As filed with the Securities and Exchange Commission on August 27, 2021

No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ermenegildo Zegna Holditalia S.p.A.

(Exact name of registrant as specified in its charter)

Italy	2300	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Viale Roma 99/100

13835 Valdilana loc. Trivero

Italy

Tel: +39 01575911

(Address, including Zip Code, and Telephone Number, including Area Code, of Principal Executive Offices)

Vincenzo Roberto

Ermenegildo Zegna Corporation

7th Floor, 10 East 53rd Street,

New York, NY, 10022

Tel: 212-246-2244

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Scott D. Miller Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Tel.: 212-558-4000	Christian O. Nagler, Esq. Wayne Williams, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Tel.: (212) 446-4900	Cedric Van den Borren, Esq. Kirkland & Ellis International LLP 30 St Mary Axe London EC3A 8AF, United Kingdom Tel.: +44 20 7469 2380

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and upon the satisfaction or waiver of all other conditions to the consummation of the initial business combination described in this proxy statement/prospectus.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)   ☐

Exchange Act Rule 14d-1(d) (Cross Border Third-Party Tender Offer)   ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company   ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(3)	Proposed maximum offering price per security	Proposed maximum aggregate offering price	Amount of registration fee
Ordinary Shares, nominal value €0.02 per share(1)	92,929,167	$9.90	$919,998,753.30(4)	$100,371.86(6)
Warrants to purchase Ordinary Shares(2)	13,416,667	$1.14	$15,295,000.38 (5)	$1,668.68(6)
Aggregate Fee				$102,040.54

(1)

Represents ordinary shares, nominal value €0.02 per share (the “Ordinary Shares”), of the registrant (“Zegna”) (which will be converted into a Dutch public limited liability company (naamloze vennootschap) and renamed Ermenegildo Zegna N.V.) to be issued upon completion of the business combination described in the proxy statement/prospectus contained herein (the “Business Combination”), and includes (a) up to a maximum (subject to any redemptions) of 62,750,000 Ordinary Shares to be issued to holders of Class A ordinary shares of Investindustrial Acquisition Corp. (“IIAC”), a Cayman exempted company, (b) 10,062,500 Ordinary Shares to be issued to holders of Class B ordinary shares of IIAC, (c) 13,416,667 Ordinary Shares issuable upon exercise of warrants of Zegna to be issued to holders of public warrants of IIAC and (d) 6,700,000 Ordinary Shares issuable upon exercise of warrants of Zegna to be issued to holders of private placement warrants of IIAC, each in connection with the Business Combination.

(2)	Represents warrants of Zegna to be issued to holders of public warrants of IIAC in connection with the Business Combination.
(3)

Pursuant to Rule 416(a) of Securities Act of 1933, as amended (the “Securities Act”), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(4)

Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed aggregate maximum offering price is the product of (i) $9.90 (the implied price of the Ordinary Shares based on the average of the high and low prices of the IIAC Class A ordinary shares as reported on NYSE on August 23, 2021) multiplied by (ii) 92,929,167 Ordinary Shares issuable in connection with the Business Combination.

(5)

Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed aggregate maximum offering price is the product of (i) $1.14 (the average of the high and low prices of the public warrants of IIAC as reported on NYSE on August 23, 2021) multiplied by (ii) 13,416,667 public warrants.

(6)	Calculated by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001091.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this document is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY – SUBJECT TO COMPLETION, DATED AUGUST 27, 2021

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF

INVESTINDUSTRIAL ACQUISITION CORP.

and

PROSPECTUS FOR UP TO 92,929,167 ORDINARY SHARES AND 13,416,667 WARRANTS OF

ERMENEGILDO ZEGNA N.V.

resulting from the conversion into a Dutch public limited liability company (naamloze vennootschap) and change of name of

ERMENEGILDO ZEGNA HOLDITALIA S.P.A.

LETTER TO SHAREHOLDERS OF INVESTINDUSTRIAL ACQUISITION CORP.

Investindustrial Acquisition Corp.

Suite 1, 3rd Floor, 11-12 St James’s Square

London, United Kingdom

Dear Investindustrial Acquisition Corp. Shareholder:

You are cordially invited to attend an extraordinary general meeting of Investindustrial Acquisition Corp., a Cayman Islands exempted company (“IIAC”), which will be held on [●], 2021 at 9:00 a.m., Eastern Time, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned (the “General Meeting”). The accompanying proxy statement/prospectus related to the General Meeting is dated [●], 2021, and is expected to be first mailed or otherwise delivered to IIAC shareholders on or about [●], 2021.

Due to the current novel coronavirus (“COVID-19”) global pandemic, there are restrictions in place in many jurisdictions relating to the ability to conduct in-person meetings. As part of our precautions regarding COVID-19, we are planning for the meeting to be held virtually over the Internet, but the physical location of the meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association.

On July 18, 2021, IIAC, Ermenegildo Zegna Holditalia S.p.A., a joint stock company incorporated under Italian law (which will be converted into a Dutch public limited liability company (naamloze vennootschap) to be renamed Ermenegildo Zegna N.V. upon the Conversion) (“Zegna”) and EZ Cayman, a Cayman Islands exempted company and wholly-owned subsidiary of Zegna (“Zegna Merger Sub”), entered into a business combination agreement (as it may be amended from time to time, the “Business Combination Agreement”), contemplating several transactions in connection with which Zegna will become the ultimate parent company of IIAC.

At the General Meeting, IIAC shareholders will be asked to consider and vote upon: (i) a proposal, as an ordinary resolution, to adopt and approve the Business Combination Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, and the transactions contemplated thereby (the “Business Combination Proposal” or “Proposal No. 1”) and (ii) a proposal, as a special resolution to authorize and approve the Merger and the Plan of Merger (each as defined below) between IIAC and Zegna Merger Sub in the form tabled at the General Meeting, which will be substantially in the form attached to the accompanying proxy statement/prospectus as Annex B (the “Plan of Merger”) (the “Merger Proposal” or “Proposal No. 2”).

As further described in the accompanying proxy statement/prospectus, subject to the terms and conditions of the Business Combination Agreement, upon consummation of the Business Combination, among other things:

•

On the Closing Date (as defined in the accompanying proxy statement/prospectus) prior to the Effective Time (as defined in the accompanying proxy statement/prospectus), Ermenegildo Zegna Holditalia S.p.A. will implement a cross-border conversion, by means of the execution of a Dutch notarial deed of cross-border conversion and amendment of its articles of association, and transfer its legal seat from Italy to the Netherlands and become a Dutch public limited liability company (naamloze vennootschap) (the “Conversion”), upon which Ermenegildo Zegna Holditalia S.p.A. will change its name to Ermenegildo Zegna N.V.;

•

In connection with the Conversion, Zegna will undergo a share split, or other transaction with a similar effect, such that immediately following the Closing (as defined in the accompanying proxy statement/prospectus) the then-existing shareholders of Zegna will hold 155,400,000 Ordinary Shares (as defined below);

•

On the Closing Date following the Conversion and prior to the Effective Time, Strategic Holding Group S.à.r.l., an affiliate of the IIAC Sponsor (the “FPA Purchaser”) shall purchase from IIAC and IIAC shall issue to such purchaser 22,500,000 Class A Shares for an aggregate purchase price of €184,500,000, subject to adjustment in accordance with the terms of the Forward Purchase Agreement (as defined in the accompanying proxy statement/prospectus);

•

At the Effective Time, Zegna Merger Sub will merge with and into IIAC (the “Merger”), with IIAC as the surviving company (the “Surviving Company”) in the merger, and (i) each share in the capital of Zegna Merger Sub issued and outstanding immediately prior to the Effective Time (as defined in the accompanying proxy statement/prospectus) will be automatically cancelled and extinguished and converted into one ordinary share in the share capital of the Surviving Company, (ii) each Class A Share and Class B Share of IIAC (each term as defined in the accompanying proxy statement/prospectus and collectively, the “IIAC Ordinary Shares”) issued and outstanding immediately prior to the Effective Time will remain outstanding as one ordinary share of the Surviving Company for further contribution as a contribution in kind to Zegna in consideration for one ordinary share in the share capital of Zegna (the “Ordinary Shares”), (iii) each IIAC Public Warrant (as defined below) outstanding immediately prior to the Effective Time will automatically cease to represent a right to acquire one Class A Share and shall automatically represent, immediately following the Effective Time, a right to acquire one Ordinary Share on the same contractual terms and conditions as were in effect immediately prior to the Effective Time under the terms of the Warrant Agreement (as defined in the accompanying proxy statement/prospectus), and (iv) each Private Placement Warrant (as defined in the accompanying proxy statement/prospectus) to acquire one IIAC Ordinary Share outstanding immediately prior to the Effective Time will be exchanged, immediately following the Effective Time, for the issuance of a new Zegna warrant representing a right to acquire one Ordinary Share on the same contractual terms and conditions of the Private Placement Warrants as were in effect immediately prior to the Effective Time under the terms of the Warrant Agreement (collectively, the “Business Combination”);

•	Immediately following the Effective Time, Zegna will consummate the PIPE Financing (as defined below);

•

After the consummation of the PIPE Financing, the Surviving Company shall distribute an amount of cash equal to the Capital Distribution Amount (as defined in the accompanying proxy statement/prospectus) to Zegna by way of the Capital Distribution (as defined in the accompanying proxy statement/prospectus); and

•

Promptly following the Capital Distribution, Zegna shall acquire 54,600,000 Ordinary Shares from Monterubello (as defined in the accompanying proxy statement/prospectus) in exchange for the Cash Consideration.

Concurrently with the execution of the Business Combination Agreement, IIAC and Zegna entered into subscription agreements (the “PIPE Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to subscribe for, and Zegna has agreed to issue to such PIPE Investors, an aggregate of 25 million Ordinary Shares at $10.00 per share for an aggregate purchase price of $250,000,000 (the “PIPE Financing”) on the Closing Date, of which $6,200,000 will be funded by the FPA Purchaser, $1,200,000 will be funded by Sergio P. Ermotti, currently the chairman of the IIAC Board and $3,600,000 will be funded by Ermenegildo Zegna di Monte Rubello. The Ordinary Shares to be issued pursuant to the PIPE Subscription Agreements will be issued in a private placement not registered under the Securities Act of 1933, as amended (the “Securities Act”). Zegna has agreed to grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the Closing.

Additionally, in connection with their entry into the Business Combination Agreement, IIAC and Zegna entered into a letter agreement with Investindustrial Acquisition Corp. L.P., an English limited partnership (the “IIAC Sponsor”) and the current independent directors of IIAC (together with the IIAC Sponsor, the “IIAC Initial Shareholders”) pursuant to which, among other things, each IIAC Initial Shareholder has agreed to (a) vote in favor of all the transaction proposals (including the Merger) to be voted upon at the General Meeting, including the approval of the Business Combination Agreement and the transactions contemplated thereby and (b) waive any adjustment to the conversion ratio set forth in the governing documents of IIAC or any other anti-dilution or similar protections with respect to the Class B Shares (whether as a result of the transactions contemplated by the PIPE Subscription Agreements, the Forward Purchase Agreement or otherwise), in each case, on the terms and subject to the conditions set forth therein.

In addition to the Business Combination Proposal, IIAC shareholders are being asked to consider and vote on a proposal, as an ordinary resolution, to postpone or adjourn the General Meeting to a later date or dates (A) in order to solicit additional proxies for the purpose of obtaining IIAC shareholder approval of the transaction proposals to be voted upon at the General Meeting, (B) if as of the time for which the General Meeting is scheduled, there are insufficient IIAC Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting, (C) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that IIAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the IIAC shareholders prior to the General Meeting, or (D) if IIAC shareholders redeem an amount of Class A Shares such that the condition (the “Aggregate Transaction Proceeds Condition”) to Zegna’s obligation to consummate the Business Combination that the amount of cash available for release in the Trust Account (as defined in the accompanying proxy statement/prospectus) (net of the aggregate amount of cash required to satisfy any exercise by IIAC shareholders of their right to have IIAC redeem their Class A Shares in connection with the Business Combination (the “Cash Redemption Amount”)) together with the Aggregate PIPE Proceeds (as defined in the accompanying proxy statement/prospectus) and the proceeds from the Forward Purchase Agreement be equal to or greater than the sum of (i) €184,500,000 plus (ii) $400,000,000 is not satisfied (the “Adjournment Proposal” or “Proposal No. 3”). The Adjournment Proposal will only be presented to IIAC shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, or in the event that IIAC shareholders redeem an amount of Class A Shares such that the Aggregate Transaction Proceeds Condition would not be satisfied. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each shareholder is urged to read carefully.

The Class A Shares, IIAC Public Units and IIAC Public Warrants (each term as defined in the accompanying proxy statement/prospectus) are currently listed on the New York Stock Exchange (“NYSE”) under the symbols “IIAC,” “IIAC.U” and “IIAC WS,” respectively. Upon the Closing, the IIAC securities will be delisted from NYSE. Zegna intends to apply to list the Ordinary Shares and Zegna Public Warrants (as defined in the accompanying proxy statement/prospectus) on NYSE under the symbols “ZGN” and “ZGN.W,” respectively, upon the Closing. We cannot assure you that the Ordinary Shares or Zegna Public Warrants will be approved for listing on NYSE.

Investing in Zegna’s securities involves a high degree of risk. See “Risk Factors” beginning on page 52 of the accompanying proxy statement/prospectus for a discussion of information that should be considered in connection with an investment in Zegna’s securities.

With respect to IIAC and the holders of the IIAC Ordinary Shares, the accompanying proxy statement/prospectus serves as a:

•

proxy statement for the general meeting of IIAC shareholders being held on [•], 2021, at which IIAC shareholders will vote on, among other things, a proposal to adopt the Business Combination Agreement and approve the Business Combination, the Merger and the Plan of Merger; and

•

prospectus for the Ordinary Shares and Zegna Public Warrants that IIAC shareholders (including holders of shares purchased pursuant to the Forward Purchase Agreement) and public warrant holders will receive in the Business Combination.

Pursuant to IIAC’s amended and restated memorandum and articles of association, IIAC is providing its public shareholders with the opportunity to redeem, upon the Closing, Class A Shares then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account that holds the proceeds (including interest accrued thereon, which shall be net of taxes payable) of the IIAC IPO and certain of the proceeds of the sale of the Private Placement Warrants (as defined in the accompanying proxy statement/prospectus). Redemptions referred to herein shall take effect as repurchases under IIAC’s amended and restated memorandum and articles of association. The per-share amount that IIAC will distribute to shareholders who properly redeem their Class A Shares will not be reduced by the aggregate deferred underwriting commission of approximately $14.1 million that IIAC will pay to the underwriters of the IIAC IPO (as defined in the accompanying proxy statement/prospectus) upon consummation of the Business Combination or any transaction expenses incurred in connection with the Business Combination. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account of approximately $402.5 million as of June 30, 2021, the estimated per Class A Share redemption price would have been approximately $10.00. The redemption rights include the requirement that any beneficial owner on whose behalf a redemption right is being exercised must identify himself, herself or itself in writing and provide his, her or its legal name, phone number and address to Continental Stock Transfer & Trust Company (the “Transfer Agent”) in order to validly redeem his, her or its shares. Public shareholders may elect to redeem their shares even if they vote “for” the Business Combination Proposal. A public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the Class A Shares sold in the IIAC IPO (i.e., in excess of 6,037,500 Class A Shares), without IIAC’s prior consent. IIAC has no specified maximum redemption threshold under its amended and restated memorandum and articles of association, other than the aforementioned 15% threshold. Each redemption of Class A Shares by IIAC’s public shareholders will reduce the amount in the Trust Account. The Business Combination Agreement provides that Zegna’s obligation to consummate the Business Combination is conditioned on the amount of cash in the Trust Account (net of the Cash Redemption Amount) together with the proceeds from the Forward Purchase Agreement and the PIPE Financing being equal to or greater than the sum of (i) €184,500,000 plus (ii) $400,000,000.

The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties. If, as a result of redemptions of Class A Shares by IIAC’s public shareholders, the Aggregate Transaction Proceeds Condition is not met or is not waived, then Zegna may elect not to consummate the Business Combination. In addition, in no event will IIAC redeem its Class A Shares in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in the IIAC amended and restated memorandum and articles of association and as required as a closing condition to each party’s obligation to consummate the Business Combination under the terms of the Business Combination Agreement. Holders of outstanding IIAC Public Warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in the accompanying proxy statement/prospectus assumes that none of IIAC’s public shareholders exercise their redemption rights with respect to their Class A Shares.

The IIAC Initial Shareholders have agreed to waive their redemption rights with respect to any IIAC Ordinary Shares they may hold (the “Founder Shares”) in connection with the consummation of the Business Combination, and the Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Currently, the IIAC Initial Shareholders own 20% of the issued and outstanding IIAC Ordinary Shares, including all of the Founder Shares. The IIAC Initial Shareholders, and the other directors and officers of IIAC have agreed to vote any IIAC Ordinary Shares owned by them in favor of the Business Combination and the transactions contemplated thereby. At the Effective Time, each Founder Share will be exchanged for one Zegna Share at the Closing, such that, assuming that (a) no Class A Shares are elected to be redeemed by IIAC’s public shareholders, (b) 25,000,000 Ordinary Shares are issued to the PIPE Investors in connection with the PIPE Financing (including 620,000 Ordinary Shares issued to the FPA Purchaser), (c) no IIAC Public Warrants or Private Placement Warrants are exercised, and (d) 1,500,000 Ordinary Shares are granted to Zegna’s management, the IIAC Sponsor and its Affiliates (including the FPA Purchaser) will hold approximately 11.0% of the total number of Ordinary Shares outstanding after the consummation of the Business Combination, excluding Escrowed Shares (as defined below). 50% of the as-exchanged Founder Shares held by the IIAC Initial Shareholders will be freely tradable following the Business Combination and 50% of the as-exchanged Founder Shares held by the IIAC Initial Shareholders will be held in escrow and subject to the following release conditions (the “Escrowed Shares”), (i) 70% of the Escrowed Shares will be released to the IIAC Initial Shareholders when the share price of Zegna equals or exceeds $12.50 per share for any twenty trading days within any consecutive thirty trading day period commencing after the Closing and (ii) the remaining 30% of the Escrowed Shares will be released when the share price of Zegna equals or exceeds $15.00 per share for any twenty trading days within any consecutive thirty trading day period commencing after the Closing. Notwithstanding the foregoing, any Escrowed Shares not released in accordance with such conditions after the lapse of the seven-year anniversary of the Closing will be repurchased by Zegna for no consideration, and none of the IIAC Initial Shareholders shall have any rights with respect to such Escrowed Shares.

IIAC is providing the accompanying proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the General Meeting and at any adjournments or postponements of the General Meeting. Information about the General Meeting, the Business Combination and other related business to be considered by the IIAC shareholders at the General Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the General Meeting, all IIAC shareholders are urged to read carefully and in their entirety the accompanying proxy statement/prospectus, including the Annexes thereto and the accompanying financial statements of Zegna and IIAC. In particular, you are urged to read carefully the section entitled “Risk Factors” beginning on page 52 of the accompanying proxy statement/prospectus.

After careful consideration, the IIAC Board has approved the Business Combination Agreement and the Business Combination, and recommends that IIAC shareholders vote “FOR” adoption of the Business Combination Agreement and approval of the Business Combination, the Merger and the Plan of Merger, and “FOR” all other proposals presented to the IIAC shareholders in the accompanying proxy statement/prospectus. When you consider the IIAC Board’s recommendation of these proposals, you should keep in mind that certain IIAC directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. Please see the section entitled “The Business Combination—Interests of Certain Persons in the Business Combination” in the accompanying proxy statement/prospectus for additional information.

The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being, where a quorum is present, the affirmative vote of the holders of at least a majority of the issued ordinary shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting. The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least a two-thirds majority of the issued ordinary shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting.

Your vote is very important. Whether or not you plan to attend the General Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to ensure that your shares are represented at the General Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the General Meeting. The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal is approved at the General Meeting. The Closing is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the General Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the General Meeting. If you are a shareholder of record and you attend the General Meeting and wish to vote in person, you may withdraw your proxy at that time and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND THAT IIAC REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE INITIALLY SCHEDULED VOTE AT THE GENERAL MEETING. THE REDEMPTION RIGHTS INCLUDE THE REQUIREMENT THAT ANY BENEFICIAL OWNER ON WHOSE BEHALF A REDEMPTION RIGHT IS BEING EXERCISED MUST IDENTIFY HIMSELF, HERSELF OR ITSELF IN WRITING AND PROVIDE HIS, HER OR ITS LEGAL NAME, PHONE NUMBER AND ADDRESS TO THE TRANSFER AGENT IN ORDER TO VALIDLY REDEEM HIS, HER OR ITS SHARES. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of the IIAC Board, I would like to thank you for your support of IIAC and look forward to a successful completion of the Business Combination.

Sincerely,

/s/ [●]
Sergio P. Ermotti
Chairman of the Board of Directors

[●], 2021

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

ADDITIONAL INFORMATION

No person is authorized to give any information or to make any representation with respect to the matters that the accompanying proxy statement/prospectus describes other than those contained in the accompanying proxy statement/prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by IIAC or Zegna. The accompanying proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of the accompanying proxy statement/prospectus nor any distribution of securities made under the accompanying proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of IIAC or Zegna since the date of the accompanying proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

NOTICE OF EXTRAORDINARY GENERAL MEETING

OF INVESTINDUSTRIAL ACQUISITION CORP.

TO BE HELD [●], 2021

To the Shareholders of Investindustrial Acquisition Corp.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Investindustrial Acquisition Corp., a Cayman Islands exempted company (“IIAC”), which will be held on [●], 2021 at 9:00 a.m., Eastern Time, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned (the “General Meeting”).

Due to the current novel coronavirus (“COVID-19”) global pandemic, there are restrictions in place in many jurisdictions relating to the ability to conduct in-person meetings. As part of our precautions regarding COVID-19, we are planning for the meeting to be held virtually over the Internet, but the physical location of the meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association.

You are cordially invited to attend the General Meeting to conduct the following items of business and/or consider, and if thought fit, approve the following resolutions:

1.

Business Combination Proposal — RESOLVED, as an ordinary resolution (the “Business Combination Proposal”), that the Business Combination Agreement, dated as of July 18, 2021 (as it may be amended from time to time, the “Business Combination Agreement,” a copy of which is attached to the accompanying proxy statement/prospectus as Annex A), by and among IIAC, Ermenegildo Zegna Holditalia S.p.A., a joint stock company incorporated under Italian law (which will be converted into a Dutch public limited liability company (naamloze vennootschap) and renamed Ermenegildo Zegna N.V, upon the Conversion) (“Zegna”) and EZ Cayman, a Cayman Islands exempted company and wholly-owned subsidiary of Zegna (“Zegna Merger Sub”), and the consummation of the transactions contemplated thereby be authorized, approved and confirmed in all respects.

2.

Merger Proposal — RESOLVED, as a special resolution (the “Merger Proposal”), that the Plan of Merger in the form tabled to the General Meeting (a draft of which is attached to the accompanying proxy statement/prospectus as Annex B, the “Plan of Merger”) pursuant to which Zegna Merger Sub will merge with and into IIAC (the “Merger”) so that IIAC will be the surviving company and all the rights and obligations of Zegna Merger Sub will be assumed by IIAC by virtue of such Merger pursuant to the Companies Act (As Revised) of the Cayman Islands, and the consummation of the Merger and the remaining transactions contemplated thereby, be authorized, approved and confirmed in all respects; and IIAC be authorized to enter into the Plan of Merger.

3.

Adjournment Proposal — RESOLVED, as an ordinary resolution (the “Adjournment Proposal”), to adjourn the General Meeting to a later date or dates (A) in order to solicit additional proxies for the purpose of obtaining IIAC shareholder approval of the transaction proposals to be voted upon at the General Meeting, (B) if as of the time for which the General Meeting is scheduled, there are insufficient IIAC Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting, (C) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that IIAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the IIAC shareholders prior to the General Meeting, or (D) if IIAC shareholders redeem an amount of Class A Shares such that the condition to Zegna’s obligation to consummate the Business Combination that the amount of cash available for release in the Trust Account (as defined in the accompanying proxy statement/prospectus) (net of the aggregate amount of cash required to satisfy any exercise by IIAC shareholders of their right to have IIAC redeem their Class A Shares in connection with the Business Combination (the “Cash Redemption Amount”)) together with the Aggregate PIPE Proceeds and the proceeds from the Forward Purchase Agreement (each as defined in the accompanying proxy statement/prospectus) be at least equal to or greater than the sum of (i) €184,500,000 plus (ii) $400,000,000 is not satisfied.

The above matters are more fully described in the accompanying proxy statement/prospectus, which also includes, as Annex A, a copy of the Business Combination Agreement and as Annex B, a copy of the Plan of Merger. You are urged to read carefully and in their entirety the accompanying proxy statement/prospectus, including the Annexes thereto and accompanying financial statements of Zegna and IIAC.

The record date for the General Meeting for IIAC shareholders is [●], 2021. Only IIAC shareholders at the close of business on that date may vote at the General Meeting or any adjournment thereof. IIAC shareholders are entitled to one vote on each proposal presented at the General Meeting for each IIAC Ordinary Share held on the date of the General Meeting.

Pursuant to IIAC’s amended and restated memorandum and articles of association, IIAC is providing its public shareholders with the opportunity to redeem, upon the Closing, Class A Shares then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account that holds the proceeds (including interest accrued thereon, which shall be net of taxes payable) of the IIAC IPO and certain of the proceeds of the sale of the Private Placement Warrants (as defined in the accompanying proxy statement/prospectus). Redemptions referred to herein shall take effect as repurchases under IIAC’s amended and restated memorandum and articles of association. The per-share amount that IIAC will distribute to shareholders who properly redeem their Class A Shares will not be reduced by the aggregate deferred underwriting commission of approximately $14.1 million that IIAC will pay to the underwriters of the IIAC IPO (as defined in the accompanying proxy statement/prospectus) upon consummation of the Business Combination or any transaction expenses incurred in connection with the Business Combination. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account of approximately $402.5 million as of June 30, 2021, the estimated per Class A Share redemption price would have been approximately $10.00. The redemption rights include the requirement that any beneficial owner on whose behalf a redemption right is being exercised must identify himself, herself or itself in writing as a beneficial holder and provide his, her or its legal name, phone number and address to Continental Stock Transfer & Trust Company in order to validly redeem his, her or its shares. Public shareholders may elect to redeem their shares even if they vote “for” the Business Combination Proposal. A public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the Class A Shares sold in the IIAC IPO (i.e., in excess of 6,037,500 Class A Shares), without IIAC’s prior consent. IIAC has no specified maximum redemption threshold under its amended and restated memorandum and articles of association, other than the aforementioned 15% threshold. Each redemption of Class A Shares by IIAC’s public shareholders will reduce the amount in the Trust Account. The Business Combination Agreement provides that Zegna’s obligation to consummate the Business Combination is conditioned on the amount of cash in the Trust Account (net of the Cash Redemption Amount) together with the proceeds from the Forward Purchase Agreement and the PIPE Financing being at least equal to or greater than the sum of (i) €184,500,000 plus (ii) $400,000,000.

The Closing is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being, where a quorum is present, the affirmative vote of the holders of at least a majority of the issued ordinary shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting. The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least a two-thirds majority of the issued ordinary shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting. The IIAC Board recommends that you vote “FOR” each of these proposals.

By Order of the Board of Directors

	By:	/s/ [●]
Sergio P. Ermotti
Chairman of the Board of Directors
New York, New York

[●], 2021

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), by Zegna (File No. 333-[●]), constitutes a prospectus of Zegna under Section 5 of the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to the Zegna securities to be issued to IIAC shareholders, if the business combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act, with respect to the general meeting of IIAC shareholders at which IIAC shareholders will be asked to consider and vote upon a proposal to adopt the Business Combination Agreement and approve the Business Combination by the approval and adoption of the Business Combination Proposal, among other matters.

CERTAIN DEFINED TERMS

In this proxy statement/prospectus:

“Adjournment Proposal” means a proposal, as an ordinary resolution, to postpone or adjourn the General Meeting to a later date or dates (A) in order to solicit additional proxies for the purpose of obtaining IIAC shareholder approval of the transaction proposals to be voted upon at the General Meeting, (B) if as of the time for which the General Meeting is scheduled, there are insufficient IIAC Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting, (C) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that IIAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the IIAC shareholders prior to the General Meeting, or (D) if IIAC shareholders redeem an amount of Class A Shares such that the Aggregate Transaction Proceeds Condition is not satisfied.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto. For the avoidance of doubt, IIAC shall be an Affiliate of Zegna following the Closing.

“Aggregate PIPE Proceeds” means the cash proceeds to be received by Zegna in respect of the PIPE Financing.

“Aggregate Transaction Proceeds” means the sum of (i) the amount of cash available for release from the Trust Account upon completion of the Business Combination (net of the Cash Redemption Amount), (ii) the Aggregate PIPE Proceeds and (iii) the proceeds from the Forward Purchase Agreement.

“Aggregate Transaction Proceeds Condition” means the condition to Zegna’s obligation to consummate the Business Combination if the amount of cash available for release from the Trust Account (net of the Cash Redemption Amount) together with the Aggregate PIPE Proceeds and the proceeds from the Forward Purchase Agreement is not equal to or greater than the sum of (i) €184,500,000 plus (ii) $400,000,000.

“Ancillary Documents” means, collectively, the PIPE Subscription Agreements, Shareholders Agreement, Registration Rights Agreement, Lock-Up Agreement, Warrant Agreement Amendment, Warrant Assumption Agreement, FPA Amendment, Zegna Articles of Association, Zegna Board Regulations, Terms and Conditions of the Zegna Special Voting Shares, Company Support Agreement, Long-Term Incentive Plan, Sponsor Letter Agreement, and each other agreement, document, instrument or certificate executed, or contemplated to be executed, in connection with the Transactions.

“Business Combination” means the Transactions.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of July 18, 2021, by and among IIAC, Zegna, and Zegna Merger Sub which is attached hereto as Annex A, as it may be amended from time to time.

“Business Combination Proposal” means a proposal, as an ordinary resolution, that the Business Combination Agreement, and the consummation of the transactions contemplated thereby be authorized, approved and confirmed in all respects.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York, George Town, Cayman Islands, Amsterdam, the Netherlands and Milan, Italy are open for the general transaction of business.

“Capital Distribution” means a return of capital distribution under Cayman Islands law whereby, on the Closing Date, immediately following the PIPE Financing and prior to the Share Repurchase, IIAC will distribute the Capital Distribution Amount to Zegna.

“Capital Distribution Amount” means an amount equal to (a) the sum of (i) the cash proceeds available for release to Zegna or any of its Affiliates (including, for the avoidance of doubt, IIAC) from the Trust Account in connection with the Transactions (which amount, for the avoidance of doubt and without duplication, shall be calculated after giving effect to any share redemptions by IIAC Shareholders) and (ii) the proceeds from the Forward Purchase, minus (b) (i) the transaction expenses as set out in the Business Combination Agreement and (ii) any additional amounts to be retained by IIAC as may be agreed in writing by Zegna and IIAC; provided, that IIAC may retain such amounts as may be required as a matter of Cayman Islands law.

“Cash Consideration” means an amount of €455,000,000.

“Cash Redemption Amount” means the aggregate amount of cash required to satisfy any valid exercise by IIAC shareholders of their right to have IIAC redeem their Class A Shares in connection with the Business Combination.

“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands, as amended, modified, re-enacted or replaced from time to time.

“Class A Shares” means the Class A ordinary shares, par value $0.0001 per share, of IIAC.

“Class B Shares” means the Class B ordinary shares, par value $0.0001 per share, of IIAC.

“Closing” means the closing of the Forward Purchase, the Merger, the PIPE Financing, the Capital Distribution and the Share Repurchase.

“Closing Date” means a date to be mutually agreed upon by IIAC and Zegna but no later than the fifth (5th) Business Day following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions set forth in Article 7 of the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions), on which date the Closing will occur.

“Company Support Agreement” means the company support agreement, dated as of July 18, 2021, by and among IIAC, Zegna, and certain Zegna Shareholders, attached hereto as Annex C.

“Condition Precedent Proposals” means the Business Combination Proposal and the Merger Proposal.

“Conversion” means the cross-border conversion whereby, on the Closing Date, Zegna will, by means of the execution of a Dutch notarial deed of cross-border conversion and amendment of its articles of association, transfer its legal seat from Italy to the Netherlands and become a Dutch public limited liability company (naamloze vennootschap), upon which Zegna will change its name to “Ermenegildo Zegna N.V.”

“DCGC” means the Dutch Corporate Governance Code.

“Disposition” has the meaning set forth in “Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

“DOSs” means directly operated stores.

“DTC” means direct-to-consumer.

“Effective Time” means the date and time the Merger becomes effective, being the date and time at which the Plan of Merger and all other documentation and declarations required under Cayman Islands law in connection with the Merger shall have been duly filed with the Cayman Islands Registrar of Companies or a subsequent date and time as is agreed by IIAC and Zegna and specified in the such documents in accordance with Cayman Islands law.

“Escrowed Shares” means 50% of the Ordinary Shares, rounded up to the nearest whole Ordinary Share, that will be issued to the IIAC Initial Shareholders in exchange for their Class B Shares, that will be held in escrow subject to the release conditions described in this proxy statement/prospectus.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Forward Purchase” means the transactions contemplated by the Forward Purchase Agreement.

“Forward Purchase Agreement” means the forward purchase agreement between IIAC and the FPA Purchaser, dated as of November 18, 2020, as amended on July 26, 2021.

“Founder Shares” means the aggregate 10,062,500 Class B Shares that are currently owned by the IIAC Initial Shareholders, of which 9,937,500 shares are held by IIAC Sponsor, 75,000 shares are held by Sergio P. Ermotti and 25,000 shares are held by each of Dante Roscini and Tensie Whelan (for a combined total of 125,000 shares).

“FPA Amendment” means the amendment to the Forward Purchase Agreement dated as of July 26, 2021, by and between IIAC and the FPA Purchaser, attached hereto as Annex E.

“FPA Purchaser” means Strategic Holding Group S.à.r.l., an affiliate of the IIAC Sponsor.

“General Meeting” means the extraordinary general meeting of IIAC that is the subject of this proxy statement/prospectus.

“Hedged Positions” means the hedging positions and arrangements that effectively transfer the economic interest of any member of the Sponsor Group or Other Class B Shareholder (as may be applicable) in Zegna to a third party (e.g., forward sale contracts); provided, that the definition of “Hedged Positions” shall not include hedging positions and arrangements (a) in which the economic interest of any member of the Sponsor Group or Other Class B Shareholder (as may be applicable) in Zegna is retained (e.g., pledges and margin loans), (b) that minimize exposure to certain risks independent of the business operations of Zegna (e.g., currency exchange swaps) or (c) that marginally cap or limit the upside/downside risk of any member of the Sponsor Group or Other Class B Shareholder (as may be applicable) while maintaining material economic exposure (e.g., puts, calls and collars). Treatment of hedging positions and arrangements (including puts, calls and collars) in which any member of the Sponsor Group or Other Class B Shareholder (as may be applicable) does not retain a material economic exposure shall be discussed in good faith between such member of the Sponsor Group or such Other Class B Shareholder (as may be applicable) and Zegna.

“IASB” means the International Accounting Standards Board.

“IFRS” means International Financial Reporting Standards as issued by the IASB.

“IIAC” means Investindustrial Acquisition Corp., a Cayman Islands exempted company.

“IIAC amended and restated memorandum and articles of association” means the amended and restated memorandum and articles of association of IIAC, effective October 27, 2020.

“IIAC Annual Financial Statements” means the audited financial statements of IIAC as of December 31, 2020 for the period from September 7, 2020 (inception) to December 31, 2020, each prepared in accordance with U.S. GAAP (such audited financial statements, together with the notes thereto.

“IIAC Board” means the board of directors of IIAC.

“IIAC Initial Shareholders” means IIAC Sponsor, Sergio P. Ermotti, Dante Roscini and Tensie Whelan.

“IIAC IPO” means IIAC’s initial public offering, consummated on November 23, 2020, of 40,250,000 IIAC Public Units (including 5,250,000 units sold pursuant to the underwriters’ exercise of their over-allotment option, consummated on November 27, 2020) at $10.00 per unit, with each unit consisting of one Class A Share and one-third of one IIAC Public Warrant.

“IIAC Ordinary Shares” means collectively the Class A Shares and the Class B Shares.

“IIAC Private Placement Warrants” means the warrants held by IIAC Sponsor that were issued in a private placement at the time of the IIAC IPO, each of which is exercisable for one Class A Share at an exercise price of $11.50 per share.

“IIAC Public Units” means the units issued in the IIAC IPO, consisting of one Class A Share and one-third of one IIAC Public Warrant.

“IIAC Public Warrants” means warrants to acquire Class A Shares, issued as part of units in the IIAC IPO, at an initial exercise price of $11.50 per share.

“IIAC shareholder” means any holder of IIAC Ordinary Shares.

“IIAC Sponsor” means Investindustrial Acquisition Corp. L.P., a limited partnership incorporated in England and Wales.

“IIAC Warrants” means, collectively, the IIAC Public Warrants and the IIAC Private Placement Warrants.

“Investindustrial” means, as the context may require, Investindustrial Advisors Limited, its affiliates, funds managed or advised by it or by such affiliates and or subsidiaries of such funds, or all such entities taken together.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the U.S. Internal Revenue Service.

“Lock-Up Agreement” means the lock-up agreement, to be entered into at the Closing, by and among the Zegna Shareholders, the IIAC Initial Shareholders and the FPA Purchaser, attached hereto as Annex [●].

“Long-Term Incentive Plan” means the omnibus equity incentive plan that will be adopted by Zegna pursuant to the Business Combination Agreement.

“Loyalty Register” has the meaning set forth in “Description of Zegna Securities—Loyalty Voting Structure.”

“maximum redemption scenario” has the meaning set forth in “Beneficial Ownership.”

“Merger” means the merger of IIAC with and into Zegna Merger Sub, with IIAC being the surviving company.

“Merger Proposal” means a proposal, as a special resolution, that the Plan of Merger pursuant to which the Merger so that IIAC will be the surviving company and all the rights and obligations of Zegna Merger Sub will be assumed by IIAC by virtue of such Merger pursuant to the Cayman Islands Companies Act, and the consummation of the Merger and the remaining transactions contemplated thereby, be authorized, approved and confirmed in all respects; and IIAC be authorized to enter into the Plan of Merger.

“Minimum Holding Requirement” means the beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) by the Sponsor Group, of at least 5% of the issued and outstanding Ordinary Shares, excluding (i) any Hedged Positions as evidenced by the IIAC Sponsor in writing and (ii) any Escrowed Shares that have not been released from escrow to the applicable Sponsor Group member.

“Monterubello” means Monterubello s.s., an Italian società semplice.

“Morrow” means Morrow Sodali LLC, proxy solicitor to IIAC.

“no redemption scenario” has the meaning set forth in “Beneficial Ownership.”

“NYSE” means the New York Stock Exchange.

“Ordinary Shares” means the ordinary shares, nominal value €0.02 per share, of Zegna following the Conversion.

“Other Class B Shareholders” means Sergio P. Ermotti, Dante Roscini and Tensie Whelan.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“PIPE Financing” means the private placement of 25,000,000 Ordinary Shares to the PIPE Investors, for gross proceeds to Zegna in an aggregate amount of approximately $250,000,000, pursuant to the PIPE Subscription Agreements.

“PIPE Investors” means the investors (including the Insider PIPE Subscribers in the PIPE Financing pursuant to the PIPE Subscription Agreements.

“PIPE Subscription Agreements” means those certain subscription agreements entered into on July 18, 2021, among IIAC, Zegna and the PIPE Investors named therein relating to the PIPE Financing.

“Plan of Merger” means, in connection with the Merger, the plan of merger between IIAC and Zegna Merger Sub in the form tabled at the General Meeting, which will be substantially in the form attached hereto as Annex B.

“public shareholders” means holders of public shares of IIAC, including the IIAC Initial Shareholders and the directors and officers of IIAC to the extent they hold public shares, provided, that any of the IIAC Initial Shareholders or the directors and officers of IIAC will be considered a “public shareholder” only with respect to any public shares held by them.

“public shares” means Class A Shares originally included in the units issued in the IIAC IPO.

“Registration Rights Agreement” means the registration rights agreement to be entered into at Closing, pursuant to which the IIAC Sponsor, the FPA Purchaser, the Other Class B Shareholders and the Zegna Shareholders will be granted certain registration rights with respect to their respective equity securities in Zegna, in each case, on the terms and subject to the conditions in such registration rights agreement, attached hereto as Annex [●].

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Repurchase” means the repurchase by Zegna of 54,600,000 Ordinary Shares from Monterubello in exchange for the Cash Consideration.

“Shareholders Agreement” means the shareholders agreement to be entered into at Closing by and among Zegna, the IIAC Sponsor, Monterubello and Mr. Ermenegildo Zegna, attached hereto as Annex [●].

“Sponsor Group” means the IIAC Sponsor together with its Affiliates.

“Sponsor Letter Agreement” means the letter agreement, dated as of July 18, 2021, by and between IIAC, the IIAC Initial Shareholders and Zegna, attached hereto as Annex D.

“Sponsor Nominee” means the Zegna Non-Executive Director to be nominated by the IIAC Sponsor in accordance with the Zegna Articles of Association.

“Surviving Company” means IIAC following the Merger.

“Terms and Conditions of the Zegna Special Voting Shares” means the terms and conditions that, immediately after the Closing, will apply to the issuance, allocation, acquisition, conversion, sale, holding, repurchase and transfer of the Zegna Special Voting Shares and certain aspects of the registration of the Ordinary Shares in the Loyalty Register.

“Transactions” means the transactions contemplated by the Business Combination Agreement, including the Conversion, the Forward Purchase, the Merger, the PIPE Financing, the Capital Distribution and the Share Repurchase.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“Treasury Regulations” means the final, temporary, and (to the extent they can be relied upon) proposed regulations under the U.S. Tax Code, as promulgated from time to time (including corresponding and succeeding provisions) as in effect for the relevant taxable period.

“Trust Account” means the trust account of IIAC that holds the proceeds from the IIAC IPO and certain of the proceeds from the sale of the IIAC Private Placement Warrants.

“Trust Agreement” means the Investment Management Trust Account Agreement, dated November 23, 2020, between IIAC and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company.

“U.S. GAAP” means United States generally accepted accounting principles.

“Warrant Agreement” means the Warrant Agreement, dated as of November 23, 2020, between IIAC and the Trustee.

“Warrant Agreement Amendment” means the Warrant Agreement Amendment, to be entered into as of or immediately prior to the Effective Time, by and between IIAC and Zegna, attached hereto as Annex [●].

“Warrant Assumption Agreement” means the Warrant Assumption Agreement, to be entered into as of or immediately prior to the Effective Time, by and between IIAC and Zegna, attached hereto as Annex [●].

“Zegna” means Ermenegildo Zegna Holditalia S.p.A., a joint stock company incorporated under Italian law, to be converted at the time of the Conversion into a Dutch public limited liability company (naamloze vennootschap) and renamed Ermenegildo Zegna N.V., together with its consolidated subsidiaries, or any one or more of them, as the context may require.

“Zegna Annual Consolidated Financial Statements” means the audited consolidated financial statements of Zegna as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020, prepared in accordance with IFRS, together with the notes thereto.

“Zegna Articles of Association” means the articles of association of Zegna, to be effective as of the consummation of the Conversion, an unofficial English translation of which is attached hereto as Annex [●].

“Zegna Board” means Zegna’s board of directors.

“Zegna Board Regulations” means the regulations of the Zegna Board to become effective as of or shortly after the consummation of the Conversion.

“Zegna Director” means a Zegna Executive Director or a Zegna Non-Executive Director.

“Zegna Executive Director” means an executive member of the Zegna Board.

“Zegna Existing Shareholders” means, collectively, Monterubello and Ermenegildo Zegna.

“Zegna General Meeting” means, following the Conversion, the corporate body that consists of the shareholders of Zegna and all other Persons with meeting rights and also the meeting in which shareholders of Zegna and all other Persons with meeting rights assemble, as the case may be.

“Zegna Merger Sub” means EZ Cayman, a Cayman Islands exempted company.

“Zegna Non-Executive Director” means a non-executive member of the Zegna Board.

“Zegna Pre-Conversion Ordinary Shares” means the ordinary shares of Zegna, nominal value €1.00 each, prior to the Conversion.

“Zegna Private Placement Warrants” means warrants to acquire Ordinary Shares on the same contractual terms and conditions as the IIAC Private Placement Warrants.

“Zegna Public Warrants” means warrants to acquire Ordinary Shares on the same contractual terms and conditions as the IIAC Public Warrants.

“Zegna Shareholders” means, collectively, Monterubello, Ermenegildo Zegna and the other shareholders of Zegna immediately prior to the Closing.

“Zegna Special Voting Shares” means, collectively, the Zegna Special Voting Shares A, the Zegna Special Voting Shares B and the Zegna Special Voting Shares C.

“Zegna Special Voting Shares A” means the special voting shares class A, nominal value of €0.02 per share, of Zegna following the Conversion.

“Zegna Special Voting Shares B” means the special voting shares class B, nominal value of €0.08 per share, of Zegna following the Conversion.

“Zegna Special Voting Shares C” means the special voting shares class C, nominal value of €0.18 per share, of Zegna following the Conversion.

“Zegna Warrants” means, collectively, the Zegna Public Warrants and the Zegna Private Placement Warrants.

For more information about factors that affect the assumptions above, please see the section entitled “Beneficial Ownership.”

PRESENTATION OF FINANCIAL INFORMATION

Presentation of Financial Information

This proxy statement/prospectus contains:

•

the audited consolidated financial statements of Zegna as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (such audited consolidated financial statements, together with the notes thereto, the “Zegna Annual Consolidated Financial Statements”). The Zegna Annual Consolidated Financial Statements have been restated as discussed in Note 43 thereof;

•

the audited financial statements of IIAC as of December 31, 2020 for the period from September 7, 2020 (inception) to December 31, 2020, each prepared in accordance with U.S. GAAP (such audited financial statements, together with the notes thereto, the “IIAC Annual Financial Statements”);

•	the unaudited pro forma condensed combined financial information of Zegna as of and for the year ended December 31, 2020, prepared in accordance with Article 11 of SEC Regulation S-X.

Unless indicated otherwise, financial data presented in this document has been taken from the IIAC Annual Financial Statements included in this document, and the Zegna Annual Consolidated Financial Statements included in this document. Where information is identified as “unaudited,” it has not been subject to an audit.

Conventions which Apply to this Proxy Statement/Prospectus

In this proxy statement/prospectus, unless otherwise specified or the context otherwise requires:

•	“$,” “USD” and “U.S. dollar” each refer to the United States dollar, the currency of the United States of America; and

•	“€,” “EUR” and “Euro” each refer to the Euro, the currency issued by the European Central Bank.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This proxy statement/prospectus includes trademarks, tradenames and service marks, certain of which belong to Zegna and others that are the property of other organizations. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this proxy statement/prospectus are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This proxy statement/prospectus contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this proxy statement/prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

MARKET AND INDUSTRY INFORMATION

Information contained in this proxy statement/prospectus concerning the market and the industry in which Zegna competes, including its market position, general expectations of market opportunity and market size, is based on information from various third-party sources, assumptions made by Zegna based on such sources and Zegna’s knowledge of the personal luxury goods market. This information and any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable but that there can be no assurance as to the accuracy or completeness of such information. We have not independently verified any third-party information. The industry in which Zegna operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to change based on various factors, including those described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors—Risks Related to Zegna’s Business Following the Business Combination” and elsewhere in this proxy statement/prospectus. The information relating to the industry contained in the section entitled “Business of Zegna and Certain Information About Zegna—Industry,” unless otherwise indicated, has been based on the Bain-Altagamma 2020 Worldwide Luxury Market Monitor, dated November 18, 2020 and the Bain-Altagamma Luxury Goods Worldwide Market Study, Spring 2021, dated May 17, 2021.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements. Forward-looking statements provide the respective current expectations or forecasts of future events of Zegna and IIAC. Forward-looking statements include statements about Zegna’s and IIAC’s respective expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-

looking statements in this proxy statement/prospectus include, but are not limited to, statements regarding Zegna’s disclosure concerning Zegna’s operations, cash flows, financial position and dividend policy.

Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “IIAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business of IIAC and Certain Information About IIAC” and “Business of Zegna and Certain Information About Zegna.” Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The risks and uncertainties include, but are not limited to:

•

the ability of IIAC and Zegna to complete the Business Combination in a timely manner or at all, or, if IIAC does not consummate such Business Combination, the ability of IIAC to complete any other initial business combination;

•	the satisfaction of the conditions to the consummation of the Business Combination;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement;

•	the incurrence of significant transaction and transition costs in connection with the Business Combination;

•	the amount of redemption requirements made by holders of Class A Shares;

•	the impact of COVID-19 or similar public health crises on Zegna’s business or the Business Combination;

•	the outcome of any legal proceedings that may be instituted against Zegna or IIAC related to the Business Combination;

•	the effect of the announcement and pendency of the Business Combination on Zegna’s business, cash flows, financial condition or results of operations;

•

the exercise by contractual counterparties of rights arising as a result of the Business Combination under the provisions included in agreements to which Zegna is a party, and the potential impact of the announcement and pendency of the Business Combination on Zegna’s existing agreements with third parties;

•	the ability of Zegna to safeguard the recognition, integrity and reputation of its brands and to identify and respond to new and changing customer preferences;

•	the ability of Zegna to successfully implement its strategy;

•	disruptions to Zegna’s manufacturing and logistics facilities, as well as directly operated stores (“DOSs”), including as a result of the COVID-19 pandemic;

•

risks related to the operation of Zegna’s DOSs, including as a result of difficulties in renewing the existing lease agreements, an increase in rental charges or a decline in sales, and the operation of points of sale by third parties in the wholesale channel;

•

fluctuations in the price or quality of, or disruptions in the availability of, raw materials used by Zegna for its products, which could cause Zegna to incur increased costs, disrupt its manufacturing processes or prevent or delay Zegna from meeting its customers’ demand;

•	the ability of Zegna to negotiate, maintain or renew license agreements and strategic alliances;

•	shifts in travel patterns or declines in travel volumes, including as a result of the COVID-19 pandemic;

•	the ability to attract and retain key senior personnel and preserve craftmanship skills;

•	Zegna’s ability to protect its intellectual property rights;

•	disruptions or breaches compromising Zegna’s information technology systems or the personal information of Zegna’s customers;

•	Zegna’s ability to obtain or maintain Zegna’s securities’ listing on the NYSE;

•	the fact that the market price of IIAC’s and Zegna’s securities may be volatile due to a variety of factors;

•	the ability to develop and maintain effective internal controls;

•

material weaknesses have been identified in Zegna’s internal control over financial reporting and if Zegna fails to remediate these material weaknesses or maintain an effective system of internal controls, it may not be able to produce timely and accurate financial statements or comply with applicable laws and regulations;

•	changes in local economic, business, regulatory, social and political conditions, as well as changes in general economic conditions and in demand for luxury goods;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•	the high levels of competition in the luxury goods market;

•

compliance with laws, including laws and regulation related to intellectual property, competition, product safety, packaging and labeling, import and processing of certain raw materials and finished goods, data protection, limits on cash payments, worker health and safety and the environment;

•	changes in trade policy, the imposition of tariffs, the enactment of tax reforms and other changes in laws and regulations;

•	disruptions arising from political, social and economic instability, or civil unrest; and

•	other factors discussed elsewhere in this proxy statement/prospectus and in the section in “Risk Factors.”

Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this proxy statement/prospectus. Accordingly, you should not rely on such forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Zegna and IIAC undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Zegna describes in the reports it will file from time to time with the SEC after the date of this proxy statement/prospectus.

In addition, statements that “Zegna believes” or “IIAC believes” and similar statements reflect Zegna’s and IIAC’s respective beliefs and opinions on the relevant subject. These statements are based on information available to them as of the date of this proxy statement/prospectus, and while Zegna and IIAC respectively believe that such information provides a reasonable basis for these statements, that information may be limited or incomplete. Zegna’s and IIAC’s statements should not be read to indicate that they have respectively conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.

Although Zegna and IIAC respectively believe the expectations reflected in the forward-looking statements were reasonable at the time made, they cannot guarantee future results, level of activity, performance or achievements. Moreover, neither Zegna, nor IIAC nor any other person assumes responsibility for the accuracy or completeness of such forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward looking statements contained in this proxy statement/prospectus and any subsequent written or oral forward-looking statements that may be issued by Zegna, IIAC or persons acting on their behalf.

ENFORCEMENT OF CIVIL LIABILITIES

Enforcement of Civil Liabilities against Zegna

As of the time of the Conversion, Zegna will be a public limited liability company (naamloze vennootschap, or N.V.) organized under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands. A majority of its directors and senior management, and certain experts named in this proxy statement/prospectus, reside outside of the United States. All or a substantial portion of the assets of such individuals and of Zegna are located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon such individuals or Zegna, or it may be difficult to enforce against such individuals or Zegna in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States.

Zegna may comply with a U.S. judgment voluntarily, but, if it were not to do so, application to a Dutch court for an original judgment would be necessary. Consequently, it could prove difficult to enforce civil liabilities solely based on U.S. securities law in the Netherlands. In addition, awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable in the Netherlands.

A judgment in a civil or commercial matter rendered by a U.S. court cannot be enforced in the Netherlands. However, if a person has obtained a final judgment without appeal in such a matter rendered by a U.S. court which is enforceable in the U.S., the Dutch court will generally recognize and give effect to the judgment insofar as it finds that:

•	the jurisdiction of the U.S. court has been based on an internationally accepted ground;

•	proper legal procedures have been observed;

•	the final judgment does not contravene Dutch public policy; and

•	the final judgment is not irreconcilable with a judgment of a Dutch court or an earlier judgment of a foreign court that is capable of being recognized in the Netherlands.

If a Dutch court finds these criteria are met, that court generally will render the same judgment without litigating again on the merits, thus granting an enforceable title in the Netherlands.

Shareholders may originate actions in the Netherlands based upon applicable Dutch laws.

In the event that a third party is liable to Zegna, only Zegna itself can bring civil action against that party. The individual shareholders do not have the right to bring an action on behalf of Zegna. Only in the event that the cause for the liability of a third party to Zegna also constitutes a tortious act directly against a shareholder, that shareholder does have an individual right of action against such third party in its own name.

The Netherlands has two specific collective redress regimes: collective settlements procedure (WCAM) and collective actions. The collective action may result in a declaratory judgment (verklaring voor recht) or an order for payment of monetary damages. Such collective action is only open to foundations or associations that satisfy certain requirements. The foundation or association and the defendant may also reach a settlement. Under the WCAM procedure, the Amsterdam court may declare such settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

Enforcement of Civil Liabilities against IIAC

Because IIAC is currently incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests and your ability to protect your rights in U.S. federal courts may be limited. For example, it may be difficult for investors to effect service of process within the United States upon IIAC’s directors or executive officers, or enforce judgments obtained in the U.S. courts against IIAC’s directors or officers.

IIAC’s corporate affairs are governed by the amended and restated memorandum and articles of association, the Cayman Islands Companies Act and the common law of the Cayman Islands. IIAC’s directors’ fiduciary duties and the rights of shareholders to take action against the directors under the laws of the Cayman Islands are to a large extent governed by the common law of the Cayman Islands, which is derived in part from relatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of IIAC’s shareholders and the fiduciary responsibilities of directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against IIAC judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state and (ii) in original actions brought in the Cayman Islands, to impose liabilities against IIAC predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

IIAC shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of IIAC or controlling shareholders than they would as public shareholders of a United States company.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

AND THE GENERAL MEETING

The questions and answers below highlight selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the General Meeting and the proposals to be presented at the General Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that may be important to IIAC shareholders. Shareholders are urged to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the General Meeting, which will be held on [●], 2021 at 9:00 a.m., Eastern Time, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

Q:	Why am I receiving this proxy statement/prospectus?

A:

IIAC Shareholders are being asked to consider and vote upon (i) a proposal to adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination, the Merger and the Plan of Merger, among other proposals.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, among other things:

•

On the Closing Date prior to the Effective Time, Ermenegildo Zegna Holditalia S.p.A. will implement a cross-border conversion, by means of the execution of a Dutch notarial deed of cross-border conversion and amendment of its articles of association, and transfer its legal seat from Italy to the Netherlands and become a Dutch public limited liability company (naamloze vennootschap), upon which Ermenegildo Zegna Holditalia S.p.A. will change its name to Ermenegildo Zegna N.V.;

•

In connection with the Conversion, Zegna will undergo a share split, or other transaction with a similar effect, such that immediately following the Closing the Zegna Shareholders will hold 155,400,000 Ordinary Shares;

•

On the Closing Date following the Conversion and prior to the Effective Time, the FPA Purchaser shall purchase from IIAC and IIAC shall issue to such purchaser 22,500,000 Class A Shares for an aggregate purchase price of €184,500,000, subject to adjustment in accordance with the terms of the Forward Purchase Agreement;

•

At the Effective Time, Zegna Merger Sub will merge with and into IIAC, with IIAC as the surviving company (the “Surviving Company”) in the merger, and (i) each share in the capital of Zegna Merger Sub issued and outstanding immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into one ordinary share in the share capital of the Surviving Company, (ii) each Class A Share and Class B Share of IIAC issued and outstanding immediately prior to the Effective Time will remain outstanding as one ordinary share of the Surviving Company for further contribution as a contribution in kind to Zegna in consideration for one ordinary share in the share capital of Zegna, (iii) each IIAC Public Warrant outstanding immediately prior to the Effective Time will automatically cease to represent a right to acquire one Class A Share and shall automatically represent, immediately following the Effective Time, a right to acquire one Ordinary Share on the same contractual terms and conditions as were in effect immediately prior to the Effective Time under the terms of the Warrant Agreement, and (iv) each IIAC Private Placement Warrant to acquire one IIAC Ordinary Share outstanding immediately prior to the Effective Time will be exchanged, immediately following the Effective Time, for the issuance of a new Zegna warrant representing a right to acquire one Ordinary Share on the same contractual terms and conditions of the IIAC Private Placement Warrants as were in effect immediately prior to the Effective Time under the terms of the Warrant Agreement;

•	Immediately following the Effective Time, Zegna will consummate the PIPE Financing;

•

After the consummation of the PIPE Financing, the Surviving Company shall distribute an amount of cash equal to the Capital Distribution Amount to Zegna by way of a return of capital distribution under Cayman Islands law; and

•	Promptly following the capital distribution, Zegna shall acquire 54,600,000 Ordinary Shares from Monterubello s.s., an Italian società semplice, in exchange for the Cash Consideration.

A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A, and you are urged to read the Business Combination Agreement in its entirety.

This proxy statement/prospectus and its Annexes contain important information about the proposed Business Combination, the Merger and the other matters to be acted upon at the General Meeting. You should read this proxy statement/prospectus and the Annexes attached hereto carefully and in their entirety.

Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and the Annexes attached hereto.

Q:	When and where is the General Meeting?

A:

The General Meeting will be held on [●], 2021 at 9:00 a.m., Eastern Time, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

Shareholders may attend the General Meeting in person, however in view of the ongoing COVID-19 pandemic, we are taking precautionary measures in line with the guidance from public health authorities and therefore encourage you to attend the General Meeting virtually. If you wish to attend the General Meeting in person, you must reserve your attendance at least two business days in advance of the General Meeting by contacting IIAC’s investor relations department at ir@investindustrial.com by 9:00 a.m., Eastern Time, on [●] (two business days prior to the meeting date).

Q:	How do I attend the virtual General Meeting?

A:

If you are a registered shareholder, you will receive a proxy card from the Transfer Agent. The form contains instructions on how to attend the virtual General Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact the Transfer Agent at 917-262-2373, or email [proxy@continentalstock.com].

You can pre-register to attend the virtual General Meeting starting [●], 2021 at 9:00 a.m., Eastern Time (five business days prior to the meeting date). Enter the URL address into your browser http;//www.cstproxy.com/[●]/2021, enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the General Meeting you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the General Meeting.

Shareholders who hold their investments through a bank or broker, will need to contact the Transfer Agent to receive a control number. If you plan to vote at the General Meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote, the Transfer Agent will issue you a guest control number with proof of ownership. Either way you must contact the Transfer Agent for specific instructions on how to receive the control number. The Transfer Agent can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have access to Internet, you can listen only to the meeting by dialing [●] (or [●] if you are located outside the United States and Canada (standard rates apply)) and when prompted enter the pin number [●]. Please note that you will not be able to vote or ask questions at the General Meeting if you choose to participate telephonically.

Q:	What are the specific proposals on which I am being asked to vote at the General Meeting?

A:	IIAC shareholders are being asked to approve the following three proposals at the General Meeting:

1.

Business Combination Proposal — to consider and vote upon a proposal by ordinary resolution that the Business Combination Agreement (a draft of which is attached to the accompanying proxy statement/prospectus as Annex A) and the consummation of the transactions contemplated thereby be authorized, approved and confirmed in all respects (Proposal No. 1).

2.

Merger Proposal — to consider and vote upon a proposal by special resolution that the Plan of Merger in the form tabled to the General Meeting (a draft of which is attached to the accompanying proxy statement/prospectus as Annex B) pursuant to which Zegna Merger Sub will merge with and into IIAC so that IIAC will be the surviving company and all the rights and obligations of Zegna Merger Sub will be assumed by IIAC by virtue of such Merger pursuant to the Cayman Islands Companies Act, and the consummation of the Merger and the remaining transactions contemplated thereby, be authorized, approved and confirmed in all respects; and IIAC be authorized to enter into the Plan of Merger (Proposal No. 2).

3.

Adjournment Proposal — to consider and vote upon a proposal by ordinary resolution to adjourn the General Meeting to a later date or dates (A) in order to solicit additional proxies for the purpose of obtaining IIAC shareholder approval of the transaction proposals to be voted upon at the General Meeting, (B) if as of the time for which the General Meeting is scheduled, there are insufficient IIAC Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting, (C) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that IIAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the IIAC shareholders prior to the General Meeting, or (D) if IIAC shareholders redeem an amount of Class A Shares such that the Aggregate Transaction Proceeds Condition is not satisfied (Proposal No. 3).

Q:	How will the COVID-19 pandemic impact in-person voting at the General Meeting?

A:

We intend to hold the General Meeting in person, although we intend to permit shareholders to participate in the meeting virtually over the Internet as well. However, we are sensitive to the public health and travel concerns our shareholders may have and recommendations that public health officials may issue in light of the evolving COVID-19 pandemic. As a result, we may impose additional procedures or limitations on meeting attendees or may decide to hold the meeting in a different location or solely by means of remote communication (i.e., a virtual-only meeting). We plan to announce any such updates on our proxy website [●], and we encourage you to check this website prior to the meeting if you plan to attend in person.

Q:	Are the proposals conditioned on one another?

A:

The Closing is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Business Combination Proposal and the Merger Proposal are conditioned upon the approval of each other. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that in the event the Business Combination Proposal or the Merger Proposal does not receive the requisite vote for approval, then IIAC will not consummate the Business Combination. If IIAC does not consummate the Business Combination and fails to complete an initial business combination by November 23, 2022, IIAC will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such Trust Account to its public shareholders.

Q:	Why is IIAC proposing the Business Combination?

A:

IIAC is a blank check company, which was incorporated as a Cayman Islands exempted company on September 7, 2020. It was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more target businesses. Although IIAC may pursue an acquisition opportunity in any business, industry, sector or geographical region for purposes of consummating an initial business combination, IIAC has focused on industry sectors that can benefit from its management team’s established global relationships and operating experience. IIAC’s management team has extensive experience in identifying and executing strategic investments predominantly focused on European medium-sized companies and has done so successfully in a number of sectors including industrial manufacturing, healthcare and services, consumer and technology. IIAC is not permitted under its amended and restated memorandum and articles of association to effect a business combination with a blank check company or a similar type of company with nominal operations.

IIAC’s acquisition selection process leverages its management team’s and its advisors’ network of potential transaction sources, ranging from industry executives, private owners and entrepreneurs, private equity professionals and our extensive network of advisors and consultants across various sectors.

IIAC has deployed a proactive, thematic sourcing strategy and to focus on companies where it believes the combination of its operating experience, relationships, capital and capital markets expertise can be catalysts to transform companies and can help accelerate the target business’ growth and performance. In addition, IIAC has utilized the networks and industry experience of Investindustrial and its management team who, over the course of their careers, have developed a broad network of contacts and corporate relationships that we believe will serve as a useful source of acquisition opportunities.

Consistent with its strategy, IIAC identified the following general criteria and guidelines that it believes are important in evaluating potential target businesses. IIAC sought to acquire companies:

•

having an enterprise value in the range of $1.0-5.0 billion, which could leverage off a public currency to drive accretive acquisitions, fund growth or de-lever and which focus on consumer, healthcare, industrial and technology sectors;

•	with dynamic and high-quality businesses characterized by sustainable market growth drivers, market and product leadership and an attractive and scalable business model with sound economics; and

•

eligible to put in place specific initiatives aimed at creating sustainable value with a long term vision. Such initiatives would typically include, among others: investments in innovation and product development, cost optimization programs, geographic expansion, active M&A strategy driving market consolidations and Environmental, Social, and Corporate Governance (“ESG”) initiatives to improve resilience and minimize risk with a strong leadership team. IIAC would seek to partner with owners who are keen to retain significant ownership and a management team committed to accelerate growth and value creation.

Based on its due diligence investigations of Zegna and the industry in which it operates, including the financial and other information provided by Zegna in the course of negotiations, IIAC believes that Zegna meets the criteria and guidelines listed above. Please see the section entitled “The Business Combination—IIAC Board’s Reasons for Approval of the Business Combination” for additional information.

Q:	Why is IIAC providing shareholders with the opportunity to vote on the Business Combination?

A:

The approval of the Business Combination is required under the IIAC amended and restated memorandum and articles of association, and the Merger requires the approval of IIAC shareholders under Cayman Islands law. In addition, such approvals are also conditions to the Closing under the Business Combination Agreement. Additionally, under its amended and restated memorandum and articles of association, IIAC must provide all holders of public shares with the opportunity to have their public shares redeemed upon the consummation of its initial business combination either in conjunction with a tender offer or in conjunction with a shareholder vote. For business and other reasons, IIAC has elected to provide its shareholders with the opportunity to have their public shares redeemed in connection with a shareholder vote rather than a tender offer. The redemption rights include the requirement that a holder must identify himself, herself or itself in writing as a beneficial holder and provide his, her or its legal name, phone number and address to the Transfer Agent in order to validly redeem his, her or its shares. Therefore, IIAC is seeking to obtain the approval of its shareholders of the Business Combination and also allow its public shareholders to effectuate redemptions of their public shares in connection with the Closing in accordance with the IIAC amended and restated memorandum and articles of association.

Q:	What is Zegna?

A:

Zegna is a leading global luxury group, founded in Trivero, Italy in 1910, and internationally recognized for the distinctive heritage of craftsmanship and design associated with its Zegna and Thom Browne brands and the noble fabrics and fibers of its in-house luxury textile and knitwear business. Zegna designs, manufactures, markets and distributes luxury menswear, footwear, leather goods and other accessories under the Zegna and the Thom Browne brands, and luxury womenswear and childrenswear under the Thom Browne brand. For further information, see “Business of Zegna and Certain Information About Zegna.”

Q:	What revenues and profits/losses has Zegna generated in the last two years?

A:

For the fiscal years ended December 31, 2020 and December 31, 2019, Zegna had total revenues of €1,014,733 thousand and €1,321,327 thousand, and (loss)/profit for the year of €(46,539) thousand and €25,437 thousand, respectively. At the end of fiscal year ended December 31, 2020, Zegna’s total assets were €2,415,055 thousand and its total liabilities were €1,770,020 thousand. For additional information, please see the Zegna Annual Consolidated Financial Statements and section “Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Q:	What impact will the COVID-19 pandemic have on the Business Combination?

A:

Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the COVID-19 pandemic on the business of IIAC and Zegna, and there is no guarantee that efforts by IIAC and Zegna to address the adverse impacts of the COVID-19 will be effective. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including ongoing developments in the pandemic, the success of containment measures, vaccination campaigns and other actions taken by governments around the world, as well as the overall condition and outlook of the global economy. If IIAC or Zegna are unable to recover from a business disruption on a timely basis, the Business Combination and Zegna’s business, financial condition and results of operations following the completion of the Business Combination would be adversely affected. The Business Combination may also be delayed and adversely affected by developments in the COVID-19 pandemic and become more costly. Each of IIAC and Zegna may also incur additional costs to remedy damages caused by any such disruptions, which could adversely affect its financial condition and results of operations.

Q:	What will happen in the Business Combination?

A:

Pursuant to the Business Combination Agreement, and upon the terms and subject to the conditions set forth therein, IIAC and Zegna will effect a transaction that would replicate the economics of a merger of IIAC and Zegna through a merger of IIAC and Zegna Merger Sub and equity contributions and exchanges, which is collectively referred to as the Business Combination. To effect the Business Combination, among other things, Zegna, IIAC and their respective Affiliates will effect or cause to be effected (in each case as applicable) (i) the Conversion; (ii) the Forward Purchase; (iii) the Merger; (iv) the PIPE Financing; (v) the Capital Distribution; and (vi) the Share Repurchase. As a result of the Business Combination, Zegna will become the ultimate parent company of IIAC. Please see the section entitled “The Business Combination” for additional information.

Q:	Following the Business Combination, will IIAC’s securities continue to trade on a stock exchange?

A:

No. IIAC anticipates that, following consummation of the Business Combination, the IIAC Public Units will automatically separate into their component parts, the Class A Shares and IIAC Public Warrants, and will be delisted from NYSE and IIAC will be deregistered under the Exchange Act. However, Zegna intends to apply to list the Ordinary Shares and Zegna Public Warrants on NYSE under the symbols “ZGN” and “ZGN.W,” respectively, following the Closing.

Q:	Is the Business Combination the first step in a “going private” transaction?

A:

No. IIAC does not intend for the Business Combination to be the first step in a “going private” transaction. One of the primary purposes of the Business Combination is to provide a platform for Zegna to access the U.S. public markets.

Q:	Will the management of Zegna change in the Business Combination?

A:

The current executive officers of Zegna are Ermenegildo Zegna, the Chief Executive Officer, Gianluca Ambrogio Tagliabue, the Chief Operating Officer and Chief Financial Officer, Alessandro Sartori, the Zegna Artistic Director, Franco Ferraris, the Head of Textiles, Thom Browne, the Founder and Chief Creative Officer of Thom Browne, and Rodrigo Bazan, the Chief Executive Officer of Thom Browne. These individuals are intended to continue to serve as Zegna’s executive officers upon the Closing.

Upon the Closing, Zegna will be governed through a single-tiered board of directors comprised of eleven members, with each director subject to annual re-election and appointed for a term ending at the close of the first annual general meeting following his or her appointment.

Please see the section entitled “Board of Directors and Senior Management of Zegna After the Business Combination—Senior Management of Zegna” for additional information.

Q:	What will IIAC shareholders receive in the Business Combination?

A:

Upon consummation of the Merger, each Class A Share and each Class B Share will be exchanged for one Ordinary Share through an exchange agent acting for the benefit and account of the former holders of the IIAC Ordinary Shares. The as-exchanged Class B Shares will be subject to the Escrow (as defined below) whereby 50% of the Escrowed Shares would continue to be held by their respective holders free and clear following the Closing and 50% of the Escrowed Shares would be held in escrow until the satisfaction of the relevant release conditions or lapse of the prescribed period of time. See the section entitled “Shares Eligible for Future Sale—Escrowed Shares.”

Q:	What will IIAC warrant holders receive in the Business Combination?

A:

Upon consummation of the Merger, each outstanding IIAC Public Warrant will automatically cease to represent a right to acquire one Class A Share and shall automatically be converted to and represent, immediately following the Effective Time, a right to acquire one Ordinary Share on the same contractual terms and conditions as were in effect immediately prior to the Effective Time under the terms of the Warrant Agreement and each holder of IIAC Private Placement Warrants will exchange their IIAC Private Placement Warrants to Zegna for the issuance by Zegna of a corresponding number of Zegna Private Placement Warrants representing a right to acquire one Ordinary Share on the same contractual terms and conditions of the IIAC Private Placement Warrants as were in effect immediately prior to the Effective Time under the terms of the Warrant Agreement.

Q:	What will IIAC unitholders receive in the Business Combination?

A:

In connection with the consummation of the Business Combination, the IIAC Public Units will automatically separate into their component parts, and holders of IIAC Public Units will receive one Ordinary Share for each Class A Share and one Zegna Public Warrant for each IIAC Public Warrant.

Q:	What will Zegna equityholders receive in the Business Combination?

A:

In connection with the Conversion, the share capital of Zegna will undergo a share split or other transaction with a similar effect, including a repurchase of outstanding shares or transfer of treasury shares to the Zegna Shareholders in order to ensure that, immediately following the Closing (including the Share Repurchase) the Zegna Shareholders will hold 155,400,000 Ordinary Shares. In connection with the Share Repurchase, Monterubello will sell to Zegna 54,600,000 Ordinary Shares in exchange for the Cash Consideration.

Q:	What is the PIPE Financing?

A:

In connection with the Business Combination and concurrently with the execution of the Business Combination Agreement, IIAC and Zegna entered into the PIPE Subscription Agreements with the PIPE Investors pursuant to which the PIPE Investors agreed to subscribe for, and Zegna agreed to issue to such PIPE Investors, an aggregate of 25,000,000 Ordinary Shares for gross proceeds of $250,000,000, at a purchase price of $10.00 per share, of which $6,200,000 will be funded by the FPA Purchaser, $1,200,000 will be funded by Sergio P. Ermotti, currently the chairman of the IIAC Board and $3,600,000 will be funded by Ermenegildo Zegna di Monte Rubello.

Q:	What equity stake will the current shareholders of IIAC, the PIPE Investors and the current shareholders of Zegna hold in Zegna immediately after the Closing?

A:

It is anticipated that, following the Closing, in a no redemption scenario: (i) IIAC’s public shareholders (other than the PIPE Investors) will own approximately 15.8% of the outstanding Ordinary Shares; (ii) the PIPE Investors (excluding the FPA Purchaser and Ermenegildo Zegna di Monte Rubello) will own approximately 9.4% of the outstanding Ordinary Shares; (iii) the Sponsor Group will own approximately 11.0% of the outstanding Ordinary Shares (excluding the Escrowed Shares), including shares owned by the FPA Purchaser; and (iv) the Zegna Existing Shareholders will own approximately 61.1% of the outstanding Ordinary Shares. As long as any Escrowed Shares are held in escrow the IIAC Sponsor’s voting and economic rights shall be restricted. Therefore, the voting rights of such shareholders will slightly differ from the indicated ownership percentages.

For more information, please see the sections entitled “Beneficial Ownership” and “Unaudited Pro Forma Condensed Combined Financial Information.”

Q:

Will IIAC or Zegna obtain new financing in connection with the Business Combination and are there any arrangements to help ensure that IIAC will have sufficient funds to consummate the Business Combination?

A:

Yes. Zegna will obtain new equity financing through a private placement of Ordinary Shares in the PIPE Financing. After payment of the Cash Redemption Amount, Cash Consideration and transaction expenses incurred in connection with the Business Combination, Zegna intends to use the Aggregate PIPE Proceeds, together with the proceeds received from the Trust Account, for general corporate purposes. The PIPE Financing is contingent upon, among other things, the Closing. The Business Combination Agreement provides that Zegna’s obligation to consummate the Business Combination is conditioned on the amount of cash in the Trust Account (net of the Cash Redemption Amount) together with the Aggregate PIPE Proceeds and the proceeds from the Forward Purchase Agreement being equal to or greater than the sum of (i) €184,500,000 plus (ii) $400,000,000 (unless such condition is waived by Zegna).

Q:	Why is IIAC proposing the Adjournment Proposal?

A:

IIAC is proposing the Adjournment Proposal to allow the IIAC Board to adjourn the General Meeting to a later date or dates (A) in order to solicit additional proxies for the purpose of obtaining IIAC shareholder approval of the transaction proposals to be voted upon at the General Meeting, (B) if as of the time for which the General Meeting is scheduled, there are insufficient IIAC Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting, (C) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that IIAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the IIAC shareholders prior to the General Meeting, or (D) if IIAC shareholders redeem an amount of Class A Shares such that the condition to Zegna’s obligation to consummate the Business Combination that the amount of cash available for release in the Trust Account (net of the Cash Redemption Amount) together with the Aggregate PIPE Proceeds and the proceeds from the Forward Purchase Agreement be equal to or greater than the sum of (i) €184,500,000 plus (ii) $400,000,000 is not satisfied. Please see the section entitled “Proposal No. 3—The Adjournment Proposal” for additional information.

Q:	What happens if I sell my Class A Shares before the General Meeting?

A:

The record date for the General Meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your Class A Shares after the record date but before the General Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the General Meeting. However, you will not be able to redeem those shares for a pro rata portion of the proceeds held in the Trust Account because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination. If you transfer your Class A Shares prior to the record date you will have no right to vote those shares at the General Meeting or seek redemption of your Class A Shares.

Q:	What vote is required to approve the proposals presented at the General Meeting?

A:

The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being, where a quorum is present the affirmative vote of the holders of at least a majority of the issued IIAC Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting.

The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least a two-thirds majority of the issued IIAC Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting.

Accordingly, an IIAC shareholder’s failure to vote by proxy or to vote in person at the General Meeting will not be counted towards the number of IIAC Ordinary Shares required to validly establish a quorum, and if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on the Business Combination Proposal, Adjournment Proposal or Merger Proposal. Broker non-votes will not be counted in connection with the determination of whether a valid quorum is established, and will have no effect on the Business Combination Proposal, Adjournment Proposal or Merger Proposal. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the General Meeting and therefore will have no effect on the approval of each of the Business Combination Proposal, Adjournment Proposal and Merger Proposal. However, the NYSE requires that for the Business Combination Proposal, Adjournment Proposal or Merger Proposal to be approved, there must be more votes cast in favor of the proposal than the aggregate of votes against such proposal plus abstentions. Broker non-votes do not count as votes cast. Therefore, in order to maintain compliance with this NYSE requirement, abstentions will count as a vote “AGAINST” each of the Business Combination Proposal, Adjournment Proposal and Merger Proposal.

Q:	What happens if the Business Combination Proposal is not approved?

A:

If the Business Combination Proposal is not approved, either Zegna or IIAC will be entitled to terminate the Business Combination Agreement and the Business Combination will not be consummated. If IIAC does not consummate a business combination by November 23, 2022, IIAC will be required to dissolve and liquidate the Trust Account.

Q:	How many votes do I have at the General Meeting?

A:

IIAC shareholders are entitled to one vote on each proposal presented at the General Meeting for each IIAC Ordinary Share held of record as of the close of business on [●], the record date for the General Meeting. As of the close of business on the record date, there were 50,312,500 outstanding IIAC Ordinary Shares.

Q:	What constitutes a quorum at the General Meeting?

A:

One or more shareholders who together hold a majority of the issued and outstanding IIAC Ordinary Shares entitled to vote at the General Meeting must be present, in person or represented by proxy, at the General Meeting to constitute a quorum and in order to conduct business at the General Meeting. Broker non-votes will not be counted as present for the purpose of determining a quorum. Abstentions will be considered present for the purposes of establishing a quorum. The IIAC Initial Shareholders, who own 20% of the issued and outstanding IIAC Ordinary Shares as of the record date, will count towards this quorum. As a result, as of the record date, in addition to the shares of the IIAC Initial Shareholders, an additional 15,093,751 IIAC Ordinary Shares, or approximately 30% of the IIAC Ordinary Shares, plus one IIAC Ordinary Share, held by public shareholders would be required to be present at the General Meeting to achieve a quorum. In the absence of a quorum, the chairman of the General Meeting has power to adjourn the General Meeting.

Q:	How will the IIAC Initial Shareholders and IIAC’s other current directors and officers vote?

A:

Prior to the IIAC IPO, IIAC entered into a letter agreement with the IIAC Initial Shareholders and each of its other directors and officers, pursuant to which each agreed to vote any IIAC Ordinary Shares owned by it in favor of an initial business combination. This agreement applies to the IIAC Initial Shareholders, including the IIAC Sponsor, as it relates to the Founder Shares and the requirement to vote all of the Founder Shares in favor of the Business Combination Proposal and for all other proposals presented to IIAC shareholders in this proxy statement/prospectus. The IIAC Initial Shareholders further entered into the Sponsor Letter Agreement with IIAC and Zegna with respect to the Business Combination, whereby the IIAC Initial Shareholders agreed to vote any IIAC Ordinary Shares owned by them in favor of the Business Combination. As of the record date, the IIAC Initial Shareholders and the other current directors and officers own 10,062,500 Founder Shares, representing 20% of the IIAC Ordinary Shares then outstanding and entitled to vote at the General Meeting.

Q:	What interests do the IIAC Initial Shareholders and IIAC’s other current officers and directors have in the Business Combination?

A:

The IIAC Initial Shareholders and IIAC’s other current officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. You should take these interests into account in deciding whether to approve the Business Combination Proposal.

These interests include, among others: the fact that the IIAC Sponsor and IIAC’s directors have agreed not to redeem any Class A Shares held by them in connection with a shareholder vote to approve a proposed initial business combination; the fact that the IIAC Sponsor and IIAC’s officers and directors will lose or waive certain rights (and the IIAC Sponsor may incur into certain liabilities) if IIAC fails to complete an initial business combination by November 23, 2022; the directors’ and officers’ liability insurance that Zegna will be required to maintain under the Business Combination Agreement; the fact that, pursuant to the Business Combination Agreement, the IIAC Sponsor will have certain governance rights in respect of Zegna; and the appointment of Andrea C. Bonomi and Sergio P. Ermotti as initial members of the Zegna Board following the Closing. See “The Business Combination—Interests of Certain Persons in the Business Combination” for a more detailed discussion of how the IIAC Initial Shareholders and IIAC’s other current officers and directors have interests in the merger that are different from, or in addition to, the interests of the IIAC public shareholders generally.

Such interests may influence the IIAC Board in making its recommendation that you vote in favor of the approval of the Business Combination.

Q:	Did the IIAC Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:

Yes. The IIAC Board obtained a fairness opinion from Mediobanca – Banca di Credito Finanziario S.p.A. (“Mediobanca”), dated July 16, 2021, which provides that, as of that date and based on and subject to the assumptions, qualifications and other matters set forth therein, the consideration to be paid by IIAC in the Merger is fair, from a financial point of view, to the holders of IIAC Ordinary Shares. For a description of the opinion issued by Mediobanca to the IIAC Board, please see “The Business Combination—Opinion of IIAC’s Financial Advisor.”

Q:	What happens if I vote against the Business Combination Proposal?

A:

If you vote against the Business Combination Proposal but the Business Combination Proposal still obtains the affirmative vote of holders of at least a majority of IIAC Ordinary Shares that are entitled to vote and are voted at the General Meeting, then the Business Combination Proposal will be approved and, assuming the approval of the Merger Proposal, and the satisfaction or waiver of the other conditions to Closing, the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement.

If you vote against the Business Combination Proposal and the Business Combination Proposal does not obtain the affirmative vote of holders of at least a majority of IIAC Ordinary Shares that are entitled to vote and are voted at the General Meeting, then the Business Combination Proposal will fail and IIAC will not consummate the Business Combination. If IIAC does not consummate the Business Combination, it may continue to try to complete a business combination with a different target business until November 23, 2022. If IIAC fails to complete an initial business combination by November 23, 2022, then it will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to its public shareholders.

Q:	Do I have redemption rights?

A:

If you are a holder of IIAC public shares, you may redeem your public shares for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the Closing, including interest (which interest shall be net of taxes payable), by (ii) the total number of then-outstanding public shares; provided that IIAC will not redeem any Class A Shares issued in the IIAC IPO to the extent that such redemption would result in IIAC having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001. A public shareholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the Class A Shares sold in the IIAC IPO, without IIAC’s prior consent. Holders of outstanding IIAC Public Warrants do not have redemption rights in connection with the Business Combination. The IIAC Initial Shareholders and IIAC’s other current officers and directors have agreed to waive their redemption rights with respect to any IIAC Ordinary Shares they may hold in connection with the consummation of the Business Combination, and the Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account of approximately $402.5 million as of June 30, 2021, the estimated per Class A Share redemption price would have been approximately $10.00. Additionally, Class A Shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise holders of such shares will only be entitled to a pro rata portion of the Trust Account (including interest but net of taxes payable) in connection with the liquidation of the Trust Account, unless IIAC completes an alternative business combination prior to November 23, 2022.

Q:	Can the IIAC Initial Shareholders redeem their Founder Shares in connection with consummation of the Business Combination?

A:

No. The IIAC Initial Shareholders and IIAC’s other current officers and directors have agreed to waive their redemption rights with respect to their Founder Shares and any public shares they may hold in connection with the consummation of the Business Combination.

Q:	Is there a limit on the number of shares I may redeem?

A:

Yes. A public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), may not redeem Class A Shares in excess of an aggregate of 15% of the shares sold in the IIAC IPO (i.e., in excess of 6,037,500 Class A Shares), without IIAC’s consent. Accordingly, all Class A Shares in excess of 15% of Class A Shares sold in the IIAC IPO owned by a holder will not be redeemed for cash without IIAC’s consent. On the other hand, a public shareholder who holds less than 15% of the public shares may redeem all of the public shares held by such shareholder for cash.

Class B Shares cannot be redeemed.

In no event is your ability to vote all of your shares (including those shares held by you in excess of 15% of the shares sold in the IIAC IPO) for or against the Business Combination restricted.

IIAC has no specified maximum redemption threshold under its amended and restated memorandum and articles of association, other than the aforementioned 15% threshold. Each redemption of Class A Shares by IIAC public shareholders will reduce the amount in the Trust Account, which held marketable securities with a fair value of approximately $402.5 million as of June 30, 2021. The Business Combination Agreement provides that Zegna’s obligation to consummate the Business Combination is conditioned on the amount of cash in the Trust Account (net of the Cash Redemption Amount) together with the Aggregate PIPE Proceeds and the proceeds from the Forward Purchase Agreement being equal to or greater than the sum of (i) €184,500,000 plus (ii) $400,000,000. If, as a result of redemptions of Class A Shares by IIAC’s public shareholders, such condition is not met or is not waived, then Zegna may elect not to consummate the Business Combination. In addition, in no event will IIAC redeem its Class A Shares in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in the IIAC amended and restated memorandum and articles of association and as required as a Closing condition to each party’s obligation to consummate the Business Combination under the terms of the Business Combination Agreement.

Q:	Is there a limit on the total number of IIAC public shares that may be redeemed?

A:

Yes. The IIAC amended and restated memorandum and articles of association provides that it may not redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001 (such that IIAC is not subject to the SEC’s “penny stock” rules). Other than this limitation, the IIAC amended and restated memorandum and articles of association does not provide a specified maximum redemption threshold. The Business Combination Agreement provides that, as a condition to each party’s obligation to consummate the Business Combination, IIAC may not have net tangible assets less than $5,000,001 at the Closing Date of the transactions contemplated by the Business Combination Agreement. In addition, the Business Combination Agreement provides that each party’s obligation to consummate the Business Combination is conditioned on the amount of cash in the Trust Account (net of the Cash Redemption Amount) together with the Aggregate PIPE Proceeds and the proceeds from the Forward Purchase Agreement being equal to or greater than the sum of (i) €184,500,000 plus (ii) $400,000,000. If, as a result of redemptions of Class A Shares by IIAC’s public shareholders, this condition is not met or is not waived, then Zegna may elect not to consummate the Business Combination. If the Business Combination is not consummated, IIAC will not redeem any Class A Shares and all Class A Shares submitted for redemption will be returned to the holders thereof, and IIAC instead may search for an alternative business combination.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:

No. You may exercise your redemption rights whether you vote your Class A Shares for or against, or whether you abstain from voting on, the Business Combination Proposal or any other proposal described by this proxy statement/prospectus. As a result, the Business Combination Agreement can be approved by shareholders who will redeem their shares and no longer remain shareholders, leaving shareholders who choose not to redeem their shares holding shares in a company with a potentially less-liquid trading market, fewer shareholders, potentially less cash and the potential inability to meet the listing standards of NYSE.

Q:	How do I exercise my redemption rights?

A:

In order to exercise your redemption rights, you must (i) if you hold IIAC Public Units, separate the underlying Class A Shares and IIAC Public Warrants, and (ii) prior to 5:00 p.m., Eastern Time, on [●], 2021 (two business days before the initial date of the General Meeting), tender your shares physically or electronically and identify yourself in writing as a beneficial holder and provide your legal name, phone number and address to the Transfer Agent in order to validly redeem your shares and submit a request in writing that IIAC redeem your Class A Shares for cash to the Transfer Agent at the following address:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, NY 10004

Attention: Mark Zimkind

Email: mzimkind@continentalstock.com

You do not have to be a record date holder in order to exercise your redemption rights. IIAC shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is IIAC’s understanding that IIAC shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, IIAC does not have any control over this process and it may take longer than two weeks. IIAC shareholders who hold their shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

IIAC shareholders seeking to exercise their redemption rights, whether they are registered holders or hold their shares in “street name” are required to either tender their certificates to the Transfer Agent prior to the date set forth in this proxy statement/prospectus, or up to two business days prior to the vote on the Business Combination Proposal at the General Meeting, or to deliver their shares to the Transfer Agent electronically using Depository Trust Company’s Deposit/Withdrawal At Custodian (DWAC) system, at such shareholder’s option. The requirement for physical or electronic delivery prior to the General Meeting ensures that a redeeming shareholder’s election to redeem is irrevocable once the Business Combination is approved.

Any demand for redemption, once made, may be withdrawn at any time until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to the Transfer Agent and decide within the required timeframe not to exercise your redemption rights, you may request that the Transfer Agent return the shares (physically or electronically). The redemption rights include the requirement that a holder must identify himself, herself or itself in writing as a beneficial holder and provide his, her or its legal name, phone number and address to the Transfer Agent in order to validly redeem his, her or its shares. You may make such request by contacting the Transfer Agent at the phone number or address listed under the question “Who can help answer my questions?” below.

If you hold IIAC Public Units registered in your own name, you must deliver the certificate for such IIAC Public Units to the Transfer Agent with written instructions to separate such IIAC Public Units into Class A Shares and IIAC Public Warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your redemption rights upon the separation of the public shares from the IIAC Public Units.

If a broker, dealer, commercial bank, trust company or other nominee holds your IIAC Public Units, you must instruct such nominee to separate your IIAC Public Units. Your nominee must send written instructions by facsimile to the Transfer Agent. Such written instructions must include the number of IIAC Public Units to be split and the nominee holding such IIAC Public Units. Your nominee must also initiate electronically, using Depository Trust Company’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of Class A Shares and IIAC Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the IIAC Public Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your IIAC Public Units to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a tendering broker fee and it is in the broker’s discretion whether or not to pass this cost on to the redeeming shareholder. However, this fee would be incurred regardless of whether or not shareholders seeking to exercise redemption rights are required to tender their shares, as the need to deliver shares is a requirement to exercising redemption rights, regardless of the timing of when such delivery must be effectuated.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. See the section entitled “Material Tax Considerations —United States Federal Income Tax Considerations to U.S. Holders—Tax Consequences for U.S. Holders Exercising Redemption Rights.” If you are a U.S. Holder of Class A Shares contemplating exercise of your redemption rights, you are urged to consult your tax advisor to determine the tax consequences thereof.

Q:	What are the U.S. federal income tax consequences as a result of the Business Combination?

A:

Subject to the limitations and qualifications described in “Material Tax Considerations—United States Federal Income Tax Considerations to U.S. Holders” below, the Business Combination is not expected to be tax-deferred to U.S. Holders (as defined in the section entitled “Material Tax Considerations— United States Federal Income Tax Considerations to U.S. Holders”) of Class A Shares and IIAC Public Warrants for U.S. federal income tax purposes.

The tax consequences of the Business Combination are complex and will depend on your particular circumstances. For a more complete discussion of the U.S. federal income tax considerations of the Business Combination, see the section entitled “Material Tax Considerations—United States Federal Income Tax Considerations to U.S. Holders—Tax Consequences of the Merger to U.S. Holders.” If you are a U.S. Holder exchanging Class A Shares or IIAC Public Warrants in the Business Combination, you are urged to consult your tax advisor to determine the tax consequences thereof.

Q:	If I am an IIAC warrant holder, can I exercise redemption rights with respect to my IIAC Public Warrants?

A:	No. The holders of IIAC Public Warrants have no redemption rights with respect to such warrants.

Q:	Do I have appraisal rights or dissenters’ rights if I object to the proposed Business Combination?

A:

The Cayman Islands Companies Act prescribes when shareholder appraisal rights are available and sets limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, the IIAC public shareholders are still entitled to exercise the rights of redemption as set out herein, and the IIAC Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represent the fair value of those shares.

Section 238. (1) of the Cayman Islands Companies Act provides that a member of a constituent company incorporated thereunder shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

Section 239. (1) of the Cayman Islands Companies Act provides that no rights under section 238 of the Cayman Islands Companies Act shall be available in respect of the shares of any class for which an open market exists on a recognised stock exchange or recognised interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5) of the Cayman Islands Companies Act, provided that such section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 of the Cayman Islands Companies Act to accept for such shares anything except: (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognised interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

IIAC shareholders who are considering exercising dissenter’s rights are advised to consult appropriate legal counsel.

Q:	What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:

If the Business Combination is consummated, the funds held in the Trust Account, along with the proceeds from the Forward Purchase, will be used to: (i) pay IIAC public shareholders who properly exercise their redemption rights; (ii) pay the Cash Consideration to Monterubello; (iii) pay approximately $14.1 million in deferred underwriting commissions to the underwriters of the IIAC IPO; and (iv) pay or cause to be paid certain other fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees and other professional fees) that were incurred by IIAC and Zegna in connection with the Business Combination pursuant to the terms of the Business Combination Agreement. Any remaining funds will be used by Zegna for general corporate purposes.

Q:	What conditions must be satisfied to complete the Business Combination?

A:

There are a number of Closing conditions in the Business Combination Agreement, including the approval by IIAC shareholders of the Business Combination Proposal and the Merger Proposal and the Aggregate Transaction Proceeds Condition. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, please see the section entitled “The Business Combination Agreement and Ancillary Documents—Conditions to Closing of the Business Combination.”

Q:	What happens if the Business Combination Agreement is terminated or the Business Combination is not consummated?

A:

There are certain circumstances under which the Business Combination Agreement may be terminated. Please see the section entitled “The Business Combination Agreement and Ancillary Documents” for information regarding the parties’ specific termination rights.

If IIAC does not consummate the Business Combination, it may continue to try to complete a business combination with a different target business until November 23, 2022. If IIAC fails to complete an initial business combination by November 23, 2022, then IIAC will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Class A Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Class A Shares, which redemption will completely extinguish IIAC public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of IIAC’s remaining shareholders and the IIAC Board, liquidate and dissolve, subject in each case to IIAC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per unit in the IIAC IPO. Please see the section entitled “Risk Factors—Risks Related to the Business Combination and IIAC” for additional information.

Holders of Founder Shares have waived any right to any liquidation distribution with respect to such shares. In addition, there will be no redemption rights or liquidating distributions with respect to the IIAC Public Warrants and IIAC Private Placement Warrants, which will expire worthless if IIAC fails to complete an initial business combination by November 23, 2022.

Q:	When is the Business Combination expected to be completed?

A:

The Closing is expected to take place on or prior to the fifth Business Day following the satisfaction or waiver of the conditions described below in the subsection entitled “The Business Combination Agreement and Ancillary Documents—Conditions to Closing of the Business Combination.” The closing is expected to occur in the fourth quarter of 2021. The Business Combination Agreement may be terminated by IIAC or Zegna if the Closing has not occurred by April 18, 2022 (unless such date is extended by mutual agreement of IIAC and Zegna).

For a description of the conditions to the completion of the Business Combination, see the section entitled “The Business Combination Agreement and Ancillary Documents—Conditions to Closing of the Business Combination.”

Q:	What do I need to do now?

A:

You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the Annexes hereto, and to consider how the Business Combination will affect you as a shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:	How do I vote?

A:

If you were a holder of record of IIAC Ordinary Shares on [●], 2021, the record date for the General Meeting, you may vote with respect to the proposals in person or virtually at the General Meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Voting by Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the General Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the General Meeting so that your shares will be voted if you are unable to attend the General Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. Votes submitted by mail must be received by 5:00 p.m., Eastern Time, on [●], 2021.

Voting in Person at the Meeting. If you attend the General Meeting and plan to vote in person, you will be provided with a ballot at the General Meeting. If your shares are registered directly in your name, you are considered the shareholder of record and you have the right to vote in person at the General Meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the General Meeting and vote in person, you will need to bring to the General Meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares. For additional information, please see the section entitled “General Meeting of IIAC Shareholders.”

Voting Electronically. You may attend, vote and examine the list of shareholders entitled to vote at the General Meeting by visiting https://www.cstproxy.com/[●]/sm2021 and entering the control number found on your proxy card, voting instruction form or notice included in the proxy materials.

Q:	What will happen if I abstain from voting or fail to vote at the General Meeting?

A:

At the General Meeting, a properly executed proxy marked “ABSTAIN” with respect to a particular proposal will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the General Meeting and therefore will have no effect on the approval of each of the Business Combination Proposal, Adjournment Proposal and Merger Proposal. However, the NYSE requires that for the Business Combination Proposal, Adjournment Proposal or Merger Proposal to be approved, there must be more votes cast in favor of the proposal than the aggregate of votes against such proposal plus abstentions. Broker non-votes do not count as votes cast. Therefore, in order to maintain compliance with this NYSE requirement, abstentions will count as a vote “AGAINST” each of the Business Combination Proposal, Adjournment Proposal and Merger Proposal.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:

Signed and dated proxies received by IIAC without an indication of how the shareholder intends to vote on a proposal will be voted “FOR” each proposal presented to the shareholders. The proxyholders may use their discretion to vote on any other matters which properly come before the General Meeting.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

No. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. IIAC believes that all of the proposals presented to the shareholders at this General Meeting will be considered non-routine and, therefore, your broker, bank, or nominee cannot vote your shares without your instruction on any of the proposals presented at the General Meeting. If you do not provide instructions with your proxy card, your broker, bank, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares. This indication that a broker, bank, or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the General Meeting. Your broker, bank or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker, bank or other nominee to vote your shares in accordance with directions you provide.

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. You may change your vote by sending a later-dated, signed proxy card to IIAC’s Secretary at the following address: Investindustrial Acquisition Corp., Suite 1, 3rd Floor, 11-12 St James’s Square, London, United Kingdom, so that it is received by IIAC’s Secretary prior to the General Meeting or attend the General Meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to IIAC’s Secretary, which must be received by IIAC’s Secretary prior to the General Meeting.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:	Who will solicit and pay the cost of soliciting proxies for the General Meeting?

A:

IIAC will pay the cost of soliciting proxies for the General Meeting. IIAC has engaged Morrow to assist in the solicitation of proxies for the General Meeting. IIAC has agreed to pay Morrow a fee of $37,500, plus disbursements, and will reimburse Morrow for its reasonable out-of-pocket expenses and indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. IIAC will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of IIAC Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of IIAC Ordinary Shares and in obtaining voting instructions from those owners. The directors, officers and employees of IIAC may also solicit proxies by telephone, by facsimile, by mail, on the Internet, in person or virtually. They will not be paid any additional amounts for soliciting proxies.

Q:	Who can help answer my questions?

A:	If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact IIAC’s proxy solicitor:

Morrow Sodali LLC

470 West Avenue

Stamford, CT 06902

Individuals call toll-free: (800) 662-5200

Banks and brokers call: (203) 658-9400

Email: IIAC.info@investor.morrowsodali.com

To obtain timely delivery, IIAC shareholders must request the materials no later than [●], 2021, or five business days prior to the General Meeting.

You may also obtain additional information about IIAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your Class A Shares (either physically or electronically) to the Transfer Agent prior to the General Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your public shares, please contact the Transfer Agent:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, NY 10004

Attention: Mark Zimkind

Email: mzimkind@continentalstock.com

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read carefully and in their entirety this proxy statement/prospectus, including the Annexes and accompanying financial statements of IIAC and Zegna, to fully understand the proposed Business Combination (as described below) before voting on the proposals to be considered at the General Meeting (as described below). Please see the section entitled “Where You Can Find More Information.”

Parties to the Business Combination

Zegna

Zegna is a joint stock company incorporated under Italian law (which will be converted into a Dutch public limited liability company (naamloze vennootschap) to be renamed Ermenegildo Zegna N.V. upon the Conversion).

Zegna is a leading global luxury group, internationally recognized for the distinctive heritage of craftsmanship, quality and design associated with its Zegna and Thom Browne brands and the noble fabrics and fibers of its in-house luxury textile and knitwear business. Since its foundation in 1910, Zegna has expanded beyond the luxury textile production to ready-to-wear products and accessories to become a highly recognized luxury lifestyle group. Zegna designs, manufactures, markets and distributes luxury menswear, footwear, leather goods and other accessories under the Zegna and the Thom Browne brands, and luxury womenswear and childrenswear under the Thom Browne brand. Zegna’s product range is complemented by eyewear, cufflinks and jewelry, watches, underwear and beachwear manufactured by third parties under licenses. Zegna’s business covers the entire value chain as a result of its design, manufacturing and distribution business. Zegna’s goal is to provide customers with excellent products that reflect its tradition of fine craftsmanship with exclusive design content and with a style that preserves the exceptional manufacturing quality Zegna is known for, through the sourcing of superior raw materials, the careful finish of each piece, and the way they are delivered to customers. In 2020, 2019 and 2018, Zegna recorded revenues of €1,014,733 thousand, €1,321,327 thousand and €1,182,563 thousand, respectively, (loss)/profit for the year of (€46,540) thousand, €25,439 thousand, and €40,514 thousand, respectively and Adjusted EBIT of €20,013 thousand, €107,274 thousand and €105,268 thousand, respectively.

The mailing address of Zegna’s principal executive office is Viale Roma 99/100, 13835 Valdilana loc. Trivero, Italy and its telephone number is +39 01575911. Its agent for U.S. federal securities law purposes is Vincenzo Roberto, c/o Ermenegildo Zegna Corporation, 7th Floor, 10 East 53rd Street, New York, NY, 10022. Zegna also maintains a website at www.zegnagroup.com.

IIAC

IIAC is a blank check company, which was incorporated as a Cayman Islands exempted company on September 7, 2020. It was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

The registration statement for the IIAC IPO was declared effective on November 18, 2020. On November 23, 2020, IIAC consummated the initial public offering of 35,000,000 units at an offering price of $10.00 per unit, generating gross proceeds of $350.0 million, and incurring offering costs of approximately $19.3 million, inclusive of $12.3 million in deferred underwriting commissions. Simultaneously with the closing of the initial public offering, IIAC completed a private placement of 6,000,000 IIAC Private Placement Warrants at a price of $1.50 per Private Placement Warrant to IIAC Sponsor, generating proceeds of $9.0 million.

On November 24, 2020, the Underwriters fully exercised the over-allotment option to purchase an additional 5,250,000 units. On November 27, 2020, IIAC completed the sale of the Over-Allotment Units to Underwriters, generating gross proceeds of $52.5 million, and incurred additional offering costs of approximately $2.9 million in underwriting fees (inclusive of approximately $1.8 million in deferred underwriting commissions). Simultaneously with the closing of the Over-Allotment, on November 27, 2020, IIAC consummated a second private placement, resulting in the purchase of an additional 700,000 IIAC Private Placement Warrants by IIAC Sponsor, generating gross proceeds of approximately $1.1 million.

Upon the closing of the IIAC IPO and the private placements, an aggregate of $402.5 million was deposited in the Trust Account and is invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market fund meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by IIAC, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account.

The Class A Shares, IIAC Public Units and IIAC Public Warrants are currently listed on the NYSE under the symbols “IIAC,” “IIAC.U” and “IIAC WS,” respectively.

Zegna Merger Sub

EZ Cayman is a Cayman Islands exempted company wholly-owned by Zegna that was incorporated on July 13, 2021 to facilitate the consummation of the Business Combination. In connection with the Business Combination, Zegna Merger Sub will merge with and into IIAC, with IIAC continuing as the surviving entity.

The registered address of Zegna Merger Sub is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

The Business Combination

On July 18, 2021, IIAC, Zegna and Zegna Merger Sub entered into the Business Combination Agreement, which provides for, among other things, the following transactions:

•	on the Closing Date prior to the Effective Time, Zegna will undertake the Conversion;

•

following the Conversion on the Closing Date, the FPA Purchaser will purchase from IIAC 22,500,000 Class A Shares for an aggregate purchase price of €184,500,000, subject to adjustment in accordance with the terms of the Forward Purchase Agreement;

•

immediately following the consummation of the Forward Purchase, at the Effective Time, Zegna Merger Sub will merge with and into IIAC, with IIAC as the surviving company in the Merger and becoming a wholly owned subsidiary of Zegna;

•

in connection with the Merger, (i) each share in the capital of Zegna Merger Sub issued and outstanding immediately prior to the Effective Time will be automatically cancelled and converted into one ordinary share in the share capital of the Surviving Company, (ii) each IIAC Ordinary Share issued and outstanding immediately prior to the Effective Time will remain outstanding as one ordinary share of the Surviving Company for further contribution as a contribution in kind, immediately following the Effective Time, to Zegna in consideration for one ordinary share in the share capital of Zegna, (iii) each IIAC Ordinary Share held immediately prior to the Effective Time by IIAC as treasury shares will be cancelled, and no consideration will be paid with respect thereto, (iv) each outstanding IIAC Public Warrant will automatically cease to represent a right to acquire one Class A Share and will automatically be converted to and represent, immediately following the Effective Time, a right to acquire one Ordinary Share on the same contractual terms and conditions as were in effect immediately prior to the Effective Time under the terms of the Warrant Agreement and (v) each IIAC Private Placement Warrant that is outstanding immediately prior to the Effective Time will be exchanged, immediately following the Effective Time, for the issuance by Zegna of a Zegna Private Placement Warrant representing a right to acquire one Ordinary Share on the same contractual terms and conditions of the Private Placement Warrants as were in effect immediately prior to the Effective Time under the terms of the Warrant Agreement;

•	immediately following the Effective Time, Zegna will consummate the PIPE Financing;

•

promptly following the consummation of the PIPE Financing, the Surviving Company will distribute an amount of cash equal to the Capital Distribution Amount to Zegna by way of the Capital Distribution; and

•	promptly following the Capital Distribution, Zegna will acquire 54,600,000 Ordinary Shares from Monterubello in exchange for €455,000,000.

For more information about the Business Combination, please see the sections entitled “The Business Combination” and “The Business Combination Agreement and Ancillary Documents.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

Conditions to Closing of the Business Combination

The respective obligations of each party to the Business Combination Agreement to consummate the Business Combination, are subject to the satisfaction, or written waiver by the party having the right thereto, at or prior to the Closing of the following conditions:

•	no order or law enjoining or prohibiting the consummation of the Conversion, the Forward Purchase, the Merger, the PIPE Financing, the Capital Distribution or the Share Repurchase;

•	the effectiveness of this proxy statement/prospectus;

•	approval of the Business Combination and the transactions contemplated thereby by the IIAC Shareholders and the Zegna shareholders;

•	the approval from the NYSE for listing of the Ordinary Shares;

•

IIAC having at least $5,000,001 of net tangible assets after giving effect to the Conversion, the Forward Purchase and the Merger and prior to the PIPE Financing, Capital Distribution and Share Repurchase;

•	the absence of a Zegna Material Adverse Effect (which condition may be waived only by IIAC);

•	the Aggregate Transaction Proceeds being equal to or greater than the sum of (i) €184,500,000 plus (ii) $400,000,000 (which condition may be waived only by Zegna); and

•	delivery of relevant Closing documents to implement the Business Combinations.

The obligations of the parties to the Business Combination Agreement to consummate the Business Combination are subject to additional conditions, as described more fully in the section entitled “The Business Combination Agreement and Ancillary Documents—Conditions to Closing of the Business Combination.”

Effect of the Business Combination on Existing IIAC Equity

Subject to the terms and conditions of the Business Combination Agreement, the Business Combination will result in, among other things, the following:

•	each Class A Share will be exchanged into one fully paid and non-assessable Ordinary Share;

•	each Founder Share will be exchanged into one fully paid and non-assessable Ordinary Share;

•	each IIAC Public Warrant will be exchanged into a Zegna Public Warrant, on the same terms and conditions as those applicable to the IIAC Public Warrants; and

•	each Private Placement Warrant will be exchanged into a Zegna Private Placement Warrant, on the same terms and conditions as those applicable to the IIAC Private Placement Warrants.

Ancillary Documents

This section describes certain additional agreements entered into or to be entered into in connection with the Business Combination. For additional information, see “The Business Combination Agreement and Ancillary Documents—Ancillary Documents.”

Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, IIAC and Zegna entered into the PIPE Subscription Agreements with certain investors. Pursuant to the PIPE Subscription Agreements, certain investors agreed to subscribe for, and Zegna agreed to issue to such PIPE Investors, including certain inside subscribers (including the FPA Purchaser, Sergio P. Ermotti, currently the chairman of the IIAC Board and Ermenegildo Zegna di Monte Rubello) an aggregate amount of 25,000,000 Ordinary Shares for a purchase price of $10.00 per share, for aggregate gross proceeds of $250,000,000. The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Ordinary Shares to be issued pursuant to the PIPE Subscription Agreements have not been registered under the Securities Act, and will be issued in reliance on the availability of an exemption from such registration. The PIPE Subscription Agreements provide for certain customary registration rights. For additional information, see “The Business Combination Agreement and Ancillary Documents—Ancillary Documents—Subscription Agreements.”

Registration Rights Agreement

Concurrently with the Closing, Zegna, the Zegna Shareholders, the IIAC Sponsor, the FPA Purchaser and the Other Class B Shareholders (collectively, the “Holders”) will enter into the Registration Rights Agreement, pursuant to which, among other things, the Holders will be granted certain registration rights with respect to certain Ordinary Shares and other equity securities of Zegna held by the Holders from time to time. The Registration Rights Agreement will also provide customary “piggyback” registration rights, subject to certain requirements and customary cut-backs. For additional information, see “The Business Combination Agreement and Ancillary Documents—Ancillary Documents—Registration Rights Agreement.”

Lock-Up Agreement

Concurrently with the Closing, the Zegna Shareholders, the IIAC Sponsor, the FPA Purchaser and the Other Class B Shareholders will enter into the Lock-Up Agreement with Zegna. For additional information, see “The Business Combination Agreement and Ancillary Documents—Ancillary Documents—Lock-Up Agreement.”

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, IIAC, the IIAC Sponsor, each Other Class B Shareholder and Zegna entered into the Sponsor Letter Agreement, pursuant to which the IIAC Sponsor and the Other Class B Shareholders agreed to, among other things, (i) vote all of their IIAC Ordinary Shares held of record or thereafter acquired in favor of each of the transaction proposals to be voted upon at the meeting of IIAC shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) waive any adjustment to the conversion ratio set forth in the governing documents of IIAC or any other anti-dilution or similar protection with respect to the Class B Shares (whether resulting from the transactions contemplated by the PIPE Subscription Agreements or otherwise), (iii) waive their respective redemption rights in connection with the consummation of the Business Combination with respect to any Class A Shares in IIAC held by them, (iv) be bound by certain other covenants and agreements related to the Business Combination, including exclusivity and confidentiality restrictions, and (v) be bound by certain transfer restrictions with respect to their IIAC Ordinary Shares prior to the Closing, in each case on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

Company Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Zegna Existing Shareholders entered into the Company Support Agreement with IIAC and Zegna, pursuant to which the Zegna Existing Shareholders have agreed to, among other things, (i) vote all of their ordinary shares of Zegna held of record or thereafter acquired in favor of the Business Combination Agreement and the transactions contemplated thereby, (ii) be bound by certain other covenants and agreements related to the Business Combination, including exclusivity and confidentiality restrictions and (iii) be bound by certain transfer restrictions with respect to their ordinary shares of Zegna, in each case on the terms and subject to the conditions set forth in the Company Support Agreement.

Shareholders Agreement

Concurrently with the Closing, Zegna, the Zegna Existing Shareholders and the IIAC Sponsor will enter the Shareholders Agreement, pursuant to which, among other things, for as long as the Sponsor Group satisfies the Minimum Holding Requirement and subject to the terms and conditions of such agreement: (i) the parties thereto will exercise their rights and powers such that the Sponsor Nominee will only be suspended or dismissed if so requested in writing by the IIAC Sponsor, (ii) the Chief Executive Officer will propose to the Zegna Board to appoint the Sponsor Nominee to serve on the Audit Committee and the Compensation Committee, (iii) the IIAC Sponsor will have the right to participate in certain capital raises of Zegna, (iv) Zegna will consult with the IIAC Sponsor and solicit and consider its views in good faith before taking certain enumerated actions, and (v) Zegna will provide certain access rights to senior representatives of the IIAC Sponsor to interact periodically with its Chief Executive Officer and its Chief Financial Officer and Chief Operating Officer. For additional information, see “The Business Combination Agreement and Ancillary Documents—Ancillary Documents—Shareholders Agreement.”

Warrant Agreement Amendment and Warrant Assumption Agreement

Concurrently with the Closing, Zegna will enter into Warrant Assumption Agreement, pursuant to which, among other things, Zegna will assume all applicable obligations of IIAC under the Warrant Agreement. Effective immediately following the Exchange, IIAC will enter into the Warrant Agreement Amendment, pursuant to which the warrant exercise price of the IIAC Private Placement Warrants will be amended to $0.01 and the duration of the exercise period of the IIAC Private Placement Warrants will be extended by amendment so that the IIAC Private Placement Warrants will be exercisable by Zegna in connection with the Closing. For additional information, see “The Business Combination Agreement and Ancillary Documents—Ancillary Documents—Warrant Agreement Amendment and Warrant Assumption Agreement.”

IIAC Board’s Reasons for Approval of the Business Combination

In evaluating the transaction with Zegna, the IIAC Board consulted with IIAC’s management and legal counsel as well as financial and other advisors, and the IIAC Board considered and evaluated several factors. The IIAC Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination. For a description of such factors, see “The Business Combination Agreement—IIAC Board’s Reasons for Approval of the Business Combination.”

The factors considered by the IIAC Board included:

•	Zegna’s growth prospects and position within the attractive luxury retail industry.

•	Zegna’s strong and established presence across the globe and in particular its position within the attractive Asia Pacific market.

•	Zegna’s vertically integrated supply chain and strong supplier relationships that allow Zegna to focus on high-end fabrics and effective and flexible production.

•	The strength of the Zegna and Thom Browne brands and their deep, loyal customer base.

•	Zegna’s commitment to sustainability in the management of its business.

•	The application of the proceeds of the Business Combination to fund Zegna’s organic and non-organic growth opportunities and accelerate value creation.

•	The detailed due diligence conducted by IIAC’s management team and its advisors.

•	Zegna’s historical financial results and outlook, as well as the financial profiles of publicly traded companies in the luxury retail industry.

•

The opinion of Mediobanca, that the transaction consideration to be received by the holders of the IIAC Ordinary Shares in the Business Combination is fair to such holders from a financial point of view.

•	The consideration to be received by IIAC shareholders and the opportunity for a meaningful interest in Zegna and participation in the future success of Zegna.

•	The strength of the Zegna management team, led by Mr. Zegna, and the stability and continuity in advancing Zegna’s strategic and growth goals.

•	The agreement of Zegna equityholders to a lock-up in respect of their Ordinary Shares of up to 18 months.

•	The agreement of the PIPE Investors to invest $250 million in Zegna at the Closing.

•	The Zegna equityholders’ support of the Business Combination demonstrated by their delivery of a Company Support Agreement.

•	The participation of the IIAC Sponsor in the post-Closing corporate governance of Zegna.

•	The terms of the Business Combination Agreement which were the product of arm’s length negotiations between IIAC and Zegna.

The IIAC Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•	The risk that the future financial performance of Zegna may not meet expectations.

•	The risk that a significant portion of the IIAC Ordinary Shares are redeemed in connection with the consummation of the Business Combination.

•	The potential risks to IIAC if the Business Combination is not completed.

•	An exclusivity provision that prohibits IIAC from soliciting other business combination proposals.

•	The risk that IIAC’s shareholders may not approve the Business Combination.

•	The other conditions to completion of the Business Combination, certain of which are not within IIAC’s control.

•	The challenges associated with preparing Zegna, a privately held entity, to become a publicly traded company on the NYSE.

•	The possibility of litigation challenging the Business Combination or an adverse judgment.

•	The risk that Zegna could be subject to a material data breach.

•	The fees and expenses associated with the Business Combination, some of which would be payable regardless of whether the Business Combination is ultimately consummated.

•	The limited influence that current IIAC shareholders may have in Zegna due to their minority ownership position.

The IIAC Board also considered that certain of the officers and directors of IIAC may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of IIAC’s shareholders (see “—Interests of Certain Persons in the Business Combination” below). IIAC’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the IIAC Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination.

The IIAC Board concluded that the potential benefits that it expected IIAC and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the IIAC Board determined that the Business Combination Agreement, the Business Combination and the Plan of Merger, were advisable, fair to, and in the best interests of, IIAC and its shareholders.

For more information about the IIAC Board’s decision-making process concerning the Business Combination, please see the section entitled “The Business Combination—IIAC Board’s Reasons for Approval of the Business Combination.”

The General Meeting of IIAC Shareholders

Date, Time and Place of General Meeting

The General Meeting of IIAC shareholders will be held on [•], 2021 at 9:00 a.m., Eastern Time, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

Due to the current novel coronavirus (“COVID-19”) global pandemic, there are restrictions in place in many jurisdictions relating to the ability to conduct in-person meetings. As part of our precautions regarding COVID-19, we are planning for the meeting to be held virtually over the Internet, but the physical location of the meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association.

Proposals

At the General Meeting, IIAC shareholders will be asked to consider and vote on:

•

Business Combination Proposal — to consider and vote upon a proposal by ordinary resolution that the Business Combination Agreement and the consummation of the transactions contemplated thereby be authorized, approved and confirmed in all respects (Proposal No. 1);

•

Merger Proposal — to consider and vote upon a proposal by special resolution that the Plan of Merger in the form tabled to the General Meeting pursuant to which Zegna Merger Sub will merge with and into IIAC so that IIAC will be the surviving company and all the rights and obligations of Zegna Merger Sub will be assumed by IIAC by virtue of such Merger pursuant to the Cayman Islands Companies Act, and the consummation of the Merger and the remaining transactions contemplated thereby, be authorized, approved and confirmed in all respects; and IIAC be authorized to enter into the Plan of Merger (Proposal No. 2); and

•	Adjournment Proposal — to consider and vote upon a proposal by ordinary resolution to adjourn the General Meeting to a later date or dates (A) in order to solicit additional proxies for the purpose of obtaining IIAC shareholder approval of the transaction proposals to be voted upon at the General Meeting, (B) if as of the time for which the General Meeting is scheduled, there are insufficient IIAC Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting, (C) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that IIAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the IIAC shareholders prior to the General Meeting, or (D) if IIAC shareholders redeem an amount of Class A Shares such that the Aggregate Transaction Proceeds Condition is not satisfied (Proposal No. 3).

Please see the sections entitled “Proposal No. 1—The Business Combination Proposal,” “Proposal No. 2—The Merger Proposal” and “Proposal No. 3—The Adjournment Proposal.”

Voting Power; Record Date

As a shareholder of IIAC, you have a right to vote on certain matters affecting IIAC. The proposals that will be presented at the General Meeting and upon which you are being asked to vote are summarized above and fully set forth in this proxy statement/prospectus. If you are a shareholder you will be entitled to vote or direct votes to be cast at the General Meeting if you owned IIAC Ordinary Shares at the close of business on [•], 2021, which is the record date for the General Meeting. You are entitled to one vote for each IIAC Ordinary Share that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 50,312,500 IIAC Ordinary Shares outstanding, of which 40,250,000 are public shares and 10,062,500 are Founder Shares held by the IIAC Initial Shareholders.

Vote of the IIAC Initial Shareholders and IIAC’s Other Directors and Officers

Prior to the IIAC IPO, IIAC entered into a letter agreement with the IIAC Initial Shareholders and the other current directors and officers of IIAC, pursuant to which each agreed to vote any IIAC Ordinary Shares owned by them in favor of an initial business combination. This agreement applies to the IIAC Initial Shareholders, including IIAC Sponsor, as it relates to the Founder Shares and the requirement to vote all of the Founder Shares in favor of the Business Combination Proposal and for all other proposals presented to IIAC shareholders in this proxy statement/prospectus. The IIAC Initial Shareholders further entered into the Sponsor Letter Agreement with IIAC and Zegna with respect to the Business Combination, whereby the IIAC Initial Shareholders agreed to vote any IIAC Ordinary Shares owned by them in favor of the Business Combination. As of the record date, the IIAC Initial Shareholders own 10,062,500 Founder Shares, representing 20% of the IIAC Ordinary Shares then outstanding and entitled to vote at the General Meeting.

Quorum and Required Vote for Proposals at the General Meeting

One or more shareholders who together hold a majority of the issued and outstanding IIAC Ordinary Shares entitled to vote at the General Meeting must be present, in person or represented by proxy, at the General Meeting to constitute a quorum and in order to conduct business at the General Meeting. Broker non-votes will not be counted as present for the purpose of determining a quorum. Abstentions will be considered present for the purposes of establishing a quorum. The IIAC Initial Shareholders, who own 20% of the issued and outstanding IIAC Ordinary Shares as of the record date, will count towards this quorum. As a result, as of the record date, in addition to the shares of the IIAC Initial Shareholders, an additional 15,093,751 IIAC Ordinary Shares held by public shareholders would be required to achieve a quorum. In the absence of a quorum, the chairman of the General Meeting has power to adjourn the General Meeting.

The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being, where a quorum is present, the affirmative vote of the holders of at least a majority of the issued IIAC Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting. The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being, where a quorum is present, the affirmative vote of the holders of at least a two-thirds majority of the issued IIAC Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting. Accordingly, an IIAC shareholder’s failure to vote by proxy or to vote in person at the General Meeting will not be counted towards the number of IIAC Ordinary Shares required to validly establish a quorum, and if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on the Business Combination Proposal, Adjournment Proposal or Merger Proposal. Broker non-votes will not be counted in connection with the determination of whether a valid quorum is established, and will have no effect on the Business Combination Proposal, Adjournment Proposal or Merger Proposal. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the General Meeting and therefore will have no effect on the approval of each of the Business Combination Proposal, Adjournment Proposal and Merger Proposal. However, the NYSE requires that for the Business Combination Proposal, Adjournment Proposal or Merger Proposal to be approved, there must be more votes cast in favor of the proposal than the aggregate of votes against such proposal plus abstentions. Broker non-votes do not count as votes cast. Therefore, in order to maintain compliance with this NYSE requirement, abstentions will count as a vote “AGAINST” each of the Business Combination Proposal, Adjournment Proposal and Merger Proposal.

The Closing is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Business Combination Proposal and the Merger Proposal are conditioned upon the approval of each other. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that, in the event that the Business Combination Proposal or the Merger Proposal does not receive the requisite vote for approval, then IIAC will not consummate the Business Combination. If IIAC does not consummate the Business Combination and fails to complete an initial business combination by November 23, 2022, IIAC will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the public shareholders.

Recommendation to IIAC Shareholders

The IIAC Board believes that each of the Business Combination Proposal, Merger Proposal and Adjournment Proposal to be presented at the General Meeting is in the best interests of IIAC and its shareholders and unanimously recommends that its shareholders vote “FOR” each of the proposals.

Interests of Certain Persons in the Business Combination

In considering the recommendation of the IIAC Board to vote in favor of approval of the Business Combination Proposal and the Merger Proposal, IIAC shareholders should be aware that aside from their interests as shareholders, the IIAC Sponsor and IIAC’s other current officers and directors have interests in the Business Combination and the Merger that are different from, or in addition to, those of other IIAC shareholders generally. The IIAC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and the Merger, and in recommending to IIAC shareholders that they approve the Business Combination Proposal and the Merger Proposal. IIAC shareholders should take these interests into account in deciding whether to approve the Business Combination Proposal and the Merger Proposal.

These interests include:

•

the fact that the IIAC Sponsor and IIAC’s directors have agreed not to redeem any Class A Shares held by them in connection with a shareholder vote to approve a proposed initial business combination, including the Business Combination;

•

the fact that the IIAC Sponsor paid an aggregate of $25,000 for the 10,062,500 Founder Shares currently owned by the IIAC Sponsor and the Other Class B Shareholders and such securities will have a significantly higher value upon the consummation of the Business Combination;

•

the fact that 50% of the Ordinary Shares into which the Founder Shares will be exchanged will be held in escrow and will be released to the IIAC Initial Shareholders, pro rata, upon satisfaction of certain share price triggers. During the period that such Ordinary Shares are held in escrow, the IIAC Initial Shareholders will not be entitled to vote or receive dividends thereon;

•

the fact that the IIAC Sponsor paid an aggregate of $10,050,000 for 6,700,000 warrants, each exercisable to purchase one Class A Share at $11.50 per share, subject to adjustment, and such warrants will expire as worthless if an initial business combination is not consummated by November 23, 2022;

•

the fact that the IIAC Sponsor, the Other Class B Shareholders and IIAC’s other current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if IIAC fails to complete an initial business combination by November 23, 2022;

•

the fact that the Shareholders Agreement will be entered into by, among others, the IIAC Sponsor, and the Registration Rights Agreement will be entered into by, among others, the IIAC Sponsor and the Other Class B Shareholders;

•

the fact that, pursuant to the Business Combination Agreement, the IIAC Sponsor will have certain governance rights in respect of Zegna that will be set forth in Zegna’s governing documents and in the Shareholders Agreement, as described in “Description of Zegna Securities—Board of Directors—Nomination and Appointment” and “The Business Combination Agreement and Ancillary Documents—Ancillary Documents—Shareholders Agreement.”

•

the fact that the Business Combination Agreement provides that Andrea C. Bonomi, who is currently a member of IIAC’s advisory board, will be appointed as a member of the Zegna Board following the Closing. Mr. Bonomi is also Chairman of the Industrial Advisory Board of Investindustrial, and has or may have in the future direct or indirect investments and interests in the performance of Zegna, Investindustrial or their respective affiliates;

•

the fact that the Business Combination Agreement provides that Sergio P. Ermotti, who is currently the chairman of the IIAC Board, owns 75,000 Class B Shares and has an ownership interest in the IIAC Sponsor (through which he has indirect ownership of additional Class B Shares and IIAC Private Placement Warrants to purchase Class A Shares), will be appointed as a member of the Zegna Board following the Closing;

•	the right of the IIAC Sponsor and the Other Class B Shareholders to hold Ordinary Shares following the Business Combination, subject to the terms and conditions of the Lock-Up Agreement;

•

the fact that the Business Combination Agreement provides for the continued indemnification of IIAC’s existing directors and officers and the members of IIAC’s advisory board and requires Zegna to purchase, at or prior to Closing, and maintain in effect for a period of six (6) years after the Closing Date, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain IIAC’s directors and officers after the Business Combination;

•	the fact that the FPA Purchaser, an affiliate of the IIAC Sponsor, has entered into the Forward Purchase Agreement with IIAC and committed to purchase from IIAC up to 25,000,000 Class A

Shares on the terms specified therein in connection with the Business Combination, which Forward Purchase Agreement was amended in connection with the Business Combination Agreement such that the FPA Purchaser committed to purchase from IIAC 22,500,000 Class A Shares for an aggregate purchase price of €184,500,000, subject to adjustment in accordance with the terms of the Forward Purchase Agreement;

•	the fact that, in connection with the PIPE Financing, the FPA Purchaser and Sergio P. Ermotti, the chairman of the IIAC Board, will subscribe for 620,000 and 120,000 Ordinary Shares, respectively;

•

the fact that the IIAC Sponsor and IIAC’s officers and directors will lose their investment in IIAC and will not be reimbursed for any out-of-pocket expenses incurred by them on IIAC’s behalf incident to identifying, investigating and consummating an initial business combination if an initial business combination is not consummated by November 23, 2022;

•

the fact that if the Trust Account is liquidated, including in the event IIAC is unable to complete an initial business combination within the required time period, the IIAC Sponsor has agreed to indemnify IIAC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which IIAC has entered into an acquisition agreement or claims of any third party for services rendered or products sold to IIAC, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account; and

•

the fact that, at the option of the IIAC Sponsor, any amounts outstanding under any loan made by the IIAC Sponsor or any of its Affiliates to IIAC in an aggregate amount of up to $1,500,000 may be converted into warrants to purchase Class A Shares in connection with the consummation of the Business Combination (provided that, pursuant to the Sponsor Letter Agreement, the IIAC Sponsor has agreed not to convert such loans into warrants without the consent of Zegna), and such amounts (including amounts due under the outstanding promissory notes) will likely be written off if an initial business combination is not consummated by November 23, 2022.

In addition, certain persons who are expected to become Zegna Directors after the completion of the Business Combination may have interests in the Business Combination that are different from, or in addition to, the interests of the IIAC shareholders. See “The Business Combination—Interests of Certain Persons in the Business Combination” for additional information.

Redemption Rights

Pursuant to IIAC’s amended and restated memorandum and articles of association, holders of Class A Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with IIAC’s amended and restated memorandum and articles of association. As of June 30, 2021, this would have amounted to approximately $10.00 per share. If a holder of Class A Shares exercises his, her or its redemption rights, then such holder will be exchanging his, her or its Class A Shares for cash and will not own shares of Zegna following the Closing. Such a holder will be entitled to receive cash for his, her or its public shares only if he, she or it properly demands redemption and delivers his, her or its shares (either physically or electronically) to the Transfer Agent in accordance with the procedures described herein. Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of his, her or it or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the Class A Shares included in the IIAC Public Units sold in the IIAC IPO, without IIAC’s prior consent. Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public shareholder or group will not be redeemed without IIAC’s consent.

IIAC has no specified maximum redemption threshold under its amended and restated memorandum and articles of association, other than the aforementioned 15% threshold. Each redemption of Class A Shares by

IIAC public shareholders will reduce the amount in the Trust Account, which held marketable securities with a fair value of approximately $402.5 million as of June 30, 2021. The Business Combination Agreement provides that Zegna’s obligation to consummate the Business Combination is conditioned on the amount of cash in the Trust Account (net of the Cash Redemption Amount) together with the Aggregate PIPE Proceeds and the proceeds from the Forward Purchase Agreement being equal to or greater than the sum of (i) €184,500,000 plus (ii) $400,000,000. The conditions to Closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties. If, as a result of redemptions of Class A Shares by IIAC’s public shareholders, the Aggregate Transaction Proceeds Condition is not met or is not waived, then Zegna may elect not to consummate the Business Combination. In addition, in no event will IIAC redeem its Class A Shares in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in the IIAC amended and restated memorandum and articles of association and as required as a Closing condition to each party’s obligation to consummate the Business Combination under the terms of the Business Combination Agreement. IIAC shareholders who wish to redeem their public shares for cash must refer to and follow the procedures set forth in the section entitled “General Meeting of IIAC Shareholders—Redemption Rights” in order to properly redeem their public shares.

The IIAC Initial Shareholders and the other current directors and officers of IIAC have waived any redemption rights, including with respect to Class A Shares purchased in the IIAC IPO or in the aftermarket, in connection with Business Combination. The Founder Shares held by the IIAC Initial Shareholders have no redemption rights upon the liquidation of IIAC and will be worthless if no business combination is effected by IIAC by November 23, 2022. However, the IIAC Initial Shareholders and the other current directors and officers of IIAC are entitled to redemption rights upon the liquidation of IIAC with respect to any public shares they may own.

Holders of IIAC Public Warrants will not have redemption rights with respect to such warrants.

Certain Information Relating to Zegna

Listing of Zegna Ordinary Shares and Zegna Public Warrants on NYSE

Zegna is currently a privately held company and its shares are not currently traded on a stock exchange. Zegna intends to apply to list the Ordinary Shares and the Zegna Public Warrants on NYSE under the symbols “ZGN” and “ZGN.W,” respectively, upon the Closing. We cannot assure you that the Ordinary Shares and the Zegna Public Warrants will be approved for listing on NYSE.

Delisting of IIAC Securities and Deregistration of IIAC

IIAC and Zegna anticipate that, following consummation of the Business Combination, the Class A Shares, IIAC Public Units and IIAC Public Warrants will be delisted from NYSE, and IIAC will terminate its registration under the Exchange Act.

Foreign Private Issuer

As a “foreign private issuer,” Zegna will be subject to different U.S. securities laws than domestic U.S. issuers. As a “foreign private issuer” Zegna will be exempt from rules under the Exchange Act, that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, its officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the Ordinary Shares. Moreover, Zegna will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor be required to comply with Regulation FD, which restricts the selective disclosure of material information.

Material Tax Consequences

As further described in “Material Tax Considerations—Material U.S. Federal Income Tax Considerations to U.S. Holders,” it is not expected that the Merger will qualify as a tax-deferred “reorganization” within the meaning of Section 368(a) of the U.S. Tax Code. In addition, the Merger is not expected to constitute a tax-deferred exchange within the meaning Section 351 of the U.S. Tax Code. On this basis, the Merger is expected to be taxable to U.S. Holders of Class A Shares and IIAC Public Warrants.

Holders of Class A Shares and IIAC Public Warrants should read carefully the information included under the section entitled “Material Tax Considerations” for a detailed discussion of material U.S. federal tax consequences of the Merger and the material U.S. federal, Dutch and Italian tax consequences of the ownership and disposition of Ordinary Shares and Zegna Public Warrants after the Business Combination. Holders of Class A Shares and IIAC Public Warrants are urged to consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Merger and Business Combination, as relevant. Prospective holders of Ordinary Shares and Zegna Public Warrants are urged to consult their tax advisors to determine the tax consequences (including the application and effect of any state, local or other income and other tax laws) of any acquisition, holding, redemption and disposal of Ordinary Shares or acquisition, holding, exercise or disposal of Zegna Public Warrants.

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, IIAC will be treated as the “acquired” company for financial reporting purposes, and Zegna will be the accounting “acquirer.” Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Zegna issuing shares for the net assets of IIAC, accompanied by a recapitalization. The net assets of IIAC will be stated at historical cost, with no goodwill or other intangible assets recorded.

Appraisal Rights

The Cayman Islands Companies Act prescribes when shareholder appraisal rights are available and sets limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise the rights of redemption as set out herein, and the IIAC Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represents the fair value of those shares.

Section 238. (1) of the Cayman Islands Companies Act provides that a member of a constituent company incorporated thereunder shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

Section 239. (1) of the Cayman Islands Companies Act provides that no rights under section 238 of the Cayman Islands Companies Act shall be available in respect of the shares of any class for which an open market exists on a recognised stock exchange or recognised interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5) of the Cayman Islands Companies Act, provided that such section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 of the Cayman Islands Companies Act to accept for such shares anything except: (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognised interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

IIAC shareholders who are considering exercising dissenter’s rights are advised to consult appropriate legal counsel.

Proxy Solicitation

Proxies may be solicited by mail, via telephone or via e-mail or other electronic correspondence. IIAC has engaged Morrow to assist in the solicitation of proxies.

If an IIAC shareholder grants a proxy, such shareholder may still vote its shares in person if it revokes its proxy before the General Meeting. An IIAC shareholder may also change its vote by submitting a later-dated proxy, as described in the section entitled “General Meeting of IIAC Shareholders—Revoking Your Proxy.”

Risk Factor Summary

The Zegna business and the Business Combination are subject to numerous risks. In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors.” The occurrence of one or more of the events or the circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may adversely affect Zegna’s and IIAC’s ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition or results of operations of Zegna. These risks include the following:

Risks Related to the Business Combination and IIAC

•	If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

•	IIAC and Zegna will incur significant transaction and transition costs in connection with the Business Combination.

•

The IIAC Sponsor and each of IIAC’s officers and directors agreed to vote in favor of IIAC’s initial business combination, including the Business Combination, regardless of how IIAC’s public shareholders vote.

•

Since the IIAC Sponsor and IIAC’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of IIAC’s shareholders, a conflict of interest may have existed in determining whether the Business Combination with Zegna is appropriate as IIAC’s initial business combination. Such interests include that the IIAC Sponsor and IIAC’s directors and executive officers will lose their entire investment in IIAC if an initial business combination is not completed, and that the IIAC Sponsor will benefit from the completion of a business combination and may be incentivized to complete the Business Combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate IIAC.

•

The ability of IIAC public shareholders to exercise redemption rights with respect to a large number of IIAC Ordinary Shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your shares.

•

A significant portion of IIAC’s total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of Ordinary Shares to drop significantly, even if Zegna’s business is doing well.

Risks Related to Zegna’s Business Following the Business Combination

•	Zegna’s business depends on the recognition, integrity and reputation of its brands and on its ability to identify and respond to new and changing customer preferences.

•	The COVID-19 pandemic or similar public health crises may materially and adversely affect Zegna’s business.

•

Zegna may not be able to successfully implement its strategy, including the successful consolidation of the shift toward luxury leisurewear, the successful design and introduction of new iconic products, the preservation of quality and the use of digital tools to strengthen business processes, attract new customers and retain the existing customer base, and growing the Thom Browne brand.

•	Disruptions to Zegna’s manufacturing and logistics facilities, including as a result of the COVID-19 pandemic, may adversely affect Zegna’s business.

•

The sale of Zegna’s products through its DTC channel and directly operated stores is subject to certain risks, including as a result of difficulties in renewing the existing lease agreements, increases in rental charges or declines in sales, which may adversely affect Zegna’s business.

•	In the wholesale channel, Zegna is subject to certain risks arising from points of sale operated by third parties, and is dependent on its local partners to sell products in certain markets.

•

Fluctuations in the price or quality of, or disruptions in the availability of, raw materials used by Zegna in its products, could cause Zegna to incur increased costs, disrupt its manufacturing processes or prevent or delay Zegna from meeting its customers’ demands.

•	Zegna could be adversely affected if it is unable to negotiate, maintain or renew its license agreements and strategic alliances.

•

Shifts in travel patterns or declines in travel volumes, including as a result of the COVID-19 pandemic, have had in the past, and may have in the future, an adverse effect on Zegna’s business, results of operations and financial condition.

•

Changes in local economic, business, regulatory, social and political conditions, as well as changes in general economic conditions and changes in demand for luxury goods may adversely affect Zegna’s business.

•	Disruptions or breaches compromising Zegna’s information technology systems or the personal information of Zegna’s customers may adversely affect Zegna’s business.

•	Zegna is dependent on the protection of its intellectual property rights and there can be no assurance that it will succeed in protecting such rights in the jurisdictions in which Zegna operates.

•

Changes in trade policy, the imposition of tariffs, the enactment of tax reforms and other changes in laws and regulations may have an adverse effect on the demand for Zegna’s products and Zegna’s business.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF ZEGNA

The following table shows summary historical financial information of Zegna for the periods and as of the dates indicated.

The summary historical financial information of Zegna as of December 31, 2020 and 2019 and January 1, 2019 and for each of the three years in the period ended December 31, 2020 was derived from the Zegna Annual Consolidated Financial Statements included elsewhere in this proxy statement/prospectus, which have been restated as discussed in Note 43 thereof.

The following summary historical financial information should be read together with the Zegna Annual Consolidated Financial Statements and “Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus. The financial summary historical financial information in this section is not intended to replace Zegna’s consolidated financial statements and the related notes. Zegna’s historical results are not necessarily indicative of Zegna’s future results.

The financial information contained in this section relates to Zegna, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results of the combined entity going forward. See the sections entitled, “Business of Zegna and Certain Information About Zegna” and “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus.

Consolidated Statement of Profit and Loss Data

	Restated
	For the years ended December 31,
(Euro thousands)	2020	2019	2018
	Restated	Restated	Restated
Revenues	1,014,733	1,321,327	1,182,563
Other income	5,373	7,873	6,392
Cost of raw materials and consumables	(250,569)	(309,801)	(209,122)
Purchased, outsourced and other costs	(286,926)	(371,697)	(366,879)
Personnel costs	(282,659)	(331,944)	(320,662)
Depreciation, amortization and impairment of assets	(185,930)	(177,068)	(160,588)
Write downs and other provisions	(6,178)	(1,017)	725
Other operating costs	(30,399)	(49,034)	(37,628)

Operating (Loss)/Profit	(22,555)	88,639	94,801
Financial income	34,352	22,061	23,220
Financial expenses	(48,072)	(37,492)	(45,196)
Exchange gains/(losses)	13,455	(2,441)	1,040
Result from investments accounted for using the equity method	(4,205)	(1,534)	(1,056)
Impairments of investments accounted for using the equity method	(4,532)	—	(2,900)

(Loss)/Profit before taxes	(31,557)	69,233	69,909
Income taxes	(14,983)	(43,794)	(29,395)

(Loss)/Profit for the year	(46,540)	25,439	40,514
Attributable to:
Shareholders of the parent company	(50,577)	21,749	37,714
Non-controlling interests	4,037	3,690	2,800

Earnings per share in Euro — Basic and diluted	(12.55)	5.40	9.37
Weighted average number of shares outstanding — Basic and diluted	4,029,782	4,031,222	4,025,536

Consolidated Statement of Financial Position Data

	Restated
	At December 31,		At January 1,
(Euro thousands)	2020	2019	2019
	Restated	Restated	Restated
Assets
Total non-current assets	1,175,898	1,392,772	1,419,144
Total current assets	1,239,156	1,246,625	1,374,848
Total assets	2,415,054	2,639,397	2,793,992

Liabilities and Equity
Share capital	4,300	4,300	4,300
Retained earnings	893,236	944,489	936,555
Other reserves	(295,772)	(260,017)	(249,578)
Total equity	645,034	729,754	725,487

Total non-current liabilities	1,234,566	1,302,265	1,419,972

Total current liabilities	535,454	607,378	648,533
Total equity and liabilities	2,415,054	2,639,397	2,793,992

Consolidated Cash Flow Statement

	Restated
	For the years ended December 31,
(Euro thousands)	2020	2019	2018
	Restated	Restated	Restated
Net cash flows from operating activities	70,906	174,122	192,765
Net cash flows from/(used in) investing activities	92,572	83,961	(334,546)
Net cash flows (used in)/from financing activities	(49,052)	(267,486)	131,868
Net increase/(decrease) in cash and cash equivalents	106,665	(7,705)	(10,275)
Cash and cash equivalents at the beginning of the year	210,626	218,331	228,606
Cash and cash equivalents at the end of the year	317,291	210,626	218,331

SUMMARY HISTORICAL FINANCIAL DATA OF IIAC

The following tables contain summary historical financial data for IIAC. Such data as of December 31, 2020, and for the period from September 7, 2020 (inception) through December 31, 2020 has been derived from the audited financial statements of IIAC included elsewhere in this proxy statement/prospectus. The selected historical interim data as of June 30, 2021 and for the six months ended June 30, 2021 are derived from IIAC’s unaudited financial statements included elsewhere in this proxy statement/prospectus.

The information below is only a summary and should be read in conjunction with IIAC’s financial statements, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus and the section entitled “IIAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” IIAC’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	For the Six Months Ended June 30, 2021	Period from September 7, 2020 (inception) through December 31, 2020

		As Restated

Statement of Operations Data
General and administrative expenses	$929,830	$374,171
Loss from operations	(929,830)	$(374,171)

Net Income (Loss)	$(7,531,165)	(4,869,404)

Weighted average shares outstanding of Class A ordinary shares	40,250,000	39,697,368

Basic and diluted net income per share of Class A ordinary shares	$—	$—
Weighted average shares outstanding of Class B ordinary shares	10,062,500	9,148,438

Basic and diluted net income (loss) per share of Class B ordinary shares	$(0.75)	$(0.53)

	June 30, 2021	December 31, 2020
		As Restated
Condensed Balance Sheet Data (At Period End):
Total assets	$403,883,271	$404,295,958
Total liabilities	$36,795,062	$44,668,235
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 36,208,820 and 35,462,772 shares subject to possible redemption at $10.00 per share at June 30, 2021 and December 31, 2020, respectively	362,088,200	354,627,720
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 4,041,180 and 4,787,228 shares issued and outstanding (excluding 36,208,820 and 35,462,772 shares subject to possible redemption) at June 30, 2021 and December 31, 2020, respectively	405	479
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 10,062,500 and 10,062,500 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively.	1,006	1,006
Total shareholders’ equity	$5,000,009	$5,000,003

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

IIAC is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination and the PIPE Investment.

The following unaudited pro forma condensed combined statement of financial position as of December 31, 2020 combines the historical statement of financial position of IIAC as of December 31, 2020 with the historical consolidated statement of financial position of Zegna as of December 31, 2020, giving pro forma effect to the Business Combination and the PIPE Investment, as if they had occurred as of December 31, 2020.

The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 combine the historical statement of operations of IIAC for the year ended December 31, 2020, and the historical consolidated statements of operations of Zegna for year ended December 31, 2020, giving pro forma effect to the Business Combinations and the PIPE Investment as if they had occurred on January 1, 2020, the beginning of the earliest period presented.

The pro forma condensed combined financial information has been prepared assuming two alternative scenarios regarding redemption of IIAC shares into cash:

•	Scenario 1—No redemptions: This presentation assumes that no IIAC shareholders exercise redemption rights with respect to their SPAC Ordinary Shares upon consummation of the Business Combination;

•

Scenario 2—Maximum redemptions: This scenario assumes that IIAC shareholders redeem 25,250,000 of the outstanding Class A Shares (approximately 62.7% of the outstanding Class A Shares) for their pro rata share of the cash in the Trust Account for aggregate redemption payments of €205.8 million ($252.5 million) at a redemption price of approximately $10.00 per share (€8.15 per share) based on the investments held in the Trust Account as of December 31, 2020. The maximum redemption scenario is based on the defined Aggregate Transaction Proceeds of €184,500,000 and $400,000,000, which subject to the application of the Deal-Contingent Forward, is approximately €510,500,000 ($626,400,000) consisting of (i) the cash held in the Trust Account after giving effect to the IIAC Shareholder Redemption, (ii) the proceeds from the Forward Purchase and (iii) the Aggregate PIPE Proceeds. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the maximum redemptions.

The historical financial statements of Zegna have been prepared in accordance with IFRS as issued by the IASB and in its presentation currency of the Euro. The historical financial statements of IIAC have been prepared in accordance with U.S. GAAP in its presentation currency of the U.S. Dollar. The condensed combined pro forma financial information reflects IFRS, the basis of accounting used by the registrant, the Company, and the historical financial information of IIAC has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited condensed combined pro forma financial information (see Note 2 – IFRS Policy and Presentation Alignment). For purposes of preparing this presentation the historical statement of financial position of IIAC has been translated into Euros at the rate on December 31, 2020 of $1.00 to €0.8150 and the historical statement of operations of IIAC has been translated into Euros using the average exchange rate for the period from September 7, 2020 (inception) through December 31, 2020 of $1.00 to €0.8410.

This information should be read together with the Consolidated Financial Statements of Zegna and its related notes and IIAC’s audited financial statements and related notes, “Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “IIAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The summary unaudited pro forma condensed combined financial information is presented for illustrative purposes only. Such information is only a summary and should be read in conjunction with the section titled “Unaudited Pro Forma Combined Financial Information.” The financial results could have been different had the companies been combined for the referenced period. The unaudited pro forma condensed combined financial information should not be relied on as being indicative of the historical results that would have been achieved had the companies been combined for the referenced period or the future results that the Combined Company will experience. Zegna and IIAC have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

RISK FACTORS

You should carefully review and consider the following risk factors, together with all of the other information contained in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein and the matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” in evaluating the Business Combination and the proposals to be voted on at the General Meeting. Certain of the following risk factors apply to the business and operations of Zegna and will also apply to its business and operations following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of Zegna following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Zegna and IIAC which later may prove to be incorrect or incomplete. You are encouraged to perform you own investigation with respect to the businesses of Zegna and IIAC. Zegna and IIAC may face additional risks and uncertainties that are not presently known to such entity, or that are currently deemed immaterial, which may also impair their business or financial condition.

Risks Related to Zegna’s Business Following the Business Combination

Throughout this section, unless otherwise indicated or the context otherwise requires, references to “Zegna,” “we,” “us,” “our” and other similar terms refer to Zegna, prior to and/or after giving effect to the Business Combination, as the context may require.

Risk factors relating to Zegna’s business, strategy and operations

Our business depends on the recognition, integrity and reputation of our brands.

We design, manufacture, promote and sell luxury goods under a number of brands, including Ermenegildo Zegna, Z Zegna, Ermenegildo Zegna XXX and Thom Browne. Our sales and our ability to achieve premium pricing depend on the perception, recognition and reputation of our brands, which, in turn, depend on factors such as product design, the distinctive character and the quality of our products and customer service, the image of our stores and those of our franchisees and other wholesale customers, the success of our advertising and communication activities and our general corporate profile.

The recognition, integrity and reputation of our brands are among our most valuable assets, which are influenced by several factors, some of which are outside of our control. Factors that may adversely affect our brands’ image include our inability to respond adequately to the needs and expectations of our customers with regard to the quality, style and design of our products, the dissemination by third parties of information that is untrue or defamatory, the commencement of litigation proceedings against us, as well as factors attributable to the parallel distribution and counterfeiting of our products. Each of these factors could harm the recognition, integrity and reputation of our brands, causing us to lose existing customers or fail to attract new customers, or otherwise having a material adverse effect on our business, results of operations and financial condition.

Our reputation may also suffer as a result of facts depending on our suppliers. While we closely monitor our suppliers to ensure that they comply with all applicable laws and regulations, if suppliers fail to comply with applicable law, including those relating to labor, social security, health and safety, or if they deliver products that are defective or differ from our specifications or quality standards or do not comply with applicable law, this could have adverse effects on our production cycle and cause delays in product deliveries to our customers, which in turn could damage our reputation, with possible adverse effects on our business, results of operations and financial condition.

Our success depends on our ability to anticipate trends and to identify and respond to new and changing consumer preferences.

Our continued success depends in part on our ability to set and define product and fashion trends, and in part on our ability to identify and respond to changing consumer preferences in a timely manner. Our products must appeal to an evolving customer base whose preferences cannot be predicted with certainty and are subject to increasingly rapid change, while preserving the image and recognition of our brands. Although we dedicate considerable resources to market analysis and the identification of new fashion trends, we may not be able to promptly anticipate fashion trends or to quickly adapt to these trends during the design and manufacturing stages. If we fail to identify or promptly respond to new trends or changing consumer preferences, our brands’ reputation may be affected, which could result in unsold products or a decline in sales to customers and could have a material adverse effect on our business, results of operations and financial condition.

We are subject to risks related to the COVID-19 pandemic or similar public health crises that may materially and adversely affect our business.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. The global spread of COVID-19 led to governments around the world mandating increasingly restrictive measures to contain the pandemic, including quarantine, social distancing, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. The COVID-19 pandemic has caused significant disruption to the global economy, consumer spending and behavior, tourism, supply chains and financial markets, leading to a global economic slowdown and a severe recession in several of the markets in which we operate, which may persist even after all restrictions are lifted.

From mid-March 2020 we temporarily suspended production at all of our manufacturing and logistics facilities in Italy, Switzerland, Turkey and Spain. While starting from the mid-second quarter of 2020 we were able to resume manufacturing activities, both our DOSs and our distribution partners’ stores in many places around the world were subject to temporary closures in 2020 and 2021 pursuant to local emergency regulations, with an adverse impact on our sales. In connection with the COVID-19 pandemic and related government measures, we have experienced delays in deliveries of raw materials from suppliers and of our products to wholesale customers, as well as running costs related to our workforce, despite furlough or reduced hours schemes we implemented with respect to certain of our employees. At the reopening of our manufacturing and logistics facilities in Italy and Switzerland, we introduced measures and protocols to safeguard the health and safety of our workforce in accordance with local laws. For further information on the impact of the COVID-19 pandemic on our results of operations and liquidity, see “Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Zegna’s Financial Condition and Results of Operations.” While we continued to serve our customers through our remote selling and online e-commerce websites during the periods in which our DOSs were closed, the store closures resulted in a significant decline in our revenues and ability to generate cash flows from operations. The COVID-19 pandemic has also resulted in a decline in the level of consumer purchases of discretionary items and luxury retail products, including our products, caused by lower disposable income levels, travel restrictions, the prevalence of remote working arrangements and other factors. As a result of store closures and lower consumer demand, including those resulting from changes in consumer traffic and shopping preferences, we experienced a build-up of inventory.

While the overall COVID-19 situation appears to be improving in countries that are rolling out vaccination campaigns, our business and operating results may be negatively impacted if the virus worsens or mutates, if vaccination efforts are unsuccessful or if regions or countries implement further restrictions to contain the virus. We may experience a new shutdown or slowdown of all or part of our manufacturing and logistics facilities, and of our stores. Management time and resources were required to be, and in the future may need to be, spent on COVID-19 related matters, distracting them from the implementation of our strategy. In addition, the prophylactic measures we are required to adopt at our facilities may be costly and may affect production levels.

Our suppliers, customers and other contractual counterparties may be restricted or prevented from conducting business activities for indefinite or intermittent periods of time. The COVID-19 pandemic may lead to financial distress for our suppliers or wholesale customers, as a result of which they may have to permanently discontinue or substantially reduce their operations. Any of the foregoing could disrupt our supply chain and/or limit customer demand or our capacity to meet customer demand and have a material adverse effect on our business, results of operations and financial condition.

The impact of the COVID-19 pandemic on our business, results of operations and financial condition will depend largely on future events outside of our control, including ongoing developments in the pandemic, the success of containment measures, vaccination campaigns and other actions taken by governments around the world, as well as the overall condition and outlook of the global economy. However, the effects on our business, results of operations and financial condition may be material and adverse.

The COVID-19 pandemic may also exacerbate other risks disclosed in this “Risk Factors” section, including, but not limited to, our competitiveness, demand for our products, shifting consumer preferences, exchange rate fluctuations, and availability and price of raw materials.

We operate in many countries around the world and, accordingly, we are exposed to various international business, regulatory, social and political risks.

We operate in about 80 countries worldwide through a direct and indirect distribution network. For the year ended December 31, 2020, 54% of our revenues were generated in APAC, 31% were generated in EMEA, 13% were generated in North America and 1% were generated in Latin America.

Our operations in various international markets expose us to various risks, including those arising from: competition with local competitors (which may have greater resources and/or more favorable market positions); the diversity of consumers’ tastes and preferences and our ability to anticipate or respond to such tastes and preferences; changes in the political and economic environments in the countries where we operate; changes in regulations, including tax regulations, and the imposition of new duties or other protectionist measures; strict regulations affecting the import and processing of certain raw materials and finished goods; the occurrence of acts of terrorism or similar events, conflicts, civil unrest or situations of political instability; parallel imports of goods at terms inconsistent with our guidelines and distribution of our products, in violation of exclusive territorial rights granted to other importers and licensees (the so-called “gray market”). These or other factors may harm our business in international markets or cause us to incur significant costs in these markets, which could have a material adverse effect on our business, results of operations and financial condition.

Developments in Greater China and other growth and emerging markets may adversely affect our business.

We operate in a number of growth and emerging markets, both directly and through our distribution partners. In particular, a significant proportion of our sales are in the Greater China Region (which for Zegna’s reporting purposes includes the People’s Republic of China, Hong Kong, Macau and Taiwan) (representing 43% and 35% of our revenue in 2020 and 2019, respectively), where we have had a direct retail presence since 1991. While demand in these markets has increased in recent years due to sustained economic growth and growth in personal income and wealth, economic growth in these markets may not be sustained in the future. For example, rising geopolitical tensions and potential slowdowns in the rate of growth there and in other emerging markets could cause a decline in our sales there, or limit the opportunity for us to increase sales of our products and revenues in those regions in the near term.

Economic and political developments in emerging markets, including economic crises or political instability, have had and could have in the future material adverse effects on our business, results of operations and financial condition. Government actions may also impact the market for luxury goods in these markets, such as tax changes or the active discouragement of luxury purchases. Consumer spending habits in these markets may also change due to other factors that are outside of our control.

Maintaining our position in these growth and emerging markets is a key component of our global strategy. However, initiatives from several global luxury goods manufacturers have increased competitive pressures for luxury goods in several emerging markets. As these markets continue to grow, we anticipate that additional competitors, both international and domestic, will seek to enter these markets and that existing market participants will try to aggressively protect or increase their sales. Increased competition may result in pricing pressure, reduced margins and our inability to increase or maintain our sales levels, which could have a material adverse effect on our results of operations and financial condition. See also “—The markets in which we operate are highly competitive.”

Failure to implement our strategy could adversely affect our results of operations.

Our ability to increase our revenues and pursue growth and development objectives depends, in part, upon our success in carrying out our strategic plan. As part of our strategy, we are pursuing, among other things, the successful consolidation of our shift toward luxury leisurewear, the successful design and introduction of new iconic products, the preservation of the exceptional quality we are known for and the use of digital tools to strengthen our processes, attract new customers and retain our existing customer base, and the growth of the Thom Browne brand, which depends on the brand’s positive momentum and successful customer proposition. See “Business of Zegna and Certain Information About Zegna—Strategy.” Our strategy is premised upon certain assumptions about the global economy and the evolution of demand for luxury goods in various regions of the world in which we operate or seek to operate our competitive position ant the ability of our management team to carry out our strategic plan. If we fail to implement our strategic plan or if our assumptions prove to be incorrect, our ability to increase our revenues and profitability could be affected, which could have a material adverse effect on our business, results of operations and financial condition.

We depend on our manufacturing and logistics facilities, which are subject to disruption.

We operate manufacturing and logistics facilities in Italy, Switzerland, Turkey and Spain and logistics facilities in the People’s Republic of China and the United States. These facilities are subject to operational risks, including mechanical and information technology system failure, work stoppage, civil unrest, increases in transportation costs, natural disasters, fire, government imposed shutdowns and disruption to supplies of raw materials. Any interruption of activity in our manufacturing or logistics facilities due to these or other similar events outside of our control could result in disruption to our operations and a reduction in sales, which could have an adverse effect on our business, results of operations and financial condition. See “—We are subject to risks related to the COVID-19 pandemic or similar public health crises that may materially and adversely affect our business.”

We are subject to certain risks related to the sale of our products through our DTC channel and in particular our directly operated stores.

In our distribution model, the direct-to-consumer (“DTC”) channel consists of single branded stores managed directly by us, or DOSs, outlets, concessions within department stores, as well as a directly managed online boutique and other e-commerce platforms through which we sell directly to our customers. As of December 31, 2020, we operated 255 Zegna DOSs (including 17 DOSs which were converted into a franchising in January 2021) and 38 Thom Browne DOSs, which generated revenues of approximately €582 million in 2020 (or 57% of our consolidated revenues in such period).

The risks related to managing currently existing DOSs mainly relate to possible difficulties in renewing the existing lease agreements, an increase in rental charges and a decline in sales.

Our DOSs are all located in properties that we lease from third parties. There is significant competition among retail operators in our industry to obtain commercial spaces in prestigious locations in major cities, towns and resort destinations worldwide. Accordingly, to renew our lease agreements, we may have to compete with other operators, including those in our same industry, some of which have greater economic and financial resources than ours or otherwise more bargaining power. If we are unable to renew our lease agreements with economic terms consistent or more beneficial than those currently applicable, or if we are forced to accept rental charges which are substantially higher than the existing ones, this could have a material adverse effect on our business, results of operations and financial condition.

Our DOSs have a high level of fixed costs, which affect profits from the retail channel. A reduction in sales or a decrease in revenues from the retail channel could, in light of the high level of fixed costs, have a material adverse effect on our business, results of operations and financial condition.

We analyze the performance of each of our DOSs and market trends in order to assess whether to open new DOSs (or move DOSs to a different location), renew existing leases, or close DOSs that are underperforming. If our analysis is inadequate or based on the wrong assumptions, we could select sub-optimal locations for our stores, or keep or open underperforming stores, which could have a material adverse effect on our business, results of operations and financial condition.

In addition, although we have adopted internal policies and training initiatives to ensure that the staff in our DOSs operate in a manner consistent with the image and prestige of our brands, there can be no assurance that such staff will abide by such policies or that inappropriate or illicit behavior by certain employees will not occur. If there is any allegation brought against us as a result of negligence or other impermissible conduct by our DOS staff, we may be exposed to legal or other proceedings or increased public scrutiny, which may result in substantial costs, diversion of resources and management’s attention and potential harm to our reputation.

The operations of our retail channel and DOSs are also subject to risks such as information technology system failure, work stoppage, civil unrest, natural disasters, fire and government imposed shutdowns. Any interruption of activity in our retail channel and DOSs due to these or other similar events out of our control could result in disruption to our operations and a reduction in sales, which could have an adverse effect on our business, results of operations and financial condition.

In the wholesale channel, we are subject to certain risks arising from points of sale operated by third parties, and we are dependent on our local partners to sell our products in certain markets.

In the wholesale channel, we sell our products to franchisees, specialty stores, department stores and online retailers. In the year ended December 31, 2020, revenues attributable to the wholesale channel amounted to approximately €200 million (or 20% of our consolidated revenues in the same period). The loss of existing commercial relationships with our primary wholesale customers, the failure to develop new commercial relationships on economically favorable terms (or at all) or a significant decrease in wholesale channel revenues could have a material adverse effect on our business, results of operation and financial condition. In addition, any failure by retail stores not directly operated by us to manage their stores in a manner consistent with the image and prestige of our brands or in line with any agreed contractual commitments (including in terms of sale prices), or failure by online retailers to comply with consumer protection laws or provide accurate product descriptions, could damage the competitive position and image of our brand, with potential material adverse effects on our business, results of operations and financial condition. See “—Our business depends on the recognition, integrity and reputation of our brands.”

In certain of the geographic markets in which we operate, the distribution of our products is carried out, sometimes exclusively, through franchising agreements with local operators. Although we generally have not experienced significant problems in the past with such wholesale customers, the loss of one or more important commercial relationships with, or the occurrence of material disagreements with, our distribution partners or a failure to renew or develop commercial relationships on economically favorable terms (or at all) with them could have a material adverse effect on our business, results of operations and financial condition.

Our operations are also subject to the risk of insolvency of our wholesale customers. Despite our efforts to mitigate such risk, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial condition could be materially adversely affected.

Fluctuations in the price or quality of, or disruptions in the availability of, raw materials used in our products could cause us to incur increased costs, disrupt our manufacturing processes or prevent or delay us from meeting our customers’ demands.

We require high quality raw materials in order to produce our products. The market price of the raw materials that we require for our production depends on many factors that are largely out of our control and which are difficult to predict. The primary raw materials we use are yarns (in particular, wool yarns), silk, cotton, linen, cashmere, fabrics and leather. The availability of wool and silk depends on unpredictable factors which are outside our control, including weather conditions in the areas where these raw materials originate (mainly Australia and New Zealand for wool and Greater China for silk), as well as diseases affecting livestock. We also use rare raw materials, such as vicuna yarns, which are only available in a very limited quantity and subject to strict export and processing regulations, which may change. Possible legislative, political and economic developments, potential social instability or the introduction of export restrictions or tariffs in the countries in which our suppliers operate, or the introduction of import restrictions on products from such countries, could have a negative impact on our procurement activities. These and other factors could affect the availability and price of the raw materials required for our production.

If the supply of such raw materials decreases (including due to shortages or to a decrease in the number of producers or suppliers of raw materials), we may face difficulties in obtaining sufficient supplies of high quality raw materials, and the relevant prices may increase. Thus, we could face supply shortages in the medium term and rising costs of purchasing. In addition, our suppliers could cancel or delay the delivery of raw materials to us, or may fail to provide raw materials that meet our high quality standards. This could delay our manufacturing process or cause us to incur increased costs to obtain raw materials of the quality we require. Any of the foregoing factors could have a material adverse effect on our business, results of operations or financial condition. Suppliers’ actions may also damage our reputation.

We could be adversely affected if we are unable to negotiate, maintain or renew our license agreements and strategic alliances.

We are a party to various strategic alliances, as licensee or supplier, and license agreements, as licensor. In particular, we act as licensee for the production and distribution of Tom Ford menswear since 2008, and as supplier of menswear for Dunhill and for Gucci. During the year ended December 31, 2020, we recorded revenues of approximately €82 million from these strategic alliances (after eliminations). See “Business of Zegna and Certain Information About Zegna—Brands, Collections and Products—Zegna Segment—Strategic Alliances Product Line” for further information on our strategic alliances. If we were to fail to comply with our obligations under these arrangements (including with respect to required quality standards and timeliness of deliveries), our strategic alliance partners may terminate, fail to renew or amend in a manner adverse to us the existing arrangements, which may have material adverse consequences on our business, results of operations and financial condition.

We are also party to certain license agreements whereby we grant, for a certain period of time, the use of our brand to third parties for the production of products in adjacent luxury sectors (including fragrances, glasses and sunglasses, cufflinks, and beachwear and underwear). For the year ended December 31, 2020, royalties relating to these arrangements were approximately €3 million. If any of these licensees were not to perform their obligations towards Zegna (including by failing to ensure the required quality standards, comply with our directions with respect to distribution channels and after sale services), we may be unable, in a commercially reasonable time, to replace such licensee with another producer capable of ensuring equivalent quality and production standards, or procure its services upon the same or substantially the same financial terms. Our inability to maintain a presence in these adjacent luxury sectors or to provide products in these sectors of a quality comparable to that of our other products may reflect negatively on the reputation and integrity of our brands.

We have also entered into co-branding projects for the production and co-marketing of certain selected co-branded products with Maserati, Leica Camera and Fear of God.

If any of the foregoing licensing agreements or strategic alliances are terminated for any reason, not renewed upon their expiration or renewed but with less favorable terms and conditions, this could have a material adverse effect on our business, results of operations and financial condition.

Our business depends on tourist traffic and demand.

A substantial amount of our sales is generated by customers who purchase products while travelling. Consequently, adverse economic conditions (such as financial crises), global political developments, other social and geopolitical sources of unrest, instability, disorders, riots, civil wars or military conflicts, natural disasters such as fire, floods, blizzards, global pandemics such as the COVID-19 pandemic and earthquakes or other events, as well as travel restrictions imposed by governments, which result in a shift in travel patterns or a decline in travel volumes, have had in the past, and may have in the future, an adverse effect on our business, results of operations and financial condition. See also “—We are subject to risks related to the COVID-19 pandemic or similar public health crises that may materially and adversely affect our business.”

Our business success depends on certain key personnel.

The performance of our business depends significantly on the efforts and abilities of some key senior personnel, including our Chief Executive Officer, Mr. Ermenegildo Zegna. Such key personnel have substantial experience and expertise in the luxury goods business and have made significant contributions to the success of our business.

If such key personnel were to leave us abruptly, or become otherwise unable or unwilling to continue in their roles, we may not be able to replace them in a timely fashion. The failure to retain or replace such key personnel with other skilled personnel capable of integrating into our operations efficiently could lead to delays in the development of collections, inefficiencies in management of our business, and, accordingly, could have a material adverse effect on our business, results of operations and financial condition.

We depend on highly specialized craftsmanship and skills.

One of the distinguishing features of certain of our products is the highly specialized craftsmanship involved in their manufacturing, which is also a result of the experience that our specialized employees have acquired over the course of the years.

Although we try to preserve these craftsmanship skills and ensure that they are passed on to the next generations, the number of our specialized employees may decrease in the future and their craftsmanship skills may no longer be readily available. If this were to occur, it could affect our ability to ensure the distinctive quality of certain of our products in the future, which in turn could have a material adverse effect on our business, results of operations and financial condition.

We depend on the protection of our intellectual property rights.

We believe that our intellectual property is essential to the success of our products and to our competitive position. We dedicate significant resources to the protection of our intellectual property assets (including trademarks, designs, production processes and technologies, utility patents and other distinctive marks) in the jurisdictions in which we operate. There can be no assurance, however, that we will succeed in protecting our intellectual property rights.

With respect to patents in particular, patent rights do not prevent our competitors from developing products that are substantially equivalent to or better than our products, while not infringing our intellectual property rights. Moreover, any actions we take to establish and protect our patents, trademarks and other intellectual property rights may not be adequate to prevent counterfeiting, imitation of our products by competitors or other third parties or to prevent these persons from asserting rights in, or ownership of, our brand trademarks and other intellectual property rights. We may therefore be forced to spend significant resources to defend our intellectual property from infringement or from third party claims. In addition, should third parties register intellectual property rights which overlap with ours, or should we attempt to enter new markets where third parties have registered intellectual property rights which are similar to those which we would wish to register, we may be constrained from developing our business in such markets. Moreover, changes in law or adverse judicial or administrative judgments could deprive us of the ownership or use of one or more of our intellectual property rights, which could require us to grant licenses to or to obtain licenses from third parties, to pay damages or to cease production of certain merchandise benefiting from such rights. Each of the above could have a material adverse effect on our business, results of operations and financial condition.

Third parties could make claims or bring legal action against us for an alleged infringement of such third parties’ intellectual property rights. As a result, we may be required to discontinue the sale of certain products, pay damages, incur licensing costs, modify our production processes and/or products, or have the scope or validity of our intellectual property rights determined in court in order to be authorized to sell such products. For instance, on June 28, 2021 adidas commenced an action against Thom Browne, Inc. in the Southern District of New York, for, among others, trademark infringement, unfair competition, dilution and various state claims, in connection with the use of Thom Browne’s five color grosgrain ribbon and the four bands on sleeves and pants on its sporting goods, sportswear and athletic wear, allegedly infringing the three stripe marks of adidas. Thom Browne, Inc. intends to vigorously defend against the claims. This or any other such events may entail significant losses in addition to legal costs, with possible adverse effects on our business, results of operations and financial condition.

A disruption in our information technology, including as a result of cybercrimes, could compromise confidential and sensitive information.

We depend on our information technology and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems, human error, interruption to power supply, or a security breach that compromises the confidential and sensitive information stored in those systems, could disrupt our business and adversely impact our ability to operate. Our ability to keep our business operating effectively depends on the functional and efficient operation by us and our third party service providers of our information, data processing and telecommunications systems, including our product design, manufacturing, distribution, sales and marketing, billing and payment systems. We rely on these systems to enable a number of business processes and help us make a variety of day-to-day business decisions as well as to track operations, billings, payments and inventory. Such systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, connection interruption, and a range of other hardware, software and network problems. Those systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency, with the consequence that such cyber incidents may remain undetected. For any of these reasons, we may experience system malfunctions or interruptions. For example, in August 2021 we were subject to a ransomware attack that impacted the majority of our IT systems. As we refused to engage in discussions relating to the payment of the ransom, the responsible parties published certain materials extracted from our IT systems. We publicly announced the IT systems breach and gradually restored our IT systems from secure back up servers during the weeks following the breach. Although our systems are diversified, including multiple server locations, third-party cloud providers and a range of software applications for different regions and functions, and we periodically assess and implement actions to ameliorate risks to our systems, a significant or large scale malfunction or interruption of our systems could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions and deliver products to our customers. A malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, results of operations and financial condition. In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our customers and our employees. Any unauthorized access to our information systems may compromise the privacy of such data and expose us to claims as well as reputational damage. Ultimately, any significant violation of the integrity of our data security could have a material adverse effect on our business, results of operations and financial condition. See “—We are exposed to the risk that personal information of our customers, employees and other parties collected in the course of our operations may be damaged, lost, stolen, divulged or processed for unauthorized purposes.” Our recently acquired businesses may use different information technology and data processing systems than those used at a broader group level; which could make it more complex to prevent or timely address any of the foregoing events.

We are exposed to the risk that personal information of our customers, employees and other parties collected in the course of our operations may be damaged, lost, stolen, divulged or processed for unauthorized purposes.

In carrying out our business, we collect, store and process personal data of our customers, employees and other parties with whom we deal, including data we gather for product development and marketing purposes. Therefore we are subject to a variety of strict and ever-changing data protection and privacy laws on a global basis, including the EU General Data Protection Regulation.

We are exposed to the risk that personal data we store and use may be damaged or lost, stolen, divulged or processed for unauthorized purposes by the individuals responsible for data management or by unauthorized individuals (including third parties and Zegna employees). The destruction, damage to or loss of personal data, as well as its theft, unauthorized processing or dissemination, could significantly impair our reputation and impact our operations; it could also lead to governmental investigations and the imposition of fines by competent authorities, with possible adverse effects on our business, results of operations and financial condition. See also “—A disruption in our information technology, including as a result of cybercrimes, could compromise confidential and sensitive information.”

We are subject to certain risks related to related party transactions.

We have engaged, and continue to engage, in relationships of a commercial nature with related parties. These relationships consist mainly in the provision of industrial services, the purchase of raw materials, as well as an interest-bearing loan and certain contributions to Fondazione Zegna. See “Certain Relationships and Related Party Transactions—Zegna Relationships and Related Party Transactions.” In addition, in connection with the Demerger, certain of our existing intercompany lease agreements for the lease of real estate properties will become related party transactions as we will continue to rent those properties from our current subsidiaries to be demerged prior to the Closing.

We believe that the terms and conditions of our transactions with related parties are at arm’s length and on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. However, there can be no assurance that if such transactions had been concluded between or with third parties, such parties would have negotiated or entered into agreements or carried out such transactions under the same or substantially similar terms and conditions.

We are exposed to currency related risks.

We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency exchange rates. In particular, changes in exchange rates between the Euro and the main foreign currencies in which we operate affect our revenues and results of operations. The exposure to currency risk is mainly linked to the differences in geographic distribution of our sourcing and manufacturing activities from those in our commercial activities, as a result of which our cash flows from sales are denominated in currencies different from those related to purchases or production activities. In particular, we incur a large portion of our capital and operating expenses in Euro while we receive the majority of our revenues in currencies other than

Euro (mainly in Chinese Renminbi, U.S. Dollars, Japanese Yen, Canadian Dollar and British Pound). Therefore, our results may be adversely affected if these currencies depreciate against the Euro. Such risk is heightened given the extended time period between the moment when the sale prices of a collection are set and the moment when revenues are converted into Euro, which may extend up to 18 months. In addition, foreign exchange fluctuations might also negatively affect the relative purchasing power of our clients, which could also have an adverse effect on our results of operations. See “Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Factors Affecting Results of Operations.”

Exchange rate fluctuation may also adversely affect our competitive position as compared to other operators in the luxury goods market, who may incur costs in other currencies with more favorable exchange rates relative to the currencies of our principal markets.

In the Zegna segment, we have historically sought to manage risks associated with fluctuations in currency through financial hedging instruments, mainly forward contracts for the sale of foreign currencies; we are gradually implementing similar policies also in the Thom Browne segment. However, there can be no assurance that we will be able to hedge currency related risks successfully, and our business, results of operations and financial condition could nevertheless be adversely affected by fluctuations in market rates, particularly if such fluctuations are extended over time.

In addition, because the Euro is the functional currency used in our consolidated financial statements, fluctuations in exchange rates used to translate figures in our subsidiaries’ financial statements that were originally expressed in a foreign currency could have a significant impact on results, net financial indebtedness, and consolidated net shareholders’ equity as expressed in Euro in our consolidated financial statements.

We are exposed to risks relating to fluctuations in interest rates and other market risks.

We have entered into Euro-denominated financing agreements providing for a floating interest rate. As of December 31, 2020, floating rate loans represented approximately 62% of our total borrowings, other financial liabilities and derivatives and financial instruments, for a financed amount of approximately €428.8 million. Although we have entered into derivative financial instruments to hedge our exposure to interest rate risk, an increase in interest rates during the term of such financing agreements, which would result in higher interest payments thereunder, could have a material adverse effect on our business, results of operations and financial condition.

As of December 31, 2020, we had approximately €350.2 million of other current financial assets invested in listed and unlisted financial instruments. We do not enter into investments for trading or speculative purposes. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk of loss. In connection with our investment activities, we may be exposed to market risk, i.e. the risk of loss related to changes in market prices, volatility, counterparty and liquidity of financial instruments, which could have a material adverse effect on our business, results of operations and financial condition.

Risk factors relating to the industry in which Zegna operates

The markets in which we operate are highly competitive.

The markets for our products are characterized by high levels of competition and the presence of a number of established operators and new entrants, some of which have significant financial resources or well-known and fashionable brands. To succeed, we must interpret and anticipate the tastes, preferences and lifestyles of our customers and anticipate changes in those tastes, preferences and lifestyles, as well as identify fashion and luxury market trends, while producing high quality, desirable luxury products. Our competitors may be more successful in interpreting market trends or may be able to produce their products at lower costs. Our failure to compete effectively in our chosen markets, including through a failure to identify and respond to new and changing trends and consumer preferences, could have a material adverse effect on our business, results of operations and financial condition.

Global economic conditions and macro events may adversely affect us.

Our sales volumes and revenues may be affected by overall general economic conditions within the different countries in which we operate. Deteriorating general economic conditions may affect disposable incomes and reduce consumer wealth impacting client demand, particularly for luxury goods, which may negatively impact our profitability and put downward pressure on our prices and volumes. Furthermore, during recessionary periods, social acceptability of luxury purchases may decrease and higher taxes may be more likely to be imposed on certain luxury goods including our products, which may affect our sales.

We sell our products throughout the world. In particular, we conduct our business in EMEA, North and Latin America and APAC. Our presence in various international markets exposes us to the risks connected, among other things, with the geopolitical and macroeconomic conditions of the countries in which we operate. Sales could be affected by various events, such as, for example, market instability, terrorism, war, natural disasters or socio-political upheavals. In particular, the majority of our current sales are in Greater China and the United States. Therefore, slowing economic conditions in those countries may adversely affect our revenues in that region. See also “—Developments in Greater China and other growth and emerging markets may adversely affect our business.”

If these events, which are difficult to predict, occur, this could have an adverse effect on the demand for luxury goods in a specific country or could cause a contraction in tourist flow, and may have a material adverse effect on our business, results of operations and financial condition.

We are subject to legal and regulatory risk.

We are required to comply with the laws and regulations applying to our products and operations in the various jurisdictions in which we operate, particularly in relation to the protection of intellectual property rights, competition, product safety, packaging and labeling, import and processing of certain raw materials and finished goods, data protection, limits on cash payments, worker health and safety and the environment. New legislation (or amendments to existing legislation) may require us to adopt stricter standards, which could lead to increased costs for adapting product characteristics or limit our operations, and this may have a material adverse effect on our business, results of operations and financial condition. We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, and other anti-bribery, anti-corruption and anti-money laundering laws in the countries in which we conduct activities. We and our distribution partners may have direct or indirect interactions with officials and employees of government agencies or state owned or affiliated entities and other third parties where we may be held liable for corrupt or other illegal activities, even if we do not explicitly authorize them. We are also subject to sanctions legislation, which may lead to commercial and economic sanctions, prohibitions and other restrictive measures imposed by the different authorities and governments involved, including the European Union, the United States, the United Nations and other international organizations. From time to time, we may conduct some limited activities in countries subject to sanctions or other restrictive measures. While we believe that our activities are in compliance with the applicable laws and sanctions legislation, including embargoes, we cannot exclude the possibility that we or our distribution partners may violate such laws. Any violation of the foregoing laws could lead to regulatory and/or judicial proceedings and sanctions (including civil penalties, denial of export privileges, injunctions, asset seizures and revocations or restrictions of licenses, as well as criminal fines and imprisonment), which may have a material adverse effect on our reputation, business, results of operations and financial condition.

Risk factors relating to Tax Matters

Changes in tax, tariff or fiscal policies could adversely affect demand for our products.

Imposition of any additional taxes and levies on our products could adversely affect the demand for our products and our results of operations. Changes in corporate and other taxation policies as well as changes in export and other incentives given by various governments, or import or tariff policies, could also adversely affect our results of operations. Considerable uncertainty surrounds the introduction and scope of tariffs by countries around the world, as well as the potential for trade actions, and the imposition of tariffs and trade restrictions as a result of international trade disputes or changes in trade policies may adversely affect our sales and profitability. The occurrence of any the above may have a material adverse effect on our business, results of operations and financial condition.

Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.

Our business is subject to various taxes in different jurisdictions (mainly Italy), which include, among others, the Italian corporate income tax (IRES), regional trade tax (IRAP), value added tax (VAT), excise duty, registration tax and other indirect taxes. We are exposed to the risk that our overall tax burden may increase in the future.

Changes in tax laws or regulations, or in the position of the relevant Italian and non-Italian authorities regarding the application, administration or interpretation of these laws or regulations, particularly if applied retrospectively, could have a material adverse effect on our business, results of operations and financial condition.

In addition, tax laws are complex and subject to subjective valuations and interpretive decisions, and we periodically may be subject to tax audits aimed at assessing our compliance with direct and indirect taxes. The tax authorities may not agree with our interpretations of, or the positions we have taken or intend to take on, tax laws applicable to our ordinary activities and extraordinary transactions. In case of challenges by the tax authorities to our interpretations, we could face long tax proceedings that could result in the payment of additional tax and penalties, with potential material adverse effects on our business, results of operations and financial condition.

We intend to be treated exclusively as a resident of the Republic of Italy for tax purposes, but Dutch or other tax authorities may seek to treat us as a tax resident of another jurisdiction as a result of which we could be subject to increased and/or different taxes.

As a result of the Conversion into a Dutch limited liability company (naamloze vennootschap), which is expected to occur immediately prior to the Closing, we will be deemed tax resident in the Netherlands for purposes of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) and the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). However, we intend to maintain our management and organizational structure in such a manner that (i) our place of effective management would be in Italy and we should be regarded as a tax resident of Italy for Italian domestic law purposes; (ii) we should be considered to be exclusively tax resident in Italy for purposes of the applicable tax treaties, including the Convention between the Kingdom of the Netherlands and the Republic of Italy for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the “Italy-Netherlands Tax Treaty”); and (iii) we should not be regarded as a tax resident of any other jurisdiction either for purposes of the domestic tax laws of such jurisdiction or for the purposes of any applicable tax treaty. However, the determination of our tax residency depends primarily upon our place of effective management, which is largely a question of fact, based on all relevant circumstances. Therefore, no assurance can be given regarding the final determination of our tax residency by tax authorities. In addition, changes to applicable laws and income tax treaties, including a change to the provisional reservation made by Italy under the Multilateral Convention to Implement Tax Treaty Related

Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) made at the time of signing the MLI with respect to Article 4 (Dual Resident Entities) of the MLI, or interpretations thereof and changes to applicable facts and circumstances (e.g., a change of board members or the place where board meetings take place), may have a bearing on the determination of our tax residency and the consequent tax treatment.

If the competent tax authorities of a jurisdiction other than Italy, including the Netherlands, take the position that we should be treated as (exclusively) tax resident of that jurisdiction for purposes of an applicable tax treaty, we would be subject to corporation tax and all distributions made by us to our shareholders would be subject to dividend withholding tax in Italy as well as in such other jurisdiction(s). To resolve any dual tax residency issue, we may have access to a mutual agreement procedure and/or dispute resolution mechanisms under an applicable tax treaty and the dispute resolution mechanism under the EU Arbitration Directive (if it is an EU jurisdiction), or we could submit our case for judicial review by the relevant courts. These procedures would require substantial time, costs and efforts, and it is not certain that double taxation issues can be resolved in all circumstances.

If we pay dividends, we may need to withhold tax on such dividends payable to our shareholders in both Italy and the Netherlands.

As a result of the Conversion into a Dutch limited liability company (naamloze vennootschap), but with our place of effective management in Italy (and not in the Netherlands), our dividends are generally subject to Italian dividend withholding tax. However, Dutch dividend withholding tax, in addition to Italian withholding tax, will be required to be withheld from dividends if and when paid to Dutch resident shareholders (and non-Dutch resident shareholders that have a permanent establishment in the Netherlands to which their shareholding is attributable). We will be required to identify our shareholders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment to which the shares are attributable) in respect of which Dutch dividend withholding tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders cannot be assessed upon a payment of dividend, withholding of both Italian and Dutch dividend withholding tax from such dividend may occur. Our non-Dutch resident shareholders may apply for a refund of Dutch dividend withholding tax, if withheld on the distribution. For further discussion, see “Material Tax Considerations —Material Dutch Tax Considerations —Dividend Withholding Tax.”

The consequences of the loyalty voting program are uncertain.

No statutory, judicial or administrative authority directly discusses how the receipt, ownership or disposition of Zegna Special Voting Shares under the Zegna loyalty voting program to be implemented in connection with the Business Combination should be treated for Italian or U.S. tax purposes and, as a result, the tax consequences in those jurisdictions are uncertain.

The fair market value of the Zegna Special Voting Shares, which may be relevant for tax purposes, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, the Zegna Special Voting Shares will not be transferable (other than, in very limited circumstances, together with the associated Ordinary Shares) and a shareholder will receive amounts in respect of the Zegna Special Voting Shares only if Zegna is liquidated, we expect to take the position that the fair market value of each Zegna Special Voting Share is minimal. However, the relevant tax authorities could assert that the value of the Zegna Special Voting Shares as determined by Zegna is incorrect.

The tax treatment of the loyalty voting program to be implemented in connection with the initial business combination is unclear and shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning and disposing of Zegna Special Voting Shares. See “Material Tax Considerations—Material United States Federal Income Tax Considerations to U.S. Holders—Loyalty Voting Program and Zegna Special Voting Shares” for further discussion.

We benefit or seek to benefit from certain special tax regimes, which may not be available in the future.

We currently calculate taxes due in Italy based, among other things, on certain tax incentives recognized by Italian tax regulations for research and development expenses. In the past we have received tax benefit for research and development expenses in 2017.

In addition, we benefit from the measures introduced in Italy by art. 110 of Law Decree no. 104/2020, converted into Law no. 126/2020, which re-opened the voluntary step-up of tangible assets, with the application of a 3% substitutive tax rate.

Furthermore, Italian Law no. 190/2014, as subsequently amended and supplemented, introduced an optional Patent Box regime in the Italian tax system. The Patent Box regime is a tax exemption related to, among others, the use of intellectual property assets. Business income derived from the use of each qualified intangible asset is partially exempted from taxation for both IRES and IRAP purposes. We have applied the Patent Box tax regime for the period from 2015 to 2019, in line with applicable tax regulations in Italy. The amount of the related tax benefits that the Group has received from the tax regime remains subject to limited uncertainty.

These measures continue to mitigate our tax burden in Italy. Significant changes in regulations or interpretation thereof might adversely affect the availability of such exemptions and result in higher tax charges, which may result in a material adverse effect on our business, results of operations and financial condition.

We are subject to risks related to the complexity and uncertainty in interpretation of transfer pricing rules.

We operate in about 80 countries worldwide with integrated industrial, commercial, stylist and communication functions, trademarks used in different jurisdictions and are subject to taxation in Italy and in other foreign countries in which our subsidiaries are located. Within Zegna, transactions between related parties located in different countries are carried out in the ordinary course of business and are mainly related to the purchase and sale of goods and the provision of services.

These transactions are subject to transfer pricing rules defined globally by the Organization for Economic and Co-operation and Development (“OECD”) and local tax laws. In this respect, our intercompany prices are set up consistently with the guidance provided by the OECD Transfer Pricing Guidelines and we and our subsidiaries prepare specific transfer pricing documentation with respect to such transactions.

Although we believe that our transfer pricing is correct, due to the complexity of these rules and the uncertainties in their interpretation, the tax authorities might challenge the prices of certain of our intercompany transactions and propose transfer pricing adjustments. Consequently, such adjustments may increase the related taxes and impose penalties and late payment interests, which may result in a material adverse effect on our business, results of operations and financial condition.

Risk factors relating to holding our shares following the Business Combination

An active and liquid trading market for the Ordinary Shares may not develop, the market price may be volatile and investors may suffer a loss.

Prior to the Business Combination, there has been no public market for the shares of Zegna. We will apply to list the Ordinary Shares on the NYSE following the Business Combination, as required in connection with the Business Combination. However, there can be no assurance that an active and liquid trading market for the Ordinary Shares will be established or maintained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The actual market price of the Ordinary Shares may fluctuate because of several factors, including those described in this section “Risk Factors,” may not reflect our actual operating performance and may be lower than the price investors paid to purchase the Ordinary Shares.

Substantial sales of the Ordinary Shares and/or Zegna Warrants could cause the price of such securities to decline.

Following the Business Combination, the Zegna Shareholders, the IIAC Initial Shareholders and the FPA Purchaser will be subject to restrictions on share sales for certain periods of time, but will be free to sell once those restrictions expire. See “The Business Combination Agreement and Ancillary Documents—Lock-Up Agreement.” In addition, certain Insider PIPE Subscribers will be subject to restrictions in connection with the sale of the Ordinary Shares they will purchase in the PIPE Financing. The other shareholders, which will own the minority of Ordinary Shares following the Business Combination, will not subject to any resale restrictions. A sale of a significant number of Ordinary Shares or Zegna Warrants following the Business Combination, or the anticipation by the market of a possible sale, particularly sales of Ordinary Shares on the part of any of the shareholders subject to the lock-up, following expiration of the lock-up, could have the effect of depressing the market price for such securities.

The loyalty voting program may affect the liquidity of the Ordinary Shares and reduce share price.

The implementation of Zegna’s loyalty voting program could reduce the trading liquidity and adversely affect the trading prices of the Ordinary Shares. The loyalty voting program is intended to reward shareholders for maintaining long-term share ownership by granting persons holding Ordinary Shares continuously for at least two years the option to elect to receive Zegna Special Voting Shares. Zegna Special Voting Shares cannot be transferred (except in very limited circumstances) and, if Ordinary Shares participating in the loyalty voting program are transferred they must be deregistered from the Loyalty Register and any corresponding Zegna Special Voting Shares transferred to us for no consideration (om niet). This loyalty voting program is designed to encourage a stable shareholder base and, conversely, it may deter trading by shareholders that may be interested in participating in the loyalty voting program. Therefore, the loyalty voting program may reduce liquidity in Ordinary Shares and adversely affect their trading price.

Our majority shareholders will continue to exercise control over Zegna after the Business Combination, which will limit other shareholders’ ability to influence corporate matters and could delay or prevent a change in corporate control. The interests of our majority shareholders may differ from those of our other shareholders.

Following the Business Combination, we expect that Monterubello will hold 58.8% of the Ordinary Shares issued and outstanding in a no redemption scenario (or 65.3% in a maximum redemption scenario). Please see “Beneficial Ownership.” As a result, Monterubello will be able to influence our management and affairs and control the outcome of matters submitted to our shareholder meetings for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. In addition, the loyalty voting program established by the Articles of Association of Zegna may make it more difficult for a third party to acquire, or attempt to acquire, control of Zegna, even if a change of control were considered favorably by shareholders holding a majority of Ordinary Shares. As a result of Monturubello’s ownership and the loyalty voting program, a relatively large proportion of the voting power in Zegna could be concentrated in a relatively small number of shareholders who would have significant influence over Zegna. Monterubello and other shareholders participating in the loyalty voting program may have the power effectively to prevent or delay change of control or other transactions that may otherwise benefit Zegna’s shareholders, which may also prevent or discourage shareholder initiatives aimed at changing Zegna’s management or strategy or otherwise exerting influence over Zegna. In addition, Monterubello will exercise its voting power in its own interest, which may not be in line or even be in conflict with the interests of the remaining shareholders.

Zegna will be a Dutch public company with limited liability, and its shareholders may have rights different to those of shareholders of companies organized in the United States.

The rights of the shareholders of Zegna may be different from the rights of shareholders of companies governed by the laws of U.S. jurisdictions. Following the Business Combination, Zegna will be a Dutch public company with limited liability (naamloze vennootschap). Its corporate affairs will be governed by the Zegna Articles of

Association. The rights of Zegna’s shareholders and the responsibilities of members of its Board of Directors may be different from the rights of shareholders and the responsibilities of members of board of directors of companies governed by the laws of other jurisdictions including the United States. In the performance of its duties, the Zegna Board will be required by Dutch law to consider Zegna’s interests and the interests of its shareholders, employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of shareholders.

Zegna is expected to be a “foreign private issuer” under the rules and regulations of the SEC and, thus, to be exempt from a number of rules under the Exchange Act of 1934 and be permitted to file less information with the SEC than a company incorporated in the United States.

As a “foreign private issuer” Zegna will be exempt from rules under the Exchange Act, that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the Ordinary Shares. Moreover, Zegna will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor be required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning Zegna than there is for U.S. public companies.

Our financial projections may differ materially from actual results.

This proxy statement/prospectus contains certain financial projections that were provided to IIAC and Mediobanca. Such financial projections are based on our estimates and assumptions as of the dates on which they were prepared concerning various factors that are subject to significant risks and uncertainties, many of which are beyond our control, and therefore actual results may differ materially from such projections. Notably, our financial projections reflect estimates and assumptions, beyond our control, including but not limited to, the gradual recovery to pre-COVID conditions by 2023, particularly in the geographies where Zegna has a material presence, continuation of the trend towards luxury casualization and bottoming out of the decline in demand for formalwear, supported by a resilient demand for made-to-measure products. For further information, see “The Business Combination—Certain Unaudited Zegna Prospective Financial Information.” Accordingly, our future financial condition and results of operations may differ materially from our projections. Our failure to achieve our projected results could harm the trading price of Zegna’s securities and its financial position following the completion of the Business Combination. Neither Zegna nor IIAC have any duty to update the financial projections included in this proxy statement/prospectus.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the NYSE. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In particular, Section 404 of the Sarbanes-Oxley Act (“Section 404”) will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. We will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 20-F, which we expect to file in 2023 with respect to the fiscal year ending December 31, 2022. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business, results of operations and financial condition.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we are unable to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate financial statements or comply with applicable laws and regulations, which may adversely affect our business and the price of our securities.

In connection with the preparation of this proxy statement/prospectus, we have identified material weaknesses in the design and operating effectiveness of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

We identified material weaknesses with respect to the Internal Control—Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), concerning in particular the: (i) control environment, because, as a private company, we did not have, among other things, a sufficient number of resources with appropriate competences in accounting and financial reporting for a SEC reporting company, appropriate oversight responsibilities, established structures, reporting lines and authorities, and accountability; (ii) risk assessment, as we did not design and implement an effective risk assessment to identify and communicate appropriate objectives and fraud, and to identify and assess changes in the business that could affect Zegna’s system of internal controls; (iii) information and communication, as we did not generate and provide quality information and communication necessary to support the functioning of internal control, including by providing information pursuant to objectives, responsibilities, and functions of internal control; (iv) monitoring activities, as we did not have the evidence to support evaluation of the effectiveness of monitoring controls to ascertain whether the components of internal control are present and functioning; and (v) control activities, as we did not design and implement effective control activities, including proper segregation of duties and general information technology controls, across substantially all financial statement account balances and disclosures.

As a consequence of these material weaknesses, accounting errors were identified in our annual consolidated financial statements primarily related to the application of accounting judgements on complex transactions concerning business combinations, impairment, fair value estimate, classification of financial instruments and classification of tax receivables and liabilities. The principal accounts concerned are goodwill, intangible assets, right of use, property, plant and equipment, inventories, other current financial assets, tax receivables and tax liabilities, cash and cash equivalents, derivative financial instruments, deferred taxes, depreciation, amortization and impairment of assets and financial income and expenses, which have been restated as included in this proxy statement/prospectus. These material weaknesses could result in a misstatement of our accounts or disclosures, which may result in a material misstatement in our annual or interim consolidated financial statements that would not be prevented or detected.

We are not currently required to make a formal assessment of the effectiveness of our internal control over financial reporting in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act. Following the Closing, beginning with our second annual report on Form 20-F filed with the SEC (which is expected to be the annual report for the year ending December 31, 2022) we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting and our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting.

We are working to remediate the control deficiencies that led to these material weaknesses as quickly and efficiently as possible. The remediation measures that we are taking involve implementation of appropriate processes with the objective of improving the effectiveness of controls over financial reporting. In particular, we expect to engage an external advisor to assist with our design and execution of our Sarbanes-Oxley Act compliance program, including with respect to (i) performing our risk assessment and scoping to identify relevant controls that will be designed, implemented, and tested by management with the assistance of outside advisors, (ii) establishing compliant risk and control matrices for applicable processes across our markets, (iii) implementing a monitoring function, and (iv) designing or reassessing existing entity-level controls and general information technology controls and, as necessary, implementing enhancements to such controls.

We cannot assure you that the measures that we are planning to take will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.

If we are unable to remediate the material weaknesses we have identified, or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate financial statements, which may subject us to adverse regulatory consequences and adversely affect investor confidence in us and, as a result, the price of our securities and our ability to access the capital markets in the future.

Zegna’s ability to pay dividends may be limited and the level of future dividends is subject to change.

Payment of dividends on Zegna’s shares in the future will be subject to business conditions, financial conditions, earnings, cash balances, commitments, strategic plans and other factors that the Board of Directors may deem relevant at the time it recommends approval of the dividend. Any dividend policy, once adopted, will be subject to change based on changes in statutory requirements, market trends, strategic developments, capital requirements and a number of other factors. In addition, under the Articles of Association and Dutch law, dividends may be declared on the Ordinary Shares only if the amount of equity exceeds the paid up and called up capital plus the reserves that have to be maintained pursuant to Dutch law or the Articles of Association. Further, even if Zegna is permitted under the Articles of Association and Dutch law to pay cash dividends on its shares, it may not have sufficient cash to pay dividends in cash on its shares. Zegna will be a holding company and its operations will be carried out through its subsidiaries. As a result, Zegna’s ability to pay dividends will primarily depend on the ability of its subsidiaries to generate earnings and to provide Zegna with the necessary financial resources.

It may be difficult to enforce U.S. judgments against us.

Following the Business Combination, Zegna will be a company incorporated under the laws of the Netherlands, and a substantial portion of its assets will be outside of the United States. Most of Zegna’s directors and senior management and independent auditors will be resident outside the United States, and all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon these persons. It may also be difficult for U.S. investors to enforce within the United States judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts outside the United States would recognize or enforce judgments of U.S. courts obtained against Zegna or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Therefore, it may be difficult to enforce U.S. judgments against Zegna, its directors and officers and independent auditors.

Risks Related to the Business Combination and IIAC

Throughout this section, unless otherwise indicated or the context otherwise requires, references in this section to “IIAC,” “we,” “us,” “our,” and other similar terms refer to IIAC and its subsidiaries prior to the Business Combination and to Zegna and its consolidated subsidiaries after giving effect to the Business Combination.

If the sale of the forward purchase shares does not close, we may lack sufficient funds to consummate the Business Combination.

In connection with the consummation of our initial public offering, IIAC entered into the Forward Purchase Agreement with the FPA Purchaser, an affiliate of the IIAC Sponsor, which provides for the purchase by such affiliate of up to $250,000,000 of forward purchase shares for a purchase price of $10.00 per share, in a private placement to occur concurrently with the closing of an initial business combination (provided that the holders of the forward purchase shares will not vote at the general meeting of the company seeking shareholders’ approval of the initial business combination). In connection with the Business Combination, IIAC entered into the FPA Amendment on July 26, 2021, under which the FPA Purchaser will purchase 22,500,000 forward purchase shares for an aggregate purchase price of €184,500,000. The proceeds from the sale of forward purchase shares, together with the amounts available to us from the Trust Account (after giving effect to any redemptions of public shares and the payment of deferred underwriting commissions) and any other equity or debt financing obtained by us in connection with the Business Combination, will be used to satisfy the cash requirements of the Business Combination, including funding the purchase price and paying expenses and retaining specified amounts to be used by the post-Business Combination company for working capital or other purposes. The Forward Purchase Agreement contains customary closing conditions, the fulfillment of which is a condition for the FPA Purchaser to purchase the forward purchase shares, including that our initial business combination must be consummated concurrently with the purchase of forward purchase shares. If the sale of the forward purchase shares does not close for any reason, including by reason of the failure by the FPA Purchaser to fund the purchase price for its forward purchase shares, we may lack sufficient funds to consummate the Business Combination and we may need to seek alternative financing. In the event of any such failure to fund, we may not be able to obtain additional funds to account for such shortfall on terms favorable to us or at all.

Exchange rate fluctuations and currency policies may cause the FPA Purchaser to pay for the forward purchase shares at a price per share lower than $10.00 per share.

In connection with the Business Combination, IIAC entered into the FPA Amendment on July 26, 2021, under which the FPA Purchaser will purchase 22,500,000 Class A Shares for an aggregate purchase price of €184,500,000. Pursuant to the FPA Amendment, if, at the closing of the Transactions, the effective issue price per Class A Share purchased in the Forward Purchase would be less than $9.65, then the purchase price for such Class A Shares will be increased to a Euro amount such that the effective issue price per share is equal to at least $9.65. The sale of shares under the Forward Purchase will be paid in Euros, and the dollar equivalent could be affected by fluctuations in the relevant currency exchange rate, which may be affected by, among other things, changes in political and economic conditions. If the Euro depreciates in value against the dollar prior to the consummation of the Business Combination, the FPA Purchaser may pay a price per share lower than $10.00.

The IIAC Sponsor and each of IIAC’s officers and directors agreed to vote in favor of our initial business combination, including the Business Combination in particular, as applicable, regardless of how IIAC’s public shareholders vote.

Unlike other blank check companies in which the founders agree to vote their founder shares and any public shares purchased by them during or after such company’s initial public offering in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the IIAC Sponsor and each of IIAC’s officers and directors have agreed, and their permitted transferees will agree, pursuant to the terms of letter agreements entered into with IIAC (including the Sponsor Letter Agreement entered into between the IIAC Sponsor, each of the Other Class B Shareholders, IIAC and Zegna with respect to the Business Combination), to vote any founder shares held by them, as well as any public shares owned by them, in favor of our initial business combination (including the Business Combination). As of the record date the IIAC Initial Shareholders owned 20% of the issued and outstanding ordinary shares, including all of the Founder Shares, and will be able to vote all of such shares at the General Meeting. Accordingly, it is more likely that the necessary shareholder approval will be received for the Business Combination than would be the case if the IIAC Sponsor and each of IIAC’s officers and directors agreed to vote any ordinary shares owned by them in accordance with the majority of the votes cast by IIAC’s public shareholders.

Since the IIAC Sponsor and our directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Zegna is appropriate as our initial business combination. Such interests include that the IIAC Sponsor and our directors and executive officers, will lose their entire investment in us if our business combination is not completed, and that the IIAC Sponsor will benefit from the completion of a business combination and may be incentivized to complete the Business Combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate IIAC.

When you consider the recommendation of the IIAC Board in favor of approval of the Business Combination Proposal, you should keep in mind that the IIAC Sponsor, our directors and our executive officers have interests in such proposal that are different from, or in addition to (which may conflict with), those of IIAC shareholders and warrant holders generally.

These interests include, among other things, the interests listed below:

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the fact that the IIAC Sponsor and IIAC’s directors have agreed not to redeem any Class A Shares held by them in connection with a shareholder vote to approve a proposed initial business combination, including the Business Combination;

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the fact that the IIAC Sponsor paid an aggregate of $25,000 for the 10,062,500 Founder Shares currently owned by the IIAC Sponsor and the Other Class B Shareholders and such securities will have a significantly higher value upon the consummation of the Business Combination;

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the fact that 50% of the Ordinary Shares into which the Founder Shares will be exchanged will be held in escrow and will be released to the IIAC Initial Shareholders, pro rata, upon satisfaction of certain share price triggers. During the period that such Ordinary Shares are held in escrow, the IIAC Initial Shareholders will not be entitled to vote or receive dividends thereon;

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the fact that the IIAC Sponsor paid an aggregate of $10,050,000 for 6,700,000 warrants, each exercisable to purchase one Class A Share at $11.50 per share, subject to adjustment, and such warrants will expire as worthless if an initial business combination is not consummated by November 23, 2022;

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the fact that the IIAC Sponsor, the Other Class B Shareholders and IIAC’s other current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if IIAC fails to complete an initial business combination by November 23, 2022;

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the fact that the Shareholders Agreement will be entered into by, among others, the IIAC Sponsor, and the Registration Rights Agreement will be entered into by, among others, the IIAC Sponsor and the Other Class B Shareholders;

•	the fact that, pursuant to the Business Combination Agreement, the IIAC Sponsor will have certain governance rights in respect of Zegna that will be set forth in Zegna’s governing documents and in the Shareholders Agreement, as described in “Description of Zegna Securities—Board of Directors—Nomination and Appointment” and “The Business Combination Agreement and Ancillary Documents—Ancillary Documents—Shareholders Agreement.”

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the fact that the Business Combination Agreement provides that Andrea C. Bonomi, who is currently a member of IIAC’s advisory board, will be appointed as a member of the Zegna Board following the Closing. Mr. Bonomi is also Chairman of the Industrial Advisory Board of Investindustrial, and has or may have in the future direct or indirect investments and interests in the performance of Zegna, Investindustrial or their respective affiliates;

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the fact that the Business Combination Agreement provides that Sergio P. Ermotti, who is currently the chairman of the IIAC Board, owns 75,000 Class B Shares and has an ownership interest in the IIAC Sponsor (through which he has indirect ownership of additional Class B Shares and IIAC Private Placement Warrants to purchase Class A Shares), will be appointed as a member of the Zegna Board following the Closing;

•	the right of the IIAC Sponsor and the Other Class B Shareholders to hold Ordinary Shares following the Business Combination, subject to the terms and conditions of the Lock-Up Agreement;

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the fact that the Business Combination Agreement provides for the continued indemnification of IIAC’s existing directors and officers and the members of IIAC’s advisory board and requires Zegna to purchase, at or prior to Closing, and maintain in effect for a period of six (6) years after the Closing Date, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain IIAC’s directors and officers after the Business Combination;

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the fact that the FPA Purchaser, an affiliate of the IIAC Sponsor, has entered into the Forward Purchase Agreement with IIAC and committed to purchase from IIAC up to 25,000,000 Class A Shares on the terms specified therein in connection with the Business Combination, which Forward Purchase Agreement was amended in connection with the Business Combination Agreement such that the FPA Purchaser committed to purchase from IIAC 22,500,000 Class A Shares for an aggregate purchase price of €184,500,000, subject to adjustment in accordance with the terms of the Forward Purchase Agreement;

•	the fact that, in connection with the PIPE Financing, the FPA Purchaser and Sergio P. Ermotti, the chairman of the IIAC Board, will subscribe for 620,000 and 120,000 Ordinary Shares, respectively;

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the fact that the IIAC Sponsor and IIAC’s officers and directors will lose their investment in IIAC and will not be reimbursed for any out-of-pocket expenses incurred by them on IIAC’s behalf incident to identifying, investigating and consummating an initial business combination if an initial business combination is not consummated by November 23, 2022;

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the fact that if the Trust Account is liquidated, including in the event IIAC is unable to complete an initial business combination within the required time period, the IIAC Sponsor has agreed to indemnify IIAC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which IIAC has entered into an acquisition agreement or claims of any third party for services rendered or products sold to IIAC, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account; and

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the fact that, at the option of the IIAC Sponsor, any amounts outstanding under any loan made by the IIAC Sponsor or any of its Affiliates to IIAC in an aggregate amount of up to $1,500,000 may be converted into warrants to purchase Class A Shares in connection with the consummation of the Business Combination (provided that, pursuant to the Sponsor Letter Agreement, the IIAC

Sponsor has agreed not to convert such loans into warrants without the consent of Zegna), and such amounts (including amounts due under the outstanding promissory notes) will likely be written off if an initial business combination is not consummated by November 23, 2022.

In addition, certain persons who are expected to become Zegna Directors after the completion of the Business Combination may have interests in the Business Combination that are different from, or in addition to, the interests of the IIAC shareholders. See “The Business Combination—Interests of Certain Persons in the Business Combination” for additional information.

The personal and financial interests of the IIAC Sponsor as well as IIAC’s directors and executive officers may have influenced their motivation in identifying and selecting Zegna as a business combination target, completing an initial business combination with Zegna and influencing the operation of the business following the initial business combination. In considering the recommendations of the IIAC Board to vote for the proposals, its shareholders should consider these interests. Additionally, following the Closing, the IIAC Sponsor will have the right to designate one member of the Zegna Board, who is initially expected to be Andrea C. Bonomi. Any vote made by such an individual appointed by the IIAC Sponsor as part of such individual’s service on the Zegna Board does not express the vote of IIAC or Investindustrial in any capacity, but solely such individual’s vote as a director of Zegna.

The exercise of IIAC’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in IIAC’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require IIAC to agree to amend the Business Combination Agreement, to consent to certain actions taken by Zegna or to waive rights that IIAC is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Zegna’s business, a request by Zegna to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Zegna’s business and would entitle IIAC to terminate the Business Combination Agreement. In any of such circumstances, it would be at IIAC’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for IIAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, IIAC does not believe there will be any changes or waivers that IIAC’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, IIAC intends to circulate a new or amended proxy statement/prospectus and resolicit IIAC’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

IIAC and Zegna will incur significant transaction and transition costs in connection with the Business Combination.

IIAC and Zegna have incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination. IIAC and Zegna may also incur unanticipated costs associated with the Business Combination, including costs driven by Zegna becoming a public company and the listing on the NYSE of the Ordinary Shares, and these unanticipated costs may have an adverse impact on the results of operations of Zegna following the effectiveness of the Business Combination. All expenses incurred in connection with the Business Combination Agreement and the transactions contemplated thereby, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs. However, if the Closing occurs, then IIAC will pay, or cause to be paid, all of IIAC’s and Zegna’s expenses.

IIAC and Zegna cannot provide assurance that the benefits of the Business Combination will offset the incremental transaction costs in the near term, if at all.

Our Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with us.

Our Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in our Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares could increase the probability that our initial business combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your shares.

The Business Combination Agreement requires us to meet the Aggregate Transaction Proceeds Condition at Closing. We do not know how many shareholders will ultimately exercise their redemption rights in connection with the Business Combination. As such, the Business Combination is structured based on our expectations (and those of the other parties to the Business Combination Agreement) as to the number of shares that will be submitted for redemption. In the event that our public shareholders exercise redemption rights with respect to a number of our shares such that the Aggregate Transaction Proceeds Condition is not met, we may need to seek to arrange for additional third party financing to be able to satisfy the Aggregate Transaction Proceeds Condition (or such lower amount designated by Zegna if Zegna waives the condition). Furthermore, raising such additional financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels.

If too many of our public shareholders elect to redeem their shares and additional third-party financing is not available to us, there is an increased probability that our initial business combination would be unsuccessful. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the funds in the Trust Account until we liquidate the Trust Account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time our shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with your exercise of redemption rights of our public shares until we liquidate or you are able to sell your shares in the open market.

For information on the consequences if the Business Combination is not completed or must be restructured, please see the section of this proxy statement/prospectus entitled “Risk Factors—Risks Related to the Business Combination and IIAC.”

During the pendency of the Business Combination, Zegna will not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

Certain covenants in the Business Combination Agreement impede our ability to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, we may be at a disadvantage to our competitors during that period. In addition, while the Business Combination Agreement is in effect, neither we nor Zegna may solicit, initiate, knowingly induce, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any alternative acquisition proposal, such as a merger, material sale of assets or equity interests or other business combination, with any third party, even though any such alternative acquisition could be more favorable to our shareholders than the Business Combination. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.

During the pendency of the Business Combination, Zegna and IIAC are prohibited from entering into certain transactions that might otherwise be beneficial to Zegna, IIAC or their respective shareholders.

Until the earlier of consummation of the Business Combination or termination of the Business Combination Agreement, Zegna and IIAC are subject to certain limitations on the operations of their businesses, each as summarized under the “The Business Combination Agreement and Ancillary Documents—Covenants of the Parties.” The limitations on Zegna’s and IIAC’s conduct of their businesses during this period could have the effect of delaying or preventing other strategic transactions and may, in some cases, make it impossible to pursue business opportunities that are available only for a limited time.

Uncertainties about the Business Combination during the pre-Closing period may cause third parties to delay or defer decisions concerning Zegna or seek to change existing arrangements.

There may be uncertainty regarding whether the Business Combination will occur. This uncertainty may cause third parties to delay or defer decisions concerning Zegna, which could negatively affect Zegna’s business. Third parties may seek to change existing agreements with Zegna as a result of the Business Combination for these or other reasons.

The announcement and pendency of the Business Combination could adversely affect Zegna’s business, cash flows, financial condition or results of operations.

The announcement and pendency of the Business Combination could cause disruptions in and create uncertainty surrounding Zegna’s business, including with respect to Zegna’s relationships with existing and future customers, suppliers and employees, which could have an adverse effect on Zegna’s business, cash flows, financial condition or results of operations, irrespective of whether the Business Combination is completed. The business relationships of Zegna may be subject to disruption as customers, suppliers and other persons with whom Zegna has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships or consider entering into business relationships with other parties. The risk, and adverse effect, of any such disruptions could be exacerbated by a delay in the consummation of the Business Combination.

The consummation of the Business Combination may trigger provisions in certain agreements to which Zegna is a party.

Zegna is a party to joint ventures, license agreements, financing and other agreements and instruments, some of which contain provisions that may be triggered by the Business Combination, such as change of control provisions, default provisions, termination provisions and/or acceleration provisions. The counterparties to such agreements may request contractual modifications and/or financial compensation as a condition to granting a waiver or consent under those agreements, and we and Zegna cannot provide assurance that such counterparties will not exercise their rights under the provisions included in such agreements that are triggered by any of the transactions contemplated by the Business Combination Agreement, including termination rights where available. If Zegna is unable to obtain any necessary waiver or consent, the operation of such provisions may cause the loss of contractual rights and benefits, the termination of the relevant agreements or may require the renegotiation of financing agreements, the repayment of indebtedness and/or the payment of fees.

If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

Even if the Business Combination Agreement is approved by our shareholders, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Business Combination Agreement, see the section entitled “The Business Combination—Conditions to Closing of the Business Combination.” We and Zegna may not satisfy all of the Closing conditions in the Business Combination Agreement. If the Closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause us and Zegna to each lose some or all of the intended benefits of the Business Combination.

The ability of IIAC and Zegna to consummate the Business Combination, and the operations of Zegna following the Business Combination, may be materially adversely affected by developments in the COVID-19 pandemic.

The COVID-19 pandemic has resulted, and other infectious diseases could result, in a widespread health crisis that has affected and could continue to adversely affect the economies and financial markets worldwide, which may delay or prevent the consummation of the Business Combination, and the business of Zegna following the Business Combination could be materially and adversely affected. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. See also “We are subject to risks related to the COVID-19 pandemic or similar public health crises that may materially and adversely affect our business.”

IIAC will be required to consummate the Business Combination even if Zegna, its business, financial condition and results of operations are materially affected by COVID-19 (provided, however, the impact of the COVID-19 pandemic may be taken into account in determining whether a Zegna Material Adverse Effect has occurred or is reasonably likely to occur to the extent the COVID-19 pandemic has or would reasonably be likely to have a disproportionate adverse effect on Zegna and its subsidiaries, taken as a whole, relative to other participants operating in the industries or markets in which Zegna and its subsidiaries operate).

If the Business Combination is not completed, potential target businesses may have leverage over us in negotiating a business combination and our ability to conduct due diligence on a business combination as we approach our dissolution deadline may decrease, which could undermine our ability to complete a business combination on terms that would produce value for our shareholders.

Any potential target business with which we enter into negotiations concerning a business combination will be aware that we must complete an initial business combination by November 23, 2022. Consequently, if we are unable to complete this Business Combination, a potential target may obtain leverage over us in negotiating a business combination, knowing that we may be unable to complete a business combination with another target business by November 23, 2022. This risk will increase as we get closer to the timeframe described above. In addition, we may have limited time to conduct due diligence and may enter into a business combination on terms that we would have rejected upon a more comprehensive investigation.

The IIAC Sponsor, as well as Zegna, and their respective directors, officers, advisors or affiliates may elect to purchase shares or warrants from public shareholders, which may influence a vote on the Business Combination and reduce the public “float” of our securities.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, the IIAC Sponsor, as well as Zegna, and their respective directors, officers, advisors or their affiliates may purchase public shares or warrants in privately negotiated transactions or in the open market. There is no limit on the number of securities the IIAC Sponsor, as well as Zegna, and their respective directors, officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law, NYSE rules and their own governance and legal restrictions. Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), the IIAC Sponsor, as well as Zegna, directors, officers, advisors or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. The purpose of such share purchases and other transactions could be to (i) increase the likelihood of satisfaction of the requirements that: (a) the Business Combination Proposal is approved by the affirmative vote of the holders of at least a majority of the issued IIAC Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting; and (b) the Merger Proposal is approved by the affirmative vote of the holders of at least two-thirds of the issued IIAC Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting; and (ii) otherwise limit the number of public shares electing to redeem, also in order to ensure that the Aggregate Transaction Proceeds Condition is satisfied and that IIAC’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) are at least $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement, the PIPE Financing and the redemptions of Class A Shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds held in the Trust Account will be used to purchase public shares or warrants in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the IIAC Sponsor, as well as Zegna, directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights or submitted a proxy to vote against our initial business combination, such selling shareholders would be required to revoke their prior elections to redeem their shares and any proxy to vote against our initial business combination. The purpose of any such transactions with respect to shares could be to vote such shares in favor of the initial business combination and thereby increase the likelihood of obtaining shareholder approval of the initial business combination or to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of public warrants could be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with our initial business combination. Any such transactions may result in the completion of our initial business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our Class A Shares or warrants may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain the quotation, listing or trading of our securities on a national securities exchange.

If a shareholder fails to receive notice of our offer to redeem our public shares in connection with our initial business combination, or fails to comply with the procedures for submitting or tendering its shares, such shares may not be redeemed.

We will comply with the proxy rules when conducting redemptions in connection with our initial business combination. Despite our compliance with these rules, if a shareholder fails to receive our proxy materials such shareholder may not become aware of the opportunity to redeem its shares. In addition, the proxy materials that we will furnish to holders of our public shares in connection with our initial business combination will describe the various procedures that must be complied with in order to validly tender or submit public shares for redemption. For example, we intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our Transfer Agent, or to deliver their shares to our Transfer Agent electronically prior to the date set forth in the proxy materials. In the case of proxy materials, this date may be up to two business days prior to the scheduled vote on the proposal to approve the initial business combination. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its public shares to also submit a written request for redemption to our Transfer Agent two business days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. In the event that a shareholder fails to comply with these or any other procedures disclosed in the proxy materials as applicable, its shares may not be redeemed.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act) will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares (the “Excess Shares”). In order to determine whether a shareholder is acting in concert or as a group with another shareholder, IIAC will require each public shareholder seeking to exercise redemption rights to certify to IIAC whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to share ownership available to IIAC at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which IIAC makes the above-referenced determination. Your inability to redeem any such Excess Shares will reduce your influence over IIAC’s ability to consummate the Business Combination and you could suffer a material loss on your investment in IIAC if you sell such Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such Excess Shares if IIAC consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the public shares and, in order to dispose of such Excess Shares, would be required to sell your stock in open market transactions, potentially at a loss. IIAC cannot assure you that the value of such Excess Shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge IIAC’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, IIAC’s shareholders’ ability to vote all of their shares (including such Excess Shares) for or against the Business Combination is not restricted by this limitation on redemption.

Because of our limited resources and the significant competition for business combination opportunities, if the Business Combination is not completed, it may be more difficult for us to complete an initial business combination. If we have not completed our initial business combination within the required time period, our public shareholders may receive only approximately $10.00 per share, or less in certain circumstances, on our redemption of their shares, and our warrants will expire worthless.

We have encountered and expect to encounter intense competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess similar or greater technical, human and other resources to ours or more local industry knowledge than we do and our financial resources are relatively limited when contrasted with those of many of these competitors. While we believe there are numerous target businesses we could potentially acquire, should the Business Combination fail, with the net proceeds of our initial public offering, over-allotment, and the sale of the IIAC Private Placement Warrants, our ability to compete with respect to the acquisition of certain target businesses that are sizable is limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. Furthermore, we are obligated to offer holders of our public shares the right to redeem their shares for cash at the time of our initial business combination in conjunction with a shareholder vote. Target companies will be aware that this may reduce the resources available to us for our initial business combination. Any of these obligations may place us at a competitive disadvantage in successfully negotiating a business combination. If we have not completed our initial business combination within the required time period, our public shareholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of our Trust Account and our warrants will expire worthless.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in our initial public offering).

Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of the company under the circumstances.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our public shares, if we have not completed our initial business combination within the required time period, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.00 per public share initially held in the Trust Account, due to claims of such creditors. Pursuant to the letter agreement the form of which is filed as an exhibit to our registration statement, the IIAC Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked the IIAC Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the IIAC Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the IIAC Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that the IIAC Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, or if we otherwise enter compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, we may not be able to return to our public shareholders $10.00 per share (which was the offering price in our initial public offering).

Our directors may decide not to enforce the indemnification obligations of the IIAC Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in the value of the trust assets, in each case less taxes payable, and the IIAC Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the IIAC Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the IIAC Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public shareholders may be reduced below $10.00 per share.

You may only be able to exercise your public warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer Class A Shares (if exercised prior to the Closing) or Ordinary Shares (if exercised following the Closing) from such exercise than if you were to exercise such warrants for cash.

The Warrant Agreement provides that in the following circumstances holders of warrants who seek to exercise their warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the Class A Shares issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the Warrant Agreement; (ii) if we have so elected and the Class A Shares or Ordinary Shares, as applicable, are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of  “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the public warrants for redemption. If you exercise your public warrants on a cashless basis, you would pay the warrant exercise price by surrendering all of the warrants for that number of Class A Shares (if exercised prior to the Closing) or Ordinary Shares (if exercised following the Closing) equal to the quotient obtained by dividing (x) the product of the number of Class A Shares (if exercised prior to the Closing) or Ordinary Shares (if exercised following the Closing) underlying the warrants, multiplied by the excess of the “fair market value” (as defined in the next sentence) of our Class A Shares (if exercised prior to the Closing) or Ordinary Shares (if exercised following the Closing) over the exercise price of the warrants by (y) the fair market value. The “fair market value” is the average reported last sale price of the Class A Shares (if exercised prior to the Closing) or Ordinary Shares (if exercised following the Closing) for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, you would receive fewer shares of Class A Shares (if exercised prior to the Closing) or Ordinary Shares (if exercised following the Closing) from such exercise than if you were to exercise such warrants for cash.

IIAC is an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if IIAC takes advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make IIAC’s securities less attractive to investors and may make it more difficult to compare IIAC’s performance with other public companies.

IIAC is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in IIAC’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, IIAC’s shareholders may not have access to certain information they may deem important. IIAC could be an emerging growth company for up to five years, although circumstances could cause IIAC to lose that status earlier, including if the market value of Class A Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case IIAC would no longer be an emerging growth company as of the following fiscal year end. We cannot predict whether investors will find IIAC securities less attractive because IIAC relies on these exemptions. If some investors find IIAC’s securities less attractive as a result of its reliance on these exemptions, the trading prices of IIAC’s securities may be lower than they otherwise would be, there may be a less active trading market for IIAC’s securities and the trading prices of IIAC’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. IIAC has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, IIAC, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of IIAC’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, IIAC is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. IIAC will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of IIAC’s ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) IIAC’s annual revenue exceeded $100 million during such completed fiscal year and the market value of IIAC’s ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30. To the extent IIAC takes advantage of such reduced disclosure obligations, it may also make comparison of IIAC’s financial statements with other public companies difficult or impossible.

We expect that, following the Business Combination, Zegna will not qualify as an emerging growth company or a smaller reporting company.

The price of the Ordinary Shares and Zegna’s warrants may be volatile.

Upon consummation of the Business Combination, the price of Ordinary Shares and Zegna warrants may fluctuate due to a variety of factors, including:

•	changes in the industries in which Zegna and its customers operate;

•	variations in its operating performance and the performance of its competitors in general;

•	material and adverse impact of the COVID-19 pandemic on the markets and the broader global economy;

•	actual or anticipated fluctuations in Zegna’s annual or interim operating results;

•	publication of research reports by securities analysts about Zegna or its competitors or its industry;

•	the public’s reaction to Zegna’s press releases, its other public announcements and its filings with the SEC;

•	Zegna’s failure or the failure of its competitors to meet analysts’ projections or guidance that Zegna or its competitors may give to the market;

•	additions and departures of key personnel;

•	changes in laws and regulations affecting its business;

•	commencement of, or involvement in, litigation involving Zegna;

•	changes in Zegna’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of Ordinary Shares available for public sale;

•

general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism; and

•	the other factors described in this “Risk Factors” section.

These market and industry factors may materially reduce the market price of Ordinary Shares and Zegna warrants regardless of the operating performance of Zegna.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of Ordinary Shares to drop significantly, even if Zegna’s business is doing well.

Sales of a substantial number of Ordinary Shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Ordinary Shares.

We may be required to file one or more registration statements prior to or shortly after the Closing to provide for the resale of certain restricted shares from time to time. As restrictions on resale end and the registration statements are available for use, the market price of Ordinary Shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

The public shareholders will experience immediate dilution as a consequence of the issuance of Ordinary Shares as consideration in the Business Combination and in the PIPE Financing.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, among other things (i) the FPA Purchaser will purchase from IIAC and IIAC shall issue to such purchaser 22,500,000 Class A Shares (which will be exchanged for Ordinary Shares in connection with the Merger) for an aggregate purchase price of €184,500,000, subject to adjustment, and (ii) in connection with the PIPE Financing, the PIPE Investors will purchase from Zegna, and Zegna shall issue to such investors 25,000,000 Ordinary Shares.

The issuance of additional Class A Shares prior to the Closing or Ordinary Shares at the Closing will significantly dilute the equity interests of existing holders of our securities, and may adversely affect prevailing market prices for the Ordinary Shares and/or the Zegna Public Warrants.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination, and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements, including with the law of the jurisdiction of our incorporation. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination, and results of operations.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of $18,292.68 and to imprisonment for five years in the Cayman Islands.

If the Aggregate Transaction Proceeds Condition is waived, we do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete our initial business combination with which a substantial majority of our shareholders do not agree.

Our amended and restated memorandum and articles of association provides that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 to avoid becoming subject to the SEC’s penny stock rules.

As a result, we may be able to complete our initial business combination even if a substantial majority of our public shareholders do not agree with the transaction and have redeemed their shares or, if we seek shareholder approval of our initial business combination and do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, have entered into privately negotiated agreements to sell their shares to the IIAC Sponsor, officers, directors, advisors or any of their affiliates. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of our Class A Shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send notice of such redemption to the warrants holders and provided that certain other conditions are met. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of your warrants.

In addition, we have the ability to redeem the outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant, provided that the closing price of our Class A Shares equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met, including that holders will be able to exercise their warrants prior to redemption for a number of Class A Shares determined based on the redemption date and the fair market value of our Class A Shares. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of ordinary shares received is capped at 0.361 Class A Shares per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

The NYSE may not list Zegna’s securities on its exchange, which could limit investors’ ability to make transactions in Zegna’s securities and subject Zegna to additional trading restrictions.

Zegna intends to apply to have its securities listed on the NYSE upon consummation of the Business Combination. Zegna will be required to demonstrate compliance with the NYSE’s listing requirements. We cannot assure you that Zegna will be able to meet all listing requirements. Even if Zegna’s securities are listed on the NYSE, Zegna may be unable to maintain the listing of its securities in the future.

If Zegna fails to meet the listing requirements and the NYSE does not list its securities on its exchange, Zegna and IIAC would not be required to consummate the Business Combination. In the event that Zegna elected to waive this condition, and the Business Combination was consummated without Zegna’s securities being listed on the NYSE or on another national securities exchange, Zegna could face significant material adverse consequences, including:

•	a limited availability of market quotations for Zegna’s securities;

•	reduced liquidity for Zegna’s securities;

•

a determination that the Ordinary Shares are a “penny stock” which will require brokers trading in the Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Zegna’s securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.”

If Zegna’s securities were not listed on the NYSE, such securities would not qualify as covered securities and Zegna would be subject to regulation in each state in which it offers its securities because states are not preempted from regulating the sale of securities that are not covered securities.

A market for Zegna’s securities may not develop, which would adversely affect the liquidity and price of Zegna’s securities.

An active trading market for Zegna’s securities following the Business Combination may never develop or, if developed, it may not be sustained. You may be unable to sell your Ordinary Shares unless a market can be established and sustained. This risk will be exacerbated if there is a high level of redemptions of our public shares in connection with the Closing.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our shares.

Securities research analysts may establish and publish their own periodic projections for Zegna following consummation of the Business Combination. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage following consummation of the Business Combination, if no analysts commence coverage of us, the market price and volume for our common stock could be adversely affected.

Because Zegna will become a publicly-traded company through the Business Combination rather than an underwritten initial public offering, the scope of due diligence conducted may be different than that conducted by an underwriter in an underwritten initial public offering.

In an underwritten initial public offering, underwriters typically conduct due diligence on the company being taken public in order to establish a due diligence defense against liability claims under federal securities laws. Because IIAC is already a publicly-traded company, an underwriter has not been engaged. SPAC sponsors have an inherent conflict as their interests are worthless absent a business combination. While private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a traditional initial public offering and, therefore, there could be a heightened risk of an incorrect valuation of the business or material misstatements or omissions in this proxy statement/prospectus.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate our initial business combination, require substantial financial and management resources, and increase the time and costs of completing an initial business combination.

The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies. Zegna is not a publicly reporting company required to comply with Section 404 of the Sarbanes-Oxley Act and Zegna management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to Zegna after the Business Combination. If IIAC is not able to implement the requirements of Section 404, including any additional requirements once IIAC is no longer an emerging growth company, in a timely manner or with adequate compliance, IIAC may not be able to assess whether its internal control over financial reporting are effective, which may subject IIAC to adverse regulatory consequences and could harm investor confidence and the market price of IIAC’s securities. Additionally, once IIAC is no longer an emerging growth company, IIAC will be required to comply with the independent registered public accounting firm attestation requirement on IIAC’s internal control over financial reporting. We expect that, following the Business Combination, Zegna will not qualify as an emerging growth company or a smaller reporting company.

The IIAC Warrants are accounted for as liabilities and the changes in value of the IIAC Warrants could have a material effect on our financial results.

On April 12, 2021, the staff of the SEC (the “SEC Staff”) issued a public statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). Specifically, the SEC Staff Statement focused on warrants that have certain settlement terms and provisions related to certain tender offers or warrants which do not meet the criteria to be considered indexed to an entity’s own stock, which terms are similar to those contained in the Warrant Agreement governing our Warrants. As a result of the SEC Staff Statement, we reevaluated the accounting treatment of our 13,416,667 IIAC Public Warrants and 6,700,000 IIAC Private Placement Warrants, and determined that the IIAC Warrants should be reclassified as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.

As a result, included on our condensed balance sheet as of June 30, 2021 contained elsewhere in this proxy statement/prospectus are derivative liabilities related to embedded features contained within our Warrants. FASB ASC 815-40, “Derivatives and Hedging—Contracts on an Entity’s Own Equity,” provides for the remeasurement of the fair value of such liabilities at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly, based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on the IIAC Warrants (and, following the Closing, the Zegna Warrants) each reporting period and that the amount of such gains or losses could be material.

We have identified a material weakness in our internal control over financial reporting exclusively related to the accounting for warrants we issued in connection with our initial public offering in November 2020. The accounting changes have impacted the vast majority of blank check companies in a similar position to us. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

We have identified a material weakness in our internal control over financial reporting exclusively related to the accounting for warrants we issued in connection with our initial public offering in November 2020. The accounting change was triggered by new recommendations issued by the SEC Staff on April 12, 2021, after the approval of the Form 10-K by the board of directors of IIAC on March 24, 2021, which have impacted the vast majority of blank check companies in a similar position to IIAC.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We identified a material weakness in our internal control over financial reporting exclusively related to the accounting for warrants we issued in connection with our initial public offering in November 2020. As a result, our management concluded that our internal control over financial reporting was not effective as of December 31, 2020 on this specific matter. This material weakness resulted in a material misstatement of our warrant liabilities, change in fair value of warrant liabilities, additional paid-in capital, accumulated deficit and related financial disclosures for the affected periods.

We will continue to devote significant effort and resources to the remediation and improvement of our internal control over financial reporting. While we have processes to identify and appropriately apply applicable accounting requirements, we plan to further enhance these processes to better evaluate our research and understanding of the nuances of the complex accounting standards that apply to our financial statements. Our plans at this time include providing enhanced access to accounting literature, research materials and documents and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting issues. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects.

Any failure to maintain such internal control could adversely impact our ability to report our financial position and results from operations on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our ordinary shares is listed, the SEC or other regulatory authorities. In either case, there could result a material adverse effect on our business. Failure to timely file will cause us to be ineligible to utilize short form registration statements on Form S-3, which may impair our ability to obtain capital in a timely fashion to execute our business strategies or issue shares to effect an acquisition. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the IIAC Board will not have the ability to adjourn the General Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

The IIAC Board is seeking approval to adjourn the General Meeting to a later date or dates if, at the General Meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, the IIAC Board will not have the ability to adjourn the General Meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination may not be completed.

PRICE RANGE OF SECURITIES AND DIVIDENDS

IIAC

IIAC Public Units, Class A Shares and IIAC Public Warrants are currently listed on the NYSE under the symbols “IIAC.U,” “IIAC” and “IIAC WS,” respectively. The IIAC Public Units will automatically separate into their component securities upon consummation of the Business Combination and, as a result, will no longer trade as an independent security. Upon the Closing, Ordinary Shares and Zegna Public Warrants will be listed on NYSE under the symbols “ZGN” and “ZGN.W,” respectively.

The closing price of the IIAC Public Units, Class A Shares and IIAC Public Warrants on July 16, 2021, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.55, $10.18 and $1.05, respectively.

Holders of the IIAC Public Units, Class A Shares and IIAC Public Warrants should obtain current market quotations for their securities. The market price of IIAC’s securities could vary at any time before the Business Combination.

Holders

As of June 30, 2021, there was one holder of record of IIAC Public Units, one holder of record of Class A Shares, four holders of record of Class B Shares and two holders of record of IIAC Public Warrants (one of whom was a public holder). The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose IIAC Public Units, Class A Shares and IIAC Public Warrants are held of record by banks, brokers and other financial institutions.

Dividends

IIAC has not paid any cash dividends on the IIAC Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. Assuming the Business Combination is consummated, the payment of cash dividends in the future will be dependent, among other things, upon Zegna’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination, as well as compliance with the Zegna Articles of Association and Dutch law. The payment of any dividends following the Conversion will be subject to the relevant provisions of the Zegna Articles of Association. See also “Description of Zegna Securities—Dividends and Other Distributions.” The ability of Zegna to declare dividends may also be limited by the terms of financing or other agreements entered into by Zegna from time to time.

Zegna

Historical market price information for Ordinary Shares is not provided because there is no public market for Ordinary Shares. See “Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

GENERAL MEETING OF IIAC SHAREHOLDERS

IIAC is furnishing this proxy statement/prospectus to IIAC shareholders as part of the solicitation of proxies by the IIAC Board for use at the General Meeting of IIAC Shareholders to be held on [●], 2021, and at any adjournment or postponement thereof. This proxy statement/prospectus contains important information regarding the General Meeting, the proposals on which you are being asked to vote and information you may find useful in determining how to vote and voting procedures.

This proxy statement/prospectus is being first mailed on or about [●], 2021 to all shareholders of record of IIAC as of [●], the record date for the General Meeting. All shareholders of record who owned IIAC Ordinary Shares at the close of business on the record date are entitled to receive notice of, attend and vote at the General Meeting. On the record date, there were 50,312,500 IIAC Ordinary Shares outstanding, of which 40,250,000 are public shares and 10,062,500 are Founder Shares held by the IIAC Initial Shareholders.

Date, Time and Place of General Meeting

The General Meeting will be held on [●], 2021 at 9:00 a.m., Eastern Time, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

Proposals at the General Meeting

At the General Meeting, IIAC shareholders will vote on the following three proposals:

•

Business Combination Proposal — to consider and vote upon a proposal by ordinary resolution that the Business Combination Agreement and the consummation of the transactions contemplated thereby be authorized, approved and confirmed in all respects (Proposal No. 1);

•

Merger Proposal — to consider and vote upon a proposal by special resolution that the Plan of Merger in the form tabled to the General Meeting pursuant to which Zegna Merger Sub will merge with and into IIAC so that IIAC will be the surviving company and all the rights and obligations of Zegna Merger Sub will be assumed by IIAC by virtue of such Merger pursuant to the Cayman Islands Companies Act, and the consummation of the Merger and the remaining transactions contemplated thereby, be authorized, approved and confirmed in all respects; and IIAC be authorized to enter into the Plan of Merger (Proposal No. 2); and

•

Adjournment Proposal — to consider and vote upon a proposal by ordinary resolution to adjourn the General Meeting to a later date or dates (A) in order to solicit additional proxies for the purpose of obtaining IIAC shareholder approval of the transaction proposals to be voted upon at the General Meeting, (B) if as of the time for which the General Meeting is scheduled, there are insufficient IIAC Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting, (C) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that IIAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the IIAC shareholders prior to the General Meeting, or (D) if IIAC shareholders redeem an amount of Class A Shares such that the Aggregate Transaction Proceeds Condition is not satisfied (Proposal No. 3).

THE IIAC BOARD RECOMMENDS THAT

YOU VOTE “FOR” EACH OF THESE PROPOSALS.

Voting Power; Record Date

As a shareholder of IIAC, you have a right to vote on certain matters affecting IIAC. The proposals that will be presented at the General Meeting and upon which you are being asked to vote are summarized above and fully set forth in this proxy statement/prospectus. If you are a shareholder, you will be entitled to vote or direct votes to be cast at the General Meeting if you owned IIAC Ordinary Shares at the close of business on [●], 2021, which is the record date for the General Meeting. You are entitled to one vote for each IIAC Ordinary Share that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 50,312,500 IIAC Ordinary Shares outstanding, of which 40,250,000 are public shares and 10,062,500 are Founder Shares held by the IIAC Initial Shareholders.

Vote of the IIAC Initial Shareholders and IIAC’s Other Directors and Officers

Prior to the IIAC IPO, IIAC entered into a letter agreement with the IIAC Initial Shareholders and the other current directors and officers of IIAC, pursuant to which each agreed to vote any IIAC Ordinary Shares owned by them in favor of an initial business combination. This agreement applies to the IIAC Initial Shareholders, including IIAC Sponsor, as it relates to the Founder Shares and the requirement to vote all of the Founder Shares in favor of the Business Combination Proposal and for all other proposals presented to IIAC shareholders in this proxy statement/prospectus. As of the record date, the IIAC Initial Shareholders own 10,062,500 Founder Shares, representing 20% of the IIAC Ordinary Shares then outstanding and entitled to vote at the General Meeting.

The IIAC Initial Shareholders and the other current directors and officers of IIAC have waived any redemption rights, including with respect to Class A Shares purchased in the IIAC IPO or in the aftermarket, in connection with Business Combination. The Founder Shares held by the IIAC Initial Shareholders have no redemption rights upon the liquidation of IIAC and will be worthless if no business combination is effected by IIAC by November 23, 2022. However, the IIAC Initial Shareholders and the other current directors and officers of IIAC are entitled to redemption rights upon the liquidation of IIAC with respect to any public shares they may own.

Quorum and Required Vote for Proposals for the General Meeting

One or more shareholders who together hold a majority of the issued and outstanding IIAC Ordinary Shares entitled to vote at the General Meeting must be present, in person or represented by proxy, at the General Meeting to constitute a quorum and in order to conduct business at the General Meeting. Broker non-votes will not be counted as present for the purpose of determining a quorum. Abstentions will be considered present for the purposes of establishing a quorum. The IIAC Initial Shareholders, who own 20% of the issued and outstanding IIAC Ordinary Shares as of the record date, will count towards this quorum. As a result, as of the record date, in addition to the shares of the IIAC Initial Shareholders, an additional 15,093,751 IIAC Ordinary Shares held by public shareholders would be required to achieve a quorum. In the absence of a quorum, the chairman of the General Meeting has power to adjourn the General Meeting.

The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being, where a quorum is present the affirmative vote of the holders of at least a majority of the issued IIAC Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting. The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being, where a quorum is present, the affirmative vote of the holders of at least a two-thirds majority of the issued IIAC Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting. Accordingly, an IIAC shareholder’s failure to vote by proxy or to vote in person at the General Meeting will not be counted towards the number of IIAC Ordinary Shares required to validly establish a quorum, and if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on the Business Combination Proposal, Adjournment Proposal or Merger Proposal. Broker non-votes will not be counted in connection with the determination of whether a valid quorum is established, and will have no effect on the Business Combination Proposal, Adjournment Proposal or Merger Proposal. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the General Meeting and therefore will have no effect on the approval of each of the Business Combination Proposal, Adjournment Proposal and Merger Proposal. However, the NYSE requires that for the Business Combination Proposal, Adjournment Proposal or Merger Proposal to be approved, there must be more votes cast in favor of the proposal than the aggregate of votes against such proposal plus abstentions. Broker non-votes do not count as votes cast. Therefore, in order to maintain compliance with this NYSE requirement, abstentions will count as a vote “AGAINST” each of the Business Combination Proposal, Adjournment Proposal and Merger Proposal.

The Closing is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Business Combination Proposal and the Merger Proposal are conditioned upon the approval of each other. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that, in the event that the Business Combination Proposal or the Merger Proposal does not receive the requisite vote for approval, then IIAC will not consummate the Business Combination. If IIAC does not consummate the Business Combination and fails to complete an initial business combination by November 23, 2022, IIAC will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the public shareholders.

Recommendation to IIAC Shareholders

The IIAC Board believes that each of the Business Combination Proposal, Merger Proposal and Adjournment Proposal to be presented at the General Meeting is in the best interests of IIAC and its shareholders and unanimously recommends that its shareholders vote “FOR” each of the proposals.

When you consider the recommendation of the IIAC Board in favor of approval of the Business Combination Proposal and the Merger Proposal, you should keep in mind that IIAC Sponsor and certain members of the IIAC Board and officers of IIAC have interests in the Business Combination and the Merger that are different from or in addition to (or which may conflict with) your interests as a shareholder. Shareholders should take these interests into account in deciding whether to approve the proposals presented at the General Meeting, including the Business Combination Proposal and the Merger Proposal. These interests include, among other things:

•

the fact that the IIAC Sponsor and IIAC’s directors have agreed not to redeem any Class A Shares held by them in connection with a shareholder vote to approve a proposed initial business combination, including the Business Combination;

•

the fact that the IIAC Sponsor paid an aggregate of $25,000 for the 10,062,500 Founder Shares currently owned by the IIAC Sponsor and the Other Class B Shareholders and such securities will have a significantly higher value upon the consummation of the Business Combination;

•

the fact that 50% of the Ordinary Shares into which the Founder Shares will be exchanged will be held in escrow and will be released to the IIAC Initial Shareholders, pro rata, upon satisfaction of certain share price triggers. During the period that such Ordinary Shares are held in escrow, the IIAC Initial Shareholders will not be entitled to vote or receive dividends thereon;

•

the fact that the IIAC Sponsor paid an aggregate of $10,050,000 for 6,700,000 warrants, each exercisable to purchase one Class A Share at $11.50 per share, subject to adjustment, and such warrants will expire as worthless if an initial business combination is not consummated by November 23, 2022;

•

the fact that the IIAC Sponsor, the Other Class B Shareholders and IIAC’s other current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if IIAC fails to complete an initial business combination by November 23, 2022;

•

the fact that the Shareholders Agreement will be entered into by, among others, the IIAC Sponsor, and the Registration Rights Agreement will be entered into by, among others, the IIAC Sponsor and the Other Class B Shareholders;

•

the fact that, pursuant to the Business Combination Agreement, the IIAC Sponsor will have certain governance rights in respect of Zegna that will be set forth in Zegna’s governing documents and in the Shareholders Agreement, as described in “Description of Zegna Securities—Board of Directors—Nomination and Appointment” and “The Business Combination Agreement and Ancillary Documents—Ancillary Documents—Shareholders Agreement.”

•

the fact that the Business Combination Agreement provides that Andrea C. Bonomi, who is currently a member of IIAC’s advisory board, will be appointed as a member of the Zegna Board following the Closing. Mr. Bonomi is also Chairman of the Industrial Advisory Board of Investindustrial, and has or may have in the future direct or indirect investments and interests in the performance of Zegna, Investindustrial or their respective affiliates;

•

the fact that the Business Combination Agreement provides that Sergio P. Ermotti, who is currently the chairman of the IIAC Board, owns 75,000 Class B Shares and has an ownership interest in the IIAC Sponsor (through which he has indirect ownership of additional Class B Shares and IIAC Private Placement Warrants to purchase Class A Shares), will be appointed as a member of the Zegna Board following the Closing;

•	the right of the IIAC Sponsor and the Other Class B Shareholders to hold Ordinary Shares following the Business Combination, subject to the terms and conditions of the Lock-Up Agreement;

•

the fact that the Business Combination Agreement provides for the continued indemnification of IIAC’s existing directors and officers and the members of IIAC’s advisory board and requires Zegna to purchase, at or prior to Closing, and maintain in effect for a period of six (6) years after the Closing Date, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain IIAC’s directors and officers after the Business Combination;

•

the fact that the FPA Purchaser, an affiliate of the IIAC Sponsor, has entered into the Forward Purchase Agreement with IIAC and committed to purchase from IIAC up to 25,000,000 Class A Shares on the terms specified therein in connection with the Business Combination, which Forward Purchase Agreement was amended in connection with the Business Combination Agreement such that the FPA Purchaser committed to purchase from IIAC 22,500,000 Class A Shares for an aggregate purchase price of €184,500,000, subject to adjustment in accordance with the terms of the Forward Purchase Agreement;

•	the fact that, in connection with the PIPE Financing, the FPA Purchaser and Sergio P. Ermotti, the chairman of the IIAC Board, will subscribe for 620,000 and 120,000 Ordinary Shares, respectively;

•

the fact that the IIAC Sponsor and IIAC’s officers and directors will lose their investment in IIAC and will not be reimbursed for any out-of-pocket expenses incurred by them on IIAC’s behalf incident to identifying, investigating and consummating an initial business combination if an initial business combination is not consummated by November 23, 2022;

•

the fact that if the Trust Account is liquidated, including in the event IIAC is unable to complete an initial business combination within the required time period, the IIAC Sponsor has agreed to indemnify IIAC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which IIAC has entered into an acquisition agreement or claims of any third party for services rendered or products sold to IIAC, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account; and

•

the fact that, at the option of the IIAC Sponsor, any amounts outstanding under any loan made by the IIAC Sponsor or any of its Affiliates to IIAC in an aggregate amount of up to $1,500,000 may be converted into warrants to purchase Class A Shares in connection with the consummation of the Business Combination (provided that, pursuant to the Sponsor Letter Agreement, the IIAC Sponsor has agreed not to convert such loans into warrants without the consent of Zegna), and such amounts (including amounts due under the outstanding promissory notes) will likely be written off if an initial business combination is not consummated by November 23, 2022.

Broker Non-Votes and Abstentions

In general, if your shares are held in “street name” and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the proposals at the General Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the General Meeting. You should instruct your broker, bank or other nominee to vote your shares in accordance with directions you provide. If you do not provide instructions with your proxy card, your broker, bank, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares. This indication that a broker, bank, or nominee is not voting your shares is referred to as a “broker non-vote.”

Broker non-votes will not be considered present for the purposes of establishing a quorum, and will have no effect on the Business Combination Proposal, Merger Proposal, or Adjournment Proposal.

Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the General Meeting and therefore will have no effect on the approval of each of the Business Combination Proposal, Adjournment Proposal and Merger Proposal. However, the NYSE requires that for the Business Combination Proposal, Adjournment Proposal or Merger Proposal to be approved, there must be more votes cast in favor of the proposal than the aggregate of votes against such proposal plus abstentions. Broker non-votes do not count as votes cast. Therefore, in order to maintain compliance with this NYSE requirement, abstentions will count as a vote “AGAINST” each of the Business Combination Proposal, Adjournment Proposal and Merger Proposal.

Voting Your Shares — Shareholders of Record

IIAC shareholders may vote by mail or in person at the General Meeting. IIAC recommends that you submit your proxy even if you plan to attend the General Meeting. Each IIAC Ordinary Share that you own in your name entitles you to one vote on each of the proposals for the General Meeting.

If your shares registered directly in your name, you are considered, with respect to those shares, the “shareholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) shareholder.”

Voting by Mail. You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the General Meeting in the manner you indicate. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you sign and return the proxy card but do not give instructions on how to vote your shares, your IIAC Ordinary Shares will be voted as recommended by the IIAC Board. The IIAC Board recommends voting “FOR” the Business Combination Proposal, “FOR” the Merger Proposal and “FOR” the Adjournment Proposal. Votes submitted by mail must be received by 5:00 p.m., Eastern Time, on [●], 2021.

Voting in Person at the Meeting. If you attend the General Meeting and plan to vote in person, you will be provided with a ballot at the General Meeting. Please see “—Attending the General Meeting” below for more details.

Voting Your Shares — Beneficial Owners

If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the shareholder of record for purposes of voting at the General Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your shares. As a beneficial owner, if you wish to vote at the General Meeting, you will need to bring to the General Meeting a legal proxy from your broker, bank or other nominee authorizing you to vote those shares. Please see “—Attending the General Meeting” below for more details.

Attending the General Meeting

Only IIAC shareholders on the record date or their legal proxy holders may attend the General Meeting. To be admitted to the General Meeting, you will need a form of photo identification and valid proof of ownership of IIAC Ordinary Shares or a valid legal proxy. If you have a legal proxy from a shareholder of record, you must bring a form of photo identification and the legal proxy to the General Meeting. If you have a legal proxy from a “street name” shareholder, you must bring a form of photo identification, a legal proxy from the record holder (that is, the bank, broker or other holder of record) to the “street name” shareholder that is assignable, and the legal proxy from the “street name” shareholder to you. Shareholders may appoint only one proxy holder to attend on their behalf.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the General Meeting or at the General Meeting by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify IIAC’s Secretary in writing to IIAC, Suite 1, 3rd Floor, 11-12 St James’s Square, London, United Kingdom, before the General Meeting that you have revoked your proxy; or

•	you may attend the General Meeting, revoke your proxy, and vote in person, as indicated above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

No Additional Matters

The General Meeting has been called only to consider the approval of the Business Combination Proposal, Merger Proposal and Adjournment Proposal. Under the IIAC amended and restated memorandum and articles of association, other than procedural matters incident to the conduct of the General Meeting, no other matters may be considered at the General Meeting if they are not included in this proxy statement/prospectus and the notice of the General Meeting.

Who Can Answer Your Questions About Voting

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your IIAC Ordinary Shares, you may call Morrow, IIAC’s proxy solicitor, at (800) 662-5200 (toll-free), or banks and brokerage firms, can call (203) 658-9400.

Redemption Rights

Pursuant to IIAC’s amended and restated memorandum and articles of association, any holders of IIAC public shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less taxes payable, calculated as of two business days prior to the Closing. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account (calculated as of two business days prior to the Closing, less taxes payable). For illustrative purposes, based on the fair value of marketable securities held in the Trust Account of approximately $402.5 million as of June 30, 2021, the estimated per share redemption price would have been approximately $ 10.0.

In order to exercise your redemption rights, you must:

•	if you hold IIAC Public Units, separate the underlying Class A Shares and IIAC Public Warrants;

•

prior to 5:00 p.m., Eastern Time, on [●], 2021 (two business days before the initially scheduled General Meeting), identify yourself in writing as a beneficial holder and provide your legal name, phone number and address to the Transfer Agent in order to validly redeem your shares and tender your shares physically or electronically and submit a request in writing that IIAC redeem your public shares for cash to Continental Stock Transfer & Trust Company, the Transfer Agent, at the following address:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, NY 10004

Attention: Mark Zimkind

Email: mzimkind@continentalstock.com

and

•

deliver your public shares either physically or electronically through Depository Trust Company’s DWAC system to the Transfer Agent at least two business days before the initially scheduled General Meeting. Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. Shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, it may take longer than two weeks. Shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

You do not have to be a record date holder in order to exercise your redemption rights. Shareholders seeking to exercise their redemption rights, whether they are registered holders or hold their shares in “street name” are required to either tender their certificates to the Transfer Agent prior to the date set forth in this proxy statement/prospectus, or up to two business days prior to the initially scheduled vote on the Business Combination Proposal at the General Meeting, or to deliver their shares to the Transfer Agent electronically using Depository Trust Company’s DWAC system, at such shareholder’s option. The requirement for physical or electronic delivery prior to the General Meeting ensures that a redeeming shareholder’s election to redeem is irrevocable once the Business Combination is approved.

Holders of outstanding IIAC Public Units must separate the underlying Class A Shares and IIAC Public Warrants prior to exercising redemption rights with respect to the public shares.

If you hold IIAC Public Units registered in your own name, you must deliver the certificate for such units to the Transfer Agent with written instructions to separate such units into Class A Shares and IIAC Public Warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your redemption rights upon the separation of the Class A Shares from the IIAC Public Units.

If a broker, dealer, commercial bank, trust company or other nominee holds your IIAC Public Units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to the Transfer Agent. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using Depository Trust Company’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of Class A Shares and IIAC Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the IIAC Public Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your IIAC Public Units to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Each redemption of Class A Shares by IIAC’s public shareholders will reduce the amount in the Trust Account, which held marketable securities with a fair value of approximately $402.5 million as of June 30, 2021. The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties. If, as a result of redemptions of Class A Shares by IIAC’s public shareholders, the Aggregate Transaction Proceeds Condition is not met or is not waived, then Zegna may elect not to consummate the Business Combination. In addition, in no event will IIAC redeem its Class A Shares in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in the IIAC amended and restated memorandum and articles of association and as required as a closing condition to each party’s obligation to consummate the Business Combination under the terms of the Business Combination Agreement. Holders of outstanding IIAC Public Warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in the accompanying proxy statement/prospectus assumes that none of IIAC’s public shareholders exercise their redemption rights with respect to their Class A Shares.

A public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the outstanding Class A Shares (or 6,037,500 Class A Shares), without IIAC’s prior consent. IIAC has no specified maximum redemption threshold under its amended and restated memorandum and articles of association, other than the aforementioned 15% threshold. Each redemption of Class A Shares by IIAC’s public shareholders will reduce the amount in the Trust Account.

Prior to exercising redemption rights, IIAC shareholders should verify the market price of the Class A Shares, as shareholders may receive higher proceeds from the sale of their Class A Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. There is no assurance that you will be able to sell your Class A Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the Class A Shares when you wish to sell your shares.

If you exercise your redemption rights, your Class A Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount then on deposit in the Trust Account. You will no longer own those shares and you will not receive any Ordinary Shares in the Business Combination. You will have no right to participate in, or have any interest in, the future growth of Zegna, if any. You will be entitled to receive cash for your Class A Shares only if you properly and timely demand redemption.

If the Business Combination is not approved and IIAC does not consummate an initial business combination by November 23, 2022, IIAC will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the public shareholders and all of IIAC’s warrants will expire worthless.

The Cayman Islands Companies Act prescribes when shareholder appraisal rights are available and sets limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise the rights of redemption as set out herein, and the IIAC Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represents the fair value of those shares.

Section 238. (1) of the Cayman Islands Companies Act provides that a member of a constituent company incorporated thereunder shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

Section 239. (1) of the Cayman Islands Companies Act provides that no rights under section 238 of the Cayman Islands Companies Act shall be available in respect of the shares of any class for which an open market exists on a recognised stock exchange or recognised interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5) of the Cayman Islands Companies Act, provided that such section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 of the Cayman Islands Companies Act to accept for such shares anything except: (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognised interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

IIAC shareholders who are considering exercising dissenter’s rights are advised to consult appropriate legal counsel.

Proxy Solicitation Costs

IIAC is soliciting proxies on behalf of the IIAC Board. This proxy solicitation is being made by mail, but also may be made by telephone or in person. IIAC has engaged Morrow to assist in the solicitation of proxies for the General Meeting. IIAC and its directors, officers and employees may also solicit proxies in person. IIAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward this proxy statement/prospectus and the related proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

IIAC will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of this proxy statement/prospectus and the related proxy materials. IIAC will pay Morrow a fee of $37,500, plus disbursements, reimburse Morrow for its reasonable out-of-pocket expenses and indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses for its services as IIAC’s proxy solicitor. IIAC will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding this proxy statement/prospectus and the related proxy materials to IIAC shareholders. Directors, officers and employees of IIAC who solicit proxies will not be paid any additional compensation for soliciting.

THE BUSINESS COMBINATION

This discussion of the Business Combination is qualified in its entirety by reference to the Business Combination Agreement, a copy of which is included in this proxy statement/prospectus as Appendix A. You should read the Business Combination Agreement in its entirety because it, and not this prospectus, is the legal document that governs the Business Combination.

Background of the Business Combination

IIAC is a blank check company, which was incorporated as a Cayman Islands exempted company on September 7, 2020. IIAC was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The potential Business Combination was the result of an extensive search for potential transactions utilizing IIAC’s global network and the investing, operating and transaction experience of IIAC’s management team and advisors and the IIAC Board. The terms of the Business Combination Agreement were the result of extensive arm’s length negotiations among IIAC, Zegna and their respective representatives. The following is a brief discussion of the background of these negotiations, and summarizes the key meetings and events that led to the execution of the Business Combination Agreement. The following chronology does not purport to catalogue every conversation among the parties to the Business Combination Agreement or their representatives.

On September 10, 2020, the IIAC Sponsor purchased 10,062,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.002 per share. In January 2021, the IIAC Sponsor transferred 75,000 Founder Shares to Sergio P. Ermotti and 25,000 Founder Shares to each of Dante Roscini and Tensie Whelan.

On November 19, 2020, IIAC completed the IIAC IPO. Prior to the consummation of the IIAC IPO, neither IIAC, nor anyone on its behalf, had contacted any prospective target business (including Zegna) or had any substantive discussions, formal or otherwise, with respect to a potential business combination with IIAC. Also, in connection with the consummation of the IIAC IPO, IIAC entered into the Forward Purchase Agreement with the FPA Purchaser, that originally provided for, among other things, the purchase and sale, in the aggregate, of up to 25,000,000 Class A Shares for $10.00 per share, or an aggregate amount of up to $250,000,000, in a private placement that would close substantially concurrently with the closing of IIAC’s initial business combination.

After the completion of the IIAC IPO, IIAC commenced an active search for prospective businesses or assets to acquire, reviewing a number of potential target businesses with the objective of consummating a business combination. Representatives of IIAC, as well as its advisors (including members of IIAC’s advisory board), contacted, and were contacted by, a number of individuals and entities with respect to potential business combination opportunities, including financial advisors and companies in the consumer, healthcare, industrial and technology sectors. IIAC primarily considered businesses that it believed could benefit from the substantial expertise, experience and network of its management team and have attractive growth prospects. In connection with this search, IIAC and its representatives and advisors, among other things, (i) developed a list of potential business combination candidates; (ii) held conversations with potential target businesses and their management and stakeholders either initiated by them or by the potential target business; (iii) identified and evaluated a number of potential target businesses, including Zegna, prior to focusing its efforts on a business combination transaction with Zegna; and (iv) met and conducted preliminary discussions with representatives of, and commenced initial preliminary due diligence on, certain of the potential target businesses.

In evaluating potential businesses and assets to acquire, IIAC, together with its advisors, generally surveyed the landscape of potential acquisition opportunities based on its knowledge of, and familiarity with, the M&A marketplace. IIAC’s management generally looked to identify target businesses that (i) are positioned for both organic and inorganic growth; (ii) have an existing strong management team; (iii) are based in the consumer, healthcare, industrial or technology sectors; (iv) have an attractive platform with a defensible market position; and (v) have the potential to generate significant cash flows.

During this time, representatives of IIAC and its affiliates, as well as its advisors (including members of IIAC’s advisory board), at the direction of and in consultation with members of the IIAC Board, developed a broad list of potential targets who might have interest in a business combination with IIAC and that possessed some or all of the above-described characteristics. Of these potential targets, several were approached directly or indirectly by IIAC, its affiliates and their respective advisors and were provided with preliminary information about IIAC and a potential business combination with IIAC.

IIAC and its affiliates engaged in varying levels of discussions with these potential targets. In each case, following these additional discussions, except in the case of Zegna, IIAC decided that pursuing an initial business combination with these potential target businesses was not in the best interest of IIAC and its shareholders due to, among other things, (i) such target businesses’ public company readiness and (ii) IIAC’s assessment regarding their potential to become a long-term leader among public companies in their industries.

On January 2, 2021, representatives of IIAC met with Ermenegildo Zegna di Monte Rubello (“Mr. Zegna”), Chief Executive Officer of Zegna, in St. Moritz, Switzerland to discuss a potential transaction between IIAC and Zegna. During the course of this meeting, representatives of IIAC and Mr. Zegna discussed, among other things, the background and historical performance of Zegna, the benefits of a potential business combination and the strategic opportunities available to Zegna as a public company. Following the meeting, representatives of IIAC and Mr. Zegna agreed to continue the conversation at a later date.

On January 11, 2021, IIAC, after an initial analysis of publicly available information, provided Zegna with a preliminary, non-binding indication of interest with respect to a business combination transaction with Zegna, which valued Zegna at an approximately €2.1 billion enterprise value (cash and debt free) and provided various underlying assumptions (the “January Indication of Interest”). After submitting the January Indication of Interest, IIAC and its advisors continued to assess the opportunity and discuss the potential business combination with Zegna and its advisors.

On February 1, 2021, representatives of IIAC held a telephonic meeting with representatives of Zegna and UBS Investment Bank, financial advisor to Zegna (“UBS”). At the meeting, the parties further discussed the merits of (i) the January Indication of Interest and (ii), generally, a potential business combination involving IIAC and Zegna, including the strength of Zegna’s brands and their strategic prospects. The parties also discussed the potential structure of a business combination with IIAC and the mechanics of the de-SPACing process. Following this meeting, IIAC and Zegna agreed to continue their discussions and that IIAC would continue its diligence with respect to a potential revised offer for Zegna.

On March 3, 2021, IIAC and Zegna executed a mutual non-disclosure agreement in order to facilitate IIAC’s due diligence review of Zegna’s business, strategy and financial outlook.

In furtherance of the parties’ discussions concerning a potential business combination, on March 16, 2021, IIAC sent to UBS a draft non-binding indication of interest (the “First March Indication of Interest”) with respect to a potential business combination involving IIAC and Zegna. The First March Indication of Interest outlined a potential transaction in which, among other terms: (i) following the closing, the pre-closing Zegna shareholders would hold approximately 60% of the post-transaction company; (ii) the existing Zegna shareholders would receive approximately €455 million in cash proceeds; and (iii) the transaction would result in a capital increase in Zegna in cash equal to €250 million.

On March 17, 2021, following discussions between the parties, IIAC sent UBS a revised draft of the First March Indication of Interest (the “Second March Indication of Interest”) that proposed the following material revisions to the First March Indication of Interest: (i) following the closing, the pre-closing Zegna shareholders would hold approximately 63% of the post-transaction company; (ii) the existing Zegna shareholders would receive approximately €455 million in cash proceeds; (iii) the transaction would result in a capital increase in Zegna in cash equal to €200 million; (iv) the Founder Shares would be subject to an escrow structure (the

“Escrow”) whereby 50% of the Founder Shares would continue to be held free and clear at the closing of a business combination and 50% would be held in escrow and subject to release based upon the stock price of the post-transaction company satisfying certain thresholds following the closing; and (v) the IIAC Sponsor would agree to a one year lock-up on its shares in the post-transaction company.

On March 26, 2021, following further discussions between the parties, IIAC sent UBS a revised version of the Second March Indication of Interest (the “Third March Indication of Interest”) which included the material terms outlined in the Second March Indication of Interest and (i) further clarified that, following the closing, the pre-closing Zegna shareholders would hold approximately 64% of the post-transaction company after giving effect to the Founder Shares subject to the Escrow; (ii) updated the applicable Escrow thresholds; (iii) updated the IIAC Sponsor’s lock-up whereby, following an initial six month holding period, the IIAC Sponsor would agree to maintain certain minimum ownership thresholds in the post-transaction company for up to 36 months following closing, provided that the IIAC Sponsor would have the right to enter into hedging arrangements in the event that the price of the Ordinary Shares on the NYSE would exceed $15.00 per share; (iv) outlined IIAC’s potential sources of funding, which included an unspecified amount of PIPE Financing; and (v) included an exclusivity period that would expire on May 31, 2021.

On March 27, 2021, IIAC sent Zegna an executed version of the Third March Indication of Interest (the “Final March Indication of Interest”) that proposed PIPE Financing in a range of €150 million to €200 million but otherwise included all other material terms outlined in the Third March Indication of Interest. The Final March Indication of Interest, which was countersigned by Zegna on the same day, was non-binding, except for the exclusivity, confidentiality and other miscellaneous provisions thereof.

On April 7, 2021, Zegna provided IIAC and its representatives with access to an online data room in furtherance of its due diligence with respect to Zegna. Prior to this time, IIAC had engaged several advisors, including (i) Chiomenti (“Chiomenti”) and Kirkland & Ellis LLP (“Kirkland”), as legal counsel, to assist with various aspects of legal and regulatory diligence and (ii) KPMG LLP to assist with certain aspects of structuring and tax diligence concerning Zegna. IIAC also undertook commercial, financial, operational, cyber-security, environmental, regulatory and litigation diligence on Zegna and researched Zegna’s business outlook in connection with exploring a potential business combination. During the following weeks, IIAC’s management and advisors conducted diligence with respect to, among other things, Zegna’s company history, industry trends, financial statements, management’s experience and backgrounds, employee compensation, and key business drivers, including customer demand and intellectual property.

On April 8, 2021, representatives of IIAC and Mr. Zegna held a telephonic meeting to discuss the Final March Indication of Interest and next steps involving a potential transaction.

Between May 25, 2021 and June 8, 2021, Kirkland, on the one hand, and Sullivan & Cromwell LLP, legal counsel to Zegna (“S&C”), on the other hand, exchanged drafts of a term sheet expanding upon the Final March Indication of Interest and setting forth the key terms with respect to a potential business combination transaction involving Zegna and IIAC (the “Term Sheet”), the details of which are more fully described below. The Term Sheet would be non-binding except for the provisions relating to confidentiality, exclusivity, transaction expenses, and other miscellaneous provisions. During this period the parties and their advisors also had telephone conversations concerning the key terms with respect to a potential business combination that are more fully described below.

The initial draft of the Term Sheet provided by S&C to Kirkland and Chiomenti on May 25, 2021 proposed the following key terms with respect to a potential business combination: (i) the cash consideration to be paid to existing Zegna shareholders would value Zegna at a pre-money equity value of approximately €1.8 billion (being an approximation, further outlined in subsequent drafts, of a €1.75 billion pre-money equity value at an implied share price of $10); (ii) the divestment of certain non-core assets of Zegna prior to the closing of a potential business combination; (iii) an unspecified amount of PIPE Financing; (iv) a six month lock-up period applicable to Ordinary Shares held by the pre-closing Zegna shareholders; (v) an Escrow structure and Sponsor lock-up period consistent with what was included in the Final March Indication of Interest; (vi) the Zegna Shareholders, pre-closing IIAC shareholders and PIPE Investors would be entitled to customary registration rights; (vii) the parties would further discuss and mutually agree to a post-closing management equity compensation plan (the “Incentive Plan”), including the size thereof; (viii) the initial size of the Zegna Board would be 11 directors, with the IIAC Sponsor initially having the right to designate two directors to serve on the Zegna Board; (ix) representations, warranties and pre-closing covenants not surviving the closing of the proposed transaction; (x) the transaction being subject to customary closing conditions, including (A) a condition in favor of Zegna that the aggregate cash proceeds from the Trust Account and PIPE Financing are not less than a mutually agreed amount (after giving effect to any redemptions by IIAC public shareholders) (the “Minimum Cash Condition”) and (B) the bring-down of the representations and warranties of the parties at the closing of a potential business combination, subject to a “material adverse effect” standard; and (xi) the expenses of all parties in connection with a potential transaction would be paid for by the proceeds from the business combination. The Term Sheet also provided a proposed outline of the transaction structure and the various transaction steps.

On May 26, 2021, IIAC and Zegna executed a letter agreement to extend the exclusivity period provided in the Final March Indication of Interest to July 31, 2021.

On June 2, 2021, Kirkland provided S&C with a revised draft of the Term Sheet that proposed the following material revisions: (i) the cash consideration to be paid to Monterubello would value Zegna at a pre-money equity value of €1.75 billion (clarifying the approximated €1.8 billion pre-money equity value from the May 25 draft Term Sheet, still at an implied share price of $10); (ii) PIPE Financing in the amount of €200 million; (iii) an unspecified cap on the amount of transaction expenses to be paid for out of the proceeds from the business combination (the “Transaction Expenses Cap”); (iv) clarification that (A) the Minimum Cash Condition is a mutual condition in favor of both IIAC and Zegna and (B) the bring-down standard for the fundamental representations and warranties of the parties being to an “all material respects” standard; (v) the addition of a loyalty voting program whereby shareholders’ voting rights could progressively increase based on the duration of their uninterrupted holding of shares; (vi) a requirement that Zegna shareholders enter into transaction support agreements concurrently with executing the Business Combination Agreement; and (vii) a customary waiver by Zegna and its shareholders and affiliates of all claims against the Trust Account. The June 2, 2021 draft of the Term Sheet also included a revised outline of the proposed transaction structure and transaction steps.

On June 6, 2021, following additional iterations of the draft Term Sheet between IIAC and Zegna representatives, Kirkland provided S&C with a further revised draft of the Term Sheet that proposed certain additional revisions including the re-insertion that the Minimum Cash Condition would be only for the benefit of Zegna, and further refinement of the description of the transaction structure and transaction steps.

The Term Sheet was executed by IIAC and Zegna on June 9, 2021.

During the course of the negotiation of the Term Sheet, representatives and advisors of IIAC and Zegna held various calls and meetings to discuss the investor management presentation for the PIPE Financing, including the projections to be included therein.

On June 29, 2021, Kirkland sent S&C an initial draft of the Business Combination Agreement, expanding on the terms of the final executed version of the Term Sheet. Between June 29, 2021 and July 18, 2021, Kirkland and Chiomenti, on the one hand, and S&C, on the other hand, exchanged numerous revised drafts of the Business Combination Agreement and the documents ancillary thereto, including certain term sheets with respect to ancillary documents (certain details of which are more fully described below), and had telephone conversations and negotiations concerning these documents, agreements and term sheets, which included, in certain instances, representatives of IIAC and representatives of Zegna.

On July 6, 2021, S&C sent Kirkland an initial draft of the Company Support Agreement, pursuant to which the existing shareholders of Zegna would agree, among other things, to support the proposed Business Combination.

On July 8, 2021, S&C sent Kirkland a revised draft of the Business Combination Agreement which, among other things, (i) set forth certain revisions to the interim operating covenants applicable to both IIAC and Zegna; (ii) provided that the shareholder meeting of Zegna to approve the Business Combination Agreement would be held within 20 Business Days of the effectiveness of this proxy statement/prospectus; (iii) set forth certain revisions to the representations and warranties of Zegna; and (iv) provided that IIAC and the FPA Purchaser would amend the Forward Purchase Agreement prior to Closing.

On July 13, 2021, Kirkland sent S&C an initial draft of the Sponsor Letter Agreement, pursuant to which certain existing shareholders of IIAC would agree, among other things, (i) to vote their shares in support of the Business Combination; (ii) not to elect to redeem IIAC Shares in connection with the Business Combination; (iii) not to take any action to solicit any offers relating to an alternative business combination; and (iv) not to transfer any IIAC Shares prior to closing (subject to certain exceptions).

Also on July 9, 2021, Kirkland sent S&C a revised draft of the Company Support Agreement, reflecting among other material revisions, (i) a waiver by Zegna shareholders of their appraisal rights under Italian law in connection with the Business Combination; and (ii) a customary release of pre-closing claims against IIAC and its affiliates and Zegna and its affiliates (subject to certain exceptions).

Between July 12, 2021 and July 18, 2021, Kirkland, Chiomenti and S&C drafted and negotiated certain agreements and term sheets with respect to the other transactions ancillary to the Business Combination Agreement and prepared and negotiated the disclosure schedules thereunder. The disclosure schedules to the Business Combination Agreement are not filed publicly, are subject to a contractual standard of materiality different from that generally applicable to disclosures to shareholders, and were used in part for the purpose of allocating risk among the parties rather than establishing matters as facts. Also during this time, Kirkland, Chiomenti and S&C held numerous conference calls to discuss and negotiate the outstanding issues and other matters in the Business Combination Agreement which included, among other things, (i) the overall suite of representations, warranties and covenants to be provided by each party under the Business Combination Agreement; (ii) the size and terms of the Incentive Plan; (iii) Zegna’s post-closing governance structure; (iv) IIAC’s ability to transfer Ordinary Shares to its affiliates; and (v) the Transaction Expenses Cap (see “Business Combination Agreement and Ancillary Documents”).

On June 22, 2021, IIAC engaged Goldman Sachs & Co. LLC (“Goldman Sachs”), Deutsche Bank Securities Inc. (“Deutsche Bank”) and UBS Securities LLC (“UBS Securities”) to act as placement agents for the PIPE Financing. On June 29, 2021, J.P. Morgan Securities PLC (“J.P. Morgan” and collectively, with Goldman Sachs, Deutsche Bank and UBS Securities, the “Placement Agents”) executed a joinder to the engagement letter among IIAC, Goldman Sachs, Deutsche Bank and UBS Securities. Beginning in late June 2021, the Placement Agents held conversations with potential investors to determine the demand for the PIPE Financing. IIAC and Zegna came to an agreement on the proposed size and terms of the PIPE Financing and Kirkland, S&C and Shearman & Sterling LLP (“Shearman”), counsel to the Placement Agents, exchanged drafts of the form of Subscription Agreement to be used in the PIPE Financing.

On July 3, 2021, a draft of the form of PIPE Subscription Agreement was distributed to potential PIPE investors with respect to the PIPE Financing.

On July 5, 2021, IIAC and Goldman Sachs Bank Europe, SE - Succursale Italiana executed an engagement letter related to Goldman Sachs Bank Europe, SE - Succursale Italiana’s engagement as financial advisor to IIAC in connection with the proposed Business Combination with Zegna.

Between July 8, 2021 and July 18, 2021, Kirkland, S&C and Shearman collectively negotiated the terms and exchanged drafts of the PIPE Subscription Agreements with the potential PIPE Investors and their respective representatives and advisors, including with respect to the funding mechanics, representations and warranties, registration rights and indemnification provisions set forth therein, and responded to follow-up questions and comments related thereto, particularly with respect to the closing process and the expected timeline for consummating the Business Combination. During this time, the potential PIPE Investors conveyed to the Placement Agents their initial proposed subscription amounts.

On July 16, 2021, after having previously been provided with various information regarding the proposed Business Combination, the IIAC Board held a telephonic meeting with representatives of Kirkland, Maples and Calder (Cayman) LLP (“Maples”), counsel to IIAC with respect to matters of Cayman Islands law, and IIAC’s management in attendance. At the meeting, the IIAC Board reviewed its fiduciary duties with Maples and the IIAC Board was provided with an overview of the Business Combination (including the potential benefits and the risks related thereto), the key terms of the definitive documentation and term sheets related thereto, and the due diligence process and findings with respect to Zegna, including a brief summary of the key findings from the due diligence review conducted by representatives and advisors of IIAC. Representatives of Kirkland reviewed the terms of the current drafts of the Business Combination Agreement and related ancillary agreements and term sheets, copies of which were circulated prior to the meeting, including the remaining open issues to be resolved and a description of the potential resolution of each issue. Also at this meeting, representatives of Mediobanca S.p.A. (“Mediobanca”) reviewed with the IIAC Board its financial analyses of the Business Combination and rendered orally to the IIAC Board (subsequently confirmed in writing) its opinion to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in the opinion, the Transaction Consideration (as defined below) to be received by the holders of the IIAC Ordinary Shares in the Business Combination is fair to such holders from a financial point of view (see “ —Opinion of IIAC’s Financial Advisor”). The IIAC Board further discussed the Business Combination and various reasons and factors that members of the IIAC Board considered in forming their view that the Business Combination was advisable and in the best interests of IIAC and its shareholders. The IIAC Board then, taking into account the foregoing and its previous meetings and discussions, unanimously (i) determined that the Business Combination Agreement and the transactions contemplated thereby were fair to, advisable, and in the best interests of IIAC and its shareholders; (ii) approved IIAC’s execution of the Business Combination Agreement and the performance of the same and the transactions contemplated thereby; and (iii) resolved to recommend that IIAC shareholders vote to approve the Business Combination Agreement at a meeting of shareholders to be called for the purposes of acting thereon. See “ —IIAC Board’s Reasons for Approval of the Business Combination” for additional information.

Also at the July 16, 2021 meeting, members of the IIAC Board disclosed and acknowledged any conflicts of interests of the members of the IIAC Board in connection with the approval of the Business Combination Agreement and the transactions contemplated thereby, which are described in greater detail in the section titled “ —Interests of Certain Persons in the Business Combination.”

On July 17, 2021, IIAC and J.P. Morgan executed an engagement letter related to J.P. Morgan’s engagement as financial advisor to IIAC in connection with the proposed Business Combination with Zegna.

On July 18, 2021, IIAC and Deutsche Bank executed an engagement letter related to Deutsche Bank’s engagement as capital markets advisor to IIAC in connection with the proposed Business Combination with Zegna.

On July 18, 2021, the Placement Agents, IIAC, Zegna and their respective representatives determined the final allocations of the PIPE Financing (which included an upsizing of the PIPE Financing to €250,000,000) among the potential PIPE investors.

On July 18, 2021, the parties entered into the Business Combination Agreement and certain ancillary agreements.

Also on July 18, 2021, a final version of the PIPE Subscription Agreement was distributed to the potential PIPE Investors, which reflected the outcome of negotiations between IIAC, Zegna and the potential PIPE

Investors and their respective representatives and advisors and the potential PIPE investors that had chosen to participate in the PIPE Financing indicated their final subscription amounts and delivered executed PIPE Subscription Agreements to Zegna and IIAC.

On July 19, 2021, IIAC and Zegna issued a joint press release announcing the execution of the Business Combination Agreement and IIAC filed a Current Report on Form 8-K with an investor presentation providing information on Zegna and a summary of certain key terms of the Business Combination and other key ancillary agreements.

On July 26, 2021, IIAC and the FPA Purchaser amended the Forward Purchase Agreement, pursuant to which, among other things, the FPA Purchaser committed to purchase from IIAC 22,500,000 Class A Shares for an aggregate purchase price of €184,500,000 (subject to adjustment) in connection with the closing of the Business Combination. See “IIAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations—Forward Purchase Agreement” for additional information.

IIAC Board’s Reasons for Approval of the Business Combination

In evaluating the transaction with Zegna, the IIAC Board consulted with its management, advisors and legal counsel as well as financial and other consultants, and considered and evaluated several factors. In particular, the IIAC Board considered the following positive factors, although not weighted or in any order of significance, in deciding to approve the Business Combination Proposal:

•

Growth Prospects. Zegna operates in the luxury retail industry, which the IIAC Board believes is an attractive industry with strong growth prospects, particularly as consumer preferences shift to match workplace trends induced by the COVID-19 pandemic. Following a review of industry trends, the way Zegna is evolving and other factors, the IIAC Board believes Zegna is well-positioned to further capitalize on these trends.

•

Strong International Presence. Zegna has an established presence across Asia Pacific, Europe, North America, South America and the Middle-East. In particular, within the Asia Pacific region, one of the largest markets for luxury products globally, it has laid solid foundations for future growth.

•

Made-in Italy Luxury Laboratory Platform. Zegna has a vertically integrated supply chain and deep, long term relationships with its suppliers, each of which allows Zegna to focus on strategic, in-house development of high-end fabrics while maintaining a modular approach to the manufacturing process based on production needs.

•

Brand Strength. Zegna is engaged in producing luxury, high quality products in order to attract and retain high-end customers building a deep, loyal customer base. Zegna maintains two distinct luxury brand offerings, one of which, Thom Browne, is a disruptor luxury brand which delivered high growth since its acquisition in 2018, driven by strong appeal to a young demographic and with an expanding retail network.

•

Sustainability. IIAC’s and Zegna’s management teams share a genuine and long-standing commitment to sustainability that is reflected, among other things, in the way Zegna manages its business. For example, Zegna’s management for decades has had a focus on sustainable development, investing in reforestation projects and developing, in more recent years, the commercially viable reuse of discarded materials that the IIAC Board believes has the potential to further reduce Zegna’s waste in a safe, sustainable and cost-effective manner.

•

Transaction Proceeds. Depending on the extent of redemptions by IIAC’s public shareholders and on the final amount of the expenses incurred in connection with the Business Combination, the Business Combination is expected to provide up to approximately $260.8 million of gross proceeds to Zegna. Although Zegna’s organic business plan is already fully funded without such proceeds, this additional cash injection is expected to enable Zegna to capture additional organic and non-organic growth opportunities and accelerate value creation.

•

Due Diligence. The IIAC Board reviewed and discussed in detail the results of the due diligence examination of Zegna conducted by IIAC’s management team and IIAC’s financial, legal and regulatory advisors, including virtual meetings with the management team and advisors of Zegna regarding Zegna’s business and business plan, operations, prospects and forecasts, valuation analyses with respect to the Business Combination, review of material contracts (including Zegna’s strategic alliances) and other material matters, as well general financial, technical, legal, regulatory and accounting due diligence.

•

Financial Condition. The IIAC Board reviewed factors such as Zegna’s historical financial results, outlook and business and financial plans, as well as the financial profiles of publicly traded companies in the luxury retail industry. In reviewing these factors, the IIAC Board believed that Zegna was well-positioned in its industry for potential strong future growth and therefore was likely to be positively viewed by public investors.

•

Fairness Opinion. The opinion of Mediobanca, dated July 16, 2021, to the IIAC Board to the effect that, as of that date and subject to the assumptions, qualifications and limiting conditions therein, the Transaction Consideration to be received by the holders of the IIAC Ordinary Shares in the Business Combination is fair to such holders from a financial point of view, as more fully described below in the section titled “ —Opinion of IIAC’s Financial Advisor.”

•

Reasonableness of Consideration. Following a review of the financial data provided to IIAC and the due diligence of Zegna’s business conducted by IIAC’s management and IIAC’s advisors, and taking into account the opinion received from Mediobanca and the support for the implied valuation of Zegna indicated by the commitments obtained in the PIPE Financing, the IIAC Board determined that the aggregate consideration to be paid in the Business Combination was reasonable.

•

Post-Closing Economic Interest in Zegna. If the Business Combination is consummated, IIAC shareholders (other than IIAC shareholders that sought redemption of their Class A Shares) would have a meaningful economic interest in Zegna and as a result would have a continuing opportunity to benefit from the success of Zegna following the consummation of the Business Combination.

•

Management Team. The IIAC Board believes that Zegna has a strong management team and that the senior management of Zegna, led by Mr. Ermenegildo Zegna, intend to remain with Zegna in the capacity of officers or directors, which is expected to provide important continuity in advancing Zegna’s strategic and growth goals.

•	Lock-Up. The equityholders of Zegna have agreed to be subject to an 18-month lock-up in respect of their Ordinary Shares (subject to certain customary exceptions).

•

Involvement of PIPE Investors. The agreement of the PIPE Investors to invest $250 million in Zegna at closing of the Business Combination at $10.00 per share (with the size of the PIPE Financing upsized to $250 million from an initial $200 million to accommodate strong demand).

•	Support of Zegna Equityholders. The fact that the Zegna equityholders delivered a Company Support Agreement, demonstrating the Zegna equityholders’ support of the Business Combination.

•

Post-Business Combination Corporate Governance. The fact that the IIAC Sponsor will have certain post-closing corporate governance rights in Zegna, including the right to nominate a director to the Zegna Board for so long as the IIAC Sponsor beneficially owns, together with its affiliates, at least 5% of the issued and outstanding Ordinary Shares, as further described in “Description of Zegna Securities—Board of Directors— Nomination and Appointment.”

•

Negotiated Transaction. The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions were the product of arm’s length negotiations between IIAC and Zegna.

The IIAC Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•

Macroeconomic Risks. The risk that the future financial performance of Zegna may not meet the IIAC Board’s expectations due to factors in Zegna’s control or out of its control, including Zegna’s ability to capitalize on a growing shift in consumer preference towards a more casualwear oriented offering.

•

Redemption Risk. The potential that a significant number of IIAC’s shareholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the IIAC amended and restated memorandum and articles of association.

•	Execution Risk. The potential risks and costs to IIAC if the Business Combination is not completed.

•

Exclusivity. The fact that the Business Combination Agreement includes an exclusivity provision that prohibits IIAC from soliciting other business combination proposals, as further discussed in “The Business Combination Agreement and Ancillary Documents—Covenants of the Parties—Covenants of IIAC.”

•	Stockholder Vote. The risk that IIAC’s shareholders may fail to provide the votes necessary to approve and effect the Business Combination.

•	Closing Conditions. The completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within IIAC’s control.

•

Listing Risks. The challenges associated with preparing Zegna, a privately held entity, for the applicable disclosure, controls and listing requirements to which Zegna will be subject as a publicly traded company on the NYSE.

•

Litigation. The possibility of (a) litigation challenging the Business Combination, (b) an adverse result in the adidas lawsuit against Thom Browne or (c) that an adverse judgment granting injunctive relief could delay or prevent consummation of the Business Combination.

•	Cyber-security. The risk that Zegna could be subject to a material data breach that could delay or prevent the consummation of the Business Combination.

•	Fees and Expenses. The expected fees and expenses associated with the Business Combination, some of which would be payable regardless of whether the Business Combination is ultimately consummated.

•

IIAC Shareholders Receiving a Minority Position in Zegna. The fact that current IIAC shareholders will hold a minority interest in Zegna, which will limit or preclude the ability of IIAC’s current shareholders to influence corporate matters, including any future potential change in control or other material transaction, but the IIAC Board determined that such facts were outweighed by the long-term benefits that a family-controlled company would provide to IIAC’s shareholders and future shareholders of Zegna after closing.

•	Other Risks. Various other risks associated with the Business Combination, the business of IIAC and the business of Zegna described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the IIAC Board also considered that the IIAC Initial Shareholders, including IIAC’s directors and executive officers have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of IIAC’s shareholders (see

“The Business Combination — Interests of Certain Persons in the Business Combination” below). IIAC’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the IIAC Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination.

The IIAC Board concluded that the potential benefits that it expected IIAC and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the IIAC Board determined that the Business Combination Agreement and the Business Combination (including the Forward Purchase and the Merger), were advisable, fair to, and in the best interests of, IIAC and its shareholders.

This explanation of the IIAC Board’s reasons for approval of the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the IIAC Board to vote in favor of the Business Combination Proposal and Merger Proposal, IIAC shareholders should keep in mind that the IIAC Initial Shareholders, including IIAC’s directors and executive officers, have interests in such proposals that are different from, or in addition to, those of the other IIAC shareholders generally. IIAC shareholders should take these interests into account in deciding whether to approve the Business Combination Proposal and Merger Proposal. These interests include, among other things, the interests listed below:

•

the fact that the IIAC Sponsor and IIAC’s directors have agreed not to redeem any Class A Shares held by them in connection with a shareholder vote to approve a proposed initial business combination, including the Business Combination;

•

the fact that the IIAC Sponsor paid an aggregate of $25,000 for the 10,062,500 Founder Shares currently owned by the IIAC Sponsor and the Other Class B Shareholders and such securities will have a significantly higher value upon the consummation of the Business Combination;

•

the fact that 50% of the Ordinary Shares into which the Founder Shares will be exchanged will be held in escrow and will be released to the IIAC Initial Shareholders, pro rata, upon satisfaction of certain share price triggers. During the period that such Ordinary Shares are held in escrow, the IIAC Initial Shareholders will not be entitled to vote or receive dividends thereon;

•

the fact that the IIAC Sponsor paid an aggregate of $10,050,000 for 6,700,000 warrants, each exercisable to purchase one Class A Share at $11.50 per share, subject to adjustment, and such warrants will expire as worthless if an initial business combination is not consummated by November 23, 2022;

•

the fact that the IIAC Sponsor, the Other Class B Shareholders and IIAC’s other current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if IIAC fails to complete an initial business combination by November 23, 2022;

•

the fact that the Shareholders Agreement will be entered into by, among others, the IIAC Sponsor, and the Registration Rights Agreement will be entered into by, among others, the IIAC Sponsor and the Other Class B Shareholders;

•

the fact that, pursuant to the Business Combination Agreement, the IIAC Sponsor will have certain governance rights in respect of Zegna that will be set forth in Zegna’s governing documents and in the Shareholders Agreement, as described in “Description of Zegna Securities—Board of Directors—Nomination and Appointment” and “The Business Combination Agreement and Ancillary Documents—Ancillary Documents—Shareholders Agreement.”

•

the fact that the Business Combination Agreement provides that Andrea C. Bonomi, who is currently a member of IIAC’s advisory board, will be appointed as a member of the Zegna Board following the Closing. Mr. Bonomi is also Chairman of the Industrial Advisory Board of Investindustrial, and has or may have in the future direct or indirect investments and interests in the performance of Zegna, Investindustrial or their respective affiliates;

•

the fact that the Business Combination Agreement provides that Sergio P. Ermotti, who is currently the chairman of the IIAC Board, owns 75,000 Class B Shares and has an ownership interest in the IIAC Sponsor (through which he has indirect ownership of additional Class B Shares and IIAC Private Placement Warrants to purchase Class A Shares), will be appointed as a member of the Zegna Board following the Closing;

•	the right of the IIAC Sponsor and the Other Class B Shareholders to hold Ordinary Shares following the Business Combination, subject to the terms and conditions of the Lock-Up Agreement;

•

the fact that the Business Combination Agreement provides for the continued indemnification of IIAC’s existing directors and officers and the members of IIAC’s advisory board and requires Zegna to purchase, at or prior to Closing, and maintain in effect for a period of six (6) years after the Closing Date, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain IIAC’s directors and officers after the Business Combination;

•

the fact that the FPA Purchaser, an affiliate of the IIAC Sponsor, has entered into the Forward Purchase Agreement with IIAC and committed to purchase from IIAC up to 25,000,000 Class A Shares on the terms specified therein in connection with the Business Combination, which Forward Purchase Agreement was amended in connection with the Business Combination Agreement such that the FPA Purchaser committed to purchase from IIAC 22,500,000 Class A Shares for an aggregate purchase price of €184,500,000, subject to adjustment in accordance with the terms of the Forward Purchase Agreement;

•	the fact that, in connection with the PIPE Financing, the FPA Purchaser and Sergio P. Ermotti, the chairman of the IIAC Board, will subscribe for 620,000 and 120,000 Ordinary Shares, respectively;

•

the fact that the IIAC Sponsor and IIAC’s officers and directors will lose their investment in IIAC and will not be reimbursed for any out-of-pocket expenses incurred by them on IIAC’s behalf incident to identifying, investigating and consummating an initial business combination if an initial business combination is not consummated by November 23, 2022;

•

the fact that if the Trust Account is liquidated, including in the event IIAC is unable to complete an initial business combination within the required time period, the IIAC Sponsor has agreed to indemnify IIAC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which IIAC has entered into an acquisition agreement or claims of any third party for services rendered or products sold to IIAC, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account; and

•

the fact that, at the option of the IIAC Sponsor, any amounts outstanding under any loan made by the IIAC Sponsor or any of its Affiliates to IIAC in an aggregate amount of up to $1,500,000 may be converted into warrants to purchase Class A Shares in connection with the consummation of the Business Combination (provided that, pursuant to the Sponsor Letter Agreement, the IIAC Sponsor has agreed not to convert such loans into warrants without the consent of Zegna), and such amounts (including amounts due under the outstanding promissory notes) will likely be written off if an initial business combination is not consummated by November 23, 2022.

The IIAC Initial Shareholders have, pursuant to the Sponsor Letter Agreement, agreed to, among other things, vote all of their IIAC Ordinary Shares in favor of the proposals being presented at the General Meeting and waive their redemption rights with respect to such IIAC Ordinary Shares in connection with the consummation of the Business Combination. Such IIAC Ordinary Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, IIAC’s initial shareholders own approximately 20% of the issued and outstanding IIAC Ordinary Shares. See the section entitled “The Business Combination Agreement and Ancillary Documents—Sponsor Letter Agreement” for more information related to the Sponsor Letter Agreement.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding IIAC or its securities and subject to applicable securities laws, the IIAC Initial Shareholders, Zegna and/or their respective directors, officers, advisors or Affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of IIAC Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the IIAC Initial Shareholders, Zegna and/or their respective directors, officers, advisors or Affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal and Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued IIAC Ordinary Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter, (ii) the Merger Proposal is approved by the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued IIAC Ordinary Shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) otherwise limit the number of public shares electing to redeem and (iv) IIAC’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) be at least $5,000,001 after giving effect to the Conversion, the Forward Purchase and the Merger and prior to the PIPE Financing, Capital Distribution and Share Repurchase.

Entering into any such arrangements may have a depressive effect on the price of the Class A Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he, she or it owns, either at or prior to the Business Combination.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the General Meeting and would likely increase the chances that such proposals would be approved. IIAC will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be tabled at the General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

In addition, certain persons who are expected to be Zegna Directors after the completion of the Business Combination may have interests in the Business Combination that are different from, or in addition to, the interests of the IIAC shareholders. These interests include the following:

•	The Combination Agreement provides that, following the Conversion, Ermenegildo Zegna di Monte Rubello will serve as the Chairman and Chief Executive Officer of Zegna.

•

If the Business Combination is completed and Zegna is successfully listed on the NYSE, Ermenegildo Zegna di Monte Rubello will be entitled to receive 600,000 performance-based restricted Ordinary Shares, which shall vest in two tranches upon the per share price of the Ordinary Shares reaching certain pre-determined levels and, with respect to the second tranche (representing 360,000 Ordinary Shares) also subject to his continued employment as Zegna’s Chief Executive Officer as of December 31, 2023.

•

In connection with Zegna’s expected listing on NYSE, Zegna has agreed to sell to an entity beneficially owned by certain family members of Mr. De Sole ordinary shares representing approximately 0.4% of Zegna’s share capital prior to the Conversion for an aggregate purchase price of approximately €2.2 million.

•

Pursuant to the Zegna Articles of Association, Zegna will be required to indemnify any and all of the Zegna Directors, former Zegna Directors and any person who may have served at its request as a director or officer of a subsidiary of Zegna with respect to certain proceedings. See “Description of Zegna Securities—Indemnification of Zegna Directors and Officers.” In addition, Zegna expects to purchase and maintain an insurance policy which insures the Zegna Directors against certain liabilities that may be incurred in connection with the performance of their duties.

•

Ermenegildo Zegna di Monte Rubello is the chairman of the board of directors and a shareholder of Monterubello, which is a party to the Company Support Agreement, and from which at Closing Zegna will purchase 54,600,000 Ordinary Shares for the Cash Consideration in the context of the Business Combination.

Redemption Rights

Pursuant to IIAC’s amended and restated memorandum and articles of association, holders of Class A Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with IIAC’s amended and restated memorandum and articles of association. As of June 30, 2021, this would have amounted to approximately $10.00 per share. If a holder of Class A Shares exercises his, her or its redemption rights, then such holder will be exchanging his, her or its Class A Shares for cash and will not own shares of Zegna following the Closing. Such a holder will be entitled to receive cash for his, her or its public shares only if he, she or it properly demands redemption and delivers his, her or its shares (either physically or electronically) to the Transfer Agent in accordance with the procedures described herein. Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of his, her or it or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the Class A Shares included in the IIAC Public Units sold in the IIAC IPO. Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public shareholder or group will not be redeemed for cash.

IIAC has no specified maximum redemption threshold under its amended and restated memorandum and articles of association, other than the aforementioned 15% threshold. Each redemption of Class A Shares by IIAC public shareholders will reduce the amount in the Trust Account, which held marketable securities with a fair value of approximately $402.5 million as of June 30, 2021. The Business Combination Agreement provides that Zegna’s obligation to consummate the Business Combination is conditioned on the amount of cash in the Trust Account (net of the Cash Redemption Amount) together with the proceeds from the Forward Purchase Agreement and the PIPE Financing being equal to or greater than the sum of (i) €184,500,000 plus (ii) $400,000,000. The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties. If, as a result of redemptions of Class A Shares by IIAC’s public shareholders, the Aggregate Transaction Proceeds Condition is not met or is not waived, then Zegna may elect not to consummate the Business Combination. In addition, in no event will IIAC redeem its Class A Shares in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in the IIAC amended and restated memorandum and articles of association and as required as a closing condition to each party’s obligation to consummate the Business Combination under the terms of the Business Combination Agreement. IIAC shareholders who wish to redeem their public shares for cash must refer to and follow the procedures set forth in the section entitled “General Meeting of IIAC Shareholders—Redemption Rights” in order to properly redeem their public shares.

Holders of IIAC Public Warrants will not have redemption rights with respect to such warrants.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination assuming a Closing Date of June 30, 2021, (i) in the no redemption scenario and (ii) in the maximum redemption scenario. The maximum redemption scenario assumes that the per share redemption price is $10; the actual per share redemption price will be equal to the pro rata portion of the Trust Account calculated as of two business days prior to the consummation of the Business Combination.

No Redemption (in millions)

Sources of Funds(1)	USD	Euro	Uses(1)	USD	Euro

IIAC Cash Held in Trust Account(2)	$402.5	€336.7	Cash Consideration to Balance Sheet	$260.8	€212.7

PIPE Financing(3)	$250.0	€203.7	Transaction Fees and Expenses(4)	$69.2	€57.3

Forward Purchase(5)	$226.4	€184.5	Share Repurchase(6)	$548.8	€455.0

Total Sources	$878.9	€724.9	Total Uses	$878.9	€725.0

Maximum Redemption (in millions)

Sources of Funds(1)	USD	Euro	Uses(1)	USD	Euro

IIAC Cash Held in Trust Account(2)	$402.5	€336.7	Cash Consideration to Balance Sheet	$8.3	€6.9

PIPE Financing(3)	$250.0	€203.7	Transaction Fees and Expenses(4)	$69.2	€57.3

Forward Purchase(5)	$226.4	€184.5	Share Repurchase(6)	$548.8	€455.0

			Shareholder Redemptions(7)	$252.5	€205.8

Total Sources	$878.9	€724.9	Total Uses	$878.9	€725.0

(1)	Totals might be affected by rounding.
(2)

As of June 30, 2021; The Trust Account holds approximately $402.5 million. The euro amount listed in the chart is for illustrative purposes only and assumes a EUR:USD exchange rate of 1.192, being the foreign currency exchange rate to be paid as of the last business day in November 2021 (the “Hedge Exchange Rate”) for those funds held in the Trust Account subject to the Deal Contingent Forward (as defined below) and a EUR:USD exchange rate of 1.227, being the publicly available EUR:USD exchange rate on December 31, 2020 (the “Balance Sheet Exchange Rate”) for the remainder of the funds held in the Trust Account.

(3)

Pursuant to the PIPE Financing, Zegna has agreed to issue and sell to PIPE Investors an aggregate of 25,000,000 Ordinary Shares at $10.00 per share for an aggregate purchase price of $250,000,000. The euro amount listed in the chart is for illustrative purposes only and assumes the Balance Sheet Exchange Rate.

(4)

Represents the total estimated transaction fees and expenses incurred by IIAC and Zegna as part of the Business Combination. Transaction fees and expenses were incurred in both dollars and euros. Transaction fees and expenses incurred in euros are listed in the chart in dollars for illustrative purposes only and assume the Balance Sheet Exchange Rate, and transaction fees and expenses incurred in dollars are listed in the chart in euros for illustrative purposes only and assume the Hedge Exchange Rate; Advisory and related services provided to Zegna, other than VAT-exempt financing-related services, generally qualify as taxable supplies for purposes of Italian VAT, which is directly charged by Italian-based service providers to Zegna or generally subject to reverse charge by Zegna where the service provider is located outside of Italy. Italian VAT has been included for services other than exempt services (standard rate is 22%), and the relevant Zegna entity is assumed to be eligible for VAT recovery with respect to all or a portion of such amounts following the Business Combination. Advisory and related services provided to IIAC, other than VAT-exempt financing-related services, generally qualify as taxable supplies for purposes of UK VAT, which is directly charged by UK-based service providers to IIAC. In contrast with the position for Zegna set out above, IIAC would not ordinarily be required to reverse charge UK VAT where the service provider is located outside of the UK, on the basis that IIAC is not carrying on business for UK VAT purposes. UK VAT has been included for services other than exempt services provided by UK-based service providers only and (again in contrast to the position for Zegna) is not expected to be eligible for UK VAT recovery following the Business Combination.

(5)

Under the Forward Purchase Agreement, as amended, the FPA Purchaser will purchase 22,500,000 Class A Shares for an aggregate purchase price of €184,500,000, subject to adjustment in accordance with the terms of the Forward Purchase Agreement. The dollar amount listed in the chart is for illustrative purposes only and assumes the Balance Sheet Exchange Rate.

(6)

Under the Business Combination Agreement, Zegna will repurchase 54,600,000 Ordinary Shares from Monterubello, in exchange for €455,000,000. The dollar amount listed in the chart is for illustrative purposes only and assumes the Balance Sheet Exchange Rate for Forward Purchase funds used for the Share Repurchase and the Hedge Exchange Rate for cash held in the Trust Account used for the Share Repurchase.

(7)	Assumes that the maximum number of Class A Shares that can be redeemed are redeemed, while still satisfying the Aggregate Transaction Proceeds Condition.

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, IIAC will be treated as the “acquired” company for financial reporting purposes, and Zegna will be the accounting “acquirer.” Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Zegna issuing shares for the net assets of IIAC, accompanied by a recapitalization. The net assets of IIAC will be stated at historical cost, with no goodwill or other intangible assets recorded.

Zegna has been determined to be the accounting acquirer based on the evaluation of the following facts and circumstances:

•	Zegna’s shareholders will hold a majority of the voting power of the combined company;

•	Zegna’s operations will substantially comprise the ongoing operations of the combined company;

•	Zegna’s designees are expected to comprise a majority of the governing body of the combined company;

•	Zegna’s senior management will comprise the senior management of the combined company; and

•	Zegna is the larger entity, in terms of substantive operations and employee base.

It has been determined that IIAC does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, hence the transaction is accounted for within the scope of IFRS 2 (“Share-based payment”). In accordance with IFRS 2, the difference in the fair value of Zegna’s equity instruments deemed issued to IIAC shareholders, over the fair value of identifiable net assets of IIAC represents a service for listing and is accounted for as a share-based payment which is expensed as incurred.

Appraisal Rights

The Cayman Islands Companies Act prescribes when shareholder appraisal rights are available and sets limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise the rights of redemption as set out herein, and the IIAC Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represents the fair value of those shares.

Section 238. (1) of the Cayman Islands Companies Act provides that a member of a constituent company incorporated thereunder shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

Section 239. (1) of the Cayman Islands Companies Act provides that no rights under section 238 of the Cayman Islands Companies Act shall be available in respect of the shares of any class for which an open market exists on a recognised stock exchange or recognised interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5) of the Cayman Islands Companies Act, provided that such section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 of the Cayman Islands Companies Act to accept for such shares anything except: (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognised interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

IIAC shareholders who are considering exercising dissenter’s rights are advised to consult appropriate legal counsel.

United Kingdom Tax Consequences to Zegna Merger Sub and IIAC of the Merger

It is contemplated that, pursuant to the Merger, Zegna Merger Sub, which is a newly incorporated company under the laws of the Cayman Islands, will merge with and into IIAC (which is also a Cayman Islands incorporated company) with IIAC as the surviving company, in accordance with applicable corporate law in the Cayman Islands. Following the completion of the Merger, IIAC will remain in existence.

Zegna Merger Sub and IIAC, whilst both incorporated in the Cayman Islands, each assesses itself as resident for corporation tax purposes in the United Kingdom by virtue of the United Kingdom’s being the location from which the ‘central management and control’ of each company is exercised. Accordingly, profits or losses of Zegna Merger Sub and IIAC, whether revenue or capital in nature, are prima facie subject to UK corporation tax.

Upon the completion of the Merger, all of the existing assets (and any liabilities) of Zegna Merger Sub will vest in IIAC as the Surviving Company. This vesting should be considered a disposal for UK tax purposes. Zegna Merger Sub has only been in existence since a time shortly before the Business Combination Agreement was entered into, and it will not undertake any activity during the period from its incorporation to the Merger. It does not have any material assets, and so no material taxable chargeable gain is expected to arise for UK corporation tax purposes.

Certain Unaudited Zegna Prospective Financial Information

Zegna is currently a privately held company and does not, as a matter of course, publish projections as to future performance, earnings, financial condition or other results due to, among other things, the inherent unpredictability of the underlying assumptions and estimates. However, in connection with its consideration of the potential business combination with Zegna, IIAC and Mediobanca, financial advisor to the IIAC Board were provided with certain prospective financial information prepared by the management of Zegna (collectively, and as set forth below, the “Projections”).

The Projections are included in this proxy statement/prospectus solely to provide IIAC’s stockholders with information regarding the IIAC Board’s consideration and reasons for approving the proposed business combination. The Projections should not be viewed as public guidance.

The Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, under U.S. GAAP or IFRS. Neither Zegna’s or IIAC’s independent auditors, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Projections for the purpose of inclusion herein, and accordingly, no such auditors and accountants have expressed any opinion or provided any other form of assurance with respect to the prospective financial information contained in the Projections or its achievability, and assume no responsibility for, and disclaim any association with, the Projections included in this document.

The Projections include certain financial measures that are different from the financial measures used under IFRS. Such financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. Zegna’s calculation of such financial measures may also differ from those measures as presented by others in the industry and are not necessarily comparable with similarly titled measures used by other companies.

Certain of the measures forming part of the Projections, labeled as “core” measures, exclude certain businesses of Zegna that are expected to be divested (by way of one or more demergers or other transfers) prior to the consummation of the Transaction as part of the Disposition. Such prospective “core” measures exclude, in addition to the Disposition, the impact of the following transactions occurred after December 31, 2020 (unless otherwise indicated): (a) the purchase of a 60% equity interest in Tessitura Ubertino S.r.l., which was consummated on June 4, 2021; and (b) the purchase of a 40% equity interest in Filati Biagioli Modesto S.p.A. (which was consummated on July 14, 2021). The word “core” associated with non-IFRS measures included among the Projections has no other meaning but the one described above.

The Projections were prepared by Zegna management based on their good faith estimates and assumptions with respect to the expected future financial performance of Zegna at the time the Projections were prepared and speak only as of that time.

The Projections were based on numerous variables and assumptions made by Zegna’s management at the time prepared with respect to matters specific to Zegna, including the following material estimates and hypothetical assumptions with respect to the development of the Projections:

•	gradual recovery to pre-COVID conditions by 2023, particularly in the geographies where Zegna has a material presence;

•	continuation of the trend towards luxury casualization;

•	bottoming out of the decline in demand for formalwear, supported by a resilient demand for made-to-measure products;

•	prevailing foreign exchange rates and interest rates as of the date of the projections;

•

all of Zegna’s material contractual relationships remaining in force in accordance with their existing terms for the applicable contract periods and the applicable counterparties abiding by their obligations under such agreements; and increases in gross sales attributable to continued strength in existing categories supplemented by growth in new product categories through partnerships;

•	maintenance and enhancement of existing brand power which will enable pricing flexibility to offset cost inflation, consistent with past practices;

•	expected investment to strengthen IT infrastructure and expand global retail network;

•	incurrence of additional costs related to operating as a public company;

•

other general business and market assumptions, including maintaining strong relationships with current customers and suppliers; the historical performance of Zegna; current and anticipated market position relative to its peers; and other future prospects of Zegna as a whole; and

•	exclusion of impairment of assets or equity, effect of changes in applicable laws, changes in accounting standards, future tax litigation or settlements, or business or asset disposals.

The Projections are forward-looking and reflect numerous estimates and assumptions with respect to Zegna’s business, financial condition and results of operations. Any changes in such factors may cause the Projections or the underlying assumptions to be inaccurate. Important factors that may affect actual results include, but are not limited to, risks and uncertainties relating to industry performance, general business, economic, regulatory, market and financial conditions and other future events, including among others, risks and other factors described under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” As a result, there can be no assurance that any of the Projections will be realized or that actual results will not be significantly different from those projected.

Since the Projections cover multiple years, such information by its nature becomes less reliable with each successive year. The forecasts set out below do not give effect to the Business Combination.

The Projections were prepared solely for internal use to assist the IIAC Board in connection with its evaluation of the Business Combination and Mediobanca for its use in preparing the fairness opinion described under “The Business Combination—Opinion of IIAC’s Financial Advisor.” Zegna has not warranted the accuracy, reliability, appropriateness or completeness of the Projections to anyone, including IIAC or any of its representatives, including Mediobanca. None of Zegna, IIAC, nor any of their respective representatives has made or makes any representations to any person regarding the ultimate performance of Zegna relative to the Projections. The Projections are not a guarantee of actual future performance. The future financial results of Zegna may differ materially from those expressed in the Projections due to factors beyond Zegna’s ability to control. Should any of the assumptions mentioned above suffer a significant negative impact, Zegna’s financial results, including projected revenues, Adjusted EBIT and Adjusted EBITDA, may differ materially from its expectations. If actual results differ from our estimates, analysts may negatively react and our stock price could be materially impacted.

The Projections are not included in this proxy statement/prospectus in order to induce any IIAC stockholders to vote in favor of any of the proposals at the General Meeting.

You should review the financial statements of Zegna included in this proxy statement/prospectus, as well as the financial information in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and you should not rely on any single financial measure.

The key elements of the Projections provided by management of Zegna to IIAC are summarized in the tables below:

	Core revenues
	Years ending December 31,
(€ million)	2021E	2022E	2023E
Zegna segment	985	1,082	1,179
Thom Browne segment	230	268	306
Eliminations	(8)	(8)	(9)

Total	1,207	1,342	1,476

	Core Adjusted EBIT(1)
	Years ending December 31,
(€ million)	2021E	2022E	2023E
Zegna segment	80	96	119
Thom Browne segment	31	46	55

Total	111	142	173

(1)

Adjusted EBIT is a non-IFRS financial measure. Adjusted EBIT is defined as profit/(loss) for the year excluding income taxes, financial income and expenses, exchange gains/(losses), share of equity accounted investment loss, impairments of investments accounted for using the equity method and certain adjustments including certain items of income/(expenses) that impact the comparability of results and are not considered attributable to the normal operational management of the Zegna business. For a historical reconciliation of Adjusted EBIT to the most directly comparable IFRS measure, see “Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures—Adjusted EBIT.”

	Years ending December 31,
(€ million)	2021E	2022E	2023E
Core Adjusted EBITDA(1)	264	312	354

(1)

Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA is defined as is defined as profit/(loss) for the year excluding income taxes, financial income, financial expenses, exchange gains/(losses), share of equity accounted investment loss, impairments of investments accounted for using the equity method, depreciation, amortization and certain adjustments including certain items of income/(expenses) that impact the comparability of results and are not attributable to the normal operational management of the Zegna business. For a historical reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, see “Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures—Adjusted EBITDA.”

(€ million)	As of December 31, 2021E
Core Net Financial Indebtedness(1)	84

(1)

Net financial indebtedness is a non-IFRS financial measure. Net financial indebtedness is defined as the sum of financial borrowings (current and non-current), derivative financial instruments, bonds and loans entered in Other non-current financial liabilities, net of cash and cash equivalents, derivatives financial instruments and other current financial assets. For a historical reconciliation of Adjusted EBIT to the most directly comparable IFRS measure, see “Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures—Net Financial Indebtedness.”

Core revenues evolution by product category	2021E	2023E
Zegna Luxury Leisurewear(1)	423	518
Zegna Leather Accessories(1)	120	165
Zegna Formalwear(1)	249	261
Other Zegna Branded Products(1)	19	27
Thom Browne Segment	230	306
Textile	76	126
Strategic Alliances	75	54
Other(2)	15	19

Total	1,207	1,476

(1)	Zegna Luxury Leisurewear, Zegna Leather Accessories, Zegna Formalwear and Other Zegna Branded Products form part of the Zegna Branded Products product line.
(2)	Other includes eliminations for transactions between the Zegna segment and the Thom Browne segment, and other minor business belonging to the Zegna Segment.

Core revenues evolution by geography	2021E	2023E
Greater China(1)	530	590
Rest of APAC(1)	96	140
EMEA(1)	260	348
Americas(1)	155	200
Textile	76	126
Strategic Alliances	75	54
Other (2)	15	19

Total	1,207	1,476

(1)

Forecast core revenues in each geographical region include revenues relating to the Thom Browne segment and the Zegna Branded Products product line of the Zegna segment. Core revenues corresponding to the Textile product line and Strategic Alliances product line of the Zegna segment are not included.

(2)	Other includes eliminations for transactions between the Zegna segment and the Thom Browne segment, and other minor business belonging to the Zegna Segment.

NEITHER ZEGNA NOR IIAC OR ANY OF THEIR RESPECTIVE AFFILIATES AND REPRESENTATIVES INTENDS TO, AND, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW, EACH OF THEM EXPRESSLY DISCLAIMS ANY OBLIGATION TO, UPDATE, REVISE OR CORRECT THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING OR ARISING AFTER THE DATE SUCH PROJECTIONS WERE GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR OR ANY OF THE PROJECTIONS OTHERWISE WOULD NOT BE REALIZED.

Opinion of IIAC’s Financial Advisor

On July 16, 2021, Mediobanca verbally rendered its opinion to the board of IIAC (which was subsequently confirmed in writing by delivery of Mediobanca’s written opinion dated such date), to the effect that, as of July 16, 2021, based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the consideration to be received by the holders of the ordinary shares of IIAC in connection with the Transactions (the “Transaction Consideration”) (i.e., the post-money equity valuation implied by the number of shares in the registrant received by the holders of the ordinary shares of IIAC) is fair, from a financial point of view, to such holders.

Mediobanca’s opinion was delivered to the board of IIAC for purposes of its evaluation of the Transactions and only addressed the fairness of the Transaction Consideration from a financial point of view to the holders of the ordinary shares of IIAC and did not address any other aspect or implication of the Transactions or any other agreement, arrangement or understanding. The summary of Mediobanca’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex G to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Mediobanca in connection with the preparation of its opinion. However, neither Mediobanca’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the IIAC Board, any security holder or any other person as to how to act or vote, or make any election with respect to any matter relating to the Transactions or otherwise, including, without limitation, whether holders of Class A Shares should redeem their shares or whether any party should participate in the PIPE Financing.

In connection with its opinion, Mediobanca made such analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Mediobanca:

1.	reviewed a draft, dated July 15, 2021, of the Business Combination Agreement;

2.	reviewed the term sheet of the transaction structure for proposed business combination provided by IIAC;

3.	reviewed certain publicly available business and financial information relating to IIAC and Zegna that Mediobanca deemed to be relevant;

4.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Zegna made available to Mediobanca by IIAC, including financial projections for the period 2021-23 prepared by the management of Zegna (the “Financial Projections”);

5.	reviewed the Zegna investor presentation provided by IIAC;

6.	reviewed a Q&A session held with the management of Zegna about the financial performance, value chain, future outlook and strategy of Zegna, provided to Mediobanca by IIAC;

7.	reviewed the bridge to equity as of December 31, 2020 included in the Zegna investor presentation;

8.

spoke with certain members of the management of IIAC and certain of their representatives regarding the business, operations, financial condition and prospects of Zegna, the Transactions and related matters;

9.	compared the financial and operating performance of Zegna with that of companies with publicly traded equity securities that Mediobanca deemed to be relevant;

10.	reviewed publicly available financial and stock market data of certain other companies in lines of business that Mediobanca deemed relevant; and

11.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Mediobanca deemed appropriate.

Mediobanca relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, or publicly available, and did not, and does not, assume any responsibility with respect to such data, material and other information. In addition, Mediobanca assumed that the Financial Projections were reasonably prepared in good faith by the management of Zegna and were based upon assumptions that were reasonable in light of the circumstances under which they were made. Mediobanca assumed that the Financial Projections provided a reasonable basis on which to evaluate Zegna and the Transactions, and Mediobanca used and relied upon the Financial Projections for purposes of its analyses and opinion. Mediobanca expressed no view or opinion with respect to the Financial Projections or the assumptions on which they were based. In addition, for purposes of its financial analysis and its opinion, with the IIAC Board’s consent, Mediobanca (i) did not perform any financial analyses to evaluate the value of IIAC or to derive valuation references ranges for any shares of IIAC for purposes of comparison with the Transaction Consideration or otherwise, and (ii) assumed that the value of each Ordinary Share is equal to $10.00 per share. Mediobanca relied upon, without independent verification, the assessment of IIAC and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. Mediobanca relied upon and assumed, without independent verification, that there had been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of Zegna or IIAC since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Mediobanca that would be material to its analyses or opinion, and that there was no information or any facts at IIAC’s knowledge that would make any of the information reviewed by Mediobanca incomplete or misleading.

Additionally, Mediobanca relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Business Combination Agreement and all other related documents and instruments referred to therein were substantially accurate, (ii) each party to the Business Combination Agreement and such other related documents and instruments would perform all of the covenants and agreements required to be performed by such party substantially in accordance with the terms thereof, (iii) all conditions to the consummation of the Transactions would be satisfied without waiver thereof to the extent such waiver would be material to Mediobanca’s analyses or opinion, and (iv) the Transactions would be consummated substantially in accordance with the terms in the Business Combination Agreement and in such other related documents and instruments, without any amendments or modifications thereto to the extent such amendment or modification would be material to Mediobanca’s analyses or opinion. Mediobanca further relied upon and assumed, without independent verification, that (a) the Transactions would be consummated in a manner that complies in all respects with all applicable foreign, federal, state and local statutes, rules and regulations, and (b) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transactions would be obtained, in each case of (a) and (b) without any adverse effect on Zegna or IIAC, or on any expected benefits of the Transactions that would be material to Mediobanca’s analyses or opinion. Mediobanca also relied upon and assumed, without independent verification, that any adjustments to the Transaction Consideration pursuant to the Business Combination Agreement or otherwise would not be material to Mediobanca’s analyses or opinion. In addition, Mediobanca relied upon and assumed, without independent verification, that the final form of the Business Combination Agreement would conform in all material respects to the draft of the Business Combination Agreement identified above.

Mediobanca was not requested to opine as to, and its opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the IIAC Board, IIAC, its security holders or any other party to proceed with or effect the Transactions; (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transactions or otherwise (other than the Transaction Consideration to the extent expressly specified in the opinion); (iii) the fairness of any portion or aspect of the Transactions other than the Transaction Consideration to the holders of any class of securities, creditors or other constituencies of IIAC, or to any other party; (iv) the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available for IIAC or any other party; (v) the fairness of any portion or aspect of the Transactions to any one class or group of IIAC’s or any other party’s security holders or other constituents vis-à-vis any other class or group of IIAC’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents); (vi) the solvency, creditworthiness or fair value of IIAC, Zegna or any other participant in the Transactions, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; or (vii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of IIAC or Zegna, or any class of such persons, relative to the Transaction Consideration or otherwise. Furthermore, Mediobanca’s opinion did not express any opinion, counsel or interpretation regarding any legal, regulatory, environmental, accounting, insurance or tax matters. Mediobanca assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Mediobanca relied, with the consent of the IIAC Board, on the assessments by the IIAC Board, IIAC, Zegna and their respective advisors, as to legal, regulatory, environmental, accounting, insurance and tax matters with respect to IIAC, Zegna and the Transactions or otherwise. The issuance of Mediobanca’s opinion was approved by a committee authorized to approve opinions of this nature.

Furthermore, in connection with Mediobanca’s opinion, Mediobanca was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any specific assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of IIAC, Zegna or any other party, nor was Mediobanca provided with any such appraisal or evaluation. Mediobanca did not estimate, and did not express any opinion regarding, the liquidation value of any specific entity or business. Mediobanca did not undertake any independent analyses of any potential or actual litigation, regulatory action, or possible unasserted claims, to which IIAC or Zegna was or may be a party, or was or may be subject, or of any governmental investigation of any possible unasserted claims to which IIAC or Zegna was or may be a party, or was or may be subject.

Mediobanca’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Mediobanca as of, the date of its opinion. Mediobanca did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Mediobanca’s attention after the date of its opinion.

Mediobanca was not requested to, and did not, (i) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transactions, the securities, assets, businesses or operations of IIAC, Zegna or any other party, or any alternatives to the Transactions, (ii) negotiate the terms of the Transactions, (iii) advise the IIAC Board, IIAC or any other party with respect to alternatives to the Transactions, or (iv) identify, introduce to the IIAC Board, IIAC or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the Transactions. Mediobanca did not express any opinion as to what the value of Ordinary Shares actually would be when issued in connection with the Transactions pursuant to the Business Combination Agreement or the prices at which the Class A Shares, Class B Shares, the Ordinary Shares or Zegna’s warrants, options or other securities convertible or exchangeable into any of the foregoing, may trade at any time.

Mediobanca’s opinion was addressed exclusively to the IIAC Board for purposes of its evaluation of the Transactions. Therefore, Mediobanca’s opinion: (i) cannot not be used for purposes other than those specified therein, except in accordance with the engagement letter between Mediobanca and IIAC, and (ii) was addressed exclusively to the IIAC Board and therefore does not confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Mediobanca’s express consent. In particular, Mediobanca’s opinion is not and should not be interpreted as a recommendation to the IIAC Board, IIAC, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Transactions or otherwise. Mediobanca’s opinion should not be construed as creating any fiduciary duty on the part of Mediobanca to any party.

In performing its analyses, Mediobanca considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company or business used in Mediobanca’s analyses for comparative purposes is identical to Zegna and an evaluation of the results of those analyses is not entirely mathematical. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful, and in selecting the ranges of multiples to be applied, Mediobanca considered them on the basis of its experience and professional judgment. The estimates contained in the Financial Projections and the implied reference range values indicated by Mediobanca’s analyses are not necessarily indicative of actual or future values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of IIAC or Zegna. Much of the information used in, and accordingly the results of, Mediobanca’s analyses are inherently subject to substantial uncertainty.

Mediobanca’s opinion was only one of many factors considered by the IIAC Board in evaluating the Transactions. Neither Mediobanca’s opinion nor its analyses were determinative of the Transaction Consideration, or of the views of the IIAC Board or the management of Zegna with respect to the Transactions or the Transaction Consideration. The type and amount of consideration payable in the Transactions were determined through negotiation between IIAC and Zegna, and the decision to enter into the Business Combination Agreement was solely that of the IIAC Board.

Financial Analyses

In preparing its opinion to the IIAC Board, Mediobanca performed a variety of analyses, including those described below. The summary of Mediobanca’s analyses is not a complete description of the analyses underlying Mediobanca’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments, which involves determining which financial, comparative or analytical methods to employ and then applying them to the unique facts and circumstances presented. As a consequence, neither Mediobanca’s opinion nor its underlying analyses are readily susceptible to a summary description. Mediobanca arrived at its opinion based on the results of all analyses it undertook and drew conclusions from a holistic assessment. While the results of each analysis were taken into account in reaching Mediobanca’s overall conclusion with respect to the fairness of the Transaction Consideration from a financial point of view to the holders of the ordinary shares of IIAC, Mediobanca did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Mediobanca believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors in isolation could create a misleading or incomplete view of the processes underlying Mediobanca’s analyses and opinion.

The following is a summary of the material financial analyses performed by Mediobanca in connection with the preparation of its opinion and reviewed with the IIAC Board on July 16, 2021. The order of the analyses does not represent relative importance or weight given to those analyses by Mediobanca. The analyses summarized below do not constitute a complete description of the analyses and could create a misleading or incomplete view of Mediobanca’s analyses if considered without taking into account the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis. Mediobanca’s analysis was produced in EUR and converted to USD at an exchange rate of EUR:USD of 1.20.

Trading multiple analyses. Mediobanca reviewed financial and stock market information of a selected group of publicly traded companies operating in the soft luxury segment considering their (i) growth and cash conversion profile, (ii) common customer base, (iii) similar brand positioning and (iv) geographical exposure.

For purposes of this analyses, Mediobanca reviewed a number of financial metrics, in relation to the panel of comparable companies identified, including:

•	“EBIT”, which generally refers to the amount of the relevant company’s earnings before interest and taxes for a specified time period;

•	“EBITDA”, which generally refers to the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period;

•	“Equity Value”, generally, is the market value as of a specified date of the relevant company’s outstanding equity securities; and

•

“Enterprise Value” or “EV”, which refers to the Equity Value plus the value of the relevant company’s net debt, pension liabilities and non-controlling interests minus investments accounted at equity method.

With respect to Zegna, Mediobanca reviewed a number of financial metrics related to the “core” perimeter of the Transactions, which exclude certain businesses that are expected to be divested prior to the consummation of the Transactions, including:

•	“Adjusted EBIT”, which generally refers to the amount of the relevant company’s earnings before interest and taxes for a specified time period, adjusted for certain non-recurring items;

•

“Adjusted EBITDA”, which generally refers to the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period adjusted for certain non-recurring items. IIAC provided Adjusted EBITDA figures while Adjusted EBITDA excluding the application of IFRS 16 figures were computed by Mediobanca on the basis of historical financials of Zegna; and

•	“Core Equity Value”, which is the Equity Value of Zegna including the primary proceeds related to the capital increase to be executed in the context of the Transactions.

To perform the valuation exercise, 2021E and 2022E forward metrics have been considered. 2023E metrics have also been analyzed that confirm and exceed valuation ranges based on 2021E and 2022E multiples. Among the various ratios that can be used for the application of the trading multiples method, Mediobanca deemed EV/EBITDA and EV/EBITDA excluding the application of IFRS-16 as the most appropriate, mainly because EV/EBITDA could be considered as a proxy for cash flow generation and would not be impacted by depreciation and amortization policies, capital structure and tax rates, together with EV/EBIT. Price-to-Earnings (“P/E”) multiples were considered only as a control methodology given the strong earnings volatility due to the outbreak of COVID-19.

The selected companies and corresponding multiples were1:

Company	EV (€m)	EV/EBITDA		EV/EBIT		EV/EBITDA excluding the application of IFRS-16		P/E
		2021E	2022E	2021E	2022E	2021E	2022E	2021E	2022E

LVMH	356,252	18.8x	16.8x	25.1x	22.1x	21.3x	18.7x	36.3x	31.7x

Kering	99,423	16.6x	14.8x	21.9x	18.9x	18.7x	16.4x	30.4x	26.1x

Prada	17,547	16.9x	14.7x	52.3x	35.3x	25.9x	20.5x	74.8x	47.3x

Moncler	14,477	19.0x	15.6x	25.9x	20.8x	22.3x	17.6x	39.6x	31.2x

Burberry	9,879	11.3x	10.2x	18.9x	16.3x	14.9x	12.8x	24.1x	21.8x

Brunello Cucinelli	4,110	23.8x	21.4x	64.1x	45.2x	38.6x	31.9x	108.9x	68.4x

Salvatore Ferragamo	3,401	13.3x	11.1x	51.2x	31.1x	23.6x	16.7x	85.6x	45.3x

Average		17.1x	15.0x	37.0x	27.1x	23.6x	19.2x	57.1x	38.8x

Median		16.9x	14.8x	25.9x	22.1x	22.3x	17.6x	39.6x	31.7x

Min		11.3x	10.2x	18.9x	16.3x	14.9x	12.8x	24.1x	21.8x

Max		23.8x	21.4x	64.1x	45.2x	38.6x	31.9x	108.9x	68.4x

Taking into account the results of the selected companies, Mediobanca applied multiple ranges (based on minimum and median multiples) and derived the following implied Core Equity Value ranges as compared to the proposed Transaction Consideration of $2,497 million:

•	11.3x to 16.9x to Zegna Adjusted EBITDA 2021E, implied Core Equity Value range: $2,947 million – $4,706 million;

•	10.2x to 14.8x to Zegna Adjusted EBITDA 2022E, implied Core Equity Value range: $3,178 million – $4,904 million;

•	18.9x to 25.9x to Zegna Adjusted EBIT 2021E, implied Core Equity Value range: $1,868 million – $2,796 million;

•	16.3x to 22.1x to Zegna Adjusted EBIT 2022E, implied Core Equity Value range: $2,133 million – $3,118 million;

•	14.9x to 22.3x to Zegna Adjusted EBITDA 2021E excluding the application of IFRS-16, implied Core Equity Value range: $2,298 million – $3,494 million; and

•	12.8x to 17.6x to Zegna Adjusted EBITDA 2022E excluding the application of IFRS-16, implied Core Equity Value range: $2,693 million – $3,743 million.

Trading multiples valuation is based on the selection of a panel of comparable companies which, by nature, cannot fully capture the difference between the various companies in terms of competitive positioning, size, business model, vertical integration, investment cycle, growth rates, profitability, product and service offerings, geographic end-markets, and taxation rules, and does not take into account the operating and financial specificities of Zegna.

Discounted cash flow (“DCF”) analyses. A DCF valuation is based on a company’s intrinsic and fundamental growth prospects in the medium term without being affected by stock market sentiment or

[1]	Source: FactSet as of July 13, 2021.

momentum. The DCF method calculates the enterprise value as the net actualized value of its operating activities. This method is based on projections referring to expectations as to future trends, events, results of operations or financial conditions and are based on current beliefs and assumptions of management.

Mediobanca performed a DCF analyses by calculating the estimated net present value of the projected unlevered, after-tax free cash flows for the fiscal years ending 2021 to 2026, and the estimated net present value of the terminal value. The projected unlevered, after-tax free cash flows were derived from (i) the Financial Projections prepared by the management of Zegna for the period 2021 to 2023, and (ii) scenario analyses for the period 2024 to 2026.

In performing the DCF analyses, Mediobanca selected a range of weighted average cost of capital (“WACC”) for Zegna between 7.4% and 8.4% based on its professional judgment and expertise, taking into account a capital asset pricing model (“CAPM”) for Zegna’s cost of equity based on an analysis of Zegna’s characteristics and the selected comparable companies. For the perpetual growth rate (“G”), Mediobanca selected a range between 2.75% and 3.25% based on its professional judgement and expertise, taking into consideration the long-term growth rates of the comparable companies and the industry. These analyses indicated an implied Core Equity Value reference range of approximately $2,149 million (WACC of 8.4% and G of 2.75%) to $2,974 million (WACC of 7.4% and G of 3.25%) for Zegna as compared to the proposed Transaction Consideration of $2,497 million.

M&A transactions analyses. Mediobanca also investigated an analysis of M&A transaction multiples but such multiples were not considered as part of Mediobanca’s financial analysis for its opinion given that such transactions generally include a control premium which is not applicable in the context of the Transactions where the existing Zegna shareholders will retain a controlling stake after the closing. In addition, minority transaction multiples were investigated but not considered in Mediobanca’s financial analysis for its opinion due to the lack of a relevant sample of targets comparable to Zegna. In both cases, their application was not relevant to 2020 or last twelve month figures given the impact of COVID-19 on the overall sector. Moreover, such transactions were generally incomparable with the Transactions given different accounting methodologies utilized for each transaction, in particular given the impact on financial metrics including and excluding the application of IFRS 16.

Other Matters

Mediobanca and its U.S. broker-dealer subsidiary, Mediobanca Securities USA LLC, were engaged by IIAC to provide an opinion to the IIAC Board of IIAC as to the fairness, from a financial point of view, to the holders of ordinary shares of IIAC of the Transaction Consideration to be received by such holders in connection with the Transaction pursuant to the Business Combination Agreement. IIAC engaged Mediobanca based on Mediobanca’s experience and reputation. Mediobanca is regularly engaged to provide valuation analysis and render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes. Pursuant to its engagement by IIAC, Mediobanca is entitled to a fee in line with market practice for this kind of service. Half of the fee shall be paid upon the earlier of the completion of the Transactions or December 31, 2021, and the remaining portion shall be paid at the completion of the Transactions. IIAC has also agreed to reimburse Mediobanca for certain expenses and to indemnify Mediobanca, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Mediobanca’s engagement.

Mediobanca acts as financial advisor to the IIAC Board and therefore it did not provide and will not provide any advisory services related to legal, accounting, taxation, industrial, strategic, environmental and/or any other technical subject and/or related to the due diligence. Any power of a financial advisor to bind the IIAC Board in any way regarding decisions on the Transactions was expressly excluded and Mediobanca’s opinion was based on the assumption that the Transactions and its terms and conditions have been or will be evaluated by the members of the IIAC Board independently. Mediobanca, other than providing its opinion, has not acted as a financial advisor to any party to the Transactions. Mediobanca is part of a leading banking group that carries out, among other things, private and investment banking, asset management, financial advisory services, trading and lending activities for different types of institutions and clients. Mediobanca and its group companies are also involved in a wide range of financial transactions, both as principal and as agent, and could in the normal course of business, provide to Investindustrial (including its affiliates, funds (managed or advised by it or by such affiliates) or subsidiaries of such funds), IIAC or Zegna (or affiliates thereof), the aforementioned services and activities. In the context of its trading activities, Mediobanca could trade Investindustrial’s, IIAC’s or Zegna’s financial securities both as principal and as agent. In the last two years Mediobanca (i) has carried out financial advisory services and lending and derivatives services for Investindustrial and (ii) has structured different transactions and products (equity solutions) in the context of other transactions for Investindustrial, and has received fees and commission as a result. On the date of Mediobanca’s opinion, Mediobanca had a lending relationship with Zegna, in relation to which it has received and will receive fees and commissions. For the services provided to Investindustrial and Zegna in the last two years, Mediobanca received fees and commissions of Euro 0.5 million from Zegna and Euro 1.6 million from Investindustrial, including the expected fee for rendering the fairness opinion pursuant to its engagement by IIAC.

MATERIAL TAX CONSIDERATIONS

Material United States Federal Income Tax Considerations to U.S. Holders

The following discussion is a summary of material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) of Class A Shares and IIAC Public Warrants (other than IIAC Sponsor or any of its affiliates), as a consequence of (i) electing to have Class A Shares redeemed for cash if the acquisition is completed, (ii) the Business Combination and/or (iii) the ownership and disposition of Ordinary Shares and Zegna Public Warrants after the Business Combination. This discussion addresses only those U.S. Holders that hold Class A Shares and/or IIAC Public Warrants as a capital asset (generally held for investment). This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances, or to investors subject to special tax rules, such as:

•	Financial institutions;

•	Insurance companies;

•	Mutual funds;

•	Pension plans;

•	S corporations;

•	Broker-dealers;

•	Traders in securities that elect mark-to-market treatment;

•	Regulated investment companies;

•	Real estate investment trusts;

•	Trusts and estates;

•	Tax exempt organizations (including private foundations);

•

Investors that hold Class A Shares or IIAC Public Warrants or who will hold Ordinary Shares or Zegna Public Warrants as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes;

•	Investors subject to the alternative minimum tax provisions of the U.S. Tax Code;

•	U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar;

•	U.S. expatriates;

•	Investors subject to the U.S. “inversion” rules;

•

U.S. Holders owning or considered as owning (directly, indirectly or through attribution) 5% (measured by vote or value) or more of IIAC’s stock, or, following the Business Combination, Ordinary Shares;

•	Persons who purchase stock in Zegna as part of the PIPE Financing;

•	Person who received any of IIAC’s stock as compensation; and

•	Persons who are not U.S. Holders, all of whom may be subject to tax rules that differ materially from those summarized below.

This summary does not discuss any U.S. state or local or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax or the Medicare tax on net investment income. In addition, this summary does not address any tax consequences to investors that directly or indirectly hold equity interests in Zegna prior to the Business Combination, including holders of Class A Shares of IIAC Public Warrants that also hold, directly or indirectly, equity interests in Zegna. With respect to the consequences of holding Ordinary Shares or Zegna Public Warrants, this discussion is limited to U.S. Holders who acquire such Ordinary Shares in connection with the Business Combination or as a result of the exercise of a Zegna Public Warrant, and U.S. Holders who acquire such Zegna Public Warrants in connection with the Business Combination.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Class A Shares or IIAC Public Warrants or Ordinary Shares or Zegna Public Warrants, the tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and the partner and certain determinations made at the partner level. A partner of a partnership holding Class A Shares or IIAC Public Warrants or Ordinary Shares or Zegna Public Warrants is urged to consult their tax advisor regarding the tax consequences to them of a redemption, the Business Combination and/or the ownership and disposition of Ordinary Shares and Zegna Public Warrants by them.

This summary is based upon the U.S. Tax Code, the regulations promulgated by the U.S. Department of the Treasury, current administrative interpretations and practices of the U.S. Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS will not assert, or that a court will not sustain a position contrary to any of the tax considerations described below.

For purposes of this discussion, because any IIAC Public Unit consisting of one Class A Share and one-third of one IIAC Public Warrant is separable at the option of the holder, IIAC is treating any Class A Shares and IIAC Public Warrant held by a U.S. Holder in the form of a single unit as separate instruments and is assuming that the unit itself will not be treated as an integrated instrument. Accordingly, the separation of an IIAC Public Unit in connection with the consummation of the Business Combination generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS will not assert, or that a court will not sustain, a contrary position. U.S. Holders of Class A Shares and IIAC Public Warrants are urged to consult their tax advisors concerning the U.S. federal, state, local and any foreign tax consequences of the transactions contemplated by the Business Combination (including any Redemption (as defined below)) with respect to any Class A Shares and IIAC Public Warrants held through an IIAC Public Unit (including alternative characterizations of an IIAC Public Unit).

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Class A Shares or IIAC Public Warrants, or of Ordinary Shares or Zegna Public Warrants, as the case may be, that is:

•	An individual who is a U.S. citizen or resident of the United States;

•

A corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	An estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

A trust (A) the administration of which is subject to the primary supervision of a U.S. court and which as one or more U.S. persons (within the meaning of the U.S. Tax Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Tax Consequences for U.S. Holders Exercising Redemption Rights

The following discussion assumes that any redemption of Class A Shares pursuant to the redemption provisions described in the section entitled “General Meeting of IIAC Shareholders – Redemption Rights” (a “Redemption”) is treated as a transaction that is separate from the other transactions contemplated by the Business Combination.

Such treatment is not free from doubt, particularly if a U.S. Holder elects to redeem some, but not all, of the Class A Shares held by him or her immediately prior to the Business Combination. See “—Tax Consequences of the Merger to U.S. Holders” below for more information. U.S. Holders are urged to consult their tax advisor regarding the tax consequences of electing to redeem some, but not all, of their Class A Shares.

Redemption of Class A Shares

If a U.S. Holder that elects to redeem some or all of his or her Class A Shares in a Redemption, subject to the discussion of the passive foreign investment company (“PFIC”) rules below, the treatment of the transaction for U.S. federal income tax purposes will generally depend on whether the Redemption qualifies as a sale or exchange of the Class A Shares under Section 302 of the U.S. Tax Code taxable as described below under the heading “—Taxable Sale or Exchange of Class A Shares,” or as a distribution taxable as described below under the heading “—Taxation of Distributions.” Generally, whether the Redemption qualifies for sale or distribution treatment will depend largely on the total number of shares of IIAC’s stock treated as held by the U.S. Holder (including any stock constructively owned by the U.S. Holder as result of owning IIAC Public Warrants and taking into account any ownership in Ordinary Shares and/or Zegna Public Warrants immediately after the Business Combination) relative to all of the Class A Shares held or treated as held by the U.S. Holder immediately before such Redemption. A Redemption of Class A Shares generally will be treated as a sale of Class A Shares (rather than as a distribution) if the Redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder generally takes into account not only stock actually owned by the U.S. Holder, but also shares of IIAC’s stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include Class A Shares that could be acquired pursuant to the exercises of any IIAC Public Warrants held by it (and, after the completion of the Business Combination, Ordinary Shares, which could be acquired by exercise of the Zegna Public Warrants).

In order to meet the “substantially disproportionate” test, the percentage of IIAC outstanding voting stock (including the Class A Shares and Ordinary Shares received in exchange therefore) actually and constructively owned by the U.S. Holder immediately following the Redemption of Class A Shares must, among other requirements, be less than 80% of such voting stock actually and constructively owned by the U.S. Holder immediately before the Redemption, and, in any event, the U.S. Holder must own less than 50% of the total combined voting power of all classes of stock entitled to vote of IIAC immediately after the Redemption.

There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of IIAC’s stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of IIAC’s stock actually owned by the U.S. Holder are redeemed, and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members, the U.S. Holder does not constructively own any other stock and certain other requirements are met.

A Redemption of the Class A Shares generally will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether the Redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over the corporation’s affairs may constitute such a “meaningful reduction.” If none of the foregoing tests are satisfied, then the Redemption generally will be treated as a distribution and the tax effects will be described below under “—Taxation of Distributions.”

U.S. Holders of Class A Shares considering exercising their Redemption rights are urged to consult their tax advisors to determine whether the Redemption of Class A Shares would be treated as a sale or as a distribution under the U.S. Tax Code.

Taxable Sale or Exchange of Class A Shares

Subject to the discussion of the PFIC rules below, if any Redemption qualifies as a sale of a Class A Share (rather than a distribution with respect to such Class A Share), a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the cash received in the Redemption of such Class A Share and (ii) the U.S. Holder’s adjusted tax basis in such Class A Share. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A Share exceeds one year. A U.S. Holder’s adjusted tax basis in a Class A Share generally will equal the U.S. Holder’s acquisition cost of such share (which, if such share was acquired as part of a unit, is the portion of the purchase price of the unit allocated to such share or, if such share was received upon exercise of an IIAC Public Warrant, the initial basis of the Class A Share upon exercise of the IIAC Public Warrant (generally determined as described below in “—Tax Consequences of Ownership and Disposition of Ordinary Shares and Zegna Public Warrants—Exercise or Lapse of a Zegna Public Warrant”)). Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations.

Taxation of Distributions

Subject to the PFIC rules discussed below, if a Redemption of a Class A Share is taxable as a distribution for U.S. federal income tax purposes, such distribution generally will be taxable as a dividend to the extent paid from IIAC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of IIAC’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Class A Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A Shares and will be treated as described above under “—Taxable Sale or Exchange of Class A Shares.” Amounts treated as dividends that IIAC pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax law currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be treated as “qualified dividends” that are taxed at the lower applicable long-term capital gains rate only if the Class A Shares are readily tradable on an established securities market in the United States, IIAC is not treated as a PFIC at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. Because it is uncertain as to whether IIAC has been, or currently is, a PFIC and no assurance can be given with respect to IIAC’s status as a PFIC (as discussed below under “—PFIC Considerations”), dividends IIAC pays to a non-corporate U.S. Holder should not be expected to constitute “qualified dividends” that would be taxable at a reduced rate.

U.S. HOLDERS OF CLASS A SHARES CONTEMPLATING THE EXERCISE OF REDEMPTION RIGHTS ARE URGED TO CONSULT THEIR TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

Tax Consequences of the Merger to U.S. Holders

Subject to the discussion below under the heading “—PFIC Considerations,” due to the Share Repurchase, which will be funded in large part by IIAC’s Trust Account assets, it is not expected that the Merger will qualify as a tax-deferred “reorganization” within the meaning of Section 368(a) of the U.S. Tax Code. In addition, although not entirely clear, because the beneficial owners of Class A Shares (together with other transferors of property to Zegna in connection with the Business Combination) are not expected to be treated as owning 80% or more of the Ordinary Shares immediately following the Merger or Business Combination, the Merger is not expected to constitute a tax-deferred exchange within the meaning Section 351 of the U.S. Tax Code. On this basis, the Merger is expected to be taxable to U.S. Holders of Class A Shares and IIAC Public Warrants.

Assuming that U.S. Holders of Class A Shares and/or IIAC Public Warrants are required to recognize gain or loss, a U.S. Holder generally would recognize gain in an amount equal to the excess of (i) the sum of the fair market value of the Ordinary Shares and/or Zegna Public Warrants received by such U.S. Holder, over (ii) such U.S. Holder’s adjusted tax basis in the Class A Shares and/or IIAC Public Warrants exchanged therefor. Subject to the discussion under the heading “—PFIC Considerations” below, any such gain would generally be capital gain, and would be long-term capital gain if the U.S. Holder’s holding period for the Class A Shares and/or IIAC Public Warrants is more than one year at the time of the Merger. In either case described in the previous sentence, the U.S. Holder’s tax basis in the Ordinary Shares and/or Zegna Public Warrants received in the exchange would be equal to the fair market value of such Ordinary Shares and/or Zegna Public Warrants at the time of the Merger (determined in U.S. dollars at the spot rate in effect at the time of the Merger).

The discussion contained herein does not specifically address all of the consequences to U.S. Holders who hold different blocks of Class A Shares or IIAC Public Warrants (generally, Class A Shares or IIAC Public Warrants purchased or acquired on different dates or at different prices), and holders of Class A Shares that choose to have some, but not all, of their Class A Shares redeemed as part of a Redemption. U.S. Holders of Class A Shares or IIAC Public Warrants are urged to consult their tax advisors to determine how the U.S. federal income tax rules apply to them.

PFIC Considerations

As discussed more fully below under “—Tax Consequences of Ownership and Disposition of Ordinary Shares and Zegna Public Warrants - Passive Foreign Investment Company Rules,” if IIAC is a PFIC for any taxable year, U.S. Holders of Class A Shares or IIAC Public Warrants may be subject to adverse U.S. federal income tax consequences with respect to dispositions of, and distributions with respect to, IIAC’s stock, and may be subject to additional reporting requirements.

In general, IIAC would be a PFIC for a taxable year if either (i) 75% or more of its income constitutes “passive income” or (ii) 50% or more of its assets produce “passive income” or are held for the production of passive income. Passive income generally includes interest, dividends and other investment income. There are certain exemptions that remove a foreign corporation from status as a PFIC, regardless of its income or assets. One exemption is the start-up exception, which is discussed below.

Because IIAC is a blank check company, with no current active business, IIAC believes that it is likely that it will meet the PFIC asset or income test for its current taxable year. However, pursuant to the start-up exception, a foreign corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to IIAC is uncertain and will not be known until after the close of its current taxable year (or possibly not until after the close of the first two taxable years following such start-up year, as described under the start-up exception). Following the Business Combination, IIAC may still meet one of the PFIC tests depending on, among others, the amount of its passive income and assets. IIAC’s actual PFIC status for its current taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to IIAC’s status as a PFIC for its current taxable year or any future taxable year.

In the event IIAC is determined to be a PFIC, any income or gain recognized by a U.S. Holder electing to have its Class A Shares redeemed would generally be subject to a special tax and interest charge if such U.S. Holder does not make either a qualified electing fund (“QEF”) election or a mark-to-market election for IIAC’s first taxable year as a PFIC in which such U.S. Holder holds (or is deemed to hold) such shares, or a QEF election along with an applicable purging election (collectively, the “PFIC Elections”). These rules are described more fully below under “—Tax Consequences of Ownership and Disposition of Ordinary Shares and Zegna Public Warrants - Passive Foreign Investment Company Rules.”

In addition, Section 1291(f) of the U.S. Tax Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC recognizes gain (but not loss) notwithstanding any other provision of the U.S. Tax Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the U.S. Tax Code. However, Treasury Regulations under Section 1291(f) of the U.S. Tax Code were proposed in 1992 with a retroactive effective date. If finalized in their current form, such proposed Treasury Regulations would (assuming that, contrary to IIAC’s expectation, the Merger is eligible for tax-deferred “reorganization” treatment under the U.S. Tax Code) require a U.S. Holder of Class A Shares to recognize gain (which would generally be subject to the special tax and interest charge) if (i) IIAC was classified as a PFIC at any time during such U.S. Holder’s holding period of such shares; (ii) the U.S. Holder did not timely make any of the PFIC Elections; and (iii) Zegna was not a PFIC in the taxable year that includes the day after the Merger. Zegna does not believe that it will be treated as a PFIC for U.S. federal income tax purposes immediately following the Business Combination.

The application of the PFIC rules to IIAC Public Warrants is unclear. A proposed Treasury Regulation issued under these rules generally treats an “option” (which would include an IIAC Public Warrant) to acquire the stock of a PFIC as stock of the PFIC, while final Treasury Regulations issued under these rules provide that the holder of an option is not entitled make the PFIC Elections. If the Treasury Regulations were to apply to a U.S. Holder of IIAC Public Warrants, any gain recognized by a U.S. Holder on the deemed receipt of Zegna Public Warrants could be subject to the special tax and interest charge. In addition, if finalized in their current form, proposed Treasury Regulations under Section 1291(f) may require a U.S. Holder of IIAC Public Warrants to recognize gain (which would generally be subject to the special tax and interest charge) on a deemed exchange of IIAC Public Warrants for Zegna Public Warrants, even if the exchange would have otherwise qualified for non-recognition treatment.

It is difficult to predict if the proposed Treasury Regulations under the PFIC rules will be finalized, whether such proposed Treasury Regulations will be adopted in their current form, and whether any such Treasury Regulations, as finally adopted, would be retroactive to the date of the Business Combination.

The rules dealing with PFICs discussed above are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders are strongly urged to consult their tax advisor concerning the application of the PFIC rules to their exchange of Class A Shares and/or IIAC Public Warrants under their particular circumstances, including as a result of PFIC Elections such U.S. Holders may have made (or may wish to make for the taxable year including the Business Combination).

Tax Consequences of Ownership and Disposition of Ordinary Shares and Zegna Public Warrants

Dividends and Other Distributions on Ordinary Shares

Subject to the PFIC rules discussed below under the heading “—Passive Foreign Investment Company Rules,” distributions on Ordinary Shares generally will be taxable as dividends for U.S. federal income tax purposes to the extent paid from Zegna’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Zegna’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A Shares and will be treated as described below under the heading “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Zegna Public Warrants.” The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent), which, as described below under the heading “Material Dutch Tax Considerations—Zegna Shares and

Zegna Public Warrants” and “—Material Italian Tax Considerations—Ordinary Shares and Zegna Public Warrants,” is expected to be in respect of Italian, and not Dutch, taxes, provided that certain conditions as set forth under the heading “—Material Dutch Tax Considerations—Zegna Shares and Zegna Public Warrants” are met and such distribution is made to a Qualifying Non-Dutch Resident (as defined and explained under the prior-mentioned heading). Zegna does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles, and accordingly, U.S. Holders should expect to generally treat distributions on Ordinary Shares as dividends. Any amount treated as dividend income will be treated as foreign-source dividend income. Amounts treated as dividends that Zegna pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be eligible for treatment as “qualified dividend income” and taxed at the lower applicable long-term capital gains rate only if, among others: (i) Ordinary Shares are readily tradable on an established securities market in the United States or Zegna is eligible for benefits under an applicable tax treaty with the United States; (ii) Zegna is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year; and (iii) certain holding period requirements are met. The Ordinary Shares are intended to be listed on the NYSE, so the first of these requirements is expected to be met. The amount of any dividend distribution paid in Euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Subject to applicable limitations, Italian income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the applicable treaty with the United States will be eligible for credit against a U.S. treaty beneficiary’s U.S. federal income tax liability. Subject to certain complex limitations, the non-refundable withheld Italian taxes generally will be eligible for credit against a U.S. treaty beneficiary’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may deduct foreign taxes, including any Italian income tax, in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Zegna Public Warrants

Subject to the PFIC rules discussed below under the heading “—Passive Foreign Investment Company Rules,” upon any sale, exchange or other taxable disposition of Ordinary Shares or Zegna Public Warrants, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such Ordinary Share or Zegna Public Warrant (determined as described herein), in each case as calculated in U.S. dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Share exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitation. Gain or loss recognized by a U.S. Holder generally will be treated as U.S. source.

If Ordinary Shares or Zegna Public Warrants are sold, exchanged, redeemed, retired or otherwise disposed of in a taxable transaction in exchange for Euro, the amount realized generally will be the U.S. dollar value of the Euro received based on the spot rate in effect on the date of sale, exchange, redemption, retirement or other taxable disposition. If a U.S. Holder is a cash method taxpayer and the Ordinary Shares and/or Zegna Public Warrants are traded on an established securities market, Euro paid or received will be translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. An accrual method taxpayer may elect the same treatment with respect to the purchase and sale of Ordinary Shares or Zegna Public Warrants traded on an established securities market, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Euro received on the sale or other disposition of an Ordinary Share or Zegna Public Warrant generally will have a tax basis equal to its U.S. dollar value as determined pursuant to the rules above. Any gain or loss recognized by a U.S. Holder on a sale, exchange, redemption, retirement or other taxable disposition of the Euro will be ordinary income or loss and generally will be U.S. source.

Exercise or Lapse of a Zegna Public Warrant

A U.S. Holder generally will not recognize taxable gain or loss on the acquisition of an Ordinary Share upon exercise of a Zegna Public Warrant for cash. The U.S. Holder’s tax basis in the Ordinary Share received upon exercise of the Zegna Public Warrant generally will be an amount equal to the sum of the U.S. Holder’s initial investment in the Zegna Public Warrant (i.e., its tax basis, calculated in U.S. dollars) and the exercise price. If the exercise price is paid in Euro, a U.S. Holder’s tax basis in respect of the exercise price will be the U.S. dollar value of the Euro paid on exercise, determined at the spot rate on the date of exercise. The U.S. Holder’s holding period for Ordinary Shares received upon exercise of the of a Zegna Public Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Zegna Public Warrant and will not include the period during which the U.S. Holder held the Zegna Public Warrant (or any IIAC Public Warrant exchanged therefor). If a Zegna Public Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the warrant (calculated in U.S. dollars). Such loss will be long-term if the warrant has been held for more than one year and generally will be U.S. source.

Adjustment to Exercise Price

Under Section 305 of the U.S. Tax Code, if certain adjustments are made (or not made) to the number of shares to be issued upon the exercise of a Zegna Public Warrant or to the Zegna Public Warrant’s exercise price, a U.S. Holder may be deemed to have received a constructive distribution with respect to the warrant, which could result in adverse consequences for the U.S. Holder, including the recognition of dividend income (with the consequences generally as described above under the heading “—Dividends and Other Distributions on Ordinary Shares”). The rules governing constructive distributions as a result of certain adjustments with respect to a Zegna Public Warrant are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences any such constructive distribution with respect to a Zegna Public Warrant.

Passive Foreign Investment Company Rules

Significant potential adverse U.S. federal income tax consequences, including certain reporting requirements, generally apply to any United States person who owns shares in a PFIC. Zegna, however, does not expect that it will be a PFIC for the current taxable year or any future taxable year.

The treatment of U.S. Holders of Ordinary Shares and Zegna Public Warrants could be materially different from that described above if Zegna is treated as a PFIC for U.S. federal income tax purposes. A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

As previously stated, Zegna does not expect that it will qualify as a PFIC for U.S. federal income tax purposes for the taxable year that includes the Business Combination, and does not believe that it was a PFIC for its most recent taxable year. Although Zegna’s PFIC status is determined annually, an initial determination that Zegna is a PFIC will generally apply for subsequent years to a U.S. Holder who held Ordinary Shares or Zegna Public Warrants while Zegna was a PFIC, whether or not Zegna meets the test for PFIC status in those subsequent years.

If IIAC is determined to be a PFIC with respect to a U.S. Holder who exchanges Class A Shares or IIAC Public Warrants for Ordinary Shares or Zegna Public Warrants in the Merger, such U.S. Holder did not make any of the PFIC Elections with respect to such Class A Shares and IIAC Public Warrants, and, contrary to expectation, such U.S. Holder was not subject to tax on the receipt of such Ordinary Shares or Zegna Public Warrants as described above or under Section 1291(f) of the U.S. Tax Code, then, although not free from doubt, Zegna would also be treated as a PFIC as to such U.S. Holder with respect to such Ordinary Shares and Zegna Public Warrants even if Zegna did not meet the test for PFIC status in its own right. In addition, if this rule were to apply, such U.S. Holder would be treated for purposes of the PFIC rules as if it held such Ordinary Shares (treated as shares of a PFIC as to such holder) for a period that includes its holding period for the Class A Shares and IIAC Public Warrants exchanged therefor, respectively.

If Zegna is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares or Zegna Public Warrants and, in the case of Ordinary Shares, the U.S. Holder did not make either an applicable PFIC Election (or elections) for the first taxable year of Zegna (or, as applicable IIAC) in which it was treated as a PFIC, and in which the U.S. Holder held (or was deemed to hold) such shares or otherwise, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares or Zegna Public Warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or Zegna Public Warrants;

•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Zegna’s first taxable year in which Zegna is a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

PFIC Elections

In general, if Zegna is determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of Ordinary Shares (but not Zegna Public Warrants) by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of Zegna’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. Holder in which or with which Zegna’s taxable year ends and each subsequent taxable year. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge. However, in order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. Zegna does not expect that it is or will become a PFIC and, therefore, presently does not intend to provide the information necessary for U.S. Holders to make or maintain a QEF election (but can provide no assurance in this regard).

A U.S. Holder may not make a QEF election with respect to its Zegna Public Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such Zegna Public Warrants (other than upon exercise of such Zegna Public Warrants for cash) and Zegna was a PFIC at any time during the U.S. Holder’s holding period of such Zegna Public Warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such Zegna Public Warrants properly makes and maintains a QEF election with respect to the newly acquired Ordinary Shares (or has previously made a QEF election with respect to Ordinary Shares, or Class A Shares, as applicable), the QEF election will apply to the newly acquired Ordinary Shares. Notwithstanding such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Ordinary Shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period that the U.S. Holder held the Zegna Public Warrants), unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. Under another type of purging election, Zegna will be deemed to have made a distribution to the U.S. Holder of such U.S. Holder’s pro rata share of Zegna’s earnings and profits as determined for U.S. federal income tax purposes. In order for the U.S. Holder to make the second election, Zegna must also be determined to be a “controlled foreign corporation” as defined by the U.S. Tax Code (Zegna has not determined whether it is or will be a controlled foreign corporation). As a result of either purging election, the U.S. Holder will have a new basis and holding period in the Ordinary Share acquired upon the exercise of the warrants solely for purposes of the PFIC rules. However, as noted above, Zegna does not expect that it is or will become a PFIC and, therefore, presently does not intend to provide the information necessary for U.S. Holders to make or maintain a QEF election (but can provide no assurance in this regard).

Alternatively, if Zegna is a PFIC and Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder makes a mark-to-market election with respect to such shares for the first taxable year in which it holds (or is deemed to hold) Ordinary Shares and each subsequent taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Ordinary Shares at the end of such year over its adjusted basis in its Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to Zegna Public Warrants.

The mark-to-market election is available only for “marketable stock,” which is, generally, stock that is regularly traded on a national securities exchange that is registered with the U.S. Securities and Exchange Commission, including the NYSE (on which Ordinary Shares are intended to be listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Ordinary Shares under their particular circumstances.

Related PFIC Rules

If Zegna is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if Zegna receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and to provide such other information as may be required by the U.S. Department of the Treasury. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF and mark-to-market elections are complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Ordinary Shares and Zegna Public Warrants, are urged to consult their own tax advisors concerning the application of the PFIC rules to Zegna securities under their particular circumstances.

Loyalty Voting Program and Zegna Special Voting Shares

Loyalty Voting Program

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE RECEIPT, OWNERSHIP OR DISPOSITION OF ZEGNA SPECIAL VOTING SHARES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES AND AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES ARE UNCERTAIN. ACCORDINGLY, U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP AND DISPOSITION OF ZEGNA SPECIAL VOTING SHARES.

Receipt of Zegna Special Voting Shares

The tax consequences of the receipt by a U.S. Holder of Zegna Special Voting Shares is unclear. While distributions of stock are tax-free in certain circumstances, the distribution of Zegna Special Voting Shares would be taxable if it were considered to result in a “disproportionate distribution.” A disproportionate distribution is a distribution or series of distributions, including deemed distributions, that have the effect of the receipt of cash or other property by some shareholders of Zegna and an increase in the proportionate interest of other shareholders of Zegna in Zegna’s assets or earnings and profits. It is possible that the distribution of Zegna Special Voting Shares to a U.S. Holder and a distribution of cash in respect of Ordinary Shares could be considered together to constitute a “disproportionate distribution.” Unless Zegna has not paid cash dividends in the 36 months prior to a U.S. Holder’s receipt of Zegna Special Voting Shares and Zegna does not pay cash dividends in the 36 months following a U.S. Holder’s receipt of Zegna Special Voting Shares, Zegna intends to treat the receipt of Zegna Special Voting Shares as a distribution that is subject to tax as described above in “—Taxation of Dividends.” The amount of the dividend should equal the fair market value of the Zegna Special Voting Shares received. For the reasons stated above, Zegna believes and intends to take the position that the value of each Zegna Special Voting Share is minimal. However, because the fair market value of the Zegna Special Voting Shares is factual and is not governed by any guidance that directly addresses such a situation, the IRS could assert that the value of the Zegna Special Voting Shares (and thus the amount of the dividend) as determined by Zegna is incorrect.

Ownership of Zegna Special Voting Shares

Zegna believes that U.S. Holders holding Zegna Special Voting Shares should not have to recognize income in respect of amounts transferred to the Zegna Special Voting Shares dividend reserve that are not paid out as dividends. Section 305 of the Code may, in certain circumstances, require a holder of preferred shares to recognize income even if no dividends are actually received on such shares if the preferred shares are redeemable at a premium and the redemption premium results in a “constructive distribution.” Preferred shares for this purpose refer to shares that do not participate in corporate growth to any significant extent. Zegna believes that Section 305 of the Code should not apply to any amounts transferred to the Zegna Special Voting Shares dividend reserve that are not paid out as dividends so as to require current income inclusion by U.S. Holders because, among other things, (i) the Zegna Special Voting Shares are not redeemable on a specific date and a U.S. Holder is only entitled to receive amounts in respect of the Zegna Special Voting Shares upon liquidation, and (ii) Section 305 of the Code does not require the recognition of income in respect of a redemption premium if the redemption premium does not exceed a de minimis amount and, even if the amounts transferred to the special voting shares dividend reserve that are not paid out as dividends are considered redemption premium, the amount of the redemption premium is likely to be “de minimis” as such term is used in the applicable Treasury Regulations. Zegna therefore intends to take the position that the transfer of amounts to the Zegna Special Voting Shares reserve that are not paid out as dividends does not result in a “constructive distribution,” and this determination is binding on all U.S. Holders of Zegna Special Voting Shares other than a U.S. Holder that explicitly discloses its contrary determination in the manner prescribed by the applicable regulations. However, because the tax treatment of the loyalty voting program is unclear and because Zegna’s determination is not binding on the IRS, it is possible that the IRS could disagree with Zegna’s determination and require current income inclusion in respect of such amounts transferred to the Zegna Special Voting Shares dividend reserve that are not paid out as dividends.

Disposition of Zegna Special Voting Shares

The tax treatment of a U.S. Holder that has its Zegna Special Voting Shares redeemed for zero consideration after removing its common shares from the Loyalty Register is unclear. It is possible that a U.S. Holder would recognize a loss to the extent of the U.S. Holder’s basis in its Zegna Special Voting Shares, which should equal the amount that was included in income upon receipt. Such loss would be a capital loss and would be a long-term capital loss if a U.S. Holder has held its Zegna Special Voting Shares for more than one year. It is also possible that a U.S. Holder would not be allowed to recognize a loss upon the redemption of its Zegna Special Voting Shares and instead a U.S. Holder should increase the basis in its Ordinary Shares by an amount equal to the basis in its Zegna Special Voting Shares. Such basis increase in a U.S. Holder’s Ordinary Shares would decrease the gain, or increase the loss, that a U.S. Holder would recognize upon the sale or other taxable disposition of its Ordinary Shares.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE LOYALTY VOTING PROGRAM IS UNCLEAR AND U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS IN RESPECT OF THE CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF ZEGNA SPECIAL VOTING SHARES.

Additional Reporting Requirements

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property to Zegna. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. In addition, certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable U.S. dollar thresholds are required to report information to the IRS relating to such assets, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold Ordinary Shares. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Ordinary Shares.

Treasury Regulations meant to require the reporting of certain tax shelter transactions could be interpreted to cover transactions generally not regarded as tax shelters, including certain foreign currency transactions. Under the applicable Treasury Regulations, certain transactions are required to be reported to the IRS including, in certain circumstances, a sale, exchange, retirement or other taxable disposition of foreign currency, to the extent that such sale, exchange, retirement or other taxable disposition results in a tax loss in excess of a threshold amount. U.S. Holders should consult their tax advisor to determine the tax return obligations, if any, with respect to Ordinary Shares or Zegna Public Warrants, and the receipt of Euro in respect thereof, including any requirement to file IRS Form 8886 (Reportable Transaction Disclosure Statement).

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO ALL U.S. HOLDERS DEPENDING UPON THE PARTICULAR SITUATION. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE DISPOSITION OF CLASS A SHARES AND IIAC PUBLIC WARRANTS IN CONNECTION WITH THE BUSINESS COMBINATION, AND OF THE MERGER, ACQUISITION, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES AND ZEGNA PUBLIC WARRANTS INCLUDING THE TAX CONSEQUENCES UNDER U.S. STATE, LOCAL, ESTATE AND FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

Material United Kingdom Income, Corporation and Capital Gains Tax Considerations to Non-UK Holders

The following discussion is a summary of the material UK income tax, corporation tax and capital gains tax considerations related to the transaction steps outlined in the Business Combination Agreement for holders of Class A Shares and IIAC Public Warrants that are not UK tax residents, specifically non-UK tax resident (i) individuals that do not hold the Class A Shares or IIAC Public Warrants in connection with a UK branch or agency or (ii) corporations that do not hold the Class A Shares or IIAC Public Warrants in connection with a UK permanent establishment. This discussion addresses only those UK income tax, corporation tax and capital gains tax considerations that are relevant to the aforementioned transaction steps. It does not address any taxes other than UK income tax, corporation tax and capital gains tax.

This summary is prepared on the basis of prevailing UK tax legislation applied in England and Wales and HM Revenue & Customs (HMRC) practice (which may not be binding on HMRC) as at the date of this summary, both of which are subject to change, possibly with retrospective effect. It does not discuss potential UK tax considerations arising to any particular holder of Class A Shares or IIAC Public Warrants in IIAC prior to the transaction steps as laid out in the Business Combination Agreement or of Ordinary Shares or Zegna Public Warrants in Zegna following the contemplated steps. Accordingly, investors and prospective investors, either directly or indirectly (e.g., as a partner in a partnership), are urged to consult their own professional advisers as to the possible tax consequences which may arise to them as investors or prospective investors following the conclusion of the contemplated steps.

It is contemplated that, pursuant to the Merger, Zegna Merger Sub, which is a newly incorporated company under the laws of the Cayman Islands and assesses itself as a UK tax resident company, will merge with and into IIAC (which is also a Cayman Islands incorporated company and assesses itself as UK tax resident) with IIAC as the surviving company, in accordance with applicable corporate law in the Cayman Islands. Following the completion of the Merger, IIAC will remain in existence.

Following the Merger, holders of Class A Shares in IIAC will exchange their Class A Shares for Ordinary Shares in Zegna, and holders of IIAC Public Warrants will have their IIAC Public Warrants converted to Zegna Public Warrants. The exchange of Class A Shares may be treated as an exchange (i.e., not a disposal) for UK tax purposes.

To the extent that the intended steps are a disposal for UK tax purposes, provided that IIAC does not own or have any interest in UK real estate and this continues to be the case at the time of the exchange:

•

An individual holder who is not a UK tax resident and does not otherwise hold its Class A Shares or IIAC Public Warrants in connection with a UK branch or agency will not be liable to UK capital gains tax on capital gains realized on a disposal of his or her Class A Shares or IIAC Public Warrants.

•

A company that is not a UK tax resident and does not otherwise hold its Class A Shares or IIAC Public Warrants in connection with a UK permanent establishment will not be liable to UK corporation tax on chargeable gains realized on a disposal of its IIAC Shares or IIAC Public Warrants.

The tax treatment of UK tax resident individuals and companies, and persons that hold Class A Shares or IIAC Public Warrants in connection with a UK branch, agency or permanent establishment, will depend on such holders’ particular circumstances. UK tax residents and those persons with a UK branch, agency or permanent establishment connected to their holding are urged to consult their tax advisors with regard to any possible UK tax consequences that may arise as a result of the Merger and related transactions.

Material Cayman Islands Tax Considerations

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in shares of a Cayman Islands company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of Class A Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of Class A Shares, as the case may be, nor will gains derived from the disposal of the Class A Shares be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect to the issue of shares or on an instrument of transfer in respect of a Class A Share. However, an instrument of transfer in respect of IIAC Shares, including IIAC Warrants, is stampable if executed in or brought into the Cayman Islands.

IIAC has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Law

Undertaking as to Tax Concessions

In accordance with the Tax Concessions Law the following undertaking is hereby given to IIAC:

(a)	that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to IIAC or its operations; and

(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares, debentures or other obligations of IIAC; or

(ii)	by way of the withholding in whole or part, of any relevant payment as defined in the Tax Concessions Law.

These concessions shall be for a period of TWENTY years from the 10th day of September 2020.

Material Dutch Tax Considerations – Zegna Shares and Zegna Public Warrants

Taxation in the Netherlands

The information set out below is a general summary of the material Dutch tax consequences in connection with the acquisition, ownership and transfer of (i) the Ordinary Shares and, if applicable, the Zegna Special Voting Shares (“Zegna Shares”), and/or (ii) the Zegna Public Warrants. This summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant for a particular holder of Zegna Shares and/or Zegna Public Warrants, who may be subject to special tax treatment under any applicable law, nor does this summary intend to be applicable in respect of all categories of holders of Zegna Shares and/or Zegna Public Warrants. For purposes of Dutch tax law, a holder of Zegna Shares and/or Zegna Public Warrants may include an individual or entity who does not have the legal title to the Zegna Shares and/or Zegna Public Warrants, but to whom or to which nevertheless Zegna Shares and/or Zegna Public Warrants or the income therefrom are attributed based on specific statutory provisions or on the basis of such individual or entity having an interest in the Zegna Shares and/or Zegna Public Warrants or the income therefrom.

This summary assumes that Zegna is organized and that its business will be conducted such that Zegna is considered to be tax resident in Italy for purposes of the tax treaty as concluded between the Netherlands and Italy.

The summary is based upon the tax laws of the Netherlands as in effect on the date of this prospectus and as applied and interpreted in case law of the courts of the Netherlands and in administrative guidance of the relevant authorities of the Netherlands, in each case available in printed form on or before such date, without prejudice to any developments or amendments introduced at a later date and implemented with or without retroactive effect. All references in this summary to the Netherlands and Dutch law are to the European part of the Kingdom of the Netherlands and its law, respectively, only. The summary does not address the tax consequences arising in any jurisdiction other than the Netherlands.

As this is a general summary, holders of Zegna Shares and/or Zegna Public Warrants should consult their own tax advisers as to the Dutch or other tax consequences in connection with the acquisition, ownership and transfer of the Zegna Shares and/or Zegna Public Warrants, including, in particular, the application to their particular situations of the tax considerations discussed below.

The description of the Dutch tax consequences set out in this summary is not intended for any holder of Zegna Shares and/or Zegna Public Warrants:

(i)	who holds or that holds a Substantial Interest or deemed Substantial Interest (as defined and explained below) in Zegna;

(ii)

who is an individual and for whom the income or capital gains derived from the Zegna Shares and/or Zegna Public Warrants are attributable to a membership of a management board or a supervisory board, an employment relationship or a deemed employment relationship, the income from which is taxable in the Netherlands;

(iii)	that is an entity that is a resident or deemed to be a resident of the Netherlands and that is not subject to or is exempt, in whole or in part, from Dutch corporate income tax;

(iv)

that is an entity for which the income and/or capital gains derived in respect of the Zegna Shares and/or Zegna Public Warrants are exempt under the participation exemption (deelnemingsvrijstelling) or are subject to the participation credit (deelnemingsverrekening) as set out in the Dutch Corporate Income

Tax Act 1969 (Wet op de vennootschapsbelasting 1969) or for which the income and/or capital gains derived in respect of the Zegna Shares and/or Zegna Public Warrants would have been subject to either the participation exemption or participation credit regime if such holder of Zegna Shares and/or Zegna Public Warrants had been a taxpayer in the Netherlands;

(v)

that is an exempt investment institution (vrijgestelde beleggingsinstelling) or a fiscal investment institution (fiscale beleggingsinstelling) as meant in Articles 6a and 28 of the Dutch Corporate Income Tax Act 1969, respectively; or

(vi)	who is, or that is, not considered the beneficial owner (uiteindelijk gerechtigde) of the Zegna Shares and/or Zegna Public Warrants and/or the income and/or capital gains derived therefrom.

Generally, a holder of Zegna Shares and/or Zegna Public Warrants will have a substantial interest (aanmerkelijk belang) in Zegna if such holder holds, and in the case of individuals, alone or together with his/her partner (statutorily defined term in Dutch tax law) or certain other of his/her relatives or of his/her partner, whether directly or indirectly, the ownership of Zegna Shares representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of Zegna, and/or rights to acquire Zegna Shares (such as the Zegna Public Warrants), whether or not already issued, that represent 5% or more of Zegna’s total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of Zegna, and/or the ownership of certain profit participating certificates that relate to 5% or more of Zegna’s annual profit, and/or 5% of the proceeds upon liquidation of Zegna (a “Substantial Interest”). If a holder of Zegna Shares and/or Zegna Public Warrants does not have a Substantial Interest, a deemed Substantial Interest will be present if (part of) a Substantial Interest has been disposed of, or is deemed to have been disposed of, without recognizing a taxable gain.

A holder of Zegna Shares and/or Zegna Public Warrants may also have a qualifying participation if it does not have a 5% interest but a related entity (a statutorily defined term under Dutch tax law) does, or if Zegna is a related entity (a statutorily defined term under Dutch tax law) of the holder of Zegna Shares and/or Zegna Public Warrants.

Dividend Withholding Tax

Based on Dutch domestic law Zegna is generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by it. However, as long as Zegna will be tax resident in Italy for purposes of the Italy-Netherlands Tax Treaty and, once the MLI enters into effect with respect to the Italy-Netherlands Tax Treaty, subject to meeting the principal purpose test set out in article 7 of the MLI, the following shall apply. Based on case law of the Dutch Supreme Court (in particular BNB 1992/379) the Italy-Netherlands Tax Treaty would in principle preclude the Netherlands from imposing Dutch dividend withholding tax on dividends paid by Zegna to a holder of Zegna Shares who is, or who is deemed to be a Qualifying Non-Dutch Resident. For purposes of this summary a Qualifying Non-Dutch Resident is a Non-Dutch Resident (as defined below) who does not derive profits from an enterprise that is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, and to which enterprise or part of an enterprise, as the case may be, the Zegna Shares are attributable or deemed attributable.

Consequently, dividends paid on the shares to a holder of such Zegna Shares who is, or who is deemed to be, a Qualifying Non-Dutch Resident are in principle not subject to Dutch dividend withholding tax. As a condition for not withholding Dutch dividend withholding tax, Zegna may in its sole discretion decide to require holders of Zegna Shares to submit information, including information certifying their status as a Qualifying Non-Dutch Resident.

However, if and to the extent dividends are paid on the Zegna Shares to a holder of such Zegna Shares who is, or who is deemed to be:

(i)	a Dutch Resident Individual (as defined below) or a Dutch Resident Entity (as defined below); or

(ii)

a Non-Dutch Resident (as defined below) that derives profits from an enterprise, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Zegna Shares are attributable or deemed attributable,

such dividends are generally subject to Dutch dividend withholding tax of 15% imposed by the Netherlands. Generally, the Dutch dividend withholding tax will not be borne by Zegna, but will be withheld by Zegna from the gross dividends paid on the Zegna Shares. The term “dividends” for this purpose includes, but is not limited to:

(i)	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

(ii)

liquidation proceeds, proceeds of redemption of shares or, generally, consideration for the repurchase of shares in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

(iii)

the nominal value of Zegna Shares issued to a holder of Zegna Shares or an increase of the nominal value of Zegna Shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and

(iv)

partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless the general meeting of Zegna has resolved in advance to make such a repayment and provided that the nominal value of Zegna concerned has been reduced by a corresponding amount by way of an amendment of Zegna’s articles of association.

The issuance of an Ordinary Share pursuant to the exercise of a Zegna Public Warrant should in principle not give rise to Dutch dividend withholding tax, provided that (i) (the Euro equivalent of) the exercise price paid in cash is at least equal to the nominal value of the Ordinary Share issuable upon the exercise of such Zegna Public Warrant, or (ii) the nominal value of the Ordinary Share issuable upon the exercise of such Zegna Public Warrant is charged against Zegna’s share premium reserve recognized for Dutch dividend withholding tax purposes. Any payments made by Zegna to the holder of a Zegna Public Warrant, including in connection with the redemption or repurchase of a Zegna Public Warrant, may be subject to Dutch dividend withholding tax at a 15% rate. If any Dutch dividend withholding tax due is not effectively withheld for the account of the relevant holder of a Zegna Public Warrant, Dutch dividend withholding tax shall in principle be due by Zegna on a grossed-up basis, which would make it effectively a cost to Zegna rather than such holder of a Zegna Public Warrant.

The issuance of a Zegna Special Voting Share pursuant to the loyalty voting structure should in principle not give rise to Dutch dividend withholding tax, provided that the nominal value of the Zegna Loyalty Voting Share issued under the loyalty voting structure is charged against the special capital reserve and the special capital reserve is recognized as paid-in capital for Dutch dividend withholding tax purposes.

A holder of Zegna Shares who is, or who is deemed to be, resident in the Netherlands for purposes of Dutch taxation can generally credit the dividend withholding tax against his Dutch income tax or Dutch corporate income tax liability and is generally entitled to a refund of dividend withholding taxes exceeding his aggregate Dutch income tax or Dutch corporate income tax liability, provided certain conditions are met, unless such holder of Zegna Shares is not considered to be the beneficial owner of the dividends. Pursuant to Dutch domestic law, a holder of Zegna Shares who is the recipient of dividends (the “Recipient”) will in any case not be considered the beneficial owner (uiteindelijk gerechtigde) of these dividends for Dutch dividend withholding tax purposes if:

(i)	as a consequence of a combination of transactions, a person or legal entity other than the Recipient wholly or partly, directly or indirectly, benefits from the dividends;

(ii)	such other person or legal entity would:

•	as opposed to the Recipient, not be entitled to an exemption from dividend withholding tax; or

•	in comparison to the Recipient, to a lesser extent be entitled to a credit, reduction or refund of dividend withholding tax; and

(iii)	such other person or legal entity has, directly or indirectly, retained or acquired a similar interest in the Zegna Shares.

The Dutch government has announced that – in view of the decision of the Court of Justice of the European Union in the Sofina case – it intends to introduce a limitation to the credit of Dutch dividend withholding tax against the Dutch corporate income tax liability. If enacted this would mean that the Dutch dividend withholding tax would going forward only be creditable against the Dutch corporate income tax payable. To the extent the Dutch dividend withholding tax would exceed the aggregate Dutch corporate income tax liability, such Dutch dividend withholding tax would no longer be refunded, but carried forward to future years.

Taxes on Income and Capital Gains

Dutch Resident Individuals

A holder of Zegna Shares and/or Zegna Public Warrants who is an individual and who is resident or deemed to be resident in the Netherlands for purposes of Dutch taxation (a “Dutch Resident Individual”), will generally be subject to Dutch personal income tax (inkomstenbelasting) with respect to income and capital gains derived or deemed to be derived from the Zegna Shares and/or Zegna Public Warrants at the progressive rates up to 49.5% (maximum rate for 2021) if:

(i)

the holder derives profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise (other than as an entrepreneur or a shareholder), to which enterprise the Zegna Shares and/or Zegna Public Warrants are attributable or deemed to be attributable; or

(ii)

the holder derives income or capital gains from the Zegna Shares and/or Zegna Public Warrants, as the case may be, that are taxable as benefits from ‘miscellaneous activities’ (resultaat uit overige werkzaamheden, as defined in the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001)), which include the performance of activities with respect to the Zegna Shares and/or Zegna Public Warrants, that exceed regular, active portfolio management (normaal, actief vermogensbeheer) and also include benefits resulting from a lucrative interest (lucratief belang).

If neither condition (i) nor condition (ii) mentioned above applies, a Dutch Resident Individual will generally be subject to Dutch income tax on a deemed return, regardless of the actual income or capital gains derived or deemed derived from the Zegna Shares and/or Zegna Public Warrants. This deemed return is calculated by applying the applicable deemed return percentage(s) to the individual’s yield basis (rendementsgrondslag), insofar this exceeds a certain threshold (heffingvrij vermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets (including, as the case may be, the Zegna Shares and/or Zegna Public Warrants) held by the Dutch Resident Individual less the fair market value of certain qualifying liabilities, both determined on January 1 of the relevant year. The deemed return percentages to be applied to the yield basis increase progressively from 1.90% to 5.69% (rates for 2021), depending on such individual’s yield basis. The deemed return percentages are adjusted annually. The deemed return will be taxed at a rate of 31% (rate for 2021).

Dutch Resident Entities

A holder of Zegna Shares and/or Zegna Public Warrants that is an entity (including for example a partnership or mutual fund, in each case to the extent taxable as a corporate entity) and that is resident or deemed to be resident in the Netherlands for purposes of Dutch taxation (a “Dutch Resident Entity”), will generally be subject to Dutch corporate income tax with respect to income and capital gains derived from the Zegna Shares and/or Zegna Public Warrants with respect to income and capital gains derived or deemed to be derived from the Zegna Shares and/or Zegna Public Warrants at a rate of 15% for the first €245,000 of taxable amount and a rate of 25% for the taxable amount exceeding €245,000 (rates for 2021).

Non-Dutch Residents

A holder of Zegna Shares and/or Zegna Public Warrants who or that is not, nor deemed to be, a Dutch Resident Individual or a Dutch Resident Entity (a “Non-Dutch Resident”), is generally not subject to Dutch corporate income tax or personal income tax with respect to income and capital gains derived from the Zegna Shares and/or Zegna Public Warrants, provided that:

(i)

such Non-Dutch Resident does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Zegna Shares and/or Zegna Public Warrants are attributable or deemed attributable;

(ii)

in case of a Non-Dutch Resident who is an individual, such individual does not derive income or capital gains from the Zegna Shares and/or Zegna Public Warrants, as the case may be, that are taxable as benefits from ‘miscellaneous activities’ performed in the Netherlands, which include the performance of activities in respect of the Zegna Shares and/or Zegna Public Warrants, that exceed regular, active portfolio management and also include benefits resulting from a lucrative interest;

(iii)

in case of a Non-Dutch Resident who is an individual, such individual is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment relationship, to which enterprise the Zegna Shares and/or Zegna Public Warrants or payments in respect of the Zegna Shares and/or Zegna Public Warrants are attributable; and

(iv)

in case of a Non-Dutch Resident that is an entity (including an association, partnership and mutual fund, in each case to the extent taxable as a corporate entity), such entity is neither entitled to a share in the profits of an enterprise nor co-entitled to the net worth of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities, to which enterprise the Zegna Shares and/or Zegna Public Warrants or payments in respect of the Zegna Shares and/or Zegna Public Warrants are attributable.

Gift and Inheritance Taxes

Dutch Residents

Generally, gift taxes (schenkbelasting) and inheritance taxes (erfbelasting) may arise in the Netherlands with respect to a transfer of the Zegna Shares and/or Zegna Public Warrants by way of a gift by, or on the death of, a holder of Zegna Shares and/or Zegna Public Warrants who is resident or deemed to be resident in the Netherlands for the purpose of the Netherlands Gift and Inheritance Tax Act 1956 (Successiewet 1956) at the time of the gift or his/her death.

Non-Dutch Residents

No Dutch gift or inheritance taxes will be levied on the transfer of Zegna Shares and/or Zegna Public Warrants by way of gift by, or on the death of, a holder who is neither resident nor deemed to be resident in the Netherlands for the purpose of the relevant provisions, unless:

(i)

the transfer is construed as an inheritance or bequest, or as a gift made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands for the purpose of the relevant provisions;

(ii)	such holder dies while being resident or deemed resident in the Netherlands within 180 days after the date of a gift of the Zegna Shares and/or Zegna Public Warrants; or

(iii)	the gift is made under a condition precedent and such holder is or is deemed to be resident in the Netherlands at the time the condition is fulfilled.

For purposes of the Netherlands Gift and Inheritance Tax Act 1956, an individual who is of the Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual will, irrespective of his nationality, be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. The same twelve-month rule may apply to entities that have transferred their seat of residence out of the Netherlands. Applicable tax treaties concluded by the Netherlands may override such deemed residency.

Value Added Tax

No Dutch value added tax (omzetbelasting) will be payable by a holder of Zegna Shares and/or Zegna Public Warrants in connection with the acquisition, ownership and transfer of the Zegna Shares and/or Zegna Public Warrants (other than value added tax due on fees payable in respect of additional services not exempt from Dutch value added tax).

Other Taxes and Duties

No Dutch registration tax, stamp duty or any other similar tax or duty, other than court fees, will be payable in the Netherlands by a holder of Zegna Shares and/or Zegna Public Warrants in connection with the acquisition, ownership and transfer of the Zegna Shares and/or Zegna Public Warrants.

Residence

A holder of Zegna Shares and/or Zegna Public Warrants will not become or be deemed to become a resident of the Netherlands solely by reason of holding such Zegna Shares and/or Zegna Public Warrants.

Material Italian Tax Considerations – Ordinary Shares and Zegna Public Warrants

Taxation in Italy

The information set out below is a general summary of the material Italian tax consequences connected with the acquisition, ownership and transfer of the Ordinary Shares and/or the Zegna Public Warrants and, if applicable, Zegna Special Voting Shares.

This summary does not purport to be a comprehensive description of every aspect of Italian taxation that may be relevant in the hands of a particular holder of the Ordinary Shares and/or the Zegna Public Warrants, and, if applicable, Zegna Special Voting Shares, who may be subject to special treatment under the applicable law, nor does this summary intend to be applicable in all respects to all categories of holders of the Ordinary Shares, Zegna Special Voting Shares and/or Zegna Public Warrants. For purposes of Italian tax law, a holder of the Ordinary Shares and/or the Zegna Public Warrants may include an individual or entity who does not have the legal title to the Ordinary Shares and/or the Zegna Public Warrants, but to whom or to which nevertheless the Ordinary Shares and/or the Zegna Public Warrants or the income therefrom are attributed based on specific statutory provisions or on the basis of such individual or entity having an interest in the Ordinary Shares and/or the Zegna Public Warrants or the income therefrom.

This summary assumes that the Ordinary Shares will be listed on a regulated market, qualified as such for Italian tax purposes. This summary also assumes that Zegna is organized and that its business will be conducted such that Zegna is considered to be tax resident in Italy for purposes of the tax treaty as concluded between the Netherlands and Italy. A change to the organizational structure or to the manner in which Zegna conducts its business may invalidate the contents of this section, which will not be updated to reflect any such change.

This summary is based upon the tax laws of the Republic of Italy and upon the case law/practice (unpublished case law/practice is not included) as it stands at the date of this prospectus. The law upon which this description is based is subject to change, potentially with retroactive effect. Any such change may invalidate the contents of this description, which will not be updated to reflect this change. The summary does not address the tax consequences arising in any jurisdiction other than Italy.

As this is a general summary, holders of the Ordinary Shares, Zegna Special Voting Shares and/or the Zegna Public Warrants should consult their own tax advisers as to the Italian or other tax consequences connected with the acquisition, ownership and transfer of the Ordinary Shares, Zegna Special Voting Shares and/or the Zegna Public Warrants, including, in particular, the application to their particular situations of the tax considerations discussed below.

For purposes of this section, the following terms have the meaning defined below:

•	“CITA”: Presidential Decree No. 917 of December 22, 1986 (the Consolidated Income Tax Act);

•	“EEA State”: a State that is party to the European Economic Area Agreement;

•	“Finance Act 2017”: Law No. 232 of December 11, 2016;

•	“Finance Act 2018”: Law No. 205 of December 27, 2017;

•	“Finance Act 2019”: Law No. 145 of December 30, 2018;

•	“Finance Act 2020”: Law No. 160 of December 27, 2019;

•	“Finance Act 2021”: Law No. 178 of December 30, 2020;

•	“IRES”: Italian corporate income tax;

•	“IRAP”: Regional Tax on productive activities;

•

“Italian White List”: the list of Countries and territories allowing a satisfactory exchange of information with Italy (i) currently included in the Italian Ministerial Decree of September 4, 1996, as subsequently amended and supplemented or (ii) once effective in any other decree or regulation that will be issued in the future to provide the list of such countries and territories (and that will replace Ministerial Decree of September 4, 1996), including any Country or territory that will be deemed listed therein for the purpose of any interim rule;

•

“Non-Qualified Holdings”: holdings of the Ordinary Shares, including the Zegna Public Warrants and any other rights or securities through which Ordinary Shares may be acquired, other than Qualified Holdings;

•

“Qualified Holdings”: holdings of the Ordinary Shares, including the Zegna Public Warrants and any other rights or securities through which the Ordinary Shares may be acquired, that represent, in case of shares listed on regulated markets, either (i) more than 2% of the overall voting rights exercisable at ordinary shareholders’ meetings or (ii) an interest in Zegna’s issued and outstanding capital exceeding 5%; and

•

“Transfer of Qualified Holdings”: transfers of the Ordinary Shares, including the Zegna Public Warrants and any other rights or securities through which the Ordinary Shares may be acquired, that exceed, over a period of 12 (twelve) months, the threshold for qualifying as Qualified Holdings. The twelve-month period starts from the date when the shares, securities and the rights owned represent a percentage of voting rights or interest in Zegna’s capital that exceeds the aforesaid thresholds. In case of rights or securities through which the Ordinary Shares may be acquired, the percentage of voting rights or interest in Zegna’s capital potentially attributable to the holding of such rights and securities is taken into account.

Finance Act 2018 materially changed the tax regime applicable to dividends and capital gains from Qualified Holdings received or realized by Italian resident persons not engaged in a business activity and by non-resident persons without a permanent establishment in Italy. This section only describes the tax regime applicable to (i) dividends paid out of profits that Zegna has realized as of fiscal year 2018, and (ii) capital gains realized on the shares as of January 1, 2019.

Finance Act 2018 provides for an interim regime that applies to dividend distributions that are (i) paid out of profits realized by Zegna until the fiscal year that was current on December 31, 2017 and (ii) declared before December 31, 2022 (dividends declared after this date are subject to the new tax regime enacted by Finance Act 2018 and described below in detail in this section). These dividend distributions would be subject to the previous tax regime that applied before Finance Act 2018. In particular, Italian resident individuals holding a Qualified Holding not in connection with a business activity (i) would not be subject to a withholding tax on the distribution, provided that, in this case, the holders declare at the time of receipt that the dividends relate to Qualified Holdings, but (ii) would have to include in their taxable income:

•	40% of the amount of the dividends paid out of profits formed until the fiscal year that was current on December 31, 2007;

•	49.72% of the amount of the dividends paid out of profits formed after the fiscal year that was current on December 31, 2007 and until the fiscal year that was current on December 31, 2016;

•	58.14% of the amount of the dividends paid out of profits formed in the fiscal year that was current on December 31, 2017.

Article 1(4) of Ministerial Decree of May 26, 2017 sets forth a priority rule whereby dividends are first deemed to be paid out of profits earned by the distributing company until the fiscal year that was current on December 31, 2007, then out of profits earned until the fiscal year that was current on December 31, 2016 and finally out of profits of subsequent fiscal years.

Article 32-quater of Law Decree No. 124 of October 26, 2019 provides for an interim regime that applies to dividend distributions received by Italian non-business partnerships (società semplici) that are (i) paid out of profits realized by Zegna until December 31, 2019 and (ii) declared before December 31, 2022.

Taxation of Dividends

The tax regime summarized in this subsection “—Taxation of Dividends” applies only to classes of holders of the Ordinary Shares and, if applicable, of the Zegna Special Voting Shares that are described here below.

Dividends paid by Zegna are subject to the tax regime generally applicable to dividends paid by companies that are resident for tax purposes in the Republic of Italy. As mentioned, this subsection only describes the tax regime applicable to dividends paid out of profits that Zegna has realized as of fiscal year 2018.

TAXATION OF HOLDERS OF ORDINARY SHARES TAX RESIDENT IN ITALY

Individuals not engaged in business activity

Under Decree No. 600 of September 29, 1973 (Decree 600), dividends paid from January 1, 2018 to Italian resident individuals who hold the Ordinary Shares neither in connection with a business activity nor in the context of the discretionary investment portfolio regime (risparmio gestito) as defined in subparagraph (A)(ii) below are subject to 26% tax withheld at source in Italy. In this case, the holders are not required to report the dividends in their income tax returns.

Subject to certain conditions (including a minimum holding period requirement) and limitations, dividends paid by Zegna may be exempt from any income taxation (including from the 26% tax withheld at source) if the Ordinary Shares do not represent a Qualified Holding and are included in a long-term savings account (piano di risparmio a lungo termine) that meets all the requirements set forth under Italian tax law.

Individuals not engaged in business activity and holding the Ordinary Shares under the “risparmio gestito” regime

Dividends paid from January 1, 2018 to Italian resident individuals who do not hold the Ordinary Shares in connection with a business activity are not subject to any tax withheld at source in Italy if (a) the holder has entrusted the management of the shares to an authorized intermediary under a discretionary asset management contract, and (c) the holder has elected for the discretionary investment portfolio regime (risparmio gestito) under Article 7 of Legislative Decree No. 461 of November 21, 1997 (Decree 461). In this case, the dividends are included in the annual accrued management result (risultato maturato annuo di gestione), which is subjected to a 26% substitute tax. Even if there is not yet official published guidance of the Italian tax authorities after the reform enacted by Finance Act 2018, according to a certain interpretation, until January 1, 2023 the election for the discretionary investment portfolio regime would only be available if the Ordinary Shares held represent a Non-Qualified Holding.

Sole Proprietors

Dividends paid to Italian resident individuals who hold the Ordinary Shares in connection with a business activity (Sole Proprietors) are not subject to any tax withheld at source in Italy, provided that, in this case, the holders declare at the time of receipt that the profits collected are from holdings connected with their business activity. In this case, dividends must be reported in the income tax return, but only 58.14% of such dividends are included in the holder’s overall business income taxable in Italy.

Partnerships (Italian “società in nome collettivo,” “società in accomandita semplice,” “società semplici” and similar Italian partnerships as referred to in Article 5 CITA)

No Italian tax is withheld at source on dividends paid to Italian business partnerships (such as Italian società in nome collettivo, società in accomandita semplice and similar partnerships as referred to in Article 5 CITA). Only 58.14% of such dividends is included in the overall business income to be reported by the business partnership.

If it is instead a non-business partnership (società semplice), based on Article 32-quarter of Law Decree No. 124 of October 26, 2019, as subsequently amended and supplemented, dividends are deemed to be received on a tax transparency basis by the partners and are subject to tax under the tax regime applicable to the relevant partner (i.e., as if they were directly paid to each partner).

Companies and other business entities referred to in Article 73(1)(a)-(b) CITA

No Italian tax is withheld at source on dividends paid to Italian resident companies and other Italian resident business entities as referred to in Article 73(1)(a)-(b) CITA, including, among others, corporations (società per azioni), partnerships limited by shares (società in accomandita per azioni), limited liability companies (società a responsabilità limitata) and public and private entities whose sole or primary purpose is to carry out business activities. Only 5% of such dividends are included in the overall business income subject to IRES, unless the Ordinary Shares are financial assets held for trading by holders that apply IAS / IFRS international accounting standards under Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the holder’s overall business income subject to IRES.

For some types of companies and under certain conditions, dividends are also partially included in the net value of production, which is subject to IRAP.

Non-Business Entities Referred to in Article 73(1)(c) CITA

No Italian tax is withheld at source on dividends paid to Italian resident non-business entities referred to in Article 73(1)(c) CITA (including Italian resident trusts that do not carry out a business activity), except for Italian undertakings for collective investment (OICR). The dividends are fully included in the holder’s overall income subject to IRES (only 77.74% of the dividend would instead be included in the holder’s overall income if it were paid out of profits formed until the fiscal year that was current on December 31, 2016).

For social security entities pursuant to Legislative Decree No. 509 of June 30, 1994 and Legislative Decree No. 103 of February 10, 1996, subject to certain conditions (including minimum holding period requirement) and limitations, dividends and other income from the Ordinary Shares that do not represent a Qualified Holding may be excluded from the taxable base if the social security entity earmarks the Ordinary Shares as eligible investment under Article 1(89) of Finance Act 2017 (as subsequently amended) to the extent, however, that investment in the Ordinary Shares (and other qualifying shares or units in undertakings for collective investment investing mainly in qualifying shares) represent no more than 10% of the gross asset value of the social security entity of the previous year.

As of the fiscal year current on January 1, 2021, according to Article 1(44 - 46) of Finance Act 2021, 50% of the dividends paid to non-business entities referred to in Article 73(1)(c) CITA will be excluded from their IRES taxable base provided that they: (i) exclusively or mainly carry out any of the qualifying non-profit activities listed in Article 1(45) of Finance Act 2021 and (ii) earmark the related tax savings to a non-distributable reserve and use these resources to finance these non-profit activities.

Persons exempt from IRES and persons outside the scope of IRES

Dividends paid to Italian resident persons that are exempt from IRES are generally subject to 26% tax withheld at source. No Italian tax is instead withheld at source on dividends paid to persons that are outside the scope of IRES (esclusi) under Article 74(1) CITA.

Pension funds and OICR (other than real estate AIF)

No Italian tax is withheld at source on dividends paid to (a) Italian pension funds governed by Legislative Decree No. 252 of December 5, 2005 (Decree 252) and (b) Italian OICR, other than real estate investment funds and Italian real estate SICAFs (real estate alternative investment funds, or Real Estate AIF).

Dividends received by Italian pension funds are taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20% flat tax (imposta sostitutiva). Subject to certain conditions (including minimum holding period requirement) and limitations, dividends and other income from the Ordinary Shares may be excluded from the taxable base of the 20% flat tax if the pension fund earmarks the shares as eligible investment under Article 1(89)-(92) of Finance Act 2017 (as subsequently amended) to the extent, however, that investment in the shares (and other qualifying shares or units in undertakings for collective investment investing mainly in qualifying shares) represent no more than 10% of the gross asset value of the pension fund of the previous year.

Dividends received by OICR that are set up in, and organized under the laws of, Italy and that are subject to regulatory supervision (other than Real Estate AIF) are not subject to taxation at the level of the OICR.

Real estate AIF

No Italian tax is withheld at source on dividends paid to Italian Real Estate AIF. Moreover, dividends are not subject to either IRES or IRAP at the level of the Real Estate AIF. However, income realized by Italian Real Estate AIF is attributed pro rata to Italian resident holders, irrespective of any actual distribution, on a tax transparency basis if the Italian resident unitholders / shareholders are not institutional investors and hold units / shares in the Real Estate AIF representing more than 5% of the Real Estate AIF’s net asset value.

TAXATION OF HOLDERS OF ORDINARY SHARES NOT TAX RESIDENT IN ITALY

Non-resident persons holding the Ordinary Shares through a permanent establishment in Italy

No Italian tax is withheld at source on dividends paid to non-resident persons that hold the Ordinary Shares through a permanent establishment in Italy to which the Ordinary Shares are effectively connected. Only 5% of the dividends are included in the overall income subject to IRES, unless the Ordinary Shares are financial assets held for trading by holders that apply IAS / IFRS international accounting standards under Regulation No. 1606/2002 of the European Parliament and the Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the overall business income subject to IRES. If the Ordinary Shares are held by a non-resident Sole Proprietor through a permanent establishment in Italy to which the Ordinary Shares are effectively connected, only 58.14% of the dividends is included in the overall income subject to personal income tax.

For some types of businesses and under certain conditions, dividends are also partially included in the net value of production, which is subject to IRAP.

Non-Resident Persons that Do Not Hold the Ordinary Shares through a Permanent Establishment in Italy

A 26% tax withheld at source generally applies on dividends paid to non-resident persons that do not have a permanent establishment in Italy to which the Ordinary Shares are effectively connected.

Subject to a specific application that must be submitted to the Italian tax authorities under the terms and conditions provided by law, non-resident holders are entitled to relief (in the form of a refund), which cannot be greater than 11/26 (eleven twenty-sixths) of the tax levied in Italy, if they can demonstrate that they have paid final tax abroad on the same profits. holders who may be eligible for the relief should consult with their own independent tax advisors to determine whether they are eligible for, and how to obtain, the tax refund.

As an alternative to the relief described above, persons resident in Countries that have a double tax treaty in force with Italy may request that the withholding tax on dividends be levied at the (reduced) rate provided under the applicable tax treaty, provided that the non-resident person promptly submits proper documentation.

The domestic withholding tax rate on dividends is 1.2% (and not 26%) if the recipients and beneficial owners of the dividends of Ordinary Shares are companies or entities that are (a) resident for tax purposes in an EU Member State or in an EEA State that is included in the Italian White List and (b) subject to corporate income tax in such State. These companies and entities are not entitled to the relief described above.

The domestic withholding tax rate on dividends is 11% (and not 26%) if the recipients and beneficial owners of the dividends on the Ordinary Shares are pension funds that are set up in an EU Member States or an EEA State included in the Italian White List. These pension funds are not entitled to the relief described above. Moreover, Article 1(95) of Finance Act 2017 (as amended by Finance Act 2019) provides for an exemption from withholding taxation on dividends if a pension fund set up in an EU Member State or an EEA State holds shares in an Italian resident corporation (such as Zegna) for at least 5 years and only to the extent of dividends from investments in qualifying shares (or units in undertakings for collective investment investing mainly in qualifying shares) that represent no more than 10% of the gross asset value of the pension fund of the previous year. To benefit from this exemption, the EU (or “white listed” EEA) pension fund that is the beneficial owner of the dividends must submit an affidavit to the withholding agent whereby it declares that it meets the conditions for the exemption and that it undertakes to hold the shares for the required holding period.

As of January 1, 2021, pursuant to Article 1(631-632) of Finance Act 2021, no Italian tax is withheld at source on dividends paid to (i) foreign undertakings for collective investment that comply with Directive 2009/65/EC, or (ii) foreign undertakings for collective investment that do not fall within the scope of Directive 2009/65/EC but whose asset manager is subject to regulatory supervision according to Directive 2011/61/EU, provided that in both case (i) and (ii) the foreign undertaking for collective investment is organized under the laws of an EU Member State or an EEA State that is included in the White List.

Under Article 27-bis of Decree 600, which implemented in Italy the Directive 435/90/EEC of July 23, 1990, then recast in EU Directive 2011/96 of November 30, 2011 (the “Parent-Subsidiary Directive”), a company is entitled to a full refund of the withholding tax levied on the dividends if it (a) has one of the legal forms provided for in the appendix to the Parent-Subsidiary Directive, (b) is resident for tax purposes in an EU Member State without being considered to be resident outside the EU according to a double tax treaty signed with a non-EU country, (c) is subject in the country of residence to one of the taxes indicated in the appendix to the Parent Subsidiary Directive with no possibility of benefiting from optional or exemption regimes that have no territorial or time limitations, and (d) directly holds Ordinary Shares that represent an interest in the issued and outstanding capital of Zegna of no less than 10% for an uninterrupted period of at least one year. If these conditions are met, and as an alternative to submitting a refund request after the dividend distribution, the non-resident company may request that no tax is levied at the time the dividends are paid, provided that (x) the 1-year holding period under condition (d) above has already run and (y) the non-resident company promptly submits proper documentation. EU resident companies that are controlled directly or indirectly by persons that are not resident in a EU Member State may request the refund or the direct withholding exemption only if the EU resident companies prove that they do not hold the Ordinary Shares for the sole or primary purpose of benefiting from the Parent-Subsidiary Directive.

Under the Agreement between the European Community and the Swiss Confederation providing for measures equivalent to those laid down in Council Directive 2003/48/EC on taxation of savings income in the form of interest payments, the withholding tax refund / exemption regime described above also applies to dividends paid to a company that (a) is resident for tax purposes in Switzerland without being considered to be resident outside Switzerland according to a double tax treaty signed with a non-EU country, (b) is a limited company, (c) is subject to Swiss corporate tax without being exempted or benefiting from preferential tax regimes, and (d) directly holds Ordinary Shares that represent an interest in Zegna’s issued and outstanding capital of no less than 25% for an uninterrupted period of at least two years.

The application of the above-described tax relief, WHT reduction under the double tax treaties or WHT exemption, is subject to conditions required under the applicable laws and/or treaties, which may vary depending on the case, as well as to the fulfillment by the holders of certain formalities, such as the timely provision to the withholding tax agent of affidavits, self-statements and tax residence certificates. In this respect, holders should consult with their own independent tax advisors to determine whether they are eligible for, and how to obtain, such tax relief, WHT reductions or exemption.

Taxation of Distributions of Certain Capital Reserves

Special rules apply to the distribution of certain capital reserves, including reserves or funds created with share offerings’ premiums, adjusted interest paid by subscribers of shares, capital contributions, capital account payments made by holders or tax-exempt monetary revaluation funds. Under certain circumstances, such distribution may trigger taxable income in the hands of the recipients depending on the existence of current profits or outstanding profit reserves of the distributing company at the time of the distribution, and on the actual nature of the reserves so distributed. The application of such rules may also have an impact on the tax basis of the Ordinary Shares and the characterization of the taxable income received by the recipients as well as the tax regime applicable to it. Non-Italian resident holders may be subject to tax in Italy as a result of the distribution of such reserves pursuant to the same tax regime applicable to dividends as described at subsection “—Tax Regime for Dividends” above. Prospective investors should consult their advisers in case any distributions of such capital reserves occur.

Taxation of Capital Gains

The tax regime summarized in this subsection “—Taxation of Capital Gains” applies only to classes of holders of Ordinary Shares and, if applicable, Zegna Special Voting Shares that are described here below.

TAXATION OF HOLDERS OF ORDINARY SHARES TAX RESIDENT IN ITALY

Italian resident individuals not carrying out a business activity

Capital gains realized by Italian resident individuals upon the transfer for consideration of the Ordinary Shares (including the Zegna Public Warrants and securities or rights whereby Ordinary Shares may be acquired), other than capital gains realized in connection with a business activity, are subject to a 26% substitute tax (CGT). The taxpayer may opt for any of the following three tax regimes:

(i)

The tax return regime (regime della dichiarazione). Under this regime, capital gains and capital losses realized during the tax year must be reported in the income tax return. The CGT on capital gains will be chargeable, on a cumulative basis, on all capital gains, net of any relevant incurred capital loss of the same nature. The CGT must be paid within the deadline for the payment of the balance income tax due on the basis of the tax return. Capital losses in excess of capital gains may be carried forward against capital gains of the same nature realized in the following four years, provided that such capital losses are reported in the tax return of the year when they were realized. Capital losses realized on transfers of Non-Qualified Holdings before 2019 should be allowed to offset capital gains realized on Transfers of Qualified Holdings as of 2019. The tax return method is mandatory if the taxpayer does not choose one of the two alternative regimes mentioned in (b) and (c) below.

(ii)

The non-discretionary investment portfolio (risparmio amministrato) regime (optional). Under this regime, CGT is applied separately on capital gains realized on each transfer of the Ordinary Shares. This regime is allowed subject to (x) the Ordinary Shares being managed or in custody with Italian banks, broker-dealers (società di intermediazione mobiliare) or certain authorized financial intermediaries; and (y) an express election being made in writing in due time by the relevant holder. Under this regime, the financial intermediary is responsible for accounting for and paying (on behalf of the taxpayer) CGT in respect of capital gains realized on each transfer of the Ordinary Shares (as well as in respect of capital gains realized at revocation of the intermediary’s mandate), net of any relevant capital losses. Capital losses may be carried forward and offset against capital gains realized within the same relationship of deposit in the same tax year or in the following tax years up to the fourth. Capital losses realized on transfers of Non-Qualified Holdings before 2019 should be allowed to offset capital gains realized on Transfers of Qualified Holdings as of 2019. Under this regime, the holder is not required to report capital gains in the annual income tax return.

(iii)

The discretionary investment portfolio regime (risparmio gestito) (optional). This regime is allowed for holders who have entrusted the management of their financial assets, including the Ordinary Shares, to an authorized intermediary and have elected in writing into this regime. Under this regime, capital gains accrued on the Ordinary Shares are included in the computation of the annual increase in value of the managed assets accrued (even if not realized) at year end, which is subject to CGT. The managing authorized intermediary applies the tax on behalf of the taxpayer. Any decrease in value of the managed assets accrued at year end may be carried forward and offset against any increase in value of the managed assets accrued in any of the four following tax years. Under this regime, the holder is not required to report capital gains in the annual income tax return. Even if there is not yet official published guidance of the Italian tax authorities after the reform enacted by Finance Act 2018, according to a certain interpretation, until January 1, 2023 the election for the discretionary investment portfolio regime would only be available if the Ordinary Shares held represent a Non-Qualified Holding.

Subject to certain conditions (including minimum holding period requirement) and limitations, capital gains on the Ordinary Shares may be exempt from any income taxation (including from the 26% CGT) if the Ordinary Shares do not represent a Qualified Holding and are included in a long-term savings account (piano di risparmio a lungo termine) that meets all the requirements set forth under Italian tax law.

Sole proprietors and business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA)

Capital gains realized by Italian Sole Proprietors and Italian business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA) upon transfer for consideration of the Ordinary Shares must be fully included in the overall business income and reported in the annual income tax return. Capital losses (or other negative items of income) derived by this class of holders upon transfer for consideration of the Ordinary Shares would be fully deductible from the holder’s income.

However, if the conditions under a and b of subparagraph (A)(iii) below are met, only 49.72% (58.14% in case of Sole Proprietors) of the capital gains must be included in the overall business income. Capital losses realized on the Ordinary Shares that meet the conditions under a and b of subparagraph (A)(iii) below are only partially deductible (similarly to what is provided for the taxation of capital gains).

Companies and other business entities referred to in Article 73(1)(a)-(b) CITA

Capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)-(b) CITA (including partnerships limited by shares and public and private entities whose sole or primary purpose is carrying out business activity) upon transfer for consideration of the shares must be fully included in the overall taxable business income subject to IRES in the tax year in which the capital gains are realized or, upon election, may be spread in equal installments over a maximum of five tax years (including the tax year when the capital gain is realized). The election for the installment computation is only available if the shares have been held for no less than three years and booked as fixed financial assets (immobilizzazioni finanziarie) in the last three financial statements.

However, under article 87 of the CITA (“participation exemption” regime), capital gains arising from the disposal of the Ordinary Shares are tax-exempt for 95% of such capital gains, whereas the remaining 5% is included in the holders’ taxable income and is subject to IRES, if the following conditions are met:

(i)

the Ordinary Shares have been uninterruptedly held as of the first day of the twelfth month prior to the transfer, treating the shares acquired on the most recent date as being transferred first (on a “last in first out” basis);

(ii)

the Ordinary Shares have been booked as fixed financial assets in the first financial statement closed during the holding period. In case of holders that draft their financial statements according to IAS / IFRS international accounting standards, the Ordinary Shares are deemed as fixed financial assets if they are not accounted as “held for trading”;

(iii)

residence for tax purposes of the participated entity in a Country other than those with a privileged tax regime in accordance with the criteria set out in Article 47-bis(1) CITA. This requirement must be met at the time when the capital gain is realized, without interruption, since the beginning of the holding of the Ordinary Shares or, if the shares are held since more than five years and the disposal is made in favor of entities not belonging to the sale group of the seller, from at least the beginning of the fifth tax period preceding the one in which the gain is realized; and

(iv)

the participated entity carries out a commercial business activity according to the definition set forth in Article 55 CITA; however, this requirement is not relevant for shareholdings in companies whose securities are traded on regulated markets (as for the Ordinary Shares). This requirement must be met at the time when the capital gain is realized, without interruption, from at least the beginning of the third tax period preceding the one in which the gain is realized.

The transfer of Ordinary Shares booked as fixed financial assets and Ordinary Shares booked as inventory must be considered separately with reference to each class.

If the requirements for the participation exemption are met, any capital loss realized on the Ordinary Shares cannot be deducted.

Capital losses and negative differences between revenue and costs for Ordinary Shares that do not meet the requirements for participation exemption are not relevant up to the non-taxable amount of dividends, or of accounts thereof, received in the thirty six months prior to their transfer. This provision applies with reference to shares acquired during the 36-month period prior to the realization of capital losses or negative differences, provided that the conditions under (c) and (d) above are met; such a provision does not apply to parties who prepare their financial statements in accordance with IAS/IFRS international accounting standards referred to in Regulation (EC) No. 1606/2002 of the European Parliament and Council of July 19, 2002.

When the amount of the aforesaid capital losses (and negative differences) deriving from a transaction (or a series of transactions) on shares traded on regulated markets is greater than €50,000.00, the taxpayer must report the data and the information regarding the transaction to the Italian tax authorities.

Moreover, in case of capital losses greater than €5,000,000.00 deriving from the transfer (or a series of transfers) of shares booked as fixed financial assets, the holder must report the data and the information to the Italian tax authorities. holders that draft their financial statements according to IAS/IFRS international accounting standards are under no such obligation.

For some types of companies and under certain conditions, capital gains on the Ordinary Shares are also included in the net value of production that is subject to IRAP, at the ordinary rates.

Non-business entities referred to in Article 73(1)(c) CITA and non-business partnerships referred to in Article 5 CITA

Capital gains realized, outside the scope of a business activity, by Italian resident non-business entities referred to in Article 73(1)(c) CITA (other than OICR) and Italian non-business partnerships as referred to in Article 5 CITA are subject to tax under the same rules as provided for capital gains realized by Italian resident individuals who do not hold Zegna in connection with a business activity. For a short description of a favorable regime available to certain social security entities, see subparagraph (A)(v) of the subsection “—Taxation of Dividends” above.

Pension funds and OICR (other than Real Estate “AIF”)

Capital gains on Ordinary Shares held by Italian pension funds governed by Decree 252 must be taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20% flat tax (imposta sostitutiva). For a short description of a favorable regime available to pension funds, subsection “—Taxation of Dividends” above.

Capital gains on Ordinary Shares held by OICRs that are set up in, and organized under the laws of, Italy and that are subject to regulatory supervision (other than Real Estate AIF) are not subject to tax at the level of the OICR.

Real estate AIF

Capital gains on Ordinary Shares held by Italian Real Estate AIF are not subject to IRES or IRAP at the level of the Real Estate AIF.

NON-ITALIAN RESIDENT PERSONS

Non-resident persons holding the Ordinary Shares through a permanent establishment in Italy

If non-Italian resident persons hold the Ordinary Shares through a permanent establishment in Italy to which the Ordinary Shares are effectively connected, capital gains realized upon disposal of the Ordinary Shares must be included in the permanent establishment’s income taxable in Italy according to the tax regime as provided for the capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)-(b) CITA, which is summarized under subparagraph (A)(iii) above. If the Ordinary Shares are not connected to a permanent establishment in Italy of the non-resident person, reference must be made to subparagraph (B)(ii) below.

Non-resident persons that do not hold the Ordinary Shares through a permanent establishment in Italy

Non-Qualified Holdings. Based on the fact that Ordinary Shares are listed on a regulated market, no tax applies in Italy on capital gains realized by non-Italian resident holders without a permanent establishment in Italy upon transfer for consideration of Ordinary Shares that do not qualify as Transfers of Qualified Holdings, even if the Ordinary Shares are held in Italy and regardless of the provisions set forth in any applicable double tax treaty. In such case, in order to benefit from this exemption, non-Italian resident holders who hold the Ordinary Shares with an Italian authorized financial intermediary and either are subject to the non-discretionary investment portfolio regime or have elected for the discretionary investment portfolio regime may be required to timely submit to the Italian authorized financial intermediary an affidavit whereby they state that they are not resident in Italy for tax purposes.

Qualified Holdings. Capital gains realized by non-Italian resident holders without a permanent establishment in Italy upon Transfers of Qualified Holdings are subject to tax under the rules as provided for capital gains realized by Italian resident individuals who do not hold the Ordinary Shares in connection with a business activity.

The tax regimes described above will not prevent the application, if more favorable to the taxpayer, of any different provisions of any applicable double taxation treaty with Italy. Most double taxation treaties entered into by Italy provide that capital gains realized on the disposal of shares are subject to tax only in the Country of residence of the seller. In such a case, the capital gains realized by non-resident holders on the disposal of the Ordinary Shares will not be subject to tax in Italy.

As of January 1, 2021, under Article 1(633) of Finance Act 2021, no tax applies in Italy on capital gains realized by (i) foreign undertakings for collective investment that comply with Directive 2009/65/EC, or (ii) foreign undertakings for collective investment that do not fall within the scope of Directive 2009/65/EC but whose asset manager is subject to regulatory supervision according to Directive 2011/61/EU, provided that in both case (i) and (ii) the foreign undertaking for collective investment is organized under the laws of an EU Member State or an EEA State that is included in the White List. In any case, the provisions of double tax treaties entered into by Italy may apply if more favorable.

Taxation of Capital Gains Derived from the Zegna Public Warrants

Capital gains realized upon the sale of the Zegna Public Warrants are subject to the same tax regime applicable in case of sale of the Ordinary Shares as described in subsection “—Taxation of Capital Gains” above. At the purposes of determining the tax regime applicable, the sale of the Zegna Public Warrants shall be regarded as a Transfer of Qualified Shareholding if the Zegna Public Warrants sold would have granted the relevant holder with the right to hold (upon conversion) a Qualified Shareholding in Zegna.

Further to the conversion of the Zegna Public Warrants, the Italian tax regimes described under Sections “—Taxation of Dividends,” “—Taxation of Distributions of Certain Equity Reserves” and “—Taxation of Capital Gains” above will apply in the hands of the holders.

Zegna Special Voting Shares

No statutory, judicial or administrative authority directly discusses how the receipt, ownership or disposal of the Zegna Special Voting Shares should be treated for Italian income tax purposes and as a result, the Italian tax consequences are uncertain. Accordingly, we urge Zegna shareholders to consult their tax advisors as to the tax consequences of the receipt, ownership and disposal of the Zegna Special Voting Shares.

Receipt of Zegna Special Voting Shares

A shareholder that receives Zegna Special Voting Shares issued by Zegna should in principle not recognize any material taxable income upon the receipt of the Zegna Special Voting Shares. Under a possible interpretation, the issue of Zegna Special Voting Shares can be treated as the issue of bonus shares free of charge to the shareholders out of existing available reserves of Zegna. Such issue should not have any material effect on the allocation of the tax basis of a shareholder between its Ordinary Shares and its Zegna Special Voting Shares. Because the Zegna Special Voting Shares are not admitted to listing and are transferable only in very limited circumstances (including, among other things, transfers to certain affiliates or to relatives through succession, donation or other transfers, provided that the corresponding Ordinary Shares registered in the Loyalty Register are also transferred to such party, or transfers with the approval of the Zegna Board) and their limited economic rights can be enjoyed only at the time of the liquidation of Zegna, we believe and intend to take the position that the fair market value of each Zegna Special Voting Share is minimal. However, because the determination of the fair market value of the Zegna Special Voting Shares is not governed by any guidance that directly addresses such a situation and is unclear, the Italian tax authorities could assert that the value of the Zegna Special Voting Shares as determined by us is incorrect.

Ownership of Zegna Special Voting Shares

Holders of the Zegna Special Voting Shares should not have to recognize income in respect of any amount transferred to the Zegna Special Voting Shares dividend reserve, but not paid out as dividends, in respect of the Zegna Special Voting Shares.

Disposition of Zegna Special Voting Shares

The tax treatment of a Zegna shareholder that has its Zegna Special Voting Shares redeemed for no consideration after removing its shares from the Loyalty Register is unclear. It is possible that a shareholder should recognize a loss to the extent of the shareholder’s tax basis (if any). The deductibility of such loss depends on individual circumstances and conditions generally required by Italian law. It is also possible that a Zegna shareholder would not be allowed to recognize a loss upon the redemption of its Zegna Special Voting Shares and instead should increase its basis in its Ordinary Shares by an amount equal to the tax basis (if any) in its Zegna Special Voting Shares.

Transfer Tax

Contracts or other legal instruments relating to the transfer of securities (including the transfer of the Ordinary Shares and of the Zegna Public Warrants) are subject to registration tax as follows: (i) notary deeds (atti pubblici) and private deeds with notarized signatures (scritture private authenticate) executed in Italy must mandatorily be registered with the Italian tax authorities and are subject to €200.00 registration tax; and (ii) private deeds (scritture private) are subject to €200.00 registration tax only if they are voluntary filed for registration with the Italian tax authorities or if the so-called “caso d’uso” or “enunciazione” occurs.

Financial Transaction Tax

Article 1(491-500) of Law No. 228 of December 24, 2012 introduced a financial transaction tax (FTT) applicable, among others, to the transfers of the ownership of (i) shares issued by Italian resident corporations, (ii) participating financial instruments (as defined under Article 2346(6) of the Italian Civil Code) issued by Italian resident corporations, and (iii) securities representing equity investments in Italian resident corporations, regardless of the place of residence of the issuer of such securities and of the place where the contract has been concluded.

The residence of the issuer for the purposes of FTT is the place where the issuer has its registered office (intended as its corporate seat).

Since the corporate seat of Zegna is not in Italy, transfers of ownership of the Ordinary Shares and/or of the Zegna Public Warrants will not be subject to FTT.

Inheritance and Gift Tax

Subject to certain exceptions, Italian inheritance and gift tax is generally payable on transfers of assets and rights (including, possibly, the Ordinary Shares, the Zegna Public Warrants and the Zegna Special Voting Shares) (i) by reason of death or gift by Italian resident persons (or other transfers for no consideration and the creation of liens on such assets for a specific purpose), even if the transferred assets are held outside Italy, and (ii) by reason of death or gift by non-Italian resident persons, but limited to transferred assets held in Italy. Shares in corporations that are resident in Italy for tax purposes (because they have their corporate address or their place of effective management or their main business purpose in Italy for the greater part of the tax year) are deemed to be held in Italy.

Subject to certain exceptions, transfers of assets and rights (including the Ordinary Shares, the Zegna Public Warrants and the Zegna Special Voting Shares) on death or by gift are generally subject to inheritance and gift tax as follows:

•

at a rate of 4% in case of transfers made to the spouse or relatives in direct line, on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €1,000,000.00.

•

at a rate of 6% in case of transfers made to relatives up to the fourth degree or relatives-in-law up to the third degree on the entire value of the transferred assets (in the case of transfers to brothers or sisters, the 6% rate is applicable only on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €100,000.00).

•	at a rate of 8% in any other case.

•

If the transfer is made in favor of persons with severe disabilities, the tax applies on the value exceeding €1,500,000.00 at the rates illustrated above, depending on the type of relationship existing between the deceased or donor and the beneficiary.

Assets and rights (i) segregated in a trust, or (ii) allocated to special funds by entering into a fiduciary contract, or (iii) encumbered by special purpose liens under Article 2645-ter of the Italian Civil Code, in favor of persons with severe disabilities are exempt from the Italian inheritance and gift tax, provided that all the conditions set out in Article 6 of Law No. 112 of June 22, 2016 are met. The exemption from Italian inheritance and gift tax also applies to the re-transfer of assets and rights if the death of the beneficiary occurs before the death of the settlor.

Stamp Duty

Under Article 13(2bis - 2ter) of Decree No. 642 of October 26, 1972, a 0.20% stamp duty generally applies on communications and reports that Italian financial intermediaries periodically send to their clients in relation to the financial products that are deposited with such intermediaries or with an Italian permanent establishment of a foreign financial intermediary. Shares are included in the definition of financial products for these purposes. Communications and reports are deemed to be sent at least once a year even if the Italian financial intermediary is under no obligation to either draft or send such communications and reports.

The stamp duty cannot exceed €14,000.00 per year for investors other than individuals.

The stamp duty applies to any investor who is a client (as defined in the regulations issued by the Bank of Italy on June 20, 2012) of an entity that exercises in any form a banking, financial or insurance activity within the Italian territory.

Wealth Tax on Financial Products Held Abroad

Under Article 19 of Decree No. 201 of December 6, 2011, individuals, non-business entities and non-business partnerships resident for tax purposes in Italy, which hold certain financial products outside of the Italian territory (including shares) are required to pay a wealth tax at the rate of 0.20%. The wealth tax applies on the market value at the end of the relevant year or—in the lack thereof—on the nominal value or the redemption value of such financial products held outside of Italian territory. The wealth tax cannot exceed €14,000 per year for investors other than individuals.

Taxpayers may deduct from the Italian wealth tax a tax credit equal to any wealth tax paid in the country where the financial products are held (up to the amount of the Italian wealth tax due).

Details of the financial activities held abroad have to be inserted in the income tax return to be filed in Italy by the Italian resident individuals.

Certain Reporting Obligations for Italian Resident Holders

Under Law Decree No. 167 of June 28, 1990, individuals, non-business entities and non-business partnerships that are resident in Italy for tax purposes and, during the fiscal year, hold financial assets abroad (including, possibly, the Ordinary Shares, the Zegna Public Warrants and the Zegna Special Voting Shares) must, in certain circumstances, disclose these financial assets to the Italian tax authorities in their income tax return (or if the income tax return is not due, in a proper form that must be filed within the same term as prescribed for the annual income tax return), regardless of the value of such assets (save for deposits or bank accounts having an aggregate value not exceeding €15,000.00 throughout the year). The requirement applies also if the persons above, being not the direct holder of the financial assets, are the beneficial owners thereof for the purposes of anti-money laundering legislation.

No disclosure requirements exist for financial assets (including, possibly, the Ordinary Shares, the Zegna Public Warrants and the Zegna Special Voting Shares) under management or administration entrusted to Italian resident intermediaries (Italian banks, broker-dealers (SIM), fiduciary companies or other professional intermediaries as indicated under Article 1 of Law Decree No. 167 of June 28, 1990) and for contracts concluded through their intervention, provided that the cash flows and the income derived from such assets and contracts have been subjected to Italian withholding tax or substitute tax by such intermediaries.

THE BUSINESS COMBINATION AGREEMENT AND ANCILLARY DOCUMENTS

This section of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A hereto. You are urged to read carefully the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination. The legal rights and obligations of the parties to the Business Combination Agreement are governed by the specific language of the Business Combination Agreement, and not this summary.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules, which are referred to herein as the “Schedules,” which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. IIAC and Zegna do not believe that the Schedules contain information that is material to an investment decision. Moreover, certain representations and warranties in the Business Combination Agreement may, may not have been or may not be, as applicable, accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about IIAC or Zegna or any other matter.

General Description of the Business Combination Agreement

General

On July 18, 2021, IIAC, Zegna and Zegna Merger Sub entered into the Business Combination Agreement, which provides for, among other things, the following transactions:

•	on the Closing Date prior to the Effective Time, Zegna will undertake the Conversion;

•

following the Conversion on the Closing Date, the FPA Purchaser will purchase from IIAC 22,500,000 Class A Shares for an aggregate purchase price of €184,500,000, subject to adjustment in accordance with the terms of the Forward Purchase Agreement;

•

immediately following the consummation of the Forward Purchase, at the Effective Time, Zegna Merger Sub will merge with and into IIAC, with IIAC as the surviving company in the Merger and becoming a wholly owned subsidiary of Zegna;

•

in connection with the Merger, (i) each share in the capital of Zegna Merger Sub issued and outstanding immediately prior to the Effective Time will be automatically cancelled and converted into one ordinary share in the share capital of the Surviving Company, (ii) each IIAC Ordinary Share issued and outstanding immediately prior to the Effective Time will remain outstanding as one ordinary share of the Surviving Company for further contribution as a contribution in kind, immediately following the Effective Time, to Zegna in consideration for one ordinary share in the share capital of Zegna, (iii) each IIAC Ordinary Share held immediately prior to the Effective Time by IIAC as treasury shares will be cancelled, and no consideration will be paid with respect thereto, (iv) each outstanding IIAC Public Warrant will automatically cease to represent a right to acquire one Class A Share and will automatically be converted to and represent, immediately following the Effective Time, a right to acquire one Ordinary Share on the same contractual terms and conditions as were in effect immediately prior to the Effective Time under the terms of the

Warrant Agreement and (v) each IIAC Private Placement Warrant that is outstanding immediately prior to the Effective Time will be exchanged, immediately following the Effective Time, for the issuance by Zegna of a Zegna Private Placement Warrant representing a right to acquire one Ordinary Share on the same contractual terms and conditions of the Private Placement Warrants as were in effect immediately prior to the Effective Time under the terms of the Warrant Agreement;

•	immediately following the Effective Time, Zegna will consummate the PIPE Financing;

•

promptly following the consummation of the PIPE Financing, the Surviving Company will distribute an amount of cash equal to the Capital Distribution Amount to Zegna by way of the Capital Distribution; and

•	promptly following the Capital Distribution, Zegna will acquire 54,600,000 Ordinary Shares from Monterubello in exchange for €455,000,000.

Effect of the Transactions on Existing IIAC Equity in the Business Combination

Subject to the terms and conditions of the Business Combination Agreement, the Business Combination will result in, among other things, the following:

•	each Class A Share will remain outstanding as one ordinary share of the Surviving Company for further contribution as a contribution in kind to Zegna in consideration for one Ordinary Share;

•	each Founder Share will remain outstanding as one ordinary share of the Surviving Company for further contribution as a contribution in kind to Zegna in consideration for one Ordinary Share;

•

each IIAC Public Warrant will automatically cease to represent a right to acquire one Class A Share and will automatically be converted to and represent a right to acquire one Ordinary Share on the same contractual terms and conditions of the IIAC Public Warrants as were in effect immediately prior to the Effective Time; and

•

each Private Placement Warrant will be exchanged for the issuance by Zegna of a corresponding number of Zegna Private Placement Warrants representing a right to acquire one Ordinary Share on the same contractual terms and conditions of the Private Placement Warrants as were in effect immediately prior to the Effective Time.

Aggregate Transaction Proceeds

The Aggregate Transaction Proceeds will be used as follows: (i) to fund the Cash Consideration; (ii) to pay the transaction expenses incurred in connection with the Business Combination; and (iii) any remaining proceeds will remain on the consolidated balance sheet of Zegna, to be used for general working capital purposes.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Zegna and Zegna Merger Sub are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Zegna and Zegna Merger Sub are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Business Combination Agreement, a “Zegna Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, (a) has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of Zegna and its subsidiaries, taken as a whole, or (b) prevents, materially delays or materially impairs the ability of Zegna to consummate the Transactions in accordance with the terms of the Business Combination Agreement and the Ancillary Documents; provided, however, that, in the case of clause (a), none of the following will be taken into account in determining whether a Zegna Material Adverse

Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence from or related to (i) general business or economic conditions in or affecting Italy or the United States or any other country, or changes therein, or the global economy generally, including any changes in availability or price of commodities, raw materials or other inputs and energy, (ii) any national or international political, regulatory or social conditions, including the engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, and including any changes in tariffs, quotas or other trade restrictions or barriers, (iii) changes in conditions of the financial, banking, credit, capital or securities markets generally, or changes therein, including changes in interest rates in any country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable laws or in IFRS, including the repeal thereof, or in the authoritative interpretation thereof, in each case after the date of the Business Combination Agreement, (v) any change, event, effect or occurrence that is generally applicable to the industries, markets or geographical areas in which Zegna or any of its subsidiaries operates, (vi) the execution or public announcement of the Business Combination Agreement, the pendency or consummation of the transactions contemplated by the Business Combination Agreement, or the identity of, or any actions taken by, IIAC, the IIAC Sponsor or any of their Affiliates (including any civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings with respect to the Business Combination Agreement or the transactions contemplated by the Business Combination Agreement), including the impact thereof on the relationships, contractual or otherwise, of Zegna or any of its subsidiaries with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, distributors, licensees, governmental entities, or other third parties related thereto (provided that the exception in this clause (vi) will not apply to the representations and warranties of Zegna relating to consents and approvals, to the extent that the purpose of such representations and warranties is to address the consequences resulting from the public announcement or pendency or consummation of the Transactions, or the related Closing condition to the extent it relates to such representations and warranties), (vii) any failure by Zegna or any of its subsidiaries to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events, or any escalation of the foregoing or (ix) any actions taken or failed to be taken by Zegna or any of its subsidiaries that are required to be taken by the Business Combination Agreement or are taken at IIAC’s written request or with IIAC’s consent; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Zegna Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has or would reasonably be likely to have a disproportionate adverse effect on Zegna and its subsidiaries, taken as a whole, relative to other participants operating in the industries or markets in which Zegna and its subsidiaries operate.

Under the Business Combination Agreement, certain representations and warranties of IIAC are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Business Combination Agreement, an “IIAC Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to prevent, materially delay or materially impair the ability of IIAC to consummate the Transactions in accordance with the terms of the Business Combination Agreement and the Ancillary Documents.

Closing and Effective Time of the Business Combination

The Closing is required to take place by conference call and by exchange of signature pages by email or other electronic transmission at 9:00 a.m., Central European time on a date to be mutually agreed by IIAC and Zegna but in no event later than the fifth (5th) Business Day, following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described below under the section entitled “— Conditions to

Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other date and time as IIAC and Zegna may agree in writing. All closing actions will be deemed to be one, single transaction. Accordingly, no action will be deemed to have been taken, no obligation will be deemed to have been performed and no instrument will be deemed to have been exchanged unless and until all other actions will have been taken, all other obligations will have been performed, and all other instruments will have been exchanged as set forth in Article 2 of the Business Combination Agreement.

Conditions to Closing of the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of each party to the Business Combination Agreement to consummate the Business Combination, are subject to the satisfaction, or written waiver by all of the parties thereto, at or prior to the Closing of the following conditions:

•

there must not be in effect any order or law issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction or other legal restraint or prohibition enjoining or prohibiting the consummation of the Conversion, the Forward Purchase, the Merger, the PIPE Financing, the Capital Distribution or the Share Repurchase;

•

this proxy statement/prospectus must have become effective in accordance with the provisions of the Securities Act, no stop order must have been issued by the SEC and remain in effect with respect to this proxy statement/prospectus, and no proceeding seeking such a stop order must have been threatened or initiated by the SEC and remain pending;

•

the approval of the IIAC Shareholders, at the General Meeting, of the Business Combination Proposal by an ordinary resolution and the Merger Proposal by a special resolution, in each case in accordance with IIAC’s governing documents;

•

the approval of the Zegna shareholders of the Conversion and the other transactions contemplated by the Business Combination Agreement, and any other proposals as necessary or appropriate in connection with the consummation of the transactions contemplated by the Business Combination Agreement or the Ancillary Documents (as described more fully below in the section entitled “— Covenants of Zegna and Zegna Merger Sub”);

•

the Ordinary Shares issuable in accordance with the Business Combination Agreement, including the Merger and the PIPE Financing, must have been approved for listing on the NYSE, subject only to official notice of issuance; and

•

after giving effect to the Conversion, the Forward Purchase and the Merger and prior to the PIPE Financing, Capital Distribution and Share Repurchase, IIAC must have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining immediately after the Effective Time.

Other Conditions to IIAC’s Obligations

The obligations of IIAC to consummate the Business Combination, are subject to the satisfaction, or written waiver by IIAC, at or prior to the Closing of the following conditions:

•

the representations and warranties of Zegna and Zegna Merger Sub regarding organization and qualification, authorization, broker fees, no material adverse effect between January 1, 2021 and the date of the Business Combination Agreement, and the capitalization of Zegna and its subsidiaries must be true and correct, disregarding any qualifications contained therein relating to a Zegna Material Adverse Effect or materiality, in all material respects as of the date of the Business Combination Agreement and the Closing Date as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•

the representations and warranties of Zegna regarding the capitalization of Zegna must be true and correct in all respects (except for de minimis inaccuracies) as of the date of the Business Combination Agreement and the Closing Date as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•

the other representations and warranties of Zegna and Zegna Merger Sub must be true and correct, disregarding any qualifications contained therein relating to a Zegna Material Adverse Effect or materiality, in all respects as of the date of the Business Combination Agreement and the Closing Date as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not, or would not reasonably be likely to, cause a Zegna Material Adverse Effect;

•

Zegna and Zegna Merger Sub must have performed and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with at or prior to the Closing;

•	since the date of the Business Combination Agreement, there must not have occurred or be continuing any Zegna Material Adverse Effect;

•

IIAC must have received a certificate executed and delivered by an authorized officer of Zegna confirming that the conditions set forth in the five immediately preceding bullet points have been satisfied;

•	the Conversion must have been consummated and all matters contemplated pursuant to Section 2.1 of the Business Combination Agreement must have been completed;

•

certain pre-Closing restructuring transactions (including the Disposition) must have been consummated in all material respects in accordance with the terms set forth on Annex A to the Business Combination Agreement; and

•

IIAC must have received a copy of the Shareholders Agreement, the Registration Rights Agreement and the applicable Lock-Up Agreement, in each case duly executed by Zegna and certain shareholders of Zegna that have agreed to participate in the transaction.

Other Conditions to Zegna’s Obligations

The respective obligations of Zegna and Zegna Merger Sub to consummate the Business Combination, are subject to the satisfaction, or written waiver by Zegna and Zegna Merger Sub, at or prior to the Closing of the following conditions:

•

the representations and warranties of IIAC regarding organization and qualification, authorization, broker fees and the capitalization of IIAC must be true and correct in all material respects as of the date of the Business Combination Agreement and the Closing Date as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•

the other representations and warranties of IIAC must be true and correct, disregarding any qualifications contained therein relating to IIAC Material Adverse Effect or materiality, in all respects as of the date of the Business Combination Agreement and the Closing Date as though made at and as of such time (or, if given as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not, or would not reasonably be likely to, cause an IIAC Material Adverse Effect;

•

IIAC must have performed and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with at or prior to the Closing;

•

Zegna must have received a certificate executed and delivered by an authorized officer of IIAC confirming that the conditions set forth in the three immediately preceding bullet points have been satisfied;

•	the Aggregate Transaction Proceeds must be equal to or greater than the sum of (i) €184,500,000 plus (ii) $400,000,000; and

•

Zegna must have received a copy of the Shareholders Agreement duly executed by the IIAC Sponsor and the Registration Rights Agreement and the applicable Lock-Up Agreement duly executed by the IIAC Sponsor, FPA Purchaser (or its permitted assignee) and the Other Class B Shareholders.

Representations and Warranties

Under the Business Combination Agreement, Zegna made customary representations and warranties to IIAC relating to, among other things: organization and qualification; capitalization; authorization; financial statements; absence of undisclosed liabilities; consents and approvals; licenses and permits; material contracts; absence of changes; litigation; compliance with applicable laws; employee benefits; environmental matters; intellectual property; labor matters; insurance; tax matters; broker fees; real estate and personal property; affiliate transactions; data privacy and security; and compliance with international trade and anti-corruption laws.

Under the Business Combination Agreement, Zegna Merger Sub made customary representations and warranties to IIAC relating to, among other things: organization and qualification; authorization; capitalization; consents and approvals; and business activities.

Under the Business Combination Agreement, IIAC made customary representations and warranties to Zegna and Zegna Merger Sub relating to, among other things: organization and qualification; authorization; consents and approvals; business activities; absence of changes; broker fees; capitalization; SEC filings; regulatory matters; the Trust Account; affiliate transactions; litigation; compliance with applicable laws; internal controls; listing requirements; financial statements; absence of undisclosed liabilities; tax matters; and compliance with international trade and anti-corruption laws.

Covenants of the Parties

Covenants of Zegna and Zegna Merger Sub

Zegna and Zegna Merger Sub made certain covenants under the Business Combination Agreement, including, among other things, the following:

•

subject to certain exceptions (including certain exceptions relating to COVID-19 and measures related thereto), prior to the Closing, Zegna will and will cause its subsidiaries to, operate the business of Zegna and its subsidiaries in the ordinary course consistent with past practice in all material respects, use commercially reasonable efforts to maintain and preserve intact the current business organization, assets and properties of Zegna and maintain the existing relations and goodwill with customers, suppliers, joint venture partners, and creditors and use commercially reasonable efforts to keep available the services of their present officers;

•

subject to certain exceptions, prior to the Closing, Zegna will, and will cause its subsidiaries to, not do any of the following without IIAC’s consent (such consent, other than in the case of certain items expressly noted in the Business Combination Agreement, not to be unreasonably withheld, conditioned or delayed), among other things:

•	declare, set aside, make or pay any dividends or distributions;

•	merge, consolidate, combine or amalgamate with any third party or acquire or purchase any business entity or organization;

•	adopt amendments to the governing documents of Zegna;

•

dispose of any material assets or properties of Zegna or its subsidiaries, other than in the ordinary course of business, or subject any material assets of Zegna or its subsidiaries to any lien (other than any permitted liens);

•	dispose of any equity interests of Zegna or its subsidiaries or issue any options or other rights obligating Zegna or any of its subsidiaries to issue any equity interests;

•	split, combine, reclassify or issue any securities in respect of, in lieu of or in substitution for any shares of Zegna’s capital stock;

•

incur any indebtedness, other than (a) indebtedness incurred in the ordinary course of business in an aggregate amount not to exceed €20,000,000, (b) indebtedness in replacement of existing indebtedness in equal or lesser amounts and on terms substantially consistent with or more beneficial than the indebtedness being replaced (and which will not contain any change of control or consent requirements triggered by, or impose any fees or penalties in connection with, the consummation of the transactions contemplated by the Business Combination Agreement), (c) guarantees of indebtedness of wholly owned subsidiaries of Zegna incurred in compliance with Section 6.1 of the Business Combination Agreement, or (d) interest rate or currency swaps or other derivatives on customary commercial terms consistent with past practice and in compliance with Zegna’s or its subsidiaries risk management policies in effect on the date of the Business Combination Agreement;

•

amend or modify, in either case in a manner materially adverse to Zegna, or terminate any (a) material joint venture, research and development or other similar contract, (b) contract providing for exclusivity, “most favored nation” provisions or that otherwise limits Zegna or its subsidiaries from engaging or competing in any line of business, or waive any material benefit or right under such contracts or enter into any such contracts after the date of the Business Combination Agreement;

•	make any loans, advances of capital contributions other than intercompany loans or capital contributions and ordinary course reimbursement of employee expenses consistent with past practice;

•	amend, adopt or terminate any material benefit plan;

•

increase or decrease the compensation or benefits payable to any current or former director, manager, officer or employee of Zegna or its subsidiaries with an annual base salary rate or annual fees in excess of €350,000;

•

take any action to accelerate any material payments or right to material payments payable or to become payable to any current or former director, manager, officer or employee of Zegna or its subsidiaries;

•

grant or pay any equity or equity-based award, bonus, incentive, severance, retention, change of control or any other similar payment or benefit to any current or former director, manager, officer or employee of Zegna or its subsidiaries;

•	hire, engage, terminate (other than for cause), furlough, or temporarily lay off any employee or independent contractor with an annual base salary rate or annual fees in excess of €350,000;

•	waive or release any noncompetition, non-solicitation or other restrictive covenant of any current or former director, manager, officer or employee of Zegna or its subsidiaries;

•	make or change any material tax election outside of the ordinary course of business;

•

enter into any settlements in excess of €2,000,000 in the aggregate or that impose any material non-monetary obligations on Zegna or any of its subsidiaries (or IIAC or its affiliates after the Closing);

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution or restructuring involving Zegna or any of its subsidiaries;

•

make any material changes to the methods of accounting of Zegna or any of its subsidiaries, other changes that are made in accordance with Public Company Accounting Oversight Board (“PCAOB”) standards or otherwise in accordance with the preparation of financial statements for inclusion in this proxy statement/prospectus;

•

enter into any contract providing for the payment of any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement or any Ancillary Document;

•	enter into or modify in any material respect any agreements with a related party;

•	implement any employee layoffs, furloughs or other actions that could implicate the Worker Adjustment Retraining and Notification Act of 1988, or analogous applicable foreign, state or local laws; or

•	enter into or otherwise operate any new line of business, or discontinue or make any material change to the business of Zegna;

•

subject to certain exceptions, prior to the Closing, Zegna Merger Sub will not take any action, or engage in any activities or business, nor incur any liabilities or obligations, other than (a) those that are incidental to its organization, (b) the execution Business Combination Agreement or any Ancillary Document to which it is or will be a party, (c) those that are expressly contemplated by the Business Combination Agreement or any Ancillary Document or (d) those that are consented to in writing by IIAC (such consent not to be unreasonably withheld, conditioned or delayed);

•

subject to certain exceptions, prior to the Closing or termination of the Business Combination Agreement in accordance with its terms, Zegna will not, and will cause Zegna Merger Sub, its subsidiaries and its and their respective officers and directors to not and use its reasonable best efforts to cause the other representatives of Zegna Merger Sub and Zegna’s subsidiaries to not, directly or indirectly, among other things, solicit, initiate, knowingly induce or knowingly encourage discussions or negotiations with, or provide any non-public information to or enter into any agreement with any person concerning any purchase of Zegna, its subsidiaries, Zegna Merger Sub or their respective affiliates;

•

as promptly as practicable following the date of the Business Combination Agreement (and in any event prior to the date that is ninety (90) days following the date of the Business Combination Agreement), Zegna will cause a shareholders’ meeting of Zegna to be validly held to adopt the shareholders’ resolutions required under applicable law to approve the Transactions (including the Conversion), and any other proposals as necessary or appropriate in connection with the consummation of the transactions contemplated by the Business Combination Agreement or the Ancillary Documents. At all times from the date of the Business Combination Agreement through the Closing, Zegna will, through the Zegna Board, recommend that the shareholders of Zegna approve all matters described in the foregoing sentence;

•

concurrently with the execution of the Business Combination Agreement, Zegna, as the sole member of Zegna Merger Sub, approved and adopted the Business Combination Agreement and the Plan of Merger, the Ancillary Documents to which Zegna Merger Sub is or will be a party and the transactions contemplated by the Business Combination Agreement and thereby (including the Merger);

•

at or prior to the Closing, Zegna will purchase and maintain in effect for six years after the Closing Date a “tail” policy providing liability insurance coverage for persons who, at the date of the Business Combination Agreement, were covered by IIAC’s directors’ and officers’ insurance policy with respect to matters occurring on or prior to the Closing;

•

at or prior to the Closing, or as soon as reasonably practicable following the Closing, the Zegna Board and the shareholders of Zegna will, in consultation with IIAC (if prior to Closing) and a third party compensation consultant, approve and adopt an omnibus equity incentive plan, reserving for grant thereunder an initial number of Ordinary Shares equal, for the year ending December 31, 2022, to 1% of the number of Ordinary Shares that will be outstanding on a fully diluted basis immediately following the Closing and with such other terms and conditions that will be determined by Zegna or the appropriate committee of the Zegna Board;

•

subject to certain exceptions, as soon as practicable after the date of the Business Combination Agreement and prior to the mailing of this proxy statement/prospectus, Zegna will, in consultation with IIAC, determine the members of management of Zegna who will receive grants of Ordinary Shares at or prior to the Closing and the allocation thereof among such management members in an aggregate amount of 1.5 million Ordinary Shares;

•

subject to certain exceptions, prior to the Closing, Zegna will take all actions necessary such that effective immediately after the Closing, (a) the Zegna Board will consist of eleven (11) directors, (b) the governing documents of Zegna will be in a form that reflects such terms and conditions that may be mutually agreed and are reasonably satisfactory to Zegna and IIAC and (c) the terms and conditions of the Zegna Special Voting Shares will be adopted and implemented;

•

subject to certain exceptions, prior to the Closing, Zegna will use reasonable best efforts to (a) cause the Ordinary Shares issuable in accordance with the Business Combination Agreement to be approved for listing on the NYSE, subject to official notice of issuance (the “NYSE Listing Covenant”) and (b) to satisfy any applicable initial and continuing listing requirements of the NYSE;

•

subject to certain exceptions, prior to the Closing, Zegna will undertake and consummate certain pre-Closing restructuring transactions (including the Disposition) (subject to de minimis variations from such terms that, individually or in the aggregate, are not reasonably expected to impact the timing, structure or economic substance of the Business Combination as contemplated by the Business Combination Agreement or otherwise have an adverse impact on IIAC);

•	subject to certain exceptions, prior to the Closing, Zegna will consummate, or cause to be consummated, an acquisition transaction as set forth in the Schedules; and

•

subject to certain exceptions, prior to September 30, 2021, Zegna will deliver to IIAC a true and complete copy of the unaudited consolidated statements of financial position of Zegna and its subsidiaries (consolidated) as of June 30, 2021 and the unaudited consolidated statements of profit and cash flows of Zegna and its subsidiaries (consolidated) for the six (6) month period then ended.

Covenants of IIAC

IIAC made certain covenants under the Business Combination Agreement, including, among other things, the following:

•

subject to certain exceptions, prior to the Closing, IIAC will, and will cause its subsidiaries to, not do any of the following without Zegna’s consent (such consent not to be unreasonably withheld, conditioned or delayed):

•	adopt amendments to the governing documents of IIAC or its subsidiaries or the Trust Agreement and the Warrant Agreement;

•	make any other agreement related to the Trust Account or make any distribution of funds held in the Trust Account;

•	create or form any subsidiary;

•

acquire or purchase any business entity or organization or enter into any strategic joint ventures, partnerships or alliances with any other person, or make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any other person;

•	declare, set aside, make or pay any dividends or distribution;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

•	split, combine, reclassify or issue any securities in respect of, in lieu of or in substitution for any of the capital stock of IIAC;

•	incur any indebtedness in excess of $2,000,000 in the aggregate;

•	make any loans, advances of capital contributions other than intercompany loans;

•	issue any equity securities of IIAC or its subsidiaries or grant any additional options or other rights obligating IIAC or any of its subsidiaries to issue any equity interests;

•	amend, modify, renew or enter into any contract with a related party;

•

engage in any activities or business, or incur material liabilities, other than (a) in connection with or incidental or related to such Person’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, (b) as permitted by the Business Combination Agreement or incurred in connection with the Business Combination Agreement or the Ancillary Documents or (c) that are administrative or ministerial;

•	make or change any material tax election outside of the ordinary course of business;

•	make any material changes to the methods of accounting of IIAC in any material respect, other changes that are made in accordance with PCAOB standards;

•	enter into any contract providing for the payment of any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement;

•

hire any consultants or advisors (other than advisors engaged as of the date of the Business Combination Agreement or such consultants or advisors that are currently contemplated to be engaged as set forth on the Schedules); or

•

hire any employees or adopt, become obligated to contribute to, or enter into or incur liability (contingent or otherwise) or obligations under any benefit or compensatory plan, program, policy or contract.

•

Prior to the Closing, IIAC will provide notice thereof to the Trustee in accordance with the Trust Agreement, and upon satisfaction or, to the extent permitted by applicable law, waiver of the conditions described above in the section entitled “— Conditions to Closing of the Business Combination” (a) at the Closing, IIAC will (i) cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due, if any, all amounts payable to the public shareholders who must have previously validly elected to redeem their shares of IIAC pursuant to the governing documents of IIAC, (B) pay the amounts due to the underwriters of IIAC’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to Zegna in accordance with the Trust Agreement, and (b) thereafter, the Trust Account will terminate, except as otherwise provided therein.

•

IIAC will, as promptly as practicable following the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and, in any event within 20 Business Days of the effectiveness of this registration statement of which this proxy statement/prospectus forms a part, duly convene and hold the General Meeting to approve the Business Combination Proposal, Merger Proposal and Adjournment Proposal. IIAC will, through its board of directors, recommend to its shareholders that they vote FOR the Business Combination Proposal, Merger Proposal and Adjournment Proposal.

•

Subject to certain exceptions, prior to the Closing or termination of the Business Combination Agreement in accordance with its terms, IIAC will not, will cause its officers and directors to not, will cause the IIAC Sponsor and its controlled affiliates to not, and use reasonable best efforts to cause its and its affiliates and the other representatives to not, directly or indirectly, among other things, solicit, initiate, knowingly induce or knowingly encourage discussions or negotiations with, or provide any non-public information to or enter into any agreement with any person concerning any purchase of IIAC or any of its affiliates.

•

No later than 15 Business Days after the date of the Business Combination Agreement, IIAC, on behalf of the FPA Purchaser, will deliver to Zegna an amendment to the Forward Purchase Agreement, pursuant to which, the FPA Purchaser will commit to purchase from IIAC 22,500,000 Class A Shares for an aggregate purchase price of €184,500,000, subject to adjustment in accordance with the terms of the amendment. Such amendment was delivered on July 26, 2021.

Mutual Covenants of the Parties

The parties made certain covenants under the Business Combination Agreement, including, among other things, the following:

•	using reasonable best efforts to consummate the Business Combination;

•	making relevant public announcements;

•	keeping certain information confidential in accordance with the existing non-disclosure agreement;

•	retaining books and records and providing mutual access thereto;

•	reasonably cooperating in connection with any shareholder demands or shareholder litigation relating to the Business Combination Agreement, any Ancillary Document or any matters relating thereto;

•	taking, or causing to be taken, all reasonable actions and doing, or causing to be done, all things necessary, proper or advisable to consummate the PIPE Financing;

•	negotiating in good faith and mutually agreeing upon forms of each of the Ancillary Documents; and

•	reasonably cooperating in connection with the NYSE Listing Covenant.

In addition, IIAC and Zegna agreed that IIAC and Zegna will prepare and mutually agree upon and Zegna will file with the SEC, the registration statement on Form F-4 relating to the Business Combination which contains this proxy statement/prospectus. Both IIAC and Zegna agreed to use their reasonable best efforts to: (a) cause such registration statement to comply in all material respects with the applicable rules and regulations set out by the SEC; (b) promptly notify the other of, cooperate with each other with respect to, mutually agree upon (each acting reasonably) and respond promptly to any comments of the SEC or its staff; (c) have such registration statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC; and (d) keep such registration statement effective through the Closing in order to permit the consummation of the Business Combination.

The Business Combination is not presently believed to be subject to reporting under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, nor similar reporting under the merger control laws of other jurisdictions. IIAC and Zegna agreed that IIAC and Zegna will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the Business Combination or the transactions contemplated by the Ancillary Documents. IIAC and Zegna also agreed to cooperate by each providing the other party a reasonable opportunity to review in advance, and considering in good faith the views of the other in connection with, any proposed written communication with any governmental entity, and each agreeing not to participate in meetings, either in person or by any means of telecommunication, with any governmental entity unless it consults with the other party and gives the other party an opportunity to attend and participate in any such meeting.

Survival of Representations and Warranties and Covenants

The representations, warranties, agreements and covenants in the Business Combination Agreement terminate at the Effective Time, except for those covenants and agreements that, by their terms, contemplate performance after the Closing.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, as follows:

•	by mutual written consent of IIAC and Zegna;

•

by IIAC, subject to certain exceptions, if any of the representations or warranties made by any of Zegna or Zegna Merger Sub are not true and correct or if Zegna or Zegna Merger Sub fails to perform any of their respective covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of IIAC, as described in the section entitled “—Conditions to Closing of the Business Combination” above, could not be satisfied and the breach (or breaches) is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof, and (ii) the Termination Date (as defined herein) provided that IIAC is not in breach of the Business Combination Agreement so as to prevent certain closing conditions set forth in the Business Combination Agreement to be satisfied;

•

by Zegna, subject to certain exceptions, if any of the representations or warranties made by IIAC are not true and correct or if IIAC fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of Zegna or Zegna Merger Sub, as described in the section entitled “— Conditions to Closing of the Business Combination” above, could not be satisfied and the breach (or breaches) is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof, and (ii) the Termination Date, provided that none of Zegna or Zegna Merger Sub is in breach of the Business Combination Agreement so as to prevent certain closing conditions set forth in the Business Combination Agreement to be satisfied;

•	by either IIAC or Zegna,

•

if the transactions contemplated by the Business Combination Agreement have not been consummated on or prior to April 18, 2022 (the “Termination Date”), unless the breach of any covenants or obligations under the Business Combination Agreement or any Ancillary Document by the party seeking to terminate proximately caused the failure to consummate the Transactions on or before such date;

•

if any governmental entity has issued an order permanently enjoining or prohibiting any of the Conversion, the Forward Purchase, the Merger, the PIPE Financing, the Capital Distribution or the Share Repurchase and such order has become final and non-appealable; or

•	if the approval of the Business Combination Proposal and the Merger Proposal by the IIAC shareholders is not obtained at the General Meeting (including any adjournment thereof).

•

by IIAC if the approval of the Conversion and the other Transactions, and any other proposals as necessary or appropriate in connection with the consummation of the transactions contemplated by the Business Combination Agreement or the Ancillary Documents by the shareholders of Zegna is not obtained within 90 days from the date of the Business Combination Agreement.

Expenses

The fees and expenses incurred in connection with the Business Combination Agreement and Ancillary Documents, and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses. However, if the Closing occurs, then IIAC will pay, or cause to be paid, all unpaid IIAC and Zegna expenses as of such time.

Governing Law

The Business Combination Agreement is governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York (except that the Cayman Islands Companies Law will apply to the Merger and Italian and Dutch Law will apply to the Conversion, and Dutch Law will apply to the Share Repurchase, as applicable).

Arbitration

The Business Combination Agreement contains a binding arbitration provision whereby IIAC, Zegna and Zegna Merger Sub irrevocably agree to resolve any disputes arising out of the Business Combination or any Ancillary Document in binding arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Centre in force on the date on which a notice of arbitration is submitted.

Amendments

The Business Combination Agreement may be amended or modified only by a written agreement executed and delivered by all of the parties thereto.

Deal Contingent Forward

In anticipation of the transactions contemplated by the Business Combination Agreement, IIAC entered into a deal-contingent foreign exchange forward transaction (the “Deal-Contingent Forward”) with a bank counterparty pursuant to which IIAC will be required to deliver a specified amount of US dollars in exchange for €305,000,000 contemporaneously (or nearly contemporaneously) with the Closing, if the Closing occurs by April 18, 2022. Subject to certain customary exceptions, if the Closing does not occur by this date, IIAC will have no liability to the bank counterparty. The Deal-Contingent Forward may be assigned to Zegna prior to or contemporaneously with the Closing. Any net gains realized by IIAC on or in respect of the Deal-Contingent Forward, to the extent not offset by tax deductible expenses, are expected to be subject to 19% UK corporation tax.

Ancillary Documents

This section describes the material provisions of certain additional agreements that were entered into concurrently with, or will be entered into at Closing pursuant to (as applicable) the Business Combination Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Documents. A form of the Subscription Agreements is attached hereto as Annex F, a form of the Registration Rights Agreement is attached hereto as Annex [●], a form of the Lock-Up Agreement is attached hereto as Annex [●], the Sponsor Letter Agreement is attached hereto as Annex D, the Company Support Agreement is attached hereto as Annex C, a form of the Shareholders Agreement is attached hereto as Annex [●], a form of the Warrant Assumption Agreement is attached hereto as Annex [●] and a form of the Warrant Agreement Amendment is attached hereto as Annex [●]. Shareholders and other interested parties are urged to read such Ancillary Documents in their entirety prior to voting on the proposals presented at the General Meeting.

Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, IIAC and Zegna entered into the PIPE Subscription Agreements with certain investors. Pursuant to the PIPE Subscription Agreements, certain investors agreed to subscribe for, and Zegna agreed to issue to such PIPE Investors, including certain inside subscribers (including the FPA Purchaser, Sergio P. Ermotti, currently the chairman of the IIAC Board, and Ermenegildo Zegna di Monte Rubello) (the “Insider PIPE Subscribers”) an aggregate amount of 25,000,000 Ordinary Shares for a purchase price of $10.00 per share, for aggregate gross proceeds of $250,000,000. The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Ordinary Shares to be issued pursuant to the PIPE Subscription Agreements have not been registered under the Securities Act, and will be issued in reliance on the availability of an exemption from such registration.

The PIPE Subscription Agreements provide for certain customary registration rights. In particular, the PIPE Subscription Agreements provide that Zegna is required to file with the SEC a registration statement registering the resale of such shares as soon as practicable (but in any case within 45 calendar days following the Closing Date). Additionally, Zegna is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 30th calendar day (or the 90th calendar day if the SEC notifies Zegna that it will “review” the registration statement) following the filing date thereof and (ii) the 10th business day after the date Zegna is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. Zegna will use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the third anniversary of the Closing; (ii) the date the Subscribers cease to hold any shares issued pursuant to the Subscription Agreements (the “registrable shares”); or (iii) the date all registrable shares held by the Subscribers may be sold without restriction under Rule 144 within 90 days without the public information, volume or manner of sale limitations of such rule.

The PIPE Subscription Agreements for the Insider PIPE Subscribers contain certain restrictions on transfer with respect to the shares issued pursuant to such PIPE Subscription Agreements immediately following the Closing. Such restrictions begin at the Closing and end on the date that is twelve (12) months after the Closing.

Registration Rights Agreement

Concurrently with the Closing, Zegna, the Zegna Shareholders, the IIAC Sponsor, the FPA Purchaser and the Other Class B Shareholders (collectively, the “Holders”) will enter into the Registration Rights Agreement, pursuant to which, among other things, the Holders will be granted certain registration rights with respect to certain Ordinary Shares and other equity securities of Zegna held by the Holders from time to time.

Pursuant to the Registration Rights Agreement, Zegna will agree to file a registration statement registering for resale certain Ordinary Shares and other equity securities of Zegna within 45 days after the Closing. At any time and from time to time after the expiration of any lock-up to which a Holder’s shares are subject, if any, any Holder will be able to request to sell all or a portion of its registrable securities in an underwritten offering so long as the aggregate gross proceeds are reasonably expected to exceed $50 million. The

Registration Rights Agreement will also provide customary “piggyback” registration rights, subject to certain requirements and customary cut-backs. The Registration Rights Agreement will also contain customary provisions regarding indemnification and contribution.

Lock-Up Agreement

Concurrently with the Closing, the Zegna Shareholders, the IIAC Sponsor, the FPA Purchaser and the Other Class B Shareholders will enter into the Lock-Up Agreement with Zegna.

The Zegna Shareholders will agree, among other things, not to sell, transfer or otherwise dispose of any Ordinary Shares owned by them (excluding any shares acquired in the PIPE Financing) until the earlier of (a) the date that is 18 months from the Closing Date and (b) the last trading day on which the volume weighted average share price of the Ordinary Shares equals or exceeds $12.50 per share for at least 20 trading days within any period of 30 consecutive trading days, commencing at least 180 days after the Closing Date.

Subject to certain exceptions, the IIAC Sponsor and the Other Class B Shareholders will agree, among other things, not to sell, transfer or otherwise dispose of any Ordinary Shares or Zegna warrants owned by them (excluding any shares acquired in the PIPE Financing) for a period of 180 days following the Closing Date, in each case other than pursuant to certain customary exceptions; provided that, subject to certain adjustments: (i) the IIAC Sponsor will maintain beneficial ownership of a number of Ordinary Shares representing at least (a) 80% of the IIAC Sponsor’s initial stake immediately following the Closing (excluding, for the avoidance of doubt, Ordinary Shares acquired in the PIPE Financing) for a period of at least 18 months following the Closing Date, and (b) 40% of the IIAC Sponsor’s initial stake immediately following the Closing (excluding, for the avoidance of doubt, Ordinary Shares acquired in the PIPE Financing) for a period of at least 36 months following the Closing Date.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, IIAC, the IIAC Sponsor, each Other Class B Shareholder and Zegna entered into the Sponsor Letter Agreement, pursuant to which the IIAC Sponsor and the Other Class B Shareholders agreed to, among other things, (i) vote all of their IIAC Ordinary Shares held of record or thereafter acquired in favor of each of the transaction proposals to be voted upon at the meeting of IIAC shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) waive any adjustment to the conversion ratio set forth in the governing documents of IIAC or any other anti-dilution or similar protection with respect to the Class B Shares (whether resulting from the transactions contemplated by the PIPE Subscription Agreements or otherwise), (iii) waive their respective redemption rights in connection with the consummation of the Business Combination with respect to any Class A Shares in IIAC held by them, (iv) be bound by certain other covenants and agreements related to the Business Combination, including exclusivity and confidentiality restrictions, and (v) be bound by certain transfer restrictions with respect to their IIAC Ordinary Shares prior to the Closing, in each case on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

Company Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Zegna Existing Shareholders entered into the Company Support Agreement with IIAC and Zegna, pursuant to which the Zegna Existing Shareholders have agreed to, among other things, (i) vote all of their ordinary shares of Zegna held of record or thereafter acquired in favor of the Business Combination Agreement and the transactions contemplated thereby, (ii) be bound by certain other covenants and agreements related to the Business Combination, including exclusivity and confidentiality restrictions and (iii) be bound by certain transfer restrictions with respect to their ordinary shares of Zegna, in each case on the terms and subject to the conditions set forth in the Company Support Agreement.

Shareholders Agreement

Concurrently with the Closing, Zegna, the Zegna Existing Shareholders and the IIAC Sponsor will enter into the Shareholders Agreement, pursuant to which, among other things, for as long as the Sponsor Group satisfies the Minimum Holding Requirement, (i) the parties thereto will exercise their rights and powers such that the Sponsor Nominee will only be (a) suspended as a Zegna Director if so requested in writing by the IIAC Sponsor other than when not suspending the Sponsor Nominee would be in breach of the Zegna Board’s fiduciary duties to Zegna and (b) dismissed as a Zegna Director if so requested in writing by the IIAC Sponsor or in the case of fraud or willful misconduct in the performance of the Sponsor Nominee’s office as a Zegna Director, (ii) the Chief Executive Officer will propose to the Zegna Board to appoint the Sponsor Nominee to serve on the Audit Committee and the Compensation Committee and (iii) the IIAC Sponsor will have the right to participate in certain capital raises of Zegna on the terms and subject to the exceptions contained in the Shareholders Agreement.

For as long as the Sponsor Group satisfies the Minimum Holding Requirement and subject to the conditions contained in the Shareholders Agreement, Zegna will also (i) consult with the IIAC Sponsor and solicit and consider its views in good faith before (a) entering into any major, transformative acquisition involving a merger with a similarly situated fashion or luxury goods company and (b) determining to pay an extraordinary cash dividend, and (ii) provide access to senior representatives of the IIAC Sponsor to interact with (a) the Chief Financial Officer and Chief Operating Officer of Zegna on at least a monthly basis and (b) the Chief Executive Officer of Zegna on at least a quarterly basis, in each case to ask questions about the affairs of Zegna, provided that, in each case, neither Zegna nor its representatives shall be under an obligation to disclose any confidential or non-public information.

Warrant Agreement Amendment and Warrant Assumption Agreement

The Merger will automatically result in: (i) the conversion of the IIAC Public Warrants into Zegna Public Warrants representing the right to purchase one Ordinary Share, on the same contractual terms and conditions as were in effect immediately prior to the Effective Time under the terms of the Warrant Agreement and (ii) the exchange of the issued and outstanding IIAC Private Placement Warrants to Zegna for the issuance by Zegna of a corresponding number of Zegna Private Placement Warrants, representing the right to purchase one Ordinary Share, on the same contractual terms and conditions of the Private Placement Warrants as were in effect immediately prior to the Effective Time (the “Exchange”). Concurrently with the Closing, Zegna will enter into the Warrant Assumption Agreement, pursuant to which, among other things, Zegna will assume all applicable obligations of IIAC under the Warrant Agreement.

Effective immediately following the Exchange, IIAC will enter into the Warrant Agreement Amendment, pursuant to which the warrant exercise price of the IIAC Private Placement Warrants will be amended to $0.01 and the duration of the exercise period of the IIAC Private Placement Warrants will be extended by amendment so that the IIAC Private Placement Warrants will be exercisable by Zegna in connection with the Closing. Following the execution of the Warrant Agreement Amendment, Zegna will exercise all of the IIAC Private Placement Warrants it holds following the Exchange and receive a corresponding number of Class A Shares. If the parties mutually agree, the amount payable by Zegna for the exercise of the IIAC Private Placement Warrants may be offset against and reduce the amount of the Capital Distribution received by Zegna at Closing.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information (the “unaudited pro forma condensed combined financial information”) is provided for illustrative purposes only and should not be considered an indication of the results of operations or financial position of Zegna following the Business Combination.

The following unaudited pro forma condensed combined statement of financial position as of December 31, 2020 combines the historical statement of financial position of IIAC as of December 31, 2020 with the historical consolidated statement of financial position of Zegna as of December 31, 2020, giving pro forma effect to the Business Combination and the PIPE Investment, as if they had occurred as of December 31, 2020.

The following unaudited pro forma condensed combined Statement of profit and loss for the year ended December 31, 2020 combine the historical statement of operations of IIAC for the year ended December 31, 2020, and the historical consolidated statements of operations of Zegna for year ended December 31, 2020, giving pro forma effect to the Business Combinations and the PIPE Investment as if they had occurred on January 1, 2020, the beginning of the earliest period presented in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements have been derived from:

•	the IIAC Annual Financial Statements included elsewhere in this proxy statement/prospectus; and

•	the Zegna Annual Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

This information should be read together with the Zegna Annual Consolidated Financial Statements (including the related notes) and IIAC’s audited financial statements and related notes, “Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “IIAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

References to the “Combined Company” in this section “Unaudited Pro Forma Condensed Combined Financial Information” are to Zegna following the consummation of the transactions contemplated by the Business Combination Agreement.

Description of the Business Combination

On July 18, 2021, IIAC, Zegna and Zegna Merger Sub entered into the Business Combination Agreement. As a result of the transactions contemplated by the Business Combination Agreement, (i) Zegna will effect a cross-border conversion and will transfer its legal seat from Italy to the Netherlands and be organized as a Dutch public limited company and (ii) Zegna Merger Sub will merge with and into IIAC, with IIAC as the surviving company in the Merger. Following the Closing, the Zegna Shareholders will hold 155,400,000 Ordinary Shares (excluding any Ordinary Shares purchased in the PIPE Financing and management grants). As part of the Merger, each Class A Share and Class B Share of IIAC issued and outstanding immediately prior to the Effective Time will remain outstanding as one ordinary share of the Surviving Company for further contribution as a contribution in kind to Zegna in consideration for one ordinary share in the share capital of Zegna. As a result of the Conversion, each Ordinary Share shall have a nominal value of €0.02 per share.

Zegna and IIAC also entered into certain PIPE Subscription Agreements, each dated July 18, 2021, with the PIPE Investors, pursuant to which, and subject to the terms and conditions thereto, the PIPE Investors agreed to subscribe an aggregate of 25,000,000 Ordinary Shares at the Closing for an aggregate purchase price of $250,000,000. The PIPE Investment will be consummated immediately following the Effective Time, as part of the Closing.

Pursuant to the Business Combination Agreement each of the following transactions will occur, in the following order:

•

On the Closing Date prior to the Effective Time, Ermenegildo Zegna Holditalia S.p.A. will implement a cross-border conversion, by means of the execution of a Dutch notarial deed of cross-border conversion and amendment of its articles of association, and transfer its legal seat from Italy to the Netherlands and be organized as a Dutch public limited liability company (naamloze vennootschap), upon which Ermenegildo Zegna Holditalia S.p.A. will change its name to Ermenegildo Zegna N.V.

•

In connection with the Conversion, Zegna will undergo a share split, or any other transaction or share reorganization with a similar effect, to ensure that immediately following the Closing, the Zegna Shareholders will hold 155,400,000 Ordinary Shares;

•

On the Closing Date following the Conversion and prior to the Effective Time, Strategic Holding Group S.à.r.l., an affiliate of the IIAC Sponsor shall purchase from IIAC and IIAC shall issue to such purchaser 22,500,000 Class A Shares for an aggregate purchase price of €184,500,000, subject to adjustment in accordance with the terms of the Forward Purchase Agreement; Pursuant to the FPA Amendment, if, at the closing of the Transactions, the effective issue price per share would be less than $9.65, then the purchase price for shares under the FPA Purchase will be increased to a Euro amount such that the effective issue price per share is equal to at least $9.65.

•

At the Effective Time, Zegna Merger Sub will merge with and into IIAC, with IIAC as the surviving company in the merger, and (i) each share in the capital of Zegna Merger Sub issued and outstanding immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into one ordinary share in the share capital of the Surviving Company, (ii) each Class A Share and Class B Share of IIAC issued and outstanding immediately prior to the Effective Time will remain outstanding as one ordinary share of the Surviving Company for further contribution as a contribution in kind to Zegna in consideration for one ordinary share in the share capital of Zegna, (iii) each outstanding IIAC Public Warrant that is outstanding immediately prior to the Effective Time will automatically cease to represent a right to acquire one Class A Share and shall automatically represent, immediately following the Effective Time, a right to acquire one Ordinary Share on the same contractual terms and conditions as were in effect immediately prior to the Effective Time under the terms of the Warrant Agreement, and (iv) each outstanding Private Placement Warrant to acquire one IIAC Ordinary Share that is outstanding immediately prior to the Effective Time will be exchanged, immediately following the Effective Time, for the issuance of a new Zegna warrant representing a right to acquire one Ordinary Share on the same contractual terms and conditions of the IIAC Private Placement Warrants as were in effect immediately prior to the Effective Time under the terms of the Warrant Agreement;

•	Immediately following the Effective Time, Zegna will consummate the PIPE Financing;

•

After the consummation of the PIPE Financing, the Surviving Company shall distribute an amount of cash equal to the Capital Distribution Amount to Zegna by way of a return of capital distribution under Cayman Islands law; and

•	Promptly following the capital distribution, Zegna shall acquire 54,600,000 Ordinary Shares from Monterubello, in exchange for the Cash Consideration.

For more information on the Business Combination, please see the sections entitled “The Business Combination” and “The Business Combination Agreement and Ancillary Documents.”

In connection with the consummation of the Business Combination, the Sponsor, the FPA Purchaser, the Other Class B Shareholders and the Zegna Shareholders will enter into lock-up agreements. See “The Business Combination Agreement and Ancillary Documents—Lock-up Agreement”

Accounting for the Business Combination

The Business Combination will be accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, IIAC will be treated as the “acquired” company for financial reporting purposes, and the Company will be the accounting “acquirer”. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of the Company issuing shares for the net assets of IIAC, accompanied by a recapitalization. The net assets of IIAC will be stated at historical cost, with no goodwill or other intangible assets recorded.

The Company has been determined to be the accounting acquirer based on the evaluation of the following facts and circumstances:

•	Zegna’s shareholders will hold a majority of the voting power of the Combined Company;

•	Zegna’s operations will substantially comprise the ongoing operations of the Combined Company;

•	Zegna’s designees are expected to comprise a majority of the governing body of the Combined Company;

•	Zegna’s senior management will comprise the senior management of the Combined Company; and

•	Zegna is the larger entity, in terms of substantive operations and employee base.

It has been determined that IIAC does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, hence the transaction is accounted for within the scope of IFRS 2 (“Share-based payment”). In accordance with IFRS 2, the difference in the fair value of the Company equity instruments deemed issued to IIAC shareholders, over the fair value of identifiable net assets of IIAC represents a service for listing and is accounted for as a share-based payment which is expensed as incurred.

Basis of Presentation

The Zegna Annual Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB and in its presentation currency of the Euro. The IIAC Annual Financial Statements have been prepared in accordance with U.S. GAAP in its presentation currency of the U.S. Dollar. The condensed combined pro forma financial information reflects IFRS, the basis of accounting used by the registrant, Zegna, and the historical financial information of IIAC has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited condensed combined pro forma financial information (see Note 2 – IFRS Policy and Presentation Alignment). For purposes of preparing this presentation the historical statement of financial position of IIAC has been translated into Euros at the rate in effect on December 31, 2020 of $1.00 to €0.8150 and the historical statement of operations of IIAC has been translated into Euros using the average exchange rate for the period from September 7, 2020 (inception) through December 31, 2020 of $1.00 to €0.8410. The unaudited pro forma condensed combined financial information is presented in thousands and the footnote figures are presented in millions.

In anticipation of the transactions contemplated by the Business Combination Agreement, IIAC entered into a deal-contingent foreign exchange forward transaction (the “Deal-Contingent Forward”) with Goldman Sachs International pursuant to which IIAC will be required to deliver a specified amount of U.S. Dollars in exchange for €305,000,000 contemporaneously with the Closing, if the Closing occurs by April 18, 2022. Subject to certain customary exceptions, if the Closing does not occur by this time, IIAC will have no liability to

Goldman Sachs International. The Deal-Contingent Forward may be assigned to the Company prior to or contemporaneously with the Closing. Under the Deal-Contingent Forward, the foreign currency exchange rate to be paid as of the last business day in November 2021 would be $1.1920 per €1.00. This rate has been applied to convert certain transaction expenses estimated to be paid or incurred in connection with the deal as presented and described in the unaudited condensed combined pro forma financial statements.

The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented to provide an understanding of the Combined Company upon consummation of the Business Combination for illustrative purposes.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Zegna has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The historical financial information has been adjusted to reflect the pro forma adjustments that are directly attributable to the Business Combination and the PIPE Investment.

The unaudited pro forma condensed combined financial information is for illustrative purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that would have been reported had the Business Combination been completed as of the date presented, and should not be taken as representative of the future consolidated results of operations or financial position of the Combined Company following the Business Combination. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the Combined Company after giving effect to the Business Combination. The financial results may have been different had the companies been combined for the referenced period. Zegna and IIAC have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Zegna’s and IIAC’s management believes this unaudited pro forma condensed combined financial information to not be meaningful given the combined entity incurred significant losses during the historical period presented

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative scenarios regarding redemption of IIAC shares into cash:

•	Scenario 1—No redemptions: This presentation assumes that no IIAC shareholders exercise redemption rights with respect to their Class A Shares upon consummation of the Business Combination;

•

Scenario 2—Maximum redemptions: This scenario assumes that IIAC shareholders redeem 25,250,000 of the outstanding Class A Shares (approximately 62.7% of the outstanding Class A Shares) for their pro rata share of the cash in the Trust Account for aggregate redemption payments of $252.5 million (€205.8 million) at a redemption price of approximately $10.00 per share (€8.15 per share) based on the investments held in the Trust Account as of December 31, 2020. The maximum redemption scenario is based on the defined Aggregate Transaction Proceeds of €184,500,000 and $400,000,000, which subject to the application of the Deal-Contingent Forward, is approximately €510,500,000 ($626,400,000), consisting of (i) the cash held in the Trust Account after giving effect to the IIAC Shareholder Redemption, (ii) the proceeds from the Forward Purchase and (iii) the Aggregate PIPE Proceeds. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the maximum redemptions.

The foregoing scenarios are for illustrative purposes only as the actual number of redemptions by IIAC’s public shareholders is unknowable prior to the deadline for the exercise of redemption rights with respect to Class A Shares (which is two business days before the initial date of the General Meeting). Accordingly, the actual financial position and results of operations may differ significantly from the pro forma amounts presented herein.

The following table summarizes the number of Ordinary Shares outstanding under the two redemption scenarios (excluding the Escrowed Shares from the computation of Ordinary Shares outstanding):

Shareholders	No Redemptions		Maximum Redemptions
	Ownership in Voting Shares	% Voting Shares Outstanding	Ownership in Voting Shares	% Voting Shares Outstanding
Zegna Shareholders(1)	155,400,000	62.2%	155,400,000	69.2%
IIAC Public Shareholders	40,250,000	16.1%	15,000,000	6.7%
IIAC Sponsor(2)	27,531,250	11.0%	27,531,250	12.3%
PIPE Investors	25,000,000	10.0%	25,000,000	11.1%
Management Grants	1,500,000	0.6%	1,500,000	0.7%

	249,681,250	100.0%	224,431,250	100.0%

(1)	Excludes shares to be issued to certain Zegna Shareholders in connection with the PIPE Financing or as management grants.
(2)	Includes shares to be issued to the IIAC sponsor, to the FPA Purchaser and to the Other Class B Shareholders but excluding shares to be issued to them in connection with the PIPE Financing.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2020

				Scenario 1—Assuming no redemptions			Scenario 2—Assuming maximum redemptions
(in € thousands)	Zegna Historical IFRS	Adjusted IIAC Historical	Zegna Disposal (A)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Balance Sheet
Current Assets
Cash and cash equivalents	€317,291	€851	€(5,223)	€336,736	B	€525,590	€(205,786)	C	€319,804
	—	—	—	203,749	I	—	—		—
	—	—	—	(45,832)	J	—	—		—
	—	—	—	184,500	D	—	—		—
	—	—	—	(11,482)	E	—	—		—
	—	—	—	(455,000)	K	—	—		—
Trade receivables	138,829	—	708	—		139,537	—		139,537
Tax receivables	15,611	—	(53)	—		15,558	—		15,558
Derivatives financial instruments	11,848	—	—	—		11,848	—		11,848
Inventories	321,471	—	(1,036)	—		320,435	—		320,435
Other current financial assets	350,162	—	224	—		350,386	—		350,386
Other current assets	66,718	613	2,566	(613)	N	69,284	—		69,284

Total current assets	1,221,930	1,464	(2,814)	212,058		1,432,638	(205,786)		1,226,852

Non-current assets
Investments held in Trust Accounts	—	336,736	—	(336,736)	B	—	—		—
Property plant and equipment	244,126	—	(126,106)	—		118,020	—		118,020
Investment property	49,754	—	(49,754)	—		—	—		—
Intangibles asset with a finite useful life	32,333	—	(2,246)	—		30,087	—		30,087
Right of use	351,646	—	28,021	—		379,667	—		379,667
Goodwill	355,515	—	—	—		355,515	—		355,515
Investments at equity method	21,360	—	(472)	—		20,888	—		20,888
Deferred tax assets	71,901	—	787	—		72,688	—		72,688
Assets held for sale	17,225	—	(8,321)	—		8,904	—		8,904
Other financial assets	49,264	—	(17,402)	—		31,862	—		31,862

TOTAL ASSETS	€2,415,054	€338,200	€(178,307)	€(124,678)		€2,450,269	€(205,786)		€2,244,483

Liabilities and Shareholders’ Equity
Current liabilities
Current financial borrowings	€106,029	€—	€16,615	€—		€122,644	€—		€122,644
Lease liabilities	92,842	—	6,439	—		99,281	—		99,281
Current provision for risks and charges	8,325	—	—	—		8,325	—		8,325
Derivative financial instruments	13,192	—	(3,134)	—		10,058	—		10,058
Trade liabilities including customer advances	188,342	—	(5,183)	—		183,159	—		183,159
Tax liabilities	33,362	—	(1,235)	—		32,127	—		32,127
Other current liabilities	76,637	986	9,811	—		87,434	—		87,434

Total current liabilities	518,729	986	23,313	—		543,028	—		543,028

				Scenario 1—Assuming no redemptions			Scenario 2—Assuming maximum redemptions
(in € thousands)	Zegna Historical IFRS	Adjusted IIAC Historical	Zegna Disposal (A)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Non-current financial borrowings	558,722	—	—	—		558,722	—		558,722
Other non-current financial liabilities	220,968	—	6,950	—		227,918	—		227,918
Lease liabilities	314,845	—	28,569	—		343,414	—		343,414
Non current provision for risks and charges	39,956	—	(249)	—		39,707	—		39,707
Employee termination indemnities	29,347	—	(163)	—		29,184	—		29,184
Deferred tax liabilities	70,728	—	(25,177)	—		45,551	—		45,551
Deferred underwriting commissions	—	11,482	—	(11,482)	E	—	—		—
Liabilities held for sale	16,725	—	(8,321)	—		8,404	—		8,404
Escrowed Shares	—	—	—	33,312	M	33,312	—		33,312
Warrant liability	—	23,936	—	—		23,936	—		23,936
Other liabilities	—	289,020	—	(289,020)	C	—	—		—

TOTAL LIABILITIES	€1,770,020	€325,424	€24,922	€(267,190)		€1,853,176	€—		€1,853,176

Commitments and Contingencies

Class A ordinary shares, $0.0001 par value; 500,000,000 at $10.00 per share authorized, 35,462,772 shares subject to possible redemption	€—	€—	€—	€—		€—	€—		€—

Shareholders’ Equity

Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	€—	€—	€—	€—		€—	€—		€—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 4,787,228 shares issued and outstanding (excluding 35,462,772 shares subject to possible redemption)	—	—	—	3	C	—	(2)	C	—
	—	—	—	2	D	—	2	G	—
	—	—	—	(5)	G	—	—		—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 10,062,500 shares issued and outstanding	—	1	—	(1)	G	—	—		—
Share capital (Historical)	4,300	—	—	(4,300)	H	—	—		—
Share capital (Company)	—	—	—	1,456	G	6,155	(506)	G	5,649
	—	—	—	4,300	H	—	—		—
	—	—	—	500	I	—	—		—
	—	—	—	(101)	M	—	—		—

				Scenario 1—Assuming no redemptions			Scenario 2—Assuming maximum redemptions
(in € thousands)	Zegna Historical IFRS	Adjusted IIAC Historical	Zegna Disposal (A)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Other reserves	(295,773)	—	2,775	(455,000)	K	(735,773)	—		(735,773)
	—	—	—	12,225	L	—	—		—
Additional paid-in capital	—	8,042	—	289,017	C	738,175	(205,784)	C	535,945
	—	—	—	203,249	I	—	—		—
	—	—	—	(16,032)	J	—	3,050	J	—
	—	—	—	184,498	D	—	—		—
	—	—	—	4,733	F	—	504	G	—
	—	—	—	(1,450)	G	—	—		—
	—	—	—	66,118	O	—	—		—
Retained earnings	893,236	4,733	(202,568)	(12,225)	L	548,701	—		545,651
	—	—	—	(66,118)	O	—	—		—
	—	—	—	(29,800)	J	—	(3,050)	J	—
	—	—	—	(4,733)	F	—	—		—
	—	—	—	(33,211)	M	—	—		—
	—	—	—	(613)	N	—	—		—

TOTAL SHAREHOLDER’S EQUITY	€601,763	€12,776	€(199,793)	€142,512		€557,258	€(205,786)		€351,472
Total equity attributable to non-controlling interest	43,271	—	(3,436)	—		39,835	—		39,835

TOTAL EQUITY	€645,034	€12,776	€(203,229)	€142,512		€597,093	€(205,786)		€391,307

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	€2,415,054	€338,200	€(178,307)	€(124,678)		€2,450,269	€(205,786)		€2,244,483

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT AND LOSS FOR THE YEAR ENDED DECEMBER 31, 2020

				Scenario 1—Assuming no redemptions			Scenario 2—Assuming maximum redemptions
(in € thousands)	Zegna Historical IFRS	Adjusted IIAC Historical	Zegna Disposal (AA)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Revenues	€1,014,733	€—	€(9,805)	€—		€1,004,928	€—		€1,004,928
Other income	5,373	—	7	—		5,381	—		5,381
Costs of raw materials and consumables	(250,569)	—	4,766	—		(245,803)	—		(245,803)
Purchased, outsourced, and other costs	(286,926)	(314)	6,759	(29,800)	BB	(310,282)	(3,050)	BB	(313,332)
Personnel costs	(282,659)	—	9,080	(12,225)	DD	(285,804)	—		(285,804)
Depreciation, amortization, and impairment of assets	(185,930)	—	(2,285)	—		(188,215)	—		(188,215)
Write downs and other provisions	(6,178)	—	558	(613)	FF	(6,233)	—		(6,233)
Other operating costs	(30,399)	—	1,696	(66,118)	CC	(94,821)	—		(94,821)
	—	—	—	—		—	—		—
	—	—	—	(33,211)	EE	—	—		(33,211)

Profit/(loss) from operations	(22,553)	(314)	10,775	(141,967)		(154,060)	(3,050)		(157,110)
Other income/expenses:
Financial income	34,352	—	8,907	—		43,259	—		43,259
Financial expenses	(48,072)	(817)	851	—		(48,038)	—		(48,038)
Exchange gains/(losses)	13,455	—	20	—		13,475	—		13,475
Income/(loss) from joint ventures and investments	(4,205)	—	58	—		(4,147)	—		(4,147)
Impairment of equity investments	(4,532)	—	—	—		(4,532)	—		(4,532)
Offering costs associated with warrant liabilities	—	—	—	—		—	—		—
Change in fair value of warrant liabilities	—	(2,963)	—	—		(2,963)	—		(2,963)

Income before taxes	(31,555)	(4,094)	20,612	(141,967)		(157,006)	(3,050)		(160,056)
Income taxes	(14,983)	—	(1,431)	—		(16,414)	—		(16,414)

Net income	€(46,538)	€(4,094)	€19,181	€(141,967)		€(173,420)	€(3,050)		€(176,470)

	—	—	—	—		—	—		—
Weighted average shares outstanding of Class A ordinary shares	—	39,697,368	—	—		—	—		—
Basic and diluted net income per Class A ordinary share	—	€—	—	—		—	—		—
Weighted average shares outstanding of Class B ordinary shares	—	9,148,438	—	—		—	—		—
Basic and diluted net loss per Class B ordinary share	—	€(0.45)		—		—	—		—
Profit/(loss) attributable to parent company	€(50,577)		19,236	—		(177,403)	—		(180,453)
Profit/(loss) attributable to non-controlling interest	€4,038	—	(55)	—		3,983	—		3,983

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.    Basis of Presentation

The unaudited pro forma condensed combined statement of financial position as of December 31, 2020 assumes that the Business Combination occurred on December 31, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 presents pro forma effect to the Business Combination as if it had been completed on January 1, 2020. These periods are presented on the basis that the Company is the accounting acquirer.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•	Zegna’s audited consolidated statement of financial position as of December 31, 2020 and the notes thereto, included elsewhere in this proxy statement/prospectus; and

•	IIAC’s audited statement of financial position as of December 31, 2020 and the notes thereto, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the period ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•	Zegna’s audited consolidated statement of profit and loss for the year ended December 31, 2020 and the notes thereto, included elsewhere in this proxy statement/prospectus; and

•	IIAC’s audited statement of profit and loss for the period from September 7, 2020 (inception) through December 31, 2020 and the notes thereto, included elsewhere in this proxy statement/prospectus.

The historical financial statements of Zegna have been prepared in accordance with IFRS as issued by the IASB and in its presentation and reporting currency of the Euro (€). The historical financial statements of IIAC have been prepared in accordance with U.S. GAAP in its presentation and reporting currency of United States dollars ($). The financial statements of IIAC have been translated into Euros for the purposes of presentation in the unaudited pro forma condensed combined financial information using the following exchange rates (see Note 2—IFRS Policy and Presentation Alignment):

•	at the period end exchange rate as of December 31, 2020 of $1.00 to €0.8150 for the statement of financial position; and

•	the average exchange rate for the period from September 7, 2020 (inception) through December 31, 2020 of $1.00 to €0.8410 for the statement of profit and loss.

In anticipation of the transactions contemplated by the Business Combination Agreement, IIAC entered into the Deal-Contingent Forward, pursuant to which IIAC will be required to deliver a specified amount of U.S. Dollars in exchange for €305,000,000 contemporaneously with the Closing, if the Closing occurs by April 18, 2022. Under the Deal-Contingent Forward, the foreign currency exchange rate to be paid as of the last business day in November 2021 would be $1.1920 per €1.00. This rate has been applied to convert certain transaction expenses estimated to be paid or incurred in connection with the business combination. The Deal-Contingent Forward meets the definition of a derivative; however, no pro forma adjustment has been made because the contract will be settled upon Close.

The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of Zegna after giving effect to the Business Combination. Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible that the difference may be material. Zegna’s and IIAC’s management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Combined Company. They should be read in conjunction with the historical financial statements and notes thereto of Zegna and IIAC.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as based on the statutory rate in effect for the historical periods presented. Zegna’s and IIAC’s management believes this unaudited pro forma condensed combined financial information to not be meaningful given the combined entity incurred significant losses during the historical period presented.

“Advisory and related services” provided to Zegna, other than VAT-exempt financing-related services, generally qualify as taxable supplies for purposes of Italian VAT, which is directly charged by Italian-based service providers to Zegna or generally subject to reverse charge by Zegna where the service provider is located outside of Italy. Italian VAT has been included for services other than exempt services (standard rate is 22%), and the relevant Zegna entity is assumed to be eligible for VAT recovery with respect to all or a portion of such amounts following the Business Combination.

Advisory and related services provided to IIAC, other than VAT-exempt financing-related services, generally qualify as taxable supplies for purposes of UK VAT, which is directly charged by UK-based service providers to IIAC. In contrast with the position for Zegna set out above, IIAC would not ordinarily be required to reverse charge UK VAT where the service provider is located outside of the UK, on the basis that IIAC is not carrying on business for UK VAT purposes. UK VAT has been included for services other than exempt services provided by UK-based service providers only and (again in contrast to the position for Zegna) is not expected to be eligible for UK VAT recovery following the Business Combination.

2.    IFRS Policy and Presentation Alignment

The historical financial information of IIAC has been adjusted to give effect to the differences between U.S. GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information. The only adjustment required to convert IIAC’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information was to reclassify Class A Shares subject to redemption to non-current financial liabilities under IFRS.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align IIAC’s historical financial information in accordance with the presentation of Zegna’s historical financial information.

IIAC’s historical financial statements have been adjusted to affect IFRS policy, presentation alignment and currency conversion as follows:

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2020

(in thousands)	IIAC Historical U.S. GAAP USD	Currency Adjustment	IIAC Historical U.S. GAAP EUR	IFRS Conversion Adjustments	Reclassification	After Adjustment
Assets
Current Assets
Cash and Cash Equivalents	$1,044	(193)	€851	€—	€—	€851
Prepaid Expense	752	(139)	613	—	(613)	—
Other Current Assets	—	—	—	—	613	613

Total Current Assets	1,769	(332)	1,464	—	—	1,464

Investments held in Trust Accounts	402,500	(65,764)	336,736	—	—	336,736

Total Assets	$404,296	(66,096)	€338,200	€—	€—	€338,200

Liabilities and Shareholders’ Equity
Current liabilities
Other current liabilities	$768	(142)	€626	€—	€360	€986
Accrued expenses	428	(79)	349	—	(349)	—
Due to related party	14	(3)	11	—	(11)	—

Total current liabilities	1,210	(224)	986	—	—	986

Deferred underwriting commissions	14,088	(2,606)	11,482	—	—	11,482
Warrant liability	29,370	(5,434)	23,936	—	—	23,936
Other liabilities	—	—	—	289,020	—	289,020

Total Liabilities	44,668	(8,264)	36,404	289,020	—	325,424

Commitments and Contingencies

Class A ordinary shares, $0.0001 par value; 500,000,000 at $10.00 per share authorized, 35,462,772 shares subject to possible redemption	354,628	(65,608)	289,020	(289,020)	—	—

Shareholders’ Equity

Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—	—	—	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 authorized; 4,787,228 shares issued and outstanding (excluding 35,462,772 shares subject to possible redemption)	—	—	—	—	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 10,062,500 shares issued and outstanding	1	—	—	—	—	1

(in thousands)	IIAC Historical U.S. GAAP USD	Currency Adjustment	IIAC Historical U.S. GAAP EUR	IFRS Conversion Adjustments	Reclassification	After Adjustment
Additional paid-in capital	9,868	(1,826)	(8,042)	—	—	8,042
Accumulated deficit	(4,869)	9,602	4,733	—	—	4,722

Total Shareholders’ equity	5,000	7,776	12,776	—	—	12,776

Total Equity	5,000	7,776	12,776	—	—	12,776

Total Liabilities and Shareholders’ Equity	$404,296	(66,096)	€338,200	€—	€—	€338,200

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Profit and Loss for the Year-Ended December 31, 2020

(in thousands)	IIAC Historical US GAAP USD	Currency Adjustment	IIAC Historical IFRS EUR	Reclassification	After Adjustment
Revenues	$—	—	€—	—	€—
Other Income	—	—	—	—	—
Purchased, outsourced, and other costs	—	—	—	(314)	(314)
General and administrative expenses	(374)	(60)	(314)	314	—

Profit/(loss) from operations	(374)	(60)	(314)	—	(314)
Other income/expenses:	—	—	—	—	—
Financial income	—	—	—	—	—
Financial expenses	—	—	—	(817)	(817)
Offering costs associated with warrant liabilities	(972)	(155)	(817)	817	—
Change in fair value of warrant liabilities	(3,523)	(560)	(2,963)	—	(2,963)

Income before taxes	(4,869)	(775)	(4,094)	—	(4,094)
Income taxes	—	—	—		—

Net income	$(4,869.40)	(775)	€(4,094)	€—	€(4,094)

Weighted average shares outstanding of Class A ordinary shares	39,697,368				39,697,368
Basic and diluted net income per ordinary share	—				—
Weighted average shares outstanding of Class B ordinary shares	9,148,438				9,148,438
Basic and diluted net loss per ordinary share	$(0.53)				€(0.45)

3.    Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

(A)

Gives pro forma effect to the Disposition, including the Demerger (consisting of the disposal of certain Zegna businesses through the demerger to its existing shareholders of (i) its real estate business, consisting of Zegna’s subsidiary E.Z. Real Estate S.r.l., which directly and indirectly holds substantially all of Zegna’s real estate assets, as well as certain properties owned by

Lanificio Ermenegildo Zegna e Figli S.p.A., including part of Lanificio Ermenegildo Zegna e Figli S.p.A.’s industrial building located in Valdilana and hydroelectric plants, and (ii) its 10% equity interest in Elah Dufour S.p.A. and certain related contractual rights and obligations) and the Agnona Sale. Most of the real estate properties directly or indirectly owned by E.Z. Real Estate S.r.l. are, and will continue to be, leased to Zegna, and accordingly, this transaction adjustment reflects the impact of such contracts in the future on Zegna’s expenses. This transaction adjustment also includes the impact of other contracts with E.Z. Real Estate S.r.l. and its subsidiaries in the future on Zegna’s expenses. These disposals will be conducted in connection with the transaction; however, they are distinct in nature and are presented as a separate transaction adjustment for clarity.

(B)	Reflects the reclassification of €336.7 million ($402.5 million) of investments held in the Trust Account to cash and cash equivalents that becomes available following the Business Combination.

(C)

Reflects the reclassification of €289.0 million ($354.6 million) Class A Shares subject to redemption, with a nominal value of $0.0001, from liabilities to equity. Immediately prior to the Reorganization, holders of Class A Shares may elect to redeem their shares for cash and, as a result, these shares will not be reclassified but will rather be derecognized. The maximum redemption scenario reflects shareholder redemption of 25,250,000 Class A Shares with a nominal value of $0.0001, for aggregate redemption payments of €205.8 million ($252.5 million) at a redemption price of approximately €8.15 per share ($10.00 per share).

(D)

Reflects the proceeds of €184.5 million ($226.4 million at $1.00 per €0.8150) received from the issuance and sale of 22,500,000 Class A Shares at €8.20 per share (equal to $10.06 per share at $1.00 per €0.8150, the applicable exchange rate used in this unaudited pro forma condensed combined financial information), with a nominal value of $0.0001, pursuant to the terms of the Forward Purchase Agreement. The amendment of the Forward Purchase Agreement, which changes the settlement currency from US Dollars to Euros, will result in the reclassification of the instrument from equity to liability at its fair value for periods after the amendment; however, the timing of the amendment results in no pro forma adjustment because the liability will be settled on the Closing Date.

(E)

Reflects the settlement of €11.5 million ($14.1 million) in deferred underwriting commissions as a reduction of Cash and cash equivalents with a corresponding decrease to Deferred underwriting fee payable.

(F)	Reflects the elimination of IIAC historical retained earnings of €4.7 million ($5.8 million).

(G)	Reflects the one for one exchange of 62,750,000 Class A Shares and 10,062,500 Class B Shares for 72,812,500 Zegna Ordinary Shares, with a nominal value of €0.02.

(H)

Reflects the share split of 4,300,000 Zegna Ordinary Shares, of which 100,000 will be in treasury, into 215,000,000 Ordinary Shares, of which 5,000,000 will be in treasury (to be assigned to shareholders of IIAC in connection with the Merger).

(I)

Reflects the proceeds of €203.7 million ($250.0 million) received from the issuance and sale of 25,000,000 Zegna Ordinary Shares at €8.15 per share ($10.00 per share), with a nominal value of €0.02, in the PIPE Financing pursuant to the terms of the Subscription Agreements.

(J)

Reflects the payment of preliminary estimated transaction costs expected to be incurred by IIAC and Zegna of approximately €45.8 million ($55.1 million) excluding underwriting fees reflected in note (E) above, as shown in the table below. Direct, incremental costs related to the Business Combination are presented as a reduction to Retained Earnings according to the proportion of shares to be held by legacy Zegna Shareholders, and the remainder is capitalized in share premium as an adjustment to additional paid in capital. Out of total transactions costs of €57.3 million ($69.2 million), €16.0 million ($19.3 million) are reflected in equity for Scenario 1 and

€13.0 million ($15.6 million) are reflected in equity for Scenario 2. Other expenses of approximately €2.7 million ($3.3 million) are not capitalized and are reflected as an adjustment to accumulated deficit in the unaudited pro forma condensed combined statement of financial position.

	€ million	$ million
Fundraising fees	€4.3	$5.2
Professional fees	17.5	20.9
Legal and professional expenses	20.3	24.5
Other fees	3.7	4.5
Underwriting fees	11.5	14.1

Total Transaction Costs	€57.3	$69.2

(K)	Reflects the repurchase by Zegna of 54,600,000 Ordinary Shares in exchange for €455.0 million ($548.8 million).

(L)

Reflects the new grant of 1,500,000 Ordinary Shares, to certain Zegna executives for services rendered to Zegna, as an adjustment to accumulated deficit in the unaudited pro forma condensed combined statement of financial position. The shares are expected to be granted out of treasury at Closing.

(M)

Reflects the recognition of a derivative liability of €33.3 million ($40.9 million) as a result of the issuance of 5,031,250 Ordinary Shares to the holders of Class B Shares to be held in escrow as Escrowed Shares. The release of shares from the escrow will be subject to attainment of certain targets within a seven-year period. In accordance with IAS 32, the arrangement has been determined to be a liability instrument since the arrangement may result in issuing a variable number of shares in the future. A preliminary valuation assessment was performed for the purpose of determining an estimate of the financial liability using a Monte Carlo simulation using key assumptions for: volatility; risk-free rate; and beginning share price. Because the business combination is within the scope of IFRS 2, the recognition of this liability is offset in accumulated deficit as additional deemed listing costs.

(N)	Reflects the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance, which will lapse upon the Closing Date.

(O)

Represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the fair value of Ordinary Shares issued and the fair value of IIAC’s identifiable net assets at the date of the Business Combination, resulting in a €66.1 million ($81.1 million) increase to accumulated loss under both the no redemption and maximum redemption scenarios. The stock-based compensation is calculated as follows:

	No Redemption			Maximum Redemption
	Shares	In thousands		Shares	In thousands
IIAC Class A Shares	40,250,000			15,000,000
Class A FPA Shares (to be issued to purchaser)	22,500,000			22,500,000
IIAC Class B Shares	5,031,250			5,031,250
Total Company Ordinary Shares to be issued to IIAC Shareholders	67,781,250			42,531,250
Fair Value of shares issued in consideration for combination (at an assumed market value of $10.00 per share)		$ €	677,813 552,414		$ €	425,313 346,628
Net assets (liabilities) of IIAC at December 31, 2020			$596,685			$344,186
		€ 486,296			€ 280,510
Difference—IFRS 2 charge for listing services		$ €	81,127 66,118		$ €	81,127 66,118

The fair value of shares issued was estimated based on €8.15 per share ($10.00 per share) and may change through the Closing Date. A one percent change in the fair value per share would result in a change of €5.5 million ($6.7 million) and €3.5 million ($4.3 million) in the estimated expense assuming no redemptions and maximum redemptions, respectively.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2020

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

(AA)

Reflects the profit and loss impact of the Disposition, including the Demerger (consisting of the disposal of certain Zegna businesses through the demerger to its existing shareholders of (i) its real estate business, consisting of Zegna’s subsidiary E.Z. Real Estate S.r.l., which directly and indirectly holds substantially all of Zegna’s real estate assets, as well as certain properties owned by Lanificio Ermenegildo Zegna e Figli S.p.A., including part of Lanificio Ermenegildo Zegna e Figli S.p.A.’s industrial building located in Valdilana and hydroelectric plants, and (ii) its 10% equity interest in Elah Dufour S.p.A. and certain related contractual rights and obligations) and the Agnona Sale. Most of the real estate properties directly or indirectly owned by E.Z. Real Estate S.r.l. are, and will continue to be, leased to Zegna. These disposals will be conducted in connection with the transaction; however, they are distinct in nature and are presented as a separate transaction adjustment for clarity.

(BB)

Reflects the estimated transaction costs of €29.8 million ($35.9 million) assuming no redemptions, and €32.9 million ($39.5 million) assuming maximum redemptions that will be paid as of the Closing of the Business Combination that are either (a) related to the listing of shares held by legacy Zegna Shareholders or (b) not direct and incremental to the issuance of new equity. These costs are a nonrecurring item.

(CC)	Represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the fair value of Ordinary Shares issued and the fair value of IIAC’s identifiable net assets at the date of the Business Combination of €66.1 million ($81.1 million) assuming both no redemptions and maximum redemptions. These costs are a nonrecurring item.

(DD)

Reflects the expense recognition for the issuance of 1,500,000 Ordinary Shares, with a nominal value of €0.02 and an assumed fair value of €8.15 ($10.00) per share, to certain Zegna executives for services rendered to Zegna. This cost is a nonrecurring item.

(EE)	Reflects the deemed listing costs associated with the liability-classified Sponsor escrow of 5,031,250 shares.

(FF)	Reflects the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance, which will lapse upon the Closing Date.

4.    Net Loss per Share

Pro forma basic and diluted net loss per share is calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination and related transactions, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented and is retroactively adjusted to eliminate the number of shares redeemed for the entire period.

The following table sets forth the historical comparative share information for Zegna and IIAC on a standalone basis and pro forma combined per share information after giving effect to the Business Combination, based on the following assumptions:

•

Scenario 1—No redemptions: This presentation assumes that no IIAC shareholders exercise redemption rights with respect to their Class A Shares upon consummation of the Business Combination and no additional equity securities of IIAC are issued at or prior to Closing other than the Class A Shares issued in connection with the FPA Purchase;

•

Scenario 2—Maximum redemptions: This scenario assumes that IIAC public shareholders redeem 25,250,000 of the outstanding Class A shares (approximately 62.7% of the outstanding Class A Shares) for their pro rata share of the cash in the Trust Account for aggregate redemption payments of $252.5 million (€205.8 million) at a redemption price of approximately $10.00 per share (€8.15 per share) and no additional equity securities of IIAC are issued at or prior to Closing other than the Class A Shares issued in connection with the FPA Purchase.

The following table summarizes the number of Ordinary Shares outstanding under the two redemption scenarios (excluding the Escrowed Shares from the computation of Ordinary Shares outstanding):

	No Redemption	Maximum Redemptions
Pro forma loss (in thousands)	€(173,420)	€(176,470)
Weighted average shares outstanding, basic and diluted	249,681,250	224,431,250
Loss per share, basic and diluted	€(0.69)	€(0.79)
Weighted average shares calculation, basic and diluted		—
Zegna Shareholders(1)	155,400,000	155,400,000
IIAC Public Shareholders	40,250,000	15,000,000
IIAC Sponsor(2)	27,531,250	27,531,250
PIPE Investors	25,000,000	25,000,000
Management Grants	1,500,000	1,500,000

	249,681,250	224,431,250

(1)	Excludes shares to be issued to certain Zegna Shareholders in connection with the PIPE Financing or as management grants.
(2)	Includes shares to be issued to the IIAC Sponsor, to the FPA Purchaser and to the Other Class B Shareholders but excluding shares to be issued to them in connection with the PIPE Financing.

BUSINESS OF ZEGNA AND CERTAIN INFORMATION ABOUT ZEGNA

Overview of the Business

We are a leading global luxury group, internationally recognized for the distinctive heritage of craftsmanship, quality and design associated with our Zegna and Thom Browne brands and the noble fabrics and fibers of our in-house luxury textile and knitwear business. Since our foundation in 1910, we have expanded beyond our luxury textile production to ready-to-wear products and accessories to become a highly recognized luxury lifestyle group. We design, manufacture, market and distribute luxury menswear, footwear, leather goods and other accessories under the Zegna and the Thom Browne brands, and luxury womenswear and childrenswear under the Thom Browne brand. Our product range is complemented by eyewear, cufflinks and jewelry, watches, underwear and beachwear manufactured by third parties under licenses. Our business covers the entire value chain as a result of our design, manufacturing and distribution business. Our goal is to provide customers with excellent products that reflect our tradition of fine craftsmanship with exclusive design content and with a style that preserves the exceptional manufacturing quality we are known for, through the sourcing of superior raw materials, the careful finish of each piece, and the way they are delivered to our customers. In 2020, 2019 and 2018, we recorded revenues of €1,014,733 thousand, €1,321,327 thousand and €1,182,563 thousand, respectively, (loss)/profit for the year of (€46,540) thousand, €25,439 thousand, and €40,514 thousand, respectively and Adjusted EBIT of €20,013 thousand, €107,274 thousand and €105,268 thousand, respectively.

We operate our business in two segments: the Zegna segment (comprising three product lines: Zegna Branded Products, Textile and Strategic Alliances) and the Thom Browne segment.

With respect to the Zegna Branded Products product line and Thom Browne segment, we operate via our direct-to-consumer or DTC channel worldwide through our network of 255 Zegna and 38 Thom Browne DOSs as of December 31, 2020. We also distribute our products worldwide through monobrand or multibrand points of sale operated by our wholesale customers. Taking into account our DTC channel and our wholesale distribution channel, we are present in approximately 80 countries worldwide. Our DTC channel includes monobrand boutiques and outlets, as well as concessions in department stores and multibrand e-commerce marketplaces. In our wholesale channel, we sell our products to franchisees, department stores, multibrand specialty stores and online multi-brand e-tailers.

The activities of the Textile product line and Strategic Alliances product line follow their own operational phases and logics. Through the Textile product line, we sell our fabrics both to other product lines of the Zegna segment or to the Thom Browne segment, and to third party customers. Through the Strategic Alliances product line, we are engaged in the manufacturing and distribution or the supply of menswear to other fashion brands.

The following tables show our consolidated revenues for the years ended December 31, 2020, 2019 and 2018, and provide a split by geographic area and segment.

				Increase/(Decrease)
	Years ended December 31,			2020 vs. 2019	2019 vs. 2018
(€ thousand, except percentages)	2020	2019	2018	% Actual	% Actual
EMEA(1)	315,879	431,384	397,606	(26.8)%	8.5%
of which Italy	121,202	140,676	95,692	(13,8)%	47,0%
of which United Kingdom	32,985	58,012	55,877	(43.1)%	3.8%
North America(2)	131,049	233,327	215,682	(43,8)%	8.2%
of which United States	114,818	205,744	193,630	(44,2)%	6.3%
Latin America(3)	12,915	25,404	24,806	(49.2)%	2.4%
APAC(4)	551,650	626,059	540,689	(11.9)%	15.8%
of which Greater China Region	438,193	458,294	404,763	(4,4)%	13.2%
of which Japan	61,523	90,240	71,881	(31.8)%	25.5%
Other(5)	3,240	5,153	3,780	(37,1)%	36.3%
Total	1,014,733	1,321,327	1,182,563	(23.2)%	11.7%

(1)

EMEA includes EU countries, United Kingdom, Switzerland, the countries of the Balkan Peninsula, Eastern Europe countries and Scandinavian countries not belonging to EU, Russia, former Soviet Republics, Turkey, Middle Eastern countries and Africa.

(2)	North America includes the United States of America and Canada.
(3)	Latin America includes Mexico, Brazil and other Central and South American countries.
(4)	APAC includes Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other South East Asian countries.
(5)	Other includes royalties fees, certain sales of old seasons products, and exchange rate impact deriving from hedging transactions on revenues.

	Years ended December 31,
(€ thousand, except percentages)	2020	2019	2018
Zegna segment	843,318	1,165,911	1.163,519
Thom Browne segment	179,794	161,200	19,059
Eliminations	(8,379)	(5,784)	(15)
Total	1,014,733	1,321,327	1,182,563

History

Ermenegildo Zegna Holditalia S.p.A., an Italian joint stock company (società per azioni) and the parent company of the Zegna group, is named after our founder Ermenegildo Zegna (the grandfather of our Chief Executive Officer), who started his business in the Northern Italian town of Trivero in 1910 with the dream of creating the most beautiful and luxurious fabrics in the world. Zegna & Giardino snc was initially formed by Ermenegildo together with his brothers Edoardo and Mario and Mr. Costanzo Giardino Vitri as an Italian società in nome collettivo (general partnership) to produce high-quality fabrics utilizing the Zegna brothers’ wool mill and looms. In 1915, upon the exit of Mr. Giardino Vitri, the company was renamed Fratelli Zegna di Angelo snc. Shortly thereafter, Edoardo Zegna also left the company.

The company sourced the best quality natural fibers directly from their countries of origin, imported them to Italy to be expertly woven, and subsequently exported these luxury fabrics worldwide. In the late 1920s, the wool mill employed more than 700 workers, growing to more than 1,000 in the late 1940s. In 1938, the company began to export fabrics in the United States through its subsidiary Zegna Woollens Corporation.

Our founder’s vision, which continues to inspire and guide our business today, was that product quality can only flourish when there is a culture of beauty that must also respect the environment and the well-being of local communities. With that goal in mind, our founder built facilities including a swimming pool, a school, a hospital and a road in order to enrich the lives of people in his town. He also launched an extensive reforestation project in the hills surrounding the Lanificio wool mill, expanded over the course of the years and now known as “Oasi Zegna.”

In 1941, Fratelli Zegna di Angelo snc was dissolved by mutual agreement of our founder Ermenegildo Zegna and his brother Mario, and Ermenegildo formed a new company named Lanificio Fratelli Zegna di Angelo di Ermenegildo Zegna snc (later renamed Lanificio Ermenegildo Zegna – Trivero). The company was dissolved in 1944, when Ermenegildo Zegna and his son Aldo formed Lanificio Ermenegildo Zegna & Figli snc. In 1945, Ermenegildo’s son Angelo entered this partnership. In the mid-1960s, Ermenegildo’s sons Aldo and Angelo took over the partnership. Under their guidance, the label expanded its business to ready-made suits and established new plants and distribution networks abroad. In 1968, the first factory producing sleeve-units and trousers was opened in Novara, Italy, followed by factory openings in Spain, Greece, and Switzerland. Sales and marketing departments were also established in France, Germany, the United Kingdom and the United States.

In 1972, Zegna launched its made-to-measure service called “Su Misura.”

Zegna’s brand internationalization strategy continued with the opening of Zegna’s first boutique in Paris (1980), followed by boutiques in Milan (1985), London (1987), Tokyo (1989), Beijing (1991) and Hong Kong (1993), making Ermenegildo Zegna one of the first luxury brands to expand to Greater China.

Lanificio Ermenegildo Zegna e Figli S.a.s. converted into a joint stock company on July 1, 1984, taking its current name of Ermenegildo Zegna Holditalia S.p.A.

Between 1979 and the 1990s, the third generation of the Zegna family entered the business. In 1998, Angelo’s son, Ermenegildo “Gildo” Zegna, and Aldo’s son, Paolo, became the co-Chief Executive Officers. In 2006, Ermenegildo “Gildo” Zegna became the sole Chief Executive Officer and Paolo Zegna was elected Chairman, roles they continue to hold today. Under their leadership, Zegna began a strategy of brand extension, both organically and with M&A activity, and full verticalization.

Zegna entered the luxury womenswear business in 1999 by acquiring the Italian brand Agnona. The Agnona business was later deconsolidated with the sale in January 2021 of a 70% interest. See “Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further information.

In 2009, Zegna acquired the business of Tessitura di Novara, which specialized in the production of silk.

In 2014, Zegna acquired a majority equity interest in Achill, an Australian wool farm of 2,500 hectares (approximately 6,175 acres), home to about 10,000 Merino sheep in its flock. Achill is expected to be demerged prior to the completion of the Business Combination and will be majority owned by Monterubello, but Zegna is expected to continue to source raw materials from the wool farm.

In 2016, Zegna acquired a majority stake in Bonotto, a high-end textile manufacturer based in Molvena, Italy, expanding Zegna’s presence into new areas such as furnishing and experimental fabrics.

In 2018, Zegna acquired an 85% interest in Thom Browne, a leading and fast growing luxury brand focused on high-end menswear and womenswear. Zegna subsequently acquired an additional 5% interest in Thom Browne in June 2021. Under a put option agreement between Zegna and Mr. Thom Browne, Mr. Thom Browne has the right, but not the obligation, to sell to Zegna up to 550.9674 shares of common stock of Thom Browne Inc. (representing the remaining 10% interest in the company held by Mr. Thom Browne) over the period between 2024 and 2030 (subject to potential deferral until 2032). In 2018, Zegna also acquired Cappellificio Cervo, a historic hatmaker in Biella, Italy with over 150 years of history.

In 2019, Zegna acquired a 65% interest in Dondi, an Italian high-end jersey fabrics manufacturer, enhancing Zegna’s control over its textile supply chain.

In the last two decades, Zegna has also expanded its presence in adjacent luxury markets thanks to partnerships with recognized leaders. In 1999, Zegna entered into a license agreement with Tateossian for the manufacturing and distribution of Zegna-branded cufflinks and jewelry. In 2011, Zegna signed a worldwide licensing agreement with Estée Lauder for the Ermenegildo Zegna fragrance line, with the latest collection launched in 2019 and a new collection scheduled to launch starting in the fourth quarter of 2021. Since 2013, Zegna has partnered with Italian luxury vehicle manufacturer Maserati to produce customized interiors, as well as several collections of leather goods, travel-friendly clothing and personal accessories. In 2014, Zegna entered into a ten-year licensing agreement with the Marcolin Group for the manufacture of Zegna-branded luxury eyewear. In 2016 and 2017 respectively, Zegna entered into an exclusive license agreement for underwear and beachwear with Isaseta.

During 2021, Zegna further strengthened its presence in the textiles business with the acquisition of a 60% stake in Tessitura Ubertino, a business specialized in high-end fabrics for women based in Pratrivero, Italy, and a 40% stake in Filati Biagioli Modesto, a business specialized in the production of carded yarns based in Montale, Italy. Concurrently with Zegna’s acquisition, the Prada Group also acquired a 40% stake in Filati Biagioli Modesto.

Competitive Strengths

We believe that the following key competitive strengths have been the primary drivers of our historic success and will continue to be the pillars of our growth strategy.

Heritage and Sustainability at the Core. Since its foundation over 110 years ago, Zegna has been synonymous with quality and style for men. We believe that our brands and products enjoy strong visibility and an established reputation in the market associated with style, quality and innovation. Born as a fabric maker, Zegna has grown into a worldwide luxury lifestyle group for formalwear and luxury leisurewear, that today over 100 years later remains controlled by the Zegna family. We are rooted in an authentic history: our founder’s vision and business gene has been passed down through the generations, ensuring that the Zegna brand guarantees his legacy based on a sustainable business where giving back, responsibility towards the environment and community well-being are key to the brand development. An expression of this vision is the so called “Oasi Zegna,” a freely accessible natural reserve covering approximately 100 square kilometres from Trivero to the peaks of the Biella Alps in Italy, created by our founder over 100 years ago and rebranded “Oasi Zegna” in 1993 with the goal of fostering a positive relationship with the local territory and the community by creating a lasting environment for the public to enjoy. Oasi Zegna has been and continues to be an important source of inspiration for our collections. While Oasi Zegna is expected to be disposed of prior to the Closing as part of the Disposition, we expect to continue and further develop the existing mutually inspiring relationship with Oasi Zegna. At Zegna, sustainability has been part of our ethos since inception. It is as much part of our DNA and history as the quality of our clothes. This carries over into everything that we do, from the technology we use to create our products to the constant dialogue we have with our customers and suppliers.

Made in Italy Luxury Laboratory Platform. We benefit from a full verticalization of the supply chain through our historical Lanificio Zegna as well as our recent acquisitions of Dondi, Bonotto, Tessitura Ubertino and Filati Biagioli Modesto. Our in-house laboratory platform allows us to focus on innovation and research of the finest and highest performing fabrics, but also to leverage a modular approach to the manufacturing process depending on production needs, giving us high flexibility and efficiency. Through our long-term relationships with our suppliers, we enjoy privileged access in the procurement of the finest fibers and fabrics and we are able to ensure enhanced traceability and quality control of the raw materials. Thanks to our experienced in-house teams, our personnel dedicated to research and development (approximately 250 employees currently) and our leading technological capabilities, we are able to manage the entire production process throughout the various stages, either in-house or through our network of trusted, long standing external manufacturers. The excellence of our output is the reason why we not only serve the needs of our proprietary brands Zegna and Thom Browne, but also a number of top luxury players, which rely on us to supply top quality products.

Global Group and Pioneer in Greater China. We are a world leading luxury leisurewear and formalwear brand with a strong international footprint. In 2020, we recorded 54.4% of our consolidated revenues in APAC, 31.1% in EMEA, 12.9% in North America and 1.3% in Latin America. A key to our success has been our presence and the force of our brand in Greater China, where we have operated directly since the 1990s. The Greater China market, particularly for luxury consumer goods, has grown at an extraordinary pace in the last two decades, a trend that we expect to continue. We believe that our longstanding experience in this region makes us optimally positioned to operate there thanks to our knowledge of the relevant market, market penetration and awareness of our brands by consumers in Greater China.

A Platform For Growth in the Luxury Space. We have the skills and experience to act as a long-term industrial partner. Our in-house laboratory platform, full verticalization of the supply chain, primary knowledge of the Greater China market and leading technological capabilities, coupled with scalability and industrial and retail expertise, allow us to add value to the businesses we partner with. A prominent example of this is the performance of Thom Browne following our acquisition in 2018, with revenues growing from €117 million in 2018 to €180 million before eliminations in 2020.

Experienced Management Team Combining Family and Outside Talent. Our management team combines both representatives of the Zegna family such as our Chief Executive Officer Ermenegildo “Gildo” Zegna, and outside talent such as Mr. Alessandro Sartori, who is in charge of Zegna’s creative process, and Mr. Thom Browne, the Founder and Chief Creative Officer of Thom Browne. Our managers have long-standing experience in the luxury fashion market and a deep understanding of market dynamics and evolution.

Strategy

We intend to maintain and extend our leading position in the luxury fashion market and to continue to protect and enhance the value and exclusivity of our brands. We also aim to achieve profitable growth by pursuing the following strategies.

Luxury Leisurewear. In recent years, our apparel offer has shifted towards more versatile and technical luxury leisurewear for men in order to meet the needs of a fast-paced world. The evolution from pure formalwear is our new definition of men’s style that we call “luxury leisurewear,” a new, versatile wardrobe that combines performance and comfort without compromising quality to become a fundamental part of our design philosophy moving forward. Sales of outerwear, knitwear and jersey have been increasing significantly in recent years. Zegna intends to continue to consolidate the shift toward luxury leisurewear and this new style approach with a focus on categories of products meeting the changing habits and preferences of our customers and their demand for greater comfort and a modern aesthetic. We believe that this trend will also allow us to expand our reach to a broader, younger client base.

Create New Iconic Products and Attract New Customers. We intend to continue to launch new products, in particular focusing on iconic products that can be visually recognized and offer superior growth, as in the case of our Triple Stitch shoes, while continuing to preserve the exceptional quality we are known for. We believe that there are significant opportunities to capitalize on our brands’ recognition and existing customer base by enhancing our current product assortment and introducing new product categories. Additionally, we plan to identify new product categories (e.g. overshirts and luxury jogger pants) that will allow us to attract new customers and increase the appeal of our brands to a younger and more diverse customer base.

One Brand. We expect to announce a rebranding strategy in connection with the Closing, whereby our Ermenegildo Zegna, Z Zegna and Ermenegildo Zegna XXX brands will be replaced by a single brand characterized by a new logo and signifier. We intend for the new brand, logo and signifier to be iconic and immediately recognizable, and to allow us to attract new customers while retaining existing ones.

Thom Browne Growth. Thom Browne’s brand is broadly recognized amongst younger customers and perceived as an insurgent brand. We intend to continue leveraging the positive momentum around the brand and its customer proposition, and to remain at the forefront of product innovation. In particular, we intend to grow the Thom Browne business by pursuing the following strategies:

•	continue the successful development of Thom Browne products, focusing on growth of Thom Browne’s womenswear and accessories;

•

significantly expand Thom Browne’s customer base while maintaining the loyalty of its existing customers by taking actions to increase the brand awareness and continuing to maintain a creative, thought-provoking design style with strong tailoring aesthetics;

•	continue to grow Thom Browne’s direct distribution channels, both through physical locations and e-commerce platforms; and

•	maintain a limited-volume presence in the wholesale distribution channel as a platform to increase the brand’s visibility and awareness.

Digital. We intend to continue to use digital tools to strengthen our processes and brands, attract new customers and retain our existing customer base. The Zegna segment’s DTC channel already includes, amongst others, an e-commerce shop operated directly in several countries through our website www.zegna.com, and other e-commerce platforms through which we sell directly to our customers (such as TMall Luxury Pavilion, Farfetch and WeChat) and whose sales systems are integrated with Zegna’s sales and warehouse management systems. Other prestigious online multibrand stores in our wholesale channel include SSENSE, Mr. Porter and JD. In addition, the Thom Browne segment’s DTC channel includes an e-commerce shop operated directly through the website www.thombrowne.com, and Thom Browne is particularly capable of leveraging its customers’ brand awareness and presence in the main digital channels to drive traffic to its physical stores, thereby translating into reality and expanding the omni-channel concept. Moreover, we are enhancing our digital capabilities to offer effective online customer services and direct messaging, to support data driven marketing activities, to intercept consumer needs and develop products meeting customer preferences, improve customer experience, conduct commercial outreach, develop media and social media communication campaigns and offer digital showrooms for both our wholesale customers and retail buyers. We believe that reinforcing our digital tools has permitted, and will continue to permit us to reach a wider, younger, and more diverse audience and transmit our identity, history and values.

Industry

This section describes the trends and dynamics of the market in which we operate.

We operate in the personal luxury goods market with most of our revenues derived from the apparel and accessories markets. Approximately 9%, 8% and 8% of our revenues after eliminations for the years ended December 31, 2020, 2019 and 2018, respectively, were derived from the luxury textiles market, which is not described in this section.

The personal luxury goods market includes the following product segments: accessories, jewelry, beauty, apparel and watches. By product, we primarily operate in the apparel and accessories segments of the personal luxury goods market.

The information relating to the industry contained in this section has been based on the Bain-Altagamma 2020 Worldwide Luxury Market Monitor, dated November 18, 2020 and the Bain-Altagamma Luxury Goods Worldwide Market Study, Spring 2021, dated May 17, 2021. The figures included for the year 2020 are estimates (as actual figures for such year were not available as of the date of publication of such reports). See “Market and Industry Information.”

Trends and structure of the global personal luxury goods market

Demand in the personal luxury goods market, especially in the absolute luxury segment (in which Zegna operates), tends to have a rather low price sensitivity. Demand is driven more by the quality of the products and the extent to which the brand is recognizable and exclusive. The equity of the brand and its intrinsic value are a key factor and usually the products designed, distributed and branded by a luxury company are very distinctive, clearly relatable to their brand and unlikely to be confused with products designed and distributed by lower tier brands or companies.

The global personal luxury goods market had a total estimated value for the year 2020 of approximately €217 billion and has grown steadily for about two decades with a CAGR of 6% from 1996 to 2019. In 2020, the luxury goods market experienced a decline in demand as a result of the COVID-19 pandemic and changing customer preferences and habits, which has led customers to turn to lower priced products and postpone or reduce the purchase of personal luxury goods.

The chart below sets forth the evolution of sales in the global personal luxury goods market from 1996 to 2019 and the expected evolution for the years from 2020 to 2025. With the exception of 2020, the global personal luxury goods market has shown a continuous mid-single digit growth path and is expected to have a CAGR of approximately 8.8% from 2021 through 2025.

Personal Luxury Goods Market Evolution - €bn

(*)	CAGR calculated using the midpoint values for 2021E and 2025E.
Source:	Bain-Altagamma 2020 Worldwide Luxury Market Monitor, dated November 18, 2020

In the first quarter of 2021, the global personal luxury goods market experienced a recovery driven primarily by the positive evolution of the pandemic and the roll-out of COVID-19 vaccines and immunization campaigns, which allowed governments to ease restrictions, leading to a partial resumption of shopping and traveling, partial return to pre-pandemic living styles, levels of consumer confidence and rebounding consumption trends especially in Greater China.

The trends experienced in 2021 are expected to continue to be the main drivers of growth in the coming years, and the global personal luxury goods market is expected to return to pre-COVID-19 levels by 2022.

Certain trends that started before the spread of the COVID-19 pandemic and that are expected to continue over the next few years, representing the drivers of the personal luxury goods market, are: (i) the shift from formal apparel to casual luxury, also driven by the adoption of remote or hybrid working arrangements, (ii) increase in domestic purchases in Asia (as opposed to tourism-related purchases), (iii) increasing attention to sustainability, diversity and ethical considerations, (iv) increased focus on “hero products,” the iconic best-selling products of a brand, and (v) increasing weight of online purchases, as a result of which players in the personal luxury goods market will have to continue the shift to an omnichannel concept, with an increasing integration of the digital and physical shopping experiences.

The chart below sets forth the projected evolution of sales in the personal luxury goods market per quarter in 2020 and in the first quarter of 2021 as compared to the corresponding periods in 2019. Beginning from the third quarter of 2020, the personal luxury goods market shows signs of improvement compared to the prior quarters of the same year, and sales for the first quarter of 2021 are substantially in line with those of the same period of 2019 at current exchange rates, or showing a 2-3% increase at constant exchange rates.

Personal luxury goods market evolution per quarter 2020E and 2021E - %| vs. 2019 QoQ

Note: @K: growth at constant rates

Source: Bain-Altagamma Luxury Goods Worldwide Market Study, Spring 2021, dated May 17, 2021

The personal luxury goods market does not appear to be a highly concentrated market. It is characterized by the presence of a small number of global players and a large number of locally-based niche ones. Development strategies adopted by such players have focused on the offer of a wide range of products distinguished by a high degree of innovation and diversification, frequently aiming at offering a “total look” collection.

The personal luxury goods market is characterized by certain barriers to entry, such as: (i) the need to develop or acquire a recognized brand whose reputation must be sustained by high and continuing investments in advertising and communication; (ii) the need to make substantial investments in the development of a distribution network in line with the quality standards required by the industry; (iii) the difficulty to access existing distribution channels, which are closely controlled by the incumbent players; and (iv) the challenge of achieving and maintaining high product quality standards.

Global market trends by geographic area

The chart below sets forth the value of sales in the global personal luxury goods market for 2019 and estimates for the years 2020 and 2025 split by geographic area.

Personal Luxury Goods Market by Geographic Area – €bn

Source: Bain-Altagamma 2020 Worldwide Luxury Market Monitor, dated November 18, 2020

Market trends through 2025 are expected to show a significant increase in the relative weight of sales of personal luxury goods in China and a significant decrease in the relative weight of sales of personal luxury goods in Europe and the Americas.

Global market trends by product category

Menswear and Accessories Luxury Market

In recent years, growth in the global menswear and accessory luxury market has been primarily driven by the accessories product category. Demand for the menswear product category has been relatively stable in recent years, with a decline of formalwear offset by growing demand for casual luxury products.

Womenswear and Accessories Luxury Market

Zegna is also exposed to the womenswear and accessories luxury market through the Thom Browne segment. Both womenswear and accessories are on a growing trajectory, with accessories enjoying a more pronounced growth than apparel.

Global market trends by product style

In recent years, the menswear luxury market recorded growing demand for products characterized by a casual style, particularly for products such as outerwear, jersey and knitwear. The trend of casualization has been accelerated by the COVID-19 pandemic and the resulting adoption of remote working arrangements and changes in lifestyle.

Brands, Collections and Products

Zegna designs, produces, markets and distributes luxury menswear, footwear, leather goods and other accessories under the Zegna and Thom Browne brands, and luxury womenswear and children clothing under the Thom Browne brand. Zegna also markets eyewear, cufflinks and jewelry, watches, underwear and beachwear manufactured by licensed third parties. Zegna’s business covers the entire value chain thanks to its textile and knitwear design, manufacturing and distribution business (under the brands Lanificio Zegna, Dondi, Bonotto, Tessitura di Novara, Tessitura Ubertino and Filati Biagioli Modesto). The acquisition of historic Italian companies, each specialized in its own product sector, has enabled Zegna over the years to establish a true luxury textile laboratory producing the highest quality fabrics and safeguarding the uniqueness of its Italian supply chain.

Zegna carries out its business activities through two reportable segments: the Zegna segment and the Thom Browne segment. The Zegna segment consists of three business product lines:

•	the Zegna Branded Products product line;

•	the Textile product line; and

•	the Strategic Alliances product line.

The Thom Browne segment corresponds to the Thom Browne business headed by Zegna’s majority-owned subsidiary Thom Browne Inc.

Zegna Segment

Zegna Branded Products Product Line

For the years ended December 31, 2020, 2019 and 2018, the Zegna Branded Products product line generated revenues equal to €633,732 thousand, €920,528 thousand and €926,302 thousand, respectively, representing 62.5%, 69.7% and 78.3% of our revenues after eliminations. The Zegna Branded Products product line includes luxury leisurewear, formalwear, leather accessories and other Zegna branded products.

The Zegna Branded Products product line offers a complete collection for men.

Over time, our brand evolved and adapted to the needs of the customers, developing different sensibilities, embodied by three brands:

•	Ermenegildo Zegna, the iconic, legendary heart of the brand;

•	Z Zegna, combining activewear and tailoring with a strong focus on technical innovation and performance fabrics; and

•	Ermenegildo Zegna XXX, the boldest expression of Zegna, which reimagines contemporary style with couture-level tailoring and fabrics.

We intend to announce a rebranding strategy to be executed in connection with the Closing whereby our Ermenegildo Zegna, Z Zegna and Ermenegildo Zegna XXX brands will be replaced by a single brand characterized by a new highly recognizable logo and signifier.

Each year Zegna offers pre-collections and main collections organized in two seasons (Fall/Winter and Spring/Summer) for each of the above-mentioned brands, plus a number of temporary capsule collections. The collections include both seasonal products (which change from season to season) and continuative products (which are generally sold across seasons with minimal style changes). Capsule collections are temporary collections that are inspired by a certain event (such as the 2021 Chinese New Year capsule collection), concept, or product features (such as the Z Zegna Techmerino Wash&Go capsule collection, consisting of garments made of a special merino wool that can be easily washed in cold water, on a delicate setting, without altering the wearability, performance or quality standards).

Luxury leisurewear. In recent years Zegna’s apparel has shifted towards more versatile and technical luxury leisurewear for men, anticipating the needs of a fast-paced world. The evolution from pure formalwear is Zegna’s new definition of men’s style that we call “luxury leisurewear,” a new, versatile wardrobe building on our tradition of excellence. With this new style, Zegna is continuing the process of entering a new era marked by new categories of products meeting the changing habits and preferences of our customers, including the demand for greater comfort. Our luxury leisurewear offer ranges from knits to jeans, jersey and shirts, fabric and leather outerwear and accessories.

Formalwear. Zegna is historically renowned for luxury formal menswear and for being at the forefront of men’s tailoring with its iconic suits and tuxedos. Our formalwear offer ranges from formal suits to tuxedos, shirts, blazers, formal overcoats and accessories.

Our offer for both luxury leisurewear and formalwear also includes the Made to Measure (Su Misura) service, whereby customers may, following a meeting with a style advisor, order their custom-made garments with their fabric, style and finish of choice. This service is available not only for suits, but also for outerwear, shirts, pants, knitwear, denim and jersey. Our Bespoke services take customization to a higher level including the full experience of putting together a unique piece, from the sketches and design to the choice of the fabrics. Each piece is made specifically for the customer by our tailors in our ateliers in Milan and in Paris, using time-honored tailoring techniques.

Leather accessories. Leather accessories comprise shoes (sneakers and other shoes), bags, belts and small leather accessories. Our shoes offer has in recent years shifted from a prevalence of more formal shoes towards the increasing importance of certain highly recognizable casual sneaker models. In particular these include the successful Triple Stitch model, the Tiziano and the Claudio sneakers. Most of our shoes are produced in Italy, like most other leather accessories. We also provide our customers with the possibility to customize their preferred shoes through our Made-to-Order service. Several of the leather accessories feature the so called “Pelletessuta,” a soft and lightweight woven leather textile exclusively produced for Zegna by an external manufacturer. Pelletessuta is also used as part of a partnership with Maserati for the interiors of its cars.

Other Zegna branded products. Zegna licenses its brand to third parties for the manufacturing and distribution of eyewear, cufflinks and jewelry, beachwear, underwear and fragrances. We purchase these products from our licensees and the licensees pay fees and royalties to us under such licenses. All licensed products are generally sold by us through our DTC channel and by our licensing partners to wholesale customers and to other prestigious retailers.

Eyewear. The Marcolin Group has been our exclusive eyewear licensee since 2013 for the production and worldwide distribution of sunglasses and optical eyewear. The high quality and stylistic standards of Marcolin are combined with the exclusivity and international appeal of our brand, renowned for their “Made in Italy” excellence.

Cufflinks and Jewelry. Tateossian has been our exclusive cufflinks and male jewelry licensee since 1999. Our cufflinks and jewelry products are complementary to our garments and other accessories. Our jewelry products include bracelets, necklaces and rings.

Underwear and Beachwear. Isaseta has been our exclusive licensee for underwear and beachwear since 2016 and 2017, respectively. Our underwear offer consists of t-shirts, boxers, trunks and socks. Our beachwear offer consists of swim boxers, beach towels and vacation essentials like polos and shorts, manufactured with lightweight and technically enhanced materials.

Fragrances. Estée Lauder has been our global exclusive fragrances licensee since 2011. Our signature fragrances, made with exotic oils and herbs coupled with the refined finish of rare ingredients, include a range of signature scents.

All the agreements governing licensed products provide for obligations for our licensees to comply with high quality standards, to ensure that our licensed products are available at selected prestigious points of sale and that they are timely delivered to the distribution network. The agreements have a fixed term and do not contain an automatic renewal mechanism. See “Risk Factors—Risk factors relating to Zegna’s business, strategy and operations—We could be adversely affected if we are unable to negotiate, maintain or renew our license agreements and strategic alliances.”

In addition to licensed products, we also market certain other Zegna branded products specifically targeted to outlet points of sale.

As part of the activities of the Zegna Branded Products product line, Zegna has also entered into strategic partnerships for co-branding projects in order to strengthen the link with other luxury brands and mutually enhance the respective brands’ value. The co-branding agreements set forth the terms for the production of certain selected co-branded products and the relevant co-marketing activities. Co-branded products are sold through our DTC channel and in the monobrand stores of our co-branding partners.

Maserati. We started a long-term and evolving partnership with Maserati in 2013, combining our innovative technologies and century-old traditions to bring both the experience of luxury cars and clothing to a new level of luxury. The collaboration features a special edition of Maserati’s sports cars and a seasonal capsule collection of luxury essentials for the modern man.

Leica Camera. We started an exclusive collaboration with Leica Camera to bring together two different expressions of innovation and creativity. The partnership with Leica Camera started with the Ermenegildo Zegna XXX Fall/Winter 2020 Fashion Show and involves the production of certain leather camera accessories distributed both through our DTC channel and Leica’s monobrand stores.

Fear of God. Launched in Paris in early March 2020, Fear of God exclusively for Ermenegildo Zegna is an authentic and innovative capsule collection born from two apparently distant worlds, consisting of a contemporary wardrobe for young men whose lifestyle is an expression of elegance and freedom. The capsule collection proved very successful, with certain items selling out in two days after the launch and approximately 88% of revenues generated from sales to new customers. We believe that this kind of collaboration may have the potential to attract new customers and increase the appeal of our brands to a younger and more diverse customer base.

Textile Product Line

For the years ended December 31, 2020, 2019 and 2018, the Textile product line generated revenues equal to €107,337 thousand, €134,105 thousand and €124,580 thousand, respectively, and revenues after eliminations equal to €87,286 thousand, €109,414 thousand and €98,565 thousand, respectively, representing 8.6%, 8.3% and 8.3% of our revenues. The Textile product line is engaged in the design, manufacturing and sale of luxury fabrics under the brands Lanificio Zegna, Dondi, Bonotto, Tessitura di Novara and the recently acquired Tessitura Ubertino and Filati Biagioli Modesto, the latter specialized in the production of cashmere yarns. These fabrics are both used for production within Zegna and sold to other global luxury brands and tailors. We believe that the exceptional quality of the textiles used in our garments is one of the principal reasons for the success of Zegna through the years.

The activities of the Textile product line are focused on the research and development of excellence in all of our fabrics, in terms of product quality, style, design, and technical features. We sell our fabrics both to other product lines of the Zegna segment or to the Thom Browne segment, and to third party customers, which include other luxury brands, specialized players or tailoring businesses. We regularly take part in textile fairs and exhibitions to market the products of our Textile product line to the industry’s specialized players. In addition, we have a global network of sales representatives that assist us with the marketing of such products to tailors worldwide.

Lanificio Zegna, the Zegna wool mill founded in 1910 in Trivero, Italy, has been the backbone of Zegna’s success and is renowned internationally for its fine textiles. Three generations of the Zegna family have led textile success by carefully balancing science with nature and craftsmanship with technology. As a result, the Lanificio has pioneered sophisticated men’s fabrics that are lighter, smoother, more refined, and with improved performance and functionality.

Tessitura di Novara (which we acquired in 2009) is specialized in high quality silk weaving. It is a leading producer of pure silk and other high-end natural fabrics of unparalleled quality, combining artisan skills and innovative technologies. Tessitura di Novara’s production facilities are located in Trivero, Italy.

Bonotto (in which we acquired a 60% interest in 2016) is a textile manufacturer based in Molvena, Italy, that was originally founded in 1912. The brand focuses on handcraftsmanship and traditional techniques and is characterized by the creative and experimental dimensions of their fabrics, which take inspiration from the art world. Bonotto is premised on the philosophy of the “slow factory,” which rejects the concepts of industrial standardization and mass production at low cost, in favor of traditional but innovative production techniques allowing to obtain exquisite, precious fabrics.

Dondi (in which we acquired a 65% interest in 2019) is a leader in manufacturing high-quality jersey fabrics for men and women, all Made in Italy. Dondi’s production cycle covers the phases from fabric design to distribution. Dondi counts among its customers not only Zegna’s companies, but also some of the most prestigious brands in the fashion world. Dondi’s production facilities are based in Carpi, Italy.

Tessitura Ubertino (in which we acquired a 60% interest in June 2021) is a boutique weaving mill based in Pratrivero, Italy. Founded in 1981 by Adalgiso Ubertino, Tessitura Ubertino has been creating premium quality fabrics for women, such as tweed and jacquard, for over 30 years and today it supplies fabrics to major fashion brands.

Filati Biagioli Modesto (in which we acquired a 40% interest in July 2021) specializes in the manufacture of carded yarns, integrating the entire process of transformation from fiber to yarn. Founded in the 1960s by Mr. Modesto Biagioli, it carefully selects raw materials (such as cashmere, silk, camel, angora, alpaca, flax and merino wool) that are used for the production of its natural yarns, transformed entirely in Italy and then sold to luxury and fashion brands.

Strategic Alliances Product Line

For the years ended December 31, 2020, 2019 and 2018, the Strategic Alliances product line generated revenues equal to €89,222 thousand, €96,502 thousand and €92,405 thousand, respectively (which include revenues generated by the product line’s supply agreements with Thom Browne), and revenues after eliminations equal to €81,730 thousand, €92,032 thousand and €92,390 thousand, respectively, representing 8.1%, 7% and 7.8% of our revenues. The Strategic Alliances product line is engaged in the manufacturing and distribution of menswear under the Tom Ford brand, and the supply of apparel for men to Dunhill and Gucci, in each case pursuant to agreements with such third-party brands.

Tom Ford. We have acted as an exclusive licensee for the manufacturing and distribution of menswear under the Tom Ford brand since 2004. Under the relevant license agreement, the royalty rates we are required to pay, which also include contributions for advertising, are based on net sales of the licensed products by Tom Ford, subject to certain minimum levels. Our license agreement with Tom Ford is set to expire with the completion of the production and distribution activities for the Fall/Winter 2022 collection. We are currently discussing with Tom Ford the terms of a potential future relationship following the expiration of the current agreement.

Dunhill. We have acted as a manufacturer and supplier of suits, jackets, blazers and formal overcoats under the Dunhill brand since 1998. Under the relevant agreement, we are required to comply with the designs and specifications supplied by Alfred Dunhill Ltd., as well as certain other restrictions relating to intellectual property and confidentiality. The agreement with Alfred Dunhill Ltd. does not provide for an express expiration date.

Gucci. We have acted as a manufacturer and supplier of jackets and formal overcoats, slacks and knitwear (both ready-to-wear and made to measure) under the Gucci brand since 1990. Under the relevant agreement, we are required to comply with the designs and specifications supplied by Gucci, as well as certain other restrictions relating to intellectual property and confidentiality. Gucci has agreed to place a minimum number of orders for each season for jackets and formal overcoats and granted us an exclusivity for made to measure products. The agreement with Gucci is set to expire in June 2023, unless a renewal is agreed between the parties.

Thom Browne Segment

For the years ended December 31, 2020, 2019 and 2018, the Thom Browne segment represented 17.7%, 12.2% and 1.6% of our revenues, respectively, after eliminations.

Thom Browne is a renowned fast-growing luxury brand focused on high-end menswear, womenswear, accessories and childrenswear. The brand was founded by Mr. Thom Browne in 2001 and has since been based in New York. In 2018, we completed the acquisition of 85% of Thom Browne Inc., the holding company of the Thom Browne business. In June 2021, we acquired an additional 5% equity interest in Thom Browne Inc. The Thom Browne business’s growth since the initial acquisition has been remarkable, with revenues increasing from approximately €117 million in 2018 to €179 million in 2020.

Each year Thom Browne offers pre-collections and main collections, organized into two seasons (Fall/Winter and Spring/Summer) for each of men, women and children.

Mr. Browne started designing clothes for friends and family in the early 2000s, and his popularity as a fashion designer has grown ever since. Thom Browne’s signature line of grey suits redefined the concept of male silhouette, and his collections lean heavily on two main colors: grey and navy. The brand uses the highest quality materials to obtain garments that are beautiful, classic and durable. Its distinctive traits are the absence of any form of a bold logo, the cropped silhouette of the garments and the use of visual identifiers as trademarks, such as the four white horizontal bands (uniquely located on the left upper sleeve and/or upper pant leg) and/or a grosgrain ribbon or tab in White, Red, White, Blue, White (also uniquely positioned on the garments). Each Thom Browne piece is designed to be aesthetically perfect, classic and long-lasting, inspired by Mr. Browne’s philosophy that something beautifully made will never be out of fashion.

Operations

Our corporate operations are divided among our locations in Trivero and Milan, Italy; Stabio, Switzerland; and New York (where the Thom Browne management is based).

Our primary activities consist in the creation, manufacture and marketing of our pre-collections and main collections, organized into (i) two seasons (Fall/Winter and Spring/Summer) for each of the Zegna brands, plus certain special capsule collections, and (ii) seasonal collections for the Thom Browne segment, divided for men, women and children. Each collection takes approximately 12 months from design to delivery of the finished products to our customers.

Our activities can be subdivided into the following major stages, overseen by different functions in our organization: (i) design; (ii) brand and merchandising; (iii) sales campaign; (iv) procurement; (v) manufacturing; (vi) logistics and inventory management; and (vii) marketing and advertising, as further described below.

The activities of the Textile product line and of the Strategic Alliance product line follow their own operational phases and logics.

Design, Brand and Merchandising

Each new collection is created by the Design teams of Zegna and Thom Browne, working in close coordination with their respective Brand and Merchandising team, allowing for a virtuous cross-contamination of ideas. The new collections are therefore created by the designers and stylists considering market analyses and seasonal fashion trends.

The Brand and Merchandising team of the Zegna brands is supported by a team of product developers, who also work in close cooperation with the modelers of the Supply Chain teams, for a total of approximately 100 people involved in this production stage. The modelers transform the designers’ sketches first into paper or 3D models, and then into prototypes to assess the look, feel and functionality of the product, and allowing the Brand and Merchandising team to fine-tune the prototypes and the Supply Chain technicians to anticipate any issues that may arise during the manufacturing process. Once the prototypes are approved, a sample collection is produced based on such prototypes. Modeling and prototyping are completed almost entirely in-house and the Design, Brand and Merchandising and Supply Chain teams closely cooperate and share information and suggestions with each other to ensure that the ready-to-wear products, and most leather products and accessories of the Zegna brands, are manufactured on time and consistent with the delivery plans for our collections.

In these phases, Thom Browne’s Design team works closely with a number of trusted long standing external players, coordinated by an internal product development team.

Sales Campaign

The sample collections, once ready, are presented to wholesale customers and retail buyers at Zegna’s showrooms in Milan, New York and Shanghai for the Zegna Branded Products and in New York and Milan for Thom Browne. The sample collections usually highlight styles and themes and occasions for use, and present a breakdown of products by product category, price range and look. In addition, our showrooms display the full Zegna and Thom Browne offerings across all product categories, simulating the effect of point-of-sale displays. While this process has historically been carried out through in-person meetings, as a result of the COVID-19 pandemic we adopted tools allowing our wholesale customers and retail buyers to view and submit online orders for the sample collections. Similar tools may continue to be used following the lifting of restrictions related to the pandemic as an enhancement of the traditional sales campaign experience.

During the sales campaign, orders are taken by our customer service teams from wholesale customers (including franchisees) and retail buyers to form an order portfolio. Retail buyers place orders by selecting products in accordance with our buying guidelines, in particular with respect to DOSs, in order to ensure the consistency of the products’ assortment in the various stores.

Sales campaigns last approximately two months. During the sales campaign, and based on preliminary orders placed by the retail buyers and wholesale customers, the Brand and Merchandising and the Supply Chain teams regularly share information on the evolution of the order portfolio to align the initial forecasts for raw material procurement and production planning.

Procurement

Based on our forecasts and the order portfolio, we source the necessary raw materials, trimmings and finished goods through our network of selected suppliers. While the initial purchases are based on forecasts, we adjust and supplement such purchases based on actual orders as the sales campaign progresses.

Sourcing activities are separately carried out for our two segments, in the Zegna segment for apparel and leather accessories, on the one hand, and for the Textile product line, on the other hand. Trimmings (such as fabrics, buttons, linings, interlinings and zips) are purchased from selected suppliers for both the Zegna and the Thom Browne segments.

Approximately 40% of the raw materials used by the Zegna segment (excluding the Textile product line), such as wool, cotton, leather, silk, linen and cashmere, are purchased through our Textile product line, while the remaining approximately 60% is sourced from other selected suppliers. Approximately 10% of the raw materials used by the Thom Browne segment, such as wool, cotton, leather, silk, linen and cashmere, are purchased through the Zegna segment’s Textile product line, while the remaining approximately 90% is sourced from other selected suppliers.

In 2020, the Zegna segment sourced raw materials, trimmings and finished goods from approximately 696 suppliers, of which around 421 provided raw materials, around 150 provided trimmings and around 125 provided finished goods. In 2020, the Thom Browne segment sourced its raw materials, trimmings and finished goods from approximately 275 suppliers, of which around 194 provided raw materials, around 40 provided trimmings and around 41 provided finished goods.

The table below shows Zegna’s total cost for raw materials and consumables, broken down by category for the years ended December 31, 2020, 2019 and 2018.

	For the years ended December 31,
(€ thousand, except percentages)	2020	2019	2018
Raw materials	(108,130)	(139,965)	(137,527)
Finished goods	(130,006)	(141,512)	(58,383)
Consumables	(10,909)	(14,067)	(14,989)
Change in raw materials, consumables and finished goods	131	(9,991)	3,016
Other	(1,655)	(4,266)	(1,239)

Total cost of raw materials and consumables	(250,569)	(309,801)	(209,122)

Based on the proposition that the very best garments can only come from the best natural resources, we have dedicated our efforts through the years to the research of only the finest raw materials and fabrics. A crucial role in this context is played by the Textile product line, in particular for the Zegna Branded Products product line of the Zegna segment. In order to produce Zegna and Thom Browne branded apparel, we source a portion of our requirements of fabrics from Lanificio, jersey from Dondi and printed fabrics from Bonotto.

Manufacturing

While the sales campaign is still ongoing, we start planning for our manufacturing activities. Production quantities are continuously refined based on the results of the sales campaign allowing us to be efficient. Manufacturing planning is based on several factors, including the type of products to be manufactured (e.g. whether they are seasonal, continuative or made to measure). The manufacturing phase consists of industrializing the samples based on the outcome of the product developers’ researches, and recreating them in various sizes and colors for large production.

A distinctive feature of our manufacturing is that “Made in Italy” production represents approximately 70% of the overall production of our products, and approximately 40% of our products are manufactured directly in our facilities.

Zegna Segment

We carefully manage our production, operations and value chain, keeping production know-how and industrial capabilities internally for certain product categories, while relying on a selected network of external long-standing suppliers in Italy and abroad for other product categories. Our sourcing team is committed to carefully selecting all of our suppliers and managing the supply relationships for their entire duration, ensuring the seamless operation of our supply chain. In determining whether to manufacture our products internally or through our network of manufacturers, we take into account a number of factors, such as the ready availability of the required know-how, product quality, lead time and service levels, compliance with the “made in” parameters, safety and overall cost efficiency.

In-House Manufacturing

Excluding our Textile product line’s production facilities described under “—Brands, Collections and Products—Zegna Segment—Textile Product Line,” our other production facilities are located in Mendrisio, Switzerland, for jackets, suits, shirts and the Made to Measure products; Verrone, Italy, for knitwear; San Pietro Mosezzo, Italy for formal Zegna branded jackets, suits and products of the Strategic Alliances product line; Parma, Italy, for outerwear and leather accessories; Spain for continuative products and special outlet products; and Turkey, for shirts.

Outsourcing

The manufacturing of several finished products is outsourced to external manufacturers. We have established long-term and stable relationships with most of them, who are mainly located in industrial districts in Italy, as well as in Turkey, Portugal, Romania, and, to a lesser extent, in Greater China and the United States. External manufacturers are carefully chosen based mainly on the quality of their work and their well-established relationship with Zegna. Costs, efficiency in planning and production, lead time and “made in” parameters are also key drivers in the selection process.

Contractual relationships with our external manufacturers are generally governed by supply agreements and, in some cases, by purchase orders based on our sourcing needs for each season. The supply agreements with certain of our external manufacturers (including those who produce continuous products such as blazers, shirts, ties and denim) have an average term of three to five years. These generally include purchasing commitments on our part and strict quality specifications that our external manufacturers are required to meet.

Depending on the categories of products and other factors such as production lead time, production costs, quantity and ready availability of the relevant know-how, our outsourced products are manufactured using two different approaches: façon manufacturing or “full package” manufacturing. When using the façon manufacturing model, we only outsource to our external manufacturers the confection and assembly stages (including cutting, sewing, washing and pressing), while we remain responsible for providing the designs, product specifications and raw materials and coordinating the entire production process throughout the various stages. Conversely, in the full package manufacturing model, we outsource to our external manufacturers the entire production process, including the procurement of raw materials and the coordination of the various production stages, while we purchase the finished products made to our specifications. We usually resort to the façon manufacturing model for our formal garments (such as suits, jackets, blazers and shirts), knitwear and shoes. The full package manufacturing model is employed for selected Z Zegna branded products, such as leisurewear and sneakers.

Thom Browne Segment

Since the acquisition of Thom Browne by Zegna, the production of Thom Browne’s garments has been mostly outsourced using the full package manufacturing model. First, the Thom Browne collections are designed in-house in New York, then a sample collection is developed in cooperation with external product developers, and subsequently the manufacturing phase is entrusted to Thom Browne’s trusted external manufacturers. These external manufacturers are responsible for procuring the raw materials exclusively from suppliers that have been pre-approved by Thom Browne, for coordinating the entire production process and delivering the finished product.

Approximately 80% of Thom Browne’s external manufacturers are located in Italy and approximately 20% are located in Japan. A portion of Thom Browne’s production is also outsourced to Zegna’s Swiss and Italian production facilities, in particular for made-to-measure and tailored products, and a minor part of woven products are sourced from manufacturers based in the United Kingdom.

Logistics and Inventory Management

Zegna Segment

Our logistics department is responsible for organizing and managing the distribution of the finished products of the Zegna segment and preparing the documentation required for shipment, as well as the management of our warehouses and product inventory.

Our wholly-owned subsidiary Consitex S.A. is responsible for managing our primary distribution center and product inventory, the shipment of our products, and the logistics of the distribution of the finished products in all regions except for the European Union and the United Kingdom. For the European Union and the United Kingdom, such logistic activities are carried out by our subsidiary Ezi S.p.A. In North America, such activities are carried out through our subsidiary Ermenegildo Zegna Corporation, which manages a local secondary distribution center. In China, such activities are carried out through our subsidiary Zegna (China) Enterprise Management Co., Ltd, which also manages a local secondary distribution center. Regarding the products of our Strategic Alliance product line, all logistic activities are carried out by our subsidiary Ezi S.p.A.

With respect to the shipment of our products, third-party transportation specialists are engaged to transport goods by road, air or sea, based on factors such as distance to destination and urgency of the shipment.

Thom Browne Segment

Thom Browne’s logistics department and primary distribution center is located in Switzerland and managed by the subsidiary Thom Browne Trading (T.B.T.) SA., which is responsible for overseeing Thom Browne’s warehouses and product inventory and for organizing and managing the distribution and shipment of the finished products of the Thom Browne segment.

Thom Browne Trading (T.B.T.) SA. is responsible for the shipment of products for the Thom Browne segment, and the logistics of the distribution of the finished products in all regions. The Thom Browne segment also has a secondary distribution center in Japan, which is run by its subsidiary Thom Browne Japan Inc., and a secondary distribution center in the United States, which is managed by Thom Browne Inc. directly.

Similarly to the Zegna segment, the logistics department of the Thom Browne segment engages third-party transportation specialists to transport goods by road, air or sea, based on factors such as distance to destination and urgency of the shipment.

Marketing and Advertising

Advertising and promotional support is a crucial tool for luxury companies like us to influence purchase selection, enhance the brand recognizability and encourage brand loyalty over time. We invest significant resources in advertising communication and marketing, which include a full set of activities ranging from pure digital and social media marketing initiatives to events like fashion shows, product collaborations and co-marketing projects.

Zegna’s marketing strategy is based on an all-round approach with the customer at its center. We manage the relationship with our customers from an omni-channel perspective, enhancing the interaction between the digital and physical dimensions. Our customers shop across different channels, and through digital tools we directly and regularly inform them about new campaigns, products, and collaborations using original content we develop and produce for a specific project or collection. We aim to provide tailored content and messages to our customers and, through our presence on social media, we translate our craft and products into a narrative aimed at attracting them through inspiration. All our marketing campaigns focus on storytelling to strategically solidify our values in our customers’ minds.

Since 1910, we have inspired men to define their style identity, ensuring their character could be found in every detail of their outfits. The Zegna brand can count many leaders of business, sports, entertainment, design and culture as friends. Some have even become part of our extended family over the years, acting as testimonials for our brands. We also conduct targeted product placement activities on key opinion leaders, celebrities and influencers.

With respect to the Thom Browne segment, Thom Browne presents its seasonal collections in Paris through spectacular, theatrical and conceptual fashion shows during the men’s and women’s fashion weeks. These shows contribute to positioning the brand at the pinnacle of fashion and creativity, are the source of the narrative for each season and help generate significant editorial coverage in fashion, art and culture publications, both on paper and online. This innovative approach makes Thom Browne the brand of choice for a number of VIPs and celebrities worldwide. From highly successful actors and musicians in Korea, to U.S. athletes, actors and musicians of worldwide fame, the brand has proven to have a very strong appeal.

A recent partnership with FC Barcelona (which included dressing the entire team in Thom Browne suits) has brought significant visibility for the brand and its iconic product to a global audience. The collaboration with LeBron James for the Cleveland Cavaliers basketball team played the same role.

The historical customer loyalty enjoyed by the Thom Browne brand is being reinforced through the introduction of new customer relationship management tools and initiatives.

Each of the Zegna segment and the Thom Browne segment have internal teams dedicated to marketing and advertising activities, each following slightly different marketing strategies depending on the brand. To better reach a wide but selected consumer target, we use various communication tools, from organic institutional and products press coverage to media partnerships, a varied media-mix including digital marketing, digital media campaign, print, billboards, direct marketing and ad hoc initiatives in our boutiques where visual merchandising and windows displays are conceived to consistently adhere to the seasonal marketing strategy plan.

In addition to seasonal fashion shows, January Fall/Winter and June Spring/Summer collection presentations, specific shows and events are organized globally to strengthen our brands’ profiles and positioning and increase awareness on the most recent collections in local markets worldwide. Besides presenting new products, these events are planned to promote a direct involvement of the customers, media, celebrities, influencers, and industry key opinion leaders through exclusive events, as well as to reinforce the popularity of the brand and enhance its image.

Sales Channels

Our sales teams bring our customers into our community, sharing with them our creativity and craft, as well as our story and the journey of each item. These relationships are nurtured in-store with respect to our DTC channel and in our showrooms with respect to our wholesale channel, with the aim to deliver a consistent and unique customer experience.

We distribute and sell our products in approximately 80 countries worldwide through a well-established network comprised of our DTC and wholesale distribution channels.

Our monobrand presence includes our DOSs (which are divided into boutiques and outlets) and our franchisees’ monobrand stores. Our multi-brand presence includes department stores, specialty stores and multi-brand e-commerce platforms.

Zegna Segment

For the year ended December 31, 2020, about 82.9% of our revenues from the Zegna Branded Products product line of the Zegna segment were generated through our DTC channel and about 17.1% was generated through the points of sale operated by our wholesale distribution channel and royalties.

DTC Channel

As of December 31, 2020, we operated 255 DOSs, of which 145 were in APAC, 71 were in EMEA, 26 were in North America and 13 were in Latin America. For the year ended December 31, 2020, the DTC channel generated revenues for approximately €525 million. The latest flagship store openings up to December 31, 2020 include Paris (France), New York City (United States), São Paolo (Brazil), Dubai (UAE), Beijing (China) and New Delhi (India). Our DTC channel is distributed throughout the main markets in which we operate. We focus on maintaining a presence in prestigious and strategic locations, and in certain cases we enter into joint ventures with local partners in jurisdictions where Zegna would not be able to operate directly without a local partner or where the presence of a local partner is beneficial due to its knowledge of the local market and regulations. As an example, we have entered into joint ventures in the United Arab Emirates, Vietnam and India.

The aesthetics and customer experience of our DOSs are carefully planned and designed by our Artistic Direction team. Once opened, an internal staff of architects and visual merchandisers who are supported by external professional firms constantly maintain and restyle our DOSs as required. In addition, we have in place specific training programs dedicated to our sales staff, focusing on product knowledge and customer service.

To select the range of products sold in our DOSs, we establish guidelines at the group level based on market potential and the characteristics of the points of sale. Buyers and merchandisers in our regional offices then select the best selection of products in terms of models, materials and color variants.

Our DTC channel also includes an e-commerce shop operated directly through our website www.zegna.com, outlets, concessions within department stores around the world, certain travel retail stores directly operated by us (including those at Linate and Malpensa airports in Milan) and other e-commerce platforms through which we sell directly to our customers (such as TMall Luxury Pavilion, Farfetch and WeChat) and whose sales systems are integrated with Zegna’s sales and warehouse management systems.

Wholesale Channel

As of December 31, 2020, our monobrand distribution network included 195 points of sale operated by our wholesale customers and franchisees, of which 14 were in APAC, 99 were in EMEA, 64 were in North America and 18 were in Latin America. For the year ended December 31, 2020, the wholesale channel, including multibrand stores, generated revenues of €106,822 thousand.

Our wholesale distribution channel has developed through agreements with different types of wholesale customers, including in particular:

•

Franchisees, which operate monobrand points of sale exclusively under the Zegna brands, in exchange for the payment of royalty fees to Zegna based on sales volumes. The franchising agreements governing these relationships typically have a medium term (providing for an automatic renewal or a renegotiation period prior to the term expiry). The contractual arrangements may also provide for minimum purchase obligations by the franchisee, and for the obligation by Zegna and/or the franchisee to invest certain amounts in marketing activities.

•

Department stores and multibrand specialty stores, which purchase Zegna products for re-sale in their stores, sometimes in specific Zegna branded wall units. The contractual arrangements with this type of customers vary based on the relevant store’s standard terms.

•	Online multibrand stores. Zegna branded products are also sold via prestigious online multi-brand stores such as SSENSE, Mr. Porter and JD.

As with our DTC channel, we carefully manage and, if necessary, customize our distribution policies for our wholesale customers.

Within the wholesale distribution channel, duty free and travel retail stores operated by specialized players and located at major airports around the world have an important role, ensuring that the Zegna brands are present in major airports worldwide and in exclusive hotels, both in duty free and duty paid points of sale. These travel retail stores in the wholesale distribution channel are in addition to travel retail stores directly operated by us.

Thom Browne Segment

For the year ended December 31, 2020, about 47% of the Thom Browne segment’s revenues (or €85 million) was generated through its DTC channel and about 53% (or €95 million) was generated through the points of sale operated by Thom Browne’s wholesale distribution channel and royalties.

DTC Channel

As of December 31, 2020, Thom Browne operated 38 DOSs, of which 28 were in APAC, 6 were in EMEA and 4 were in North America.

Unlike other luxury fashion brands (including Zegna), Thom Browne, leveraging its customers’ awareness of the brand and presence in the main digital channels, has DOS locations of comparatively smaller size, which are usually destination stores with highly-trained staff. This allows for more flexibility in negotiations with landlords and alleviates pressure on rental charges, while Thom Browne still benefits from the inflow of loyal customers. Thom Browne’s strategy puts an emphasis on developing customer relationships rather than on positioning in key streets, while actively working to increase the visibility of its DOSs to attract new customers and to establish specific training programs for its DOS staff in order to ensure a consistent retail experience in the various geographies.

Thom Browne’s DOSs also include an e-commerce shop operated directly through the website www.thombrowne.com and carefully selected directly operated outlet sale locations. Thom Browne recently opened a travel retail DOS in Japan and is currently planning to open its second travel retail DOS in Greater China.

Wholesale Channel

As of December 31, 2020, Thom Browne’s monobrand distribution network included 36 points of sale, of which 23 were in APAC, 10 were in EMEA and 3 were in North America.

The Thom Browne segment’s wholesale distribution channel works similarly to the Zegna segment’s and also consists of a presence in more than 300 wholesale multibrand stores globally, such as those operated by franchisees, department stores and online multi-brand stores for both men and women.

Intellectual property

Zegna Segment

As of the date of this proxy statement/prospectus, and with an overall trademark portfolio including more than 3,400 registrations, the principal owned trademarks or trade names that we use in the Zegna segment’s business are “Ermenegildo Zegna” and “Zegna,” which we have registered in all of the countries in which we operate either in the logo version and in the word/standard characters version or in versions which are adapted to various local alphabets or ideographs (e.g., Zegna written in Japanese, Katakana syllabary, in Chinese ideographs or in the Arabic alphabet). We have also registered certain other marks used in our products and in our main marketing projects. Additionally, we have a portfolio of more than 700 domain names, including (i) registrations in all the countries in which we operate, (ii) the most common Zegna and Ermenegildo Zegna typos and (iii) early and basic protection for our main business and marketing projects.

Besides trademarks, we invest significant resources in protecting other aspects of our brands’ uniqueness. With more than 500 design and 9 copyright registrations covering several countries including the European Union, China and the United States, every season we select the most relevant and original products, patterns and, to the extent necessary, protect our rights, labels, and take action to protect their design and defend them against counterfeiting. In addition, we own 16 patents and one copyright for engineering work (thanks to special protections available in Italy), which are a result of our solid roots in fabric making and our pioneering efforts to improve performance and functionality in our products.

We devote significant resources to the protection and enhancement of our intellectual property assets and actively monitor the market for infringements or abuses of our trademarks and product designs. We are also active in enforcing our rights against third-party infringements. In addition, we monitor third-party applications for registration of trademarks that could be confused with our trademarks, and file oppositions against the applications for, or the registration of such trademarks in accordance with the laws and regulations of the relevant jurisdictions and cooperate with competent authorities worldwide to fight the counterfeiting of our products.

Thanks to the long-standing efforts discussed above, judicial and/or administrative decision in countries including China, Turkey, Mexico, Brazil and India have recognized our trademarks as well known and famous, giving Zegna the ability to benefit from a cross-class protection.

For a description of the licenses we grant in our business, please see “—Brands, Collections and Products—Zegna Segment—Strategic Alliances Product Line.”

Thom Browne Segment

As at the date of this proxy statement/prospectus, Thom Browne Inc. and its subsidiary Thom Browne Japan, Inc. own or control approximately 300 trademark registrations worldwide, with a number of additional applications pending. The principal owned trademarks or trade names that are used by Thom Browne are THOM BROWNE, a four-band design, a grosgrain ribbon in White, Red, White, Blue, White, and THOM GREY, which have been registered or for which applications for registration have been submitted, in text form or design form, in virtually all the jurisdictions in which Thom Browne operates.

In addition, the design marks shown as location marks, such as a tab on the back of a collar on a shirt or jacket, have been registered, or an application for registration has been submitted, including in the native language of certain important markets.

Thom Browne has also registered certain other marks used on its products and in its main marketing projects and maintains an ongoing program to constantly review and update filings and protections to extend the registrations to classes of goods for which new products are introduced from time to time.

In addition, Thom Browne has a portfolio of domain names, including a number of domain names featuring the “Thom Browne” name, such as ThomBrowne.com, Thombrowne.uk and similar domain names in the jurisdictions in which Thom Browne operates.

Thom Browne devotes significant resources to the protection of its intellectual property assets worldwide through a highly specialized brand protection program. In-house and outside specialists monitor all major markets as well as global social media and websites for misuse of Thom Browne’s intellectual property. To the extent infringements are detected, adequate enforcement steps are taken, including in cooperation with the relevant authorities.

Employees

As of December 31, 2020, 2019 and 2018, respectively, we had the following number of employees, divided in the categories of activity and geographic locations as set forth in the tables below.

As at December 31,
	2020	2019	2018
White Collars	3,897	4,095	4,022
Blue Collars	2,201	2,132	2,220
Temporary employees	151	313	335

Total	6,249	6,540	6,577

As at December 31,
	2020	2019	2018
EMEA	4,217	4,347	4,350
North America	327	366	395
Latin America	125	139	151
APAC	1.580	1,688	1,681

Total	6,249	6,540	6,577

Historically, we have had good labor relationships with our employees and we are committed to maintaining a positive and constructive relationship with them. In the past, we have not experienced any material job action or labor stoppage that has had a material impact on our business.

While production was suspended at our manufacturing and logistics facilities and our stores were temporarily closed in response to the COVID-19 pandemic, we resorted to the furlough of approximately 75% of our workforce in Italy and Switzerland, as well as temporary layoffs and salary reductions from mid-March 2020 to the mid-second quarter of 2020. As of the date of this document, all our manufacturing and logistics facilities and stores have re-opened and virtually all our furloughed employees have returned to work.

Research and Development

Our competitiveness depends on, among other things, our ability to anticipate trends and to identify and respond to new and changing consumer preferences. We therefore devote significant resources to various research and development activities to design, create and develop new products for our collections. As of the date of this document, approximately 250 of our employees were involved in our research and development activities across the Zegna and Thom Browne segments.

Our research and development activities mainly relate to the development of new patterns and designs for our fabrics, the research of innovative and technological materials with specific features, the design, modeling and development of new products and the creation of prototypes.

In recent years, our research and development efforts have focused on the reduction of the overall number of new products launched, with a shift towards the activities for the creation of iconic products characterized by high visibility and superior growth, the creation and launch of ad hoc capsule collections, and increased resources devoted to the development of products for our continuative products (which are generally sold across seasons with minimal style changes).

Regulatory Environment

We are required to comply with the laws and regulations applying to our products and operations in the various jurisdictions in which we operate, particularly in relation to the protection of intellectual property rights, competition, product safety, packaging and labeling, import and processing of certain raw materials and finished goods, data protection, limits on cash payments, worker health and safety and the environment. We also use certain rare raw materials, such as vicuña yarns, which are only available in a very limited quantity and subject to strict export and processing regulations. Compliance with the applicable laws and regulations is monitored by governmental authorities and the principal objective of such regulations is to ensure that the products we market are safe and duly labelled and imported. Virtually all of our imported products are subject to custom duties and other taxes, which may impact the price of such products. We maintain compliance procedures and policies to assist in managing our import and export activities and ensure compliance with the laws and regulations of the jurisdictions where we operate.

Property, Plant and Equipment

We operate through manufacturing facilities, corporate offices, showrooms, warehouses, stores, land and other buildings around the world, which are in part owned by us and in part leased from third parties.

Part of the real estate assets used in Zegna’s business operations is owned by our subsidiary EZ Real Estate S.r.l. (“EZ Real Estate”) or its subsidiaries. EZ Real Estate is expected to be demerged as part of the Disposition before the Closing. Such real estate assets include manufacturing facilities, corporate offices, showrooms, warehouses, land and other buildings, including our main manufacturing plants and offices in Italy (such as Zegna’s headquarter offices in Milan, the manufacturing facilities in Parma, San Pietro Mosezzo, Verrone and Oleggio, as well as part of the building located in Valdilana occupied by Lanificio and by Zegna) and Switzerland (including the offices in Stabio and the manufacturing plant in Mendrisio) as well as certain Zegna stores in Sandigliano and Oleggio (Italy) and London (United Kingdom). In addition, Lanificio owns part of our industrial building located in Valdilana (Italy), which is also expected to be demerged before the Closing as part of the Disposition. Most of the real estate properties directly or indirectly owned by EZ Real Estate or its subsidiaries are, and will continue to be, leased to us or our subsidiaries. Following the Disposition, we will continue to pay rent to EZ Real Estate or its relevant subsidiaries under the relevant lease agreements. With respect to Lanificio’s real estate assets that form part of the Disposition, new arrangements will be put in place following the Disposition to ensure the continued use by Zegna of such properties at market terms.

We also own certain real estate assets (manufacturing facilities, warehouses and offices) used by Cappellificio Cervo in Sagliano Micca (Italy), Bonotto in Molvena di Colceresa (Italy) and Dondi in Fossoli di Carpi (Italy) and Novi di Modena (Italy).

Our manufacturing facilities currently have capacity to increase production volumes in case necessary to meet higher demand.

The following table sets forth information relating to owned real estate assets used in the conduct of our business as of the date of this document.

Location	Use	Approximate Square Meters
Italy, Milan, Via Savona, 56/A*	Offices and showroom	9,994
Italy, Parma, Via La Spezia 180*	Factory	2,950
Italy, San Pietro Mosezzo, Via Dante Alighieri, 32*	Factory, storage and offices	16,194
Italy, Verrone, Strada Trossi 29*	Factory, storage and offices	7,384
Italy, Oleggio, Via Novara 71*	Outlet and factory	13,000
Italy, Valdilana Trivero, viale Roma 99/100*	Factory and offices	60,388
Switzerland, Stabio, Via Ligornetto*	Land and buildings	2,100
Switzerland, Stabio, Via Ligornetto 13*	Offices and storage	5,350
Switzerland, Stabio, Via Ligornetto 14*	Offices	1,363
Switzerland, Mendrisio, Via Pramag 14*	Factory	13,335
Italy, Sandigliano, Via Cesare Battisti, 99*	Outlet and inactive factory	15,507
Italy, Montesilvano, via Danubio*	Inactive factory and land	4,828
Italy, Milan, Via Tortona 37*	Offices and showroom	3,003
Italy, Sagliano Micca, Via della Libertà 16	Factory, storage and offices	5,500
Italy, Molvena di Colceresa, Via dell’Artigianato	Factory, storage and offices	10,000
Italy, Fossoli di Carpi, Italy, via Budrione Migliarina 2/A	Factory, storage and offices	11,470
Italy, Novi di Modena, fraz. Rovereto sul Secchia, via Foscolo 11	Factory, storage and offices	975
United Kingdom, London, New Bond Street 37/38*	Store	1,459
United States, New York, 61 West 23 St*	Offices and store	5,171
Australia, Achill Rd, Armidale NSW 2350 Australia*	Land	3,170

*	These real estate assets are expected to be demerged in connection with the Disposition.

In addition, we lease space from third-parties, mainly related to our DOSs and other direct points of sale around the world, but also to warehouses, offices and housing for our personnel. As of December 31, 2020, we directly operated 293 DOSs, totaling approximately 80,000 square meters of gross area, pursuant to lease agreements.

The total carrying value of our property, plant and equipment as of December 31, 2020 was €244,127 thousand.

We are currently carrying out construction work at our property in New York, 61 West 23 St, which is being completely renovated to make it a more attractive asset. We anticipate that the capitalized costs for such renovation will be approximately $12 million (of which approximately $10 million already paid as of the date of this document), although we may incur additional costs if we agree to provide tenant improvement allowances. We expect to complete the renovation work during the course of 2021.

For information on our principal expenditures on property, plant and equipment, see “Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures—Capital Expenditure.”

Legal Proceedings

We are party to civil and administrative proceedings (including tax audits) and to legal actions in the normal course of our business, including with respect to lease agreements, labor matters and intellectual property matters. Adverse decisions in one or more of these proceedings could require us to pay substantial damages. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. An accrual is established in connection with pending or threatened litigation if a loss is probable and a reliable estimate can be made. For information regarding provisions made for the legal proceedings we are a party to, please refer to Note 36 (Provisions for risks and charges) to the Zegna Annual Consolidated Financial Statements.

On June 28, 2021 adidas filed a lawsuit in the Southern District of New York for, among others, trademark infringement, unfair competition, dilution and various state claims, in connection with Thom Browne’s five color grosgrain ribbon and the four bands on sleeves and pants on its sporting goods, sportswear and athletic wear. adidas claims these designs allegedly infringe the three stripe marks of adidas. We intend to vigorously defend against the claims.

ZEGNA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Zegna’s financial condition and results of operations should be read in conjunction with the rest of this combined proxy statement/prospectus, including the information included under “Presentation of Financial Information”, “Business of Zegna and Certain Information About Zegna.”, the Zegna Annual Consolidated Financial Statements and the Unaudited Pro Forma Condensed Consolidated Financial Information included elsewhere in this proxy statement/prospectus. The Zegna Annual Consolidated Financial Statements have been restated as discussed in Note 43 thereof. This discussion includes forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under “Cautionary Statements Concerning Forward-Looking Statements” and “Risk Factors.” Actual results may differ materially from those contained in any forward looking statements.

Overview

Zegna is a leading global luxury group, internationally recognized for the distinctive heritage of craftsmanship, quality and design associated with its Zegna and Thom Browne brands and the noble fabrics and fibers of its in-house luxury textile and knitwear business. Since its foundation in 1910, Zegna has expanded beyond luxury textile production to ready-to-wear products and accessories to become a highly recognized luxury lifestyle group. Zegna designs, manufactures, markets and distributes luxury menswear, footwear, leather goods and other accessories under the Zegna and the Thom Browne brands, and luxury womenswear and childrenswear under the Thom Browne brand. Zegna’s product range is complemented by eyewear, cufflinks and jewelry, watches, underwear and beachwear manufactured by third parties under licenses. Zegna’s business covers the entire value chain as a result of its design, manufacturing and distribution business. Zegna’s goal is to provide customers with excellent products that reflect its tradition of fine craftsmanship with exclusive design content and with a style that preserves the exceptional manufacturing quality that Zegna is known for, through the sourcing of superior raw materials, the careful finish of each piece, and the way they are delivered to customers. In 2020, 2019 and 2018, Zegna recorded revenues of €1,014,733 thousand, €1,321,327 thousand and €1,182,563 thousand, respectively, (loss)/profit for the year of (€46,540) thousand, €25,439 thousand, and €40,514 thousand, respectively and Adjusted EBIT of €20,013 thousand, €107,274 thousand and €105,268 thousand, respectively.

Zegna operates its business in two segments: the Zegna segment (comprising three product lines: Zegna Branded Products, Textile and Strategic Alliances) and the Thom Browne segment.

With respect to the Zegna Branded Products product line and Thom Browne segment, Zegna operates via its direct-to-consumer or DTC channel worldwide through a network of 255 Zegna and 38 Thom Browne DOSs as of December 31, 2020. Zegna also distributes its products worldwide through monobrand or multibrand points of sale operated by its wholesale customers. Taking into account both the DTC channel and the wholesale distribution channel, Zegna are present in approximately 80 countries worldwide. Its DTC channel includes monobrand boutiques and outlets, as well as concessions in department stores and multibrand e-commerce marketplaces. In the wholesale channel, Zegna sells its products to franchisees, department stores, multibrand specialty stores and online multi-brand e-tailers.

The activities of the Textile product line and Strategic Alliances product line follow their own operational phases and logics. Through the Textile product line, Zegna sells fabrics both to other product lines of the Zegna segment or to the Thom Browne segment, and to third party customers. Through the Strategic Alliances product line, Zegna is engaged in the manufacturing and distribution or the supply of menswear to other fashion brands.

Key Factors Affecting Zegna’s Financial Condition and Results of Operations

Zegna’s financial condition and results of operations are affected by a number of factors, including those that are outside of its control.

Impact of the COVID-19 pandemic

Zegna’s operations have been, and continue to be, affected by the recent and ongoing outbreak of COVID-19. The global spread of COVID-19 has led to governments around the world mandating, to various degrees and at various times, restrictive measures to contain the pandemic, including quarantine, social distancing, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. The COVID-19 pandemic has caused significant disruption to the global economy, consumer spending and behavior, tourism, supply chains and financial markets, leading to a global economic slowdown and a severe recession in several of the markets in which Zegna operates, which may persist even after restrictions are lifted.

From mid-March 2020, Zegna temporarily suspended production at all of its manufacturing and logistics facilities in Italy, Switzerland, Turkey and Spain. The COVID-19 crisis has resulted in disruptions in the Zegna Group’s manufacturing operations and supply chain, and the temporary closure of Zegna’s DOSs as well as the stores of its distribution partners in many places around the world pursuant to local emergency regulations in 2020 and 2021, with a material adverse effect on Zegna’s revenues and results from operations.

The COVID-19 pandemic resulted in a significant decline in the demand for Zegna’s products in 2020, including the Textile product line, whose customers, which are mainly businesses operating in the fashion apparel industry, reduced orders. Despite the negative impacts of the COVID-19 pandemic on Zegna’s operations and the demand for Zegna’s products, the remote selling and retail e-commerce platforms continued to operate and Zegna has implemented solutions to allow online purchases by wholesale customers.

During the period in which Zegna’s manufacturing facilities were closed, Zegna also purchased raw materials and finished goods from suppliers pursuant to commitments entered into prior to the onset of the COVID-19 pandemic when demand was higher, which had an adverse impact on results. During 2020, Zegna took several actions to reduce cash outflows and secure its liquidity and financial position, including (i) the temporary suspension of several capital expenditure programs (including for store renewals), (ii) delaying non-essential spending, and (iii) the sale of certain financial assets that were held as investments. Zegna also took measures to reduce costs and preserve profitability, including (i) the renegotiation of rent payable under lease agreements, (ii) temporary lay-offs as permitted by local emergency legislation, (iii) accessing government support measures, (iv) salary and bonus cuts to directors and senior managers, and (v) significant reductions to marketing, travel and other expenses.

The COVID-19 pandemic continues to impact the global economy. Although the first half of 2021 has been characterized by steady recovery for Zegna’s business, the extent to which COVID-19 will in the future impact its business, financial position, results of operations and cash flows remains highly uncertain and cannot be accurately predicted at this time. See also “Risk Factors—We are subject to risks related to the COVID-19 pandemic or similar public health crises that may materially and adversely affect our business”.

Fluctuations in exchange rates

A large portion of Zegna’s operations is in international markets outside the Eurozone, where Zegna records revenues and expenses in various currencies other than Euro, mainly the Chinese Renminbi and the U.S. Dollar, as well as other currencies. While Zegna’s revenues are denominated mainly in the local currencies of the respective markets (a share of revenues were generated in currencies other than the Euro corresponding to 66% in 2020, 66% in 2019 and 67% in 2018), a significant portion of its costs are denominated in Euro, mainly related to production and to its corporate headquarters and related functions. As a result, Zegna is affected by fluctuations in foreign currency exchange rates through (i) the translation into Euro upon consolidation of foreign currency financial statements of its subsidiaries with functional currencies other than Euro (translation impact), and (ii) transactions by Zegna entities in currencies other than their own functional currencies (transaction impact). In general, an appreciation of the Chinese Renminbi, U.S. Dollar or the other currencies in which Zegna operates against the Euro would positively impact Zegna’s revenues and results of operations, while a depreciation in those other currencies would have a corresponding negative impact.

Zegna seeks to mitigate the effects of its currency exposure by entering into derivative contracts (generally forward contracts for the sale of foreign currencies) in order to either fix exchange rates in advance, or to determine a predefined range of exchange rates at a future date. For Zegna branded products and for Textile products, Zegna initially defines sales prices in Euro, then sets the corresponding prices in other currencies by applying exchange rates selected by management based on reasonable expectations and assumptions. Forward sales contracts are made when the seasonal price lists in a given currency are set in order to mitigate the impact of any divergence between actual exchange rates and the expected exchange rates used by management, based on estimated revenues and setting the planned date of payment by customers as the date when the hedge contract matures. Additional hedging transactions may be entered into during the relevant season depending on actual developments in exchange rates. While Zegna has historically taken the foregoing measures with respect to the Zegna segment, it is implementing similar policies also in the Thom Browne segment, which has recently become more exposed to currency impact as it expands into international markets. For additional information on Zegna’s policies to manage its foreign currency exposure see “—Qualitative and Quantitative Information on Financial Risks”.

The table below shows the exchange rates of the main foreign currencies used to prepare the Zegna Annual Consolidated Financial Statements compared to the Euro.

	Exchange rate at December 31, 2020	2020 Average exchange rate	Exchange rate at December 31, 2019	2019 Average exchange rate	Exchange rate at December 31, 2018	2018 Average exchange rate
U.S. Dollar	1.227	1.142	1.123	1.119	1.145	1.181
Swiss Franc	1.080	1.070	1.085	1.113	1.127	1.155
Chinese Renminbi	8.023	7.874	7.821	7.735	7.875	7.808
Pound Sterling	0.899	0.890	0.851	0.878	0.895	0.885
Hong Kong Dollar	9.514	8.857	8.747	8.772	8.968	9.258
Singapore Dollar	1.622	1.574	1.511	1.527	1.559	1.593
United Arab Emirates Dirham	4.507	4.194	4.126	4.111	4.205	4.338
South Korean Won	1,336.000	1,345.487	1,296.280	1,305.214	1,277.930	1,299.117
Japanese Yen	126.490	121.832	121.940	122.021	125.850	130.399

The following table sets forth Zegna’s revenues by currency of origin for the years ended December 31, 2020, 2019 and 2018, respectively.

	Years ended December 31,
(€ thousands)	2020	2019	2018
Euro	344,288	447,231	388,141
Chinese Renminbi	375,359	342,962	299,551
U.S. Dollar	114,065	206,536	184,519
Japanese Yen	48,605	73,490	54,779
Pound Sterling	28,826	50,551	45,206
Hong Kong Dollar	27,182	72,472	82,168
United Arab Emirates Dirham	13,614	18,180	17,631
South Korean Won	13,544	17,889	17,245
Other currencies	49,252	92,016	93,323

Total	1,014,733	1,321,327	1,182,563

General economic conditions and international tourism

Purchases of Zegna’s products tend to be discretionary and therefore sales may be highly volatile, particularly during periods of economic slowdown and are influenced by, among other factors, general economic conditions, consumer confidence and disposable consumer income as well as levels of international travel and tourism. A substantial amount of Zegna’s sales is generated by customers who purchase products while travelling. In times of economic growth, consumers tend to have more disposable income and travel more frequently, which may increase demand for Zegna’s products. Conversely, when economic growth is stagnant or negative, consumers may delay or avoid discretionary spending, which may result in reduced demand for Zegna’s products.

In addition to adverse economic conditions, global political developments, social and geopolitical sources of unrest, natural disasters, travel restrictions imposed by governments (such as those relating to the COVID-19 pandemic) and other events may also result in a shift in travel patterns or a decline in travel volumes, which have had in the past, and may have in the future, an adverse effect on Zegna’s business, financial position, results of operations and cash flows. For example, the political unrest in Hong Kong that started in 2019 has impacted, and is expected to continue to impact, Zegna’s business.

Fluctuations in the price of raw materials

Zegna’s costs for raw materials are significantly impacted by fluctuations in the price of certain raw materials, including merino wool, cotton, cashmere, silk and rare raw materials such as vicuña. Price fluctuations in these raw materials may be driven by several factors, including both natural elements (e.g., weather conditions and diseases of livestock) and trade restrictions, tariffs and similar government measures which may limit or make more expensive the import or export of these raw materials.

The table below sets forth Zegna’s cost of raw materials and consumables for the years ended December 31, 2020, 2019 and 2018.

	For the years ended December 31,						Increase/(Decrease)
(€ thousands, except percentages)	2020	As a % of Revenues	2019	As a % of Revenues	2018	As a % of Revenues	2020 vs 2019%		2019 vs 2018%
Raw materials	(108,130)	(10.7)%	(139,965)	(10.6)%	(137,527)	(11.6)%	31,835	(22.7)%	(2,438)	1.8%
Finished goods	(130,006)	(12.8)%	(141,512)	(10.7)%	(58,383)	(4.9)%	11,506	(8.1)%	(83,129)	142.4%
Consumables	(10,909)	(1.1)%	(14,067)	(1.1)%	(14,989)	(1.3)%	3,158	(22.4)%	922	(6.2)%
Change in raw materials, consumables and finished goods	131	<0.1%	(9,991)	(0.8)%	3,016	0.3%	10,122	(101.3)%	(13,007)	(431.3)%
Other	(1,655)	(0.2)%	(4,266)	(0.3)%	(1,239)	(0.1)%	2,611	(61.2)%	(3,027)	244.3%

Total cost of raw materials and consumables	(250,569)	(24.7)%	(309,801)	(23.4)%	(209,122)	(17.7)%	59,232	(19.1)%	(100,679)	48.1%

The price of wool has been subject to significant fluctuations in recent years. For example, the average price of Australian merino wool more than doubled from 2016 to 2018, declined dramatically in the 2019-2020 period and has increased again in 2021. Zegna’s management expects the price of wool to remain volatile and the availability of high-quality wool to continue to swing in the future. Zegna seeks to mitigate the risk of increases in the price of wool through a procurement policy that tends to spread purchases of wool over time and in advance of actual requirements in order to average out the purchasing costs. Nevertheless, Zegna remains exposed to fluctuations in the price of wool and other raw materials.

Seasonality

The luxury apparel market in which Zegna operates is subject to seasonal fluctuations in sales. Zegna’s sales are usually higher in the months of the year in which wholesale customers concentrate their purchases. For example, deliveries of seasonal goods to wholesale customers tend to concentrate from November to February for the Spring/Summer collection and from June to September for the Fall/Winter collection. With regards to retail sales at Zegna’s DOSs, sales tend to be higher in the last quarter of the year, driven by the holiday shopping season and in January and February, in correspondence of the Chinese New Year celebrations. However, several events may affect retail sales, including adverse weather conditions or other macroeconomic and external events (including the COVID-19 pandemic).

Operating costs, in contrast, do not generally experience significant seasonal fluctuations, except for certain increases in the months of November and December due to the variable costs associated with sales commissions and leases.

As a result of the foregoing, the financial results for interim periods may not be indicative of results for the entire fiscal year. Zegna expects such seasonal trends to continue.

Disposition of certain businesses

During the third quarter of 2021, Zegna intends to complete the disposition of certain of its businesses, through the demerger to its existing shareholders of (i) its real estate business, consisting of Zegna’s subsidiary E.Z. Real Estate S.r.l. (“EZ Real Estate”), which directly and indirectly holds substantially all of Zegna’s real estate assets, as well as certain properties owned by Lanificio Ermenegildo Zegna e Figli S.p.A. (“Lanificio”), including part of Lanificio’s industrial building located in Valdilana and Lanificio’s hydroelectric plants, and (ii) its 10% equity interest in Elah Dufour S.p.A. and certain related contractual rights and obligations ((i) and (ii) are collectively referred to as the “Demerger”). On January 14, 2021, Zegna sold 70% of its equity stake in Agnona S.r.l. to a related party and as a result Agnona was deconsolidated from the start of the year. In the third quarter of 2021, Zegna expects to complete the disposal of its remaining 30% equity interest in Agnona S.r.l. by way of a demerger or other transfer of equity interests (the “Agnona Sale” and, together with the Demerger, the “Disposition”, and the perimeter businesses being divested, collectively, the “Disposed Businesses”).

The Disposition is not reflected in the Zegna Annual Consolidated Financial Statements. Zegna’s consolidated revenues for the years 2020, 2019 and 2018 were respectively €1,014,733 thousand, €1,321,327 thousand and €1,182,563 thousand, respectively, of which €9,805 thousand, €15,545 thousand and €10,031 thousand, respectively, related to the Disposed Businesses. The majority of the real estate properties directly or indirectly owned by EZ Real Estate are, and will continue to be, leased to Zegna. Such real estate assets leased to Zegna include the main manufacturing plants and offices of the Zegna Group in Italy (including Zegna’s headquarter offices in Milan, the manufacturing facilities in Parma, San Pietro Mosezzo and Oleggio, as well as part of the building located in Valdilana occupied by Lanificio and by Zegna) and Switzerland (including the offices in Stabio and the manufacturing plant in Mendrisio) as well as certain Zegna stores in Sandigliano and Oleggio (Italy) and London (United Kingdom). Following the Disposition, Zegna will continue to pay rent to EZ Real Estate or its relevant subsidiaries under the relevant lease agreements. With respect to Lanificio’s real estate assets that form part of the Disposition, new arrangements will be put in place following the Disposition to ensure the continued use by Zegna of such properties. For additional information on the Disposed Businesses please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus.

The Disposed Businesses also include Oasi Zegna, a freely accessible natural reserve covering in Piemonte established by Zegna in 1993 with the goal of fostering a positive relationship with the local territory and the community by creating a lasting environment for the public to enjoy. Following the Disposition, Zegna is expected to enter into arrangements governing the continuing relationship with Oasi Zegna, which are expected to contemplate a contribution of approximately €2 million per year by Zegna for licensing and other services.

The Unaudited Pro Forma Condensed Combined Financial Information included elsewhere in this proxy statement/prospectus reflects, among other things, the impact of the Disposition on Zegna’s statement of profit and loss and statement of financial position as if the Disposition had occurred as of the dates and for the periods presented therein. In future periods, the Disposition will have a significant impact on Zegna’s results of operations and consolidated statement of financial position, which may differ, including significantly, from the Unaudited Pro Forma Condensed Combined Financial Information included elsewhere in this proxy statement/prospectus.

Public company costs

Following the completion of the Initial Business Combination, Zegna expects to incur additional costs associated with operating as a public company. These costs are expected to include additional personnel and costs for legal, consulting, regulatory, insurance, accounting, investor relations and other functions that Zegna did not incur as a private company. The Sarbanes-Oxley Act, as well as rules adopted by the SEC and national securities exchanges, requires public companies to implement specified corporate governance practices that are currently not applicable to Zegna as a private company. These additional rules and regulations will increase Zegna’s legal, regulatory and financial compliance costs and will make some activities more time-consuming and costly.

Fluctuations in tax obligations and changes in tax laws, estimates, treaties and regulations

Zegna is subject to taxation in Italy, the USA and China, as well as various other jurisdictions, with the applicable tax rates varying by jurisdiction. As a result, Zegna’s overall effective tax rate is affected by the proportion of earnings from the various tax jurisdictions and by the ability to generate sufficient and suitable future taxable profits from which the reversal of any deferred tax assets can be deducted. Zegna recognizes tax expenses in multiple tax jurisdictions based on i) the estimates of taxable income, ii) the required reserves for uncertain tax positions, iii) deductible temporary differences, tax loss carry-forwards and tax credits to the extent that their future offset is probable, iv) on withholdings tax on unremitted earnings, and v) on the way in which Zegna intends to recover or settle the carrying amount of deferred tax assets and liabilities. At any time, there are multiple tax years that are subject to examinations by various tax authorities.

Additionally, Zegna is subject to duties applicable to the importation of our products in various countries in which we operate, which may impact the cost of such products. In addition, countries to which we ship our products may impose safeguard quotas to limit the quantity of products that may be imported. We rely on free trade agreements and other supply chain initiatives in order to maximize efficiencies relating to the importation of our products.

Factors Affecting the Comparability of Zegna’s Results of Operations

Amendments to IFRS 16 (Leases)—COVID-19 Rent Concessions

In May 2020, the IASB issued an amendment to IFRS 16 - Leases (“IFRS 16”) exempting lessees from determining whether COVID-19 related rent concessions are lease modifications, thereby providing a practical expedient to immediately recognize the entire economic benefit of such rental discounts in the statement of profit and loss. The amendment was effective for annual reporting periods beginning on or after June 1, 2020 and earlier application was permitted for financial years starting from January 1, 2020. Zegna adopted the amendment effective January 1, 2020 and elected not to treat COVID-19 related rent concessions as lease modifications. Rent concessions of €24,931 thousand were recognized in the consolidated statement of profit and loss for the year ended December 31, 2020 and Zegna has been seeking further rent concessions as it continues to monitor the impact of COVID-19.

Acquisitions

On July 19, 2019, Zegna acquired a 65% equity interest in Gruppo Dondi S.p.A. (“Dondi”), a company specialized in the manufacturing of high-end jersey, to further strengthen Zegna’s verticalization strategy, for cash consideration of approximately €18,075 thousand (including certain earn-out payments). Dondi was consolidated in Zegna’s consolidated financial statements starting from September 1, 2019.

On November 28, 2018, Zegna acquired an 85% equity interest of Thom Browne, Inc. The aggregate purchase price paid was equal to approximately €343,686 thousand, including post-closing adjustments. Thom Browne, Inc. was consolidated in Zegna’s consolidated financial statements starting from December 1, 2018. In the context of such sale, Zegna and Mr. Thom Browne had entered into a put option agreement whereby Mr. Thom Browne would have the right to sell up to his entire remaining 15% interest in Thom Browne, Inc. to Zegna at certain predetermined terms and conditions. At December 31, 2020, the liability relating to such option was equal to €169,055 thousand. As discussed, under “—Recent Developments”, in connection with an amendment of such put option agreement, on June 1, 2021 Zegna purchased an additional 5% of Thom Browne, following which Zegna owns 90% of the Thom Browne group. Under the amended put option agreement between Zegna and Mr. Thom Browne, Mr. Thom Browne has the right, but not the obligation, to sell to Zegna up to the remaining 10% interest in the company held by Mr. Thom Browne over the period between 2024 and 2030 (subject to potential deferral until 2032 in case certain performance targets are not met) at a purchase price to be calculated based on a multiple of certain performance indicators of the Thom Browne group in the fiscal year most recently ended prior to the relevant sale.

In the first half of 2018, Zegna acquired a 51% equity interest in Cappellificio Cervo S.r.l. (previously named Zeca S.r.l) for an aggregate purchase price of approximately €667 thousand. Cappellificio Cervo S.r.l. was consolidated in Zegna’s consolidated financial statements starting from January 2018.

For further information relating to acquisitions made by Zegna subsequent to December 31, 2020 please refer to the section “—Recent developments”.

Financial Information

Overview of Segmental Reporting

Zegna has two operating segments which are described as follows:

•

Zegna segment—Includes all of Zegna’s activities except for those relating to the Thom Browne brand. The Zegna segment includes in particular the following product lines: the Zegna Branded Products, the Textile and the Strategic Alliances product lines;

•	Thom Browne segment—Includes all activities related to the Thom Browne brand.

Transactions between the segments primarily relate to sales of finished goods and costs for services.

Restatement of previously reported financial statements

The financial information contained in this discussion of Zegna’s financial condition and results of operations is derived from the Zegna Annual Consolidated Financial Statements, which have been prepared in accordance with IFRS. The Zegna Annual Consolidated Financial Statements include restatements with respect to classification and adjustments of certain items within the consolidated statements of profit and loss, consolidated statements of financial position and consolidated statements of cash flow. Refer to Note 43 of the Zegna Annual Consolidated Financial Statements for details on the nature and impact of the restatements.

Results of Operations

The following is a discussion of Zegna’s results of operations for the year ended December 31, 2020 as compared to the year ended December 31, 2019, and for the year ended December 31, 2019 as compared to the year ended December 31, 2018.

	For the years ended December 31,
(€ thousands, except percentages)	2020	Percentage of revenues	2019	Percentage of revenues	2018	Percentage of revenues
	Restated		Restated		Restated
Revenues	1,014,733	100.0%	1,321,327	100.0%	1,182,563	100.0%
Other income	5,373	0.5%	7,873	0.6%	6,392	0.5%
Cost of raw materials and consumables	(250,569)	(24.7)%	(309,801)	(23.4)%	(209,122)	(17.7)%
Purchased, outsourced and other costs	(286,926)	(28.3)%	(371,697)	(28.1)%	(366,879)	(31.0)%
Personnel costs	(282,659)	(27.9)%	(331,944)	(25.1)%	(320,662)	(27.1)%
Depreciation, amortization and impairment of assets	(185,930)	(18.3)%	(177,068)	(13.4)%	(160,588)	(13.6)%
Write downs and other provisions	(6,178)	(0.6)%	(1,017)	(0.1)%	725	0.1%
Other operating costs	(30,399)	(3.0)%	(49,034)	(3.7)%	(37,628)	(3.2)%
Operating (Loss)/Profit	(22,555)	(2.2)%	88,639	6.7%	94,801	8.0%
Financial income	34,352	3.4%	22,061	1.7%	23,220	2.0%
Financial expenses	(48,072)	(4.7)%	(37,492)	(2.8)%	(45,196)	(3.8)%
Exchange gains/(losses)	13,455	1.3%	(2,441)	(0.2)%	1,040	0.1%
Result from investments accounted for using the equity method	(4,205)	(0.4)%	(1,534)	(0.1)%	(1,056)	(0.1)%
Impairments of investments accounted for using the equity method	(4,532)	(0.4)%	—	—	(2,900)	(0.2)%
(Loss)/Profit before taxes	(31,557)	(3.1)%	69,233	5.2%	69,909	5.9%
Income taxes	(14,983)	(1.5)%	(43,794)	(3.3)%	(29,395)	(2.5)%
(Loss)/Profit for the year	(46,540)	(4.6)%	25,439	1.9%	40,514	3.4%

Revenues

Zegna generates revenues primarily from the sale of its products (net of returns and discounts), as well as from fees for services provided, royalties received from third parties and licensees, and rental income from the lease and sublease of property owned or leased by Zegna.

The following table sets forth revenues for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2020	2019	2018	2020 vs 2019%		2019 vs 2018%
Revenues	1,014,733	1,321,327	1,182,563	(306,594)	(23.2)%	138,764	11.7%

The following table sets forth a breakdown of revenues by geographical area for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2020	2019	2018	2020 vs 2019%		2019 vs 2018%
EMEA(1)	315,879	431,384	397,606	(115,505)	(26.8)%	33,778	8.5%
of which Italy	121,202	140,676	95,692	(19,474)	(13.8)%	44,984	47.0%
of which UK	32,985	58,012	55,877	(25,027)	(43.1)%	2,135	3.8%
North America(2)	131,049	233,327	215,682	(102,278)	(43.8)%	17,645	8.2%
of which United States	114,818	205,744	193,630	(90,926)	(44.2)%	12,114	6.3%
Latin America(3)	12,915	25,404	24,806	(12,489)	(49.2)%	598	2.4%
APAC(4)	551,650	626,059	540,689	(74,409)	(11.9)%	85,370	15.8%
of which Greater China Region	438,193	458,294	404,763	(20,101)	(4.4)%	53,531	13.2%
of which Japan	61,523	90,240	71,881	(28,717)	(31.8)%	18,359	25.5%
Other(5)	3,240	5,153	3,780	(1,913)	(37.1)%	1,373	36.3%

Total	1,014,733	1,321,327	1,182,563	(306,594)	(23.2)%	138,764	11.7%

(1)

EMEA includes EU countries, the United Kingdom, Switzerland, the countries of the Balkan Peninsula, Eastern Europe countries and Scandinavian countries not belonging to the EU, Russia, former Soviet Republics, Turkey, Middle Eastern countries and Africa.

(2)	North America includes the United States of America and Canada.
(3)	Latin America includes Mexico, Brazil and other Central and South American countries.
(4)	APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)	Other revenues mainly include royalties and certain sales of old season products.

2020 compared to 2019

Revenues for the year ended December 31, 2020 amounted to €1,014,733 thousand, a decrease of €306,594 thousand or 23.2%, compared to €1,321,327 thousand for the year ended December 31, 2019.

The decrease in revenues was mainly attributable to the Zegna segment, driven by lower sales across all product lines and all regions as compared to the prior year, reflecting the adverse impacts of COVID-19 and a negative impact on revenues from foreign currency exchange impact, driven by the strengthening of the Euro compared to Chinese Renminbi (from an average exchange rate in 2019 of 7.735 to 7.874 in 2020) and the U.S. Dollar (from an average exchange rate in 2019 of 1.119 to 1.142 in 2020). The decrease in revenues was partially offset by a revenue increase in the Thom Browne segment, driven by new store openings (both for stores opened in 2020 and for the full year effect in 2020 of new stores opened in 2019).

By geographical area, the decrease in revenues in 2020 compared to 2019 was comprised of: (i) a decrease of €115,505 thousand (or 26.8%) in EMEA; (ii) a decrease of €102,278 thousand (or 43.8%) in North America, (iii) a decrease of €12,489 thousand (or 49.2%) in Latin America, (iv) a decrease of €74,409 thousand (or 11.9%) in APAC and a decrease of €1,913 thousand (or 37.1%) in other revenues.

All regions were impacted by the COVID-19 pandemic. In the first and second quarter of 2020, APAC was significantly affected due to the full lockdown measures adopted in several countries, including the Greater China Region. The EMEA region was particularly impacted by lockdowns from the end of the first quarter of 2020 through most of the second quarter, with a partial recovery starting from June 2020, while the U.S. market was more significantly impacted in the second quarter of 2020. While Zegna was able to begin to resume manufacturing activities during the second quarter of 2020, the temporary closures of retail points of sale in different regions caused a decline in sales in both the DTC and the wholesale channels. In the second half of 2020, Zegna experienced a steady recovery in the Greater China Region.

The decrease in North America and Latin America was primarily attributable to the Zegna segment, and to a lesser extent, to the Thom Browne segment. The decrease in EMEA was attributable to the Zegna segment both in the DTC and wholesale channels, driven by the COVID-19 pandemic, and partially offset by the Thom Browne segment in the wholesale channel. The decrease in APAC was mainly attributable to the Zegna segment and primarily driven by lower sales reflecting the adverse impacts of the COVID-19 pandemic (although Zegna experienced a steady recovery in the Greater China Region in the second half of 2020 as mentioned above), partially offset by an increase in revenues in the Thom Browne segment in the same period, which was driven by both the DTC network expansion (seven new store openings in 2020 in APAC) and organic growth.

For further details on revenues with respect to each of Zegna’s two segments for 2020 as compared to 2019, see “ — Results by Segment” below.

2019 compared to 2018

Revenues for the year ended December 31, 2019 amounted to €1,321,327 thousand, an increase of €138,764 thousand or 11.7%, compared to €1,182,563 thousand for the year ended December 31, 2018.

The increase in revenues was primarily attributable to the impact of the Thom Browne segment (which was consolidated starting from December 2018 and contributed to €160,595 thousand of revenues in 2019 compared to €19,059 thousand in 2018) as well as to the acquisition of Dondi (consolidated from September 2019, which contributed to €11,619 thousand of revenues in 2019) and a positive impact on revenues from foreign currency, driven by the strengthening of the Chinese Renminbi (going from average exchange rate per Euro in 2018 of 7.808 to 7.735 in 2019) and the U.S. Dollar (going from average exchange rate per Euro in 2018 of 1.181 to 1.119 in 2019) compared to the Euro. In the Zegna segment, an increase in revenues from APAC (even though affected by a significant decline in revenues in the Hong Kong area due to the protests that commenced in mid-2019) was partially offset by a decrease in revenues from EMEA and North America, including the effects of closing certain under-performing stores (including a store in London, one in Short Hills and one in Las Vegas), and to the reduction in Zegna Branded Products’ wholesale channel.

By geographical area, the increase in revenues in 2019 compared to 2018 was comprised of (i) an increase of €85,370 thousand (or 15.8%) in APAC, (ii) an increase of €33,778 thousand (or 8.5%) in EMEA, (iii) an increase of €17,645 thousand (or 8.2%) in North America, (iv) an increase of €598 thousand (or 2.4%) in Latin America, and (iv) an increase of €1,373 thousand (or 36.3%) in other revenues.

The increase in APAC was attributable to both Segments even though revenues were severely affected by a significant decline in DTC sales in the Hong Kong area due to the protests that commenced in mid-2019. The increase in EMEA was entirely attributable to the Thom Browne segment, partially offset by decline in revenues in the Zegna segment driven by the wholesale channel (partly due to the conversion of third-party stores to DOSs of three points of sale in Athens, Greece in January 2019 and one point of sale in Malpensa airport in Milan in May 2019). The increase in North America was entirely attributable to the Thom Browne segment, only partially offset by decline in the Zegna segment, including the effects of closing under-performing stores in Short Hills and Las Vegas.

For further details on revenues with respect to each of Zegna’s two segments for 2019 as compared to 2018, see “ — Results by Segment” below.

Other income

Other income mainly includes income from the sale of advertising materials, tax refund commissions and other miscellaneous income.

The following table sets forth other income for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2020	2019	2018	2020 vs 2019%		2019 vs 2018%
Other income	5,373	7,873	6,392	(2,500)	(31.8)%	1,481	23.2%

2020 compared to 2019

Other income for the year ended December 31, 2020 amounted to €5,373 thousand, a decrease of €2,500 thousand or 31.8%, compared to €7,873 thousand for the year ended December 31, 2019.

The decrease in other income in 2020 compared to 2019 was primarily attributable to (i) a decrease in sales of advertising materials to franchisees and (ii) lower tax refund commissions driven by store closures as a result of the COVID-19 pandemic.

2019 compared to 2018

Other income for the year ended December 31, 2019 amounted to €7,873 thousand, an increase of €1,481 thousand or 23.2% compared to €6,392 thousand for the year ended December 31, 2018.

Cost of raw materials and consumables

Cost of raw materials and consumables consist primarily of the cost for materials and components used to manufacture Zegna’s products, such as wool, silk, leather and other fabrics, as well as the costs incurred for semi-finished products, finished goods and consumables. Cost of raw materials and consumables also includes write downs of raw materials and finished product inventory.

The following table sets forth the cost of raw materials and consumables for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2020	2019	2018	2020 vs 2019%		2019 vs 2018%
Cost of raw materials and consumables	(250,569)	(309,801)	(209,122)	59,232	(19.1)%	(100,679)	48.1%
Cost of raw materials and consumables as % of Revenues	(24.7)%	(23.4)%	(17.7)%

2020 compared to 2019

Cost of raw materials and consumables for the year ended December 31, 2020 amounted to €250,569 thousand, a decrease of €59,232 thousand or 19.1%, compared to €309,801 thousand for the year ended December 31, 2019.

The decrease in cost of raw materials and consumables in 2020 compared to 2019 was primarily attributable to (i) lower volumes of purchases of raw materials, goods and consumables, due to the decline in demand for Zegna’s products caused by the COVID-19 pandemic and current temporary suspension of operation; and (ii) the slower pace throughout Zegna’s value chain as a result of temporary layoffs and other similar temporary measures; partially offset by (iii) a €2,065 thousand impairment recorded in 2020 of inventory pertaining to Agnona (the womenswear business held for sale at the end of 2020).

Cost of raw materials and consumables as a percentage of revenues increased from 23.4% in 2019 to 24.7% in 2020 due to the decreased overall volumes resulting in higher incidence of supply chain purchases.

2019 compared to 2018

Cost of raw materials and consumables for the year ended December 31, 2019 amounted to €309,801 thousand, an increase of €100,679 thousand or 48.1%, compared to €209,122 thousand for the year ended December 31, 2018.

The increase in cost of raw materials and consumables in 2019 compared to 2018 was primarily attributable to (i) the full consolidation of Thom Browne in 2019 (compared to only one month of consolidation in 2018) and the consolidation of Dondi starting from September 2019, resulting in an overall amount of €75,196 thousand, which mainly impacted costs for goods.

Cost of raw materials and consumables as a percentage of revenues increased from 17.7% in 2018 to 23.4% in 2019. Cost of raw materials and consumables includes an amount of €8,228 thousand relating to the effects of the purchase price step up of the fair value of Thom Browne inventory as part of the purchase price accounting of the acquisition in 2019 and €3,343 thousand in 2018.

Purchased, outsourced and other costs

Purchased, outsourced and other costs consist of freight, insurance and selling expenses, and the service costs for outsourced manufacturing from third parties on commissions, administrative fees (including legal and notary fees), fees payable to Group Companies’ corporate bodies, advertising and marketing expenses (which include communication and marketing costs, and expenses for advertising, media and events), other services and variable rents (which are not dependent on an index or rate), utilities, and maintenance expenses.

The following table sets forth the purchased, outsourced and other costs for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2020	2019	2018	2020 vs. 2019%		2019 vs. 2018%
Purchased, outsourced and other costs	(286,926)	(371,697)	(366,879)	84,771	(22.8)%	(4,818)	1.3%
Purchased, outsourced and other costs as % of Revenues	(28.3)%	(28.1)%	(31.0)%

2020 compared to 2019

Purchased, outsourced and other costs for the year ended December 31, 2020 amounted to €286,926 thousand, a decrease of €84,771 thousand or 22.8%, compared to €371,697 thousand for the year ended December 31, 2019.

The decrease in purchased, outsourced and other costs in 2020 compared to 2019 was primarily attributable to the effects of the COVID-19 pandemic, including (i) €8,696 thousand of reduced variable rents as a result of the decline in sales driven by the pandemic, €1,866 thousand of reduced short term rents and low value rental agreements, and €24,931 thousand savings resulting from rent reductions negotiated with landlords, (ii) Zegna’s cost reduction initiatives (including reductions in advertising and marketing activities amounting to €13,322 thousand), (iii) €15,418 thousand reduced costs for outsourced production related to lower volumes due to COVID-19, and (iv) lower freight, insurance and selling expenses of €11,572 thousand resulting from the decline in activity due to COVID-19, partially offset by (v) higher expenses for royalties in 2020 thanks to a new partnership agreement with the Fear of God brand.

Purchased, outsourced and other costs as a percentage of revenues increased from 28.1% in 2019 to 28.3% in 2020 mainly as a result of the decrease in revenues caused by the COVID-19 pandemic.

2019 compared to 2018

Purchased, outsourced and other costs for the year ended December 31, 2019 amounted to €371,697 thousand, an increase of €4,818 thousand or 1.3%, compared to €366,879 thousand for the year ended December 31, 2018.

The increase in purchased, outsourced and other costs in 2019 compared to 2018 was primarily attributable to (i) the consolidation of Thom Browne and Dondi (respectively from December 2018 and September 2019), (ii) higher variable, short term and low value rents of €16,635 thousand driven by an increase in variable rents in the APAC region, and (iii) higher costs for other services of €7,940 thousand, including postal, telephone and telegraphic charges, entertainment, training expenses and miscellaneous external services, partially offset by (iv) lower advertising and marketing expenses of €2,899 thousand, mainly attributable to the EMEA region, (v) lower costs for outsourcing of production of €11,943 thousand and (vi) lower administrative, notary, legal and corporate bodies fees of €3,355 thousand.

Purchased, outsourced and other costs as a percentage of revenues decreased from 31.0% in 2018 to 28.1% in 2019 mainly as a result of (i) the consolidation of Thom Browne and (ii) the effect of certain cost initiatives in the Zegna segment as well as lower outsourced production compared to 2019.

Personnel costs

Personnel costs include expenses related to wages and salaries for Zegna’s employees, social and pension contributions, severance indemnities, uniforms, benefits and other payroll expenses.

The following table sets forth personnel costs for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2020	2019	2018	2020 vs. 2019%		2019 vs. 2018%
Personnel costs	(282,659)	(331,944)	(320,662)	49,285	(14.8)%	(11,282)	3.5%
Personnel costs as % of Revenues	(27.9)%	(25.1)%	(27.1)%

2020 compared to 2019

Personnel costs for the year ended December 31, 2020 amounted to €282,659 thousand, a decrease of €49,285 thousand or 14.8%, compared to €331,944 thousand for the year ended December 31, 2019.

The decrease in personnel costs in 2020 compared to 2019 was primarily attributable to (i) €40,231 thousand of decreased compensation and benefits, primarily due to the actions taken in response to COVID-19, including the impact of furlough and other temporary layoff measures taken at our DOSs, cuts on senior and mid-level manager salaries and permanently reduced headcount in certain business functions; and (ii) €3,468 thousand of decreased costs for uniforms (due to a uniform restyling initiative implemented in 2019 and to the reduced use of uniforms during the store closures resulting from the COVID-19 pandemic in 2020); partially offset by (iii) higher severance costs due to the reorganization of certain headquarter services, the permanent closure of some stores in Italy and the reduction of capacity at a plant in Spain.

Personnel costs as a percentage of revenues increased from 25.1% in 2019 to 27.9% in 2020 mainly due to lower overall sales, partially offset by the cost-reduction measures described above.

2019 compared to 2018

Personnel costs for the year ended December 31, 2019 amounted to €331,944 thousand, an increase of €11,282 thousand or 3.5%, compared to €320,662 thousand for the year ended December 31, 2018.

The increase in personnel costs in 2019 compared to 2018 was primarily attributable to (i) €5,141 thousand of increased costs for uniforms, due to a uniform restyling initiative implemented in 2019; (ii) higher wages and salaries of €9,502 thousand as the result of the consolidation of Thom Browne and Dondi (respectively from December 2018 and September 2019); partially offset by (iii) a decrease in severance indemnities of €2,370 thousand, mainly as a result of certain restructuring actions relating to the supply chain of the Zegna segment in 2018.

Personnel costs as a percentage of revenues decreased from 27.1% in 2018 to 25.1% in 2019 mainly due to the contribution of the Thom Browne segment, which was consolidated from December 2018 and has a higher proportion of outsourced activities and therefore a lower proportion of personnel costs compared to revenues than the Zegna segment.

Depreciation, amortization and impairment of assets

Depreciation, amortization and impairment of assets consist of depreciation and amortization expenses related to property, plant and equipment, investment property, right-of-use assets and intangible assets (therefore excluding goodwill and brands). These costs are depreciated or amortized over their useful life. Impairment of assets includes impairments of right-of-use assets, property, plant and equipment and intangible assets. Following the Disposition (as defined in “—Key Factors Affecting Zegna’s Financial Condition and Results of Operations” above), certain assets previously owned by Zegna will be leased from third parties, resulting in a decrease of depreciation of property, plant and equipment that is expected to be substantially offset by an increase in amortization of right-of-use assets. For additional information on the Disposition please see the sections entitled “—Key Factors Affecting Zegna’s Financial Condition and Results of Operations—Disposition of certain businesses” and “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus.

The following table sets forth a breakdown of depreciation, amortization and impairment of assets for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2020	2019	2018	2020 vs. 2019%		2019 vs. 2018%
Depreciation and amortization	(166,205)	(168,210)	(154,402)	2,005	(1.2)%	(13,808)	8.9%
Impairment of assets	(19,725)	(8,858)	(6,186)	(10,867)	122.7%	(2,672)	43.2%
Depreciation, amortization and impairment of assets	(185,930)	(177,068)	(160,588)	(8,862)	5.0%	(16,480)	10.3%
Depreciation and amortization as % of Revenues	(16.4)%	(12.7)%	(13.1)%
Impairment of assets as % of Revenues	(1.9)%	(0.7)%	(0.5)%
Depreciation, amortization and impairment of assets as % of Revenues	(18.3)%	(13.4)%	(13.6)%

2020 compared to 2019

Depreciation, amortization and impairment of assets for the year ended December 31, 2020 amounted to €185,930 thousand, an increase of €8,862 thousand or 5.0% compared to €177,068 thousand for the year ended December 31, 2019.

The increase in depreciation, amortization and impairment of assets in 2020 compared to 2019 was primarily attributable to (i) higher impairment of right-of-use assets of €7,736 thousand compared to 2019 and (ii) higher impairment of property, plant and equipment of €3,194 thousand compared to 2019; partially offset by (iii) lower amortization of intangible assets, and (iv) lower amortization of right-of-use assets as certain lease agreements in Hong Kong stores were renegotiated from fixed payments to variable payments and therefore not capitalized as right-of-use assets.

Impairment of right-of-use assets in 2020 was €15,716 thousand compared to €7,980 thousand in 2019, while impairment of property, plant and equipment in 2020 was €4,011 thousand compared to €817 thousand in 2019; the increase is mainly related to the early termination of leases in Japan and Italy in 2020, and in smaller proportion to the impairment for leases in Hong Kong (due to lowered expectations on stores’ profitability related to political unrest started in 2019 and travel restrictions following COVID-19 outbreak) and other regions. Rent reductions negotiated with landlords in 2020 due to COVID-19 are accounted for in purchased, outsourced and other costs, as permitted by the amendment to IFRS 16 on COVID-19 rent concessions.

Depreciation, amortization and impairment of assets as a percentage of revenues increased from 13.4% in 2019 to 18.3% in 2020 due to (i) increase in 2020 impairment of assets and (ii) revenues decline in 2020 compared to 2019.

2019 compared to 2018

Depreciation, amortization and impairment of assets for the year ended December 31, 2019 amounted to €177,068 thousand, an increase of €16,480 thousand or 10.3%, compared to €160,588 thousand for the year ended December 31, 2018.

The increase in depreciation, amortization and impairment of assets in 2019 compared to 2018 was primarily attributable to (i) to the impact of the Thom Browne segment (consolidated since December 2018) and from the consolidation of Dondi since September 2019, (ii) higher impairment of right-of-use assets in 2019 of €5,628 thousand compared to 2018 mainly on Hong Kong stores due to political unrest in mid-2019 that is expected to lower future profitability of these stores, partially offset by (iii) lower impairment of property, plant and equipment in 2019 of €2,888 thousand compared to 2018 mostly related to the impairment of a US Store in New York in 2018 and (iv) lower amortization of intangible assets.

Write downs and other provisions

Costs for write downs and other provisions mainly include the bad-debt provision on current receivables, impairment of held for sale assets, and accruals for legal expenses. They also include the alignment to the fair value of assets and liabilities held for sale.

The following table sets forth write downs and other provisions for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2020	2019	2018	2020 vs. 2019%		2019 vs. 2018%
Write downs and other provisions	(6,178)	(1,017)	725	(5,161)	507.5%	(1,742)	n.m.	(*)
Personnel costs as % of Revenues	(0.6)%	(0.1)%	0.1%

(*)	Throughout this section “n.m.” means not meaningful.

2020 compared to 2019

Write downs and other provisions for the year ended December 31, 2020 amounted to €6,178 thousand, an increase of €5,161 thousand, compared to €1,017 thousand for the year ended December 31, 2019.

The increase in write downs and other provisions in 2020 compared to 2019 was primarily attributable to (i) a provision for legal expenses relating to a lease agreement in the United Kingdom of €3,000 thousand, and (ii) higher provisions of €2,909 thousand for bad-debts mainly due to an increase in overdue payments from third-party customers during the COVID-19 pandemic.

2019 compared to 2018

Write downs and other provisions for the year ended December 31, 2019 amounted to €1,017 thousand compared to negative €725 thousand for the year ended December 31, 2018.

The change in write downs and other provisions in 2019 compared to 2018 was primarily attributable to an increase in the provision for restoration obligations for leased stores.

Other operating costs

Other operating costs include indirect taxes, gifts and donations, bank fees, travel expenses, stationary and similar materials, losses and gains on disposals of assets, penalties and other expenses.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2020	2019	2018	2020 vs. 2019%		2019 vs. 2018%
Other operating costs	(30,399)	(49,034)	(37,628)	18,635	(38.0)%	(11,406)	30.3%
Other operating costs as % of Revenues	(3.0)%	(3.7)%	(3.2)%

2020 compared to 2019

Other operating costs for the year ended December 31, 2020 amounted to €30,399 thousand, a decrease of €18,635 thousand or 38.0%, compared to €49,034 thousand for the year ended December 31, 2019.

Costs for gifts, associations and donations in 2020 amounted to €10,834 thousand compared to €12,338 thousand in 2019, and included donations for €4,482 thousand to support the efforts against the spread of COVID-19.

The decrease in other operating costs in 2020 compared to 2019 was primarily attributable to (i) a decrease of €11,231 thousand in travel expenses driven by reduced travel as a result of the COVID-19 pandemic, (ii) lower bank fees of €3,381 thousand, (iii) reduced contributions to Fondazione Zegna in 2020 of €799 thousand (from €999 thousand in 2019 to €200 thousand in 2020), and (iv) a decrease in indirect taxes of €2,941 thousand.

2019 compared to 2018

Other operating costs for the year ended December 31, 2019 amounted to €49,034 thousand, an increase of €11,406 thousand or 30.3%, compared to €37,628 thousand for the year ended December 31, 2018.

The increase in other operating costs in 2019 compared to 2018 was primarily attributable to (i) an increase in travel expenses of €3,103 thousand, and (ii) an increase in indirect taxes of €1,121 thousand, and (iii) a decrease in gains on disposal of assets, primarily attributable to a gain of €7,867 thousand recognized in 2018 following the disposal of a building in Paris, compared to a loss recognized in 2019, partially offset by (iv) a decrease of €1,110 thousand of costs for gifts, associations and donations compared to 2018.

Financial income and financial expenses

Financial income and financial expenses primarily include the effects of fair value changes on put options owned by non-controlling interests in Zegna’s investments in the Thom Browne Group, the Gruppo

Dondi S.p.A. and Lanificio Ermenegildo e Figli S.p.A., and put options on cash-settled share-based payments, as well as income and expenses relating to Zegna’s financial assets, the costs of hedging and derivatives, and interest income and expenses on financial assets and liabilities.

The following tables set forth financial income and financial expenses for the years ended December 31, 2020, 2019 and 2018:

For the years ended December 31,	Increase/(Decrease)
(€ thousands, except percentages)	2020	2019	2018	2020 vs. 2019%	2019 vs. 2018%
Financial income	34,352	22,061	23,220	12,291	55.7%	(1,159)	(5.0)%
Financial income as % of Revenues	3.4%	1.7%	2.0%

For the years ended December 31,	(Increase)/Decrease
(€ thousands, except percentages)	2020	2019	2018	2020 vs. 2019%	2019 vs. 2018%
Financial expenses	(48,072)	(37,492)	(45,196)	(10,580)	28.2%	7,704	(17.0)%
Financial expenses as % of Revenues	(4.7)%	(2.8)%	(3.8)%

2020 compared to 2019

Financial income for the year ended December 31, 2020 amounted to €34,352 thousand, an increase of €12,291 thousand or 55.7%, compared to €22,061 thousand for the year ended December 31, 2019. The increase in financial income in 2020 compared to 2019 was primarily attributable to (i) the waiver by Zegna’s CEO of an option to sell back to Zegna 25,988 ordinary shares, which had been granted to him under his incentive plan, and (ii) the decrease of fair value of Lanificio Ermenegildo Zegna e Figli S.p.A. option, partially offset by (iii) lower financial income from fixed-income securities, financial loans and other financial assets.

Financial expenses for the year ended December 31, 2020 amounted to €48,072 thousand, an increase of €10,580 thousand or 28.2%, compared to €37,492 thousand for the year ended December 31, 2019. The increase in financial expenses in 2020 compared to 2019 was primarily attributable to (i) the increase of the fair value of Thom Browne Inc. and Gruppo Dondi S.p.A. options, (ii) the increase of Fixed-Income securities expenses compared to 2019 with some financial assets reducing their fair value not recovering from markets drop occurred in March 2020, following COVID-19 outbreak, partially offset by (iii) lower hedging operations expenses of €4,670 thousand primarily due to lower hedged volume compared to 2019 as a consequence of the expected revenues decline related to COVID-19, (iv) lower interest expenses on bank loans and overdrafts of €1,483 thousand primarily due to lower average debt and lower interest rates compared to 2019 and (v) lower lease liabilities financial expenses of €907 thousand.

2019 compared to 2018

Financial income for the year ended December 31, 2019 amounted to €22,061 thousand, a decrease of €1,159 thousand or 5.0%, compared to €23,220 thousand for the year ended December 31, 2018. The decrease in financial income in 2019 compared to 2018 was primarily attributable to (i) lower income from hedging operations for €1,558 compared to 2018 (a gain of €1,936 thousand was recorded in 2018 related to the purchase of Thom Browne Inc.), (ii) lower income from interest on other financial assets and (iii) on derivative financial instruments, partially offset by (iv) higher income from fixed-income securities of €4,661 thousand compared to 2018 driven by a recovery in the markets following the drop that occurred in fourth quarter of 2018.

Financial expenses for the year ended December 31, 2019 amounted to €37,492 thousand, a decrease of €7,704 thousand or 17.0%, compared to €45,196 thousand for the year ended December 31, 2018. The decrease in financial expenses in 2019 compared to 2018 was primarily attributable to (i) lower expenses on fixed-income securities of €14,555 thousand compared to 2018 which was severely affected by market drop in the fourth quarter partially offset by (ii) higher expenses on hedging operations of €3,395 thousand due to higher hedged volumes on U.S. Dollar and Chinese Renminbi, (iii) by financial charges on options of €4,046 thousand compared to 2018 and (iv) higher lease liabilities financial expenses of €788 thousand also related to Thom Browne consolidation starting from December 2018.

Exchange gains/(losses)

Exchange gains/(losses) include realized gains and losses on exchange differences and on fair value adjustments of derivatives and the effects of exchange rates from the remeasurement of options.

The following table sets forth exchange gains/(losses) for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2020	2019	2018	2020 vs. 2019%		2019 vs. 2018%
Exchange gains/(losses)	13,455	(2,441)	1,040	15,896	n.m.	(3,481)	n.m.
Exchange gains/(losses) as % of Revenues	1.3%	(0.2)%	0.1%

2020 compared to 2019

Exchange gains for the year ended December 31, 2020 amounted to €13,455 thousand compared to exchange losses of €2,441 thousand for the year ended December 31, 2019. The change in exchange gains in 2020 compared to 2019 was primarily attributable to an exchange gain on the Thom Browne, Inc. option of €14,171 thousand compared to a €3,163 thousand exchange loss in 2019 due to Euro appreciation against the US dollar going from 1.123 for the year ended December 31, 2019 to 1.227 for the year ended December 31, 2020.

2019 compared to 2018

Exchange losses for the year ended December 31, 2019 amounted to €2,441 thousand compared to exchange gains of €1,040 thousand for the year ended December 31, 2018. The change in exchange gains in 2019 compared to 2018 was primarily attributable to (i) an exchange loss of €3,163 thousand on the Thom Browne, Inc. option related to Euro depreciation against the US dollar going from 1.145 for the year ended December 31, 2018 to 1.123 for the year ended December 31, 2019.

Result and impairments of investments accounted for using the equity method

Result and impairments of investments accounted for using the equity method includes Zegna’s share of income and loss, as well as impairments, related to our investments recorded under the equity method of accounting.

The following table sets forth the results and impairments of investments accounted for using the equity method for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2020	2019	2018	2020 vs. 2019%		2019 vs. 2018%
Result from investments accounted for using the equity method	(4,205)	(1,534)	(1,056)	(2,671)	174.1%	(478)	45.3%
Impairments of investments accounted for using the equity method	(4,532)	—	(2,900)	(4,532)	n.m.	2,900	n.m.
Result and impairments of investments accounted for using the equity method as % of Revenues	(0.9)%	(0.1)%	(0.3)%

2020 compared to 2019

Result from investments accounted for using the equity method for the year ended December 31, 2020 amounted to a loss of €4,205 thousand, an increase of €2,671 thousand or 174.1%, compared to €1,534 thousand for the year ended December 31, 2019. Impairments of investments accounted for using the equity method for the year ended December 31, 2020 amounted to €4,532 thousand compared to zero for the year ended December 31, 2019.

The negative result increase in 2020 compared to 2019 was primarily attributable to (i) €4,532 thousand impairment loss on Tom Ford International LLC participation (compared to nil in 2019) and (ii) €4,232 thousand of share of equity accounted investment losses on Tom Ford International LLC in 2020 compared to a €1,902 thousand loss in 2019.

2019 compared to 2018

Result from investments accounted for using the equity method for the year ended December 31, 2019 amounted to a loss of €1,534 thousand, an increase of €478 thousand or 45.3%, compared to a loss of €1,056 thousand for the year ended December 31, 2018. Impairments of investments accounted for using the equity method were zero for the year ended December 31, 2019 compared to €2,900 thousand for the year ended December 31, 2018 (relating to the investment in Tom Ford International LLC).

The reduction of losses of impairments of investments accounted for using the equity method in 2019 compared to 2018 was primarily attributable to (i) the impairment loss on the investment in Tom Ford International LLC in 2018 of €2,900 thousand and (ii) €368 thousand share of equity accounted investment income on Pelleteria Tizeta S.r.l. (€298 thousand in 2018), partially offset by (iii) €1,902 thousand share of equity accounted investment loss on Tom Ford International LLC (€1,355 thousand in 2018).

Income taxes

Income taxes include the current taxes on the results of Zegna’s operations and any changes in deferred income taxes.

The following table sets forth income taxes for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2020	2019	2018	2020 vs. 2019%		2019 vs. 2018%
Income taxes	(14,983)	(43,794)	(29,395)	28,811	(65.8)%	(14,399)	49.0%
Income taxes as % of (Loss)/Profit before taxes	(47.5)%	63.3%	42.0%

2020 compared to 2019

Income taxes for the year ended December 31, 2020 amounted to €14,983 thousand, a decrease of €28,811 thousand or 65.8%, compared to €43,794 thousand for the year ended December 31, 2019.

The decrease in income taxes in 2020 compared to 2019 was primarily attributable to the decrease in profit before taxes as a result of the COVID-19 pandemic as well as the other factors that affected the results of operations as described above.

In order to facilitate the understanding of income tax expense, the Italian Regional Income Tax (“IRAP”), is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. The applicable IRAP rate was 5.57 percent for each of the years ended December 31, 2020, 2019 and 2018. Zegna’s theoretical tax rate was 24% for the three-year period 2018-2020.

The effective tax rate net of IRAP was -43.8% for 2020 compared to 60.1% percent for 2019 (total effective tax rate of -47.5% percent and 63.3% percent for 2020 and 2019, respectively). For 2020 the difference between the theoretical tax rate and the effective tax rate net of IRAP is primarily attributable to (i) deferred tax assets not recognized of €25,727 thousand, mainly related to tax losses of certain subsidiaries of the Group, (ii) non-deductible costs of €10,353 thousand, (iii) withholding tax on earnings of €6,221 thousand, partially offset by (iv) differences between foreign tax rates and the theoretical applicable tax rate and tax holidays of €20,321 thousand. For 2019 the difference between the theoretical tax rate and the effective tax rate net of IRAP is primarily attributable to (i) deferred tax assets not recognized of €9,386 thousand, mainly related to tax losses of certain subsidiaries of the Group, (ii) non-deductible costs of €7,349 thousand, (iii) withholding tax on earnings of €5,366 thousand, and (iv) differences between foreign tax rates and the theoretical applicable tax rate and tax holidays of €3,177 thousand.

The change in the effective tax rate net of IRAP is primarily attributable to the deferred tax assets not recognized and the differences between foreign tax rates and the theoretical tax rate.

2019 compared to 2018

Income taxes for the year ended December 31, 2019 amounted to €43,794 thousand, an increase of €14,399 thousand or 49.0% compared to €29,395 thousand for the year ended December 31, 2018.

The increase in income taxes in 2019 compared to 2018 was primarily attributable to (i) an increase in profit before taxes, (ii) higher deferred tax assets not recognized, and (iii) a favorable tax impact recognized in 2018 following the Thom Browne Inc. acquisition.

Income taxes as a percentage of (Loss)/Profit before taxes increased from (42.0)% in 2018 to (63.3)% in 2019. The effective tax rate net of IRAP increased to 60.1% for 2019 compared to 38.7% percent for 2018 (total effective tax rate of 63.3% percent and 42.0% percent for 2019 and 2018, respectively). For 2019 the difference between the theoretical tax rate and the effective tax rate net of IRAP is primarily attributable to the effects described above. For 2018 the difference between the theoretical tax rate and the effective tax rate net of IRAP is primarily attributable to (i) non-deductible costs of €8,180 thousand, (ii) deferred tax assets not recognized of €7,051 thousand, (iii) withholding tax on earnings of €4,958 thousand, partially offset by (iv) differences between foreign tax rates and the theoretical applicable tax rate and tax holidays     of €7,716 thousand.

The change in the effective tax rate net of IRAP is primarily attributable to the effects described above.

Results by Segment

The following tables set forth revenues and Adjusted EBIT by segment for the years ended December 31, 2020, 2019 and 2018:

	Revenues
	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2020	2019	2018	2020 vs. 2019%		2019 vs. 2018%
Zegna segment	843,318	1,165,911	1,163,519	(322,593)	(27.7)%	2,392	0.2%
Thom Browne segment	179,794	161,200	19,059	18,594	11.5%	142,141	n.m.
Eliminations	(8,379)	(5,784)	(15)	(2,595)	44.9%	(5,769)	n.m.

Total	1,014,733	1,321,327	1,182,563	(306,594)	(23.2)%	138,764	11.7%

	Adjusted EBIT
	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2020	2019	2018	2020 vs. 2019%		2019 vs. 2018%
Zegna segment	(8,981)	91,385	104,358	(100,366)	(109.8)%	(12,973)	(12.4)%
Thom Browne segment	28,994	15,889	910	13,105	82.5%	14,979	n.m.

Total	20,013	107,274	105,268	(87,261)	(81.3)%	2,006	n.m.

The following is a discussion of revenues and Adjusted EBIT for each segment for the year ended December 31, 2020 as compared to the year ended December 31, 2019 and for the year ended December 31, 2019 as compared to the year ended December 31, 2018.

Zegna Segment

The following table sets forth revenues and Adjusted EBIT for the Zegna segment for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2020	2019	2018	2020 vs. 2019%		2019 vs. 2018%
Revenues	843,318	1,165,911	1,163,519	(322,593)	(27.7)%	2,392	0.2%
Adjusted EBIT	(8,981)	91,385	104,358	(100,366)	(109.8)%	(12,973)	(12.4)%

Revenues

Revenues for the year ended December 31, 2020 amounted to €843,318 thousand, a decrease of €322,593 thousand or 27.7% compared to €1,165,911 thousand for the year ended December 31, 2019.

The decrease in revenues was primarily attributable to (i) lower sales across all product lines and all regions as compared to the prior year, reflecting the adverse impact of COVID-19 in terms of temporary store closures related to Government restrictions, and lower demand of Zegna branded and Textile products partially offset by a steady recovery recorded in the DTC channel in the Greater China Region in the second half of 2020.

Revenues for the year ended December 31, 2019 amounted to €1,165,911 thousand, an increase of €2,392 thousand or 0.2% compared to €1,163,519 thousand for the year ended December 31, 2018.

The increase in revenues was primarily attributable to (i) an increase in sales of Zegna Branded Products in the DTC channel and (ii) an increase in sales of Zegna Branded Products in the Greater China region even though severely affected by a significant decline in DTC sales in Hong Kong area due to the protests started in mid-2019, and (iii) the consolidation of Dondi since September 2019, and partially offset by (iv) a decrease in revenues from EMEA and North America, also due to the closure of certain non-performing stores (including a store in London, one in Short Hills and one in Las Vegas) and to the reduction in Zegna Branded Products’ wholesale channel.

Adjusted EBIT

Adjusted EBIT for the year ended December 31, 2020 amounted to a negative value of €8,981 thousand, a decrease of €100,366 thousand compared to €91,385 thousand for the year ended December 31, 2019.

The decrease in Adjusted EBIT was primarily attributable to: (i) lower revenues and inefficiencies due to the impact of COVID-19, partially offset by (ii) cost reduction initiatives to address the COVID-19 crisis such as decreased personnel costs (reduced cost for compensation and benefits including the impact of furlough and other temporary layoff measures taken at our DOSs, cuts on senior and mid-level manager salaries, reduced headcount and access to government aid), decrease of purchased, outsourced and other costs and other operating costs (savings resulting from rent reductions negotiated with landlords and other cost reductions in advertising and marketing and travel expenses) as well as a reduction in cost for raw materials and consumables as a direct consequence of sales decline.

Adjusted EBIT for the year ended December 31, 2019 amounted to €91,385 thousand, a decrease of €12,973 thousand or 12.4% compared to €104,358 thousand for the year ended December 31, 2018.

The decrease in Adjusted EBIT was primarily attributable to (i) higher costs, including the additional contribution of Dondi which was consolidated starting from September 2019, only partially offset by the increase of revenues of €2,392 thousand (which includes the contribution of Dondi) compared to 2018.

The Company recognized impairment of property, plant and equipment and right-of-use assets of €19,725 thousand, €8,858 thousand and €6,186 thousand for the years ended December 31, 2020, 2019 and 2018, respectively, and severance indemnities and provisions for severance expenses of €12,308 thousand, 9,777 thousand and €12,148 thousand for the years ended December 31, 2020, 2019 and 2018, respectively, all related to the Zegna segment.

Thom Browne Segment

The following table sets forth revenues and Adjusted EBIT for the Thom Browne segment for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2020	2019	2018	2020 vs. 2019%		2019 vs. 2018%
Revenues	179,794	161,200	19,059	18,594	11.5%	142,141	n.m.
Adjusted EBIT	28,994	15,889	910	13,105	82.5%	14,979	n.m.

Revenues

Revenues for the year ended December 31, 2020 amounted to €179,794 thousand, an increase of €18,594 thousand or 11.5% compared to €161,200 thousand for the year ended December 31, 2019.

The increase in revenues was primarily attributable to (i) DTC channel driven by new store openings (both for stores opened in 2020 and for the full year effect of new stores opened in 2019), E-Commerce relevant increase and organic growth in Greater China, partially offset by (ii) wholesale channel decline due to deliveries of Spring Summer 2021 Pre-Collection partially shifted from fourth quarter of 2020 to first quarter of 2021.

Revenues for the year ended December 31, 2019 amounted to €161,200 thousand, an increase of €142,141 thousand compared to €19,059 thousand for the year ended December 31, 2018. The increase in revenues was attributable to the consolidation of Thom Browne starting from December 2018.

Adjusted EBIT

Adjusted EBIT for the year ended December 31, 2020 amounted to €28,994 thousand, an increase of €13,105 thousand compared to €15,889 thousand for the year ended December 31, 2019.

The increase in Adjusted EBIT was primarily attributable to: (i) higher revenues of €18,594 thousand compared to 2019, (ii) the impact of €8,228 thousand recognized in the statement of profit and loss in 2019 relating to the purchase price step up of the fair value of inventory in 2019 as part of the purchase price accounting of the Thom Browne acquisition, and partially offset by (iii) cost increase related to DTC network expansion (ten new store openings in 2020, following thirteen new stores opened in 2019).

Adjusted EBIT for the year ended December 31, 2019 amounted to €15,889 thousand, an increase of €14,979 thousand compared to €910 thousand for the year ended December 31, 2018. The increase was directly related to the fact that Thom Browne was consolidated starting from December 2018. The impact recognized in the statement of profit and loss relating to the purchase price step up of the fair value of inventory (as part of the purchase price accounting of the Thom Browne acquisition) was €8,228 thousand in 2019 compared to €3,343 thousand in 2018.

Liquidity and Capital Resources

Overview

Zegna’s principal sources of liquidity are cash flows from operations, borrowings available under bank credit lines and other forms of indebtedness, as well as available cash and cash equivalents. Zegna requires liquidity in order to meet its obligations and fund its business. Short-term liquidity is required to fund ongoing cash requirements, including to purchase raw materials, consumables and goods for production, as well as to fund costs for services and other expenses. In addition to its general working capital and operational needs, Zegna uses significant amounts of cash for the following purposes: (i) capital expenditures to support its existing and future commercial network and production facilities (ii) principal and interest payments under its financial obligations, (iii) acquisitions, and (iv) returns of capital, including share repurchases and other corporate activities. Zegna makes capital investments primarily related to the opening of new stores or the renovation of existing stores, as well as initiatives to adapt its production facilities to emerging needs. In connection with the COVID-19 crisis, Zegna has taken several measures to preserve its liquidity as described above (see “ —Key Factors Affecting Results of Operations”). Zegna believes its cash generation together with its available liquidity will be sufficient to meet its obligations and fund its business and capital expenditures for the foreseeable future.

Cash Flows

The following table summarizes the cash flows provided by/used in operating, investing and financing activities for each of the years ended December 31, 2020, 2019 and 2018. Refer to the consolidated cash flows statement and accompanying notes included elsewhere in this proxy statement/prospectus for additional information.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands)	2020	2019	2018	2020 vs 2019%		2019 vs 2018%
	Restated	Restated	Restated
Net cash flows from operating activities	70,906	174,122	192,765	(103,216)	(59.3)%	(18,643)	(9.7)%
Net cash flows from/(used in) investing activities	92,572	83,961	(334,546)	8,611	10.3%	418,507	(125.1)%
Net cash flows (used in)/from financing activities	(49,052)	(267,486)	131,868	218,434	(81.7)%	(399,354)	(302.8)%
Effects of exchange rate changes on cash and cash equivalents	(7,761)	1,698	(362)	(9,459)	(557.1)%	2,060	(569.1)%
Net increase/(decrease) in cash and cash equivalents	106,665	(7,705)	(10,275)	114,370	(1484.4)%	2,570	(25.0)%
Cash and cash equivalents at the beginning of the year	210,626	218,331	228,606	(7,705)	(3.5)%	(10,275)	(4.5)%
Cash and cash equivalents at end of the year	317,291	210,626	218,331	106,665	50.6%	(7,705)	(3.5)%

Net cash flows from operating activities

2020 compared to 2019

Net cash flows from operating activities decreased by €103,216 thousand to €70,906 thousand in 2020 from €174,122 thousand in 2019. The decrease was primarily attributable to (i) a decrease in profit/(loss) for the year prior to income taxes, financial income, financial expenses, exchange gains/losses and depreciation, amortization and impairment of assets, mainly driven by the adverse impacts of the COVID-19 pandemic, including the temporary suspension of production and stores closures mainly during the first half of 2020, (ii) higher inventories of €39,486 thousand in 2020 related to unsold stock due to COVID-19 adverse effect on Zegna sales (compared to an increase in inventories of €5,400 thousand in 2019), and (iii) lower trade payables including customer advances due to contraction of the activities, partially offset by (iv) decrease in trade receivables of €35,675 thousand in 2020, driven by lower revenue volumes especially in the wholesale channel, compared to an increase of €8,377 thousand in 2019.

2019 compared to 2018

Net cash flows from operating activities decreased by €18,643 thousand from €192,765 thousand in 2018 to €174,122 thousand in 2019. The decrease was primarily attributable to (i) lower trade payables including customer advances due to the timing of payables, (ii) the increase of indirect tax payments (recorded within changes in other operating assets and liabilities), and (iii) the increase in interest paid driven by an increase in borrowings following the Thom Browne acquisition, partially offset by (iv) an increase in profit/(loss) for the year prior to income taxes, financial income, financial expenses, exchange gains/losses and depreciation, amortization and impairment of assets, and (v) a decrease in cash absorbed from inventories.

Net cash flows from/(used in) investing activities

2020 compared to 2019

Net cash flows from investing activities increased by €8,611 thousand from €83,961 thousand in 2019 to €92,572 thousand in 2020. The increase was primarily attributable to (i) higher proceeds from disposals of non-current financial assets for €45,979 thousand driven by the full repayment in February 2020 of the loan granted to Tom Ford International LLC for a total of €40,824 thousand, including accrued interest, (ii) lower investments in property plant and equipment of €18,483 thousand as a result of Zegna’s measures to preserve liquidity in connection with COVID-19 pandemic, and (iii) lower cash outflows for business combinations of €7,091 thousand, driven by the impact of the acquisition of Dondi in 2019, and (iv) lower payments for purchases of non-current financial assets of €6,987 thousand, partially offset by (v) lower proceeds from disposals of current financial assets and derivative instruments for €74,221 thousand.

2019 compared to 2018

Net cash flows used in investing activities changed from €334,546 thousand in 2018 to net cash flows from investing activities of €83,961 thousand in 2019. The change was primarily attributable to (i) lower cash outflows for business combinations as Zegna purchased an 85% equity interest in Thom Browne, Inc. in 2018 for €337,013 thousand including cash and cash equivalent acquired, (ii) lower payments for acquisitions of current financial assets and derivative instruments of €85,996 thousand, and (iii) higher proceeds from disposals of current financial assets and derivative instruments for €36,302 thousand, partially offset by (iv) lower proceeds from disposals of property plant and equipment of €34,073 thousand mainly driven by the sale of a building in Paris in 2018.

Net cash flow (used in)/from financing activities

2020 compared to 2019

Net cash flows used in financing activities decreased by €218,434 thousand from €267,486 thousand in 2019 to €49,052 thousand in 2020. The decrease in cash flows used in financing activities was primarily attributable to (i) higher proceeds of borrowings of €134,511 thousand, (ii) lower repayments of borrowings of €51,822 thousand, (iii) lower payments for lease liabilities for €19,761 mainly as a result of lease renegotiation and rent concessions to face COVID-19 pandemic and (iv) €13,191 lower dividend payments as a measure to preserve Zegna group liquidity in connection with the COVID-19 pandemic.

2019 compared to 2018

Net cash flows used in financing activities was €267,486 thousand compared to net cash flows from financing activities of €131,868 thousand in 2018. The change was primarily attributable to (i) lower proceeds of borrowings of €344,302 thousand, related to loans granted to finance the acquisition of Thom Browne, Inc. in 2018 and (ii) higher repayments of borrowing of €55,036 thousand compared to 2018.

Capital Expenditure

Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.

The following table shows a breakdown of capital expenditure by category for each of the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,			Increase/(Decrease)
(€ thousands)	2020	2019	2018	2020 vs 2019%		2019 vs 2018%
Payments for property, plant and equipment	27,630	46,113	49,247	(18,483)	(40.1)%	(3,134)	(6.4)%
Payments for intangible assets	11,524	13,392	10,845	(1,868)	(13.9)%	2,547	23.5%

Capital expenditure	39,154	59,505	60,092	(20,351)	(34.2)%	(587)	(1.0)%

Capital expenditure for the years ended December 31, 2020, 2019 and 2018 was €39,154 thousand, €59,505 thousand and €60,092 thousand.

The majority of the Group’s capital expenditure investments are related to store network development (new store openings, store renewals or relocations, maintenance or franchising contributions) and were approximately €19 million, €39 million and €36 million for the years ended December 31, 2020, 2019 and 2018 respectively. The two most relevant investments in this area were (i) the opening of the new flagship store in New York which amounted to €9,154 thousand of which, €4,957 thousand for the year ended December 31, 2019 and €4,197 thousand for the year ended December 31, 2018 and (ii) the opening of the new flagship store in Paris which amounted to €3,903 thousand of which €2,145 thousand for the year ended December 31, 2020 and €1,758 thousand for the year ended December 31, 2019.

Other relevant investments are related to (i) the production area for both apparel and textile for approximately €5 million, €8 million and €14 million for the years ended December 31, 2020, 2019 and 2018 respectively, (ii) the information technology area for approximately €8 million, €9 million and €5 million for the years ended December 31, 2020, 2019 and 2018 respectively and (iii) the real estate area for approximately €5 million, €2 million and €2 million for the years ended December 31, 2020, 2019 and 2018 respectively.

The most relevant investments in information technology were related to a business transformation project focused on reviewing and evolving order to cash, logistics and distribution, retail operations and point-of-sale processes and amounted to €5,186 thousand, of which €2,513 thousand for the year ended December 31, 2020 and €2,674 thousand for the year ended December 31, 2019. This business transformation is still in progress at the date of this proxy statement/prospectus and additional investments will be required in future periods.

In the real estate area, the main investment is related to the renovation of owned building in 61W23rd street in New York which amounted to €4,432 thousand, of which €4,223 thousand for the year ended December 31, 2020 and €209 thousand for the year ended December 31, 2019. The company that owns such building will be divested as part of the Disposition.

Net Financial Indebtedness

Net Financial Indebtedness is defined as the sum of financial borrowings (current and non-current), derivative financial instruments and bonds and loans (recorded within other non-current financial liabilities in the consolidated statement of financial position), net of cash and cash equivalents, derivative financial instruments and other current financial assets. Net Financial Indebtedness is a non-IFRS measure. See “ —Non-IFRS Financial Measures” for important information on non-IFRS measures.

Zegna’s management believes that Net Financial Indebtedness is useful to monitor the level of net liquidity and financial resources available to Zegna. Zegna’s management believes this non-IFRS measure aids management, analysts and investors to analyze Zegna’s financial position and financial resources available, and to compare Zegna’s financial position and financial resources available with that of other companies.

The following table sets forth the calculation of Net Financial Indebtedness as of December 31, 2020 and 2019:

	At December 31,		Increase/(Decrease)
(€ thousands)	2020	2019	2020 vs 2019%
Non-current borrowings	558,722	514,263	44,459	8.6%
Current borrowings	106,029	106,029	—	—
Derivative financial instruments	13,192	14,255	(1,063)	(7.5)%
Other non-current financial liabilities (bonds and other)(*)	8,065	7,890	175	2.2%

Total borrowings, other financial liabilities and derivatives	686,008	642,437	43,571	6.8%

Cash and cash equivalents	317,291	210,626	106,665	50.6%
Derivative financial instruments	11,848	6,468	5,380	83.2%
Other current financial assets	350,163	434,905	(84,742)	(19.5)%

Total cash and cash equivalents, other current financial assets and derivatives	679,302	651,999	27,303	4.2%

Net Financial Indebtedness	(6,706)	9,562	(16,268)	(170.1)%

(*)

Includes only the bonds and other components of the “Other non-current financial liabilities” line item from the consolidated statement of financial position included in the Zegna Annual Consolidated Financial Statements, included elsewhere in this proxy statement/prospectus.

Net Financial Indebtedness amounted to €6,706 thousand at December 31, 2020 compared to Net Financial Indebtedness of (€9,562) thousand at December 31, 2019, reflecting a change of €(16,268) thousand that was the direct consequence of the business decline following COVID-19 outbreak since the first quarter of 2020 and partially limited thanks to measures Zegna put in place to preserve liquidity reducing expenses and investments. The change was mainly due to (i) an increase in non-current financial borrowings of €44,459 thousand and a decrease of €84,742 thousand of other current financial assets in 2020 compared to 2019, partially offset by a concurrent increase in cash and cash equivalents of €106,665 thousand including the repayment in February 2020 of a $45,000 thousand loan (corresponding to €40,824 thousand) granted by Zegna to Tom Ford International LLC.

The components of Net Financial Indebtedness are further explained below.

Borrowings

Zegna enters into and manages debt facilities centrally in order to satisfy the short and medium-term needs of each of its subsidiaries based on criteria of efficiency and cost-effectiveness. Zegna has historically entered into and maintained with a diversified pool of lenders a total amount of committed credit lines that is considered consistent with its needs and suitable to ensure at any time the liquidity needed to satisfy and comply with all of its financial commitments, as well as guaranteeing an adequate level of operational flexibility for any expansion programs.

The key terms of Zegna’s credit facilities and the amount outstanding at December 31, 2020 are shown in the table below, in thousands of Euros, unless otherwise indicated.

(€ thousands)	Interest rates (bps)	Amount	2021	2022	2023	2024	2025
Fixed	0.00%—0.90%	236,001	36,029	25,000	145,000	874	29,098
Variable	0.60%—1.48% (*)	428,750	70,000	82,500	136,250	130,000	10,000

Total		664,751	106,029	107,500	281,250	130,874	39,098

*	Represents the spread over the variable component of the interest rate, which is generally based on Euribor.

For additional information see Note 33—Borrowings to the Zegna Annual Consolidated Financial Statements, included elsewhere in this proxy statement/prospectus.

Debt covenants

Certain of Zegna’s borrowings are subject to financial covenants based on the ratio of net financial indebtedness to EBITDA, as well as negative pledges, pari passu, cross-default and change of control clauses. Failure to comply with these covenants may require Zegna to fully repay on demand the outstanding amounts. At December 31, 2020 and 2019 Zegna was in compliance with all covenants.

Derivative financial instruments

Zegna enters into certain derivative contracts in the course of its risk management activities, primarily to hedge the interest rate risk on its bank debt and the currency risk on sales made in currencies other than the Euro. Zegna only enters into these contracts for hedging purposes as Zegna’s financial management policy does not permit trading in financial instruments for speculative purposes. Derivative financial instruments meeting the hedge requirements of IFRS 9 are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting are recognized in profit or loss in the relevant reporting period. The interest rate and currency derivatives used by Zegna are over the counter (OTC) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as interest rate curves, foreign exchange rates, etc.) observable on the market (level 2 of the fair value hierarchy defined in IFRS 13). Derivatives are measured at fair value each reporting date by taking as a reference the applicable foreign currency exchange rates or the interest rates and yield curves observable at commonly quoted intervals.

At the reporting date, Zegna had outstanding hedges as detailed in the tables below:

	At December 31, 2020			At December 31, 2019
(€ thousands)	Notional Amount	Positive Fair Value	Negative Fair Value	Notional Amount	Positive Fair Value	Negative Fair Value
Foreign currency exchange risk
Forward contracts	347,679	11,848	(4,918)	352,253	6,468	(4,853)
Interest rate risk
Interest rate swaps	274,336	—	(5,515)	274,851	—	(5,142)

Total derivatives—Hedging	622,015	11,848	(10,433)	627,104	6,468	(9,995)
Stock index options	—	—	—	—	—	(15)
Elah Dufour Option	—	—	(2,759)	—	—	(4,245)

Total trading derivatives	—	—	(2,759)	—	—	(4,260)

Total derivatives instruments—Asset/(Liabilities)	622,015	11,848	(13,192)	627,104	6,468	(14,255)

For additional information see Note 26—Derivative financial instruments to the Zegna Annual Consolidated Financial Statements, included elsewhere in this proxy statement/prospectus.

Other non-current financial liabilities (bonds and other)

At December 31, 2020, bonds and other related to non-convertible debenture loans of €4,287 thousand, other loans granted by a minority shareholder of a Zegna subsidiary of €3,594 thousand, and other financial liabilities of €184 thousand. At December 31, 2019, bonds and other related to non-convertible debenture loans of €4,287 thousand, other loans granted by a minority shareholder of a Zegna subsidiary not wholly owned of €3,272 thousand, and other financial liabilities of €331 thousand.

Cash and Cash Equivalents

The table below sets forth the breakdown of Zegna’s cash and cash equivalents at December 31, 2020 and 2019.

	At December 31,		Increase/(Decrease)
(€ thousands)	2020	2019	2020 vs. 2019%
Cash on hand	535	494	41	8.3%
Bank balances	316,756	210,132	106,624	50.7%

Cash and cash equivalents	317,291	210,626	106,665	50.6%

Zegna may be subject to restrictions which limit its ability to use cash. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends. Zegna does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2020 amounted to €43,388 thousand (€40,014 thousand at December 31, 2019). Certain restrictions over cash also exist in Argentina; however, such restrictions do not significantly impact Zegna as cash held in Argentina amounted to €265 thousand at December 31, 2020 (€330 thousand at December 31, 2019).

Other current financial assets

The table below sets forth the breakdown of Zegna’s other current financial assets at December 31, 2020 and 2019.

	For the years ended December 31,		Increase/(Decrease)
(€ thousands)	2020	2019	2020 vs. 2019%
Fair value through profit and loss
Insurance contracts	107,188	176,575	(69,387)	(39.3)%
Fixed income	88,011	122,070	(34,059)	(27.9)%
Real estate funds	29,073	24,807	4,266	17.2%
Equity	24,843	15,261	9,582	62.8%
Non directional hedge funds	18,693	38,276	(19,583)	(51.2)%
Directional hedge funds	17,818	12,195	5,623	46.1%
Private equity	10,583	8,256	2,327	28.2%
Private debt	6,894	2,006	4,888	243.7%
Money market funds	19,223	10,254	8,969	87.5%

Total fair value through profit and loss	322,326	409,700	(87,374)	(21.3)%
Amortized cost or fair value through other comprehensive income
Floating income	22,663	19,879	2,784	14.0%
Fixed income	5,174	5,326	(152)	(2.9)%

Total amortized cost or fair value through other comprehensive income	27,837	25,205	2,632	10.4%

Total other current financial assets	350,163	434,905	(84,742)	(19.5)%

Off-Balance Sheet Arrangements

Zegna has provided a financial guarantee to Tom Ford International LLC (an associate of Zegna) in relation to its payment obligations under a bank loan for an amount of $7,500 thousand issued to Tom Ford International LLC in 2020 and maturing in March 2025. The guarantee was still effective as of the date of this proxy statement/prospectus and no amounts have been claimed under the guarantee.

Recent Developments

A summary of recent developments subsequent to the reporting date of the Zegna Annual Consolidated Financial Statements is provided below:

•	On January 14, 2021, Zegna sold 70% of its equity stake in Agnona S.r.l. to a related party and as a result Agnona was deconsolidated from the beginning of the year.

•

On February 23, 2021, Zegna’s subsidiary Italco, which primarily manages a production plant in Spain, reached an agreement with its workers to initiate a collective dismissal procedure. No decisions have been made yet regarding either the definitive cessation of activity after the current year or its continuation with reduced staff.

•

In May 2021 a project for the disposition of certain real estate properties and other assets was approved by the Board of Directors. During the third quarter of 2021, Zegna intends to complete the disposition of certain of its businesses, through the demerger to its existing shareholders of (i) its real estate business, consisting of Zegna’s subsidiary E.Z. Real Estate S.r.l., which directly and indirectly holds substantially all of Zegna’s real estate assets, as well as certain properties owned by Lanificio Ermenegildo Zegna e Figli S.p.A., including part of Lanificio Ermenegildo Zegna e Figli S.p.A.’s industrial building located in Valdilana and hydroelectric plants, and (ii) its 10% equity interest in Elah Dufour S.p.A. and certain related contractual rights and obligations. Most of the real estate properties directly or indirectly owned by E.Z. Real Estate S.r.l. are, and will continue to be, leased to Zegna. Following the Demerger, Zegna will continue to pay rent to E.Z. Real Estate S.r.l. or its relevant subsidiaries under the relevant lease agreements. With respect to Lanificio’s industrial building located in Valdilana that will form part of the Demerger, new arrangements will be put in place following the Demerger to ensure the continued use by Zegna of such property. In addition, following the Demerger Zegna will enter into arrangements governing the continuing relationship with Oasi Zegna, which are expected to contemplate the payment of approximately €2 million per year by Zegna for licensing and other services.

•

In May 2021 Zegna finalized an agreement for the purchase of a real estate property in London, England (previously 50% owned by Zegna) for a total consideration of £36,500 thousand (approximately €42,000 thousand). Such real estate property will be divested as part of the Disposition.

•	On June 1, 2021 the Group purchased an additional 5% of Thom Browne for a total consideration of USD 37,400 thousand (€30,653 thousand), following which the Group owns 90% of the Thom Browne group.

•

On June 4, 2021 Zegna purchased 60% of the shares of Tessitura Ubertino for consideration of €5,880 thousand. Additional consideration of up to €1,170 thousand is payable (50% in 2021 and 50% in 2022) subject to the results of the company.

•

On June 28, 2021 Adidas filed a lawsuit in the Southern District of New York for, inter alia, trademark infringement, unfair competition, dilution and various state claims, in connection with Thom Browne’s five color grosgrain ribbon and the four bands on sleeves and pants on its sporting goods, sportswear and athletic wear. Adidas claims these designs infringe the three stripe marks of adidas. The Group intends to vigorously defend against the claims.

•	On July 14, 2021 Zegna purchased 40% of the shares of Filati Biagioli Modesto for consideration of €282 thousand. Zegna has de facto control of the company.

•

On July 15, 2021 a “Senior Executive Agreement” was signed between the CEO of the Company and the Company, and approved by the Board of Directors. Based on such agreement, the cash-settled share-based payment obligation due to the CEO by the Company, which was recorded in the statement of financial position at December 31, 2020 for an amount of €16,120 thousand, was waived by the CEO. The impact of this agreement will be recognized in 2021.

•

On July 28, 2021 Zegna purchased an additional 10% interest in Lanificio Ermenegildo Zegna e Figli S.p.A. for a total consideration of €9,600 thousand to be paid by the end of 2021. Following such acquisition, Zegna owns 100% of Lanificio Ermenegildo Zegna e Figli S.p.A.

Critical Accounting Estimates

Zegna has selected accounting policies that it believes provide an accurate, true and fair view of its consolidated financial condition and results of operations. These accounting policies are applied in a consistent manner, unless stated otherwise, which will mainly be a result of the application of new accounting pronouncements. For a summary of all of Zegna’s significant accounting policies, refer to Note 3—Summary of significant accounting policies to the Zegna Annual Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

The preparation of consolidated financial statements in accordance with IFRS issued by the International Accounting Standards Board requires management to make estimates, judgments and assumptions in order to determine the carrying amounts of certain assets, liabilities, income and expense items, as well as certain amounts disclosed in the explanatory notes to the financial statements relating to contingent assets and liabilities. The estimates and assumptions used are those deemed by management to be the most pertinent and accurate in view of Zegna’s circumstances and past experience, based on elements that are known when the financial statements are prepared.

The estimates and underlying assumptions are reviewed periodically and continuously by Zegna’s management. If the items subject to estimates do not perform as assumed, then the actual results could differ from the estimates, which would require adjustment accordingly.

A description of the critical accounting policies which Zegna management believes have the most significant impact on its consolidated financial statements is provided below:

Impairment of non-current assets with definite useful lives

Non-current assets with definite useful lives include property, plant and equipment, investment property and intangible assets. Zegna periodically reviews the carrying amount of non-current assets with definite useful lives when events and circumstances indicate that an asset may be impaired. Impairment tests are performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. For additional information refer to Note 21—Property, plant and equipment to the Zegna Annual Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

The calculation of value in use for property, plant and equipment and right-of-use assets is most sensitive to the assumptions relating to discount rates, the growth rates used to extrapolate cash flows beyond the forecast period and the revenue compounded annual rate of growth (“CAGR”), which has been assessed taking into consideration the effects of the COVID-19 pandemic on the 2020 performance of the Group.

In 2020, in response to planning difficulties arising from the public health emergency, future retail and wholesale revenues were projected on the basis of a scenarios analysis that predicts a gradual return to pre-COVID-19 sales volumes with growth in line with the most recent industry forecasts published by third-party experts. The Group expects full recovery to pre-pandemic demand in European countries and most of Asian economies to take place not before mid-2022, except for China and Dubai whose recovery is already at pre-pandemic levels.

In 2020 impairment losses were recognized for DOS assets in the amount of €6,265 thousand, of which €3,473 thousand related to property, plant and equipment and €2,795 thousand related to right-of-use assets. The impairments are related to the Zegna Segment. Additionally, certain stores were impaired for an amount of €12,921 thousand due to anticipated store closings (relating to right-of-use assets) and for an amount of €539 thousand due to the alignment to the agreed transfer price (relating to property, plant and equipment).

Based on the impairment test performed over corporate assets for 2020, the headroom amounted to €808 million.

Recoverability of goodwill and brands with indefinite useful life

In accordance with IAS 36—Impairment of Assets, goodwill and brands with indefinite useful life are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired. The impairment test is performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount of the CGU is the higher of its fair value, less costs of disposal and its value in use. For additional information refer to Note 19 – Intangible assets to the Zegna Annual Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

In relation to goodwill, the main assumptions to calculate the recoverable amount are the following:

•	Terminal value: determined using the perpetuity method at a long-term growth rate which represents the present value, at the last year of projection, of all expected future cash flows;

•	The growth rate used to calculate the terminal value was 1.5%, which has been determined according to the diverging inflation and GDP outlook in related geographical areas;

•

The rate used to discount cash flows was calculated using the weighted average cost of capital (WACC). For the year ended December 31, 2020, the WACC used for discounting purposes ranged between 6.02% and 17.45% (between 6.24% and 17.00% at December 31, 2019). The WACC was calculated ad hoc for each CGU subject to impairment, considering the parameters specific to the geographical area: market risk premium and sovereign bond yield.

The calculation of value in use for all CGUs is most sensitive to the following assumptions:

•	Discount rates;

•	Growth rates used to extrapolate cash flows beyond the forecast period;

•	EBITDA growth rate over the explicit period of the business plan, which has been assessed taking into consideration the effects of the COVID-19 pandemic on the 2020 performance of the Group.

Based on the impairment test performed over goodwill for 2020, the headroom amounted to €430 million.

Based on the impairment test performed over intangible assets with an indefinite useful life, which relate to the Thom Browne brand, no impairment was recognized for the years ended December 31, 2020, 2019 and 2018.

Recoverability of deferred tax assets

The deferred tax assets are recognized on the premise that it is more likely than not that Zegna will be able to generate sufficient and suitable future taxable profits from which the reversal of the asset can be deducted. If Zegna is unable to generate sufficient taxable profits in certain jurisdictions, or if there is a significant change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, Zegna could be required to write-off any deferred tax assets, resulting in an increase in its effective tax rate and an adverse impact on future operating results.

For additional information refer to Note 17—Income taxes to the Zegna Annual Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

Derivatives

Fair value of derivatives not traded in an active market is determined using a mark-to-model valuation technique. Where active markets exist for its component parts, then fair value is determined on the basis of the relevant market prices for the component parts.

Zegna entered into some business combination agreements granting put options to non-controlling interests, for which recognizes a financial liability corresponding to the present value of the exercise price of the option. The liability is subsequently remeasured at fair value at the end of each period. For additional information refer to Note 34 — Other non-current financial liabilities to the Zegna Annual Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

Valuation techniques that are based on significant inputs that are observable are referred to as Level 2 valuations, while those based on techniques that use significant unobservable inputs are referred to as Level 3 valuations. Estimates and assumptions are made with the support of the corporate functions and, where appropriate, of independent specialists, and are regularly reviewed. For additional information refer to Note 26 – Derivative financial instruments to the Zegna Annual Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

Provisions for obsolete inventory

Since Zegna’s products are subject to market trends and changes in fashion trends, product inventories at the end of the season are subject to impairment. Specifically, the provision for obsolete inventory of finished products reflects management’s estimate of the expected impairment losses on the products of the collections of previous seasons, considering the ability to sell them through Zegna’s various distribution channels.

Generally, impairment assumptions involve percentages of impairment that become greater the older the collections are, so as to reflect the decline in selling prices in secondary channels (mainly outlets), and on the other hand, the decrease in the probability of selling them as time goes by.

The provision for obsolete raw materials reflects management’s estimates of the decline in the probability they will be used based on the calculation of slow-moving raw materials.

Provision for risks and charges

Zegna recognizes a liability when facing legal and tax disputes and lawsuits if it believes it is probable that they will require an outflow of financial resources and a reliable estimate can be made of the amount of the potential losses. Given the uncertainty surrounding the outcome of these proceedings, it is hard to reliably estimate the outflow of resources that will be required to settle them, therefore the amount of the provisions for legal and tax disputes may change as a result of future developments in the outstanding proceedings. Zegna monitors the status of ongoing lawsuits and proceedings and consults with its legal advisors as well as legal and tax experts.

Fair value estimates

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. IFRS 13—Fair Value Measurement (“IFRS 13”) establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

For additional information refer to the section “Information on financial risks” within Note 26— Derivative financial instruments to the Zegna Annual Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

Non-IFRS Financial Measures

Zegna’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), Net Financial Indebtedness and Trade Working Capital. Zegna’s management believes that these non-IFRS financial measures provide useful and relevant information regarding Zegna’s performance and improve their ability to assess financial performance and financial position. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which Zegna operates, the financial measures that Zegna uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Adjusted EBIT

Adjusted EBIT is defined as profit or loss before income taxes, financial income, financial expenses, exchange gains/(losses), result from investments accounted for using the equity method and impairments of investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, including donations granted during COVID-19 pandemic, legal expenses related to lease agreements, impairment losses on property plant and equipment and right-of-use assets, severance expenses and indemnities, impairment losses on held for sale assets and gains on disposal of property plant and equipment.

Zegna’s management uses Adjusted EBIT for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as it provides additional transparency to Zegna’s underlying operating performance. Zegna’s management believes this non-IFRS measure is useful because it excludes items that it does not believe are indicative of its underlying operating performance and allows it to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. Zegna’s management also believes that Adjusted EBIT is useful for analysts and investors to understand how management assesses its underlying operating performance on a consistent basis. Accordingly, management believes that Adjusted EBIT provides useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.

The following table sets forth a reconciliation of profit/(loss) for the year to Adjusted EBIT for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,			Increase/(Decrease)
(€ thousands)	2020	2019	2018	2020 vs 2019	2019 vs 2018
Profit/(Loss) for the year	(46,540)	25,439	40,514	(71,979)	(15,075)
Income taxes	14,983	43,794	29,395	(28,811)	14,399
Financial income	(34,352)	(22,061)	(23,220)	(12,291)	1,159
Financial expenses	48,072	37,492	45,196	10,580	(7,704)
Exchange gains/(losses)	(13,455)	2,441	(1,040)	(15,896)	3,481
Result from investments accounted for using the equity method	4,205	1,534	1,056	2,671	478
Impairments of investments accounted for using the equity method	4,532	—	2,900	4,532	(2,900)
Donations related to the COVID-19 pandemic(1)	4,482	—	—	4,482	—
Legal expenses related to a lease agreement(2)	3,000	—	—	3,000	—
Impairment of property, plant and equipment and right-of-use assets(3)	19,725	8,858	6,186	10,867	2,672
Severance indemnities and provision for severance expenses(4)	12,308	9,777	12,148	2,531	(2,371)
Impairment on held for sale assets(5)	3,053	—	—	3,053	—
Gains on disposal of property, plant and equipment(6)	—	—	(7,867)	—	7,867

Adjusted EBIT	20,013	107,274	105,268	(87,261)	2,006

(1)

In 2020, Zegna made donations of €4,482 thousand to charitable organizations in Italy and abroad to support initiatives related to the COVID-19 pandemic. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss.

(2)

In 2020, Zegna incurred €3,000 thousand for legal expenses related to a lease agreement in the UK. This amount is recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss.

(3)

Primarily includes impairments of right-of-use assets for €15,716 thousand, €7,980 thousand and €2,352 thousand and impairments of property, plant and equipment for €4,011 thousand, €817 thousand and €3,705 thousand for the years ended December 31, 2020, 2019 and 2018, respectively. In particular, the impairment of right-of-use assets and property, plant and equipment primarily relates to the impairment of leased and owned stores. The increase in impairment in 2020 was mainly due to the effects of the COVID-19 pandemic on Zegna’s operations.

(4)

Zegna incurred costs for severance indemnities of €12,308 thousand, €9,777 thousand and €12,148 thousand for the years ended December 31, 2020, 2019 and 2018. These amounts are recorded within the line item “personnel costs” in the consolidated statement of profit and loss.

(5)

In 2020, Zegna recognized impairment on held for sale assets of €3,053 thousand, of which €988 thousand is recorded within the line item “write downs and other provisions” and €2,065 thousand relates to the write down of inventories and is recorded within the line item “cost of raw materials and consumables” in the consolidated statement of profit and loss.

(6)	In 2018, Zegna benefited from a gain of €7,867 thousand on the disposal of a building in Paris, France.

Adjusted EBITDA

Adjusted EBITDA is defined as profit or loss before income taxes, financial income, financial expenses, exchange gains/(losses), depreciation, amortization and impairment of assets, result from investments accounted for using the equity method and impairments of investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, including donations granted during COVID-19 pandemic, legal expenses related to lease agreements, impairment losses on property plant and equipment and right-of-use assets, severance expenses and indemnities, impairment losses on held for sale assets and gains on disposal of property plant and equipment.

Zegna’s management uses Adjusted EBITDA to understand and evaluate Zegna’s underlying operating performance. Zegna’s management believes this non-IFRS measure is useful because it excludes items that it does not believe are indicative of its underlying operating performance and allows it to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. Accordingly, management believes that Adjusted EBITDA provides useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.

The following table sets forth the calculation of Adjusted EBITDA for the years ended December 31, 2020, 2019 and 2018 and provides a reconciliation of this non-IFRS measure to profit/(loss) for the year:

	For the years ended December 31,			Increase/(Decrease)
(€ thousands)	2020	2019	2018	2020 vs 2019	2019 vs 2018
Profit/(Loss) for the year	(46,540)	25,439	40,514	(71,979)	(15,075)
Income taxes	14,983	43,794	29,395	(28,811)	14,399
Financial income	(34,352)	(22,061)	(23,220)	(12,291)	1,159
Financial expenses	48,072	37,492	45,196	10,580	(7,704)
Exchange (gains)/losses	(13,455)	2,441	(1,040)	(15,896)	3,481
Depreciation, amortization and impairment of assets	185,930	177,068	160,588	8,862	16,480
Result from investments accounted for using the equity method	4,205	1,534	1,056	2,671	478
Impairments of investments accounted for using the equity method	4,532	—	2,900	4,532	(2,900)
Donations related to the COVID-19 pandemic(1)	4,482	—	—	4,482	—
Legal expenses related to a lease agreement(2)	3,000	—	—	3,000	—
Impairment of property, plant and equipment and right-of-use assets(3)	19,725	8,858	6,186	10,867	2,672
Severance indemnities and provision for severance expenses(4)	12,308	9,777	12,148	2,531	(2,371)
Impairment on held for sale assets(5)	3,053	—	—	3,053	—
Gains on disposal of property, plant and equipment(6)	—	—	(7,867)	—	7,867

Adjusted EBITDA	205,943	284,342	265,856	(78,399)	18,486

(1)

In 2020, Zegna made donations of €4,482 thousand to charitable organizations in Italy and abroad to support initiatives related to the COVID-19 pandemic. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss.

(2)

In 2020, Zegna incurred €3,000 thousand for legal expenses related to a lease agreement in the UK. This amount is recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss.

(3)

Primarily includes impairments of right-of-use assets for €15,716 thousand, €7,980 thousand and €2,352 thousand and impairments of property, plant and equipment for €4,011 thousand, €817 thousand and €3,705 thousand for the years ended December 31, 2020, 2019 and 2018, respectively. In particular, the impairment of right-of-use assets and property, plant and equipment primarily relates to the impairment of leased and owned stores. The increase in impairment in 2020 was mainly due to the effects of the COVID-19 pandemic on Zegna’s operations.

(4)

Zegna incurred costs for severance indemnities of €12,308 thousand, €9,777 thousand and €12,148 thousand for the years ended December 31, 2020, 2019 and 2018. These amounts are recorded within the line item “personnel costs” in the consolidated statement of profit and loss.

(5)

In 2020, Zegna recognized impairment on held for sale assets of €3,053 thousand, of which €988 thousand is recorded within the line item “write downs and other provisions” and €2,065 thousand relates to the write down of inventories and is recorded within the line item “cost of raw materials and consumables” in the consolidated statement of profit and loss.

(6)	In 2018, Zegna benefited from a gain of €7,867 thousand on the disposal of a building in Paris, France.

Net Financial Indebtedness

Net Financial Indebtedness is defined as the sum of financial borrowings (current and non-current), derivative financial instruments and bonds and loans (recorded within other non-current financial liabilities in the consolidated statement of financial position), net of cash and cash equivalents, derivative financial instruments and other current financial assets. Net Financial Indebtedness is a non-IFRS measure.

Zegna’s management believes that Net Financial Indebtedness is useful to monitor the level of net liquidity and financial resources available to Zegna. Zegna’s management believes this non-IFRS measure aids management, analysts and investors to analyze Zegna’s financial position and financial resources available, and to compare Zegna’s financial position and financial resources available with that of other companies.

The following table sets forth the calculation of Net Financial Indebtedness as of December 31, 2020 and 2019:

	At December 31,		Increase/(Decrease)
(€ thousands)	2020	2019	2020 vs 2019%
Non-current borrowings	558,722	514,263	44,459	8.6%
Current borrowings	106,029	106,029	—	—
Derivative financial instruments	13,192	14,255	(1,063)	(7.5)%
Other non-current financial liabilities (bonds and other)(*)	8,065	7,890	175	2.2%

Total borrowings, other financial liabilities and derivatives	686,008	642,437	43,571	6.8%

Cash and cash equivalents	317,291	210,626	106,665	50.6%
Derivative financial instruments	11,848	6,468	5,380	83.2%
Other current financial assets	350,163	434,905	(84,742)	(19.5)%

Total cash and cash equivalents, other current financial assets and derivatives	679,302	651,999	27,303	4.2%

Net Financial Indebtedness	(6,706)	9,562	(16,268)	(170.1)%

(*)

Includes only the bonds and other components of the “Other non-current financial liabilities” line item from the consolidated statement of financial position included in the Zegna Annual Consolidated Financial Statements, included elsewhere in this proxy statement/prospectus.

Net Financial Indebtedness amounted to €6,706 thousand at December 31, 2020 compared to Net Financial Indebtedness of (€9,562) thousand at December 31, 2019, reflecting a change of €(16,268) thousand that was the direct consequence of the business decline following COVID-19 outbreak since the first quarter of 2020 and partially limited thanks to measures Zegna put in place to preserve liquidity reducing expenses and investments. The change was mainly due to (i) an increase in non-current financial borrowings of €44,459 thousand and a decrease of €84,742 thousand of other current financial assets in 2020 compared to 2019, partially offset by a concurrent increase in cash and cash equivalents of €106,665 thousand including the repayment in February 2020 of a $45,000 thousand loan (corresponding to €40,824 thousand) granted by Zegna to Tom Ford International LLC.

For additional details on the components of Net Financial Indebtedness, see “—Liquidity and Capital Resources—Net Financial Indebtedness”.

Trade Working Capital

Trade Working Capital is defined as current assets less current liabilities adjusted for derivative assets and liabilities, tax assets and liabilities, cash and cash equivalents, assets and liabilities held for sale, borrowings, lease liabilities, and other assets and liabilities. Trade Working Capital is a non-IFRS measure.

Zegna’s management uses Trade Working Capital to understand and evaluate Zegna’s liquidity generation/absorption. Zegna’s management believes this non-IFRS measure is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Trade Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.

The following table sets forth the calculation of Trade Working Capital as of December 31, 2020 and 2019:

	At December 31,		Increase/(Decrease)
(€ thousands)	2020	2019	2020 vs 2019%
Current assets	1,239,156	1,246,625	(7,469)	(0.6)%
Current liabilities	(535,454)	(607,378)	71,924	(11.8)%
Working capital	703,702	639,247	64,455	10.1%
Less:
Derivative financial instruments	11,848	6,468	5,380	83.2%
Tax receivables	15,611	9,583	6,028	62.9%
Other current financial assets	350,163	434,905	(84,742)	(19.5)%
Other current assets	66,718	92,230	(25,512)	(27.7)%
Cash and cash equivalents	317,291	210,626	106,665	50.6%
Assets held for sale	17,225	—	17,225	n.m.
Current borrowings	(106,029)	(106,029)	—	—
Current lease liabilities	(92,842)	(102,516)	9,674	(9.4)%
Derivative financial liabilities	(13,192)	(14,255)	1,063	(7.5)%
Current provisions for risks and charges	(8,325)	(10,596)	2,271	(21.4)%
Tax liabilities	(33,362)	(35,777)	2,415	(6.8)%
Other current liabilities	(76,637)	(112,607)	35,970	(31.9)%
Liabilities held for sale	(16,725)	—	(16,725)	n.m.
Trade Working Capital	271,958	267,215	4,743	1.8%
of which trade receivables	138,829	178,222	(39,393)	(22.1)%
of which inventories	321,471	314,591	6,880	2.2%
of which trade payables and customer advances	(188,342)	(225,598)	(37,256)	(16.5)%

Trade Working Capital increased by €4,743 thousand from €267,215 thousand in 2019 to €271,958 thousand in 2020, related to (i) an increase in inventories of €6,880 thousand as a consequence of the higher levels of unsold stock partially compensated by an increase of inventory write-downs, (ii) a decrease of trade payables and customer advances of €37,256 related to the contractions of the activities, partially offset by (iii) lower trade receivables of €39,393 thousand directly related to lower volume of revenues in the wholesale channel.

Qualitative and Quantitative Information on Financial Risks

For a detailed description of Zegna’s financial risk factors and financial risk management, reference should be made to the “Information on financial risks” section within Note 26—Derivative financial instruments to the Zegna Annual Consolidated Financial Statements, included elsewhere in this proxy statement/prospectus.

New Standards, Amendments and Interpretations under IFRS

For a description of certain recently adopted, issued or proposed accounting standards which may impact Zegna’s consolidated financial statements in future reporting periods, refer to the sections “New Standards and Amendments issued by the IASB and applicable to the Ermenegildo Zegna Group from January 1, 2020” and “New standards, amendments and interpretations not yet effective” in Note 3—Summary of significant accounting policies to the Zegna Annual Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

BUSINESS OF IIAC AND CERTAIN INFORMATION ABOUT IIAC

General

IIAC is a blank check company, which was incorporated as a Cayman Islands exempted company on September 7, 2020. It was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. IIAC has generated no operating revenues to date and IIAC does not expect that it will generate operating revenues until it consummates its initial business combination.

IIAC Sponsor is an affiliate of Investindustrial, a leading investment firm that has a team of more than 150 professionals representing nineteen nationalities, based across offices in Switzerland, Spain, United Kingdom, United States, Luxembourg, and China, with €11 billion of raised fund capital. Investindustrial was founded in 1990 as an independent investment group with financial backing from the Bonomi family, with a view that the market lacked an investor with a long-term horizon coherent with the timing of industrial plans, to help build leaders with an active and industrially-driven approach. In more than 30 years of experience and under the leadership of Andrea C. Bonomi, founder and Chairman of the Industrial Advisory Board, Investindustrial has successfully invested in more than 70 portfolio companies, including Aston Martin, Avincis, Design Holding (B&B Italia, Flos, Louis Poulsen, YDesign), Knoll, Jacuzzi, Ducati, Euskaltel, Polynt-Reichhold and PortAventura.

Active ownership and operational improvement remain at the core of Investindustrial’s value-creation strategies, which typically focus on accelerating growth and profitability through supporting internationalization, implementation of operational efficiencies and/or execution of transformative build-ups. ESG principles are deeply embedded into Investindustrial’s core approach, being carbon neutral as a firm since 2008 and carbon positive for all its investments since the end of 2020.

Built on three decades of relevant experience, Investindustrial has developed broad sector expertise, covering predominantly four main sectors of specialization: Industrial Manufacturing, Healthcare & Services, Consumer and Technology. Investindustrial’s track record in its sectors of specialization shows distinctive capability in capturing growth globally, both through acquisitions and through entering new markets, creating global leaders characterized by scale and strong competitive advantage. As a demonstration of the success of its global capabilities over the last years, Investindustrial transformed Avincis into a global leader in mission critical aerial services by expanding the company in 10 new markets and through nine add-on acquisitions. In addition, Investindustrial successfully contributed to the turnaround of Ducati, the leading manufacturer of sports and performance motorcycles, through expansion into new geographies and market segments, with significant improvement of research and development resulting in 17 new products launched. Moreover, Investindustrial has materially contributed to the transformation of Polynt from a European business with five production plants into a global leader in specialty chemicals with 44 facilities worldwide. Investindustrial has also relaunched PortAventura World, the second largest European destination resort, by increasing the number of attractions and bringing in strong brands, such as Ferrari Land, enhancing the commercial offering and increasing international visitors.

In 2019, Investindustrial closed its Fund VII at the hard cap of €3.75 billion (corresponding to approximately $4.5 billion). Fund VII was the second largest mid-market fund raised by a European firm in 2019, highlighting Investindustrial’s leadership position and reputation in the region.

Prior to the IIAC IPO, on September 10, 2020, IIAC Sponsor purchased 10,062,500 Class B Shares for an aggregate purchase price of $25,000, or approximately $0.002 per share. In November 2020, IIAC Sponsor transferred 75,000 Class B Shares to Mr. Ermotti and 25,000 Class B Shares to each of Mr. Roscini and Ms. Whelan at their original purchase price.

On November 23, 2020, IIAC consummated the IIAC IPO of 35,000,000 units. The units sold in the IIAC IPO were sold at a price of $10.00 per unit, generating gross proceeds of $350,000,000 before underwriting discounts and expenses. Each unit consists of one Class A Share and one-third of one warrant to purchase one Class A Share for $11.50 per share. Prior to the closing of the IIAC IPO, IIAC completed the private sale of an aggregate of 6,000,000 IIAC Private Placement Warrants to IIAC Sponsor, each exercisable to purchase one Class A Share at $11.50 per share at a price of $1.50 per Private Placement Warrant generating gross proceeds of $9,000,000.

IIAC granted the underwriters of the IIAC IPO (the “Underwriters”) a 45-day option to purchase up to an additional 5,250,000 units at the initial public offering price to cover over-allotments, which was fully exercised on November 24, 2020 (the “Over-Allotment Units”). On November 27, 2020, IIAC consummated the sale of the Over-Allotment Units to the Underwriters (the “Over-Allotment”), generating gross proceeds of $52,500,000 before underwriting discounts and expenses. Simultaneously with the sale of the Over-Allotment Units, IIAC completed the private sale of an aggregate of 700,000 IIAC Private Placement Warrants to IIAC Sponsor, generating gross proceeds of $1,100,000.

Upon the closing of the IIAC IPO and the private sale of the IIAC Private Placement Warrants, an aggregate of $350.0 million, consisting of $343.0 million of the net proceeds of the IIAC IPO and $7.0 million of the gross proceeds of the private sale, was deposited in the Trust Account. Upon the closing of the Over-Allotment and the second private sale of IIAC Private Placement Warrants, an aggregate of $52.5 million was deposited in the Trust Account, for a total of $402.5 million deposited in the Trust Account. The funds held in the Trust Account are invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act. In the future, a portion of interest income on the funds held in the Trust Account may be released to IIAC to pay tax obligations.

On January 8, 2021, IIAC announced that, commencing January 11, 2021, holders of the 40,250,000 units sold in the IIAC IPO may elect to separately trade the Class A Shares and IIAC Public Warrants included in the IIAC Public Units. Those units not separated continued to trade on NYSE under the symbol “IIAC.U,” and the Class A Shares and IIAC Public Warrants that are separated trade on IIAC under the symbols “IIAC” and “IIAC WS,” respectively.

Initial Business Combination

IIAC’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the amount of deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of signing the agreement to enter into the initial business combination. The IIAC Board has determined that the fair market value of the Business Combination meets the test.

Lack of Business Diversification

For an indefinite period of time after the completion of its initial business combination, the prospects for IIAC’s success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that IIAC will not have the resources to diversify IIAC’s operations and mitigate the risks of being in a single line of business. By completing its initial business combination with only a single entity, IIAC’s lack of diversification may:

•

subject IIAC to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which IIAC operates after its initial business combination; and

•	cause IIAC to depend on the marketing and sale of a single product or limited number of products or services.

Submission of IIAC’s Initial Business Combination to a Shareholder Vote

The General Meeting to which this proxy statement/prospectus relates is being held to solicit your approval of, among other things, the Business Combination. The IIAC public shareholders may exercise their redemption rights whether they vote for, against or abstain from voting on the Business Combination. If the Business Combination is not completed, then public shareholders electing to exercise their redemption rights will not be entitled to receive such payments. The IIAC Initial Shareholders, including IIAC Sponsor, directors and officers, have agreed to vote any Founder Shares and any public shares purchased during or after the IIAC IPO in favor of the Business Combination.

Redemption Rights for Public Shareholders upon Completion of the Business Combination

IIAC is providing its public shareholders with the opportunity to redeem all or a portion of their Class A Shares upon the completion of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the Closing, including interest, which interest shall be net of taxes payable, divided by the number of then outstanding public shares, subject to the limitations described herein. The redemption rights include the requirement that any beneficial owner on whose behalf a redemption right is being exercised must identify itself in writing and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. The amount in the Trust Account was approximately $10.00 per public share as of June 30, 2021. The per-share amount that IIAC will distribute to public shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions that IIAC will pay to the Underwriters. Redemptions referred to herein shall take effect as repurchases under IIAC’s amended and restated memorandum and articles of association. The IIAC Initial Shareholders, officers and directors of IIAC have entered into a letter agreement with IIAC, pursuant to which they have agreed to waive their redemption rights with respect to their Founder Shares and any public shares they may hold in connection with the completion of the Business Combination.

Limitation on Redemption Rights

Notwithstanding the foregoing, the IIAC amended and restated memorandum and articles of association provides that any individual public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group,” as defined under Section 13 of the Exchange Act, will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the total public shares issued as part of the IIAC Public Units sold in the IIAC IPO, or 6,037,500 Class A Shares, without IIAC’s prior consent. However, IIAC has not restricted public shareholders’ ability to vote all of their shares, including Excess Shares, for or against a business combination. IIAC Initial Shareholders, officers and directors have, pursuant to a letter agreement entered into with IIAC, waived their right to have any Founder Shares or public shares held by them redeemed in connection with a business combination. Unless any of IIAC’s other affiliates acquires Founder Shares through a permitted transfer from an IIAC Initial Shareholder, and thereby becomes subject to the letter agreement, no such affiliate is subject to this waiver. However, to the extent any such affiliate acquires public shares, such affiliate would be a public shareholder and restricted from seeking redemption rights with respect to any Excess Shares.

Redemption of Public Shares and Liquidation if No Business Combination

IIAC has until November 23, 2022 to complete a business combination. If IIAC is unable to complete a business combination prior to November 23, 2022, IIAC will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest, which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses, divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders, including the right to receive further liquidation distributions, if any, subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders of IIAC and the IIAC Board, dissolve and liquidate, subject in the case of clauses (ii) and (iii), to IIAC’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to the IIAC Public Warrants and IIAC Private Placement Warrants, which will expire worthless if IIAC fails to complete a business combination by November 23, 2022.

The IIAC Initial Shareholders, officers and directors have entered into a letter agreement with IIAC, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if IIAC fails to complete a business combination by November 23, 2022. However, to the extent the IIAC Initial Shareholders, directors or officers own public shares, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if IIAC fails to complete a business combination within the allotted 24-month time period.

IIAC Sponsor, executive officers and directors have agreed, pursuant to a written letter agreement with IIAC, that they will not propose any amendment to IIAC’s amended and restated memorandum and articles of association that would modify the substance or timing of IIAC’s obligation to redeem 100% of public shares if IIAC does not complete a business combination prior to November 23, 2022, unless IIAC provides its public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest, which interest shall be net of taxes payable, divided by the number of then outstanding public shares. However, IIAC may not redeem its public shares in an amount that would cause IIAC’s net tangible assets to be less than $5,000,001 so that IIAC is not subject to the SEC’s “penny stock” rules.

IIAC expects that all costs and expenses associated with implementing a plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the proceeds of the IIAC IPO held outside the Trust Account, although IIAC cannot assure that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing a plan of dissolution, to the extent that there is any interest accrued in the Trust Account, net of any funds required to pay income taxes on interest income earned on the Trust Account balance, IIAC may request the Trustee to release to IIAC an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If IIAC were to expend all proceeds of the IIAC IPO held outside of the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by public shareholders upon IIAC’s dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of IIAC creditors which would have higher priority than the claims of IIAC public shareholders. IIAC cannot assure that the actual per-share redemption amount received by public shareholders will not be substantially less than $10.00. While IIAC intends to pay such amounts, if any, it cannot assure that it will have funds sufficient to pay or provide for all creditors’ claims.

Although IIAC will seek to have all vendors, service providers other than IIAC’s independent auditors, prospective target businesses or other entities with which IIAC does business execute agreements with IIAC waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against IIAC assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, IIAC’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to IIAC than any alternative. Examples of possible instances where IIAC may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by IIAC management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with IIAC and will not seek recourse against the Trust Account for any reason. Upon redemption of IIAC public shares, if IIAC is unable to complete a business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with a business combination, IIAC will be required to provide for payment of claims of creditors that were not waived that may be brought against IIAC within the 10 years following redemption. In order to protect the amounts held in the Trust Account, IIAC Sponsor has agreed that it will be liable to IIAC if and to the extent any claims by a vendor for services rendered or products sold to IIAC, or a prospective target business with which IIAC has discussed entering into a Business Combination Agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under IIAC’s indemnity of the Underwriters against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then IIAC Sponsor will not be responsible to the extent of any liability for such third-party claims. IIAC cannot assure, however, that IIAC Sponsor would be able to satisfy those obligations. None of IIAC’s other officers will indemnify IIAC for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and IIAC Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, IIAC’s independent directors would determine whether to take legal action against IIAC Sponsor to enforce its indemnification obligations. While IIAC currently expects that its independent directors would take legal action on IIAC’s behalf against IIAC Sponsor to enforce its indemnification obligations to IIAC, it is possible that IIAC’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, IIAC cannot assure that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per share.

IIAC will seek to reduce the possibility that IIAC Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers other than IIAC’s independent auditors, prospective target businesses or other entities with which IIAC does business execute agreements with IIAC waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. IIAC Sponsor will also not be liable as to any claims under IIAC’s indemnity of the Underwriters against certain liabilities, including liabilities under the Securities Act. In the event that IIAC liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from the Trust Account could be liable for claims made by creditors.

If IIAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against IIAC that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in IIAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of IIAC’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, IIAC cannot assure that it will be able to return $10.00 per share to public shareholders. Additionally, if IIAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against IIAC that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by IIAC shareholders. Furthermore, the IIAC Board may be viewed as having breached its fiduciary duty to IIAC’s creditors and/or having acted in bad faith, thereby exposing itself and IIAC to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. IIAC cannot assure that claims will not be brought against IIAC for these reasons.

Employees

IIAC currently has two executive officers. These individuals are not obligated to devote any specific number of hours to IIAC’s matters but they intend to devote as much of their time as they deem necessary to IIAC’s affairs until IIAC has completed its initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for its initial business combination and the stage of the business combination process IIAC is in. IIAC does not intend to have any full time employees prior to the completion of its initial business combination.

Facilities

IIAC currently maintains its executive offices at Suite 1, 3rd Floor, 11-12 St James’s Square, London SW1Y 4LB, United Kingdom. The cost for IIAC’s use of this space is included in the $10,000 per month fee IIAC pays to an affiliate of IIAC Sponsor for office space, administrative and support services. IIAC considers its current office space adequate for its current operations.

Upon completion of the Business Combination or our liquidation, we will cease paying these monthly fees. No compensation of any kind, including finder’s and consulting fees, will be paid by IIAC to IIAC Sponsor, executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of a Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers, directors or our or their affiliates.

Periodic Reporting and Financial Information

IIAC registered its units, Class A Shares and warrants under the Exchange Act and has reporting obligations, including the requirement that IIAC file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, IIAC’s annual reports contain financial statements audited and reported on by IIAC’s independent registered public accountants.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against IIAC or any members of IIAC’s management team in their capacity as such.

Directors, Executive Officers and Corporate Governance.

The current directors and executive officers of IIAC are as follows:

Name	Year of birth	Position
Sergio P. Ermotti	1960	Chairman and Director
Roberto Ardagna	1980	Chief Executive Officer and Director
Andrea Cicero	1971	Chief Financial Officer
Michael Karangelen	1968	Director
Dante Roscini	1958	Director
Tensie Whelan.	1960	Director

Sergio P. Ermotti has served as Chairman of the IIAC Board since January 2021. Mr. Ermotti is a member of the board of directors of Swiss Re Ltd. since April 2020 and serves as the Chairman of the Board of Directors of Swiss Re Ltd since April 2021. Mr. Ermotti was the Chief Executive Officer and a member of the Executive Board of the UBS Group from 2011 to October 31, 2020. Prior to joining the UBS Group, Mr. Ermotti was Deputy Chief Executive of UniCredit Group from 2007 to 2010, responsible for Corporate and Investment Banking and Private Banking, and Head of Markets & Investment Banking of UniCredit Group from December 2005 to 2007. Prior to joining UniCredit Group, between 1987 and 2004, Mr. Ermotti held various positions at Merrill Lynch & Co. in the areas of equity derivatives and capital markets, including Co-Head of Global Equity Markets and a member of the Executive Management Committee for Global Markets & Investment Banking from 2001 to 2004. Mr. Ermotti is a Swiss-certified banking expert and a graduate of the Advanced Management Program at Oxford University.

Roberto Ardagna has served as IIAC’s Chief Executive Officer since 2020 and is a member of the IIAC Board. Mr. Ardagna joined Investindustrial in 2010 and currently leads the team focused on companies with high growth potential. In this role, since 2018 he has led the acquisition of 16 companies, including add-ons and comprising, among others, the leading European producer of PVC-based thermoplastic solutions, Benvic, the British interior designer, OKA and the Italian food supplement manufacturer, Procemsa. Prior to joining Investindustrial, he worked for 4 years as an investment executive in the European Real Estate division of The Carlyle Group. He graduated from Bocconi University and holds an MBA from Harvard Business School. He speaks English and Italian.

Andrea Cicero has served as IIAC’s Chief Financial Officer since 2020. Mr. Cicero has gathered more than 15 years of experience as Finance Director in global leading corporations. Mr. Cicero has been with Investindustrial for 14 years, including his tenure as Chief Financial Officer of two Investindustrial portfolio companies. During his time at Investindustrial, Mr. Cicero was appointed as Chief Financial Officer for Avincis, one of the world’s largest provider of mission critical aerial services and Chief Financial Officer for Sage Logic Control, a Spanish leading provider of software and technology solutions for small and medium-sized enterprises, or SMEs. Sage Logic Control is part of The Sage Group PLC a global market leader for technology listed on the London Stock Exchange. Mr. Cicero worked as Chief Financial Officer and subsequently Managing Director at Babcock Mission Critical Service, part of Babcock International PLC, a leading provider of critical engineering services supporting national defense to save lives and protect communities, listed on the London Stock Exchange. He started his career at Japan Eurotex. Mr. Cicero holds a B.A. in Economics from the University of Pavia, Italy. He speaks English, Italian, Spanish and French.

Michael Karangelen has served on the IIAC Board since 2020. Prior to joining Investindustrial, Mr. Karangelen was with TowerBrook Capital Partners from 2006 to 2016, where he most recently served as a Managing Director, Brera Capital Partners from 1999 to 2006, Eschelon Telecom, Inc. from 1997 to 1999 as Director of Business Development and Stolberg Partners from 1994 to 1997 as Vice President. Prior to that, Mr. Karangelen held various positions at S.G. Warburg and Goldman Sachs in London and New York. Mr. Karangelen is a Trustee Emeritus of the Student Agencies Foundation, a non-profit dedicated to the promotion of entrepreneurship and business learning at Cornell University. Prior to becoming Trustee Emeritus in 2020, Mr. Karangelen was a Trustee from 1988 to 2019 and Chairman & President from 2012 to 2019. Mr. Karangelen has also been a member of the advisory board of Entrepreneurship at Cornell since 2000, a member of the Cornell University Council from 2010 to 2020, a board member and chairman of Student Agencies, Inc and Student Agencies Properties, Inc from 1988 to 2020, a founder and member of the board of managers of eLab LLC, a member of the board of trustees of The Bedford Playhouse from 2017 to 2019, a trustee of Girls Prep, a charter school, from 2011 to 2015 and a member of the advisory council of Cornell University’s college of arts and sciences from 2005 to 2011. Mr. Karangelen holds a bachelor of arts in Economics from Cornell University.

Dante Roscini has served on the IIAC Board since 2020. Mr. Roscini is Professor of Management Practice at Harvard Business School, where he teaches the course Managing International Trade and Investment.

Prior to joining the Harvard Business School faculty in 2008, Mr. Roscini gathered more than 20 years of experience in finance. Mr. Roscini was with Morgan Stanley International from 2005 to 2008 where he was Chairman of European Capital Markets and Italy Country Head, with Merrill Lynch from 1998 to 2005 where he was Global Head of Equity Capital Markets and Head of the European Financing Group and with Goldman Sachs from 1988 to 1998 where was Head of European Equity Capital Markets. Prior to that, Mr. Roscini held positions as a strategy consultant at The Boston Consulting Group, as a senior project manager at Westinghouse Electric Company and as a nuclear engineer at Ansaldo Nucleare. Mr. Roscini is also the Chairman of the board of directors of Credimi since 2016, a member of the international advisory board of Akbank since 2016, the Chairman of the advisory board of IDEA CCR since 2016 and a member of the advisory board of Sinergia III since 2020. Mr. Roscini was also the lead independent director of Telecom Italia from 2018 to 2021, a member of the board of directors of Antares Vision from 2019 to 2021, a member of the board and Chairman of the Compensation Committee of Kairos Partners SGR and Kairos Julius Baer SIM from 2008 to 2019, a member of the board of directors and Chairman of the compensation committee of Promethean Ltd. from 2009 to 2015 and a member of the board of directors of Morgan Stanley International from 2005 to 2008. Mr. Roscini holds an MBA from Harvard Business School (1988) and a Bachelor of Science in Nuclear Engineering from the University of Rome (1981).

Tensie Whelan, has served on the IIAC Board since 2020. Ms. Whelan is Clinical Professor for Business and Society at NYU Stern School of Business and Director of the NYU Stern Center for Sustainable Business. Prior to joining NYU in 2015, Ms. Whelan gathered more than 25 years of experience in the management of complex organizations, including during her tenure from 2000 to 2015 as the president of Rainforest Alliance, an international NGO which works to protect forests on more than 180 million acres of land in over 60 countries, working with 5K businesses. Prior to joining the Rainforest Alliance in 2000, Ms. Whelan held various senior management positions at Whelan Associates, a strategic planning consultancy which, among other projects, assisted in the planning and construction of Brooklyn Bridge Park, where she served as president from 1997 to 2000, the NY League of Conservation Voters, the organization that led the successful campaign to pass the 1996 Clean Water/Clean Air Bond Act, where she served as executive director from 1992 to 1997, and the National Audubon Society, where she served as vice-president from 1989 to 1992. Ms. Whelan was also a member of the board of directors of GlobeScan and was a member of the board of directors of Aston Martin Lagonda Ltd, from 2018 to 2020, a member of the sourcing advisory board of Unilever, from 2005 to 2015, and a member of the advisory boards of Nespresso, from 2012 to 2015, Sustainable Brands from 2012 to 2015, and Social Accountability International, from 2011 to 2015. She is currently on the advisory boards of Arabesque, Inherent Group, Giant Ventures, ALO Advisors, and is an Advisor to the Future Economy Project at Harvard Business Review. Ms. Whelan holds an executive education OPM certificate from Harvard Business School (2015), a Master of Arts in international communication from American University (1983) and a Bachelor of Arts in Political Science from NYU (1980).

Number and Terms of Office of Officers and Directors

The IIAC Board consists of five members and is divided into three classes with only one class of directors being appointed in each year, and with each class (except for those directors elected prior to IIAC’s first annual general meeting) serving a three-year term. Holders of Founder Shares have the right to elect all of IIAC’s directors prior to the consummation of a business combination and holders of public shares will not have the right to vote on the designation of directors during such time. These provisions of IIAC’s amended and restated memorandum and articles of association may only be amended by a special resolution passed by a majority of at least 90% of IIAC’s ordinary shares voting in a general meeting. Subject to any other special rights applicable to the shareholders, any vacancies on the IIAC Board may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of the IIAC Board or by a majority of the holders of Founder Shares.

IIAC’s officers are elected by the IIAC Board and serve at the discretion of the IIAC Board, rather than for specific terms of office. The IIAC Board is authorized to appoint persons to the offices set forth in its amended and restated memorandum and articles of association as it deems appropriate.

Committees of the IIAC Board

The IIAC Board has three standing committees: an audit committee, a nominating and corporate governance committee and a compensation committee. Each committee operates under a charter that has been approved by the IIAC Board and has the composition and responsibilities described below. The charter of each committee is available on IIAC’s website.

Audit Committee

Sergio P. Ermotti, Dante Roscini and Tensie Whelan serve as members of IIAC’s audit committee. The IIAC Board has determined that each of Sergio P. Ermotti, Dante Roscini and Tensie Whelan are independent. Dante Roscini serves as the Chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of NYSE and The IIAC Board has determined that Dante Roscini qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

The audit committee operates pursuant to a charter and is responsible for:

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assisting board oversight of (1) the integrity of IIAC’s financial statements, (2) IIAC’s compliance with legal and regulatory requirements, (3) IIAC independent registered public accounting firm’s qualifications and independence, and (4) the performance of IIAC’s internal audit function and independent registered public accounting firm; the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by IIAC;

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pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by IIAC, and establishing pre-approval policies and procedures; reviewing and discussing with the independent registered public accounting firm all relationships the auditors have with IIAC in order to evaluate their continued independence;

•	setting clear hiring policies for employees or former employees of IIAC’s independent registered public accounting firm;

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setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

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meeting to review and discuss IIAC’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing IIAC’s specific disclosures under “IIAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations;” reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to IIAC entering into such transaction; and

•

reviewing with management, the independent registered public accounting firm, and IIAC’s legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding IIAC’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Nominating and Corporate Governance Committee

The members of IIAC’s nominating and corporate governance committee are Sergio P. Ermotti, Dante Roscini and Tensie Whelan, and Sergio P. Ermotti serves as chairman of the nominating and corporate governance committee. The IIAC Board has determined that each of Sergio P. Ermotti, Dante Roscini and Tensie Whelan are independent.

The nominating and corporate governance committee operates pursuant to a charter, which details the principal functions of the compensation committee, including:

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identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board of directors, and recommending to the board of directors candidates for nomination for appointment at the annual general meeting or to fill vacancies on the board of directors;

•	developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of IIAC; and

•	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms.

Compensation Committee

The members of IIAC’s compensation committee are Sergio P. Ermotti, Dante Roscini and Tensie Whelan, and Tensie Whelan serves as chairman of the compensation committee.

The IIAC Board has determined that each of Sergio P. Ermotti, Dante Roscini and Tensie Whelan are independent. The compensation committee operates pursuant to a charter, which details the principal functions of the compensation committee, including:

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reviewing and approving on an annual basis the corporate goals and objectives relevant to IIAC’s Chief Executive Officer’s compensation, evaluating IIAC’s Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of IIAC’s Chief Executive Officer based on such evaluation;

•

reviewing and making recommendations to the IIAC Board with respect to the compensation, and any incentive compensation and equity based plans that are subject to board approval of all of IIAC’s other officers;

•	reviewing IIAC’s executive compensation policies and plans;

•	implementing and administering IIAC’s incentive compensation equity-based remuneration plans;

•	assisting management in complying with IIAC’s proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for IIAC’s executive officers and employees;

•	producing a report on executive compensation to be included in IIAC’s annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NYSE and the SEC.

Compensation Committee Interlocks and Insider Participation

None of IIAC’s executive officers currently serves, and in the past year has not served, as a member of the IIAC Board or compensation committee of any entity that has one or more executive officers serving on the IIAC Board.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires IIAC’s officers, directors and persons who beneficially own more than 10% of IIAC’s ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish IIAC with copies of all Section 16(a) forms they file. Based solely upon a review of such forms, IIAC believes that during the year ended December 31, 2020, and the six months ended June 30, 2021, there were no delinquent filers.

Code of Ethics

IIAC adopted a Code of Ethics applicable to IIAC’s directors, officers and employees. The Code of Ethics is available on IIAC’s website at https://www.investindustrial-acquisition-corp.com/. IIAC intends to disclose any amendments to or waivers of certain provisions of IIAC’s Code of Ethics in a Current Report on Form 8-K.

Conflicts of Interest

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. Cayman Islands law imposes a number of fiduciary duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future, (d) a duty to exercise powers fairly as between different sections of shareholders, (e) a duty to exercise independent judgment and (f) a duty to avoid conflicts of interest. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Investindustrial manages or advises (and intends to manage and advise in the future) several investment programs. Funds managed by Investindustrial or its affiliates may compete with IIAC for acquisition opportunities in the same industries and sectors as IIAC may target for a business combination. If these funds decide to pursue any such opportunity, IIAC may be precluded from procuring such opportunities. In addition, investment ideas generated within Investindustrial, including by IIAC’s founders and other persons who may make decisions for IIAC, may be suitable for both IIAC and for a current or future Investindustrial fund, and may be directed to such investment vehicle rather than to IIAC, subject to applicable fiduciary duties. Neither Investindustrial nor members of IIAC’s management team who are also employed by Investindustrial have any obligation to present IIAC with any opportunity for a potential business combination of which they become aware solely in their capacities as officers or managing directors of Investindustrial. Investindustrial and/or IIAC’s management, in their capacities as officers or managing directors of Investindustrial or in their other endeavors, may be required to present potential business combinations to the related entities described above, current or future Investindustrial investment vehicles, or third parties, before they present such opportunities to IIAC.

Additionally, funds managed or advised (currently or in the future) by Investindustrial may also currently hold investee companies or may in the future acquire investee companies that will compete, directly or indirectly, with a potential target business with which IIAC intends to consummate a business combination and therefore may compete, directly or indirectly, and have conflicts of interest with respect to, amongst others, cross-clientele, distributors, providers and management, with our post-business combination company.

Certain of IIAC’s officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities, including entities that are affiliates of IIAC Sponsor, pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of IIAC’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. IIAC does not believe, however, that the fiduciary duties or contractual obligations of its officers and directors will materially affect its ability to complete a business combination.

In addition, potential investors should also be aware that IIAC Sponsor and IIAC’s directors and executive officers have the following interests in the Business Combination. For additional information, see “The Business Combination—Interests of Certain Persons in the Business Combination.”

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud, willful default or willful neglect. IIAC’s amended and restated memorandum and articles of association provides for indemnification of IIAC’s officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own fraud, willful default or willful neglect. IIAC has purchased a policy of directors’ and officers’ liability insurance that insures IIAC’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures IIAC against its obligations to indemnify its officers and directors.

IIAC’s officers and directors agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to IIAC and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by IIAC if (i) IIAC has sufficient funds outside of the Trust Account or (ii) IIAC consummates an initial business combination.

IIAC’s indemnification obligations may discourage shareholders from bringing a lawsuit against IIAC’s officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against IIAC’s officers and directors, even though such an action, if successful, might otherwise benefit IIAC and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent IIAC pays the costs of settlement and damage awards against IIAC’s officers and directors pursuant to these indemnification provisions.

IIAC believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Executive Compensation

Executive Officer and Director Compensation

In November 2020, IIAC Sponsor transferred 75,000 founder shares to Mr. Ermotti and 25,000 founder shares to each of Mr. Roscini and Ms. Whelan. None of IIAC’s executive officers or directors have received any cash compensation for services rendered to IIAC. Since the consummation of the IIAC IPO and until the earlier of consummation of its initial business combination and IIAC’s liquidation, IIAC will reimburse an affiliate of IIAC Sponsor for office space, secretarial and administrative services provided to IIAC in an amount not to exceed $10,000 per month. In addition, IIAC Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on IIAC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. IIAC’s audit committee reviews on a quarterly basis all payments that were made to IIAC Sponsor, IIAC’s executive officers or directors, or IIAC’s or their affiliates. Any such payments prior to an initial business combination are made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, IIAC does not have any additional controls in place governing IIAC’s reimbursement payments to IIAC’s directors and executive officers for their out-of-pocket expenses incurred in connection with IIAC’s activities on IIAC’s behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, is paid by IIAC to IIAC Sponsor, IIAC’s executive officers and directors, or any of their respective affiliates, prior to completion of its initial business combination. IIAC notes that some named executive officers have economic interests in IIAC Sponsor. For more information about the interests of IIAC Sponsor in the Business Combination, please see the section entitled “The Business Combination – Interests of Certain Persons in the Business Combination.”

IIAC is not party to any agreements with its executive officers and directors that provide for benefits upon termination of employment. For a discussion of executive compensation arrangements after the Closing, please see the section entitled “Board of Directors and Senior Management of Zegna After the Business Combination.”

Director Independence

NYSE listing standards require that a majority of the IIAC Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The IIAC Board has determined that Sergio P. Ermotti, Dante Roscini and Tensie Whelan are “independent directors” as defined in Rule 10A-3 of the Exchange Act and the rules of NYSE. The independent directors of IIAC have regularly scheduled meetings at which only independent directors are present.

IIAC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and related notes of IIAC included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting IIAC’s current expectations, estimates and assumptions concerning events and financial trends that may affect IIAC’s future operating results or financial position. Actual results and timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections of this proxy statement/prospectus entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Unless the context otherwise requires, all references in this section to “Investindustrial Acquisition Corp.,” “IIAC,” “our,” “us” or “we” refer to Investindustrial Acquisition Corp. prior to the Business Combination.

Overview

IIAC is a blank check company, which was incorporated as a Cayman Islands exempted company on September 7, 2020. It was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

The registration statement for the IIAC IPO was declared effective on November 18, 2020. On November 23, 2020, IIAC consummated the initial public offering of 35,000,000 units at an offering price of $10.00 per unit, generating gross proceeds of $350.0 million, and incurring offering costs of approximately $19.3 million, inclusive of $12.3 million in deferred underwriting commissions. Simultaneously with the closing of the initial public offering, IIAC completed a private placement of 6,000,000 IIAC Private Placement Warrants at a price of $1.50 per Private Placement Warrant to IIAC Sponsor, generating proceeds of $9.0 million.

On November 24, 2020, the Underwriters fully exercised the over-allotment option to purchase an additional 5,250,000 units. On November 27, 2020, IIAC completed the sale of the Over-Allotment Units to Underwriters, generating gross proceeds of $52.5 million, and incurred additional offering costs of approximately $2.9 million in underwriting fees (inclusive of approximately $1.8 million in deferred underwriting commissions). Simultaneously with the closing of the Over-Allotment, on November 27, 2020, IIAC consummated a second private placement, resulting in the purchase of an additional 700,000 IIAC Private Placement Warrants by IIAC Sponsor, generating gross proceeds of approximately $1.1 million.

Upon the closing of the IIAC IPO and the private placements, an aggregate of $402.5 million was deposited in the Trust Account and is invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market fund meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by IIAC, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

IIAC’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, Over-Allotment, and the sale of IIAC Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.

Proposed Business Combination

On July 18, 2021, IIAC entered into the Business Combination Agreement. In connection with the Business Combination, IIAC also entered into the PIPE Subscription Agreements, the Company Support Agreement and the Sponsor Letter Agreement, as further described in “The Business Combination Agreement and Ancillary Documents.”

Liquidity and Capital Resources

As of June 30, 2021, IIAC had approximately $361,000 in its operating bank account, negative working capital of approximately $415,000, and cash and marketable securities held in the Trust Account of approximately $402.5.

IIAC’s liquidity needs up to date were satisfied through the receipt of $25,000 from IIAC Sponsor to cover certain expenses on our behalf in exchange for the issuance of the Founder Shares (as defined below), a loan of approximately $61,000 pursuant to a promissory note (the “Promissory Note”) issued to IIAC Sponsor, an additional loan of approximately $66,000 from IIAC Sponsor under the Promissory Note, for a total amount of approximately $127,000 under the Promissory Note, the proceeds from the consummation of the private placements not held in the Trust Account and additional promissory notes (the “Additional Promissory Notes”) from IIAC Sponsor for a combined amount of $1,250,000. IIAC repaid the Promissory Note in full on December 11, 2020. The Additional Promissory Notes were issued on January 15, 2021 in an amount of $750,000 and on April 19, 2021 in an amount of $500,000, respectively, each as a Working Capital Loan (as defined below).

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, IIAC’s officers, directors or their affiliates may, but are not obligated to, loan us funds as may be required (the “Working Capital Loans”). If IIAC completes a Business Combination, such loaned amounts will be repaid. In the event that a Business Combination does not close, IIAC may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Pursuant to their terms, the Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans could be convertible into up to 1,000,000 warrants of the post Business Combination entity at a price of $1.50 per warrant. Such warrants would be identical to the IIAC Private Placement Warrants. As of June 30, 2021, IIAC has $1,250,000 in borrowings outstanding under this agreement under the Additional Promissory Note. Pursuant to the Sponsor Letter Agreement, IIAC and IIAC Sponsor have agreed not to convert the Working Capital Loans into warrants without the consent of Zegna.

Based on the foregoing, IIAC’s management believes that IIAC will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from the issuance of the financial statements included elsewhere in this proxy statement/prospectus. Over this time period, IIAC will be using these funds held outside of the Trust Account for paying existing accounts payable, paying for travel expenditures, and structuring, negotiating and consummating the Business Combination.

IIAC intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes payable) to complete the Business Combination. IIAC may withdraw interest from the Trust Account to pay taxes, if any.

Results of Operations

IIAC’s entire activity from inception through June 30, 2021 related to IIAC’s formation and the preparation of the IIAC IPO and, after the IIAC IPO, identifying a target company for a Business Combination. IIAC will not generate any operating revenues until after the completion of its initial business combination, at the earliest. IIAC will generate non-operating income in the form of interest and dividends on cash and cash equivalents from the proceeds derived from the IIAC IPO. IIAC expects to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the six months ended June 30, 2021, IIAC had net income of $7.5 million, which consisted of dividend income from the Trust Account partially compensated by general and administrative expenses and a gain due to change in fair value of derivative warrant liabilities.

Contractual Obligations

IIAC does not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities, other than an administrative support agreement described below.

Registration Rights

The holders of Founder Shares, IIAC Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans, if any, and any Class A Shares issuable upon the exercise of the IIAC Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans are entitled to registration rights pursuant to a registration and shareholder rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that IIAC registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to IIAC completing its Business Combination. However, the registration and shareholder rights agreement provides that IIAC will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, in accordance with the letter agreement the IIAC Initial Shareholders entered into and (ii) in the case of the IIAC Private Placement Warrants, 30 days after the completion of the Business Combination. IIAC will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

IIAC granted the Underwriters a 45-day option from the final prospectus relating to the IIAC IPO to purchase up to 5,250,000 additional public shares to cover over-allotments, if any, at the initial public offering price less the underwriting discounts and commissions. On November 24, 2020, the Underwriters fully exercised the over-allotment option to purchase the Over-Allotment Units and on November 27, 2020, IIAC completed the sale of the Over-Allotment Units to the Underwriters.

The Underwriters were paid a cash underwriting discount of $0.20 per Unit, or approximately $8.1 million in the aggregate, paid upon the closing of the IIAC IPO and Over-Allotment. In addition, $0.35 per Unit, or approximately $14.1 million in the aggregate will be payable to the Underwriters for deferred underwriting commissions. The deferred fee will become payable to the Underwriters from the amounts held in the Trust Account solely in the event that IIAC complete a business combination, subject to the terms of the underwriting agreement.

Administrative Support Agreement

On November 23, 2020, IIAC entered into an agreement to pay monthly recurring expenses of $10,000 for office space, administrative and support services to IIAC Sponsor effective November 18, 2020. The agreement terminates upon the earlier of the completion of an initial business combination or the liquidation of IIAC. For the six month period ended June 30, 2021 and the year ended December 31, 2020, IIAC incurred expenses of $60,000 and $14,000 under this agreement.

Forward Purchase Agreement

On November 18, 2020, IIAC entered into the Forward Purchase Agreement with the FPA Purchaser pursuant to which such affiliate has committed to purchase up to 25,000,000 Class A Shares for $10 per share, or an aggregate amount of up to $250 million, in a private placement that would occur concurrently with the consummation of an initial business combination.

On July 18, 2021, IIAC entered into the Business Combination Agreement, providing for, among other things, the FPA Amendment. On July 26, 2021, IIAC and the FPA Purchaser entered into the FPA Amendment, pursuant to which the FPA Purchaser committed to purchase 22,500,000 Class A Shares for an aggregate purchase price of €184.5 million. Pursuant to the FPA Amendment, if, at the closing of the Transactions, the effective issue price per Class A Share under the Forward Purchase would be less than $9.65, then the purchase price for such shares will be increased to a Euro amount such that the effective issue price per forward purchase share is equal to at least $9.65. The Forward Purchase Agreement shall be consummated on the Closing Date, prior to the Merger, the PIPE Financing, the Capital Distribution and the Share Repurchase, and following the Conversion.

Critical Accounting Policies

This management’s discussion and analysis of IIAC’s financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of IIAC’s financial statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, IIAC evaluates its estimates and judgments, including those related to fair value of financial instruments and accrued expenses. IIAC bases its estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. IIAC has identified the following as its critical accounting policies:

Offering Costs

IIAC complies with the requirements of the ASC 340-10-S99-1. Offering costs consist of underwriting, legal, accounting and other expenses incurred through the IIAC IPO that are directly related to the IIAC IPO. Offering costs are allocated to the separable financial instruments issued in the IIAC IPO based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities are expenses as incurred, presented as non-operating expenses in the as non-operating expenses in the statement of operations. Offering costs associated with the public shares were charged to shareholders’ equity upon the completion of the IIAC IPO.

Net Income (Loss) Per Ordinary Share

IIAC’s statement of operations includes a presentation of income (loss) per share for ordinary shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income (loss) per share, basic and diluted, for Class A Shares is calculated by dividing dividend income earned and realized gains or losses on the Trust Account for the six months ended June 30, 2021, by the weighted average number of Class A Shares outstanding since original issuance. IIAC has not considered the effect of the warrants sold in the IIAC IPO and the IIAC Private Placement Warrants to purchase an aggregate of 20,116,667 Class A Shares in the calculation of diluted net income (loss) per ordinary share, because the warrants were out of the money during the period. The Trust Account generated $11,996 in dividend income for the six months ended June 30, 2021. Net income (loss) per share, basic and diluted, for Class B Shares is calculated by dividing the net income (loss), adjusted for income (loss) attributable to Class A Shares, by the weighted average number of Class B Shares outstanding for the period. Class B Shares include the Founder Shares as these shares do not have any redemption features and do not participate in the income or losses of the Trust Account. At June 30, 2021, except for the warrants, IIAC did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of IIAC. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the period presented.

Class A Shares Subject to Possible Redemption

Class A Shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A Shares (including Class A Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within IIAC’s control) are classified as temporary equity. At all other times, Class A Shares are classified as shareholders’ equity. The Class A Shares feature certain redemption rights that are considered to be outside of IIAC’s control and subject to the occurrence of uncertain future events. Accordingly, at June 30, 2021, 36,208,820 Class A Shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of IIAC’s balance sheet.

Derivative Warrant Liabilities

IIAC accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to IIAC’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of IIAC’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as a liability at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of liability-classified warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of warrants issued in connection with the IIAC IPO and the private placements were initially and subsequently measured at fair value using a Monte Carlo simulation model.

IIAC issued an aggregate of 13,416,667 warrants on Class A Shares in the Initial Public Offering and upon the second private placement in connection with the Underwriters’ exercise of their over-allotment option, has issued an aggregate of 6,700,000 IIAC Private Placement Warrants. All of IIAC’s outstanding warrants are recognized as liabilities in accordance with ASC 815-40. Accordingly, IIAC recognized the warrant instruments as liabilities at fair value and adjusted the instruments to fair value at each reporting period.

Fair Value

IIAC follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. As of June 30, 2021, the carrying values of cash, accounts payable, accrued expenses, and advances from related party approximate their fair values due to the short-term nature of the instruments. IIAC’s portfolio of investments held in the Trust Account is comprised mainly of investments in U.S. government securities with an original maturity of 185 days or less. The fair value for trading securities is determined using quoted market prices in active markets.

Recent Accounting Pronouncements

IIAC’s management does not believe that there are any recently issued, but not yet effective, accounting pronouncements, if currently adopted, that would have a material effect on our audited financial statements.

Off-Balance Sheet Financing Arrangements

As of June 30, 2021, IIAC did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K. IIAC does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. IIAC has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

JOBS Act

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. IIAC qualifies as an “emerging growth company” and under the JOBS Act is allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. IIAC is electing to delay the adoption of new or revised accounting standards, and as a result, IIAC may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the audited financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item. As of June 30, 2021, we were not subject to any market or interest rate risk. Following the consummation of the IIAC IPO, the net proceeds received into the Trust Account have been invested in U.S. government securities with a maturity of 185 days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, that invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

We have not engaged in any hedging activities since our inception, however, as a consequence of the business combination we have entered into a “deal contingent forward” hedging instrument (contingent upon successful completion of the Business Combination), to protect ourselves from the fluctuation and volatility of the Euro against the Dollar.

BOARD OF DIRECTORS AND SENIOR MANAGEMENT OF ZEGNA AFTER THE BUSINESS COMBINATION

The following information concerning the management of Zegna is based on the provisions of the Zegna Articles of Association, an unofficial English translation of whose form is attached as Annex [●] to this document, and which are expected to be in effect in such form as of the time of the Conversion. The Zegna Articles of Association may be changed after the Conversion by amendment in accordance with their terms. If the Zegna Articles of Association are amended, the below summary may cease to accurately reflect the Zegna Articles of Association as so amended. References in this section to “we,” “our,” “us” and “Zegna” generally refer to Zegna and its consolidated subsidiaries, after giving effect to the Business Combination, unless the context requires otherwise.

Board of Directors of Zegna

As of the date of this proxy statement/prospectus, Zegna is a joint stock company incorporated under Italian law. Prior to the consummation of the Business Combination, Zegna will transfer its jurisdiction of incorporation and legal seat to the Netherlands by way of a cross-border conversion, while maintaining its fiscal residence in Italy.

Pursuant to the Zegna Articles of Association, Zegna will have a one-tier board consisting of one or more Zegna Executive Directors, having responsibility for the day-to-day management of Zegna and one or more Zegna Non-Executive Directors not having such day-to-day responsibility. The Zegna Board will determine the number of Zegna Executive Directors and Zegna Non-Executive Directors, provided that the majority of the Zegna Board will consist of Zegna Non-Executive Directors. The Zegna Board as a whole will be responsible for the strategy of Zegna. Zegna Directors will be appointed by the Zegna General Meeting on a binding nomination by the Zegna Board, also taking into account the binding nomination rights set out in the Zegna Articles of Association and further described under “Description of Zegna Securities—Board of Directors—Nomination and Appointment.” The Zegna Board may allocate its duties and powers among the Zegna Directors and the committees of the Zegna Board in accordance with the Zegna Board Regulations or otherwise in writing.

As of the Conversion, the Zegna Board will initially be composed of eleven members, including the following initial Zegna Directors:

•

ten Zegna Directors (including one Zegna Executive Director with the title Chief Executive Officer, who will be Ermenegildo Zegna di Monte Rubello) will be nominated by the Zegna Existing Shareholders; and

•	one Zegna Non-Executive Director, nominated by the IIAC Sponsor (the “Sponsor Nominee”), who will be Andrea C. Bonomi.

Pursuant to the Zegna Articles of Association, the general authority to represent Zegna will be vested in the Zegna Board and any Zegna Executive Director.

The following table sets forth the persons Zegna and IIAC anticipate will be appointed as initial Zegna Directors immediately following the Conversion. Unless otherwise indicated, following the Closing the business address of each person listed below will be c/o Ermenegildo Zegna Holditalia S.p.A., Viale Roma 99/100, 13835 Valdilana loc. Trivero, Italy.

Name	Year of Birth	Position
Ermenegildo Zegna di Monte Rubello	1955	Chairman, Chief Executive Officer and Executive Director
Andrea C. Bonomi	1965	Non-Executive Director
Sergio P. Ermotti	1960	Non-Executive Director
[●]	[●]	Non-Executive Director
[●]	[●]	Non-Executive Director
[●]	[●]	Non-Executive Director
[●]	[●]	Non-Executive Director
[●]	[●]	Non-Executive Director
[●]	[●]	Non-Executive Director
[●]	[●]	Non-Executive Director
[●]	[●]	Non-Executive Director

In accordance with the Business Combination Agreement, Andrea C. Bonomi has been nominated by the Sponsor Nominee; the other Zegna Directors have been nominated by the Zegna Existing Shareholders.

The term of office for each of the Zegna Directors will end at the close of the first annual Zegna General Meeting following his or her appointment. Each Zegna Director may be reappointed.

Summary biographies of the Zegna Directors are set out below.

[●]

Senior Management of Zegna

It is expected that the senior management of Zegna will comprise the following individuals following approval by the Zegna Board:

•	Ermenegildo Zegna di Monte Rubello as Chief Executive Officer;

•	Gianluca Ambrogio Tagliabue as Chief Operating Officer and Chief Financial Officer;

•	Alessandro Sartori as Zegna Artistic Director;

•	Franco Ferraris as Head of Textiles;

•	Rodrigo Bazan as Chief Executive Officer of Thom Browne; and

•	Thom Browne as Founder and Chief Creative Officer of Thom Browne.

Summary biographies of members of the senior management are set out below.

[●]

Committees of the Board of Directors

Pursuant to the Zegna Articles of Association, the Zegna Board will have power to establish any committees. The Zegna Board will determine the specific duties, tasks and procedures of any such committees.

Upon the completion of the Business Combination, the Zegna Board will establish three standing committees: (i) an audit committee (the “Audit Committee”), (ii) a compensation committee (the “Compensation Committee”) and (iii) a governance and sustainability committee (the “Governance and Sustainability Committee”).

Each standing committee will be comprised of at least three Zegna Directors, a majority of whom will be independent.

The Audit Committee

The Audit Committee will be responsible for assisting and advising the Zegna Board in the oversight of, among others: (i) the integrity of Zegna’s financial statements, including any published interim reports; (ii) the adequacy and effectiveness of Zegna’s internal control over financial reporting, financial reporting procedures and disclosure controls and procedures; (iii) Zegna’s policy on tax planning; (iv) Zegna’s financing; (v) Zegna’s application of information and communication technology; (vi) the systems of internal controls that management and the Zegna Board have established; (vii) Zegna’s compliance with legal and regulatory requirements; (viii) Zegna’s compliance with recommendations and observations of internal and independent auditors; (ix) Zegna’s policies and procedures for addressing certain actual or perceived conflicts of interest; (x) the independent auditors’ qualifications, independence, remuneration and any non-audit services for Zegna; (xi) the performance of Zegna’s internal auditors and of the independent auditors; (xii) risk management guidelines and policies; and (xiii) the implementation and effectiveness of Zegna’s ethics and compliance program.

The Audit Committee will be appointed by the Zegna Board effective as of the Conversion and will be comprised of at least three Zegna Non-Executive Directors.

Each member of the Audit Committee will be required (i) not to have any material relationship with Zegna or to serve as auditors or accountants for Zegna; (ii) to be “independent,” for purposes of NYSE rules, Rule 10A-3 of the Exchange Act and the DCGC; and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Zegna Board). At least one member of the Audit Committee will be a “financial expert” as defined by the Sarbanes-Oxley Act and the rules of the SEC. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Zegna Board which must be disclosed in Zegna’s annual report. Unless decided otherwise by the Audit Committee, the independent auditors of the company, the Chief Financial Officer and the head of internal audit will attend its meetings. The Chief Executive Officer will be entitled to attend meetings of the Audit Committee unless the Audit Committee determines otherwise and will attend the meetings of the Audit Committee if the Audit Committee so requires. The Audit Committee will meet with the independent auditors at least once per year outside the presence of the Zegna Executive Directors and management.

The Compensation Committee

The Compensation Committee will be responsible for, among others, assisting and advising the Zegna Board in: (i) determining executive compensation consistent with Zegna’s remuneration policy; (ii) reviewing and approving the remuneration structure for the Zegna Non-Executive Directors; (iii) administering equity incentive plans and deferred compensation benefit plans; (iv) discussing with management Zegna’s policies and practices related to compensation and issuing recommendations with respect to such compensation; and (v) to prepare the remuneration report.

The Compensation Committee will be appointed by the Zegna Board effective as of the Conversion and will be comprised of at least three Zegna Non-Executive Directors. More than half of its members (including the chairperson) will be independent under the DCGC. Unless decided otherwise by the Compensation Committee, the head of human resources of Zegna will attend its meetings.

The Governance and Sustainability Committee

The Governance and Sustainability Committee will be responsible for, among others, assisting and advising the Zegna Board with: (i) the recommendation of the criteria, professional and personal qualifications for candidates to serve as Zegna Directors; (ii) periodic assessment of the size and composition of the Zegna Board; (iii) periodic assessment of the performance of individual Zegna Directors and reporting on this to the Zegna Board; (iv) proposals for appointment of Zegna Executive Directors and Zegna Non-Executive Directors;

(v) supervision of the selection criteria and appointment procedure for senior management; (vi) monitoring and evaluating reports on the group’s sustainable development policies and practices, management standards, strategy, performance and governance globally; and (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the annual sustainability report.

The Governance and Sustainability Committee will be appointed by the Zegna Board effective as of the Conversion and will be comprised of at least three Zegna Non-Executive Directors. More than half of its members (including the chairperson) will be independent under the DCGC.

Zegna Historical Compensation

Board of Directors

In 2020, each of the members of the Zegna board of directors waived approximately 40% of his or her compensation for service as a director in light of the business impact of the COVID-19 pandemic. Members of the Zegna board of directors who were also employees waived also 40% of their compensation as employees. The aggregate amount of compensation paid to directors in 2020 was €2,399,812, in addition to €302,326 paid by Zegna for post-employment benefits. Additionally, all of Zegna’s directors received reimbursement for all reasonable and properly documented expenses.

Short Term Incentive Plan

In 2020, Ermenegildo Zegna di Monte Rubello, director and Chief Executive Officer of Zegna, and Paolo Zegna di Monte Rubello, chairman of the board of directors of Zegna, were eligible to earn short-term variable compensation based on Zegna’s net profit and their respective individual performance, pursuant to their agreements with Zegna. Neither of them earned any short term variable compensation for 2020 performance due to the impact of the COVID-19 pandemic.

Long Term Incentive Plan

The Chief Executive Officer’s executive agreement (which was last restated on July 15, 2021, as approved by the Zegna Board) includes a Long Term Incentive Plan (the “LTIP”).

Under the LTIP, Ermenegildo Zegna di Monte Rubello is eligible to earn shares of Zegna subject to continued employment and performance-based conditions for each of 2020 through 2024. Awards will generally lapse in the event of termination of employment prior to the applicable vesting date or if Mr. Zegna has given notice to terminate his employment prior to the applicable vesting date. In the event of a termination of employment classified as “good leaver,” grants will vest pro-rata from the date of grant to the date of termination of employment. “Good leaver” is defined as (a) death, (b) incapacity or illness, (c) redundancy, (d) any other reason that the Zegna Board may determine and (e) if Mr. Zegna leaves his position as Chief Executive Officer of Zegna after December 31, 2023. Mr. Zegna did not earn any shares of Zegna under the LTIP for 2020 performance due to the impact of the COVID-19 pandemic.

IPO Performance Bonus

Ermenegildo Zegna di Monte Rubello’s executive agreement provides that in the event that Zegna is successfully listed on a public stock exchange, Mr. Zegna will be entitled to receive 600,000 performance-based restricted shares of the listed entity at no cost to him (the “IPO Performance Bonus”). The IPO Performance Bonus will vest and become transferrable in two tranches upon the per share price of the common stock of the listed entity reaching certain pre-determined levels and, with respect to the second tranche (representing 360,000 shares), also subject to his continued employment as Zegna’s Chief Executive Officer as of December 31, 2023, unless otherwise agreed by the Zegna Board.

Board of Statutory Auditors

In 2020, the members of Zegna’s board of statutory auditors, each of whom waived approximately 40% of his or her compensation in light of the business impact of the COVID-19 pandemic, received an annual cash fee as well as reimbursement for all reasonable and properly documented expenses. The aggregate amount of compensation paid to the members of Zegna’s board of statutory auditors in 2020 was €137,358.

Senior Management

For 2020, Zegna’s senior management team consisted of:

•	Ermenegildo Zegna di Monte Rubello as Chief Executive Officer;

•	Gianluca Ambrogio Tagliabue as Chief Operating Officer and Chief Financial Officer;

•	Alessandro Sartori as Zegna Artistic Director;

•	Franco Ferraris as Head of Textiles;

•	Rodrigo Bazan as Chief Executive Officer of Thom Browne; and

•	Thom Browne as Founder & Chief Creative Officer of Thom Browne.

The aggregate amount of compensation, including cash, equity awards and other benefits, paid to Zegna’s senior management team (excluding the CEO, whose compensation is included in the discussion of the compensation paid to the Zegna board of directors above) for the year ended December 31, 2020 was €6,876,795, in addition to €433,684 paid by Zegna for post-employment benefits.

Cash compensation for Zegna’s senior management team in 2020 consisted of base salary and a cash incentive bonus under the Zegna Group Performance Management Program (the “PMP”). The PMP provides eligible employees, including the senior management team, with an opportunity to earn a cash incentive payment to the extent that pre-established business and individual performance goals are achieved. Each member of the senior management team (excluding the CEO, covered in the discussion of the compensation paid to the Zegna board of directors above) waived approximately 15% of his base salary in light of the business impact of the COVID-19 pandemic. The senior management team did not earn cash incentives under the PMP for 2020 performance due to the impact of the COVID-19 pandemic.

DESCRIPTION OF ZEGNA SECURITIES

At the date of this proxy statement/prospectus, Zegna is an Italian joint stock company (società per azioni); pursuant to its bylaws, it will be in existence until December 31, 2030, subject to extension in accordance with Italian law and its articles of association.

Prior to the Closing, Zegna will implement a cross-border conversion and transfer its legal seat from Italy to the Netherlands and become a Dutch public limited liability company (naamloze vennootschap). In connection with the Conversion, the Zegna Articles of Association will come in effect, pursuant to which the name of Zegna will change into “Ermenegildo Zegna N.V.”

The following is a summary of material terms of Zegna’s securities following the Closing. It includes information relating to Zegna’s securities, the Zegna Articles of Association, the Zegna Board Regulations, the Terms and Conditions of the Zegna Special Voting Shares, the Warrant Agreement and applicable Dutch law in effect at the date of this proxy statement/prospectus. The summaries of the Zegna Articles of Association, the Zegna Board Regulations and the Terms and Conditions of the Zegna Special Voting Shares as set forth in this proxy statement/prospectus are qualified in their entirety by reference to the full text of the Zegna Articles of Association, the Zegna Board Regulations and the Terms and Conditions of the Zegna Special Voting Shares, included as Annexes [●], [●] and [●], respectively, to this proxy statement/prospectus.

Corporate Seat and Place of Effective Management

As of the Conversion, Zegna will be a legal entity organized under the laws of the Netherlands. It will have its corporate seat (statutaire zetel) in Amsterdam, the Netherlands. The address of Zegna will be Viale Roma 99/100, 13835 Valdilana loc. Trivero, Italy. Since incorporation Zegna has had, and it intends to continue to have, its place of effective management in Italy.

Zegna will be registered with the Dutch Trade Register. Its trade register number will become available upon the registration of the Conversion with the Dutch Trade Register.

Share Capital and Form of Shares

As of the Conversion, Zegna’s authorized share capital will amount to €[●], divided into (i) [●] Ordinary Shares, [●] Zegna Special Voting Shares A, [●] Zegna Special Voting Shares B, and [●] Zegna Special Voting Shares C. In order to facilitate Zegna’s loyalty voting structure, the Zegna Articles of Association will provide for transitional provisions to increase the authorized share capital when the Zegna Board makes the required filings with the Dutch Trade Register. Upon the consummation of the Business Combination, all issued and outstanding Ordinary Shares will have been fully paid up and no Zegna Special Voting Shares will have been issued.

Following the consummation of the Business Combination, Zegna expects that 53,100,000 Ordinary Shares will be held by Zegna in treasury (assuming that Zegna will assign Ordinary Shares held in treasury following the Share Repurchase to grant 1,500,000 Ordinary Shares to certain managers as management grants).

All issued and outstanding Ordinary Shares and Zegna Special Voting Shares will be held in registered form. No share certificates will be issued.

Issuance of Shares

The Zegna Articles of Association will provide that Ordinary Shares and Zegna Special Voting Shares may be issued or rights to subscribe for shares may be granted pursuant to a resolution adopted by the Zegna General Meeting at the proposal of the Zegna Board, or alternatively, by the Zegna Board if so designated by the Zegna General Meeting. Designation by resolution of the Zegna General Meeting cannot be withdrawn unless determined otherwise at the time of designation. The scope and duration of Zegna Board’s authority to issue shares or grant rights to subscribe for shares (such as granting stock options) will determined by a resolution of the Zegna General Meeting and relates, at the most, to all unissued shares in Zegna’s authorized capital on the date on which the Zegna Board resolves to issue shares or grant rights to subscribe for shares. The duration of this authority may not exceed a period of five years. Designation of the Zegna Board as the body authorized to issue shares or grant rights to subscribe for shares may be extended by a resolution of the Zegna General Meeting for a period not exceeding five years in each case. The number of shares that may be issued is determined at the time of designation.

No resolution of Zegna’s General Meeting or resolution of the Zegna Board is required to issue shares pursuant to the exercise of a previously granted right to subscribe for shares.

The Zegna General Meeting will adopt a resolution prior to the Closing pursuant to which the Zegna Board will be authorized, for a period of five years from the date of the Closing, to issue Ordinary Shares and grant rights to subscribe for Ordinary Shares up to the authorized share capital from time to time.

Pre-emptive Rights

Under Dutch law and the Zegna Articles of Association, each shareholder will have a pre-emptive right in proportion to the aggregate amount of its Ordinary Shares upon the issuance of new Ordinary Shares or the granting of rights to subscribe for Ordinary Shares. Exceptions to this pre-emptive right include the issuance of new Ordinary Shares or the granting of rights to subscribe for Ordinary Shares: (i) to employees of Zegna or another company of its group; (ii) against payment other than in cash; and (iii) to persons exercising a previously granted right to subscribe for Ordinary Shares. Holders of Zegna Special Voting Shares will not have pre-emptive rights to acquire newly issued Ordinary Shares or Zegna Special Voting Shares and no pre-emptive rights will exist with respect to the issue of Zegna Special Voting Shares. In accordance with Dutch law, pre-emptive rights may be exercised during a period of at least two weeks after the announcement of an issuance of new Ordinary Shares or a grant of rights to subscribe for Ordinary Shares in the Dutch State Gazette.

Zegna’s General Meeting at the proposal of the Zegna Board, or alternatively the Zegna Board if it has been designated to do so by the Zegna General Meeting, will have the authority to resolve on the limitation or exclusion of pre-emptive rights upon an issuance of Ordinary Shares or a grant of rights to subscribe for Ordinary Shares. A resolution of the Zegna General Meeting to limit or exclude pre-emptive rights or to authorize the Zegna Board to do so requires a two-thirds majority of the votes cast if less than half of the issued share capital is represented at a Zegna General Meeting. If half or more of the issued share capital is represented at the meeting, this resolution will be adopted with a simple majority of the votes cast.

Pursuant to Dutch law, the Zegna Board may be designated as the competent body to limit or exclude pre-emption rights for a specified period of time not exceeding five years, but only if the Zegna Board has also been authorized or is simultaneously authorized to issue Ordinary Shares. If a proposal is made by the Zegna Board to the Zegna General Meeting to limit or exclude pre-emptive rights, the reasons for the proposal and the choice of the intended price of issue must be explained in writing.

The Zegna General Meeting will adopt a resolution prior to the Closing pursuant to which the Zegna Board will be authorized, for a period of five years from the Closing Date, to limit or exclude pre-emptive rights in connection with an issuance of Ordinary Shares or grant of rights to subscribe for Ordinary Shares.

Repurchase of Shares

Zegna and each of its subsidiaries may acquire Ordinary Shares and Zegna Special Voting Shares, subject to certain provisions of Dutch law and the Zegna Articles of Association and the articles of association of such subsidiary, as applicable. Ordinary Shares or Zegna Special Voting Shares may be acquired by Zegna or a subsidiary against no consideration or against consideration. Ordinary Shares or Zegna Special Voting Shares

may only be acquired against consideration if (i) Zegna’s shareholders’ equity (eigen vermogen) less the acquisition price is not less than the sum of the paid-up and called-up share capital and any reserves to be maintained by Dutch law or the Zegna Articles of Association, (ii) Zegna and its subsidiaries would not thereafter hold shares or hold shares as pledgee with an aggregate nominal value exceeding 50% of Zegna’s then current issued and outstanding share capital, and (iii) the Zegna Board has been designated to do so by its shareholders at a Zegna General Meeting. The designation of the Zegna Board is not required if Zegna acquires fully paid-up Ordinary Shares for the purpose of transferring these to employees of Zegna under any applicable equity compensation plan.

The Zegna General Meeting will adopt a resolution prior to the Closing to authorize the Zegna Board for a period of 18 months from the Closing Date, to repurchase Ordinary Shares representing up to 10% of Zegna’s issued and outstanding share capital at the time of the repurchase, provided that the Zegna Board will be authorized to repurchase Ordinary Shares representing up to 20% of Zegna’s issued and outstanding share capital at the time of the repurchase if Zegna intends to cancel or reissue the repurchased Ordinary Shares within 12 months from the date of such repurchase.

Reduction of Share Capital

The Zegna General Meeting may resolve to reduce Zegna’s issued and outstanding share capital by a cancellation of shares or by reducing the nominal value of the shares by amending the Zegna Articles of Association. A resolution to cancel shares may only relate to shares held by Zegna itself or all issued shares of any class of Zegna Special Voting Shares. A resolution to cancel all issued shares of any class of Zegna Special Voting Shares will be subject to approval of the meeting of holders of such class of Zegna Special Voting Shares. Cancellation of a class of Zegna Special Voting Shares will take place without the repayment of the nominal value of the class of Zegna Special Voting Shares, which nominal value will be added to the special capital reserve.

Any reduction of the nominal value of the Ordinary Shares or a class of Zegna Special Voting Shares without repayment must be made pro rata on all such shares. Any reduction of the nominal value of the Zegna Special Voting Shares will take place without repayment.

A resolution of the Zegna General Meeting to reduce the share capital will require a majority of at least two-thirds of the votes cast at a Zegna General Meeting if less than half of the issued share capital is represented at the meeting. If half or more of the issued share capital is represented at the meeting, this resolution will be adopted with a simple majority of the votes cast.

In addition, Dutch law contains detailed provisions regarding the reduction of capital. A resolution to reduce the issued and outstanding share capital shall not take effect before a two months creditor opposition period has lapsed.

Transfer of Shares

Pursuant to Dutch law and the Zegna Articles of Association, the transfer of Ordinary Shares or Zegna Special Voting Shares (other than in book-entry form) or the creation of a right in rem on such shares will require a deed intended for that purpose and, save when Zegna is a party to the deed, written acknowledgment by Zegna of the transfer or the creation.

Pursuant to the Zegna Articles of Association, for as long as Ordinary Shares are listed on a regulated foreign stock exchange, the Zegna Board may resolve, in accordance with applicable Dutch law, that the preceding paragraph shall not apply to the Ordinary Shares that are registered in the part of the shareholders register which is kept outside the Netherlands by a registrar appointed by the Zegna Board for the purpose of the listing on such foreign stock exchange and that the property law aspects of such Shares shall be governed by the law of the state of establishment of such stock exchange or by the law of the state in which deliveries and other legal acts under property law relating to the Ordinary Shares can or must be made with the consent of such stock exchange.

Pursuant to Dutch law and the Zegna Articles of Association, the Ordinary Shares are freely transferable. The Ordinary Shares which will be registered in the Loyalty Register to participate in Zegna’s loyalty voting structure will be subject to the transfer restrictions described under “—Terms and Conditions of the Zegna Special Voting Shares—Withdrawal of Zegna Special Voting Shares.”

No Liability to Further Capital Calls

All of the outstanding Ordinary Shares will be fully paid-up and non-assessable.

Discriminating Provisions

There are no provisions in the Zegna Articles of Association that discriminate against a shareholder because of its ownership of a certain number of shares.

Dividends and Other Distributions

Pursuant to Dutch law and the Zegna Articles of Association, the distribution of dividends will take place following the adoption of the annual accounts, from which Zegna will determine whether such distribution is permitted. Zegna may make distributions to its shareholders, whether from profits or from Zegna’s freely distributable reserves, only insofar as Zegna’s shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus any reserves to be maintained by Dutch law or the Zegna Articles of Association.

The Zegna Board may resolve to reserve the profits or part of the profits. Any profits remaining after the reservation referred to in the previous sentence by the Zegna Board will first be applied to allocate and add to the dividend reserve for each class of Zegna Special Voting Shares an amount equal to 1% of the aggregate nominal value of all issued and outstanding Zegna Special Voting Shares of that class. The profits remaining after application of the preceding sentence will be at the disposal of the Zegna General Meeting, which may resolve to add the remaining profits to the reserves or distribute them to the holders of Ordinary Shares. Distributions of dividends will be made to Zegna’s shareholders in proportion to the nominal value of their Ordinary Shares.

Subject to Dutch law and the Zegna Articles of Association, the Zegna Board or the Zegna General Meeting at the proposal of the Zegna Board will be allowed to resolve upon interim distributions on Ordinary Shares. For this purpose, the Zegna Board must prepare an interim statement of assets and liabilities. Such interim statement shall show Zegna’s financial position not earlier than on the first day of the third month before the month in which the resolution to make the interim distribution is announced. An interim dividend can only be paid if (i) an interim statement of assets and liabilities is drawn up showing that the funds available for distribution are sufficient, and (ii) Zegna’s shareholders’ equity exceeds the sum of the paid-up and called-up share capital any reserves to be maintained by Dutch law or the Zegna Articles of Association. Interim distributions will be made in cash, in kind or in the form of Ordinary Shares.

Holders of Zegna Special Voting Shares will not receive any dividends in respect of the Zegna Special Voting Shares; however, Zegna will maintain a separate dividend reserve for each class of Zegna Special Voting Shares for the sole purpose of the allocation of the mandatory minimal profits that accrue to the Zegna Special Voting Shares (as further described under “—Loyalty Voting Structure”). Any distribution out of a special voting shares dividend reserve or the partial or full release of any such reserve will require a prior proposal from the Zegna Board and a resolution of the meeting of holders of the relevant class of Zegna Special Voting Shares, and will be made exclusively to the holders of the relevant class of Zegna Special Voting Shares in proportion to the aggregate nominal value of such relevant class of Zegna Special Voting Shares.

Distributions will be payable on the day determined by the Zegna Board. Distributions will lapse if the distributions are not claimed within five years and one day following the date when they became payable.

Board of Directors

Zegna Board Composition

Pursuant to the Zegna Articles of Association, Zegna will have a one-tier board consisting of one or more Zegna Executive Directors and one or more Zegna Non-Executive Directors. The Zegna Board will determine the number of Zegna Executive Directors and Zegna Non-Executive Directors, provided that the majority of the Zegna Board will consist of Zegna Non-Executive Directors.

The Zegna Board will initially be composed of eleven members, and shall be composed as described in “Board of Directors and Senior Management of Zegna After the Business Combination—Board of Directors of Zegna.”

Exhibit E to the Business Combination Agreement provides that, following the Closing, a majority of the Zegna Board will be comprised of independent Directors, each of whom shall meet the independence requirements under the listing rules of NYSE and the DCGC; provided, that, if one individual nominated by the Zegna Existing Shareholders does not meet such criteria for independence, at least five of the eleven Zegna Directors shall meet such independence requirements, provided further, that the Sponsor Nominee will not be required to meet the independence requirements under the DCGC.

Additionally, Exhibit E to the Business Combination Agreement provides that the Zegna Board will adopt policies to ensure gender representation and diversity on the Zegna Board in accordance with applicable law and in pursuit of best market practices.

The Zegna Executive Directors will primarily be responsible for all day-to-day operations of Zegna. The Zegna Non-Executive Directors will, among others, supervise (i) the Zegna Executive Directors’ policy and performance of duties and (ii) Zegna’s general affairs and its business, and will render advice and direction to the Zegna Executive Directors. The Zegna Non-Executive Directors will furthermore perform any duties allocated to them under or pursuant to Dutch law or the Zegna Articles of Association. The Zegna Executive Directors will timely provide the Zegna Non-Executive Directors will the information they need to carry out their duties.

The Zegna Board may allocate its duties and powers among the Zegna Directors and the committees of the Zegna Board in or in accordance with the Zegna Board Regulations or otherwise in writing.

The Zegna Board may in its discretion grant one of the Non-Executive Directors the title Vice Chairman. The Zegna Board will determine which Non-Executive Director will act as Lead Non-Executive Director and chair (voorzitter) as referred to under Dutch law.

Nomination and Appointment

Zegna Directors will be appointed by the Zegna General Meeting on a binding nomination by the Zegna Board, provided that one Zegna Non-Executive Director will be appointed on a binding nomination by the IIAC Sponsor if at the time of the convocation of the relevant Zegna General Meeting the IIAC Sponsor satisfies the Minimum Holding Requirement. The nomination of the Sponsor Nominee by the IIAC Sponsor is subject to the approval of the Zegna Board in its discretion if he or she will not have previously served as Zegna Director.

The IIAC Sponsor’s right to make a nomination for one Zegna Non-Executive Director will lapse with immediate effect if the Sponsor Group fails to satisfy the Minimum Holding Requirement, provided that if such failure is not caused by a sale or transfer of Ordinary Shares by any member of the Sponsor Group, the IIAC Sponsor’s nomination right will lapse if such failure continues for a period of 20 trading days from the date on which any member of the Sponsor Group had knowledge of such failure. Upon the termination of the nomination right, the Sponsor Nominee (or any temporary Zegna Director replacing a Sponsor Nominee) shall resign from the Zegna Board with immediate effect at the request of Zegna.

The Zegna General Meeting will at all times be allowed to overrule a binding nomination for the appointment of a Zegna Director by a simple majority of the votes cast, representing more than one-third of Zegna’s issued share capital. If a majority of the votes will be cast in favor of overruling the binding nomination, but that majority does not represent more than one third of Zegna’s issued share capital, a new Zegna General Meeting may be convened at which the resolution to overrule the binding nomination may be adopted by a simple majority of the votes cast, regardless of Zegna’s issued share capital represented by that majority.

In the event the binding nomination for the appointment of any Zegna Director other than the Sponsor Nominee will be overruled, the Zegna Board will be allowed to make a new binding nomination to fill the vacancy. In the event that also this binding nomination will be overruled, the Zegna General Meeting shall be free to appoint a Zegna Director to fill the vacancy. In the event the binding nomination for the appointment of the Sponsor Nominee will be overruled, the IIAC Sponsor may make a new binding nomination to fill the vacancy, provided that at the time of the convocation of the relevant Zegna General Meeting, the Sponsor Group satisfies the Minimum Holding Requirement.

Term of Office; Suspension; Dismissal; Conflict of Interest

Each Zegna Director will be appointed for a term ending at the close of the first annual Zegna General Meeting following his or her appointment. Each Zegna Director may be reappointed.

The Zegna General Meeting may at all times suspend or dismiss a Zegna Director. Such resolution will require a majority of at least two-thirds of the votes cast, representing more than half of Zegna’s issued share capital, or, if such resolution will be proposed by the Zegna Board, by a simple majority of the votes cast, representing more than half of Zegna’s issued share capital. A Zegna Director will not participate in the deliberations and decision-making process if such Zegna Director has a direct or indirect personal conflict of interest with Zegna and its associated business enterprise. If the Zegna Board is unable to adopt a resolution as a result of all Zegna Directors being unable to participate in the deliberations and decision-making process due to a conflict of interest, the resolution may nevertheless by adopted by the Zegna Board.

Liability of Directors

Pursuant to Dutch law, each Zegna Director may be held jointly and severally liable to Zegna for damages in the event of improper or negligent performance of his or her duties. Furthermore, Zegna Directors may be held liable to third parties based on tort pursuant to certain provisions of the Dutch Civil Code. All Zegna Directors will be jointly and severally liable for failure of one or more co-directors. An individual Zegna Director will only be exempt from liability if he or she proves that he or she cannot be held culpable for the mismanagement and that he or she has not been negligent in seeking to prevent the consequences of the mismanagement. In this regard a Zegna Director may, however, refer to the allocation of tasks among the Zegna Directors.

Board Regulations

Pursuant to the Zegna Articles of Association, the Zegna Board shall adopt regulations dealing with its internal organization, the manner in which decisions are taken, the composition, the duties and organization of committees of the Zegna Board and any other matters concerning the Zegna Board, Zegna Directors and committees established by the Zegna Board.

Decision-making

Pursuant to the Zegna Board Regulations, the Zegna Board will strive to adopt its resolutions by unanimous vote. If this is not possible, resolutions will be adopted by a majority of votes cast, unless provided otherwise by the Zegna Board Resolutions. In the event of a tied vote, the proposal will be rejected, unless the Zegna Board Regulations provide otherwise. Each Zegna Director shall have one vote.

Pursuant to the Zegna Board Regulations, the Zegna Board will only adopt resolutions at a meeting if the majority of the directors entitled to vote is present or represented at the meeting. If the Lead Non-Executive Director and the Chairperson believe there is an urgent situation that requires an immediate resolution by the Zegna Board, they may decide that the aforementioned quorum requirement does not apply provided that (i) at least two Directors entitled to vote are present or represented at the meeting including at least one Executive Director (if any such Executive Director is entitled to vote on the matters being considered), and (ii) reasonable efforts have been made to involve the other Directors in the decision-making.

The Zegna Articles of Association and Dutch law provide that resolutions of the Zegna Board regarding an important change in Zegna’s identity or character or its associated business enterprise are subject to the approval of the Zegna General Meeting. Such resolutions include in any event: (i) the transfer of the business of Zegna or practically the entire business of Zegna to a third party; (ii) concluding or cancelling a long-lasting cooperation of Zegna or a subsidiary with another legal entity or company or as a fully liable partner in a partnership, provided that the cooperation or cancellation is of material significance to Zegna; and (iii) acquiring or disposing of a participating interest in the share capital of a company with a value of at least one-third of Zegna’s assets, as shown in the consolidated balance sheet with explanatory notes according to the last adopted annual accounts, by Zegna or a subsidiary.

Representation

The Zegna Board as a whole and any Zegna Executive Director acting individually will be authorized to represent Zegna. The Zegna Board may authorize one or more persons, whether or not employed by Zegna, to represent Zegna on a continuing basis or authorize in a different manner one or more persons to represent Zegna.

Indemnification of Zegna Directors and Officers

Under Dutch law, indemnification provisions may be included in a company’s articles of association. Pursuant to the Zegna Articles of Association, Zegna will be required to indemnify any and all of the Zegna Directors, officers, former Zegna Directors, former officers and any person who may have served at its request as a director or officer of a subsidiary of Zegna, who were or are made a party or are threatened to be made a party or are involved in, any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative or investigative (each, a “Proceeding”), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding against any and all liabilities, damages, documented expenses (including attorney’s fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Notwithstanding the above, no indemnification will be made in respect of any claim, issue or matter as to which any of the above-mentioned indemnified persons will be adjudged in a final and non-appealable decision to be liable for gross negligence or willful misconduct in the performance of such person’s duty to Zegna. This indemnification by Zegna will not be exclusive of any other rights to which those indemnified may be entitled otherwise.

Loyalty Voting Structure

Effective as of the Conversion, Zegna will adopt a loyalty voting structure, in order to strengthen the stability of Zegna and foster the development and the continuous involvement of a stable base of long-term Zegna shareholders.

The Zegna Special Voting Shares will be governed by the provisions included in the Zegna Articles of Association and the Terms and Conditions of the Zegna Special Voting Shares. These documents will govern the issuance, allocation, acquisition, conversion, sale, holding, repurchase and transfer of the Zegna Special Voting Shares and certain aspects of the registration of the Ordinary Shares in the Loyalty Register.

The loyalty voting structure will provide the Zegna shareholders with the opportunity to participate in the loyalty voting structure by requesting Zegna to register all or some of their Ordinary Shares in a separate part of the shareholders’ register (the “Loyalty Register”). The registration of Ordinary Shares in the Loyalty Register will block such shares from trading on the NYSE. If a number of Ordinary Shares have been registered in the Loyalty Register for an uninterrupted period of two years in the name of the same shareholder, such shares become eligible to receive Zegna Special Voting Shares A. The relevant shareholder will receive one Zegna Special Voting Share A per eligible Ordinary Share. Each Zegna Special Voting Share A will automatically be converted into a Zegna Special Voting Share B and each Zegna Special Voting Share B will automatically be converted into a Zegna Special Voting Share C, upon the issuance of the relevant conversion statement by Zegna. The requirements for the conversions are:

•

after holding a number of Ordinary Shares for an uninterrupted period of five years following the registration of such number of Ordinary Shares in the Loyalty Register, and without such number of Ordinary Shares being de-registered from the Loyalty Register in such period, each Zegna Special Voting Share A corresponding to such number of Ordinary Shares will automatically be converted into a Zegna Special Voting Share B; and

•

after holding a number of Ordinary Shares for an uninterrupted period of ten years following the registration of such number of Ordinary Shares in the Loyalty Register, and without such number of Ordinary Shares being de-registered from the Loyalty Register in such period, each Zegna Special Voting Share B corresponding to such number of Ordinary Shares will automatically be converted into a Zegna Special Voting Share C.

Each class of Zegna Special Voting Shares will entitle the relevant holders to the following number of votes, in addition to the voting rights attached to each Ordinary Share:

•	each Zegna Special Voting Share A will entitle its holder with one extra vote;

•	each Zegna Special Voting Share B will entitle its holder with four extra votes; and

•	each Zegna Special Voting Share C will entitle its holder with nine extra votes.

If, at any time, a number of Ordinary Shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder will lose its entitlement to hold a corresponding number of Zegna Special Voting Shares.

A holder of Ordinary Shares registered in the Loyalty Register will be allowed to request the de-registration of some or all of the number of such shares from the Loyalty Register at any time, which will allow such shareholder to freely trade such shares. From the moment of such a request, the holder of the Ordinary Shares registered in the Loyalty Register will be considered to have waived his or her rights to cast any votes associated with the Zegna Special Voting Shares to be de-registered from the Loyalty Register. Upon the de-registration from the Loyalty Register, the holder of the relevant number of Ordinary Shares will cease to be entitled to receive Zegna Special Voting Shares. Any de-registration request will automatically trigger a mandatory transfer requirement pursuant to which the relevant Zegna Special Voting Shares will be acquired by Zegna for no consideration (om niet) in accordance with the Terms and Conditions of the Zegna Special Voting Shares.

The Ordinary Shares will be freely transferable (subject to the limitations described under “—Transfer of Shares” above). However, any transfer or disposal of Ordinary Shares registered in the Loyalty Register not permitted by the Terms and Conditions of the Zegna Special Voting Shares will trigger the de-registration of such shares from the Loyalty Register and the transfer of all relevant Zegna Special Voting Shares to Zegna.

The Zegna Special Voting Shares will not be admitted to listing and are transferable only in very limited circumstances (including, among other things, transfers to certain affiliates or to relatives through succession, donation or other transfers, provided that the corresponding Ordinary Shares registered in the Loyalty

Register are also transferred to such party, or transfers with the approval of the Zegna Board). In particular, no shareholder will be allowed to, directly or indirectly: (a) sell, dispose of, trade or transfer any Zegna Special Voting Shares or otherwise grant any right or interest in any Zegna Special Voting Share, other than as permitted pursuant to the Zegna Articles of Association or the Terms and Conditions of Zegna Special Voting Shares; or (b) establish or permit to establish any pledge, lien, fixed or floating charge or other encumbrance over any Zegna Special Voting Share or any interest in any Zegna Special Voting Share.

The purpose of the loyalty voting structure is to grant long-term shareholders extra voting rights by means of granting Zegna Special Voting Shares, without entitling such shareholders to any economic rights, other than those pertaining to the Ordinary Shares. However, under Dutch law, the Zegna Special Voting Shares cannot be totally excluded from economic entitlements. As a result, pursuant to the Zegna Articles of Association, holders of Zegna Special Voting Shares will be entitled to a minimum dividend, which is allocated to separate special voting shares dividend reserves. Any distribution out of a special voting shares dividend reserve or the partial or full release of any such reserve will require a prior proposal from the Zegna Board and a resolution of the meeting of holders of the relevant class of Zegna Special Voting Shares, and will be made exclusively to the holders of the relevant class of Zegna Special Voting Shares in proportion to the aggregate nominal value of the relevant class of their Zegna Special Voting Shares. The powers to vote upon the distribution from the special voting shares dividend reserve and the cancellation of all issued Zegna Special Voting Shares of a specific class are the only powers that are granted to the meeting of holders of Zegna Special Voting Shares of the relevant class pursuant to Zegna Articles of Association.

The Zegna Board will be allowed to amend the Terms and Conditions of the Zegna Special Voting Shares, provided, however, that any material, not merely technical amendment will be subject to approval of the Zegna General Meeting, unless such amendment is required to ensure compliance with applicable laws and or stock exchange rules.

Zegna Special Voting Shares Foundation

Pursuant to the Zegna Articles of Association, a Dutch foundation (stichting) (the “SVS Foundation”) will have the right to subscribe for a number of Zegna Special Voting Shares A, Zegna Special Voting Shares B and Zegna Special Voting Shares C up to the number of such class of Zegna Special Voting Shares included in Zegna’s authorized share capital from time to time. The SVS Foundation will only be allowed to exercise the option right to facilitate the loyalty voting structure as will be set forth in the Zegna Articles of Association and the Terms and Conditions of the Zegna Special Voting Shares. The option right will be granted to the SVS Foundation for an unlimited period and is intended to ensure that holders of eligible Ordinary Shares in the future will receive their Zegna Special Voting Shares without requiring a resolution from the Zegna General Meeting. Under the structure of the SVS Foundation, once a shareholder of Zegna will become entitled to receive Zegna Special Voting Shares A, Zegna will issue such Zegna Special Voting Shares A to the SVS Foundation pursuant to the SVS Foundation’s exercise of its option right and, thereafter, the SVS Foundation will transfer the Zegna Special Voting Shares A to such shareholder. To the extent required, and only if Zegna fails to issue a conversion statement, the SVS Foundation will have the right to subscribe for Special Voting Shares B and Special Voting Shares C to facilitate the loyalty voting structure

Terms and Conditions of the Zegna Special Voting Shares

The Terms and Conditions of the Zegna Special Voting Shares will apply to the issuance, allocation, acquisition, conversion, sale, holding, repurchase and transfer of the Zegna Special Voting Shares and certain aspects of the registration of the Ordinary Shares in the Loyalty Register.

Special Capital Reserve

Zegna will maintain a special capital reserve, exclusively for the purpose of facilitating the issuance, conversion, or cancellation of the Zegna Special Voting Shares. The amounts required to maintain the special capital reserve will be charged against Zegna’s share premium reserve. Without prejudice to the next sentence, no distributions shall be made from the special capital reserve. The Zegna Board will be authorized to resolve upon (i) any distribution out of the special capital reserve to pay-up the Zegna Special Voting Shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserves Zegna will maintain.

Withdrawal of Zegna Special Voting Shares

Following a mandatory transfer to Zegna of Zegna Special Voting Shares after a de-registration of eligible Ordinary Shares from the Loyalty Register, Zegna will be allowed to continue to hold the Zegna Special Voting Shares as treasury shares, but will not be entitled to vote on any such treasury shares. Alternatively, Zegna will be allowed to withdraw and cancel the Zegna Special Voting Shares held in treasury, as a result of which the nominal value of such shares will be added to the special capital reserve. Zegna will also be allowed to cancel all issued and outstanding Zegna Special Voting Shares of a specific class, subject to approval of the meeting of holders of the relevant class of Zegna Special Voting Shares. Consequently, the loyalty voting feature will terminate, and the relevant Ordinary Shares will be de-registered from the Loyalty Register. No shareholder, who will be required to transfer Zegna Special Voting Shares to Zegna pursuant to the Terms and Conditions of the Zegna Special Voting Shares will be entitled to any consideration for such Zegna Special Voting Shares and each shareholder will expressly waive any rights in that respect as a condition to participation in the loyalty voting structure.

Change of Control

A shareholder with Ordinary Shares registered in the Loyalty Register must promptly notify Zegna in the event of a change of control (as such term will be defined in the Terms and Conditions of the Zegna Special Voting Shares) with respect to such shareholder and must make a de-registration request with respect to all his or her Ordinary Shares registered in the Loyalty Register. The de-registration request leads to a withdrawal of the Zegna Special Voting Shares as described under “—Withdrawal of Zegna Special Voting Shares.” Notwithstanding Zegna not receiving any such notification, it will be allowed, upon becoming aware of a Change of Control, initiate the de-registration of the relevant shareholder’s Ordinary Shares from the Loyalty Register.

IIAC Sponsor Approval

Pursuant to the Zegna Articles of Association, approval of the IIAC Sponsor will be required for resolutions of the Zegna Board concerning the following matters, provided that the IIAC Sponsor satisfies the Minimum Holding Requirement:

•

making a proposal to the Zegna General Meeting concerning any amendment of the Zegna Articles of Association which adversely affects the rights of the IIAC Sponsor specifically (as opposed to its rights arising from the ownership of Ordinary Shares or Zegna Special Voting Shares that are shared on a pro rata basis by the other holders of the same class);

•	cessation or material alteration of the principal business of Zegna, including a material change to its corporate purpose, or change of jurisdiction of organization;

•	expansion of the Zegna Board to more than fifteen members without granting the IIAC Sponsor the right to nominate an additional Zegna Director to preserve its proportional representation;

•	dissolution or termination of any standing committee of the Zegna Board;

•	deregistration of Zegna or delisting of the Ordinary Shares from the NYSE; and

•

making a proposal to the Zegna General Meeting for the appointment or removal of Zegna’s independent auditors, but only if the replacement is not from among Deloitte, Ernst & Young, KPMG or PriceWaterhouseCoopers.

The IIAC Sponsor’s approval in connection with any of the foregoing matters may be provided (a) in a signed writing by the IIAC Sponsor delivered to Zegna or (b) with the affirmative vote of the Sponsor Nominee on the relevant Zegna Board resolution.

The IIAC Sponsor’s approval rights described above will lapse with immediate effect if the Sponsor Group fails to satisfy the Minimum Holding Requirement, provided that if such failure is not caused by a sale or transfer of Ordinary Shares by a member of the Sponsor Group, the IIAC Sponsor’s approval rights will lapse if such failure continues for a period of 20 trading days from the date on which any members of the Sponsor Group had knowledge of such failure.

Zegna General Meetings

Zegna General Meetings will be held in Amsterdam, Haarlemmermeer (Schiphol Airport), The Hague or Rotterdam, the Netherlands. The annual Zegna General Meeting shall be held no later than six months after the end of the financial year on the date and at the place mentioned in the convocation notice. Additional extraordinary Zegna General Meetings may also be held whenever considered appropriate by the Zegna Board. Pursuant to Dutch law, one or more shareholders, who solely or jointly represent at least 10% of the issued and outstanding share capital, may request the Zegna Board to convene a Zegna General Meeting. If the Zegna Board has not taken the steps necessary to ensure that a Zegna General Meeting is held within the relevant statutory period after the request, the requesting person(s) may, at his/her/their request, be authorized by a court in preliminary relief proceedings to convene a Zegna General Meeting.

Zegna General Meetings shall be convened by a notice, which shall include an agenda stating the items to be discussed, including for the annual Zegna General Meeting, among other things, the discussion and adoption of the annual accounts, appropriation of Zegna’s profits, and proposals relating to the Zegna Board, including the appointment or re-appointment of Zegna Directors and the filling of any vacancies in the Zegna Board. In addition, the agenda shall include such items as have been included therein by the Zegna Board. One or more of shareholders, alone or together, representing at least 3% of the issued and outstanding share capital may also request to include items in the agenda of a Zegna General Meeting. Requests must be made in writing and received by the Zegna Board at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those which have been included in the agenda. In accordance with the DCGC, a shareholder may only request the inclusion of an item on the agenda after consulting the Zegna Board in that respect. If one or more of Zegna’s shareholders intend to request that an item be put on the agenda for a Zegna General Meeting that may result in a change in Zegna’s strategy, pursuant to the DCGC, the Zegna Board may invoke a response time of a maximum of 180 days until the day of the Zegna General Meeting. Recently, a statutory response time, similar to the aforementioned response time under the DCGC, but with a maximum of 250 days became effective in the Netherlands. The Zegna General Meeting is presided over by the Chairperson or, if the Chairperson is absent or no Zegna Director has been designated as Chairperson, by the Lead Non-Executive Director. The Zegna Directors may attend a Zegna General Meeting in person or by electronic means of communication. The chairperson of the meeting may decide at his or her discretion to admit other persons to the meeting.

The external auditor of Zegna may attend the annual Zegna General Meeting in which the annual accounts are discussed.

Record Date

When convening a Zegna General Meeting, the Zegna Board will be allowed to determine that persons with the right to vote or attend such meeting will be considered those persons who have these rights at the 28th day prior to the date of the meeting (the “Zegna Record Date”) and are registered as such in a register to be designated by the Zegna Board for such purpose, regardless of whether they will have these rights at the date of the meeting. In order for a person to be able to attend a Zegna General Meeting and to have the right to vote in such meeting, such person must notify Zegna in writing of his or her intention to do so no later than on the day and in the manner mentioned in the convocation notice for the Zegna General Meeting.

Voting Rights and Quorum at Zegna General Meetings

Each Ordinary Share and each Zegna Special Voting Share A will confer the right to cast one vote, each Zegna Special Voting Share B will confer the right to cast four votes and each Zegna Special Voting Share C will confer the right to cast nine votes in a Zegna General Meeting, for more information about the Zegna Special Voting Shares, please refer to “—Loyalty Voting Structure.” No votes may be cast at a Zegna General Meeting on shares held by Zegna or Zegna’s subsidiaries. Nonetheless, the holders of a right of usufruct in respect of Ordinary Shares are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was acquired by Zegna or any of Zegna’s subsidiaries. Zegna may not cast votes on shares in respect of which Zegna or a subsidiary holds a right of usufruct or a right of pledge. Ordinary Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shares on which votes may be cast, or the amount of the share capital that is present or represented at a Zegna General Meeting. Unless Dutch law or the Zegna Articles of Association state otherwise, all resolutions adopted at the Zegna General Meeting will be adopted with a simple majority of the votes cast.

No quorum requirements apply.

Pursuant to Dutch law, when determining the extent to which shareholders vote, are present or represented, or the extent to which the share capital is present or represented, no account shall be taken of shares in respect of which the law or the Articles of Association provide that no votes may be cast.

Meetings of Holders of Shares of a Specific Class

Meetings of holders of shares of a specific class will be held whenever the Zegna Board calls such meetings.

Meetings of holders of shares of a specific class may be convened no later than on the sixth day before the day of such meeting. The provisions applicable to Zegna General Meetings, except those concerning the frequency, notice period and the Zegna Record Date, will apply mutatis mutandis to the meetings of holders of shares of a specific class. See “—Voting Rights and Quorum at Zegna General Meetings.”

Annual Accounts and Independent Auditor

Zegna’s financial year will coincide with the calendar year. Within five months after the end of each financial year, which period may be extended with five months upon a resolution of the Zegna General Meeting on grounds of special circumstances, the Zegna Board will prepare and publish the annual accounts, consisting of a balance sheet, a profit and loss account and explanatory notes and which must be accompanied by a management report and auditor’s report, alongside any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of the NYSE. All Zegna Directors are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated.

The annual accounts are to be adopted by the Zegna General Meeting. The annual accounts, the management report and independent auditor’s report will be made available at Zegna’s address to the shareholders for review as from the day of the notice convening the Zegna General Meeting at which they are discussed.

Amendments to the Zegna Articles of Association

A resolution of the Zegna General Meeting to amend the Zegna Articles of Association may only be adopted by the Zegna General Meeting at the proposal of the Zegna Board, which proposal is subject to IIAC Sponsor’s approval if any amendment adversely affects the rights of the IIAC Sponsor specifically, as described under “—IIAC Sponsor Approval.” A resolution regarding the amendment of the Zegna Articles of Association will require a simple majority of the votes cast.

Dissolution and Liquidation

Zegna may only be dissolved by a resolution of the Zegna General Meeting at the proposal of the Zegna Board. If a resolution to dissolve Zegna is to be submitted to the Zegna General Meeting, this must in all cases be stated in the convocation notice for the relevant Zegna General Meeting. If the Zegna General Meeting resolves to dissolve Zegna, the members of the Zegna Board will be charged with the liquidation of the business of Zegna, unless the Zegna General Meeting resolves otherwise at the proposal of the Zegna Board. During liquidation, the provisions of the Articles of Association will remain in force as long as possible.

If Zegna is dissolved and liquidated, whatever remains of Zegna’s equity after all its debts have been satisfied will be divided. Firstly, the balance of the dividend reserve for each class of Zegna Special Voting Shares will be for the benefit of the holders of Zegna Special Voting Shares of that class in proportion to the aggregate nominal value of the class of their Zegna Special Voting Shares. Any balance remaining will be for the benefit of the holders of Ordinary Shares in proportion to the aggregate nominal value of Ordinary Shares held by each of them.

Squeeze Out

Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who, for his or her own account, holds at least 95% of Zegna’s issued and outstanding share capital may initiate proceedings against the other shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Dutch Enterprise Chamber (Ondernemingskamer) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil procedure (Wetboek van Burgerlijke Rechtsvordering). The Dutch Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one to three expert(s) who will offer an opinion to the Dutch Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Dutch Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him or her. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a Dutch national daily newspaper.

Financial Reporting under Dutch Law

The Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving, the “FRSA”), applies to Zegna’s financial reporting. Under the FRSA, the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten, “AFM”) supervises the application of financial reporting standards by, among others, companies whose corporate seats are in the Netherlands and whose securities are listed on a regulated market within the EU or on an equivalent third (non-EU) country market. As Zegna will have its corporate seat in the Netherlands and the Ordinary Shares will be listed on the NYSE, the FRSA will be applicable to Zegna.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from Zegna regarding the application of the applicable financial reporting standards if, based on publicly known facts or circumstances, it has reason to doubt Zegna’s financial reporting meets such standards and (ii) recommend to Zegna that it makes available further explanations. If Zegna does not comply with such a request or recommendation, the AFM may request that the Dutch Enterprise Chamber orders Zegna to (i) provide an explanation on the way it has applied the applicable financial reporting standards to its financial reports or (ii) prepare its financial reports in accordance with the Dutch Enterprise Chamber’s instructions.

Certain Insider Trading and Market Manipulation Laws

Dutch law contains rules intended to prevent insider trading and market manipulation.

On July 3, 2016, the Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 (the “MAR”) replaced all of the Dutch market abuse rules. The MAR does not apply to Zegna or to the Ordinary Shares as the Ordinary Shares will solely be listed on the NYSE, a stock exchange outside the European Economic Area. As a result, there are no EU rules or Dutch rules applicable to Zegna relating to market abuse, such as insider trading, tipping, market manipulation and notification rules for director dealings.

Certain Disclosure and Reporting Obligations of Zegna Directors, Officers and Shareholders of Zegna

Following the Conversion, Zegna Directors, officers, and shareholders of Zegna will be subject to certain disclosure and reporting obligations under Dutch law. The following is a description of the general disclosure obligations of Zegna Directors, officers, and shareholders under Dutch law as such laws exist as of the date of this document and should not be viewed as legal advice for specific circumstances.

As Zegna will have its corporate seat in the Netherlands and will have its Ordinary Shares listed on an equivalent third (non-EU) country market to a regulated market (e.g., NYSE), Zegna is subject to the DCGC. The DCGC contains both principles and suggested governance provisions for one-tier boards, executive and non-executive directors, shareholders and general meetings, financial reporting, auditors, disclosure compliance and enforcement standards.

The DCGC is based on a “comply or explain” principle. Accordingly, Zegna is required to disclose in its management report publicly filed in the Netherlands, whether or not it is complying with the various provisions of the DCGC. If Zegna does not comply with one or more of those provisions (e.g., because of a conflicting NYSE requirement or U.S. market practice), Zegna is required to explain the reasons for such non-compliance.

While Zegna intends to endorse the principles and best practice provisions of the DCGC, it is envisaged that Zegna will not apply the following best practice provision of the DCGC:

•

although (i) the Chief Executive Officer may be granted the title Chairperson, and (ii) the Zegna Board may appoint a non-executive Director with the title Vice-Chairman, the Chief Executive Officer will not qualify as a chairperson within the meaning of best practice provision 2.3.6 of the DCGC and the Vice-Chairman will not qualify as a vice-chairman within the meaning of best practice provision 2.3.7 of the DCGC. The Zegna Board will however grant a Zegna Non-Executive Director the title Lead Non-Executive Director, who shall serve as the chairperson of the Zegna Board under Dutch law and within the meaning of best practice provision 2.3.6 of the DCGC. Pursuant to the Zegna Articles of Association, the Lead Non-Executive Director will preside a Zegna General Meeting in the absence of the Chairperson. Therefore, it is believed that this is sufficient to ensure that the functions assigned to the chairperson or the vice-chairman by the DCGC are properly discharged.

Exchange Controls

Under Dutch law, there are no exchange control restrictions on investments in, or payments on, the Ordinary Shares. There are no special restrictions in the Zegna Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote the Ordinary Shares.

Zegna Warrants

At the Effective Time, pursuant to the Warrant Assumption Agreement, IIAC will assign to Zegna all of IIAC’s right, title and interest in and to the Warrant Agreement (as amended) and Zegna will assume, and agree to pay, perform, satisfy and discharge in full, all of IIAC’s liabilities and obligations under the Warrant Agreement (as amended) arising from and after the Effective Time.

The Zegna Warrants are governed by the Warrant Agreement, as modified by the Warrant Assumption Agreement. Immediately following the completion of the Business Combination, there will be 13,416,667 Zegna Public Warrants outstanding and 6,700,000 Zegna Private Placement Warrants outstanding. Only whole Zegna

Warrants may be exercised at a given time by warrant holders. Each whole Zegna Warrant entitles the holder thereof to purchase one (1) Ordinary Share at a price of $11.50 per share, subject to adjustment as described in Section 4 of the Warrant Agreement. Zegna Warrants may be exercised only during the period commencing on the date that is thirty (30) days after the consummation of the transactions contemplated by the Business Combination Agreement, and terminating at 5:00 p.m., Eastern Time on the earlier to occur of: (x) the date that is five (5) years after the date on which the Business Combination is completed, (y) the liquidation of Zegna, or (z) the redemption date as provided in the Warrant Agreement.

The exercise price and number of Ordinary Shares issuable on exercise of the Zegna Warrants will be adjusted in certain circumstances described in the Warrant Agreement, including in the event of a share dividend, extraordinary dividend or Zegna’s recapitalization, reorganization, merger or consolidation.

Zegna Public Warrants

At the Effective Time, each outstanding IIAC Public Warrant will be converted to and become a Zegna Public Warrant giving the holder the right to purchase one Ordinary Share, subject to the same terms and conditions as the IIAC Public Warrants.

Redemption of warrants when the price per Ordinary Share equals or exceeds $18.00

Pursuant to the Warrant Agreement, once the Zegna Public Warrants become exercisable, they may be redeemed (i) in whole and not in part, (ii) at a price of $0.01 per warrant, (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder, (iv) if, and only if, the last reported sale price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to each warrant holder, and (v) if, and only if, there is an effective registration statement covering the shares issuable upon exercise of the warrants and a current prospectus relating thereto is available throughout the 30-day period after the written notice of redemption is given.

When the Zegna Public Warrants become redeemable, Zegna will be able to exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per Ordinary Share equals or exceeds $10.00

Once the Zegna Public Warrants become exercisable, they may be redeemed (i) in whole and not in part, (ii) at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that warrant holders will be able to exercise their warrants on a cashless basis prior to redemption and receive a specified number of Ordinary Shares based on the redemption date and the “fair market value” of the Ordinary Shares, (iii) if, and only if, the last reported sale price of the Ordinary Shares equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to each warrant holder, and (iv) if the last reported sale price of the Ordinary Shares is less than $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to each warrant holder, the Zegna Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Zegna Public Warrants.

For purposes of the foregoing, “fair market value” of the Ordinary Shares means the volume weighted average price of Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. Zegna will provide the warrant holders with the final fair market value no later than one business day after the 10 trading day period described above ends.

Zegna Private Placement Warrants

At the Effective Time, each outstanding IIAC Private Placement Warrants will be exchanged for the issuance by Zegna of one Zegna Private Placement Warrant giving the holder the right to purchase one Ordinary Share, subject to the same terms and conditions as the IIAC Private Placement Warrants.

The Zegna Private Placement Warrants are identical in terms to the Zegna Public Warrants, except that so long as the Zegna Private Placement Warrants are held by IIAC Sponsor or its permitted transferees, the Zegna Private Placement Warrants (and the Ordinary Shares issuable upon exercise of these warrants) may not be transferred, assigned or sold until 30 days after the Closing, subject to certain limited exceptions. Additionally, the Zegna Private Placement Warrants may be exercised by the holders on a cashless basis and will not be redeemable so long as they are held by IIAC Sponsor or its permitted transferees. If the Zegna Private Placement Warrants are held by someone other than IIAC Sponsor or its permitted transferees, such warrants will be redeemable and exercisable by such holders on the same basis as the Zegna Public Warrants.

The foregoing description of the Zegna Warrants is qualified in its entirety by reference to the full text of the Warrant Agreement and the Warrant Assumption Agreement.

COMPARISON OF SHAREHOLDER RIGHTS

This section describes the material differences between the rights of IIAC shareholders before the consummation of the Business Combination, and the rights of Zegna shareholders after the Business Combination. These differences in shareholder rights result from the differences between Cayman Islands and Dutch law and the respective governing documents of IIAC and Zegna.

This section does not include a complete description of all differences among such rights, nor does it include a complete description of such rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist. IIAC shareholders are urged to carefully read the relevant provisions of the Cayman Islands Companies Act, the Dutch Civil Code, the Dutch Financial Supervision Act, IIAC’s amended and restated memorandum and articles of association and the forms of the Zegna Articles of Association that will be in effect as of the Conversion (which will substantially reflect the relevant terms set forth in Exhibit E to the Business Combination Agreement and such other terms and conditions that may be mutually agreed and are reasonably satisfactory to Zegna and IIAC). References in this section to the Zegna Articles of Association are references thereto as they will be in effect following the Conversion. The Zegna Articles of Association may be amended after the Conversion by amendment in accordance with their terms. If the Zegna Articles of Association are amended, the below summary may cease to accurately reflect the Zegna Articles of Association as so amended.

Rights of IIAC Shareholders	Rights of Zegna Shareholders

Authorized Capital

IIAC is authorized to issue up to 500,000,000 shares, each with a par value of $0.0001 per share, consisting of (i) 500,000,000 Class A Shares, (ii) 50,000,000 Class B Shares and (iii) 5,000,000 preference shares. As of June 30, 2021, 2021, there were 40,250,000 Class A Shares, 10,062,500 Class B Shares, and no preferred shares issued and outstanding.	The Zegna Articles of Association will provide for an authorized share capital of €[●], divided into (i) [●] Ordinary Shares with a nominal value of €0.02 each, [●] Zegna Special Voting Shares A with a nominal value of €0.02 each, [●] Zegna Special Voting Shares B with a nominal value of €0.08 each and [●] Zegna Special Voting Shares C with a nominal value of €0.18 each.

Voting Rights

The IIAC amended and restated memorandum and articles of association provides that the holders of shares of IIAC shall have one vote for every share of which they are the holder on each matter properly submitted to the shareholders on which the holders are entitled to vote.	Pursuant to the Zegna Articles of Association, the Zegna shareholders will have (i) one vote for each Ordinary Share or Zegna Special Voting Share A, (ii) four votes for each Zegna Special Voting Share B, and (iii) nine votes for each Zegna Special Voting Share C.

Appraisal / Dissenters’ Rights

Under certain circumstances, shareholders may dissent to a merger of a Cayman Islands company by following the procedure set out in the Cayman Islands Companies Act. Where dissenter rights apply, dissenters to a merger are entitled to receive fair market value for their shares.

The concept of appraisal rights does not exist under Dutch law.

However, a shareholder who for his, her or its own account (or together with its group companies) holds at least 95% of the company’s issued share capital may institute proceedings against the company’s other shareholders jointly for the transfer of their shares to such shareholder. The proceedings are held

Rights of IIAC Shareholders	Rights of Zegna Shareholders

before the Dutch Enterprise Chamber. The Dutch Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Dutch Enterprise Chamber on the value to be paid.

Furthermore, to the extent the acquiring company in a cross-border merger is organized under the laws of another European Economic Area member state, a shareholder of a non-surviving Dutch company who has voted against the cross-border merger may make a claim with the Dutch company for compensation. The compensation is to be determined by one or more independent experts, subject to certain exceptions.

Dividends

The directors of IIAC may resolve to pay dividends and other distributions on shares in issue and authorize payment of the dividends or other distributions. Dividends may be paid out of profits, share premium or any other sources permitted under Cayman Islands law.

Distributions may be made to the extent Zegna’s shareholders’ equity exceeds the sum of the paid-up and called-up portion of the share capital and the reserves that must be maintained in accordance with Dutch law and the Zegna Articles of Association.

Following (i) the adoption of Zegna’s annual accounts, (ii) any reservations of profits by the Zegna Board and (iii) the allocation to the dividend reserve for each class of Zegna Special Voting Shares of 1% of the aggregate nominal value of all issued and outstanding Zegna Special Voting Shares of that class, the Zegna General Meeting may resolve to make distributions in accordance with the provisions of Dutch law and the Zegna Articles of Association.

The Zegna Board, or the Zegna General Meeting at the proposal of the Zegna Board, will have the power to declare one or more interim distributions, subject to certain provisions of Dutch law and certain conditions set forth in the Zegna Articles of Association.

Purchase and Repurchase of Shares

Subject to the Cayman Islands Companies Act or applicable stock exchange or other regulatory rules, IIAC may purchase its own shares (including any redeemable shares) in such manner and on such other terms as the directors determine at the time of such purchase.	Subject to Dutch law and the Zegna Articles of Association, Ordinary Shares or Zegna Special Voting Shares may be acquired by Zegna either against no consideration or against consideration. Ordinary Shares or Zegna Special Voting Shares may only be acquired against consideration if (i) Zegna’s shareholders’ equity less the acquisition price is not less than the sum of the paid-up and called-up share capital and any reserves to be maintained by Dutch law or the Zegna Articles of Association, (ii) Zegna and its subsidiaries would not thereafter hold shares

Rights of IIAC Shareholders	Rights of Zegna Shareholders
or hold shares as pledgee with an aggregate nominal value exceeding 50% of Zegna’s then current issued and outstanding share capital, and (iii) the Zegna Board has been designated to do so by its shareholders at a Zegna General Meeting.

Redemption Rights

Upon consummation of the initial business combination, the IIAC amended and restated memorandum and articles of association provides holders of the Class A Shares with the opportunity to redeem their Class A Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two (2) business days prior to the consummation of the initial business combination, including interest (net of taxes payable), divided by the number of then- outstanding Class A Shares provided that IIAC shall not repurchase Class A Shares in an amount that would cause IIAC’s net tangible assets to be less than $5,000,001.

If IIAC seeks to amend any provision of the amended and restated memorandum and articles of association that would affect the substance or timing of IIAC’s obligation to redeem 100% of the public shareholders’ Class A Shares if IIAC has not consummated an initial business combination within twenty-four months after the date of the closing of the IIAC IPO, IIAC must provide public shareholders with the opportunity to redeem their Class A Shares in connection with such vote. IIAC will redeem the public shareholders’ Class A Shares and liquidate if it does not complete a business combination by November 23, 2022.

After consummation of the initial business combination, holders of Class A Shares are not entitled to redemption rights with respect to their Class A Shares.

Holders of Ordinary Shares and Zegna Special Voting Shares will not have redemption rights.

Preemptive Rights

None.

Under Dutch law and the Zegna Articles of Association, each Zegna shareholder will have a pre-emption right in proportion to the aggregate amount of its Ordinary Shares upon the issuance of new Ordinary Shares or the granting of rights to subscribe for Ordinary Shares, subject to certain exemptions.

Holders of Zegna Special Voting Shares will not have pre-emptive rights to acquire newly issued Ordinary Shares or Zegna Special Voting Shares and no pre-emptive rights will exist with respect to the issue of Zegna Special Voting Shares.

Rights of IIAC Shareholders	Rights of Zegna Shareholders

Amendments to Governing Documents

Amendment of any provision of the IIAC amended and restated memorandum and articles of association requires a special resolution, meaning a resolution passed by holders of at least two-thirds of the outstanding IIAC Ordinary Shares that are entitled to vote and that vote in a general meeting. IIAC Sponsor and IIAC’s executive officers and directors have agreed that they will not propose any amendment to the IIAC amended and restated memorandum and articles of association that would affect the substance or timing of IIAC’s obligation to redeem 100% of its public shares if IIAC does not complete its initial business combination by November 23, 2022 (24 months after the closing of the IIAC IPO), unless IIAC provides public shareholders with the opportunity to redeem their shares upon approval of any such amendment. The provisions of the IIAC amended and restated memorandum and articles of association relating to the election of directors prior to the business combination may only be amended by a special resolution passed by holders representing a majority of the outstanding Class B Shares. IIAC may, by a vote of a majority of the IIAC Ordinary Shares voted:

•   Increase its share capital;

•   Consolidate and divide all or any of its share capital into shares of larger amount;

•   Convert all or any of its paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination;

•   By subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the memorandum of IIAC or into shares without par value; and

•   Cancel any shares that have not been taken or agreed to be taken by any person.

In all other instances, the IIAC amended and restated memorandum and articles of association may be amended by a special resolution of holders of two-thirds of the IIAC Ordinary Shares voted or by unanimous written consent of all holders entitled to vote.

At the proposal of the Zegna Board, the Zegna General Meeting may resolve to amend the Zegna Articles of Association with a simple majority of the votes cast with due observance of the Zegna Articles of Association. The proposal by the Zegna Board is subject to IIAC Sponsor approval if any amendment adversely affects the rights of the IIAC Sponsor specifically.

Number of Directors

The IIAC amended and restated memorandum and articles of association provides that, unless otherwise determined by a vote of a majority of the IIAC Ordinary Shares voted, the minimum number of directors shall be one.	Pursuant to the Zegna Articles of Association, the Zegna Board consists of one or more Zegna Executive Directors and one or more Zegna Non-Executive Directors. The Zegna Board will determine the number of Zegna Executive Directors and Zegna Non-Executive Directors, provided that the majority of the Zegna Board will consist of Zegna Non-Executive Directors.

Rights of IIAC Shareholders	Rights of Zegna Shareholders

Classes of Directors

The IIAC amended and restated memorandum and articles of association provide the directors shall be divided into three classes: Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible.

The Class I directors stand appointed for a term expiring at IIAC’s first annual general meeting, the Class II directors stand appointed for a term expiring at IIAC’s second annual general meeting and the Class III directors stand elected for a term expiring at IIAC’s third annual general meeting. Commencing at IIAC’s first annual general meeting, and at each annual general meeting thereafter, directors appointed to succeed those directors whose terms expire shall be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment.

The Zegna Board will not have classes of directors.

Nomination of Directors

The IIAC amended and restated memorandum and articles of association provides that shareholders seeking to nominate candidates for election as directors at the annual general meeting must deliver notice to the principal executive officers of IIAC not later than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

Zegna Directors will be appointed by the Zegna General Meeting on a binding nomination by the Zegna Board, provided that one Zegna Non-Executive Director will be appointed on a binding nomination by the IIAC Sponsor if at the time of the convocation of the relevant Zegna General Meeting the Sponsor Group satisfies the Minimum Holding Requirement.

The nomination of the Sponsor Nominee is subject to approval of the Zegna Board in its discretion if such nominee will not have previously served as Zegna Director.

Election of Directors

The IIAC amended and restated memorandum and articles of association provides that prior to the initial business combination, a vote of the majority of the Class B Shares outstanding will be required to appoint any person as director of IIAC. After an initial business combination, a vote of a majority of the IIAC Ordinary Shares outstanding will be required to appoint any person as director of IIAC. The directors of IIAC may appoint any person to be an additional director provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors.	Zegna Directors will be appointed by the Zegna General Meeting with a simple majority of the votes cast.

Removal of Directors

The IIAC amended and restated memorandum and articles of association provides that a director may be removed if: (i) he is prohibited by the law of the Cayman Islands from acting as a director;	The Zegna General Meeting may at all times dismiss a Zegna Director. A resolution to dismiss a Zegna Director other than at the proposal of the Zegna Board requires a two-thirds majority of the votes cast, representing more than half of the issued share capital. If no resolution can be adopted as a consequence of the fact that half of the issued and

Rights of IIAC Shareholders	Rights of Zegna Shareholders

(ii) he is made bankrupt or makes an arrangement or composition with his creditors generally;

(iii) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(iv) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise;

(v) without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months; or

(vi) all of the other directors (being not less than two in number) determine that he should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the IIAC amended and restated memorandum and articles of association or by a resolution in writing signed by all of the other directors.

The IIAC amended and restated memorandum and articles of association provides that prior to the initial business combination, a vote of a majority of the Class B Shares will be required to remove a director. After an initial business combination, a vote of a majority of the IIAC Ordinary Shares outstanding will be required to remove any person as director of IIAC.

outstanding share capital or less is represented, a second Zegna General Meeting as referred to in article 2:120(3) of the Dutch Civil Code cannot be convened.

Filling of Board Vacancies

The IIAC amended and restated memorandum and articles of association provides that the directors may appoint any person as director of IIAC to fill a vacancy.

Pursuant to the Zegna Articles of Association, in case of any vacancy on the Zegna Board or the inability to act of a Zegna Director, a temporary Zegna Director may be appointed by the Zegna Board.

In case of any vacancy of the seat of the Sponsor Nominee, the IIAC Sponsor may request the Zegna Board to replace such Sponsor Nominee with a temporary Zegna Director nominated in writing by the IIAC Sponsor, which nomination will be subject to the approval of the Zegna Board in its discretion.

Compensation of Directors

The IIAC amended and restated memorandum and articles of association provides that the directors shall determine any compensation of the directors; provided, that no compensation shall be paid to any director prior to the consummation of the initial business combination.	Zegna will have a policy in respect of the remuneration of Zegna Executive Directors and Zegna Non-Executive Directors. The Zegna Articles of Association will provide that the remuneration of the Zegna Executive Directors will be determined by the Zegna Board and the remuneration of the Zegna Non-Executive Directors by the Zegna Non-Executive Directors, all in accordance with the remuneration policy adopted by the Zegna General Meeting at the proposal of the Zegna Board.

Rights of IIAC Shareholders	Rights of Zegna Shareholders

Manner of Acting by Board

The IIAC amended and restated memorandum and articles of association provides that the affirmative vote by a majority of votes at a meeting of the directors is an act by the IIAC Board.	Each Zegna Director will have one vote. The Zegna Board will adopt its resolutions by a simple majority of the votes cast in a meeting at which a majority of the Zegna Directors entitled to vote is present or represented, unless the Zegna Board Regulations provide otherwise. In a tied vote, the proposal is rejected, unless the Zegna Board Regulations provide otherwise.

Special Meetings of the Board

The IIAC amended and restated memorandum and articles of association provides that a director may, and the secretary of IIAC on the direction of a director shall, call a meeting of the directors by at least five days’ notice to every director. Notice may be waived.	Under the Zegna Board Regulations, Zegna Board meetings will be held as often as the Lead Non-Executive Director or the Chief Executive Officer request, provided that the Zegna Board will meet no less than four times per year. Meetings will be convened in a timely manner.

Director Action by Written Consent

The IIAC amended and restated memorandum and articles of association provides that a resolution in writing signed by all the directors shall be valid and effective as if it had been passed at a meeting of the directors.	The Zegna Board Regulations will provide that the Zegna Board may adopt resolutions without holding a Zegna Board meeting, provided that such resolutions are adopted in writing or by reproducible electronic communication and all Zegna Directors entitled to vote have consented to adopting the resolution without holding a Zegna Board meeting.

Annual Shareholders’ Meetings

The IIAC amended and restated memorandum and articles of association provides that all matters be determined by the vote of a majority of the votes cast by the shareholders present in person, participating by conference telephone, or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the IIAC amended and restated memorandum and articles of association, the Cayman Islands Company Act or applicable stock exchange rules, a different vote is required, in which case such provision governs and controls the decision of such matter.	The annual Zegna General Meeting will be held at least once a year and within six months after the end of the fiscal year. Zegna General Meetings will take place in Amsterdam, Haarlemmermeer (Schiphol Airport), The Hague or Rotterdam, the Netherlands. Resolutions of the Zegna General Meeting are adopted by a simple majority of the votes cast, unless Dutch law or the Zegna Articles of Association provide otherwise.

Extraordinary Shareholders’ Meetings

The amended and restated memorandum and articles of association provides that a general meeting may be called by the directors at any time and shall be called on a shareholder of IIAC’s proper requisition.

Zegna General Meetings (other than the annual Zegna General Meeting) will be held when required by Dutch law and otherwise as often as the Zegna Board deems necessary.

One or more shareholders solely or jointly representing at least 10% of the issued and outstanding share capital may request the Zegna Board to convene a Zegna General Meeting. If the Zegna Board has not taken the steps necessary to

Rights of IIAC Shareholders	Rights of Zegna Shareholders
ensure that the Zegna General Meeting could be held within six weeks after the request, the requesting shareholders may be authorized by the Dutch court to convene a Zegna General Meeting, subject to the fulfillment of certain requirements.

Notice and Record Date of Shareholder / Shareholders’ Meetings

The amended and restated memorandum and articles of association requires that notice of a general meeting be given not less than five clear days before the date of the meeting. The notice must state (i) the place, date and hour of the meeting (ii) if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting; (iii) subject to paragraph (iv), the general nature of the business to be transacted; and (v) if a resolution is proposed as a special resolution, the text of that resolution.

The Zegna Articles of Association will provide that Zegna General Meetings will be called by the Zegna Board, in such manner as is required to comply with Dutch law and the applicable stock exchange regulations, no later than on the fifteenth day prior to the day of the meeting.

When convening a Zegna General Meeting, the Zegna Board will be allowed to determine that persons with the right to vote or attend such meeting will be considered those persons who have these rights at the 28th day prior to the day of the meeting and are registered as such in a register to be designated by the Zegna Board for such purpose, regardless of whether they will have these rights at the date of the meeting.

Quorum and Actions

The IIAC amended and restated memorandum and articles of association provides that business may only be transacted at a general meeting if a quorum is present, such quorum being one or more shareholders who together hold 50% of the shares entitled to vote as of the record date at such meeting.	Pursuant to the Zegna Articles of Association, no quorum requirements apply to the decision-making by the Zegna General Meeting.

Shareholder Action Without Meeting

The IIAC amended and restated memorandum and articles of association provides that action of the shareholders may be taken by unanimous written consent in lieu of a meeting.	The adoption of resolutions of the Zegna General Meeting outside a meeting and by unanimous written consent is not provided for in the Zegna Articles of Association as this would practically not be feasible because such resolution would require the consent of each individual shareholder.

Indemnification of Directors and Officers

The IIAC amended and restated memorandum and articles of association provides that each current and former director and officer of IIAC (which includes auditors of IIAC) shall be indemnified against:

(i) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former secretary or officer in or about the conduct of IIAC’s business or affairs or in the execution or discharge of the existing or former secretary’s or officer’s duties, powers, authorities or discretions; and

Pursuant to the Zegna Articles of Association, Zegna will be required to indemnify any and all of the Zegna Directors, officers, former Zegna Directors, former officers and any person who may have served at its request as a director or officer of a subsidiary of Zegna, who were or are made a party or are threatened to be made a party or are involved in, any threatened, pending or completed Proceeding, or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding against any and all liabilities, damages, documented expenses (including attorney’s fees), financial effects

Rights of IIAC Shareholders	Rights of Zegna Shareholders

(ii) without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning IIAC or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former secretary or officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, willful default or willful neglect.

of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Notwithstanding the above, no indemnification will be made in respect of any claim, issue or matter as to which any of the above-mentioned indemnified persons will be adjudged in a final and non-appealable decision to be liable for gross negligence or willful misconduct in the performance of such person’s duty to Zegna. This indemnification by Zegna will not be exclusive of any other rights to which those indemnified may be entitled otherwise.

Limitation on Liability of Directors

The IIAC amended and restated memorandum and articles of association provides that IIAC may by special resolution release any existing or former director (including alternate director), secretary or other officer of IIAC from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own actual fraud, willful default or willful neglect.

Under Dutch law, the Zegna Directors may be held jointly and severally liable to Zegna for damages in the event of improper performance of their duties. In addition, they may be held liable to third parties for any actions that may give rise to tort.

The Zegna General Meeting may resolve to annually discharge the Zegna Directors, to release them from any loss, damage or right to compensate arising out or in connection with the exercise of their duties and which appear from the books of Zegna.

The Zegna Articles of Association include an indemnity provision. See “Indemnification of Directors and Officers” above.

Dissolution/Liquidation

The IIAC amended and restated memorandum and articles of association provides that in the event that IIAC does not consummate a business combination by twenty-four months after the closing of the IIAC IPO IIAC shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Shares issued in the IIAC IPO, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay liquidation expenses), divided by the number of then outstanding Shares issued in the IIAC IPO, which redemption will completely extinguish public shareholders rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of IIAC’s remaining shareholders and the IIAC Board, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Pursuant to the Zegna Articles of Association, Zegna may only be dissolved by a resolution of the Zegna General Meeting at the proposal of the Zegna Board. If Zegna will be dissolved and liquidated, the liquidation is carried out by the Zegna Board, unless the Zegna General Meeting resolves otherwise at the proposal of the Zegna Board. During liquidation, the provisions of the Articles of Association will remain in force as long as possible.

If Zegna will be dissolved and liquidated, whatever remains of Zegna’s equity after all its debts have been satisfied will be divided. Firstly, the balance of the dividend reserve for each class of Zegna Special Voting Shares will be for the benefit of the holders of Zegna Special Voting Shares of that class in proportion to the aggregate nominal value of the class of their Zegna Special Voting Shares. Any balance remaining will be for the benefit of the holders of Ordinary Shares in proportion to the aggregate nominal value of Ordinary Shares held by each of them.

Rights of IIAC Shareholders	Rights of Zegna Shareholders

Rights of Inspection

The IIAC amended and restated memorandum and articles of association provides that no shareholder (not being a director) shall have any right of inspecting any account or book or document of IIAC except as conferred by the Cayman Islands Companies Act or authorized by the directors or by IIAC in general meeting.	Shareholders will be provided, at the Zegna General Meeting, with all information that the shareholders reasonably require for the exercise of their powers, unless doing so would be contrary to an overriding interest of Zegna or its stakeholders. Zegna must give reason to shareholders for electing not to provide such information on the basis of an overriding interest. In principle, shareholders have no right to obtain specific information they would like to receive outside a Zegna General Meeting.

Derivative Shareholder Suits

IIAC’s Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) IIAC officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•  a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•  the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•  those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against IIAC where the individual rights of that shareholder have been infringed or are about to be infringed.

In the event that a third party is liable to Zegna, only Zegna itself can bring civil action against that party. The individual shareholders do not have the right to bring an action on behalf of Zegna. Only in the event that the cause for the liability of a third party to Zegna also constitutes a tortious act directly against a shareholder, that shareholder does have an individual right of action against such third party in its own name.

The Netherlands has two specific collective redress regimes: collective settlements procedure (WCAM) and collective actions. The collective action may result in a declaratory judgment (verklaring voor recht) or an order for payment of monetary damages. Such collective action is only open to foundations or associations that satisfy certain requirements. The foundation or association and the defendant may also reach a settlement. Under the WCAM procedure, the Amsterdam court may declare such settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

Conflict of Interest Transactions

The IIAC amended and restated memorandum and articles of association provides that, unless permitted by the amended and restated memorandum and articles of association, a director may not have a direct or indirect interest or duty which conflicts or may possibly conflict with the interests of IIAC.

However, the amended and restated memorandum and articles of association provides that if a director discloses to his fellow directors the nature and extent of any material interest or duty in accordance with the amended and restated memorandum and articles of association he may:

(a) be a party to, or otherwise interested in, any transaction or arrangement with IIAC or in which IIAC is or may otherwise be interested; or

Pursuant to Dutch law and the Zegna Articles of Association, a Zegna Director shall not participate in the deliberations and decision-making process of a certain matter if he or she has a direct or indirect personal conflict of interest with Zegna and its associated business enterprise.

If the Zegna Board is unable to adopt a resolution as a result of all Zegna Directors being unable to participate in the deliberations and decision-making process due to a conflict of interest, that resolution may nevertheless be adopted by the Zegna Board and the previous paragraph does not apply.

Zegna Directors with a conflict of interest remain authorized to represent Zegna, with due observance of the Zegna Articles of Association. However, the relevant Zegna Director may under certain circumstances be held personally liable for any

Rights of IIAC Shareholders	Rights of Zegna Shareholders

(b) be interested in another body corporate promoted by IIAC or in which IIAC is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate.

If a director has made such a disclosure, then he shall not, by reason only of his office, be accountable to IIAC for any benefit that he derives from any such transaction or arrangement or from any such office or employment or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

damage suffered by Zegna as a consequence of entering into a certain transaction or legal act.

Listing

The IIAC Class A Shares trade on NYSE.	The Ordinary Shares will be listed on the NYSE.

Anti-Takeover Provisions

The IIAC amended and restated memorandum and articles of association provides that, the directors shall be divided into three classes: Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible. The existing directors shall by resolution classify themselves as Class I, Class II or Class III directors. The Class I Directors shall stand elected for a term expiring at IIAC’s first annual general meeting, the Class II directors shall stand elected for a term expiring at IIAC’s second annual general meeting and the Class III directors shall stand elected for a term expiring at IIAC’s third annual general meeting. Commencing at IIAC’s first annual general meeting, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified.

Subject to the provisions of the Cayman Islands Companies Act, the IIAC amended and restated memorandum and articles of association and the rules of NYSE, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), issue, grant options over or otherwise deal with any unissued Shares of IIAC to such persons, at such times and on such terms and conditions as they may decide, save that the directors may not allot, issue, grant options over or otherwise deal with any unissued Shares to the extent that it may affect the ability of IIAC to carry out a Class B Share Conversion as described in the IIAC amended and restated memorandum and articles of association.

Under Dutch law, various response measures for a company against takeovers are possible and permissible within the boundaries set by Dutch law and Dutch case law. Zegna will adopt several procedures and other requirements that may have the effect of making a takeover of Zegna more difficult or less attractive, including the below:

•  for a five-year period following the Closing Date, the Zegna Board will be authorized by the Zegna General Meeting to issue Ordinary Shares and to limit or exclude pre-emptive rights in that regard, which could enable Zegna to dilute the holding of an acquirer by issuing Ordinary Shares to third parties and, thus, make it more difficult for a shareholder or potential acquirer to obtain control over Zegna;

•  the Zegna Articles of Association will provide that Zegna Directors will be appointed upon a binding nomination, which nomination may only be overruled by the Zegna General Meeting by a simple majority of the votes cast, representing more than one-third of Zegna’s issued share capital;

•  the Zegna Articles of Association will provide that the dismissal of Zegna Directors, unless proposed by the Zegna Board, requires a majority of at least two-thirds of the votes cast, representing more than half of Zegna’s issued share capital; and

•  the Zegna Articles of Association will provide that certain matters, including the

Rights of IIAC Shareholders	Rights of Zegna Shareholders

The directors may so deal with the unissued Shares of IIAC:

(a) either at a premium or at par; or

(b) with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

IIAC may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in IIAC at such times and on such terms and conditions as the directors may decide.

amendment of the Zegna Articles of Association, may only be resolved upon by the Zegna General Meeting at the proposal of the Zegna Board.

SHARES ELIGIBLE FOR FUTURE SALE

The Ordinary Shares and the Zegna Public Warrants to be issued to IIAC Shareholders in connection with the Business Combination will be freely transferable by persons other than Zegna’s affiliates without restrictions under the Securities Act, subject to the restrictions described below.

Rule 144

Ordinary Shares and Zegna Public Warrants received in the Business Combination by persons who become affiliates of Zegna for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of Zegna generally include individuals or entities that control, are controlled by or are under common control with, Zegna and may include the directors and executive officers of Zegna, as well as its principal shareholders.

Pursuant to Rule 144, a person who has beneficially owned restricted Ordinary Shares or Zegna Public Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of Zegna’s affiliates at the time of, or at any time during the three months preceding, a sale and (ii) Zegna is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as Zegna was required to file reports) preceding the sale. Persons who have beneficially owned restricted Ordinary Shares or Zegna Public Warrants for at least six months but who are Zegna’s affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of ordinary shares then outstanding; or

•	the average weekly reported trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by Zegna’s affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about Zegna.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than current reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, although Zegna will be a new registrant, Ordinary Shares and Zegna Public Warrants may not be eligible for sale pursuant to Rule 144 without registration until one year after Zegna filed a Form 20-F including Form 10 type information after the Closing.

Lock-up Agreement

The Ordinary Shares issued to the IIAC Initial Shareholders and the FPA Purchaser in connection with the Business Combination will be subject to certain restrictions on transfer as described in “The Business Combination Agreement and Ancillary Documents—Ancillary Documents—Lock-Up Agreement.”

The Ordinary Shares acquired by certain PIPE Investors in connection with the PIPE Financing will be subject to certain restrictions on transfer.

Escrowed Shares

The Escrowed Shares will be held in escrow and subject to the following release conditions: (i) 70% of the Escrowed Shares will be released to the IIAC Initial Shareholders when the share price of Zegna equals or exceeds $12.50 per share for any twenty trading days within any consecutive thirty trading day period commencing after the Closing and (ii) the remaining 30% of the Escrowed Shares will be released when the share price of Zegna equals or exceeds $15.00 per share for any twenty trading days within any consecutive thirty trading day period commencing after the Closing. Notwithstanding the foregoing, any Escrowed Shares not released in accordance with such conditions after the lapse of the seven-year anniversary of the Closing will be repurchased by Zegna for no consideration, and none of the IIAC Initial Shareholders shall have any rights with respect to such Escrowed Shares During the escrow period, the IIAC Initial Shareholders shall not be entitled to vote or to receive dividends on the escrowed shares. Any Escrowed Shares not released in accordance with the release conditions after the lapse of the seven-year anniversary of the Closing will be repurchased by Zegna for no consideration, and none of the IIAC Initial Shareholders shall have any rights with respect to such Escrowed Shares.

Registration Rights

Certain persons who will be holders of the Ordinary Shares immediately after consummation of the Business Combination, including the IIAC Initial Shareholders and the FPA Purchaser, will be entitled to registration rights pursuant to the Registration Rights Agreement. For additional detail on the Registration Rights Agreement, see “The Business Combination Agreement and Ancillary Documents—Ancillary Documents—Registration Rights Agreement.”

In addition, the PIPE Investors have certain registration rights under the Subscription Agreements. For additional detail on the Subscription Agreements, see “The Business Combination Agreement and Ancillary Documents—Ancillary Documents—Subscription Agreements.”

Listing of Zegna Securities

Zegna intends to apply to list the Ordinary Shares and the Zegna Public Warrants on NYSE under the symbols “ZGN” and “ZGN.W,” respectively, upon the Closing.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

IIAC Relationships and Related Party Transactions

Founder Shares

On September 10, 2020, IIAC Sponsor purchased 10,062,500 Class B Shares for an aggregate purchase price of $25,000, or approximately $0.002 per share. In November 2020, IIAC Sponsor transferred 75,000 Class B Shares to Mr. Ermotti and 25,000 Class B Shares to each of Mr. Roscini and Ms. Whelan. The Founder Shares are identical to the Class A Shares included in the public units, except that (i) the Founder Shares are subject to certain transfer restrictions, (ii) the Initial Shareholders, officers and directors of IIAC have entered into a letter agreement with IIAC, pursuant to which they have agreed (a) to waive their redemption rights with respect to their Founder Shares and public shares owned in connection with the completion of an initial business combination, (b) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if IIAC fails to complete an initial business combination by November 23, 2022 (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if IIAC fails to complete its initial business combination within such time period), and (c) to vote their Founder Shares and any public shares purchased during or after the IIAC IPO in favor of the Business Combination and (iii) the Founder Shares are automatically convertible into Class A Shares at the time of the Business Combination on a one-for-one basis, subject to adjustment pursuant to the anti-dilution provisions contained in IIAC’s amended and restated memorandum and articles of association.

IIAC Private Placement Warrants

Simultaneously with the closing of the IIAC IPO, IIAC Sponsor purchased 6,000,000 IIAC Private Placement Warrants to IIAC Sponsor, each whole warrant exercisable to purchase one Class A Share at $11.50 per share at a price of $1.50 per Private Placement Warrant generating gross proceeds of $9,000,000. Simultaneously with the sale of the Over-Allotment Units, IIAC completed the private sale of an aggregate of 700,000 IIAC Private Placement Warrants to IIAC Sponsor, generating gross proceeds of $1,100,000. IIAC Private Placement Warrants may not be redeemed by IIAC so long as they are held by IIAC Sponsor or its permitted transferees. If any IIAC Private Placement Warrants are transferred to holders other than IIAC Sponsor or its permitted transferees, such IIAC Private Placement Warrants will be redeemable by IIAC and exercisable by the holders on the same basis as the public warrants included in the units sold in the IIAC IPO. IIAC Sponsor or its permitted transferees have the option to exercise the IIAC Private Placement Warrants on a cashless basis.

If IIAC does not complete an initial business combination by November 23, 2022, certain of the proceeds of the sale of the IIAC Private Placement Warrants will be used to fund the redemption of the Class A Shares (subject to the requirements of applicable law) and the IIAC Private Placement Warrants will expire worthless.

Related Party Loans

On September 10, 2020, the IIAC Sponsor agreed to loan IIAC an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to the Promissory Note. This loan was non-interest bearing and payable upon the earlier of March 31, 2021, or the completion of the Initial Public Offering. IIAC had borrowed approximately $127,000 in the aggregate under the Promissory Note, which was repaid in full on December 11, 2020.

In order to finance transaction costs in connection with a Business Combination, the IIAC Sponsor or an affiliate of the IIAC Sponsor, or certain of IIAC’s officers and directors may, but are not obligated to, loan IIAC funds as may be required. If IIAC completes a Business Combination, IIAC may repay the Working Capital Loans out of the proceeds of the Trust Account released to IIAC. Up to $1,500,000 of the Working Capital Loans may be converted into warrants to purchase Class A Shares at a conversion price of $1.50 per warrant at the option of Sponsor. If Sponsor elects such conversion, the terms of the warrants issued in connection with such conversion would be identical to the IIAC Private Placement Warrants. The Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, IIAC may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest.

On January 15, 2021 and on April 19, 2021, IIAC entered into the Additional Promissory Notes with Sponsor pursuant to which Sponsor agreed to loan IIAC up to an aggregate principal amount of $1,250,000, as a Working Capital Loan. Each of the Additional Promissory Notes is non-interest bearing and due on the earlier of (i) November 23, 2022 or (ii) the effective date of a Business Combination. Pursuant to the Sponsor Letter Agreement, IIAC and IIAC Sponsor have agreed not to convert the Working Capital Loans into warrants without the consent of Zegna.

Forward Purchase Agreement

On November 18, 2020, IIAC entered into the Forward Purchase Agreement with Strategic Holding Group S.à.r.l., an affiliate of the IIAC Sponsor, which was amended on July 26, 2021, pursuant to which such affiliate has committed to purchase 22,500,000 of the Class A Shares for an aggregate amount of €184,500,000, in a private placement that would be consummated on the Closing Date, prior to the Merger, the PIPE Financing, the Capital Distribution and the Share Repurchase, and following the Conversion.

Registration Rights

Holders of the Founder Shares and IIAC Private Placement Warrants hold registration rights pursuant to a registration rights agreement. The holders of these securities are entitled to make up to three demands that IIAC register the IIAC Private Placement Warrants, Class A Shares underlying the IIAC Private Placement Warrants and Class B Shares. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed by IIAC subsequent to completion of its initial business combination and rights to require IIAC to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that IIAC will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock up period. IIAC will bear the expenses incurred in connection with the filing of any such registration statements.

At the Closing, Zegna will enter into the Registration Rights Agreement, with the Zegna Shareholders, the IIAC Initial Shareholders and the FPA Purchaser, which will amend and restate the existing registration rights agreement. Pursuant to the Registration Rights Agreement, the IIAC Initial Shareholders and the FPA Purchase, an affiliate of the IIAC Sponsor will be entitled to certain registration rights. For more information about the Registration Rights Agreement, please see the section entitled “The Business Combination Agreement and Ancillary Documents—Ancillary Documents—Registration Rights Agreement.”

Administrative Services Agreement

On November 23, 2020, IIAC entered into an agreement to pay monthly recurring expenses of $10,000 for office space, administrative and support services to IIAC Sponsor effective November 18, 2020. The agreement terminates upon the earlier of the completion of an initial business combination or the liquidation of IIAC. For the six month period ended June 30, 2021 and the year ended December 31, 2020, IIAC incurred expenses of $60,000 and $14,000 under this agreement.

Zegna Relationships and Related Party Transactions

Zegna from time to time engages in transactions with related parties, including intra-group transactions. These related parties include entities and individuals that may be capable of exercising control or significant influence over Zegna and its subsidiaries, including other companies controlled by Monterubello, as well as Zegna’s unconsolidated subsidiaries. In addition, members of the Zegna Board and Zegna’s board of statutory auditors and senior managers and their respective families may also be considered related parties. Transactions with related parties for the most part are commercial transactions undertaken in the ordinary course of business and on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Please see Note 40 (Related parties transactions) within the notes to the Zegna Annual Consolidated Financial Statements for further details on Zegna’s related party transactions.

Transactions with related companies include:

•	the supply of industrial services relating to finishing of fabrics by Finissaggio e Tintoria Ferraris S.p.A.;

•	the purchase of raw materials, mainly wool, from G. Schneider S.A.;

•	the supply of industrial services related to the combing of natural fibers by Pettinatura di Verrone S.r.l.;

•	an interest-bearing loan amounting to €5 million expiring in March 2022 with PKB Bank AG;

•

licensing transactions with Tom Ford International LLC for the production and distribution of luxury men’s ready to wear and made to measure clothing, footwear and accessories under the Tom Ford label; and

•

financial loans and a guarantee granted to Tom Ford International LLC. Between 2012 and 2014 Zegna granted a loan in various tranches to Tom Ford International LLC, at an annual interest rate ranging between 3% and 4% depending on the tranche and maturing in February 2020; during the period between 2018 and 2020, the largest amount outstanding was $45 million; the loan was repaid in full by Tom Ford International LLC at maturity in February 2020. Following repayment of such loan, Zegna provided a financial guarantee in connection with Tom Ford International LLC’s payment obligations under a bank loan, for an amount of $7.5 million, which remains effective. No amounts have been claimed under such guarantee. In addition, in September 2016 Zegna made an unsecured loan to Tom Ford International LLC in various tranches at an annual interest rate equal to the 3-month LIBOR plus a 3.5% margin, maturing in 2023; approximately $1.7 million remains outstanding on that loan.

Zegna carries out transactions with Fondazione Zegna, a charitable organization which provides an opportunity for charitable work by the Zegna family and Zegna employees, supporting and funding projects in cooperation with no-profit organizations operating in various fields and parts of the world. Several members of the Zegna family are members of the board of Fondazione Zegna. Zegna’s contributions to Fondazione Zegna amounted to €200 thousand in 2020, €999 thousand in 2019 and €940 thousand in 2018.

In accordance with IAS 24, transactions with related parties also include compensation paid to members of the Zegna Board, Zegna’s board of statutory auditors and executives with strategic responsibilities.

In connection with the purchase by Zegna of an 85% equity interest in Thom Browne Inc. in 2018, Zegna acquired 267.7959 shares in Thom Browne from Mr. Domenico De Sole for an aggregate purchase price of approximately €17.7 million, which was paid in two tranches.

On January 14, 2021, Zegna, having considered all circumstances including the potential for a successful restructuring of the Agnona business, transferred a 70% equity interest in Agnona S.r.l. to Stefano Aimone for consideration of €1. The Business Combination Agreement contemplates that Zegna will make certain cash contributions to Agnona S.r.l. prior to the Closing.

On June 1, 2021, Zegna acquired an additional 5% interest in its subsidiary Thom Browne Inc. from Mr. Thom Browne, for a purchase price of $37.4 million. In addition, under a put option agreement between Zegna and Mr. Thom Browne, dated as of August 25, 2018, as subsequently amended and supplemented, Mr. Thom Browne has the right, but not the obligation, to sell to Zegna up to 550.9674 shares of common stock of Thom Browne Inc. (representing the remaining 10% interest in the company held by Mr. Thom Browne) over the period between 2024 and 2030 (subject to potential deferral until 2032 in case certain performance targets are not met) at a purchase price to be calculated based on a multiple of certain Thom Browne’s performance indicators in the fiscal year most recently ended prior to the relevant sale.

In connection with the signing of the Business Combination Agreement, certain of Zegna’s related parties (including certain directors and officers and affiliates of Monterubello) entered into PIPE Subscription Agreements with Zegna and IIAC to subscribe for Ordinary Shares at the closing of the Business Combination, on the same terms as for PIPE Investors which are not Zegna related parties. The amount of each such subscription is immaterial. Under the terms of the PIPE Subscription Agreements, such related parties are entitled to certain registration rights in respect of their Ordinary Shares.

During the third quarter of 2021, Zegna intends to complete the disposition of certain of its businesses, through the demerger to its existing shareholders of (i) its real estate business, consisting of Zegna’s subsidiary E.Z. Real Estate S.r.l., which directly and indirectly holds substantially all of Zegna’s real estate assets, as well as certain properties owned by Lanificio Ermenegildo Zegna e Figli S.p.A., including part of Lanificio Ermenegildo Zegna e Figli S.p.A.’s industrial building located in Valdilana and hydroelectric plants, and (ii) its 10% equity interest in Elah Dufour S.p.A. and certain related contractual rights and obligations. Most of the real estate properties directly or indirectly owned by E.Z. Real Estate S.r.l. are, and will continue to be, leased to Zegna. Following the Demerger, Zegna will continue to pay rent to E.Z. Real Estate S.r.l. or its relevant subsidiaries under the relevant lease agreements. With respect to Lanificio’s industrial building located in Valdilana that will form part of the Demerger, new arrangements will be put in place following the Demerger to ensure the continued use by Zegna of such property. In addition, following the Demerger Zegna will enter into arrangements governing the continuing relationship with Oasi Zegna, which are expected to contemplate the payment by Zegna of approximately €2 million per year for licensing and other services.

Prior to the closing of the Business Combination, Zegna has agreed to sell to an entity beneficially owned by members of Mr. De Sole’s family which provides certain consultancy services to Zegna, treasury shares representing approximately 0.4% of Zegna’s issued share capital prior to the Conversion for a purchase price of approximately €2.2 million. Such purchase price is expected to be financed through a loan from an affiliated company bearing interest at a rate of 1% per annum (subject to adjustment).

Zegna has adopted a written policy governing the review, approval or ratification of related party transactions, which is aimed at ensuring the transparency and fairness of such transactions. Such written policy does not apply to the compensation of the members of the Zegna Board, Board of Statutory Auditors and executives with strategic responsibilities. Following the Closing, Zegna expects that its Audit Committee will be responsible for, among other things, the approval of the related party transactions policy and the approval and/or ratification of related party transactions in accordance with such policy. In addition, the Remuneration Committee will assist and advise the Zegna Board with respect to the compensation of the Zegna Directors and executive officers.

BENEFICIAL OWNERSHIP

Beneficial Ownership of Zegna Securities

The following table sets forth information regarding (i) the actual beneficial ownership of Zegna Pre-Conversion Ordinary Shares as of August 27, 2021 and (ii) expected beneficial ownership of Ordinary Shares immediately following the Closing, assuming that no public shares of IIAC are redeemed and subject to the additional assumptions set out below (the “no redemption scenario”), and alternatively that 25,250,000 public shares of IIAC are redeemed and subject to the additional assumptions set out below (the “maximum redemption scenario”), by (a) each person who is known, or is expected to be (as applicable), the beneficial owner of more than 5% of the issued and outstanding shares, (b) each of Zegna’s current senior managers and directors, and (c) each person who is expected to become a Zegna Director or a senior manager of Zegna following the Closing.

Monterubello is the controlling shareholder of Zegna through its 97.7% shareholding interest in Zegna’s issued and outstanding share capital (as of August 27, 2021). Monterubello is expected to continue to be the controlling shareholder of Zegna following the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of Zegna Pre-Conversion Ordinary Shares is based on 4,049,449 Zegna Pre-Conversion Ordinary Shares issued and outstanding as of August 27, 2021 (excluding 250,551 Zegna Pre-Conversion Ordinary Shares held in treasury) and on the information in Zegna’s shareholder register and other sources available to it.

The expected beneficial ownership of Ordinary Shares post-Business Combination in the no redemption scenario has been determined based upon the following assumptions: (i) that no public shareholders of IIAC exercise their redemption rights; (ii) that prior to the Conversion, 4,200,000 Zegna Pre-Conversion Ordinary Shares will be issued and outstanding and 100,000 Zegna Pre-Conversion Ordinary Shares will be held in treasury, reflecting the sale of 16,237 Zegna Pre-Conversion Ordinary Shares to a Zegna Shareholder and the subsequent pro rata distribution to the Zegna Shareholders of an aggregate of 134,314 Zegna Pre-Conversion Ordinary Shares held in treasury; (iii) that prior to the Conversion, following the steps described under (ii), a share split will be implemented, applying a split ratio of 1 to 50; (iv) that prior to the Closing no IIAC Public Warrants or Private Placement Warrants will be exercised; (v) that at or after the Closing no Zegna Public Warrants or Zegna Private Placement Warrants will be exercised; (vi) that following the Conversion and prior to the Merger, the FPA Purchase will be consummated; (vii) that 1,500,000 Ordinary Shares will be granted as management grants at the Closing (including 600,000 Ordinary Shares granted to Ermenegildo Zegna di Monte Rubello); (viii) that 25,000,000 Ordinary Shares will be issued to PIPE Investors at Closing, including 620,000 Ordinary Shares that will be issued to the FPA Purchaser and 360,000 Ordinary Shares that will be issued to Ermenegildo Zegna di Monte Rubello; (ix) that none of the investors set forth in the table below has purchased or will purchase IIAC Ordinary Shares, Zegna Pre-Conversion Ordinary Shares or Ordinary Shares unless otherwise indicated; and (x) that all Escrowed Shares will be held in escrow.

The expected beneficial ownership of Ordinary Shares post-Business Combination in the maximum redemption scenario has been determined based on the same assumptions as for the no redemption scenario with the addition of the following: that holders of 25,250,000 Class A Shares exercise their redemption rights (based on the cash held in the Trust Account as of June 30, 2021 and a redemption price of $10.00 per share).

As a result of the foregoing assumptions, the expected beneficial ownership of Ordinary Shares following the Business Combination as set forth in the table below is based on 254,712,500 Ordinary Shares issued and outstanding in the no redemption scenario and 229,462,500 Ordinary Shares issued and outstanding in the maximum redemption scenario.

The expected beneficial ownership of Ordinary Shares post-Business Combination is provided for illustrative purposes only, as actual outcomes may prove different from the assumptions. In particular, the actual number of public shareholders of IIAC who will exercise their redemption rights is uncertain.

	Before the Business Combination				After the Business Combination
					Assuming No Redemption				Assuming Maximum Redemption
Beneficial Owner	Number of Zegna Pre- Conversion Ordinary Shares		% of Outstanding		Number of Ordinary Shares		% of Outstanding		Number of Ordinary Shares		% of Outstanding
>5% holders
Monterubello s.s. (1)	3,956,000		97.7%		149,734,400		58.8%		149,734,550		65.3%
Investindustrial Acquisition Corp., L.P. (2)	—		—		28,088,750	(3)	11.0%		28,088,750	(3)	12.2%
Zegna Directors and Senior Managers
Ermenegildo Zegna di Monte Rubello	93,449		2.3%		5,786,800	(4)	2.3%		5,786,800	(4)	2.5%
Andrea C. Bonomi	—		—		—		—		—		—
Sergio P. Ermotti	—		—		(	*)	(	*)	(	*)	(	*)
[●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
[●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
[●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
[●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
[●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
[●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
[●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
[●]	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Gianluca Ambrogio Tagliabue	—		—		(	*)	(	*)	(	*)	(	*)
Rodrigo Bazan	—		—		(	*)	(	*)	(	*)	(	*)
Thom Browne	—		—		(	*)	(	*)	(	*)	(	*)
Franco Ferraris	—		—		(	*)	(	*)	(	*)	(	*)
Alessandro Sartori	—		—		(	*)	(	*)	(	*)	(	*)

(*)	Less than 1% of the shares outstanding.
(1)

Monterubello is an Italian società semplice whose quotas are currently held by members of the Zegna family. The directors of Monterubello, as of the date of this proxy statement/prospectus, are Ermenegildo Zegna di Monte Rubello (chairman of the board of directors), Paolo Zegna di Monte Rubello (vice chairman of the board of directors), Renata Zegna di Monte Rubello, Anna Zegna di Monte Rubello, Giovanni Schneider, Stefano Aimone and Alessandro Andrea Trabaldo Togna.

(2)

The IIAC Sponsor is controlled by its general partner, Acquisition Corp. GP Limited, which is governed by a three-member board of directors composed of Gayle Swanson, Marc Harris and Rajeev Menon. Each director has one vote, and the approval of a majority of the directors is required to approve an action of the IIAC Sponsor. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no individual director of the general partner of IIAC Sponsor exercises voting or dispositive control over any of the securities held by IIAC Sponsor, even those in which such director directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such securities.

(3)

Includes 23,120,000 Ordinary Shares (of which 620,000 Ordinary Shares to be purchased in connection with the PIPE Financing) to be issued to the FPA Purchaser, an affiliate of IIAC Sponsor, and 4,968,750 Ordinary Shares to be issued to the IIAC Sponsor at Closing. Excludes 4,968,750 Escrowed Shares which will be held in escrow until the satisfaction of the relevant release conditions or lapse of the prescribed period of time. As long as any such Escrowed Shares are held in escrow the IIAC Sponsor’s voting and economic rights shall be restricted.

(4)	Includes 360,000 Ordinary Shares to be purchased in connection with the PIPE Financing. Excludes 600,000 Ordinary Shares to be granted pursuant to management grants.

Based on the information in Zegna’s shareholder register and other sources available to it, as of August 27, 2021, no Zegna Pre-Conversion Ordinary Shares were held in the United States. As of the same date, no record holders had registered addresses in the United States.

Beneficial Ownership of IIAC Securities

The following table sets forth information regarding the beneficial ownership of IIAC Ordinary Shares as of July 29, 2021, by:

•	each person known by IIAC to be the beneficial owner of more than 5% of IIAC Ordinary Shares issued and outstanding;

•	each of IIAC’s officers and directors; and

•	all IIAC’s officers and directors as a group.

Unless otherwise indicated, IIAC believes that all persons named in the table have sole voting and investment power with respect to IIAC Ordinary Shares beneficially owned by them. The following table does not reflect record or beneficial ownership of the IIAC Private Placement Warrants as these warrants are not currently exercisable.

	Class B ordinary shares			Class A ordinary shares
Beneficial Owner(1)	Number of Shares(2)	Approximate Percentage of Class		Number of Shares	Approximate Percentage of Class	Approximate Percentage of Voting Control
Investindustrial Acquisition Corp., L.P.(3)(4)	9,937,500	98.8%		—	—	19.8%
Roberto Ardagna(5)	—	—		—	—	—
Andrea Cicero(5)	—	—		—	—	—
Sergio P. Ermotti(3)(5)	75,000	(	*)	—	—	(	*)
Michael Karangelen(5)	—	—		—	—	—
Dante Roscini(5)	25,000	(	*)	—	—	(	*)
Tensie Whelan(5)	25,000	(	*)	—	—	(	*)
All officers and directors as a group (six individuals)	125,000	1.2%		—	—	(	*)
Citadel Advisors LLC(6)	—	—		2,473,340	6.1%	4.9%
Baupost Group, L.L.C(7)	—	—		2,100,000	5.2%	4.2%

(*)	Less than 1% of the shares outstanding.
(1)	Unless otherwise noted, the business address of each of the following is Suite 1, 3rd Floor, 11-12 St. Jame’s Square, London SW1Y 4LB, United Kingdom.
(2)

Interests shown consist solely of Founder Shares, classified as Class B Shares. Such shares are automatically convertible into Class A Shares at the time of the consummation of the Business Consummation, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

(3)

The IIAC Sponsor is controlled by its general partner, Acquisition Corp. GP Limited, which is governed by a three-member board of directors composed of Gayle Swanson, Marc Harris and Rajeev Menon. Each director has one vote, and the approval of a majority of the directors is required to approve an action of the

IIAC Sponsor. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no individual director of the general partner of the IIAC Sponsor exercises voting or dispositive control over any of the securities held by the IIAC Sponsor, even those in which such director directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such securities.
(4)	Excludes 6,700,000 Class A Shares which may be purchased by exercising warrants that are not presently exercisable.
(5)	Does not include any shares indirectly owned by this individual as a result of his or her partnership interest in the IIAC Sponsor or its affiliates.
(6)

Represents the Class A Shares beneficially owned by Citadel Advisors LLC (“Citadel Advisors”), Citadel Advisors Holdings LP (“CAH”), Citadel GP LLC (“CGP”), Citadel Securities LLC (“Citadel Securities”), CALC IV LP (“CALC4”), Citadel Securities GP LLC (“CSGP”) and Mr. Kenneth Griffin, according to the Schedule 13G filed jointly on July 19, 2021 (the “Citadel 13G”). The Citadel 13G indicates that (i) Citadel Advisors is the beneficial owner of 2,471,627 Class A Shares; (ii) CAH, a Delaware partnership, is the sole member of Citadel Advisors and therefore has beneficial ownership of the Class A Shares directly owned by Citadel Advisors; (iii) CGP, a Delaware limited liability company, is the general partner of CAH and therefore has beneficial ownership of the Class A Shares directly owned by Citadel Advisors; (iv) Citadel Securities, a Delaware limited liability company, is the beneficial owner of 1,713 Class A Shares; (v) CALC4, a Delaware partnership, is the non member manager of Citadel Securities and therefore has beneficial ownership of the Class A Shares directly owned by Citadel Securities; (vi) CSGP, a Delaware limited liability company, is the general partner of CALC4 and therefore has beneficial ownership of the Class A Shares directly owned by Citadel Securities; and (vii) Mr. Kenneth Griffin is the President and Chief Executive Officer of CGP and owns a controlling interest in CGP and CSGP, and therefore may be a beneficial owner of 2,473,340 Class A Shares. The principal business address of each of the foregoing Persons is located at 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

(7)

Represents the Class A Shares beneficially owned by The Baupost Group, L.L.C (“Baupost”), Baupost Group GP, L.L.C. (“BP GP”) and Seth A. Klarman, according to the Schedule 13G filed jointly on February 12, 2021 (the “Baupost 13G”). The Baupost 13G states that Baupost is a registered investment adviser and acts as an investment adviser and general partner to various private investment limited partnerships. Securities reported on the Baupost13G as being beneficially owned by Baupost were purchased on behalf of certain of such partnerships. BG GP, as the Manager of Baupost, and Seth A. Klarman, as the Managing Member of BG GP and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13 of the Exchange Act, of the securities beneficially owned by Baupost. The principal business address of each of the foregoing Persons is located at 10 St. James Avenue, Suite 1700, Boston, Massachusetts 02116.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Overview

IIAC is asking its shareholders to adopt the Business Combination Agreement, and approve the Business Combination. IIAC shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the sections entitled “The Business Combination” and “The Business Combination Agreement and Ancillary Documents” for additional information and a summary of certain terms of the Business Combination and the Business Combination Agreement. IIAC shareholders are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Vote Required for Approval

The Business Combination Proposal is conditioned on the approval of the Merger Proposal at the General Meeting.

The Business Combination Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be adopted and approved only if the IIAC shareholders approve an ordinary resolution under Cayman Islands law, being, where a quorum is present, the affirmative vote “FOR” the Business Combination Proposal of the holders of at least a majority of the issued IIAC Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting. Broker non-votes will not be counted in connection with the determination of whether a valid quorum is established, and will have no effect on the Business Combination Proposal, Adjournment Proposal or Merger Proposal. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the General Meeting and therefore will have no effect on the approval of each of the Business Combination Proposal, Adjournment Proposal and Merger Proposal. However, the NYSE requires that for the Business Combination Proposal, Adjournment Proposal or Merger Proposal to be approved, there must be more votes cast in favor of the proposal than the aggregate of votes against such proposal plus abstentions. Broker non-votes do not count as votes cast. Therefore, in order to maintain compliance with this NYSE requirement, abstentions will count as a vote “AGAINST” each of the Business Combination Proposal, Adjournment Proposal and Merger Proposal.

As of the date of this proxy statement/prospectus, the IIAC Initial Shareholders have agreed to vote any IIAC Ordinary Shares owned by them in favor of the Business Combination Proposal. As of the date hereof, the IIAC Initial Shareholders own 20% of the issued and outstanding IIAC Ordinary Shares and have not purchased any public shares, but may do so at any time.

Resolution

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as an ordinary resolution, that the Business Combination Agreement, dated as of July 18, 2021 (as it may be amended from time to time), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, by and among IIAC, Ermenegildo Zegna Holditalia S.p.A., a joint stock company incorporated under Italian law (which will be converted into a Dutch public limited liability company (naamloze vennootschap) and renamed Ermenegildo Zegna N.V., upon the Conversion) (“Zegna”) and EZ Cayman, a Cayman Islands exempted company and wholly-owned subsidiary of Zegna, and the consummation of the transactions contemplated thereby be authorized, approved and confirmed in all respects.”

Recommendation of the IIAC Board

THE IIAC BOARD UNANIMOUSLY RECOMMENDS

THAT IIAC SHAREHOLDERS VOTE “FOR”

THE APPROVAL OF BUSINESS COMBINATION PROPOSAL

The existence of financial and personal interests of one or more of IIAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of IIAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, IIAC’s officers may have interests in the Business Combination Proposal that may conflict with your interests as a shareholder. See the section entitled “The Business Combination—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 2 — THE MERGER PROPOSAL

Overview

IIAC is asking its shareholders to approve the Merger and authorize the Plan of Merger. IIAC shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Plan of Merger, which is attached as Annex B to this proxy statement/prospectus. IIAC shareholders are urged to read carefully the Plan of Merger in its entirety before voting on this proposal.

Vote Required for Approval

The Merger Proposal is conditioned on the approval of each of the Business Combination Proposal at the General Meeting.

The Merger Proposal (and consequently, the Plan of Merger and the transactions contemplated thereby) will be adopted and approved only if the IIAC shareholders approve a special resolution under Cayman Islands law, being, where a quorum is present, the affirmative vote “FOR” the Merger Proposal of the holders of at least two-thirds of the issued IIAC Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting. Broker non-votes will not be counted in connection with the determination of whether a valid quorum is established, and will have no effect on the Business Combination Proposal, Adjournment Proposal or Merger Proposal. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the General Meeting and therefore will have no effect on the approval of each of the Business Combination Proposal, Adjournment Proposal and Merger Proposal. However, the NYSE requires that for the Business Combination Proposal, Adjournment Proposal or Merger Proposal to be approved, there must be more votes cast in favor of the proposal than the aggregate of votes against such proposal plus abstentions. Broker non-votes do not count as votes cast. Therefore, in order to maintain compliance with this NYSE requirement, abstentions will count as a vote “AGAINST” each of the Business Combination Proposal, Adjournment Proposal and Merger Proposal.

As of the date of this proxy statement/prospectus, the IIAC Initial Shareholders have agreed to vote any IIAC Ordinary Shares owned by them in favor of the Merger Proposal. As of the date hereof, the IIAC Initial Shareholders own 20% of the issued and outstanding IIAC Ordinary Shares and have not purchased any public shares, but may do so at any time.

Resolution

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as a special resolution, that the Plan of Merger in the form tabled to the General Meeting (a draft of which is attached to the accompanying proxy statement/prospectus as Annex B), pursuant to which Zegna Merger Sub will merge with and into IIAC so that IIAC will be the surviving company and all the rights and obligations of Zegna Merger Sub will be assumed by IIAC by virtue of such Merger pursuant to the Companies Act (2021 Revision) of the Cayman Islands, and the consummation of the Merger and the remaining transactions contemplated thereby, be authorized, approved and confirmed in all respects; and IIAC be authorized to enter into the Plan of Merger.”

Recommendation of the IIAC Board

THE IIAC BOARD UNANIMOUSLY RECOMMENDS

THAT IIAC SHAREHOLDERS VOTE “FOR”

THE APPROVAL OF THE MERGER PROPOSAL

The existence of financial and personal interests of one or more of IIAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of IIAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, IIAC’s officers may have interests in the Merger Proposal that may conflict with your interests as a shareholder. See the section entitled “The Business Combination—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 3 — THE ADJOURNMENT PROPOSAL

Overview

IIAC is proposing the Adjournment Proposal to allow the IIAC Board to adjourn the General Meeting to a later date or dates (A) in order to solicit additional proxies for the purpose of obtaining IIAC shareholder approval of the transaction proposals to be voted upon at the General Meeting, (B) if as of the time for which the General Meeting is scheduled, there are insufficient IIAC Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting, (C) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that IIAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the IIAC shareholders prior to the General Meeting, or (D) if IIAC shareholders redeem an amount of Class A Shares such that the condition to Zegna’s obligation to consummate the Business Combination that the amount of cash available for release in the Trust Account (net of the Cash Redemption Amount) together with the Aggregate PIPE Proceeds and the proceeds from the Forward Purchase Agreement be equal to or greater than the sum of (i) €184,500,000 plus (ii) $400,000,000 is not satisfied.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by IIAC shareholders, the IIAC Board may not be able to adjourn the General Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other proposal, or in the event that IIAC shareholders redeem an amount of Class A Shares such that the Aggregate Transaction Proceeds Condition would not be satisfied.

Vote Required for Approval

The Adjournment Proposal is not conditioned on the approval of any other proposal at the General Meeting.

The Adjournment Proposal will be adopted and approved only if the IIAC shareholders approve an ordinary resolution under Cayman Islands law, being, where a quorum is present, the affirmative vote “FOR” the Adjournment Proposal of the holders of at least a majority of the issued IIAC Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon and who vote at the General Meeting. Broker non-votes will not be counted in connection with the determination of whether a valid quorum is established, and will have no effect on the Business Combination Proposal, Adjournment Proposal or Merger Proposal. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute a vote cast at the General Meeting and therefore will have no effect on the approval of each of the Business Combination Proposal, Adjournment Proposal and Merger Proposal. However, the NYSE requires that for the Business Combination Proposal, Adjournment Proposal or Merger Proposal to be approved, there must be more votes cast in favor of the proposal than the aggregate of votes against such proposal plus abstentions. Broker non-votes do not count as votes cast. Therefore, in order to maintain compliance with this NYSE requirement, abstentions will count as a vote “AGAINST” each of the Business Combination Proposal, Adjournment Proposal and Merger Proposal.

As of the date of this proxy statement/prospectus, the IIAC Initial Shareholders have agreed to vote any IIAC Ordinary Shares owned by them in favor of the Adjournment Proposal. As of the date hereof, the IIAC Initial Shareholders own 20% of the issued and outstanding IIAC Ordinary Shares and have not purchased any public shares, but may do so at any time.

Resolution

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as an ordinary resolution, to adjourn the General Meeting to a later date or dates (A) in order to solicit additional proxies for the purpose of obtaining IIAC shareholder approval of the transaction proposals to be voted upon at the General Meeting, (B) if as of the time for which the General Meeting is scheduled, there are insufficient IIAC Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting, (C) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that IIAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the IIAC shareholders prior to the General Meeting, or (D) if IIAC shareholders redeem an amount of Class A Shares such that the condition to Zegna’s obligation to consummate the Business Combination that the amount of cash available for release in the Trust Account (net of the Cash Redemption Amount) together with the Aggregate PIPE Proceeds and the proceeds from the Forward Purchase Agreement be at least equal to or greater than the sum of (i) €184,500,000 plus (ii) $400,000,000 is not satisfied.”

Recommendation of the IIAC Board

THE IIAC BOARD UNANIMOUSLY RECOMMENDS

THAT IIAC SHAREHOLDERS VOTE “FOR”

THE APPROVAL OF THE ADJOURNMENT PROPOSAL, IF PRESENTED

The existence of financial and personal interests of one or more of IIAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of IIAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, IIAC’s officers may have interests in the Adjournment Proposal that may conflict with your interests as a shareholder. See the section entitled “The Business Combination—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

LEGAL MATTERS

The validity of the Ordinary Shares to be issued pursuant to the Business Combination will be passed upon by De Brauw Blackstone Westbroek N.V., Dutch counsel to Zegna.

EXPERTS

IIAC’s financial statements as of December 31, 2020 for the period from September 7, 2020 (inception) to December 31, 2020, have been included in this proxy statement/prospectus in reliance upon the report of WithumSmith+Brown, PC, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Zegna as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 included in this proxy statement/prospectus have been audited by Deloitte & Touche S.p.A., an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to restatement of the 2020, 2019 and 2018 consolidated financial statements). Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte & Touche S.p.A. are located at Galleria S. Federico 54, 10121, Turin, Italy.

OTHER CONSIDERATIONS

Deloitte & Touche S.p.A. has complied with the local independence standards in Italy for private companies for the years ended December 31, 2020, 2019 and 2018. During 2020 and 2021, associated entities of Deloitte Touche Tohmatsu Limited in Mexico (“Deloitte Mexico”) and Canada (“Deloitte Canada”) provided services that were impermissible under the auditor independence rules of the SEC and the Public Company Accounting Oversight Board (United States). From September 2020 to May 2021, Deloitte Mexico provided ad hoc legal advice related to employment matters to Zegna’s subsidiary in Mexico and from January 2020 to July 2021, Deloitte Canada performed management functions when acting as the registered office and paying certain fees for one of Zegna’s subsidiaries in Canada. The total fees for these services were approximately $2,200.

The services did not impact Zegna’s accounting records or result in the preparation or origination of source data underlying the financial statements, were not used as part of Zegna’s internal control over financial reporting and were not subject to Deloitte & Touche S.p.A.’s audits of Zegna’s financial statements. Furthermore, none of the individuals who provided the services were members of the audit team, management of Zegna oversaw and provided ultimate approval of these services and the fees were immaterial to Zegna, Deloitte Mexico and Deloitte Canada.

After careful consideration of the facts and circumstances and the applicable independence rules, Deloitte & Touche S.p.A. has concluded that (i) the aforementioned matters do not impair Deloitte & Touche S.p.A.’s ability to exercise objective and impartial judgment in connection with its audits of Zegna’s consolidated financial statements, and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that Deloitte & Touche S.p.A. has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audits of Zegna’s consolidated financial statements. After considering all the relevant facts and circumstances, Zegna’s management, Board of Directors and Board of Statutory Auditors concur with Deloitte & Touche S.p.A.’s conclusions.

HOUSEHOLDING INFORMATION

Unless IIAC has received contrary instructions, it may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if IIAC believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce expenses. A number of brokers with account holders who are IIAC shareholders will be “householding” this proxy statement/prospectus. IIAC shareholders who participate in “householding” will continue to receive separate proxy cards. If shareholders prefer to receive multiple sets of disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of disclosure documents, the shareholders should follow these instructions:

•

If the shares are registered in the name of the shareholder, the shareholder should contact IIAC at its offices at Investindustrial Acquisition Corp., Suite 1, 3rd Floor, 11-12 St James’s Square, London SW1Y 4LB, United Kingdom or by telephone at +44 20 7400 3333, to inform IIAC of his or her request; or

•	If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

The transfer agent for IIAC securities is Continental Stock Transfer & Trust Company.

FUTURE SHAREHOLDER PROPOSALS

Pursuant to the Zegna Articles of Association, one or more of shareholders, alone or together, representing at least 3% of the issued and outstanding share capital may request to include items in the agenda of a Zegna General Meeting, if Zegna has received the request at least 60 days before the day of the meeting.

WHERE YOU CAN FIND MORE INFORMATION

IIAC files annual, quarterly and current reports, proxy statements and other information with the SEC required by the Exchange Act. IIAC’s public filings are also available to the public from the SEC’s website.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (www.sec.gov). In this proxy statement/prospectus, the website addresses of the SEC and Zegna provided solely for the information of prospective investors and are not intended to be active links. Zegna is not incorporating the contents of the websites of the SEC and Zegna or any other entity into this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus or IIAC’s other filings with the SEC (excluding exhibits) or if you have questions about the Business Combination or the proposals to be presented at the General Meeting, you should contact IIAC at the following address and telephone number:

Investindustrial Acquisition Corp.

Suite 1, 3rd Floor, 11-12 St. James’s Square

London SW1Y 4LB

United Kingdom

Tel: +44 20 7400 3333

You may also obtain additional copies of this proxy statement/prospectus by requesting them in writing or by telephone from IIAC’s proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC

470 West Avenue

Stamford, CT 06902

Individuals call toll-free: (800) 662-5200

Banks and brokers call: (203) 658-9400

Email: IIAC.info@investor.morrowsodali.com

You will not be charged for any of the documents you request. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

If you are an IIAC shareholder and would like to request documents, please do so by [•], 2021, or five business days prior to the General Meeting, in order to receive them before the General Meeting. If you request any documents from IIAC, such documents will be mailed to you by first class mail, or another equally prompt means.

This proxy statement/prospectus is part of a registration statement and constitutes a prospectus of Zegna in addition to being a proxy statement of IIAC for the General Meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Information and statements contained in this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an Annex to this proxy statement/prospectus.

All information contained in this proxy statement/prospectus relating to IIAC has been supplied by IIAC, and all such information relating to Zegna has been supplied by Zegna. Information provided by either IIAC or Zegna does not constitute any representation, estimate or projection of any other party. This document is a proxy statement of IIAC for the General Meeting. IIAC has not authorized anyone to give any information or make any representation about the Business Combination or the parties thereto, including IIAC, that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

FIN-1

INVESTINDUSTRIAL ACQUISITION CORP.

CONDENSED BALANCE SHEETS

	June 30, 2021	December 31, 2020
	(unaudited)
Assets:
Current Assets
Cash	$361,273	$1,044,177
Prepaid Expenses	1,010,002	751,781

Total Current Assets	1,371,275	1,795,958
Investments held in Trust Account	402,511,996	402,500,000

Total Assets	$403,883,271	$404,295,958

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$57,662	$767,969
Accrued expenses	404,566	428,433
Note payable – related party	1,250,000	—
Due to related party	74,000	14,000

Total current liabilities	1,786,228	1,210,402
Deferred underwriting commissions	14,087,500	14,087,500
Derivative warrant liabilities	20,921,334	29,370,333

Total Liabilities	36,795,062	44,668,235

Commitments and Contingencies
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 36,208,820 and 35,462,772 shares subject to possible redemption at $10.00 per share at June 30, 2021 and December 31, 2020, respectively	362,088,200	354,627,720
Shareholders’ Equity
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 4,041,180 and 4,787,288 issued and outstanding (excluding 36,208,820 and 35,462,772 shares subject to possible redemption) at June 30, 2021 and December 31, 2020, respectively	405	479
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 10,062,500 shares issued and outstanding	1,006	1,006
Additional Paid in Capital	2,336,837	9,867,922
Retained Earnings (Deficit)	2,661,761	(4,869,404)

Total Shareholders’ Equity	5,000,009	5,000,003

Total Liabilities and Shareholders’ Equity	$403,883,271	$404,295,958

The accompanying notes are an integral part of these unaudited condensed financial statement

FIN-2

INVESTINDUSTRIAL ACQUISITION CORP.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30, 2021	Six Months Ended June 30, 2021
General and administrative expenses	$647,591	$929,830

Loss from operations	(647,591)	(929,830)
Other Income (Expense):
Dividend income on investment held in Trust Account	6,131	11,996
Change in fair value of warrant liabilities	(4,425,668)	8,448,999

Other Income (Expense)	(4,419,537)	8,460,995

Net Income (Loss)	$(5,067,128)	$7,531,165

Weighted average shares outstanding of Class A ordinary shares	40,250,000	40,250,000

Basic and diluted net income per share of Class A ordinary shares	$—	$—

Weighted average shares outstanding of Class B ordinary shares	10,062,500	10,062,500

Basic and diluted net income (loss) per share of Class B ordinary shares	$(0.50)	$0.75

The accompanying notes are an integral part of these unaudited condensed financial statement

FIN-3

INVESTINDUSTRIAL ACQUISITION CORP.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Three and Six Months Ended June 30, 2021

(Unaudited)

	Class A		Class B		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance—January 1, 2021	4,787,228	$479	10,062,500	$1,006	$9,867,922	$(4,869,404)	$5,000,003
Change in value of Class A ordinary shares subject to possible redemption	(1,252,761)	(125)	—	—	(9,797,243)	(2,730,242)	(12,527,610)
Offering costs	—	—	—	—	(70,679)	—	(70,679)
Net Income	—	—	—	—	—	12,598,293	12,598,293

Balance—March 31, 2021	3,534,467	354	10,062,500	1,006	—	4,998,647	5,000,007
Change in value of Class A ordinary shares subject to possible redemption	506,713	51	—	—	2,336,837	2,730,242	5,067,130
Net income	—	—	—	—	—	(5,067,128)	(5,067,128)

Balance—June 30, 2021	4,041,180	$405	10,062,500	$1,006	$2,336,837	$2,661,761	$5,000,009

FIN-4

INVESTINDUSTRIAL ACQUISITION CORP.

CONDENSED STATEMENTS OF CASH FLOWS

Six Months Ended June 30, 2021

(Unaudited)

Cash Flows from Operating Activities:
Net income	$7,531,165
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of derivative warrant liabilities	(8,448,999)
Changes in operating assets and liabilities:
Prepaid expenses	(258,221)
Accrued expenses	(23,867)
Accounts payable	(710,307)
Due to related parties	60,000
Dividend income	(11,996)

Net cash used in operating activities	(1,862,225)

Cash Flows from Financing Activities:
Payment of offering costs	(70,679)
Proceeds of note payable from related parties	1,250,000

Net cash provided by financing activities	1,179,321

Net decrease in cash	(682,904)
Cash - Beginning of the period	1,044,177

Cash - End of the period	$361,273

Supplemental disclosure of noncash investing and financing activities:
Change in value of Class A ordinary shares subject to possible redemption	$7,460,480

The accompanying notes are an integral part of these unaudited condensed financial statements

FIN-5

INVESTINDUSTRIAL ACQUISITION CORP. NOTES TO FINANCIAL STATEMENTS

Note 1—Description of Organization, Business Operations and Basis of Presentation

Investindustrial Acquisition Corp. (the “Company” or “IIAC”) was incorporated as a Cayman Islands exempted company on September 7, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating its Business Combination, the Company intends to capitalize on the ability of its management team to identify, acquire and manage a business in the industrial and consumer sectors. The Company is an emerging growth company and, as such, is subject to all of the risks associated with emerging growth companies.

As of June 30, 2021, the Company had not commenced any operations. All activity for the period from September 7, 2020 (inception) through June 30, 2021 relates to the Company’s formation, its initial public offering (the “Initial Public Offering”) described below, and, after the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering and recognizes changes in the fair value of derivative warrant liabilities as other income (expense). The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Investindustrial Acquisition Corp. L.P, a limited partnership incorporated in England and Wales (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on November 18, 2020. On November 23, 2020, the Company consummated its Initial Public Offering of 35,000,000 units (each, a “Unit” and collectively, the “Units” and, with respect to the Class A ordinary shares included in the Units, the “Public Shares”, and, with respect to the warrants sold as part of the Units in the Initial Public Offering, whether purchased thereby or thereafter in the open market, the “Public Warrants”) offering price of $10.00 per Unit, generating gross proceeds of $350.0 million, and incurring approximately $12.3 million in deferred underwriting commissions (see Note 5). The Company granted the underwriters of the Initial Public Offering (the “Underwriters”) a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 5,250,000 additional Units to cover over- allotments (the “Over-Allotment Option”), if any, at $10.00 per Unit. On November 24, 2020, the Underwriters fully exercised the Over-Allotment Option to purchase an additional 5,250,000 Units (the “Over-Allotment Units”). On November 27, 2020, the Company completed the sale of the Over-Allotment Units to Underwriters (the “Over-Allotment”), generating gross proceeds of $52.5 million, and incurred additional deferred underwriting commissions of $1.8 million in deferred underwriting commissions (see Note 6). The Company also incurred additional offering costs of approximately $9.2 million associated with the Initial Public Offering and completion of the Over-Allotment sale.

Simultaneously with the closing of the Initial Public Offering, the Company completed a private placement (the “Private Placement”) of 6,000,000 warrants (each a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant to the Sponsor, generating proceeds of $9.0 million. Simultaneously with the closing of the Over-Allotment Units, on November 27, 2020, the Company consummated a second private placement (the “Second Private Placement”), resulting in the purchase of an aggregate of an additional 700,000 Private Placement Warrants by the Sponsor, generating gross proceeds to the Company of approximately $1.1 million.

Upon the closing of the Initial Public Offering and the Private Placement, an aggregate of $350.0 million ($10.00 per Unit), consisting of $343.0 million of net proceeds of the Initial Public Offering and $7.0 million of the gross proceeds of the Private Placement, was placed in a trust account (“Trust Account”), located in the United States at J.P. Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee, and is invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment

FIN-6

Company Act, with a maturity of 185 days or less or in money market fund meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below. Upon closing of the Over-Allotment and the Second Private Placement, an aggregate of $52.5 million ($10.00 per Unit) was placed in the Trust Account, for a total of $402.5 million deposited in the Trust Account.

The Company will provide the holders of Public Shares (the “Public Shareholders”), with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the Underwriters (as discussed in Note 5).

These Public Shares are classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, only if a majority of the ordinary shares, represented in person or by proxy and entitled to vote thereon, voted at a shareholder meeting are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which the Company adopted upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or vote at all. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders (as defined below) have agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial shareholders have agreed to waive their redemption rights with respect to their Founder Shares, Private Placement Warrants and Public Shares in connection with the completion of a Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of its Business Combination and does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association will provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, officers and directors (the “initial shareholders”) have agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (a) that would modify the substance or timing of the Company’s obligation to provide holders of its Public Shares the right to have their shares redeemed in connection with a Business Combination or to redeem 100% of the Company’s Public Shares

FIN-7

if the Company does not complete its Business Combination within 24 months from the closing of the Initial Public Offering, or November 23, 2022 (the “Combination Period”) or with respect to any other provision relating to the rights of Public Shareholders, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay for its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The initial shareholders have agreed to waive their liquidation rights with respect to the Founder Shares and Private Placement Warrants held by them if the Company fails to complete a Business Combination within the Combination Period. However, if the initial shareholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The Underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the Underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (excluding the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Business Combination Agreement

On July 18, 2021, the Company, entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among IIAC, Ermenegildo Zegna Holditalia SpA, a joint stock company incorporated under Italian law (“Zegna”) and EZ Cayman, a Cayman Islands exempted company (“Merger Sub”).

The Business Combination Agreement provides for, among other things, the following transactions: (i) Zegna will implement a cross-border conversion and transfer its legal seat from Italy to The Netherlands and be

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organized as a Dutch public limited liability company (the “Conversion”), (ii) in connection with the Conversion Zegna will undergo a share split (or other transaction or share reorganization with a similar effect) to ensure the then existing shareholders of Zegna will hold 155,400,000 Zegna Ordinary Shares immediately following the Closing, (iii) Strategic Holding Group S.à.r.l., an affiliate of the Sponsor (the “Forward Purchaser”), will purchase 22,500,000 Class A ordinary shares, $0.0001, par value, of IIAC (“Class A ordinary shares”) from IIAC for an aggregate purchase price of €184.5 million ($219.3 million), subject to adjustment (the “Forward Purchase”), (iv) following the Forward Purchase, Merger Sub will merge with and into IIAC, with IIAC as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of Zegna (the “Merger”), (v) (a) in connection with the Merger, each issued and outstanding Public Shares and Founder Shares (as defined below) (collectively, the “IIAC Shares”) will be exchanged as of the effective time of the Merger into one ordinary share of Zegna (“Zegna Ordinary Shares”) and (b) each outstanding warrant to purchase IIAC Shares will convert into, or be exchanged for, as applicable, warrants to acquire Zegna Ordinary Shares and (vi) upon distribution by IIAC to Zegna of proceeds received from the Forward Purchase and the aggregate cash proceeds from IIAC’s trust account (net of redemptions and transaction expenses) (the “Capital Distribution”) and after giving effect to the PIPE Financing (as described below), Zegna will purchase from certain of its existing shareholders, 54,600,000 Zegna Ordinary Shares for an amount equal to €455.0 million ($540.7 million) (the “Share Repurchase”).

The Conversion, the Forward Purchase, the Merger, the PIPE Financing, the Capital Distribution, the Share Repurchase and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”.

The Business Combination is expected to close in the fourth quarter of 2021, following the receipt of the required approval by IIAC’s shareholders and the fulfillment of other customary closing conditions.

Refer to the Company’s current report on Form 8-K, filed with the SEC on July 19, 2021.

Liquidity and Capital Resources

As of June 30, 2021, the Company had approximately $361,000 in its operating bank account, a negative working capital of approximately $415,000, and cash and marketable securities held in the Trust Account of $402.5 million.

The Company’s liquidity needs up to June 30, 2021 had been satisfied through $25,000 paid by the Sponsor to cover certain expenses on the Company’s behalf in exchange for the issuance of the Founder Shares (as defined below), a loan of approximately $61,000 pursuant to a promissory note issued to the Sponsor (the “Promissory Note”), and an additional loan of approximately $66,000 from the Sponsor under the Promissory Note, for a total amount of approximately $127,000 under the Promissory Note, the proceeds from the consummation of the Private Placement not held in the Trust Account, and additional promissory notes (the “Additional Promissory Notes”) from the Sponsor for a combined amount of $1,250,000. The Company repaid the Promissory Note in full on December 11, 2020 (see Note 4). The Additional Promissory Notes were issued on January 15, 2021, in the amount of $750,000, and on April 19, 2021 in the amount of $500,000, respectively, each as a Working Capital Loan (see Note 4).

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds held outside the Trust Account for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

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We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes payable) to complete our initial business combination. We may withdraw interest from the trust account to pay franchise and income taxes. To the extent that the Company’s equity or debt is used, in whole or in part, as consideration to complete the initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions, and pursue growth strategies.

Basis of Presentation

The unaudited condensed financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position as of June 30, 2021 and the results of operations and cash flows for the period presented. Certain information and disclosures normally included in unaudited condensed financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. Interim results are not necessarily indicative of results for a full year or any future period. The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Form 10-K/A as of December 31, 2020 and for the period from September 7, 2020 (inception) through December 31, 2020, filed with the SEC on filed with the SEC on May 27, 2021.

Note 2—Summary of Significant Accounting Policies

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed interim financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the unaudited condensed interim financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and

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liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed interim financial statements and the reported amounts of expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future conforming events. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had approximately $361,000 in cash and no cash equivalents as of June 30, 2021. The Company had approximately $1.0 million in cash and no cash equivalents as of December 31, 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. As of June 30, 2021 and December 31, 2020, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Financial Instruments

The fair values of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximate the carrying amounts represented in the accompanying condensed interim financial statements, primarily due to their short-term nature.

Net Income (Loss) Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company’s statement of operations includes a presentation of income (loss) per share for ordinary shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income (loss) per share, basic and diluted, for Class A ordinary shares is calculated by dividing interest income earned and realized gains or losses on the Trust Account for the three and six months ended June 30, 2021, by the weighted average number of Class A ordinary shares outstanding during the period. The Company has not considered the effect of the warrants sold in our Initial Public Offering (including the consummation of the over-allotment option) and the private placement to purchase an aggregate of 20,116,667 Class A ordinary shares in the calculation of diluted net income (loss) per ordinary share, because the warrants were out of the money during the period. The Trust Account generated $6,131 in dividend income for the three months ended June 30, 2021 and $11,996 for the six months ended June 30, 2021. Net income (loss) per share, basic and diluted, for Class B ordinary shares is calculated by dividing the net income (loss), adjusted for income (loss) attributable to Class B ordinary shares, by the weighted average number of Class B ordinary shares outstanding for the period. Class B ordinary shares include the Founder Shares (as defined in Note 4) as these shares do not have any redemption features and do not participate in the income or losses of the Trust Account. At June 30, 2021, other than the warrants, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the period presented.

Offering Costs

Offering costs consist of underwriting, legal, accounting and other expenses incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs are allocated to the separable

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financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Public Shares were charged to shareholders’ equity upon the completion of the Initial Public Offering. Of the total offering costs of the Initial Public Offering, $22.3 million, inclusive of deferred offering costs amounting to $14.1 million, is included in shareholders’ equity.

Derivative Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC Topic 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as a liability at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of liability-classified warrants are recognized as a non-cash gain or loss on the statement of operations. The fair value of warrants issued in connection with the Initial Public Offering, exercise of the over-allotment option and Private Placement were initially and subsequently measured at fair value using a Monte Carlo simulation model.

The Company issued an aggregate of 13,416,667 Public Warrants in the Initial Public Offering and upon the underwriters’ exercise of their over-allotment option, and issued 6,700,000 Private Placement Warrants. All of the Company’s outstanding warrants are recognized as liabilities in accordance with ASC 815-40. Accordingly, the Company recognized the warrant instruments as liabilities at fair value and adjusted the instruments to fair value at each reporting period.

Income Taxes

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits for the three months ended June 30, 2021. The Company’s management determined that the Cayman Islands and the United Kingdom are the Company’s only major tax jurisdictions. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties for the three months ended June 30, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is subject to income tax examinations by major taxing authorities since inception. There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Central management and control of the Company has been exercised in the United Kingdom since incorporation and accordingly the Company should be

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treated as tax resident in the United Kingdom from its inception. In accordance with United Kingdom taxation law, income taxes are levied on the Company’s taxable profits at the rate of 19%. Management has determined that certain expenses incurred through June 30, 2021 may be deductible in the United Kingdom, however given the quantum of these expenses, noting the Company’s first tax accounting period will be the period from September 7, 2020 (inception) to September 6, 2021, and given the uncertainty whether future taxable income will arise to the Company which could be offset against such expenses, no provision for income taxes has been made in the three months ended June 30, 2021.

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s unaudited condensed financial statements.

Investments Held in Trust Account

The Company’s portfolio of marketable securities is comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, classified as trading securities. Trading securities are presented on the condensed balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in gain on marketable securities (net), dividends and interest, held in the Trust Account in the accompanying statement of operations. The estimated fair values of marketable securities held in the Trust Account are determined using available market information.

Class A Ordinary Shares Subject to Possible Redemption

Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at June 30, 2021 and December 31, 2020, 36,208,820 and 35,462,772 Class A ordinary shares, respectively, are subject to possible redemption and are presented as temporary equity, outside of the shareholders’ equity section of the Company’s condensed balance sheets.

Note 3—Initial Public Offering

On November 23, 2020, the Company consummated its Initial Public Offering of 35,000,000 Units, at an offering price of $10.00 per Unit, generating gross proceeds of $350.0 million, and incurring approximately $12.3 million in deferred underwriting commissions. On November 24, 2020, the Underwriters fully exercised the Over-Allotment Option to purchase an additional 5,250,000 Units. On November 27, 2020, the Company completed the sale of the Over-Allotment Units to the Underwriters, generating gross proceeds of approximately $52.5 million, and incurring additional deferred underwriting commissions of approximately $1.8 million. The Company also incurred additional offering costs of approximately $9.2 million.

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Each Unit consists of one Class A ordinary share and one-third of one Public Warrant. Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 6).

Note 4—Related Party Transactions

Founder Shares

On September 10, 2020, the Sponsor paid $25,000 to cover certain costs of the Company in consideration of 10,062,500 Class B ordinary shares, par value $0.0001, (the “Founder Shares”). On November 18, 2020, the Sponsor transferred an aggregate of 125,000 Founder Shares to the Company’s independent directors.

The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Company’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 6,000,000 Private Placement Warrants, each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.50 per Private Placement Warrant, generating gross proceeds to the Company of approximately $9.0 million. A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. In connection with the underwriters’ full exercise of its Over-Allotment Option, the Company also consummated the sale of an additional 700,000 Private Placement Warrants at $1.50 per warrant, generating total proceeds of approximately $1.1 million (see Note 6).

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Related Party Loans

On September 10, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Promissory Note”). This loan was non-interest bearing and payable upon the earlier of March 31, 2021, or the completion of the Initial Public Offering. The Company repaid all amounts outstanding under the Promissory Note in full on December 11, 2020 in connection with the closing of the Initial Public Offering.

Furthermore, on January 15, 2021 and on April 19, 2021, the Company entered into a convertible promissory note with Sponsor pursuant to which Sponsor agreed to loan the Company up to an aggregate principal amount of $1,250,000 (the “Additional Promissory Note”) as Working Capital Loans (as defined below). The Additional Promissory Note is non-interest bearing and due on the earlier of: (i) November 23, 2022 or (ii) the effective date of a Business Combination. Up to $1,250,000 of the Additional Promissory Note may be converted into warrants to purchase Class A ordinary shares at a conversion price of $1.50 per warrant at the option of Sponsor. If Sponsor elects such conversion, the terms of the warrants issued in connection with such conversion would be identical to the Private Placement Warrants. Pursuant to the Sponsor Letter Agreement, entered into among the Company, Zegna, the Sponsor and the current independent directors of the Company, the Company and the Sponsor have agreed not to convert the Working Capital Loans into warrants without the consent of Zegna.

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In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company.

Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into shares of the post Business Combination entity at a price of $1.50 per warrant. Such warrants would be identical to the Private Placement Warrants. The Company has no borrowings outstanding under this agreement to date.

Administrative Support Agreement

Commencing on the date that the Company’s securities were first listed on the New York Stock Exchange through the earlier of consummation of the initial Business Combination and the Company’s liquidation, the Company began to reimburse the Sponsor for office space, secretarial and administrative services provided to the Company in the amount of $10,000 per month. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. The Company incurred approximately $30,000 in expenses in connection with such services during the three months ended June 30, 2021 and $60,000 during the six months ended June 30, 2021 as reflected in the accompanying condensed statement of operations. As of June 30, 2021 and December 31, 2020, $74,000 and $14,000, respectively, was due to Sponsor under this agreement.

Forward Purchase Agreement

On November 18, 2020, the Company entered into a forward purchase agreement with the Forward Purchaser (the “Forward Purchase Agreement”), pursuant to which such affiliate has committed to purchase up to 25,000,000 of the Company’s Class A ordinary shares for $10 per share, or an aggregate amount of up to $250 million, in a private placement that would occur concurrently with the consummation of the initial Business Combination.

On July 18, 2021, the Company entered into the Business Combination, providing for, among other things, the amendment of the Forward Purchase Agreement. On July 26, 2021, the Company and the Forward Purchaser entered into the Amendment to the Forward Purchase Agreement (the “Amendment”). Pursuant to the Amendment, the Forward Purchaser committed to purchase 22,500,000 Class A ordinary shares for an aggregate purchase price of €184.5 million ($219.3 million), subject to adjustment in accordance with the terms of the Amendment, which forward purchase shall be consummated on the closing date of the transactions contemplated by the Business Combination Agreement.

A copy of the Amendment is filed with the Current Report on Form 8-K filed on July 28, 2021 as Exhibit 10.1 and the foregoing description of the Amendment is qualified in its entirety by reference thereto.

Note 5—Commitments & Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of working capital loans, if any, and any Class A ordinary shares issuable upon the exercise of the Private

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Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans are entitled to registration rights pursuant to a registration and shareholder rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, in accordance with the letter agreement the Company’s initial shareholders entered into and (ii) in the case of the Private Placement Warrants, 30 days after the completion of the Company’s Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the Underwriters a 45-day option from the final prospectus relating to the Initial Public Offering to purchase up to 5,250,000 additional Units to cover over-allotments, at the Initial Public Offering price less the underwriting discounts and commissions. On November 24, 2020, the Underwriters fully exercised the over-allotment option to purchase the Over-Allotment Units and on November 27, 2020, the Company completed the sale of the Over-Allotment Units to Underwriters.

The Underwriters were entitled to an underwriting discount of $0.20 per Unit, or approximately $8.1 million in the aggregate, paid upon the closing of the Initial Public Offering and consummation of the over-allotment option. In addition, $0.35 per Unit, or approximately $14.1 million in the aggregate will be payable to the Underwriters for deferred underwriting commissions. The deferred fee will become payable to the Underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Note 6—Shareholders’ Equity

Preference Shares—The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2021 and December 31, 2020, there were no preference shares issued or outstanding.

Class A Ordinary Shares—The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of June 30, 2021, there were 40,250,000 Class A ordinary shares issued and outstanding, including 36,208,820 Class A ordinary shares subject to possible redemption. As of December 31, 2020, there were 40,250,000 Class A ordinary shares issued and outstanding, including 35,462,772 Class A ordinary shares subject to possible redemption.

Class B Ordinary Shares—The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. On September 7, 2020, the Company issued 10,062,500 Class B ordinary shares.

Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders, except as required by law or stock exchange rule; provided that only holders of the Class B ordinary shares have the right to vote on the election of the Company’s directors prior to the initial Business Combination and holders of a majority of the Company’s Class B ordinary shares may remove a member of the board of directors for any reason.

The Class B ordinary shares will automatically convert into Class A ordinary shares on the first business day following the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted

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basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding (excluding the Private Placement Warrants) upon the consummation of the Initial Public Offering, plus (ii) the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, members of the Company’s management team or any of their affiliates upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

Note 7—Derivative Warrant Liabilities

As of June 30, 2021 and December 31, 2020, the Company had 13,416,667 and 6,700,000 Public Warrants and Private Placement Warrants, respectively, outstanding. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The warrants will become exercisable on the later of (a) 30 days after the completion of an initial business combination or (b) 12 months from the closing of the Proposed Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or holders are permitted to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement, including as a result of a notice of redemption). If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of an initial business combination, the Company will use commercially reasonable efforts to file with the SEC a registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of an initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants will expire five years after the completion of an initial business combination or earlier upon redemption or liquidation.

Redemption of Warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the warrants become exercisable, the Company may call the outstanding warrants for redemption (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

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•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder, which we refer to as the “30-day redemption period”; and

•

if, and only if, the last reported sale price of the Company’s Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30 day redemption period. If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of Warrants when the price per Class A ordinary share equals or exceeds $10.00. Once the warrants become exercisable, the Company may call the outstanding warrants for redemption (except as described therein with respect to the Private Placement Warrants):

•	in whole and not in part; and

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of Class A ordinary shares on the redemption date and the “fair market value” of the Company’s Class A ordinary shares; and

•

if, and only if, the closing price of Class A ordinary shares equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within the 30 trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•

if the closing price of the Class A ordinary shares for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of the Company’s Class A ordinary shares for the above purpose shall mean the volume weighted average price of Class A ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. The Company will provide its warrant holders with the final fair market value no later than one business day after the 10 trading day period described above ends.

The Private Placement Warrants are identical to the warrants sold in the Initial Public Offering except that, so long as they are held by its sponsor or its permitted transferees, the Private Placement Warrants are subject to the transfer restrictions, may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of an initial business combination, may be exercised by the holders on a cashless basis and will be entitled to registration rights. If the Private Placement Warrants are held by holders other than its sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units sold in the Initial Public Offering. If the Company does not complete its initial business combination within the required time period, the Private Placement Warrants will expire worthless. The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) are not be transferable, assignable or salable until 30 days after the completion of an initial business combination.

FIN-18

Note 8—Fair Value Measurements

The Company follows the guidance in ASC 820 for its financial assets and liabilities that arere-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. As of June 30, 2021, and December 31, 2020 the carrying values of cash, accounts payable, accrued expenses, and advances from related party approximate their fair values due to the short-term nature of the instruments. The Company’s portfolio of investments held in the Trust Account is comprised mainly of investments in U.S. government securities with an original maturity of 185 days or less. The fair value for trading securities is determined using quoted market prices in active markets.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2021 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account – U.S. Treasury Securities Money Market Fund	$402,511,996	$—	$—
Liabilities:
Derivative warrant liabilities – Public	$13,953,333	$—	$—
Derivative warrant liabilities – Private	$—	$6,968,000	$—

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2020 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account – U.S. Treasury Securities Money Market Fund	$402,500,000	$—	$—
Liabilities:
Derivative warrant liabilities – Public	$—	$—	$19,588,333
Derivative warrant liabilities – Private	$—	$—	$9,782,000

FIN-19

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. The Public Warrants began to trade on January 11, 2021, and were moved from Level 3 to Level 1. The Private Warrants do not trade; however, as of the commencement of trading of the Public Warrants, the price of the Public Warrants has been used as an input to the valuation of the Private Warrants, which moved from Level 3 to Level 2.

Level 1 instruments further include investments in money market funds and U.S. Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

Derivative Warrant Liabilities

The warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within derivative warrant liabilities on the Company’s balance sheet. The derivative warrant liabilities are measured at fair value at inception and on a recurring basis, with any subsequent changes in fair value presented within change in fair value of derivative warrant liabilities in the Company’s statement of operations.

The fair value of the Public Warrants issued in connection with the Public Offering and Private Placement Warrants were measured at fair value using a Monte Carlo simulation model both at issuance and as of December 31, 2020. For the six months ended June 30, 2021 the Company recognized a loss to the statement of operations resulting from a decrease in the fair value of liabilities of approximately $8.4 million presented as change in fair value of derivative warrant liabilities on the accompanying unaudited condensed statement of operations.

The estimated fair value of the Public Warrants, prior to being separately listed and traded, and the Private Placement Warrants were determined using Level 3 inputs. Inherent in a Monte Carlo simulation are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on implied volatility from historical volatility of select peer company’s ordinary shares that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements as of December 31, 2020:

Share price	$9.79
Exercise price	$11.50
Risk-free interest rate	0.69%
Volatility	23.0%
Expected term (years)	5.0
Dividend yield	0.0%

Warrants are measured at fair value on a recurring basis. The Public Warrants began trading on January 11, 2021, and quoted market prices were used for the Level 1 fair value measurement of the Public Warrants as of June 30, 2021. The Private Warrants are not publicly traded. The subsequent measurement of the Public Warrants as of June 30, 2021 is classified as Level 1 due to the use of an observable market quote in an active market. As the transfer of Private Placement Warrants to anyone who is not a permitted transferee would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the company determined that the fair value of each Private Placement Warrant is equivalent to that of each public warrant. As such, the Private Placement Warrants are classified as Level 2.

FIN-20

The following table presents a roll-forward of the fair value of Level 3 (significant unobservable inputs) assets and liabilities for the six months ended June 30, 2021:

	Public Warrant Liabilities	Private Warrant Liabilities	Total Warrant Liabilities
Beginning balance at December 31, 2020	$19,588,333	$9,782,000	$29,370,333
Change in fair value	(8,586,667)	(4,288,000)	(12,874,667)
Transfers out of Level 3 during three months ended March 31, 2021	(11,001,666)	(5,494,000)	(16,495,666)

Ending balance as of June 30, 2021	$—	$—	$—

Note 9—Subsequent Events

The Company evaluated subsequent events and transactions that occurred up to the date the unaudited condensed interim financial statements were issued. Based upon this review, the Company identified two subsequent events that required adjustment or disclosure in the unaudited condensed interim financial statements.

On July 18, 2021, the Company, entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among IIAC, Ermenegildo Zegna Holditalia SpA, a joint stock company incorporated under Italian law (“Zegna”) and EZ Cayman, a Cayman Islands exempted company (“Merger Sub”).

The Business Combination Agreement provides for, among other things, the following transactions: (i) Zegna will implement a cross-border conversion and transfer its legal seat from Italy to The Netherlands and be organized as a Dutch public limited liability company (the “Conversion”), (ii) in connection with the Conversion Zegna will undergo a share split (or other transaction or share reorganization with a similar effect) to ensure the then existing shareholders of Zegna will hold 155,400,000 Zegna Ordinary Shares immediately following the Closing, (iii) Strategic Holding Group S.à.r.l., an affiliate of the Sponsor (the “Forward Purchaser”), will purchase 22,500,000 Class A ordinary shares from IIAC for an aggregate purchase price of €184.5 million, subject to adjustment (the “Forward Purchase”), (iv) following the Forward Purchase, Merger Sub will merge with and into IIAC, with IIAC as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of Zegna (the “Merger”), (v) (a) in connection with the Merger, each issued and outstanding Class A ordinary share and founder share (collectively, the “IIAC Shares”) will be exchanged as of the effective time of the Merger into one ordinary share of Zegna (“Zegna Ordinary Shares”) and (b) each outstanding warrant to purchase IIAC Shares will convert into, or be exchanged for, as applicable, warrants to acquire Zegna Ordinary Shares and (vi) upon distribution by IIAC to Zegna of proceeds received from the Forward Purchase and the aggregate cash proceeds from IIAC’s trust account (net of redemptions and transaction expenses) (the “Capital Distribution”) and after giving effect to the PIPE Financing (as described below), Zegna will purchase from certain of its existing shareholders, 54,600,000 Zegna Ordinary Shares for an amount equal to €455.0 million (the “Share Repurchase”).

The Conversion, the Forward Purchase, the Merger, the PIPE Financing, the Capital Distribution, the Share Repurchase and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”.

The Business Combination is expected to close in the fourth quarter of 2021, following the receipt of the required approval by IIAC’s shareholders and the fulfillment of other customary closing conditions.

On July 26, 2021, IIAC and the Forward Purchaser entered into the Amendment to the Forward Purchase Agreement (the “Amendment”). Pursuant to the Amendment, the Forward Purchaser committed to purchase from IIAC 22,500,000 Class A ordinary shares for an aggregate purchase price of €184.5 million, subject to adjustment in accordance with the terms of the Amendment, which forward purchase shall be consummated on the closing date of the transactions contemplated by the Business Combination Agreement.

FIN-21

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Investindustrial Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Investindustrial Acquisition Corp. (the “Company”), as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from September 7, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from September 7, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statements

As discussed in Note 2 to the financial statements, the Securities and Exchange Commission issued a public statement entitled Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Public Statement”) on April 12, 2021, which discusses the accounting for certain warrants as liabilities. The Company previously accounted for its warrants as equity instruments. Management evaluated its warrants against the Public Statement, and determined that the warrants should be accounted for as liabilities. Accordingly, the 2020 financial statements have been restated to correct the accounting and related disclosure for the warrants.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

May 27, 2021

FIN-22

INVESTINDUSTRIAL ACQUISITION CORP.

BALANCE SHEET

DECEMBER 31, 2020

(As Restated)

Assets:
Current assets
Cash	$1,044,177
Prepaid expenses	751,781

Total Current Assets	1,795,958
Investments held in Trust Account	402,500,000

Total Assets	$404,295,958

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$767,969
Accrued expenses	428,433
Due to related party	14,000

Total current liabilities	1,210,402
Deferred underwriting commissions	14,087,500
Warrant Liability	29,370,333

Total Liabilities	44,668,235

Commitments and Contingencies
Class A ordinary shares, $0.0001 par value; 500,000,000 at $10.00 per share authorized, 35,462,772 shares subject to possible redemption	354,627,720
Shareholders’ Equity
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 4,787,228 shares issued and outstanding (excluding 35,462,772 shares subject to possible redemption)	479
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 10,062,500 shares issued and outstanding	1,006
Additional paid-in capital	9,867,922
Accumulated deficit	(4,869,404)

Total shareholders’ equity	5,000,003
Total Liabilities and Shareholders’ Equity	$404,295,958

The accompanying notes are an integral part of these financial statements.

FIN-23

INVESTINDUSTRIAL ACQUISITION CORP.

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM SEPTEMBER 7, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

(As Restated)

General and administrative expenses	$374,171

Loss from operations	(374,171)

Other income:
Offering costs associated with warrant liabilities	972,230

Change in fair value of warrant liabilities	3,523,003

Net loss	(4,869,404)

Weighted average shares outstanding of Class A ordinary shares	39,697,368

Basic and diluted net income per Class A ordinary share	$—

Weighted average shares outstanding of Class B ordinary shares	9,148,438

Basic and diluted net loss per Class B ordinary share	$(0.53)

The accompanying notes are an integral part of these financial statements.

FIN-24

INVESTINDUSTRIAL ACQUISITION CORP.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD FROM SEPTEMBER 7, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

(As Restated)

	Class A		Class B		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance - September 7, 2020 (Inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B to Sponsor	—	—	10,062,500	1,006	23,994	—	25,000
Sale of units in IPO, less fair value of public warrants	40,250,000	4,025	—	—	385,252,645	—	385,256,670
Offering costs	—	—	—	—	(22,230,543)	—	(22,230,543)
Excess of cash received over fair value of private placement warrants	—	—	—	—	1,446,000	—	1,446,000
Shares subject to possible redemption	(35,462,772)	(3,546)	—	—	(354,624,174)	—	(354,627,720)
Net loss	—	—	—	—	—	(4,869,404)	(4,869,404)

Balance - December 31, 2020	4,787,228	$479	10,062,500	$1,006	$9,867,922	$(4,869,404)	$5,000,003

The accompanying notes are an integral part of these financial statements.

FIN-25

INVESTINDUSTRIAL ACQUISITION CORP.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM SEPTEMBER 7, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

(As Restated)

Cash Flows from Operating Activities:
Net loss	$(4,869,404)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrants	3,523,003
Offering costs allocated to warrant liabilities	972,230
Changes in operating assets and liabilities:
Prepaid expenses	(726,781)
Accrued expenses	428,433
Accounts payable	767,969
Due to related party	14,000

Net cash used in operating activities	109,450

Cash Flows from Investing Activities:
Cash deposited in Trust Account	(402,500,000)

Net cash used in investing activities	(402,500,000)

Cash Flows from Financing Activities:
Proceeds received from initial public offering, gross	402,500,000
Proceeds received from private placement	10,050,000
Payment of offering costs	(1,065,273)
Underwriting discount	(8,050,000)
Proceeds of note payable from related parties	127,448
Repayment of note payable from related parties	(127,448)

Net cash provided by financing activities	403,434,727

Net increase in cash	1,044,177
Cash - beginning of the period	—

Cash - end of the period	$1,044,177

Supplemental disclosure of noncash investing and financing activities:
Offering costs included in accrued expenses	$168,100
Deferred underwriting commissions in connection with the initial public offering	$14,087,500
Formation and G&A costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$25,000
Value of Class A ordinary shares subject to possible redemption	$354,627,720

The accompanying notes are an integral part of these financial statements.

FIN-26

INVESTINDUSTRIAL ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Note 1—Description of Organization, Business Operations and Basis of Presentation

Investindustrial Acquisition Corp. (the “Company”) was incorporated as a Cayman Islands exempted company on September 7, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating its Business Combination, the Company intends to capitalize on the ability of its management team to identify, acquire and manage a business in the industrial and consumer sectors. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from September 7, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the preparation of its initial public offering (the “Initial Public Offering”) described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Investindustrial Acquisition Corp. L.P, a limited partnership incorporated in England and Wales (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on November 18, 2020. On November 23, 2020, the Company consummated its Initial Public Offering of 35,000,000 units (each, a “Unit” and collectively, the “Units” and, with respect to the Class A ordinary shares included in the Units, the “Public Shares”) at an offering price of $10.00 per Unit, generating gross proceeds of $350.0 million, and incurring offering costs of approximately $20.2 million, inclusive of approximately $12.3 million in deferred underwriting commissions (Note 5). The Company granted the underwriters of the Initial Public Offering (the “Underwriters”) a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 5,250,000 additional Units to cover over-allotments (the “Over-Allotment Option”), if any, at $10.00 per Unit. On November 24, 2020, the Underwriters fully exercised the Over-Allotment Option to purchase an additional 5,250,000 Units (the “Over-Allotment Units”). On November 27, 2020, the Company completed the sale of the Over-Allotment Units to Underwriters (the “Over-Allotment”), generating gross proceeds of $52.5 million, and incurred additional offering costs of approximately $2.9 million in underwriting fees (inclusive of approximately $1.8 million in deferred underwriting commissions) (Note 6).

Simultaneously with the closing of the Initial Public Offering, the Company completed a private placement (the “Private Placement”) of 6,000,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant to the Sponsor, generating proceeds of $9.0 million. Simultaneously with the closing of the Over-Allotment Units, on November 27, 2020, the Company consummated a second private placement (the “Second Private Placement”), resulting in the purchase of an aggregate of an additional 700,000 Private Placement Warrants by the Sponsor, generating gross proceeds to the Company of approximately $1.1 million.

Upon the closing of the Initial Public Offering and the Private Placement, an aggregate of $350.0 million ($10.00 per Unit), consisting of $343.0 million of net proceeds of the Initial Public Offering and $7.0 million of the gross proceeds of the Private Placement, was placed in a trust account (“Trust Account”), located in the United States at J.P. Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee, and is invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market fund meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company,

FIN-27

until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below. Upon closing of the Over-Allotment and the Second Private Placement, an aggregate of $52.5 million ($10.00 per Unit) was placed in the Trust Account, for a total of $402.5 million deposited in the Trust Account.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, Over- Allotment, and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (excluding the amount of deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the signing of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company will provide the holders (the “Public Shareholders”) of Public Shares, with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the Underwriters (as discussed in Note 5).

These Public Shares will be classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, only if a majority of the ordinary shares, represented in person or by proxy and entitled to vote thereon, voted at a shareholder meeting are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which the Company adopted upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or vote at all. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders (as defined below) have agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial shareholders have agreed to waive their redemption rights with respect to their Founder Shares, Private Placement Warrants and Public Shares in connection with the completion of a Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of its Business Combination and does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association provide that a Public Shareholder, together

FIN-28

with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, officers and directors (the “initial shareholders”) have agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (a) that would modify the substance or timing of the Company’s obligation to provide holders of its Public Shares the right to have their shares redeemed in connection with a Business Combination or to redeem 100% of the Company’s Public Shares if the Company does not complete its Business Combination within 24 months from the closing of the Initial Public Offering, or November 23, 2022 (the “Combination Period”) or with respect to any other provision relating to the rights of Public Shareholders, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay for its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The initial shareholders have agreed to waive their liquidation rights with respect to the Founder Shares and Private Placement Warrants held by them if the Company fails to complete a Business Combination within the Combination Period. However, if the initial shareholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The Underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the Underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (excluding the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

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Liquidity and Capital Resources

As of December 31, 2020, the Company had approximately $1,044,000 in its operating bank account, working capital of approximately $586,000, and cash and marketable securities held in the Trust Account of $402,500,000.

The Company’s liquidity needs up to December 31, 2020 had been satisfied through $25,000 paid by the Sponsor to cover certain expenses on the Company’s behalf in exchange for the issuance of the Founder Shares (as defined below), a loan of approximately $61,000 pursuant to the Note issued to the Sponsor, and an additional loan of approximately $66,000 from the Sponsor, for a total amount of approximately $127,000 under the Note, and the proceeds from the consummation of the Private Placement not held in the Trust Account. The Company repaid the Note in full on December 11, 2020 (Note 4). In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor may, but is not obligated to, provide the Company Working Capital Loans (see Note 4). The Company has no borrowings outstanding under Working Capital Loans to date.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds held outside the Trust Account for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes payable) to complete our initial business combination. We may withdraw interest from the trust account to pay franchise and income taxes. To the extent that the Company’s equity or debt is used, in whole or in part, as consideration to complete the initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions, and pursue growth strategies.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that it could have a negative effect on the Company’s financial position, results of operations and/or search of a target company, the specific impact is not readily determinable as of the date of the audited financial statements were available to be issued. The audited financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the audited financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented.

As described in Note 2—Restatement of Previously Issued Financial Statements, the Company’s financial statements as of December 31, 2020 and for the period from September 7, 2020 (inception) through December 31, 2020, are restated in this Annual Report on Form 10-K/A (Amendment No. 1) (this “Annual Report”) to correct the misapplication of accounting guidance related to the Company’s warrants in the Company’s previously issued audited financial statements for such periods. The restated financial statements are indicated as “Restated” in the financial statements and accompanying notes, as applicable. See Note 2—Restatement of Previously Issued Financial Statements for further discussion.

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NOTE 2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity.

Historically, our warrants were reflected as a component of equity as opposed to liabilities on the balance sheet and the statement of operations did not include the subsequent non-cash changes in estimated fair value of the warrants, based on our application of FASB ASC Topic 815-40, Derivatives and Hedging, Contracts in Entity’s Own Equity (“ASC 815-40”). The views expressed in the SEC Staff Statement were not consistent with the Company’s historical interpretation of the specific provisions within its warrant agreement and the Company’s application of ASC 815-40 to the warrant agreement. The Company reassessed its accounting for warrants issued in November, in light of the SEC Staff’s published views.

Based on this reassessment, management determined that the warrants should be classified as liabilities measured at fair value upon issuance, with subsequent changes in fair value reported in the Company’s Statement of Operations each reporting period. Therefore, the Company, in consultation with its Audit Committee, concluded that its previously issued Financial Statements for the Affected Periods should be restated because of a misapplication in the guidance around accounting for certain of our outstanding warrants to purchase ordinary shares and should no longer be relied upon.

Additionally, offering costs attributable to the issuance of warrant liabilities, which were charged to stockholder’s equity within the Company’s previously issued financial statements, are recognized in the statement of operations as incurred in accordance with FASB ASC 825-10, Financial Instruments (“ASC 825-10”).

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Impact of the Restatement

The impact of the restatement on the audited consolidated balance sheet, statement of operations and statement of cash flows for the Affected Periods is presented below.

	As Previously Reported	Adjustments	As Restated
Balance Sheet as of December 31, 2020
Warrant liabilities	$—	$29,370,333	$29,370,333
Total Liabilities	15,297,902	29,370,333	44,668,235
Class A ordinary shares subject to possible redemption	383,998,050	(29,370,330)	354,627,720
Class A ordinary shares	185	294	479
Additional Paid in Capital	5,372,985	4,494,937	9,867,922
Accumulated Deficit	(374,171)	(4,495,233)	(4,869,404)
Total Shareholders’ Equity	5,000,006	(3)	5,000,003

Statement of Operations for the period from September 7, 2020 (inception) through December 31, 2020
Change in fair value of warrant liabilities	$—	$(3,523,003)	$(3,523,003)
Offering costs associated with warrant liabilities	—	(972,230)	(972,230)
Other expense, net	—	(4,495,233)	(4,495,233)
Net loss	(374,171)	(4,495,233)	(4,869,404)
Basic and diluted net loss per ordinary share	(0.04)	(0.49)	(0.53)

Statement of Cash Flows for the period from September 7, 2020 (inception) through December 31, 2020
Net loss	$(374,171)	$(4,495,233)	$(4,869,404)
Change in fair value of warrant liabilities	—	3,523,003	3,523,003
Offering costs associated with warrant liabilities	—	972,230	972,230
Net cash used in operating activities	109,450	—	109,450
Initial fair value of warrant liabilities	—	25,847,330	25,847,330

November 23, 2020, filed on Form 8-K on November 30, 2020 related to the impact of accounting for Public and Private Placement Warrants as liabilities at fair value resulted in a $22.6 million increase to the warrant liability line item on the balance sheet as of November 23, 2020 and a decrease to the Class A ordinary shares subject to possible redemption line item on the balance sheet. The impact to the unaudited balance sheet dated November 27, 2020, filed on Form 8-K on December 1, 2020 included a $3.2 million increase to the warrant liability line item on the unaudited balance sheet as of November 27, 2020 and a decrease to the Class A ordinary shares subject to possible redemption line item on the unaudited balance sheet.

Note 3—Summary of Significant Accounting Policies

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a

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Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s audited financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the audited financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the audited financial statements and the reported amounts of expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future conforming events. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had approximately $1,044,000 in cash and no cash equivalents as of December 31, 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value Measurement

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

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In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. As of December 31, 2020, the carrying values of cash, accounts payable, accrued expenses, and advances from related party approximate their fair values due to the short-term nature of the instruments. The Company’s portfolio of investments held in the Trust Account is comprised mainly of investments in U.S. government securities with an original maturity of 185 days or less. The fair value for trading securities is determined using quoted market prices in active markets. The fair value of warrants issued in connection with the Initial Public Offering, exercise of the over-allotment option and Private Placement were initially and subsequently measured at fair value using a Monte Carlo simulation model.

Financial Instruments

The fair values of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximate the carrying amounts represented in the audited balance sheet.

Net Loss Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company’s statement of operations include a presentation of loss per share for ordinary shares subject to possible redemption in a manner similar to the two-class method of loss per share. Net loss per share, basic and diluted, for Class A ordinary shares is calculated by dividing interest income earned and realized gains or losses on the Trust Account for the year ended December 31, 2020, by the weighted average number of Class A ordinary shares outstanding since original issuance. The Company has not considered the effect of the warrants sold in our initial public offering (including the consummation of the over- allotment option) and the private placement to purchase an aggregate of 20,116,667 Class A ordinary shares in the calculation of diluted net loss per ordinary share, because their inclusion would be anti-dilutive under the treasury stock method. The Trust Account generated no interest or realized gains or losses for the year ended December 31, 2020. Net loss per share, basic and diluted, for Class B ordinary shares is calculated by dividing the net loss, adjusted for loss attributable to Class A ordinary shares, by the weighted average number of Class B ordinary shares outstanding for the period. Class B ordinary shares include the Founder Shares (as defined in Note 4) as these shares do not have any redemption features and do not participate in the income or losses of the Trust Account. At December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Offering Costs

Offering costs consist of underwriting, legal, accounting and other expenses incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Public Shares were charged to shareholders’ equity upon the completion of the Initial Public Offering. Of the total offering costs of the Initial Public Offering, $972,230 is included in offering costs associated with warrants liabilities in the statement of operations and $22,230,543 is included in the shareholders’ equity.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the

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definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as a liability at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of liability-classified warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of warrants issued in connection with the Initial Public Offering, exercise of the over-allotment option and Private Placement were initially and subsequently measured at fair value using a Monte Carlo simulation model.

The Company issued an aggregate of 13,416,667 warrants on Class A ordinary shares in the Initial Public Offering and upon the underwriters’ exercise of their over-allotment option, and issued 6,700,000 Private Placement Warrants. All of the Company’s outstanding warrants are recognized as liabilities in accordance with ASC 815-40. Accordingly, the Company recognized the warrant instruments as liabilities at fair value and adjusted the instruments to fair value at each reporting period.

Income Taxes

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2020. The Company’s management determined that the Cayman Islands and the United Kingdom are the Company’s only major tax jurisdictions. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties for the period from September 7, 2020 (inception) through December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is subject to income tax examinations by major taxing authorities since inception. There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Central management and control of the Company has been exercised in the United Kingdom since incorporation and accordingly the Company should be treated as tax resident in the United Kingdom from its inception. In accordance with United Kingdom taxation law, income taxes are levied on the Company’s taxable profits at the rate of 19%. Management has determined that certain expenses incurred through December 31, 2020 may be deductible in the United Kingdom, however given the quantum of these expenses, noting the Company’s first tax accounting period will be the period from September 7, 2020 (inception) to September 6, 2021, and given the uncertainty whether future taxable income will arise to the Company which could be offset against such expenses, no provision for income taxes has been made in the period from September 7, 2020 (inception) through December 31, 2020.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying audited financial statements.

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Investments Held in Trust Account

The Company’s portfolio of marketable securities is comprised solely of U.S. government securities, within the meaning set forth in Section 2(a) (16) of the Investment Company Act, with a maturity of 185 days or less, classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in gain on marketable securities (net), dividends and interest, held in the Trust Account in the accompanying statement of operations. The estimated fair values of marketable securities held in the Trust Account are determined using available market information.

Class A Ordinary Shares Subject to Possible Redemption

Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2020, 35,462,772 Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

Note 4—Initial Public Offering

On November 23, 2020, the Company consummated its Initial Public Offering of 35,000,000 Units, at an offering price of $10.00 per Unit, generating gross proceeds of $350.0 million, and incurring offering costs of approximately $20.2 million, inclusive of approximately $12.3 million in deferred underwriting commissions. On November 24, 2020, the Underwriters fully exercised the Over-Allotment Option to purchase an additional 5,250,000 Units. On November 27, 2020, the Company completed the sale of the Over-Allotment Units to the Underwriters, generating gross proceeds of approximately $52.5 million, and incurring additional offering costs of approximately $2.9 million in underwriting fees (inclusive of approximately $1.8 million in deferred underwriting commissions).

Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 6).

Note 5—Related Party Transactions

Founder Shares

On September 10, 2020, the Sponsor paid $25,000 to cover certain costs of the Company in consideration of 10,062,500 Class B ordinary shares, par value $0.0001, (the “Founder Shares”). On November 18, 2020, the Sponsor transferred an aggregate of 125,000 Founder Shares to the Company’s independent directors. The Sponsor has agreed to forfeit up to 1,312,500 Founder Shares to the extent that the Over-Allotment Option is not exercised in full by the underwriters, so that the Founder Shares will represent 20% of the Company’s issued and outstanding ordinary shares (excluding the Private Placement Warrants) after the Initial Public Offering. On November 24, 2020, the Underwriters fully exercised the Over-Allotment Option to purchase the Over-Allotment Units and on November 27, 2020, the Company completed the sale of the Over-Allotment Units to Underwriters in full; thus, these 1,312,500 Class B ordinary shares are no longer subject to forfeiture.

The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Company’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations,

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recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 6,000,000 Private Placement Warrants, each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.50 per Private Placement Warrant, generating gross proceeds to the Company of approximately $9.0 million. A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. In connection with the underwriters’ full exercise of its Over-Allotment Option, the Company also consummated the sale of an additional 700,000 Private Placement Warrants at $1.50 per warrant, generating total proceeds of approximately $1.1 million (see Note 6).

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the initial Business Combination.

Related Party Loans

On September 10, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the earlier of March 31, 2021, or the completion of the Initial Public Offering. As of September 30, 2020, the Company had borrowed approximately $61,000 under the Note. Subsequent to September 30, 2020, the Company’s liquidity needs were satisfied with an additional loan of approximately $66,000 from the Sponsor, for a total amount of approximately $127,000 under the Note. The Company repaid the Note in full on December 11, 2020.

Furthermore, on January 15, 2021, the Company entered into a convertible promissory note with Sponsor pursuant to which Sponsor agreed to loan the Company up to an aggregate principal amount of $750,000 (the “Promissory Note”). The Promissory Note is non-interest bearing and due on the earlier of: (i) November 23, 2022 or (ii) the effective date of a Business Combination. Up to $750,000 of the Promissory Note may be converted into warrants to purchase Class A ordinary shares at a conversion price of $1.50 per warrant at the option of Sponsor. If Sponsor elects such conversion, the terms of the warrants issued in connection with such conversion would be identical to the Private Placement Warrants.

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into shares of the post Business Combination entity at a price of $1.50 per warrant. Such warrants would be identical to the Private Placement Warrants. The Company has no borrowings outstanding under this agreement to date.

Administrative Support Agreement

Commencing on the date that the Company’s securities were first listed on the New York Stock Exchange through the earlier of consummation of the initial Business Combination and the Company’s liquidation, the Company began to reimburse the Sponsor for office space, secretarial and administrative services provided to the

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Company in the amount of $10,000 per month. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. The Company incurred approximately $14,000 in expenses in connection with such services during the period from September 7, 2020 (inception) through December 31, 2020 as reflected in the accompanying statement of operations. As of December 31, 2020, $14,000 was due to Sponsor under this agreement.

Forward Purchase Arrangement

On November 18, 2020, the Company entered into a forward purchase agreement with an affiliate of the Sponsor, pursuant to which such affiliate has committed to purchase up to 25,000,000 of the Company’s Class A ordinary shares for $10 per share, or an aggregate amount of up to $250 million, in a private placement that would occur concurrently with the consummation of the initial Business Combination. To the extent that the amounts available from the Trust Account and other financings are sufficient to satisfy the cash requirements related to consummation of the initial Business Combination, the Sponsor’s affiliate may, in its discretion, purchase less than 25,000,000 of the Company’s Class A ordinary shares. Furthermore, the Company is not under any obligation to sell any such shares.

Note 6—Commitments & Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of working capital loans, if any, and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans are entitled to registration rights pursuant to a registration and shareholder rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, in accordance with the letter agreement the Company’s initial shareholders entered into and (ii) in the case of the Private Placement Warrants, 30 days after the completion of the Company’s Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the Underwriters a 45-day option from the final form prospectus relating to the Initial Public Offering to purchase up to 5,250,000 additional Public Shares to cover over-allotments, at the Initial Public Offering price less the underwriting discounts and commissions. On November 24, 2020, the Underwriters fully exercised the over-allotment option to purchase the Over-Allotment Units and on November 27, 2020, the Company completed the sale of the Over-Allotment Units to Underwriters.

The Underwriters were entitled to an underwriting discount of $0.20 per Unit, or approximately $8.3 million in the aggregate, paid upon the closing of the Initial Public Offering and consummation of the over-allotment option. In addition, $0.35 per Unit, or approximately $14.1 million in the aggregate will be payable to the Underwriters for deferred underwriting commissions. The deferred fee will become payable to the Underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

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Note 7—Shareholders’ Equity

Preference Shares—The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2020, there were no preference shares issued or outstanding.

Class A Ordinary Shares—The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of December 31, 2020, there were 40,250,000 Class A ordinary shares issued and outstanding, including 38,399,805 Class A ordinary shares subject to possible redemption.

Class B Ordinary Shares—The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. On September 7, 2020, the Company issued 10,062,500 Class B ordinary shares. Of the 10,062,500 Class B ordinary shares outstanding, an aggregate of up to 1,312,500 shares were subject to forfeiture to the Company by the Sponsor for no consideration to the extent that the Underwriters’ Over-Allotment Option was not exercised in full or in part, so that the initial shareholders would collectively own 20% of the Company’s issued and outstanding ordinary shares (excluding the Private Placement Warrants) (See Note 4). On November 24, 2020, the Underwriters fully exercised the over-allotment option to purchase the Over-Allotment Units and on November 27, 2020, the Company completed the sale of the Over-Allotment Units to Underwriters in full; thus, these 1,312,500 Founder Shares are no longer subject to forfeiture.

Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders, except as required by law or stock exchange rule; provided that only holders of the Class B ordinary shares have the right to vote on the election of the Company’s directors prior to the initial Business Combination and holders of a majority of the Company’s Class B ordinary shares may remove a member of the board of directors for any reason.

The Class B ordinary shares will automatically convert into Class A ordinary shares on the first business day following the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding (excluding the Private Placement Warrants) upon the consummation of the Initial Public Offering, plus (ii) the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, members of the Company’s management team or any of their affiliates upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

Note 8—Warrant Liabilities

As of December 31, 2020, the Company had 13,416,667 and 6,700,000 Public Warrants and Private Placement Warrants, respectively, outstanding. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The warrants will become exercisable on the later of (a) 30 days after the completion of an initial business combination or (b) 12 months from the closing of the Proposed Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or holders are permitted to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement, including as a result of a notice of redemption). If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities

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laws. The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of an initial business combination, the Company will use commercially reasonable efforts to file with the SEC a registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of an initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants will expire five years after the completion of an initial business combination or earlier upon redemption or liquidation.

Redemption of Warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the warrants become exercisable, the Company may call the outstanding warrants for redemption (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder, which we refer to as the “30-day redemption period”; and

•

if, and only if, the last reported sale price of the Company’s Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30 day redemption period. If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of Warrants when the price per Class A ordinary share equals or exceeds $10.00. Once the warrants become exercisable, the Company may call the outstanding warrants for redemption (except as described therein with respect to the Private Placement Warrants):

•	in whole and not in part; and

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of Class A ordinary shares on the redemption date and the “fair market value” of the Company’s Class A ordinary shares; and

•

if, and only if, the closing price of Class A ordinary shares equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within the 30 trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

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•

if the closing price of the Class A ordinary shares for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

The “fair market value” of the Company’s Class A ordinary shares for the above purpose shall mean the volume weighted average price of Class A ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. The Company will provide its warrant holders with the final fair market value no later than one business day after the 10 trading day period described above ends.

The Private Placement Warrants are identical to the warrants sold in the Initial Public Offering except that, so long as they are held by its sponsor or its permitted transferees, the Private Placement Warrants are subject to the transfer restrictions, may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of an initial business combination, may be exercised by the holders on a cashless basis and will be entitled to registration rights. If the Private Placement Warrants are held by holders other than its sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units sold in the Initial Public Offering. If the Company does not complete its initial business combination within the required time period, the Private Placement Warrants will expire worthless. The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) are not be transferable, assignable or salable until 30 days after the completion of an initial business combination.

Note 9 —Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2020 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$402,500,000	$—	$—
Liabilities:
Derivative warrant liabilities - Public	$—	$—	$19,588,333
Derivative warrant liabilities - Private	$—	$—	$9,782,000

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels for the period from September 7, 2020 (inception) through December 31, 2020.

Level 1 instruments include investments in money market funds and U.S. government securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

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The fair value of the Public Warrants issued in connection with the Public Offering and Private Placement Warrants were measured at fair value using a Monte Carlo simulation model both at issuance and as of December 31, 2020. For the period from September 7, 2020 (inception) through December 31, 2020, the Company recognized a charge to the statement of operations resulting from an increase in the fair value of liabilities of approximately $3.5 million presented as change in fair value of derivative warrant liabilities on the accompanying statement of operations.

The estimated fair value of the Public Warrants, prior to being separately listed and traded, and the Private Placement Warrants were determined using Level 3 inputs. Inherent in a Monte Carlo simulation are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares warrants based on implied volatility from historical volatility of select peer company’s ordinary shares that matches the expected remaining life of the warrants. The risk- free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at the initial measurement date:

	As of November 23, 2020	As of November 27, 2020	As of December 31, 2020
Share price	$9.57	$9.63	$9.79
Exercise price	$11.50	$11.50	$11.50
Risk-free interest rate	0.71%	0.67%	0.69%
Volatility	22.0%	22.0%	23.0%
Expected term (years)	5.0	5.0	5.0
Dividend yield	0.0%	0.0%	0.0%

The change in the fair value of the derivative warrant liabilities for the period from September 7, 2020 (inception) through December 31, 2020 is summarized as follows:

Warrant liabilities at September 7, 2020 (inception)	$—
Issuance of Public and Private Warrants at November 23, 2020	22,613,330
Issuance of Public and Private Warrants at November 27, 2020	3,234,000
Change in fair value of warrant liabilities	3,523,003

Warrant liabilities at December 31, 2020	$29,370,333

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Company’s balance sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the statement of operations.

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred up to the date the financial statements were issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements other than the restatement described in Note 2.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Ermenegildo Zegna Holditalia S.p.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ermenegildo Zegna Holditalia S.p.A. and subsidiaries (together the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of profit and loss, comprehensive income, and changes in equity and the consolidated cash flow statement for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of the 2020, 2019, and 2018 Financial Statements

As discussed in Note 43 to the financial statements, the accompanying financial statements as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 have been restated to correct misstatements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements, that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

FIN-43

Property, Plant and Equipment and Right of Use Assets — Impairment of Directly Operated Store Assets — Refer to Notes 3, 4, 12, 21 and 22 to the financial statements

Critical Audit Matter Description

The financial statements as of December 31, 2020 include Property, Plant and Equipment (“PPE”) and Right of Use assets (“RoU assets”) amounting to Euro 244.1 million and Euro 351.6 million, respectively, which include assets relating to Directly Operated Stores (“DOS”). The Company recognized impairment losses for the year ended December 31, 2020 primarily in relation to its DOS PPE and RoU assets of Euro 4.0 million and Euro 15.7 million, respectively.

As discussed in Note 21 to the financial statements, for purposes of impairment testing, the Company determines the cash generating unit (“CGU”) for its PPE and RoU assets for DOS to be at the individual store level, with the exception of the strategic stores. For strategic stores, their carrying amount is tested for impairment as part of a cash-generating unit comprising all the DOS that benefit from the strategic stores. Impairment is recognized when the carrying value of a CGU for DOS assets exceeds the recoverable amount.

In order to determine the recoverable amount, the Company estimated the DOS assets’ value in use by making significant estimates and assumptions, among others, related to future forecasted revenues and profits at each individual store and to the determination of appropriate discount rates. Estimates and assumptions related to future cash flows are determined based on the management’s budget and forecast for a period of three years and an estimate of the long term growth rate.

We identified DOS asset impairment as a critical audit matter because the estimate of future cash flows to assess the recoverability of DOS assets required significant management judgment, primarily in relation to forecasting future revenues and profitability (including the effect of the global pandemic) as well as in relation to the determination of discount rates. Changes in these estimates could have a significant impact on the measurement of the resulting impairment charge. This matter required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists when performing audit procedures to evaluate the reasonableness of the Company’s judgments used in these estimates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s judgments regarding the estimated future cash flows, specifically forecasts of future revenues and profitability and the selection of an appropriate discount rate, included the following, among others:

•	We evaluated management’s ability to accurately forecast future cash flows by comparing actual results to management’s historical forecasts.

•	We evaluated the consistency of management forecasts prepared at the DOS level to management’s Zegna segment-level forecasts.

•

We evaluated the reasonableness of management’s estimated future cash flows, including management’s basis and approach for considering the impacts of changes in market conditions and economic events, by:

•	Inquiring of the Company’s executives to understand the business initiatives supporting the assumptions in the future cash flows, and

•	comparing the forecasts to (1) historical revenue and operating results; (2) internal communications regarding the Company’s business plan and strategy; and (3) industry and market conditions.

•

With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rates used in the impairment analysis by testing the source information used to select appropriate discount rates and the mathematical accuracy of the discount rate calculations.

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Intangible assets and Other non-current financial liabilities — Thom Browne Group — Refer to Notes 3, 4, 5, 19 and 34 to the financial statements

Critical Audit Matter Description

As described in Note 5 to the financial statements, the Company completed the acquisition of 85% of Thom Browne, Inc. on November 28, 2018, which resulted in the recognition, among other assets and liabilities, of an indefinite-lived brand intangible asset and goodwill, which are both recorded within Intangible assets. At the time of the acquisition, the Company also entered into a put option agreement to buy the remaining 15% non-controlling interest at the option of the non-controlling shareholder, which is recorded as an other non-current financial liability. The valuations of these items were based on management’s forecasts of Thom Browne’s future cash flows and their selection of an appropriate discount rate.

Indefinite-lived brand intangible asset and goodwill are not amortized but are tested for impairment at least annually by comparing the recoverable amount of each CGU to its carrying value. The Company used a discounted cash flow model to estimate the recoverable amount of the Thom Browne Group CGU, which requires management to make significant estimates and assumptions related to forecasts of future revenues and profits and to select an appropriate discount rate. The intangible assets balance was Euro 387.8 million as of December 31, 2020, including Thom Browne Group goodwill of Euro 186.1 million and the Thom Browne indefinite-lived brand intangible asset of Euro 146.6 million. The fair value of the Thom Browne Group CGU exceeded its carrying value, and therefore, no impairment was recognized. Changes in the above described assumptions could have a significant impact on the fair value measurement of goodwill and the indefinite-lived brand intangible asset.

Management accounts for the put option agreement in accordance with IAS 32, Financial Instruments, recognizing a liability for the Company’s estimated obligation under the option. The exercise price of the put option is dependent on a measure of the brand’s profitability at the exercise date. Therefore, the Company’s fair value determination of the liability required management to make significant estimates and assumptions related to forecasts of future revenue and profits and to select an appropriate discount rate. As result of the aforementioned process, the Group recognized an option liability of Euro 169.1 million as of December 31, 2020. Changes in above described assumptions could have a significant impact on the measurement of the liability.

We identified the valuations of goodwill and the indefinite-lived brand intangible asset for the Thom Browne Group CGU and of the liability for the Thom Browne non-controlling interest put option as a critical audit matter because of the significant judgments made by management to estimate future revenue and profits of the Thom Browne Group and to select appropriate discount rates. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimates of future revenue and profits, specifically due to the relatively short history of the Thom Browne Group from which to develop forecasts.

How the Critical Audit Matter Was Addressed in the Audit

Our procedures related to the valuations of goodwill and the indefinite-lived brand intangible asset for the Thom Browne Group CGU and of the liability for the Thom Browne non-controlling interest put option included the following, among others:

•	We evaluated management’s ability to accurately forecast revenues and profit of the Thom Browne Group by comparing actual revenue and profit results to management’s historical forecasts.

•	We evaluated management’s assumptions related to future revenues and profits by:

•	Inquiring of the Company’s executives to understand the business initiatives supporting the assumptions in the future revenues and profits, and

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•	comparing the forecasts to the current and past performance of the Thom Browne Group and to external market and industry data.

•

With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rates used in the valuations of the Thom Browne Group CGU and of the Thom Browne put option liability by testing the source information underlying management’s selection of a discount rate and testing the mathematical accuracy of the discount rate calculations.

/s/ Deloitte & Touche S.p.A.

Turin, Italy

August 27, 2021

We have served as the Company’s auditor since 1995.

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Ermenegildo Zegna Holditalia S.p.A.

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

for the years ended December 31, 2020, 2019 and 2018

		For the years ended December 31,
(Euro thousands)	Notes	2020	2019	2018
		Restated	Restated	Restated
Revenues	7	1,014,733	1,321,327	1,182,563
Other income	8	5,373	7,873	6,392
Cost of raw materials and consumables	9	(250,569)	(309,801)	(209,122)
Purchased, outsourced and other costs	10	(286,926)	(371,697)	(366,879)
Personnel costs	11	(282,659)	(331,944)	(320,662)
Depreciation, amortization and impairment of assets	12	(185,930)	(177,068)	(160,588)
Write downs and other provisions	13	(6,178)	(1,017)	725
Other operating costs	14	(30,399)	(49,034)	(37,628)

Operating (Loss)/Profit		(22,555)	88,639	94,801
Financial income	15	34,352	22,061	23,220
Financial expenses	15	(48,072)	(37,492)	(45,196)
Exchange gains/(losses)	15	13,455	(2,441)	1,040
Result from investments accounted for using the equity method	16	(4,205)	(1,534)	(1,056)

Impairments of investments accounted for using the equity method	16	(4,532)	—	(2,900)

(Loss)/Profit before taxes		(31,557)	69,233	69,909
Income taxes	17	(14,983)	(43,794)	(29,395)

(Loss)/Profit for the year		(46,540)	25,439	40,514
Attributable to:
Shareholders of the parent company		(50,577)	21,749	37,714
Non-controlling interests		4,037	3,690	2,800

Earnings per share in Euro — Basic and diluted	18	(12.55)	5.40	9.37
Weighted average number of shares outstanding — Basic and diluted	18	4,029,782	4,031,222	4,025,536

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Ermenegildo Zegna Holditalia S.p.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31, 2020, 2019 and 2018

		For the years ended December 31,
(Euro thousands)		2020	2019	2018
		Restated	Restated	Restated
(Loss)/Profit for the year		(46,540)	25,439	40,514
Other comprehensive (loss)/income
Items that will be subsequently reclassified to the statement of profit and loss

Foreign currency exchange differences arising from the translation operations		(36,435)	11,132	352

Net gain/(loss) from cash flow hedges		649	(1,963)	(665)

Net gain/(loss) from financial instruments measured at fair value		287	2,463	(2,507)

Items that will not be subsequently reclassified to the statement of profit and loss
Net actuarial gain/(loss) from defined benefit plans		499	(444)	603

Total other comprehensive (loss)/income	31	(35,000)	11,188	(2,217)
Total comprehensive (loss)/income for the year		(81,540)	36,627	38,297
Attributable to:
Shareholders of the parent company		(85,389)	32,864	35,790
Non-controlling interests		3,849	3,763	2,507

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Ermenegildo Zegna Holditalia S.p.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At December 31, 2020 and 2019 and January 1, 2019

		At December 31,		At January 1,
(Euro thousands)	Notes	2020	2019	2019
		Restated	Restated	Restated
Assets
Non-current assets
Intangible assets	19	387,847	419,982	403,771
Investment property	20	49,754	55,162	54,717
Property plant and equipment	21	244,127	275,639	263,802
Right-of-use assets	22	351,646	459,341	508,061
Investments at equity method	16	21,360	27,794	29,906
Deferred tax assets	17	71,901	59,611	68,165
Other non-current financial assets	23	49,263	95,243	90,722

Total non-current assets		1,175,898	1,392,772	1,419,144
Current assets
Inventories	24	321,471	314,591	314,355
Trade receivables	25	138,829	178,222	161,708
Derivative financial instruments	26	11,848	6,468	1,330
Tax receivables		15,611	9,583	6,759
Other current financial assets	27	350,163	434,905	579,093
Other current assets	28	66,718	92,230	93,272
Cash and cash equivalents	29	317,291	210,626	218,331

		1,221,931	1,246,625	1,374,848
Assets held for sale	30	17,225	—	—

Total current assets		1,239,156	1,246,625	1,374,848
Total assets		2,415,054	2,639,397	2,793,992

Liabilities and Equity
Share capital	31	4,300	4,300	4,300
Retained earnings	31	893,236	944,489	936,555
Other reserves	31	(295,772)	(260,017)	(249,578)
Equity attributable to shareholders of the parent company	31	601,764	688,772	691,277
Equity attributable to non-controlling interest	32	43,270	40,982	34,210

Total equity		645,034	729,754	725,487
Non-current liabilities
Non-current borrowings	33	558,722	514,263	619,952
Other non-current financial liabilities	34	220,968	236,978	207,754
Non-current lease liabilities	35	314,845	405,637	443,073
Non-current provisions for risks and charges	36	39,956	34,227	37,857
Employee benefits	37	29,347	35,008	36,163
Deferred tax liabilities	17	70,728	76,152	75,173

Total non-current liabilities		1,234,566	1,302,265	1,419,972
Current liabilities
Current borrowings	33	106,029	106,029	142,851
Current lease liabilities	35	92,842	102,516	105,255
Derivative financial instruments	26	13,192	14,255	12,046
Current provisions for risks and charges	36	8,325	10,596	10,870
Trade payables and customer advances	38	188,342	225,598	228,966
Tax liabilities		33,362	35,777	31,623
Other current liabilities	39	76,637	112,607	116,922

		518,729	607,378	648,533
Liabilities held for sale	30	16,725	—	—

Total current liabilities		535,454	607,378	648,533
Total equity and liabilities		2,415,054	2,639,397	2,793,992

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Ermenegildo Zegna Holditalia S.p.A.

CONSOLIDATED CASH FLOW STATEMENT

for the years ended December 31, 2020, 2019 and 2018

		For the years ended December 31,
(Euro thousands)	Notes	2020	2019	2018
		Restated	Restated	Restated
Operating activities	41
(Loss)/Profit for the year		(46,540)	25,439	40,514
Income taxes		14,983	43,794	29,395
Depreciation, amortization and impairment of assets		185,930	177,068	160,588
Financial income		(34,352)	(22,061)	(23,220)
Financial costs		48,072	37,492	45,196
Exchange gains/(losses)		(13,455)	2,441	(1,040)
Write downs and other provisions		6,178	1,017	(725)
Write downs/(Reversals) of the provision for obsolete inventory		37,735	6,691	11,268
Result from investments accounted for using the equity method		4,205	1,534	1,056
Impairments of investments accounted for using the equity method		4,532	—	2,900

(Gains)/Losses arising from the sale of fixed assets		1,091	970	(6,722)

Other non-cash expenses/(income), net		(27,698)	(6,420)	3,009
Change in inventories		(39,486)	(5,400)	(33,590)
Change in trade receivables		35,675	(8,377)	(6,233)
Change in trade payables including customer advances		(38,485)	(11,002)	17,656
Change in other operating assets and liabilities		(10,031)	(11,285)	5,577
Interest paid		(21,023)	(26,872)	(20,312)
Income taxes paid		(36,425)	(30,907)	(32,552)
Net cash flows from operating activities		70,906	174,122	192,765
Investing activities	41
Payments for property plant and equipment		(27,630)	(46,113)	(49,247)
Proceeds from disposals of property plant and equipment		1,125	—	34,073
Payments for intangible assets		(11,524)	(13,392)	(10,845)
Payments for investment property		—	(325)	—
Proceeds from disposals of non-current financial assets		45,979	—	—
Payments for purchases of non-current financial assets		—	(6,987)	(8,670)
Proceeds from disposals of current financial assets and derivative instruments		253,201	327,422	291,120
Payments for acquisitions of current financial assets and derivative instruments		(166,334)	(167,308)	(253,304)
Business combinations, net of cash acquired		(2,245)	(9,336)	(337,673)
Net cash flows from/(used in) investing activities		92,572	83,961	(334,546)
Financing activities
Proceeds from borrowings		265,352	130,841	475,143
Repayments of borrowings		(221,029)	(272,851)	(217,815)
Payments of lease liabilities		(90,699)	(110,460)	(113,256)
(Acquisitions)/Sales of treasury shares		(945)	(94)	2,448
Dividends		(1,731)	(14,922)	(14,652)
Net cash flows (used in)/from financing activities		(49,052)	(267,486)	131,868

Effects of exchange rate changes on cash and cash equivalents		(7,761)	1,698	(362)

Net increase/(decrease) in cash and cash equivalents		106,665	(7,705)	(10,275)
Cash and cash equivalents at the beginning of the year		210,626	218,331	228,606
Cash and cash equivalents at the end of the year		317,291	210,626	218,331

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Ermenegildo Zegna Holditalia S.p.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the years ended December 31, 2020, 2019 and 2018

				Other comprehensive income
(Euro thousands)	Share capital	Retained earnings	Other reserves	Currency translation difference	Cash flow hedge reserve	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Total equity attributable to shareholders of parent company	Total equity attributable to non-controlling interest	Total equity
	Restated	Restated	Restated	Restated	Restated	Restated	Restated	Restated	Restated	Restated
At January 1, 2018	4,300	912,222	(74,591)	—	(279)	—	—	841,652	7,467	849,119
Profit for the year	—	37,714	—	—	—	—	—	37,714	2,800	40,514
Other comprehensive income	—	—	—	579	(593)	597	(2,507)	(1,924)	(293)	(2,217)
Dividends	—	(13,147)	—	—	—	—	—	(13,147)	(1,505)	(14,652)
Other changes	—	(234)	(172,784)	—	—	—	—	(173,018)	25,741	(147,277)

At December 31, 2018	4,300	936,555	(247,375)	579	(872)	597	(2,507)	691,277	34,210	725,487
Profit for the year	—	21,749	—	—	—	—	—	21,749	3,690	25,439
Other comprehensive income	—	—	—	11,035	(1,990)	(395)	2,463	11,113	75	11,188
Dividends	—	(12,731)	—	—	—	—	—	(12,731)	(2,191)	(14,922)
Other changes	—	(1,084)	(21,552)	—	—	—	—	(22,636)	5,198	(17,438)

At December 31, 2019	4,300	944,489	(268,927)	11,614	(2,862)	202	(44)	688,772	40,982	729,754
(Loss)/Profit for the year	—	(50,577)	—	—	—	—	—	(50,577)	4,037	(46,540)
Other comprehensive loss	—	—	—	(36,274)	637	539	287	(34,811)	(189)	(35,000)
Dividends	—	—	—	—	—	—	—	—	(1,731)	(1,731)
Other changes	—	(676)	(944)	—	—	—	—	(1,620)	171	(1,449)

At December 31, 2020	4,300	893,236	(269,871)	(24,660)	(2,225)	741	243	601,764	43,270	645,034

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Ermenegildo Zegna Holditalia S.p.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at and for the years ended December 31, 2020, 2019 and 2018

1.	General information

Ermenegildo Zegna Holditalia S.p.A. (the “Company” or “Parent Company” or “E.Z. Holding”) is the holding company of the Ermenegildo Zegna Group (hereinafter also “Zegna” or the “Group”) and is incorporated as a joint-stock company in Italy under Italian law. The address of the Company’s registered office is Viale Roma 99/100, Valdilana (Biella).

Zegna is a leading global luxury group, internationally recognized for the distinctive heritage of craftsmanship and design associated with the Zegna and Thom Browne brands and the noble fabrics and fibers of its in-house luxury textile and knitwear business. Since its foundation in 1910 through Lanificio Ermenegildo Zegna e Figli S.p.A. in Valdilana (BI), Italy, Zegna has expanded beyond luxury textile production to ready-to-wear products and accessories to become a highly recognized luxury lifestyle group. The Group designs, manufactures, markets and distributes luxury menswear, footwear, leather goods and other accessories under the Zegna and the Thom Browne brands, and luxury womenswear and childrenswear under the Thom Browne brand. The Group’s product range is complemented by eyewear, cufflinks and jewelry, watches, underwear and beachwear manufactured by third parties under licenses. The Group’s business covers the entire value chain as a result of its design, manufacturing and distribution business and the Group has a significant international presence through the retail channel, consisting of directly operated single-brand stores (“Directly Operated Stores” or “DOS”) and online stores, as well as through the wholesale channel, represented by multi-brand stores, luxury department stores and major international airports.

2.	Basis of preparation

Statement of compliance with IFRS

These consolidated financial statements of Ermenegildo Zegna Holditalia S.p.A. have been prepared in compliance with the International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors of Ermenegildo Zegna Holditalia S.p.A. on August 24, 2021.

Contents and structure of the Consolidated Financial Statements

The consolidated financial statements include the consolidated statement of profit and loss, consolidated statement of comprehensive income, consolidated statement of financial position, consolidated cash flow statement, consolidated statement of changes in equity and the accompanying notes (the “Consolidated Financial Statements”).

The financial reporting formats presented by the Group have the following characteristics:

•

the consolidated statement of financial position presents assets and liabilities by current and non-current items. Current items are those expected to be realized within 12 months from the reporting date or to be sold or consumed in the normal operating cycle of the Group;

•	the consolidated statement of profit and loss is presented by nature, in line with internal reporting processes and business operations;

•

the consolidated statement of comprehensive income is presented as a separate statement and, in addition to presenting the components of profit and loss recognized directly in the consolidated statement of profit and loss during the period, presents the components of profit and loss not recognized in profit or loss as required or permitted by IFRS;

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•	the consolidated statement of changes in equity presents the movements in shareholder’s equity;

•

the consolidated cash flow statement has been prepared using the “indirect method”, as permitted by IAS 7 — Statement of Cash Flows (“IAS 7”), and presents cash flows by operating, investing and financing activities.

The Consolidated Financial Statements are presented in Euro, which is the functional currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.

The Consolidated Financial Statements have been prepared on a going concern basis and applying the historical cost method, modified as required for certain financial assets and liabilities (including derivative instruments), which are measured at fair value, and assets held for sale, which are measured at fair value less costs to sell.

Restatement of previously reported financial statements

The consolidated financial statements at and for the years ended December 31, 2020, 2019 and 2018 include restatements with respect to classification and adjustments of certain items within the consolidated statements of profit and loss, consolidated statements of financial position and consolidated statements of cash flow. Refer to Note 43 - Restatement of previously reported financial statements for details on the nature and impact of the restatements.

3.	Summary of significant accounting policies

New Standards and Amendments issued by the IASB and applicable to the Ermenegildo Zegna Group from January 1, 2020

Amendments to IFRS 3 — Business Combinations

The Group adopted narrow scope amendments to IFRS 3 — Business Combinations (“IFRS 3”), which aim to help companies determine whether an acquisition made is of a business or a group of assets, emphasizing that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. There was no effect from the adoption of these amendments.

Amendments to IAS 1 — Presentation of Financial Statements and IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors

The Group adopted amendments to IAS 1 — Presentation of Financial Statements (“IAS 1”) and IAS 8 — Accounting Policies (“IAS 8“), Changes in Accounting Estimates and Errors, which clarify the definition of ‘material’, as well as how materiality should be applied by including in the definition guidance that is included elsewhere in IFRS standards. There was no effect from the adoption of these amendments.

Amendments to IFRS 9 — Financial Instruments, IAS 39 — Financial Instruments: Recognition and Measurement and IFRS 7 — Financial Instruments: Disclosures

The Group adopted amendments to IFRS 9 — Financial Instruments (“IFRS 9”), IAS 39 — Financial Instruments: Recognition and Measurement (“IAS 39”) and IFRS 7 — Financial Instruments: Disclosures (“IFRS 7”), collectively the “Interest Rate Benchmark Reform”. These amendments modify certain hedge accounting requirements in order to provide relief from potential effects of the uncertainty caused by the interbank offered rates (IBOR) reform and require companies to provide additional information to investors about their hedging relationships that are directly affected by these uncertainties. There was no effect from the adoption of these amendments.

Review of the Conceptual Framework for Financial Reporting

The Group adopted the changes envisaged by the review of the Conceptual Framework for Financial Reporting, which applies to companies that use the Conceptual Framework to develop accounting policies when no IFRS

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standard applies to a particular transaction. Key changes include (i) increasing the prominence of stewardship in the objective of financial reporting; (ii) reinstating prudence as a component of neutrality, defined as the exercise of caution when making judgements under conditions of uncertainty; (iii) defining a reporting entity; (iv) revising the definitions of an asset and a liability; (v) removing the probability threshold for recognition, and adding guidance on derecognition; (vi) adding guidance on the information provided by different measurement bases, and explaining factors to consider when selecting a measurement basis; and (vii) stating that profit or loss is the primary performance indicator and income and expenses in other comprehensive income should be recycled where the relevance or faithful representation of the financial statements would be enhanced. There was no immediate effect from adoption, however the Group will apply the changes to develop accounting policies when no IFRS standard applies to a particular transaction in the future.

Amendment to IFRS 16 — Leases

In May 2020 the IASB issued an amendment to IFRS 16 — Leases (“IFRS 16”) for COVID-19-related Rent Concessions. The amendment permits lessees, as a practical expedient, not to assess whether particular rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and instead to account for those rent concessions as if they are not lease modifications, thus giving the possibility to the lessees to recognize the entire economic benefit of such discounts immediately through profit or loss.

Rent discounts are eligible for the practical expedient if they occur as a direct consequence of the COVID-19 pandemic and if all of the following criteria are met:

•	the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

•	any rent reduction in lease payments affects only payments originally due on or before June 30, 2021; and

•	there is no substantive change to the other terms and conditions of the lease.

The economic challenges presented by the COVID-19 pandemic have persisted longer than anticipated. As a result, lessors and lessees are negotiating rent concessions that extend beyond June 30, 2021 as permitted by Amendments to IFRS 16 Leases: COVID-19 Related Rent Concessions beyond 30 June 2021, which is effective from January 1, 2021. The Board has therefore extended the practical expedient by 12 months – i.e. permitting lessees to apply it to rent concessions for which any reduction in lease payments affects only payments originally due on or before June 30, 2022.

As a result of the above, the consolidated statement of profit or loss for the year ended December 31, 2020 includes a total of Euro 24.9 million of COVID-19-related rent concessions, representing the reduction of lease payments resulting from the concessions agreed.

New standards, amendments and interpretations not yet effective

The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2021 or subsequent years are listed below:

In May 2017 the IASB issued IFRS 17 — Insurance Contracts (“IFRS 17”), which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. In June 2020 the IASB issued amendments to IFRS 17 aimed at helping companies implement IFRS 17 and make it easier for companies to explain their financial performance. The new standard and amendments are effective on or after January 1, 2023.

In January 2020 the IASB issued amendments to IAS 1 — Presentation of Financial Statements (“IAS 1”) : Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as

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current or non-current, and in particular how to classify liabilities with an uncertain settlement rate and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2023.

In May 2020 the IASB issued amendments to IFRS 3 — Business combinations to update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations. These amendments are effective on or after January 1, 2022.

In May 2020 the IASB issued amendments to IAS 16 — Property, Plant and Equipment (“IAS 16”). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company should recognize such sales proceeds and the related cost in the statement of profit and loss. These amendments are effective on or after January 1, 2022.

In May 2020 the IASB issued amendments to IAS 37 — Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), which specify which costs a company includes when assessing whether a contract will be loss-making. These amendments are effective on or after January 1, 2022.

In May 2020 the IASB issued Annual Improvements to IFRSs 2018 - 2020 Cycle. The improvements have amended four standards with effective date January 1, 2022: i) IFRS 1 — First-time Adoption of International Financial Reporting Standards (“IFRS 1”) in relation to allowing a subsidiary to measure cumulative translation differences using amounts reported by its parent, ii) IFRS 9 — Financial Instruments in relation to which fees an entity includes when applying the ‘10 percent’ test for derecognition of financial liabilities, iii) IAS 41 — Agriculture (“IAS 41”) in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 — Leases in relation to an illustrative example of reimbursement for leasehold improvements.

In June 2020 the IASB issued amendments to IFRS 4 — Insurance Contracts (“IFRS 4”) which defer the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2023.

In August 2020 the IASB issued a package of amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”), IFRS 7 – Financial Instruments: Disclosures, IFRS 4 – Insurance Contracts” and IFRS 16 – Leases in response to the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks. The amendments are aimed at helping companies to provide investors with useful information about the effects of the reform on those companies’ financial statements. These amendments complement amendments issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The new amendments relate to:

•

changes to contractual cash flows – a company will not be required to derecognize or adjust the carrying amount of financial instruments for changes required by the interest rate benchmark reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

•

hedge accounting – a company will not have to discontinue its hedge accounting solely because it makes changes required by the interest rate benchmark reform if the hedge meets other hedge accounting criteria; and

•

disclosures – a company will be required to disclose information about new risks that arise from the interest rate benchmark reform and how the company manages the transition to alternative benchmark rates.

These amendments are effective on or after January 1, 2021, with early adoption permitted.

In February 2021 the IASB issued amendments to IAS 1 — Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies which require companies to disclose their material

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accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023.

In February 2021 the IASB issued amendments to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023.

In May 2021 the IASB issued amendments to IAS 12 - Income Taxes: Deferred Tax related to Assets and Liabilities Arising From a Single Transaction (“IAS 12”) that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. These amendments are effective on or after January 1, 2023.

At the date of these Consolidated Financial Statements, the Group has not yet completed the analysis to assess the impacts of the above new standards and interpretations not yet applicable.

Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Group has control. Control is achieved when the Group has the power over the investee, it is exposed, or has rights to, variable returns from its involvement with the investee, and has the ability to use its power to affect its returns. Subsidiaries are consolidated on a line by line basis from the date on which the Group obtains control. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Subsidiaries are deconsolidated from the date when control ceases. When the Group ceases to have control over a subsidiary, it derecognizes the assets (including any goodwill) and liabilities of the subsidiaries at their carrying amounts, derecognizes the carrying amount of non-controlling interests in the former subsidiary and recognizes the fair value of any consideration received from the transaction. Any retained interest in the former subsidiary is then remeasured to its fair value.

The Group recognizes any non-controlling interests (“NCI”) in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interests’ share of the acquiree’s identifiable net assets. Net profit or loss and each component of other comprehensive income/(loss) are attributed to the owners of the parent and to the non-controlling interests.

All intra-group balances and transactions and any unrealized gains and losses arising from intra-group transactions are eliminated in preparing the Consolidated Financial Statements.

Foreign currency transactions

The functional currency of the Group’s entities is the currency of their primary economic environment. Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the foreign currency exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements are recognized in the consolidated statement of profit and loss.

Consolidation of foreign entities

Upon consolidation, all assets and liabilities of Group entities with a functional currency other than the Euro are translated using the closing rates at the date of the consolidated statement of financial position. Income and

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expenses are translated into Euro at the average foreign currency exchange rate for the period. Translation differences resulting from the application of this method are recognized within other comprehensive income/(loss) until the disposal of the investment. Average foreign currency exchange rates for the period are used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows. Goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the Euro are recognized in the Consolidated Financial Statements in the functional currency and translated at the foreign currency exchange rate at the acquisition date. These balances are translated at subsequent balance sheet dates at the relevant foreign currency exchange rate.

The principal foreign currency exchange rates used by the Group to translate other currencies into Euro, were as follows:

	Exchange rate at December 31, 2020	2020 Average exchange rate	Exchange rate at December 31, 2019	2019 Average exchange rate	Exchange rate at December 31, 2018	2018 Average exchange rate
U.S. Dollar	1.227	1.142	1.123	1.119	1.145	1.181
Swiss Franc	1.080	1.070	1.085	1.113	1.127	1.155
Chinese Renminbi	8.023	7.874	7.821	7.735	7.875	7.808
Pound Sterling	0.899	0.890	0.851	0.878	0.895	0.885
Hong Kong Dollar	9.514	8.857	8.747	8.772	8.968	9.258
Singapore Dollar	1.622	1.574	1.511	1.527	1.559	1.593
United Arab Emirates Dirham	4.507	4.194	4.126	4.111	4.205	4.338

South Korean Won	1,336.000	1,345.487	1,296.280	1,305.214	1,277.930	1,299.117

Japanese Yen	126.490	121.832	121.940	122.021	125.850	130.399

Interests in associates and in joint arrangements

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Associates and joint ventures are accounted for using the equity method of accounting, from the date significant influence or joint control is obtained, respectively.

Under the equity method, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the profit/(loss) and other comprehensive income/(loss) of the investee. The Group’s share of the investee’s profit/(loss) is recognized in the consolidated statement of profit and loss. Distributions received from an investee reduce the carrying amount of the investment. Post-acquisition movements in other comprehensive income/(loss) are recognized in other comprehensive income/(loss) with a corresponding adjustment to the carrying amount of the investment. Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of the losses of an associate or joint venture exceed the carrying amount of the Group’s investment, the Group discontinues recognizing its share of further losses. Additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the related investee. The Group discontinues the use of the equity method from the date the investment ceases to be an associate or joint venture, or when it is classified as available-for-sale.

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Scope of consolidation

Ermenegildo Zegna Holditalia S.p.A. is the parent company of the Group and it holds, directly or indirectly, interests in the Group’s subsidiaries. The Group’s scope of consolidation at December 31, 2020 and 2019 was as follows:

Company	Registered office	Share capital (functional currency)	Held directly by	% Group
				2020	2019
Companies consolidated on a line-by-line basis

Parent company

Ermenegildo Zegna Holditalia S.p.A.	Valdilana (BI)	4,300,000

Italian subsidiaries

In.co. S.p.A.	Biella	4,050,000	E.Z. Holditalia	100	100

Lanificio Ermenegildo Zegna e Figli S.p.A.	Valdilana (BI)	3,100,000	E.Z. Holditalia	90	90

Ezi S.p.A.	Milan	5,750,000	E.Z. Holditalia	100	100

E.Z. Real Estate S.r.l.	Valdilana (BI)	2,000,000	E.Z. Holditalia	100	100

Agnona S.r.l. (*)	Milan	200,000	E.Z. Holditalia	100	100

Bonotto S.p.A.	Molvena (VI)	1,239,600	E.Z. Holditalia	60	60

Cappellificio Cervo S.r.l.	Biella	300,000	E.Z. Holditalia	51	51

Thom Browne Services Italy S.r.l.	Milan	10,000	Thom Browne Trading SA	85	85

Thom Browne Retail Italy S.r.l.	Milan	10,000	Thom Browne Services Italy S.r.l.	85	85

Gruppo Dondi S.p.A.	Carpi (MO)	1,502,800	E.Z. Holditalia	65	65

Foreign subsidiaries

Ermenegildo Zegna Giyim Sanayi ve Tic. A. S.	Istanbul (Turkey)	32,291,439	E.Z. Holditalia	100	100

Ermenegildo Zegna H.m.b.H.	Wien (Austria)	610,000	E.Z. Holditalia	100	100

Société de Textiles Astrum France S.à.r.l.	Paris (France)	500,000	E.Z. Holditalia	100	100

Ermenegildo Zegna GmbH	Munich (Germany)	6,577,421	E.Z. Holditalia	100	100

Zegna Japan Co., LTD	Minato-Ku-Tokyo (Japan)	100,000,000	E.Z. Holditalia	100	100

Fantasia (London) Limited	London (UK)	7,000,000	E.Z. Holditalia	100	100

Ermenegildo Zegna S.A. de C.V.	Ciudad de Mexico (Mexico)	459,600,000	E.Z. Holditalia	100	100

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Company	Registered office	Share capital (functional currency)	Held directly by	% Group
				2020	2019
Ezeti Portugal. S.A.	Lisbon (Portugal)	800,000	E.Z. Holditalia	100	100

Ermenegildo Zegna Madrid S.A.	Barcelona (Spain)	901,500	Ezeti	70	70

Ezeti S.L.	Barcelona (Spain)	500,032	Italco	100	100

Italco S.A.	Sant Quirze (Spain)	1,911,300	E.Z. Holditalia	100	100

Co.Ti. Service S.A.	Stabio (Switzerland)	27,940,000	E.Z. Holditalia	100	100

Consitex S.A.	Stabio (Switzerland)	15,000,000	E.Z. Holditalia	100	100

Ermenegildo Zegna Corporation	New York, NY	500,000	E.Z. Holditalia	100	100

Zegna (China) Enterprise Management Co., Ltd.	Shanghai (China)	58,309,140	E.Z. Holditalia	100	100

Ermenegildo Zegna (China) Co., LTD	Shanghai (China)	50,000,000	E.Z. Holditalia	100	100

Ermenegildo Zegna Korea LTD (*)	Seoul (Korea)	6.876.000.000	E.Z. Holditalia	100	100

Alan Real Estate S.A.	Stabio (Switzerland)	9,200,000	E.Z. Real Estate S.r.l.	100	100

Ismaco Amsterdam B. V.	Amsterdam(Netherlands)	226,890	E.Z. Holditalia	100	100

Ermenegildo Zegna Far-East Pte LTD	Singapore	21,776,432	Consitex S.A.	100	100

Ermenegildo Zegna Hong Kong LTD	Hong Kong	238,240,000	E.Z. Holditalia	100	100

E. Zegna Trading Hong Kong LTD Taiwan Branch	Hong Kong	233,659,800	E.Z. Hong Kong LTD	100	100

Ermenegildo Zegna Canada Inc.	Toronto (Canada)	700,000	Consitex S.A.	100	100

Ermenegildo Zegna Australia PTY LTD	Sydney (Australia)	18,000,000	E.Z. Far East	100	100

E. Z. New Zealand LTD	Auckland (New Zealand)	3,300,000	E.Z. Holditalia	100	100

Ezesa Argentina S.A.	Buenos Aires (Argentina)	27,246,979	E.Z. Holditalia; Italco	100	100

E. Z. Thai Holding Ltd	Bangkok (Thailand)	3,000,000	E.Z. Holditalia	49.3	49.3

The Italian Fashion Co. LTD	Bangkok (Thailand)	16,000,000	E. Z. Thai H.; E.Z Far East	64.5	64.5

Zegna South Asia Private LTD	Mumbai (India)	902,316,770	E.Z. Holditalia	51	51

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Company	Registered office	Share capital (functional currency)	Held directly by	% Group
				2020	2019
ISMACO TEKSTİL LİMİTED ŞİRKETİ	Istanbul (Turkey)	10,000,000	E.Z.Holditalia, Ismaco	100	100

Ezesa Brasil Participacoes LTDA	San Paolo (Brazil)	77,481,487	E.Z. Holditalia	100	100

Ermenegildo Zegna (Macau) LTD	Kowloon Bay (Hong Kong)	4,650,000	Consitex S.A.	100	100

Ermenegildo Zegna Malaysia Sdn. Bhd.	Kuala Lumpur (Malaysia)	3,000,000	E.Z. Far East	100	100

61 West 23rd Street LLC	New York, NY	12,637,342	Alan Real Estate S.A.	100	100

Ermenegildo Zegna Maroc S.A.R.L.A.U.	Casablanca (Morocco)	530,000	E.Z. Holditalia	100	100

Ermenegildo Zegna Vietnam LLC	Hanoi City (Vietnam)	53,567,900,000	E.Z. Holditalia	76.6	70

Achill Land Pty Ltd.	Armidale NSW (Australia)	10,200,000	Alan Real Estate S.A.	60	60

Zegna Gulf Trading LLC	Dubai (UAE)	300,000	Consitex S.A.	49	49

EZ US Holding Inc.	Wilmington (U.S.A.)	1,000,099	Consitex S.A.	100	100

E.Zegna Attica Single Member Societé Anonyme	Athens (Greece)	650,000	E.Z. Holditalia	100	100

Thom Browne Inc.	Wilmington (U.S.A.)	5,510	E.Z. Holditalia	85	85

Thom Browne Japan Inc.	Tokyo (Japan)	1,000,000	Thom Browne Inc.	85	85

Thom Browne Trading SA	Stabio (Switzerland)	100,000	Thom Browne Inc.	85	85

Thom Browne France Services	Paris (France)	50,000	Thom Browne Trading SA	85	85

Thom Browne UK Limited	Beckenham (UK)	1	Thom Browne Trading SA	85	85

Tailoring Luxury Co., Ltd.	Shanghai (China)	900,000	Thom Browne Trading SA	85	85

Thom Browne (Macau) Limited	Hong Kong	500,000	Thom Browne Trading SA	85	85

Thom Browne Canada	Vancouver (Canada)	1	Thom Browne Trading SA	85	—
Investments valued using the equity method of accounting

Italian entities and associated companies

Pelletteria Tizeta S.r.l.	Sesto Fiorentino (FI)	206,816	E.Z. Holditalia	50	50

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Company	Registered office	Share capital (functional currency)	Held directly by	% Group
				2020	2019

Foreign entities and associated companies
Achill Station Pty Ltd.	Armidale NSW (Australia)	2,239,127	Alan Real Estate S.A.	60	60

Tom Ford International LLC	Delaware (U.S.A.)	82,366,000	EZ US Holding Inc.	15	15

Other investments valued at fair value

Acquedotto Piancone S.r.l.	Valdilana (BI)	42,000	LEZ	66.7	66.7

Pettinatura di Verrone S.r.l.	Verrone (BI)	3,000,000	LEZ	15	15

Consorzio Turistico Alpi Biellesi	Valdilana (BI)	33,750	E.Z. Real Estate S.r.l.	43.9	50.8

Sharmoon.EZ.Garments Co. Ltd	Wenzhou (China)	100,000,000	E.Z. Holditalia	50	50

F2 S.r.l.	Schio (VI)	90,000	Bonotto S.p.A.	49	49

Elah Dufour S.p.A.	Genova (GE)	26,650,000	E.Z. Holditalia	10	10

Bea Biella S.r.l.	Busalla (GE)	130,000	E.Z. Real Estate S.r.l.	22	22

Future 101 Design Private Ltd	New Delhi (India)	100,000	E.Z. Holditalia	17.5	17.5

(*)	Reclassified as current assets held for sale in 2020

Property, plant and equipment

Cost

Property, plant and equipment is initially recognized at cost, which comprises the purchase price, any costs directly attributable to bringing the assets to the location and condition necessary to be capable of operating in the manner intended by management, capitalized borrowing costs and any initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Self-constructed assets are initially recognized at their production cost, including labor costs. Subsequent costs are capitalized only if they increase the future economic benefits embodied in the related assets. All other expenditures are expensed as incurred. When parts are replaced, the carrying amount of the parts that are replaced are written off in the consolidated statement of profit and loss.

Property, plant and equipment is presented net of accumulated depreciation, calculated on the basis of the useful lives of the assets, and any impairment losses.

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Category of Property, Plant and Equipment	Depreciation rate
Buildings	3% - 10%
Plants and machinery	12.5% - 17.5%
Industrial and commercial equipment	20% - 25%
Other tangible assets	12% - 25%

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Land and assets under construction are not depreciated.

If the asset being depreciated consists of separately identifiable components whose useful life differs from that of the other parts making up the asset, depreciation is charged separately for each of its component parts through application of the “component approach”.

Property, plant and equipment is tested for impairment when impairment indicators are identified, such as a scheduled closure of a store or site, a redundancy plan or a downward revision of market forecasts. When an asset’s recoverable amount is less than its net carrying amount, an impairment loss is recognized. Where the recoverable amount of an individual asset cannot be determined precisely, the Group determines the recoverable amount of the cash-generating unit (“CGU”) or group of CGUs to which the asset belongs.

Investment property

Investment property is land or buildings owned by the Group with the intention of earning rent or holding for capital appreciation.

Investment property is recognized when it is probable that the future economic benefits associated with the property will flow to the entity and the cost of the property to the entity can be reliably measured. Investment property is initially measured at cost plus transaction costs. Investment property is subsequently measured at cost less accumulated depreciation and any accumulated impairment losses (the cost model).

Investment property is impaired if its carrying amount exceeds its recoverable amount. Impairment losses are recognized in the consolidated statement of profit and loss under “Depreciation, amortization and impairment of assets”. Impairment losses are reversed if the reasons for them cease to exist, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized in the consolidated statement of profit and loss immediately.

Investment property is derecognized when it has been disposed of or when it has been permanently withdrawn from use and no future economic benefits are expected to arise from its disposal. The gain or loss on disposal or retirement of investment property is calculated as the difference between the net disposal proceeds, after deducting direct costs of disposal, and the carrying amount at the date of disposal.

Brands with indefinite useful life

Brands with indefinite useful lives are not amortized but are tested for impairment at least annually, or more frequently, if facts or circumstances indicate that the asset may be impaired.

Intangible assets with a finite useful life

An identifiable non-monetary asset without physical substance, controlled by the Group and capable of producing future economic benefits is recognized as intangible assets.

Intangible assets with a finite useful life include trademarks, licenses, software, and development costs.

Concession, licences, trademarks and patents

Concession, licences, trademarks and patents are recognized at cost or at the value attributed upon acquisition and include the cost of trademark registration in the various countries in which the Group operates, assuming there are no risks or limitations on control over their use.

Software

Software acquired as part of recurring operations and software developed in-house by the Group which meet all the relevant criteria are capitalized and amortized on a straight-line basis over their useful lives.

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Development costs

Development costs are recognized as an asset if, and only if, both of the following conditions under IAS 38 — Intangible Assets (“IAS 38”) are met: (i) that development costs can be measured reliably and (ii) that the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. All other research and development costs are expensed as incurred.

Intangible assets with a definite useful life are amortized on a straight-line basis at the following rates:

Category of Intangible assets with a finite useful life	Depreciation rate
Concessions, licences, trademarks and patents	2.5% - 25%
Software	10% - 33%
Development costs and other intangibles	10% - 33%

Leases

The Group recognizes a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use. Each lease payment is allocated between the principal liability and finance costs. Finance costs are charged to the statement of profit and loss over the lease period using the effective interest rate method. The right-of-use asset is depreciated on a straight-line basis over the lease term.

Right-of-use assets are measured at cost comprising the following: (i) the amount of the initial measurement of lease liability; (ii) any lease payments made at or before the commencement date less any lease incentives received; (iii) any initial direct costs and, if applicable, (iv) restoration costs. Payments associated with short-term leases (less than 12 months at inception) and leases of low-value assets are recognized as an expense in the statement of profit and loss on a straight-line basis.

Lease liabilities are measured at the net present value of the following: (i) fixed lease payments, (ii) variable lease payments that are based on an index or a rate and, if applicable, (iii) amounts expected to be payable by the lessee under residual value guarantees, and (iv) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option. Lease liabilities do not include any non-lease components that may be included in the related contracts. Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the Group’s incremental borrowing rate is used, being the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Variable lease payments are recognized in the statement of profit and loss in the period in which the condition that triggers those payments occurs. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The Group determines the lease term as the non-cancellable period of a lease, together with the periods covered by (i) an option to extend if the lessee is reasonably certain to extend or periods after an optional termination date if the lessee is reasonably certain not to terminate early. Management evaluates the exercise of the option if it’s considered “reasonably certain” based on several factors and circumstances that create an incentive for the lessee to exercise, or not to exercise the option, including any expected changes in facts and circumstances from the commencement date until the exercise date of the option.

Impairment of non-current assets

The Group continuously monitors its operations to assess whether there is any indication that its non-current assets are impaired, including goodwill, brands with an indefinite useful life, other intangible assets, investment property, property, plant and equipment and right-of-use assets. Goodwill and brands with an indefinite useful

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life are tested for impairment annually or more frequently, if there is an indication that they may be impaired. If impairment indicators are present, the carrying amount of the asset is reduced to its recoverable amount, which is the higher of its (i) fair value less costs of disposal and (ii) value in use. The recoverable amount is determined for the individual asset, unless the asset does not generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets, in which case the asset is tested as part of the CGU to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Group identifies each directly operated store (“DOS”) as a separate CGU, with the exception of the strategic stores, whose carrying amount is tested for recoverability taking into consideration the cash flows arising from all the DOS that benefit from it. In assessing the value in use of an asset or CGU, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. An impairment loss is recognized if the recoverable amount is lower than the carrying amount. Where an impairment loss for assets other than goodwill subsequently no longer exists or has decreased, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized in the consolidated statement of profit and loss.

Business combinations

Business combinations are accounted for using the acquisition method in accordance with IFRS 3. Accordingly, the consideration transferred (acquisition price) in a business combination is measured at the fair value, which is measured at the fair value of the assets transferred, liabilities incurred by the acquirer and the equity interest issued at the date the control changed. The following items constitute an exception, which are instead valued according to their reference principle: (i) deferred tax assets and liabilities, (ii) assets and liabilities for employee benefits and (iii) assets held for sale. Acquisition-related costs are recognized in the consolidated statement of profit and loss as incurred. Goodwill is measured as the excess of the acquisition price plus the amount of any non-controlling interests in the acquiree over the net fair value of the identifiable assets and liabilities acquired. If, after reassessment, it results in a negative difference, the excess is recognized immediately in the consolidated statement of profit and loss as a bargain purchase gain.

In the event that the fair values of the assets, liabilities and contingent liabilities can only be determined provisionally, the business combination is recognized using these provisional values. Any adjustments deriving from the completion of the valuation process are recognized within twelve months from the acquisition date.

If a price component is linked to the realization of future events, this component is considered in the estimate of the fair value at the time of the business combination.

Significant gains and losses, with the related tax effects, deriving from transactions carried out between fully consolidated companies not yet realized with third parties, are eliminated, except for losses that are not eliminated if the transaction provides evidence of a reduction of value of the transferred asset. The reciprocal debit and credit relationships, costs and revenues, as well as financial income and expenses are also eliminated if significant.

The purchase of further holdings in subsidiaries and the sale of shares that do not involve the loss of control are considered transactions between shareholders; as such, the accounting effects are recognized directly in the Group’s equity.

Put and call agreement on non-controlling interests

In the case of put options granted to non-controlling interests, the Group recognizes a financial liability corresponding to the present value of the exercise price of the option. On initial recognition, if put option terms and conditions give the Group the access to the economic benefits of the non-controlling interests, the Group

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recognizes a financial liability and a reduction of equity attributable to non-controlling interests (as if the non-controlling interest had been acquired by the Group). If put option terms and conditions do not give the Group the access to the economic benefits of the non-controlling interests, the Group recognizes a financial liability and a reduction of the Group’s retained earnings. The liability is subsequently remeasured at the end of each period. The liability is subsequently accreted through financial expenses up to the redemption amount that is payable at the date at which the option first becomes exercisable. In the event that the option expires unexercised, the liability is derecognized with a corresponding adjustment to equity.

Financial instruments

The classification of a financial asset is based on the Group’s business model for managing the related financial assets and their contractual cash flows. The Group considers whether the contractual cash flows represent solely payments of principal and interest that are consistent with a basic lending arrangement. Where the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, the related financial assets are classified and measured at fair value through profit and loss.

With the exception of trade receivables that do not contain a significant financing component (or for which the Group has applied the practical expedient available under IFRS 15 - Revenue from contracts with customers (“IFRS 15”)), which are measured at the transaction price (as defined in IFRS 15), all financial assets are initially measured at their fair value plus, in the case of financial assets not at fair value through profit and loss only, transaction costs that are directly attributable to the acquisition of the asset.

Measurement subsequent to initial recognition is based on the classification of the financial assets into one of the following categories:

(1)	Financial assets at amortized cost;

(2)	Financial assets at fair value through other comprehensive income, with subsequent recycling of cumulative gains and losses to the statement of profit and loss (“FVOCI”); or

(3)	Financial assets at fair value through profit and loss (“FVPL”).

(1)	Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest rate method and are subject to impairment testing. Gains and losses are recognized in the statement of profit and loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost primarily include trade receivables, guarantee deposits and certain other non-current financial assets.

(2)	Financial assets at fair value through other comprehensive income (FVOCI)

Financial assets at FVOCI are initially recognized at fair value and subsequent fair value changes are recognized within other comprehensive income. Interest income, foreign exchange revaluations and impairment losses or reversals are recognized in the consolidated statement of profit and loss. Upon derecognition, the cumulative reserve of fair value changes recognized within other comprehensive income is recycled to profit and loss.

The Group’s financial assets at FVOCI primarily include derivative instruments fixed income and floating income securities.

(3)	Financial assets at fair value through profit and loss (FVPL)

Financial assets at FVPL are initially recognized at fair value and subsequent fair value changes are recognized in the consolidated statement of profit and loss. Financial assets at FVTPL include derivative instruments and

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listed equity investments for which the Group has not irrevocably elected to classify the instruments at FVOCI. Dividends from listed equity investments are recognized as other income in the consolidated statement of profit and loss when the right of payment has been established.

The Group’s financial assets measured at FVPL primarily include insurance contracts, equity instruments and fixed income securities, as well as investments in hedge funds and private equity private debts, money market funds, floating income and real estate funds.

Reclassification

A financial asset is only reclassified when there is a change in the contractual terms that significantly affects the previously expected cash flows or when the Group changes its business model for managing financial assets. Reclassifications are only made prospectively from the reclassification date, without restating any previously recognized gains, losses or interest.

Derecognition

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for any obligations created or retained. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit and loss. In addition, on derecognition of an investment in a debt instrument classified as FVOCI, the cumulative gain or loss previously accumulated in the investment revaluation reserve within other comprehensive income is reclassified to profit and loss.

Impairment of financial assets

The Group recognizes a loss allowance for expected credit losses on investments in debt instruments that are measured at amortized cost or at FVOCI, lease receivables, trade receivables and contract assets, as well as on financial guarantee contracts. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Group always recognizes lifetime expected credit losses (ECL) for trade receivables, contract assets, lease receivables and securities. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

Trade receivables

Trade receivables are amounts due from clients for goods sold or services provided in the ordinary course of business. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any loss allowances.

Financial liabilities

Financial liabilities include loans, bonds, lease liabilities, trade payables and other liabilities. These instruments are recorded at fair value on initial recognition, net of any costs that can be ascribed to them. Subsequently, the

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financial liabilities are measured at amortized cost using the effective interest method. The Group derecognizes a financial liability when, and only when, it is extinguished, i.e. when the obligation in the contract is discharged, cancelled or expired.

Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, options and interest rate swaps.

Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to fair value at each reporting date. The resulting gain or loss is recognized immediately in profit or loss unless the derivative is designated and effective as a hedging instrument, in which case the timing of the recognition in profit or loss depends on the nature of the hedge relationship. A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. A derivative is classified as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not due to be realized or settled within 12 months. Derivatives held for trading are classified as current assets or current liabilities.

Hedge accounting

The Group designates certain derivatives as hedging instruments in respect of foreign currency and interest rate risk, as fair value hedges, cash flow hedges, or hedges of net investments in foreign operations. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationship meets all of the following hedge effectiveness requirements:

a)	there is an economic relationship between the hedged item and the hedging instrument;

b)	the effect of credit risk does not dominate the value changes that result from that economic relationship; and

c)

the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.

If a hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio but the risk management objective for that designated hedging relationship remains the same, the Group adjusts the hedge ratio of the hedging relationship (i.e. rebalances the hedge) so that it meets the qualifying criteria again.

The Group designates the full change in the fair value of a forward contract (i.e. including the forward elements) as the hedging instrument for all of its hedging relationships involving forward contracts.

The Group designates only the intrinsic value of option contracts as a hedged item and excludes the time value of the option. The changes in the fair value of the aligned time value of the option are recognized in other comprehensive income and accumulated in the hedge reserve. If the hedged item is transaction-related, the time value is reclassified to profit or loss when the hedged item affects profit or loss. If the hedged item is time period related, then the amount accumulated in the hedge reserve is reclassified to profit or loss on a rational basis – the Group applies straight-line amortisation. Those reclassified amounts are recognized in profit or loss in the same line as the related hedged item. If the hedged item is a non-financial item, then the amount accumulated in the

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hedge reserve is removed directly from equity and included in the initial carrying amount of the recognized non-financial item. Furthermore, if the Group expects that some or all of the loss accumulated in the hedge reserve will not be recovered in the future, that amount is immediately reclassified to profit or loss.

The Group designates certain derivatives as either:

a)

hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge). Where a derivative financial instrument is designated as a hedge against the fluctuation in fair value of a recognized asset or liability (fair value hedge), the gain or loss for re-measuring the hedging instrument at fair value is recognized in the statement of profit and loss together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Consistently, the hedged items are adjusted to consider changes in fair value of the hedged risk. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognized in the statement of profit and loss. The gain or loss relating to the ineffective portion is recognized in the statement of profit and loss. Changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognized in the statement of profit and loss. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest rate method is used is amortized to the statement of profit and loss over the period to maturity.

b)

hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge). Where a derivative financial instrument is designated as a hedge of foreign exchange rate or interest rate in relation to future cash flow (cash flow hedge), the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income within equity. The gain or loss associated with an ineffective portion of a hedge is recognized in the statement of profit and loss. The cumulative gain or loss is removed from equity and recognized in the statement of profit and loss at the same time in which the hedged transaction affects the statement of profit and loss (as an adjustment to the caption of the statement of profit and loss affected by the hedged cash flows). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the statement of profit and loss. The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognized in the statement of profit and loss within ‘revenues’. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of profit and loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of profit and loss.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less at the date of inception.

Inventories

Inventories are recognized at the lower of cost (acquisition or production) and net realizable value. Cost includes direct production costs and indirect costs that have been incurred in bringing the inventories to the location and condition necessary to be capable for their use in the production process. Cost is determined on a weighted

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average basis. Net realizable value is the estimated selling price less the estimated costs of completion and the estimated costs for sale and distribution.

Inventories are presented net of provisions for slow moving and obsolete inventories.

Employee benefits

Pension plans

Defined contribution plans - Costs arising from defined contribution plans are expensed as incurred.

Defined benefit plans - The Group’s net obligations are determined separately for each plan by estimating the present value of future benefits that employees have earned in the current and prior periods, and deducting the fair value of any plan assets.

The present value of defined benefit obligations is measured using actuarial techniques and benefits are attributable to periods in which the obligation to provide post-employment benefits arise by using the Projected Unit Credit Method. Actuarial assumptions are based on management’s best estimates. The components of defined benefit cost are recognized as follows:

•	the service costs are recognized in the consolidated statement of profit and loss in the personnel cost line item;

•	the net interest expense on the defined benefit liability is recognized in the consolidated statement of profit and loss within financial expenses;

•

the remeasurement components of the net obligation, which comprise actuarial gain and losses, are recognized immediately in other comprehensive income. These remeasurement components are not reclassified in the consolidated statement of profit and loss in a subsequent period.

Post-employment benefits include the Italian employee severance indemnity (“trattamento di fine rapporto” or “TFR”) obligation required under Italian Law. The amount of TFR to which each employee is entitled must be paid when the employee leaves the Group and is calculated based on the period of employment and the taxable earnings of each employee. Under certain conditions, the entitlement may be partially advanced to an employee during their working life.

The TFR scheme is classified as a defined contribution plan and the Group recognizes the associated costs over the period in which the employee renders service.

Other long-term employee benefits

The Group’s obligations represent the present value of future benefits that employees have earned in return for their service during the current and prior periods. Remeasurement components on other long-term employee benefits are recognized in the consolidated statement of profit and loss in the period in which they arise.

Provisions for risks and charges

Provisions are recognized when the Group has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

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A restructuring provision is recognized when the Group has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which are those amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the entity.

Present obligations arising under onerous contracts are recognized and measured as provisions. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Provisions for the costs to restore leased plant assets to their original condition, as required by the terms and conditions of the lease, are recognized when the obligation is incurred, either at the commencement date or as a consequence of having used the underlying asset during a particular period of the lease, at the directors’ best estimate of the expenditure that would be required to restore the assets. Estimates are regularly reviewed and adjusted as appropriate for new circumstances.

Treasury shares

Treasury shares are measured at purchase cost, as a reduction in Shareholders’ equity. The nominal value of the Treasury Shares held is deducted directly from share capital. Gains and losses on disposal, net of income taxes, are taken directly to equity.

Assets and disposal groups held for sale

Assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset or disposal group is available for immediate sale in its present condition, subject only to terms that are usual and customary for sales of such an asset or disposal group, and the sale is highly probable, with the sale expected to be completed within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interests in its former subsidiary after the sale.

Assets and disposal groups are not classified as held for sale within the comparative period presented for the Consolidated Statement of Financial Position.

Revenue recognition

Revenue mainly comprises sales of goods, together with income from associated services, and income from royalties and operating licenses.

Revenue is recognized when control over a product or service is transferred to a customer. Revenue is measured at the transaction price which is based on the amount of consideration that the Group expects to receive in exchange for transferring the promised goods or services to the customer and excludes any sales incentives, rebates or discounts (including end of season discounts offered by the retail channel), as well as taxes collected from customers that are remitted to government authorities.

Revenues from wholesale operations and direct sales to customers, through retail stores and online channels, are recognized at a point in time when control over a product is transferred to the customers.

Revenues from sales of services are recognized when the Group satisfies its performance obligation.

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Under the Group’s standard contract terms, retail customers are entitled to a right of returns within 30 days, which enables them to receive a full or partial cash refund of the amount paid, a store coupon or another product in exchange. Exchanges of one product for another of the same type, quality, condition and price are not considered returns, unless product exchange occurs after 30 days from the original sale.

Wholesalers generally do not have a contractual right of return.

Provisions for returns are presented in the consolidated statement of financial position under liabilities with a corresponding adjustment to revenue in respect of future refunds. A corresponding asset (with an offsetting adjustment to cost of sales) representing the right to recover the goods from the client is also recognized.

The Group uses its historical experience to estimate the number of returns on a portfolio level using the expected value method.

Royalties received with respect to operating licenses are recognized in accordance with the contractual obligations specific to each agreement, which is generally when the sales occur for sales-based licensing agreements, otherwise over time as the performance obligations are satisfied for other types of licensing agreements.

Payment for retail sales is typically required at the time of purchase or within 30 days, or, on occasion, in advance. Payment terms for wholesale sales are generally longer and the Group may adopt various measures aimed at ensuring collectability of the related consideration, such as requiring customers to provide advanced payments or financial guarantees, as well as performing credit analysis of customers and obtaining insurance over receivables.

Personnel costs

Personnel expenses primarily consist of wages, salaries and payroll taxes, expenses relating to pensions and other post-employment benefits under defined benefit plans. Wages, salaries and payroll taxes include fixed remuneration, variable short-term remuneration, long–term remuneration plans, expenses related to employee profit-sharing and other incentive plans, and any associated payroll taxes. Other personnel expenses notably include severance paid to individual employees or as part of a restructuring plan, and directors’ fees paid to directors of Group entities.

Cash-settled share-based payments

Where the Group issues cash-settled share-based transactions, the cost of the cash-settled transactions is initially valued at the fair value at the date the beneficiary is informed of their allocation. This fair value is recognized in the statement of profit and loss in the period until vesting, with the recognition of a corresponding liability. Until the liability is settled, the fair value is recalculated at each year-end date and at the settlement date, charging the related changes to the statement of profit and loss.

Income taxes

Income tax expense comprises the current and deferred tax expense.

Current tax

The tax currently payable is based on taxable profit for the year. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority.

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Deferred tax

Deferred tax is calculated using the liability method on all temporary differences between the carrying amount recorded in the consolidated balance sheet and the tax value of assets and liabilities, except for goodwill that is not deductible for tax purposes and certain other exceptions. The valuation of deferred tax balances depends on the way in which the Group intends to recover or settle the carrying amount of assets and liabilities, using tax rates that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and liabilities are not discounted and are presented separately in the balance sheet within non-current assets and liabilities. A deferred tax asset is recognized on deductible temporary differences and for tax loss carry-forwards and tax credits to the extent that their future offset is probable. A deferred tax liability is recognized on taxable temporary differences relating to investments in subsidiaries and associates unless the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit or loss attributable to shareholders of the parent company by the weighted average number of ordinary shares outstanding during the period, excluding treasury shares.

Diluted

Diluted earnings per share is calculated by dividing the profit or loss attributable to holders of the parent company, excluding treasury shares, by the weighted average number of ordinary shares outstanding, taking into account all dilutive potential ordinary shares. To calculate diluted earnings per share, the weighted average number of shares outstanding is adjusted assuming the conversion of all potential shares with dilutive effects, and the entity’s net profit is adjusted to take into account any effects, net of taxes, of the conversion.

Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

Rounding of amount

All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand Euro unless otherwise stated.

4.	Use of estimates

The preparation of the Consolidated Financial Statements in accordance with IFRS requires the use of estimates, judgements and assumptions that affect the carrying amounts of assets and liabilities (as well as the assessment of contingent assets and liabilities) and the amount of income and expenses recognized. The estimates and associated assumptions are based on historical experience and on any other factors that are considered to be relevant. Actual results might not fully correspond to estimates.

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The estimates and underlying assumptions are reviewed continuously by the Group. The effects of any changes to accounting estimates are recognized in the consolidated statement of profit and loss in the period in which the adjustment is made, or prospectively in future periods.

The items requiring estimates for which there is a risk that a material difference may arise in respect of the carrying amounts of assets and liabilities in the future are discussed below.

Impairment of non-current assets with definite useful lives

Non-current assets with definite useful lives include property, plant and equipment, right-of-us assets, investment property and intangible assets. The Group periodically reviews the carrying amount of non-current assets with definite useful lives when events and circumstances indicate that an asset may be impaired. Impairment tests are performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Recoverability of goodwill and brands with indefinite useful life

In accordance with IAS 36 — Impairment of Assets (“IAS 36”), goodwill and brands with indefinite useful life are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired. The impairment test is performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount of the CGU is the higher of its fair value, less costs of disposal and its value in use.

Recoverability of deferred tax assets

The deferred tax assets are recognized on the premise that it is more likely than not that the Group will be able to generate sufficient and suitable future taxable profits from which the reversal of the asset can be deducted. If the Group is unable to generate sufficient taxable profits in certain jurisdictions, or if there is a significant change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, the Group could be required to write-off any deferred tax assets, resulting in an increase in its effective tax rate and an adverse impact on future operating results.

Derivatives

Fair value of derivatives not traded in an active market is determined using a mark-to-model valuation technique.

Where active markets exist for its component parts, then fair value is determined on the basis of the relevant market prices for the component parts.

Valuation techniques that are based on significant inputs that are observable are referred to as Level 2 valuations, while those based on techniques that use significant unobservable inputs are referred to as Level 3 valuations. Estimates and assumptions are made with the support of the corporate functions and, where appropriate, of independent specialists, and are regularly reviewed.

Provisions for obsolete inventory

Since the Group’s products are subject to market trends and changes in fashion trends, product inventories at the end of the season are subject to impairment. Specifically, the provision for obsolete inventory of finished products reflects management’s estimate of the expected impairment losses on the products of the collections of previous seasons, considering the ability to sell them through the Group’s various distribution channels.

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Generally, impairment assumptions involve percentages of impairment that become greater the older the collections are, so as to reflect the decline in selling prices in secondary channels (mainly outlets), and on the other hand, the decrease in the probability of selling them as time goes by.

The provision for obsolete raw materials reflects management’s estimates of the decline in the probability they will be used based on the calculation of slow-moving raw materials.

Provision for risks

The Group recognizes a liability when facing legal and tax disputes and lawsuits if it believes it is probable that they will require an outflow of financial resources and a reliable estimate can be made of the amount of the potential losses. Given the uncertainty surrounding the outcome of these proceedings, it is hard to reliably estimate the outflow of resources that will be required to settle them, therefore the amount of the provisions for legal and tax disputes may change as a result of future developments in the outstanding proceedings. The Group monitors the status of ongoing lawsuit and proceedings and consults with its legal advisors as well as legal and tax experts.

Fair value estimates

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. IFRS 13—fair value measurement (“IFRS 13”) establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

5.	Business combinations

A summary of the Group’s material business combinations for the years ended December 31, 2019 and 2018 is provided below. There were no business combinations for the year ended December 31, 2020. All business combinations have been recognized in accordance with IFRS 3—Business Combinations.

2019

Acquisition of Gruppo Dondi S.p.A.

On July 19, 2019 the Group acquired 65% of Gruppo Dondi S.p.A. (“Gruppo Dondi”), a leader in high-end jersey fabric. As a result of this acquisition, the Group has expanded its textile activities and product offering to a broader clientele.

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Details of the purchase consideration, the net assets acquired and goodwill are as follows:

(Euro thousands)	At acquisition date
Consideration paid	14,655
Contingent consideration	3,420

Total consideration	18,075

A portion of the consideration for the acquisition, amounting to Euro 3,420 thousand, was contingent on the achievement of certain predetermined performance targets by Gruppo Dondi for the year ended December 31, 2020. The contingent consideration was to be payable in cash in two tranches following the finalisation of Gruppo Dondi economic results for the period ended August 31, 2019 and 2020. The contingent consideration under the agreement was recognized in the consolidated financial statements as other current liabilities. At December 31, 2020 a portion of the contingent consideration amounting to Euro 1,000 thousand expired as the performance targets were not met. As a result, a gain of Euro 1,000 thousand was recognized within other income.

The net value of the assets acquired is detailed as follows:

(Euro thousands)	Fair value at acquisition date
Cash and cash equivalents	3,572
Trade receivables	8,892
Inventories	5,135
Other current assets	535
Property, plant and equipment and right-of-use assets	7,165
Intangible assets	30
Deferred tax assets and other non-current assets	233
Account payables	(8,694)
Other current liabilities	(272)
Provision for risks	(157)
Employee benefits	(969)
Deferred tax liabilities	(593)

Net identifiable assets acquired	14,877

Less: Non-controlling interests	(5,207)

Goodwill	8,405

Net assets acquired including goodwill	18,075

Goodwill arising from the acquisition of Euro 8,405 thousand is attributable to the expected synergies from combining operations of the acquiree and the acquirer or other factors. The goodwill is not deductible for tax purposes. Acquisition-related costs, which amounted to Euro 40 thousand were expensed in the consolidated statement of profit and loss.

For the non-controlling interests in Gruppo Dondi, representing 35% of the acquiree’s share capital, the Group elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets. Under the terms of the agreement, non-controlling interests have the option to sell to the Group the remaining 35% interest in Gruppo Dondi. The Group recognized the contractual obligation as a financial liability with an offsetting entry to other reserves. Please refer to Note 34—Other non-current financial liabilities for further details.

The fair value of acquired trade receivables is Euro 8,892 thousand. The gross contractual amount of trade receivables due is Euro 8,930 thousand, with a loss allowance of Euro 38 thousand.

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The details of the net cash outflows related to the acquisition are shown below:

(Euro thousands)	At acquisition date
Consideration paid	(14,655)
Cash and cash equivalents acquired	3,572

Net cash outflow—Investing activities	(11,083)

Gruppo Dondi contributed revenues of Euro 11,842 thousand and net profit of Euro 886 thousand to the Group for the period from July 19, 2019 (the acquisition date) to December 31, 2019. If the acquisition had occurred on January 1, 2019, the consolidated statement of comprehensive income would have included additional revenues for Euro 22,064 thousand and profit for Euro 1,745 thousand.

These amounts have been calculated using the subsidiary’s results and adjusting them for differences in the accounting policies between the group and the subsidiary, and the additional depreciation and amortisation that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from January 1, 2019, together with the consequential tax effects.

2018

Acquisition of Thom Browne Group

On November 28, 2018, the Group acquired 85% of the Thom Browne Group. The acquisition aimed to address a younger “millennial” client segment through an offering complementary to the offering of the Zegna brand.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

(Euro thousands)	At acquisition date
Consideration paid	346,153
Price adjustment	(2,467)

Total consideration	343,686

(Euro thousands)	Fair value at acquisition date
Cash and cash equivalents	9,140
Trade receivables	12,556
Inventories	43,026
Other current assets	3,572
Other current financial assets	1,583
Property, plant and equipment and right-of-use assets	24,983
Brands with indefinite useful life	157,143
Intangible assets	1,613
Other non-current assets	1,972
Accounts payables and advances	(19,566)
Other current liabilities	(5,044)
Lease liabilities	(17,954)
Deferred taxes	(42,496)
Other long-term liabilities	(873)

Net identifiable assets acquired	169,655

Less: Non-controlling interests	(25,448)

Goodwill	199,479

Net assets acquired including goodwill	343,686

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Goodwill arising from the acquisition of Euro 199,479 thousand is attributable to the expected synergies from combining operations of the acquiree and the acquirer or other factors. The goodwill is not deductible for tax purposes. Acquisition-related costs, amounted to Euro 4,842 thousand, were expensed in the consolidated statement of profit and loss within costs for services.

For the non-controlling interests in the Thom Browne Group, representing 15% of the acquiree’s share capital, the Group elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets. Under the terms of the agreement, non-controlling interests have the option to sell to the Group the remaining 15% interest in the Thom Browne Group. The Group recognized the contractual obligation as a financial liability with an offsetting entry to other reserves. Please refer to Note 34—Other non-current financial liabilities and Note 42—Subsequent events for further details.

The fair value of acquired trade receivables is Euro 12,556 thousand. The gross contractual amount of trade receivables due is Euro 12,585 thousand, with a loss allowance of Euro 29 thousand.

The details of the net cash outflows related to the acquisition are shown below:

(Euro thousands)	At acquisition date
Consideration paid	(346,153)
Cash and cash equivalents acquired	9,140

Net cash outflow—Investing activities	(337,013)

In 2019 the Group collected from the seller proceeds of Euro 2,467 thousand in connection with price adjustments relating to the acquisition.

Thom Browne Group contributed revenues of Euro 19,059 thousand and net profit of Euro 4,923 thousand to the Group for the period from November 28, 2018 (the acquisition date) to December 31, 2018. If the acquisition had occurred on January 1, 2018, the consolidated statement of comprehensive income would have included additional revenues for Euro 98,334 thousand and loss for Euro 18,777 thousand.

These amounts have been calculated using the subsidiary’s results and adjusting them for differences in the accounting policies between the group and the subsidiary, and the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from January 1, 2018, together with the consequential tax effects.

Acquisition of Cappellificio Cervo Srl

In 2018 the Group acquired 51% of Cappellificio Cervo Srl, a high end producer of exclusive headgear, for a total consideration of Euro 667 thousand. Goodwill recognized as a result of the operation amounted to Euro 330 thousand.

Acquisition of Pelle Tessuta S.r.l.

In 2018 the Group acquired 60% of Pelle Tessuta S.r.l., a company that specializes in the production of woven leather, for a total consideration of Euro 504 thousand. In 2019 the Group acquired the remaining 40% interest in the company and it was subsequently merged into IN CO. S.p.A., a subsidiary of the Group.

6.	Segment reporting

The Group has determined the operating segments based on the reports reviewed by the Board of Directors, which is considered the Chief Operating Decision Maker (“CODM”) as defined under IFRS 8—Operating

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Segments (“IFRS 8”), for the purposes of allocating resources and assessing the performance of the Group. The Group is organized in two operating and reportable segments, based on a brand perspective, as described below:

1)	Zegna Segment—Includes all activities related to the Zegna Branded Products, Textile and Strategic Alliances product lines.

2)	Thom Browne Segment—Includes all activities related to the Thom Browne brand.

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) was the key profit measure used by the CODM to assess performance and allocate resources to the Group’s operating segments, as well as to analyze operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT is defined as profit or loss before income taxes, financial income, financial expenses, exchange gains/(losses), result from investments accounted for using the equity method and impairments of investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of ongoing operational activities.

Transactions between segments are processed at arm’s length and primarily relate to intersegment sale. No allocations of common costs are made across the segments.

No measures of assets or liabilities by segment are reported to the CODM. Therefore, the related information is not provided. The following tables summarize selected financial information by segment for the years ended December 31, 2020, 2019 and 2018.

(Euro thousands)	For the year ended December 31, 2020
	Zegna	Thom Browne	Intercompany eliminations	Group Consolidated
Revenues with third parties	835,244	179,489		1,014,733
Inter-segment revenues	8,074	305	(8,379)	—

Revenues	843,318	179,794	(8,379)	1,014,733

Depreciation and amortization	(153,962)	(12,243)	—	(166,205)

Adjusted EBIT	(8,981)	28,994	—	20,013
Donations related to the COVID-19 pandemic				(4,482)
Legal expenses related to a lease agreement				(3,000)
Impairment of property, plant and equipment and right-of-use assets				(19,725)
Severance indemnities and provision for severance expenses				(12,308)
Impairment on held for sale assets				(3,053)

Financial income				34,352
Financial expenses				(48,072)
Exchange gains/(losses)				13,455
Result from investments accounted for using the equity method				(4,205)
Impairments of investments accounted for using the equity method				(4,532)

Loss before tax for the year				(31,557)

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(Euro thousands)	For the year ended December 31, 2019
	Zegna	Thom Browne	Intercompany eliminations	Group Consolidated
Revenues with third parties	1,160,731	160,596	—	1,321,327
Inter-segment revenues	5,180	604	(5,784)	—

Revenues	1,165,911	161,200	(5,784)	1,321,327

Depreciation and amortization	(160,381)	(7,829)	—	(168,210)

Adjusted EBIT	91,385	15,889	—	107,274
Impairment of property, plant and equipment and right-of-use assets				(8,858)
Severance indemnities and provision for severance expenses				(9,777)

Financial income				22,061
Financial expenses				(37,492)
Exchange gains/(losses)				(2,441)
Result from investments accounted for using the equity method				(1,534)

Profit before tax for the year				69,233

(Euro thousands)	For the year ended December 31, 2018
	Zegna	Thom Browne	Intercompany eliminations	Group Consolidated
Revenues with third parties	1,163,504	19,059		1,182,563
Inter-segment revenues	15	—	(15)	—

Revenues	1,163,519	19,059	(15)	1,182,563

Depreciation and amortization	(153,726)	(676)	—	(154,402)
Adjusted EBIT	104,358	910	—	105,268
Impairment of property, plant and equipment and right-of-use assets				(6,186)
Severance indemnities and provision for severance expenses				(12,148)
Gain on the sale of a building in Paris				7,867
Financial income				23,220
Financial expenses				(45,196)
Exchange gains/(losses)				1,040
Result from investments accounted for using the equity method				(1,056)
Impairments of investments accounted for using the equity method				(2,900)

Profit before tax for the year				69,909

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The following table summarizes non-current assets (other than financial instruments and deferred tax assets) by geography at December 31, 2020 and 2019.

(Euro thousands)	At December 31,
	2020	2019
EMEA	355,668	416,243
of which Italy	185,085	211,485
North America	572,384	625,347
of which United States	534,472	604,050
Latin America	5,625	7,095
APAC	121,057	189,233
of which Greater China Region	93,225	128,967
of which Japan	6,219	34,948

Total non-current assets (other than financial instruments and deferred tax assets)	1,054,734	1,237,918

7.	Revenues

Zegna generates revenues primarily from the sale of its products (net of returns and discounts), as well as from fees for services provided, royalties received from third parties and licensees.

The following table provides a breakdown of revenues by geographic area:

	For the years ended December, 31
(Euro thousands)	2020	2019	2018
EMEA (1)	315,879	431,384	397,606
of which Italy	121,202	140,676	95,692
of which UK	32,985	58,012	55,877
North America (2)	131,049	233,327	215,682
of which United States	114,818	205,744	193,630
Latin America (3)	12,915	25,404	24,806
APAC (4)	551,650	626,059	540,689
of which Greater China Region	438,193	458,294	404,763
of which Japan	61,523	90,240	71,881
Other (5)	3,240	5,153	3,780

Total revenues	1,014,733	1,321,327	1,182,563

(1)

EMEA includes EU countries, the United Kingdom, Switzerland, the countries of the Balkan Peninsula, Eastern Europe countries and Scandinavian countries not belonging to the EU, Russia, former Soviet Republics, Turkey, Middle Eastern countries and Africa.

(2)	North America includes the United States of America and Canada.
(3)	Latin America includes Mexico, Brazil and other Central and South American countries.
(4)	APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)	Other revenues mainly include royalties and certain sales of old season products.

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8.	Other income

The following table provides a breakdown of other income:

	For the years ended December, 31
(Euro thousands)	2020	2019	2018
Income from the sale of advertising materials	2,114	2,642	2,871
Tax refund commissions	474	1,667	1,635
Other	2,785	3,564	1,886

Total other income	5,373	7,873	6,392

9.	Cost of raw materials and consumables

The following table provides a breakdown for cost of raw materials and consumables:

	For the years ended December, 31
(Euro thousands)	2020	2019	2018
Raw materials	(108,130)	(139,965)	(137,527)
Finished goods	(130,006)	(141,512)	(58,383)
Consumables	(10,909)	(14,067)	(14,989)
Change in raw materials, consumables and finished goods	131	(9,991)	3,016
Other	(1,655)	(4,266)	(1,239)

Total cost of raw materials and consumables	(250,569)	(309,801)	(209,122)

Cost of raw materials and consumables for the year ended December 31, 2020 includes the write down of Euro 2,065 thousand relating to certain inventory of the woman division, which was classified as held for sale and remeasured in accordance with IFRS 5—Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”).

10.	Purchased, outsourced and other costs

The following table provides a breakdown for purchased, outsourced and other costs:

	For the years ended December, 31
(Euro thousands)	2020	2019	2018
Outsourcing of production	(59,411)	(74,829)	(86,772)
Freight, insurance and selling expenses	(55,905)	(67,477)	(68,873)
Advertising and marketing expenses	(47,467)	(60,789)	(63,688)
Consultancy fees and corporate bodies fees	(33,706)	(38,460)	(41,815)
Lease expenses	(32,755)	(68,248)	(51,613)
Utilities	(22,423)	(26,063)	(24,794)
Maintenance costs	(14,993)	(12,672)	(14,109)
Royalties	(5,982)	(4,880)	(4,876)
Other services	(14,284)	(18,279)	(10,339)

Total purchased, outsourced and other costs	(286,926)	(371,697)	(366,879)

Other services mainly include costs for postal services, telephone and communication, training and other external services.

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The following table provides a breakdown for lease expenses:

	For the years ended December, 31
(Euro thousands)	2020	2019	2018
Rent concessions	24,931	—	—
Variable lease payments	(54,665)	(63,361)	(46,914)
Expenses relating to short-term leases	(2,260)	(4,029)	(3,887)
Expenses relating to low value leases	(761)	(858)	(812)

Total lease expenses	(32,755)	(68,248)	(51,613)

The Group’s variable lease payments are typically linked to sales without a guaranteed minimum.

In 2020, apart from the consequences of the decline in activity levels in connection with the COVID-19 pandemic, the lease payments reflects the Euro 24,931 thousand impact of rent concessions from lessors, in accordance with the provisions set out in the amendment to IFRS 16 adopted in 2020.

For lease payments not required to be capitalized as right-of-use assets under IFRS 16 (short term and low value leases), the costs are recognized as the expenses are incurred.

11.	Personnel costs

The following table provides a breakdown for personnel costs:

	For the years ended December, 31
(Euro thousands)	2020	2019	2018
Wages and salaries	(209,965)	(250,196)	(241,144)
Social contributions, pension plans and indemnities	(50,750)	(61,156)	(59,154)
Severance indemnities	(12,308)	(9,778)	(12,148)
Uniforms	(5,013)	(8,481)	(3,340)
Insurances and other benefits	(3,142)	(1,460)	(2,371)
Other payroll expenses	(1,481)	(873)	(2,505)

Total personnel costs	(282,659)	(331,944)	(320,662)

Severance indemnities include restructuring costs related to supply chain (Euro 1,599 thousand in 2020, Euro 6,935 thousand in 2019 and Euro 9,059 thousand in 2018), to distribution companies and headquarter functions (Euro 5,371 thousand in 2020, Euro 2,827 thousand in 2019 and Euro 3,089 thousand in 2018) and, to the woman division business (Euro 3,407 thousand in 2020, Euro 16 thousand in 2019 and nil in 2018), as well as a provision for severance indemnities (Euro 1,931 thousand in 2020, nil in 2019 and 2018).

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12.	Depreciation, amortization and impairment of assets

The following table provides a breakdown for depreciation, amortization and impairment of assets:

	For the years ended December, 31
(Euro thousands)	2020	2019	2018
Depreciation and amortization	(166,205)	(168,210)	(154,402)
Of which:
Amortization of right-of-use assets	(108,510)	(110,166)	(100,963)
Depreciation of property, plant and equipment and investment property	(46,280)	(45,773)	(40,711)
Amortization of intangible assets with a finite useful life	(11,415)	(12,271)	(12,728)

Impairment	(19,725)	(8,858)	(6,186)
Of which:
Impairment of right-of-use assets	(15,716)	(7,980)	(2,352)
Impairment of property, plant and equipment	(4,011)	(817)	(3,705)
Impairment of intangible assets	2	(61)	(129)

Total depreciation, amortization and impairment of assets	(185,930)	(177,068)	(160,588)

The impairment of property, plant and equipment and right-of-use assets primarily relates to the impairment of leased stores. The increase in impairments in 2020 was mainly due to the effects of the COVID-19 pandemic on the Group’s operations.

13.	Write downs and other provisions

The following table provides a breakdown for write downs and other provisions:

	For the years ended December, 31
(Euro thousands)	2020	2019	2018
Loss allowance on trade receivables	(3,636)	(727)	(454)
Provision for legal expenses	(2,484)	409	502
Provision for restoration obligations for leased stores	(1,992)	(2,331)	—
Impairment of assets held for sale (note 30)	(988)	—	—
Other provisions	2,922	1,632	677

Total write downs and other provisions	(6,178)	(1,017)	725

14.	Other operating costs

The following table provides a breakdown for other operating costs:

	For the years ended December, 31
(Euro thousands)	2020	2019	2018
Gifts, associations & donations	(10,834)	(12,338)	(13,448)
Bank fees	(6,665)	(10,046)	(9,505)
Travel expenses	(5,886)	(17,117)	(14,014)
Indirect taxes	(3,541)	(6,459)	(5,338)
Stationary and other materials	(1,904)	(1,502)	(1,309)
(Losses)/Gains on disposal of assets	(1,091)	(970)	6,722
Other	(478)	(602)	(736)

Total other operating costs	(30,399)	(49,034)	(37,628)

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Gifts, associations & donations includes contributions to Fondazione Zegna for Euro 200 thousand in 2020 (Euro 999 thousand in 2019 and Euro 940 thousand in 2018) as well as donations amounting to Euro 4,482 thousand to support the Civil Protection in Italy and other initiatives during the COVID-19 pandemic period in 2020.

Gains on disposal of assets for the year ended December 31, 2018 primarily relates to the sale of a building in Paris, France for a gain of Euro 7,867 thousand.

15.	Financial income, financial expenses and exchange gains/(losses)

The following table provides a breakdown for financial income, financial expenses and exchange gains/(losses):

	For the years ended December, 31
(Euro thousands)	2020	2019	2018
Financial income
Options—Changes in fair value	17,743	—	—
Fixed-income securities	10,812	11,364	6,703
Hedging operations	358	843	2,401
Interest on financial other assets	2,462	3,665	5,077
Interest on financial receivables/loans	1,391	2,494	2,278
Derivative financial instruments	—	2,986	6,027
Other financial income	1,586	709	734

Total financial income	34,352	22,061	23,220

Financial expenses
Options—Changes in fair value	(15,729)	(4,154)	(108)
Hedging operations	(6,716)	(11,386)	(7,991)
Interest and financial charges for lease liabilities	(10,615)	(11,522)	(10,734)
Fixed-income securities	(8,272)	(2,346)	(16,901)
Interest on bank loans and overdrafts	(3,765)	(5,248)	(5,354)
Interest expenses on interest rate swaps	(2,002)	(1,987)	(1,727)
Derivative financial instruments	(380)	—	(2,142)
Other financial expenses	(593)	(849)	(239)

Total financial expenses	(48,072)	(37,492)	(45,196)

Foreign exchange gains/(losses)	13,455	(2,441)	1,040

Financial income and financing expenses relating to options represent the fair value changes during the period in the value of the put options owned by the non-controlling interests in the Group’s investments in the Thom Browne Group, Gruppo Dondi S.p.A. and Lanificio Ermenegildo Zegna e Figli S.p.A., as well as the remeasurement of cash-settled share-based payments. See Note 34—Other non-current financial liabilities for further details. For the year ended December 31, 2020, financial income relating to options primarily relates to the Lanificio Ermenegildo Zegna e Figli S.p.A. put option and financial expenses relating to options primarily relate to the Thom Browne put option (Euro 15,538 thousand in 2020 and Euro 2,459 thousand in 2019).

Financial income and financial expenses relating to fixed income securities primarily relate to fixed income investments and insurance contracts that the Group holds.

Interest on bank loans and overdrafts mainly includes interest expenses on long term bank loans and, to a lesser extent, on short bank loans.

Other financial income for the year ended December 31, 2020 includes a Euro 1,000 thousand gain deriving from contingent consideration that will not be payable by the Group as the defined performance targets were not met by the acquired entity (Gruppo Dondi).

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Foreign exchange gains and losses for the years ended December 31, 2020 and 2019 primarily relate to exchange rate effects deriving from the remeasurement of options, which amounted to gains of Euro 13,445 thousand and losses of Euro 2,441 thousand, respectively. Foreign exchange gains and losses for the year ended December 31, 2018 primarily relate to exchange rate effects on gains from the disposal of certain investments.

16.	Investments at equity method

The Group’s ownership percentages and the carrying value of investments accounted for using the equity method were as follows:

(Euro thousands)	Pelletteria Tizeta S.r.l.	Tom Ford International LLC	Achill Station Pty Ltd	Total investments at equity method
At January 1, 2018	2,353	32,000	—	34,353
Net income /(loss)	298	(1,355)	—	(1,056)
Impairment	—	(2,900)	—	(2,900)
Translation differences	—	(490)	—	(490)

At December 31, 2018	2,651	27,255	—	29,906
Net income /(loss)	368	(1,902)	—	(1,534)
Dividends	(225)	—	—	(225)
Translation differences	—	(353)	—	(353)

At December 31, 2019	2,794	25,000	—	27,794
Additions	2	—	530	532
Impairment	—	(4,532)	—	(4,532)
Net income /(loss)	92	(4,232)	(65)	(4,205)
Dividends	—	—	—	—
Translation differences	—	1,764	7	1,771

At December 31, 2020	2,888	18,000	472	21,360

Consistent with prior years, Tom Ford International LLC (“TFI”) has reported a net loss and this has been considered as an indication of impairment of the value of the investment, therefore an impairment test was performed by the Group. The carrying amount of the TFI investment includes the net loss and the translation differences of the period, using the latest available data for 2020 approved by the board of TFI.

The method used to identify the recoverable amount (value in use) involves discounting the projected cash flows produced by the CGU. Value in use is the sum of the present value of future cash flows expected from the business plan projections and the present value of the related operating assets at the end of the business plan period (terminal value). The business plans used to prepare the impairment test cover a period of five years and have been constructed on the basis of the 2021 budget prepared by the management of TFI. The rate used to discount cash flows was calculated using the weighted average cost of capital (WACC).

For the year ended December 31, 2020, the WACC used for discounting purposes amounted to 10.45% (10.55% at December 31, 2019). The WACC was calculated ad hoc for TFI, considering the parameters specific to the geographical area: market risk premium and sovereign bond yield. The “g” rate of growth used to calculate the terminal value has been determined at 0. The results of the impairment test resulted in an impairment loss of Euro 4,532 thousand in 2020 and Euro 2,900 thousand in 2018 (no impairment in 2019).

Even if the Group owns 15 percent of the equity shares of Tom Ford International LLC, since 2017 the Group accounts for the investment under the equity method as the following requirements of IAS 28—Investments in Associates and Joint Ventures (“IAS 28”) are met: the representation on the board of directors and the participation in policy-making processes. Furthermore, there are material transactions between the Group and Tom Ford International LLC.

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Certain financial information of companies accounted for using the equity method is provided below, as required by IFRS 12—Disclosure of Interest in Other Entities (“IFRS 12”).

The figures presented refer to the last financial statements available of the companies:

(Amounts in thousands)	Pelletteria Tizeta S.r.l.	Tom Ford International LLC	Achill Station Pty Ltd
Last approved reporting	December 31, 2020	December 31, 2019	June 30, 2020
Functional currency	EUR	USD	AUD
Total assets	25,084	138,522	1,845
Total liabilities	19,168	314,989	2,493
Total equity	5,916	(176,467)	(648)
Net revenues	22,402	238,257	862
Net income/(loss)	272	(15,366)	(679)

17.	Income taxes

The following table provides a breakdown for income taxes:

	For the years ended December, 31
(Euro thousands)	2020	2019	2018
Current taxes	(24,928)	(31,557)	(31,444)
Deferred taxes	9,945	(12,237)	2,049

Income taxes	(14,983)	(43,794)	(29,395)

The table below provides a reconciliation between actual income taxes and the theoretical income taxes, calculated on the basis of the applicable corporate tax rate in effect in Italy, which was 24.0 percent for each of the years ended December 31, 2020, 2019 and 2018.

	For the years ended December, 31
(Euro thousands)	2020	2019	2018
(Loss)/Profit before taxes	(31,557)	69,233	69,909
Theoretical income tax benefit/(expense)—tax rate 24%	7,574	(16,616)	(16,778)

Tax effect on:
Non-deductible costs	(10,353)	(7,349)	(8,180)
Patent box impact	1,497	1,545	1,504
Differences between foreign tax rates and the theoretical applicable tax rate and tax holidays	20,321	(3,177)	7,716
Taxes relating to prior years	(197)	192	—
Deferred tax assets not recognized	(25,727)	(9,386)	(7,051)
Withholding tax on earnings	(6,221)	(5,366)	(4,958)
Other tax items	(727)	(1,482)	714

Total tax expense, excluding IRAP	(13,833)	(41,639)	(27,033)
Effective tax rate, excluding IRAP	-43.8%	60.1%	38.7%
Italian regional income tax expense (IRAP)	(1,150)	(2,155)	(2,362)

Total income tax	(14,983)	(43,794)	(29,395)

In order to facilitate the understanding of the tax rate reconciliation presented above, income tax expense has been presented net of other taxes paid abroad and of the Italian Regional Income Tax (“IRAP”). IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest

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included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. The applicable IRAP rate was 5.57 percent for the Parent Company and 3.9 percent for the other Italian components, for each of the years ended December 31, 2020, 2019 and 2018.

In 2018 and 2019 the Group had access to the tax benefit of the Patent Box for certain trademarks, designs and models in its portfolio, following an agreement with the Italian Revenue Agency. For 2020 the request for the renewal has been sent to the tax authority and is under review.

Deferred tax assets and deferred tax liabilities

Deferred taxes reflect the net tax effect of temporary differences between the book value and the taxable amount of assets and liabilities. The accounting of assets for deferred taxes was duly adjusted to take account of the effective possibility to be realized.

The Group’s Italian entities participate in a group Italian tax consolidation under the E.Z. Holding, and may therefore offset taxable income against tax losses in one tax return.

The following tables provide a breakdown for deferred tax assets and deferred tax liabilities:

(Euro thousands)	At December 31, 2019	Recognized in profit and loss	Recognized in comprehensive income	Exchange differences and other	At December 31, 2020
Deferred tax assets arising on:
Employee benefits	5,104	(1,169)	(61)	26	3,900
Property plant and equipment	2,514	7,773	—	(163)	10,124
right-of-use assets	1,944	394	—	(49)	2,289
Intangible assets	1,811	1,486	—	—	3,297
Provision for obsolete inventory	26,579	7,073	—	141	33,793
Tax provisions	1,384	2,730	—	—	4,114
Financial assets	1,448	29	—	—	1,477
Tax losses	9,750	893	—	(849)	9,794
Other	9,077	(7,678)	—	1,714	3,113

Total deferred tax assets	59,611	11,531	(61)	820	71,901
Deferred tax liabilities arising on:
Property plant and equipment	25,233	(3,535)	—	1,693	23,391
Right-of-use assets	1,008	187	—	—	1,195
Intangible assets	44,495	(1,063)	—	(3,393)	40,039
Financial assets fair value	2,173	(397)	—	—	1,776
Other	3,243	6,394	—	(5,310)	4,327

Total deferred tax liabilities	76,152	1,586	—	(7,010)	70,728

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(Euro thousands)	At December 31, 2018	Recognized in profit and loss	Recognized in comprehensive income	Exchange differences and other	At December 31, 2019
Deferred tax assets arising on:
Employee benefits	5,800	(656)	(72)	32	5,104
Property plant and equipment	1,329	1,185	—	—	2,514
right-of-use assets	1,762	182	—	—	1,944
Intangible assets	2,222	(411)	—	—	1,811
Provision for obsolete inventory	28,196	(973)	—	(644)	26,579
Tax provisions	1,899	(515)	—	—	1,384
Financial assets	695	753	—	—	1,448
Tax losses	17,006	(6,402)	—	(854)	9,750
Other	9,256	(179)	—	—	9,077

Total deferred tax assets	68,165	(7,016)	(72)	(1,466)	59,611
Deferred tax liabilities arising on:
Property plant and equipment	24,220	1,013	—	—	25,233
Right-of-use assets	819	189	—	—	1,008
Intangible assets	42,537	1,601	—	357	44,495
Financial assets fair value	1,814	—	359	—	2,173
Other	5,783	2,418	—	(4,958)	3,243

Total deferred tax liabilities	75,173	5,221	359	(4,601)	76,152

The decision to recognize deferred tax assets is made for each company in the Group by assessing whether the conditions exist for the future recoverability of such assets by taking into account the basis of the most recent forecasts from budgets and business plans. Deferred tax assets and deferred tax liabilities of the individual companies are offset where they may be legally offset and management has the intention to settle them through netting.

The following table provides the details of tax losses carried forward for which no deferred tax assets were recognized:

	At December 31,
(Euro thousands)	2020	2019
Expiry within 1 year	5,320	7,457
Expiry 1-5 years	37,855	38,316
Expiry over 5 years	61,406	44,095
No expiration	119,733	76,146

Total tax losses carried forward	224,314	166,014

18.	Earnings per share

Basic and diluted earnings per share were calculated as the ratio of net profit or (loss) attributable to the shareholders of the Company by the weighted average number of outstanding shares (basic and diluted) of the Company.

The following table summarizes the amounts used to calculate basic and diluted earnings per share:

	For the years ended December, 31
(Euro thousands)	2020	2019	2018
(Loss)/Profit for the year attributable to shareholders of the parent	(50,577)	21,749	37,714
Weighted average number of shares basic and diluted	4,029,782	4,031,222	4,025,536

Earnings per share—Basic and diluted	(12.55)	5.40	9.37

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Diluted earnings per share is equal to basic earnings per share as there were no potentially dilutive instruments for the periods presented.

19.	Intangible assets

The following table provides a breakdown for intangible assets:

(Euro thousands)	Goodwill	Brand	Concessions, licenses, trademarks and patents	Other intangible assets	Intangible assets in progress	Total
Historical cost at January 1, 2019	213,721	157,143	44,442	117,890	207	533,403
Additions	—	—	2,864	10,265	263	13,392
Disposals	—	—	(1,671)	(9,823)	—	(11,494)
Exchange differences	3,835	3,021	86	631	(2)	7,571
Business combinations	8,506	—	39	129	—	8,674
Other movements and reclassifications	—	—	168	4	(172)	—

Balance at December 31, 2019	226,062	160,164	45,928	119,096	296	551,546
Additions	—	—	1,658	7,398	2,468	11,524
Disposals	—	—	—	(4,319)	—	(4,319)
Exchange differences	(17,181)	(13,531)	(327)	(1,666)	—	(32,705)
Reclassifications to assets held for sale	—	—	(629)	(1,889)	—	(2,518)
Other movements and reclassifications	—	—	185	33	(218)	—

Balance at December 31, 2020	208,881	146,633	46,815	118,653	2,546	523,528

Accumulated amortization at January 1, 2019	—	—	(37,017)	(92,615)	—	(129,632)
Amortization	—	—	(1,893)	(10,378)	—	(12,271)
Impairment	—	—	(4)	(57)	—	(61)
Disposals	—	—	1,265	9,823	—	11,088
Exchange differences	—	—	(48)	(501)	—	(549)
Business combinations	—	—	(22)	(117)	—	(139)

Balance at December 31, 2019	—	—	(37,719)	(93,845)	—	(131,564)
Amortization	—	—	(1,863)	(9,552)	—	(11,415)
Disposals	—	—	—	4,316	—	4,316
Exchange differences	—	—	20	1,100	—	1,120
Reclassifications to assets held for sale	—	—	384	1,478	—	1,862

Balance at December 31, 2020	—	—	(39,178)	(96,503)	—	(135,681)

Carrying amount at:
January 1, 2019	213,721	157,143	7,425	25,275	207	403,771
December 31, 2019	226,062	160,164	8,209	25,251	296	419,982
December 31, 2020	208,881	146,633	7,637	22,150	2,546	387,847

Goodwill

Goodwill originated on acquisitions made by the Group and it is attributable to the following operating segments:

	At December 31,
(Euro thousands)	2020	2019	2018
Zegna	22,748	22,748	14,242
Thom Browne	186,133	203,314	199,479

Total goodwill	208,881	226,062	213,721

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In accordance with IAS 36—Impairment of assets (“IAS 36”), goodwill is not amortized and is tested for impairment annually, or more frequently if facts or circumstances indicate that the asset may be impaired. Goodwill is allocated to each of the Group’s CGUs (or groups of CGUs) expected to benefit from the synergies of the combination. CGUs to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, in order to verify that the recoverable amount of the CGU is not less than the carrying amount of the CGU.

The recoverable amount of all CGUs and groups of CGUs is based on a value in use calculation which uses cash flow projections based on most recent budget forecast calculations, which are prepared separately for each CGU. These budget and forecast calculations generally cover a period of three years. A long-term growth rate is calculated and applied to project future cash flows after the third year. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The main assumptions to calculate the recoverable amount are the following:

•	Terminal value: determined using the perpetuity method at a long-term growth rate which represents the present value, at the last year of projection, of all expected future cash flows;

•	The growth rate used to calculate the terminal value was 1.5%, which has been determined according to the diverging inflation and GDP outlook in related geographical areas;

•

The rate used to discount cash flows was calculated using the weighted average cost of capital (WACC). For the year ended December 31, 2020, the WACC used for discounting purposes ranged between 6.02% and 17.45% (between 6.24% and 17.00% at December 31, 2019). The WACC was calculated ad hoc for each CGU subject to impairment, considering the parameters specific to the geographical area: market risk premium and sovereign bond yield.

The calculation of value in use for all CGUs is most sensitive to the following assumptions:

•	Discount rates

•	Growth rates used to extrapolate cash flows beyond the forecast period

•	EBITDA growth rate over the explicit period of the business plan, which has been assessed taking into consideration the effects of the COVID-19 pandemic on the 2020 performance of the Group.

The following table details the sensitivity of the impairment testing to reasonably possible changes in both assumptions:

		Existing assumption			Sensitivity effects on headroom
(Euro millions)	Headroom	Discount rate (bps)	Growth rate (bps)	EBITDA growth rate (%)	WACC +/-100 bps	Growth rate +/- 50 bps	EBITDA +/-500 bps
Thom Browne Group	245	727	150	+26% vs. 2020	140/394	306/194	293/196
Gruppo Dondi S.p.A.	62	608	150	+29% vs. 2020 +7% vs. 2019	45.9/87.8	72.6/54.0	62/57
Bonotto S.p.A.	11	608	150	+49% vs. 2020 +6% vs. 2019	5.8/19.2	14.3/8.4	13/9
Pelletteria Ti Zeta S.r.l.	112	608	150	+13% vs. 2020 +1% vs. 2019	85.3/153.4	128.6/98.5	122/102

Based on the analysis performed, no impairment of goodwill was recognized for the years ended December 2020, 2019 and 2018, with the exception of the impairment of the goodwill from the acquisition of Pelle Tessuta S.r.l., which was written off for Euro 480 thousand in 2019.

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Brands with indefinite useful life

Brands with an indefinite useful life relate to the Thom Browne brand and amounted to Euro 146,634 thousand, Euro 160,165 thousand and Euro 157,143 thousand at December 31, 2020, 2019 and 2018, respectively. An impairment test of the Thom Browne Brand was performed at December 31, 2020, 2019 and 2018 in order to verify the recoverability of the asset following the PPA process which took place in 2018, due to the indefinite useful life classification of this brand. The test 2020 was carried out considering the cash flow projections from 2021 to 2023 plus a terminal value that was consistent with the value used during the purchase price accounting (PPA) process. A royalty rate of 9.1% was considered (average of comparables), derived from the analysis of comparable transactions and excluding marketing in line with the PPA process, in order to obtain a net royalty rate aligned to the implied royalty rates of the comparable companies.

A discount rate of 9.6% was used to discount expected future cash flows, equal to the Thom Browne WACC of 8.6% plus a factor equal to 1% cautiously taken consistently with the purchase price allocation approach. The fair value of the brands was calculated as the net present value of expected future cash flows, including the terminal value, plus the tax amortization benefit.

Based on the analysis performed, no impairment of the Thom Browne brand was recognized for the years ended December 31, 2020, 2019 and 2018.

20.	Investment property

The following table provides a breakdown for investment property:

(Euro thousands)	Investment property
Historical cost at January 1, 2019	56,768
Additions	325
Exchange differences	1,091

Balance at December 31, 2019	58,184
Exchange differences	(4,917)

Balance at December 31, 2020	53,267

Accumulated depreciation at January 1, 2019	(2,051)
Depreciation	(815)
Exchange differences	(156)

Balance at December 31, 2019	(3,022)
Depreciation	(802)
Exchange differences	311

Balance at December 31, 2020	(3,513)

Carrying amount at:
January 1, 2019	54,717
December 31, 2019	55,162
December 31, 2020	49,754

Investment property primarily relates to land and buildings in the United States.

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21.	Property plant and equipment

The following table provides a breakdown for property, plant and equipment:

(Euro thousands)	Land and buildings	Plant and machinery	Industrial and commercial equipment	Leasehold improvements	Other tangible assets	Tangible assets under construction and advances	Total
Historical cost at January 1, 2019	171,377	173,111	153,696	231,767	8,766	13,028	751,745
Additions	1,405	6,486	16,214	15,231	137	6,640	46,113
Disposals	(1,096)	(4,063)	(18,961)	(19,260)	(188)	—	(43,568)
Exchange differences	3,476	241	1,959	3,323	227	17	9,243
Business combinations	7,620	11,676	218	—	1,686	4	21,204
Other movements and reclassifications	1,054	1,418	5,248	5,010	319	(13,049)	—

Balance at December 31, 2019	183,836	188,869	158,374	236,071	10,947	6,640	784,737
Additions	1,834	4,115	6,537	7,316	1,075	6,753	27,630
Disposals	—	(682)	(8,751)	(23,513)	(1,951)	—	(34,897)
Exchange differences	(59)	(40)	(6,798)	(9,775)	(132)	(61)	(16,865)
Reclassifications to assets held for sale	—	(351)	(3,102)	(3,457)	(452)	(2)	(7,364)
Other movements and reclassifications	—	4	507	3,545	79	(4,135)	—

Balance at December 31, 2020	185,611	191,911	146,260	206,642	9,487	13,330	753,241

Accumulated depreciation at January 1, 2019	(54,062)	(138,191)	(123,829)	(167,030)	(4,831)	—	(487,943)
Depreciation	(2,304)	(9,171)	(12,854)	(19,015)	(1,614)	—	(44,958)
Impairment	—	(64)	(468)	(285)	—	—	(817)
Disposals	—	3,699	18,904	19,148	170	—	41,921
Exchange differences	(1,128)	(224)	(912)	(1,094)	(5)	—	(3,363)
Business combinations	(3,127)	(9,106)	(209)	—	(1,496)	—	(13,938)
Balance at December 31, 2019	(60,621)	(153,057)	(119,368)	(168,276)	(7,776)	—	(509,098)

Depreciation	(2,353)	(9,166)	(13,977)	(19,346)	(636)	—	(45,478)
Impairment	—	23	(342)	(3,153)	(539)	—	(4,011)
Disposals	—	682	8,448	22,943	1,160	—	33,233
Exchange differences	(103)	(25)	4,579	6,170	56	—	10,677
Reclassifications to assets held for sale	—	245	2,011	2,864	443	—	5,563
Balance at December 31, 2020	(63,077)	(161,298)	(118,649)	(158,798)	(7,292)	—	(509,114)

Carrying amount at:
January 1, 2019	117,315	34,920	29,867	64,737	3,935	13,028	263,802
December 31, 2019	123,215	35,812	39,006	67,795	3,171	6,640	275,639
December 31, 2020	122,534	30,613	27,611	47,844	2,195	13,330	244,127

Impairment primarily relates to directly operated stores at specific retail locations in Asia (Japan and Hong-Kong) and in EMEA (Italy and Turkey).

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The assets amortized or depreciated on a systematic basis are tested for impairment if there are indications of or changes to planning assumptions suggesting that the carrying amount of the assets is not recoverable. For this purpose, after preparing the annual budget plan, the Group conducts a triggering event test for each store. If defined year-on-year sales and profitability indicators are not reached, the non-current assets of the store in question are tested for impairment.

The method used to identify the recoverable amount (value in use) of all the aforementioned CGUs, except for the brands, consisted of discounting the projected cash flows (Discounted Cash Flow) generated by the activities directly attributable to the segment to which the intangible asset or net invested capital has been assigned (CGU). Value in use was the sum of the present value of future cash flows expected from the business plan projections prepared for each CGU and the present value of the related operating activities at the end of the period (terminal value).

The business plans used to prepare the impairment test cover a period of three years and have been constructed on the basis of the following year’s budget prepared by management, using IFRS adjustments consistent with the IFRS consolidated financial statements.

In 2020, in response to planning difficulties arising from the public health emergency, future retail and wholesale revenues were projected on the basis of a scenarios analysis that predicts a gradual return to pre-COVID-19 sales volumes with growth in line with the most recent industry forecasts published by third-party experts. The Group expects full recovery to pre-pandemic demand in European countries and most of Asian economies to take place not before mid-2022, except for China and Dubai whose recovery is already at pre-pandemic level.

Furthermore, the rent concessions and government subsidies obtained in 2020 were not projected in the plans.

The rate used to discount cash flows was calculated using the weighted average cost of capital (WACC). For the year ended December 31, 2020, the WACC used for discounting purposes ranged between 6.19% and 22.92% (between 6.03% and 23.03% at December 31, 2019). The WACC was calculated ad hoc for each CGU subject to impairment, considering the parameters specific to the geographical area: market risk premium and sovereign bond yield. The “g” rate of growth used to calculate the terminal value has been determined according to the diverging inflation and GDP outlooks in the various countries. The prevalent growth rate was 1.5%.

DOS impairment test

The impairment test of DOS assets takes into consideration those right-of-use assets and property, plant and equipment elements relating to directly operated stores. The result of the impairment test of DOS on the consolidated financial statements is obtained by comparing the recoverable amount, based on the value in use, of each CGU with the carrying amount of the tangible and intangible assets allocated to the CGU, including leases (according to the IFRS 16). Impairment loss was recognized equal to Euro 6,265 thousand, of which Euro 3,473 thousand related to property, plant and equipment, and Euro 2,795 thousand related to right-of-use assets. The impairments are related to the Zegna Segment.

The calculation of value in use for this CGU is most sensitive to the following assumptions:

•	Discount rates

•	Growth rates used to extrapolate cash flows beyond the forecast period

•	Revenue compounded annual rate of growth (“CAGR”), which has been assessed taking into consideration the effects of the COVID-19 pandemic on the 2020 performance of the Group.

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In order to ensure that the changes to the main assumptions did not significantly affect the results of the impairment tests, sensitivity analyses were conducted. The following table details the sensitivity of the 2020 impairment testing to reasonably possible changes in assumptions previous detailed:

		Existing assumptions			Sensitivity effects on headroom
(Euro thousands)	Headroom	WACC	Growth rate	Revenues CAGR %	WACC +/-100 bps	Growth rate +/- 50 bps	Revenues +/-250 bps
Impaired Zegna Segment DOS	(6,265)	between 6.19% and 22.92%	1.50%	+15% vs. 2020 +3% vs. 2019	(6,960)/(5,656)	(6,224)/(6,305)	(4,333)/(8,254)

The sensitivity analysis of the above-mentioned assumptions (WACC, g and revenues) used to determine the recoverable value, carried out on the CGUs subject to impairment testing, showed that negative changes in the basic assumptions could lead to an additional impairment loss.

Additionally, certain stores have been impaired for an amount of Euro 12,921 thousand due to anticipated store closings (relating to right-of-use assets) and for an amount of Euro 539 thousand due to the alignment to the agreed transfer price (relating to property, plant and equipment).

Impairment test of corporate assets

The impairment test of corporate assets takes into consideration those assets whose recoverability is assessed at the reporting segment level: “Zegna Segment” and “Thom Browne Segment”. There were no impairments arising from the 2019 and 2020 impairment tests performed.

Sensitivity analysis

The calculation of value in use for all CGUs is most sensitive to the following assumptions:

•	Discount rates

•	Growth rates used to extrapolate cash flows beyond the forecast period

•	EBITDA growth rate over the explicit period of the business plan, which has been assessed taking into consideration the effects of the COVID-19 pandemic on the 2020 performance of the Group

In order to ensure that the changes to the main assumptions did not significantly affect the results of the impairment tests, sensitivity analyses were conducted. The following table details the sensitivity of the 2020 impairment testing to reasonably possible changes in assumptions previous detailed:

		Existing assumption			Sensitivity effects on headroom
(Euro millions)	Headroom	Discount rate in bps	Growth rate in bps	EBITDA growth rate (%)	WACC +/-100 bps	Growth rate +/- 50 bps	EBITDA +/-500 bps
CGU Zegna Segment	563	672	150	+29% vs. 2020 +2% vs. 2019	315/928	711/441	736/389
CGU Thom Browne Segment	245	727	150	+26% vs. 2020	394/140	306/194	293/196

Based on the analysis performed, except for the impairments of non-current assets indicated above, these stress tests continued to show ample headroom.

FIN-94

22.	Right-of-use assets

The following table provides a breakdown for right-of-use assets:

(Euro thousands)	Land and buildings	Industrial and commercial equipment	Plant and machinery	Other tangible assets	Total
Historical cost at January 1, 2019	616,307	616	—	4,691	621,614
Additions	58,979	—	—	2,489	61,468
Disposals	(18,801)	—	—	(780)	(19,581)
Exchange differences	9,253	—	—	(4)	9,249
Business combinations	—	—	326	—	326

Balance at December 31, 2019	665,738	616	326	6,396	673,076
Additions	52,051	96	—	1,637	53,784
Disposals	(48,392)	(7)	—	(1,446)	(49,845)
Exchange differences	(32,985)	—	—	(32)	(33,017)
Reclassifications to assets held for sale	(80)	—	—	(156)	(236)

Balance at December 31, 2020	636,332	705	326	6,399	643,762
Accumulated amortization at January 1, 2019	(111,809)	(139)	—	(1,605)	(113,553)
Amortization	(108,105)	(139)	(40)	(1,882)	(110,166)
Impairment	(7,980)	—	—	—	(7,980)
Disposals	18,801	—	—	780	19,581
Exchange differences	(1,620)	—	—	3	(1,617)

Balance at December 31, 2019	(210,713)	(278)	(40)	(2,704)	(213,735)
Amortization	(106,340)	(166)	(122)	(1,882)	(108,510)
Impairments	(15,716)	—	—	—	(15,716)
Disposals	36,925	7	—	1,431	38,363
Exchange differences	7,309	—	—	20	7,329
Reclassifications to assets held for sale	80	—	—	73	153

Balance at December 31, 2020	(288,455)	(437)	(162)	(3,062)	(292,116)
Carrying amount at:
January 1, 2019	504,498	477	—	3,086	508,061
December 31, 2019	455,025	338	286	3,692	459,341
December 31, 2020	347,877	268	164	3,337	351,646

The Group leases various retail stores, warehouses, equipment and vehicles. Rental contracts are typically made for fixed periods of 1 year to 15 years but may have extension options. Contracts may contain both lease and non-lease components. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Extension options in a range of 1 years to 10 years are included in a number of property leases across the Group. These are used to maximise operational flexibility in terms of managing the assets used in the Group’s operations. Such extension options are exercisable only by the Group and not by the respective lessor. Other tangible assets mainly refer to vehicles.

FIN-95

In 2020 certain leased stores relating to the Zegna Segment were impaired for an amount of Euro 12,921 thousand due to early exits. Furthermore, an impairment test was performed on the residual value, which revealed additional impairments, primarily related to leased stores in Hong Kong that are part of the Zegna Segment. For details related to the impairment testing performed, please refer to Note 21 - Property, plant and equipment.

23.	Other non-current financial assets

The following table provides a breakdown for other non-current financial assets:

	At December 31,
(Euro thousands)	2020	2019
Guarantee deposits	27,379	31,983
Investment held in Elah Dufour S.p.A.	17,119	18,464
Financial loans to Tom Ford International LLC	1,198	41,162
Other	3,567	3,634

Total other non-current financial assets	49,263	95,243

The fair value of the investment of 10% held in Elah Dufour S.p.A. decreased in respect of the previous year. The fair value has been estimated with the multiple approach, with the support of an independent expert, considering three-past years actual EBITDA and a multiple of 10, also taking into account a minority discount rate and an illiquidity discount rate.

Financial loans to Tom Ford International LLC (in which the Group holds a 15% interest) mainly relate to a loan for a principal amount of USD 45 million provided by the Group in multiple tranches between 2012 and 2014, bearing annual interest between 3% and 4%. The full amount of the loan was repaid by Tom Ford International LLC upon its maturity in February 2020, amounting to USD 45 million plus accrued interest. The amount outstanding at December 31, 2020 relates to a loan with a principal amount of Euro 1.2 million due in 2023.

24.	Inventories

The following table provides a breakdown for inventories:

	At December 31,
(Euro thousands)	2020	2019
Raw materials, ancillary materials and consumables	38,127	48,985
Work-in-progress and semi-finished products	42,466	48,538
Finished goods	240,878	217,068

Total inventories	321,471	314,591

The amount of inventory write-downs recognized primarily within cost of raw materials and consumables during the years ended December 31, 2020 and 2019 was Euro 43,064 thousand and Euro 20,799 thousand, respectively.

25.	Trade receivables

The following table provides a breakdown for trade receivables:

	At December 31,
(Euro thousands)	2020	2019
Trade receivables	147,546	183,857
Loss allowance	(8,717)	(5,635)

Total trade receivables	138,829	178,222

FIN-96

The following table provides a breakdown for the loss allowance relating to trade receivables:

(Euro thousands)	Loss allowance
At January 1, 2019	(5,386)
Provisions	(727)
Utilizations	526
Exchange differences	(48)

At December 31, 2019	(5,635)
Provisions	(3,636)
Utilizations	96
Exchange differences	458

At December 31, 2020	(8,717)

The Group applies the simplified approach available under IFRS 9 to always measure the loss allowance for trade receivables at an amount equal to lifetime expected credit losses. The expected credit losses on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

The Group has recognized a loss allowance of 100 per cent against all receivables with non-related parties that are greater than 180 days past due because historical experience has indicated that these receivables are generally not recoverable. The Group generally writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery (e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings) or when the trade receivables are over two years past due, whichever occurs earlier. None of the trade receivables that have been written off are subject to enforcement activities.

In 2020, the Group significantly increased the expected loss rates for trade receivables compared to the prior year based on its judgement of the impact of current economic conditions and the forecast direction of travel at the reporting date. There has been no change in the estimation techniques during the current reporting period.

The following table shows trade receivables by geographic area:

	At December 31,
(Euro thousands)	2020	2019
EMEA	51,102	81,096
of which Italy	28,847	32,959
North America	28,940	42,158
of which United States	27,329	35,603
Latin America	1,436	2,160
APAC	57,351	52,808
of which Greater China Region	42,830	36,152
Total trade receivables	138,829	178,222

26.	Derivative financial instruments

The Group enters into certain derivative contracts in the course of its risk management activities, primarily to hedge the interest rate risk on its bank debt and the currency risk on sales made in currencies other than the Euro. The Company only enters into these contracts for hedging purposes as the Group’s financial management policy does not permit trading in financial instruments for speculative purposes. Derivative financial instruments

FIN-97

meeting the hedge requirements of IFRS 9 are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting are recognized in profit or loss in the relevant reporting period. The interest rate and currency derivatives used by the Company are over the counter (OTC) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as interest rate curves, foreign exchange rates, etc.) observable on the market (level 2 of the fair value hierarchy defined in IFRS 13). Derivatives are measured at fair value each reporting date by taking as a reference the applicable foreign currency exchange rates or the interest rates and yield curves observable at commonly quoted intervals.

At the reporting date, the Group had outstanding hedges as detailed in the tables below:

	At December 31, 2020			At December 31, 2019
(Euro thousands)	Notional Amount	Positive Fair Value	Negative Fair Value	Notional Amount	Positive Fair Value	Negative Fair Value
Foreign currency exchange risk
Forward contracts	347,679	11,848	(4,918)	352,253	6,468	(4,853)
Interest rate risk
Interest rate swaps	274,336	—	(5,515)	274,851	—	(5,142)

Total derivatives – Hedging	622,015	11,848	(10,433)	627,104	6,468	(9,995)
Stock index options	—	—	—	—	—	(15)
Elah Dufour Option	—	—	(2,759)	—	—	(4,245)

Total trading derivatives	—	—	(2,759)	—	—	(4,260)

Total derivatives instruments - Asset/(Liabilities)	622,015	11,848	(13,192)	627,104	6,468	(14,255)

Elah Dufour Option

The Company entered into a purchase agreement of the investment held in Elah Dufour S.p.A. (“Elah Dufour”) that provides for a cross-linked put-call option (the “Elah Dufour Option”), which allows the Group to acquire up to 5% of the share capital of Elah Dufour and the other shareholders to sell their shares up to a maximum of 5% of the share capital of Elah Dufour. The strike price of the put option by the shareholders is contractually established and the consideration is linked to a non-IFRS measure (EBITDA) and to the net financial position of the subsidiary. The carrying value of the option is remeasured to fair value at each reporting date.

Hedging derivatives

All contracts in place at the reporting date were entered into with major financial institutions, and no counterparties are expected to default. A liquidity analysis of the derivative contract maturities is provided in the financial risks section of these notes.

Foreign currency derivatives

Derivatives are measured at fair value each reporting date. The cash flows resulting from the Group’s international activities are exposed to exchange rate volatility. In order to hedge this risk, the Group enters into forward sale and purchase agreements, so as to guarantee the value of identified cash flows in Euro (or in other currencies used locally). The projected future cash flows mainly relate to the collection of trade receivables, the settlement of trade payables and financial cash flows.

FIN-98

The notional amount of foreign exchange forward contracts to hedge projected future cash flows are detailed as follows:

	At December 31,
(Euro thousands)	2020	2019
USD	144,569	208,079
CHF	24,810	5,720
CNY	20,318	15,817
GBP	19,226	30,183
HKD	12,613	—
JPY	52,407	47,212
Other	73,736	45,242

Total notional amount	347,679	352,253

Interest rate derivatives

The Group enters into interest rate derivatives to hedge interest rate risk on its borrowings.

The key features of the interest rate swap (IRS) agreements are summarized as follows:

			Notional amount at December 31,		Fair value at December 31,
Contract (Euro thousands)	Maturity date	Fixed interest rate	2020	2019	2020	2019
IRS 1	2/1/2021	0.47%	80,000	80,000	(1,031)	(1,006)
IRS 2	1/1/2023	0.27%	20,000	20,000	(366)	(379)
IRS 3	2/1/2023	0.17%	20,000	20,000	(309)	(298)
IRS 4	4/1/2023	0.26%	50,000	50,000	(988)	(962)
IRS 5	8/1/2023	0.28%	40,000	40,000	(898)	(838)
IRS 6	11/1/2023	0.34%	60,000	60,000	(1,549)	(1,294)
IRS 7	7/1/2027	0.80%	2,334	2,667	(108)	(108)
IRS 8	12/1/2031	1.94%	2,002	2,184	(266)	(257)

Total			274,336	274,851	(5,515)	(5,142)

Information on financial risks

Categories of financial assets and liabilities according to IFRS 7

The following tables provide a breakdown for financial assets and liabilities by category:

Financial assets

	At December 31, 2020
(Euro thousands)	Financial assets					Fair value Level
	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	11,848	—	11,848	26	—	11,848	—
Cash and cash equivalents	—	—	317,291	317,291	29	—	317,291	—
Trade receivables	—	—	138,829	138,829	25	—	138,829	—
Other non-current financial assets	20,686	—	28,577	49,263	23	—	—	20,686
Other current financial assets (*)	322,326	27,837	—	350,163	27	32,217	140,792	177,154

Financial assets	343,012	39,685	484,697	867,394		32,217	608,760	197,840

FIN-99

(*)	The following table provides an additional breakdown for other financial assets at December 31, 2020:

	At December 31, 2020
(Euro thousands)	Other current financial assets				Fair value Level

	FVPL	FVOCI	Amortized cost	Total	1	2	3
Directional hedge funds	17,818	—	—	17,818	—	8,549	9,269
Equity	24,843	—	—	24,843	2,354	22,489	—
Fixed income	88,011	—	—	88,011	2,027	68,570	17,414
Non directional hedge funds	18,693	—	—	18,693	—	—	18,693
Private debt	6,894	—	—	6,894	—	4,353	2,541
Private equity	10,583	—	—	10,583	—	—	10,583
Real estate funds	29,073	—	—	29,073	—	17,607	11,466
Insurance contracts	107,188	—	—	107,188	—	—	107,188
Fixed income	—	5,174	—	5,174	5,174	—	—
Money market funds and floating income	19,223	22,663	—	41,886	22,662	19,224	—

Total other current financial assets	322,326	27,837	—	350,163	32,217	140,792	177,154

	At December 31, 2019
(Euro thousands)	Financial assets					Fair value Level
	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	6,468	—	6,468	26	—	6,468	—
Cash and cash equivalents	—	—	210,626	210,626	29	—	210,626	—
Trade receivables	—	—	178,222	178,222	25	—	178,222	—
Other non-current financial assets	22,098	—	73,145	95,243	23	—	—	22,098
Other current financial assets (*)	409,700	25,205	—	434,905	27	30,228	133,794	270,883

Financial assets	431,798	31,673	461,993	925,464		30,228	529,110	292,981

(*)	The following table provides an additional breakdown for other financial assets at December 31, 2019:

	At December 31, 2019
(Euro thousands)	Other current financial assets				Fair value Level

	FVPL	FVOCI	Amortized cost	Total	1	2	3
Commodities	—	—	—	—	—	—	—
Directional hedge funds	12,195	—	—	12,195	—	3,961	8,234
Equity	15,261	—	—	15,261	2,480	12,781	—
Fixed income	122,070	—	—	122,070	2,543	91,312	28,215
Non directional hedge funds	38,276	—	—	38,276	—	—	38,276
Private debt	2,006	—	—	2,006	—	301	1,705
Private equity	8,256	—	—	8,256	—	—	8,256
Real estate funds	24,807	—	—	24,807	—	15,185	9,622
Insurance contracts	176,575	—	—	176,575	—	—	176,575
Fixed income	—	5,326	—	5,326	5,326	—	—
Money market funds and floating income	10,254	19,879	—	30,133	19,879	10,254	—

Total other current financial assets	409,700	25,205	—	434,905	30,228	133,794	270,883

FIN-100

Financial liabilities

	At December 31, 2020
(Euro thousands)	Financial liabilities					Fair value Level
	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	13,192	—	13,192	26	—	13,192	—
Non-current borrowings	—	—	558,722	558,722	33	—	558,722	—
Current borrowings	—	—	106,029	106,029	33	—	106,029	—
Other non-current financial liabilities	212,903	—	8,065	220,968	34	—	—	220,968
Trade payables and customer advances	—	—	188,342	188,342	38	—	188,342	—
Lease Liabilities – Current/Non-current	—	—	407,687	407,687	35	—	—	407,687

Financial Liabilities	212,903	13,192	1,268,845	1,494,940		—	866,285	628,655

	At December 31, 2019
(Euro thousands)	Financial liabilities					Fair value Level
	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	14,255	—	14,255	26	—	14,255	—
Non-current borrowings	—	—	514,263	514,263	33	—	514,263	—
Current borrowings	—	—	106,029	106,029	33	—	106,029	—
Other non-current financial liabilities	229,088	—	7,890	236,978	34	—	—	236,978
Trade payables and customer advances	—	—	225,598	225,598	38	—	225,598	—
Lease Liabilities – Current/Non-current	—	—	508,153	508,153	35	—	—	508,153

Financial Liabilities	229,088	14,255	1,361,933	1,605,276			860,145	745,131

Fair value

The reported amount of derivative instruments, whether assets or liabilities, reflects their fair value at the reporting date.

The carrying amount of cash and cash equivalents, financial assets and trade receivables, as adjusted for impairment where necessary as required by IFRS 9, approximates their estimated realizable value and their fair value. Lease liabilities are reported at present value, while all of the other financial liabilities recorded at amortized cost approximate fair value.

The investment in Elah Dufour (recorded within other non-current financial assets) has been measured at fair value, which has been estimated with the multiple approach, with the support of an independent expert, considering EBITDA of the most recent three years and a multiple of 10, as well as a discount for lack of control and illiquidity. The sensitivity analysis on the value of the investment has been performed on the EBITDA multiple because of the unobservable inputs used for the valuation. At December 31, 2020 a change of 5% in the EBITDA multiple would change the fair value of this investment by Euro 660 thousand. The Elah Dufour Option is also measured at fair value. The sensitivity analysis on the value of the option has been performed using the sensitivities carried out on the fair value on the investment in Elah Dufour described above, considered as the theoretical underlying value of the option. At December 31, 2020 a change of 4% in the carrying of the investment would change the fair value of the option by Euro 268 thousand.

FIN-101

A sensitivity analysis was performed at December 31, 2020 on the fair value of the Group’s insurance contracts (recorded within other current financial assets), with the support of an external actuarial expert, using the discounted cash flow method. The main assumptions used to perform the sensitivities are: i) the vector of prospective returns is calculated from the last certified management rate (known at the valuation date) assuming a trend to the market forward rate, consistent with the current Italian government curve; ii) the target duration has been assumed to be 5 years; iii) the prospective investment returns are netted against the management fees; iv) the cash flow projection was made in line with the underlying contractual conditions; v) a probability of surrender has been assumed, depending on the type of insurance contract considered, ranging from 5.9% to 8.2%. Based on the analysis performed, no significant differences from fair value were noted.

For units in investment funds sensitivity has not been calculated as the valuation is made on the basis of the latest available NAV.

Credit risk

Credit risk is defined as the risk of financial loss caused by the failure of a counterparty to repay amounts owed or meet its contractual obligations. The maximum risk to which an entity is exposed is represented by all the financial assets recognized in the financial statements. Management considers its credit risk to relate primarily to trade receivables generated from the wholesale channel and mitigates the related effects through specific commercial and financial strategies.

With regards to trade receivables, credit risk management is carried out by monitoring the reliability and solvency of customers, as well as through insurance agreements.

The following table provides the aging of trade receivables:

(Euro thousands)	Not yet due	0-90 days overdue	90-180 days overdue	>180 days overdue	Total
Trade receivables, gross	106,659	23,172	2,509	15,206	147,546
Loss allowance	(549)	(1,876)	(480)	(5,812)	(8,717)

Total trade receivables at December 31, 2020	106,110	21,296	2,029	9,394	138,829
Trade receivables, gross	142,753	28,539	7,809	4,756	183,857
Loss allowance	(737)	(407)	(426)	(4,065)	(5,635)

Total trade receivables at December 31, 2019	142,016	28,132	7,383	691	178,222

At December 31, 2020 trade receivables overdue by more than 180 days relates to the related party Tom Ford International LLC, mainly due to the financial impact caused by the COVID-19 pandemic. Management does not expect any loss from this position.

Liquidity risk

Liquidity risk represents the risk that the Group cannot meet its financial obligations due to problems in obtaining funds at current market price conditions (funding liquidity risk) or in liquidating assets on the market to find the necessary financial resources (asset liquidity risk), which could negatively impact the Group’s results if the Group is forced to incur additional costs to obtain liquidity or meet its commitments.

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The following tables summarize the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities:

		Contractual cash flows
(Euro thousands)	Carrying amount at December 31, 2020	Within 1 Year	2 years	3 years	Beyond
Derivative financial instruments	13,192	13,192	—	—	—
Trade payables and customer advances	188,342	188,342	—	—	—
Borrowings	664,751	106,029	107,500	281,250	169,972
Lease liabilities	407,687	102,092	82,489	67,137	187,771
Other non-current financial liabilities	220,968	—	25,976	71,924	123,068

Total	1,494,940	409,655	215,965	420,311	480,812

		Contractual cash flows
(Euro thousands)	Carrying amount at December 31, 2019	Within 1 Year	2 years	3 years	Beyond
Derivative financial instruments	14,255	14,255	—	—	—
Trade payables and customer advances	225,598	225,598	—	—	—
Borrowings	620,292	106,029	136,029	107,500	270,734
Lease liabilities	508,153	112,324	92,827	79,217	267,861

Other non-current financial liabilities	236,978	—	43,544		193,434

Total	1,605,276	458,206	272,400	186,717	732,029

The factors which mainly influence the Group’s liquidity are the resources generated or absorbed by current operating and investing activities, the possible distribution of dividends, the maturity or refinancing of debt and the management of surplus cash. Liquidity needs or surpluses are monitored on a daily basis by the Parent Company in order to guarantee effective sourcing of financial resources or adequate investment of excess liquidity.

The negotiation and management of credit lines is coordinated by the Parent Company with the aim of satisfying the short and medium-term financing needs of the individual companies within the Group according to efficiency and cost-effectiveness criteria. It has always been the Group’s policy to sign and constantly maintain with various and diversified banks a total amount of committed credit lines that is considered consistent with the needs of the individual companies and suitable to ensure at any time the liquidity needed to satisfy and comply with all the Group’s financial commitments, at the established economic conditions, as well as guaranteeing the availability of an adequate level of operational flexibility for any expansion programs.

Sensitivity on foreign currency exchange rate risk

Foreign currency exchange rate transaction risks originate mainly from exports of the Group in US Dollars, Chinese Renminbi, Japanese Yen, South Korean Won, British Pound and Mexican Peso. Risk management is mainly centralized at the distributing companies. Goods transferred for consideration to associates are settled directly in the currency of the country where they operate and sell (with the exception of countries where local currency cannot be delivered outside the country e.g. South Korean Won). This implies the risk that the corresponding value in Euro of revenues determined at the moment of collection is insufficient to cover production costs or to achieve the desired profit margin. This risk is heightened during the significant period between the moment when the sale prices of a collection are set and the moment when revenues are converted into Euro, which extends up to 18 months. The distributing companies enter into currency forward contracts or options, to establish the conversion rate in advance, or a predefined range of conversion rates at future dates. For

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the years ended December 31, 2020, 2019 and 2018 the Group covered its exchange rate risk almost exclusively with currency forward exchange contracts. To this end, before the preparation of the price list and based on market expectations and conditions, the Group arranges hedges that cannot exceed 50% - 60% of forecast sales in foreign currencies. In the period following the preparation of the price list, the total outstanding hedge is adjusted on the basis of market conditions and of the orders effectively managed and entered into production.

In addition, the Group controls and hedges exposure deriving from changes due to exchange rate changes in the value of assets or liabilities denominated in currencies other than the accounting currency of the individual company (typically intercompany financial receivables/payables), which may affect the Group’s net results, through financial instruments, whose recognition in accordance with IFRS follows the rules of fair value hedge: the profit or loss arising from subsequent remeasurements of the fair value of the hedging instrument and the hedged item are recorded within profit and loss. The hedges of the Parent Company’s future transactions in foreign currencies (which can be classified as cash flow hedges pursuant to IFRS) are accounted for in accordance with hedge accounting rules.

The Group has estimated the potential effects of a shock change of +/-5% on the main currencies to which the Group is exposed at each reporting date, by using internal assessment models based on generally accepted principles.

Foreign currency exchange risk exposure

The following table presents the potential effects on profit before tax of a hypothetical change of +/- 500 bps in year-end exchange-rates, applied to the Group’s net balances of trade receivables and trade payables in foreign currencies.

	At December 31, 2020			At December 31, 2019
	Trade receivables and trade payables in functional currency	+500 bps	-500 bps	Trade receivables and trade payables in functional currency	+500 bps	-500 bps
Currency		Impact on profit before tax			Impact on profit before tax
(Euro thousands)
USD	112,850	(5,374)	5,939	143,552	(6,836)	7,555
JPY	41,757	(1,988)	2,198	29,036	(1,383)	1,529
CNY	35,083	(1,671)	1,846	16,195	(771)	852
HKD	11,235	(535)	591	145	(7)	8
GBP	4,923	(234)	259	8,072	(384)	425
SGD	3,120	(149)	164	—	—	—
CHF	(16,552)	788	(871)	(14,476)	689	(762)

Total	192,416	(9,163)	10,126	182,524	(8,692)	9,607

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The following table presents the potential impact on profit before tax of a hypothetical change of +/- 500 bps in year-end exchange-rates, applied to the Group’s hedged positions on the main currencies to which the Group is exposed.

	At December 31, 2020			At December 31, 2019
	Notional amount	+500 bps	-500 bps	Notional amount	+500 bps	-500 bps
Currency		Impact on profit before tax			Impact on profit before tax
(Euro thousands)
USD	119,214	5,677	(6,274)	148,753	7,083	(7,829)
JPY	45,658	2,174	(2,403)	30,360	1,446	(1,598)
CNY	20,318	968	(1,069)	14,946	712	(787)
GBP	16,464	784	(867)	12,375	589	(651)
HKD	9,460	450	(498)	—	—	—
CHF	6,295	(300)	331	(5,720)	(272)	301
SGD	3,083	147	(162)	—	—	—

Total	220,492	9,900	(10,942)	200,714	9,558	(10,564)

The following table presents the potential change in equity gross of tax of a hypothetical change of +/- 500 bps in year-end exchange-rates, applied to the Group’s foreign currency hedging instruments on highly probable transactions.

	At December 31, 2020			At December 31, 2019
	Notional amount	+500 bps	-500 bps	Notional amount	+500 bps	-500 bps
Currency		Impact on hedge reserve			Impact on hedge reserve
(Euro thousands)
USD	25,355	1,207	(1,334)	59,326	2,825	(3,122)
CHF	18,515	(882)	974	—	—	—
JPY	6,749	321	(355)	16,852	803	(888)
HKD	3,153	150	(166)	—	—	—
GBP	2,762	132	(145)	17,809	848	(937)
CNY	—	—	—	871	41	(46)

Total	56,534	928	(1,026)	94,858	4,517	(4,993)

The following table presents the potential impact on profit before tax of a hypothetical change of +/- 500 bps in the USD/EUR year-end exchange-rate, applied to the Thom Browne put option in USD on non-controlling interests (recorded within other non-current financial liabilities).

	At December 31, 2020			At December 31, 2019
	Notional amount	+500 bps	-500 bps	Notional amount	+500 bps	-500 bps
Currency		Impact on profit before tax			Impact on profit before tax
(Euro thousands)
USD	(169,055)	(8,897)	8,050	(167,688)	(8,826)	7,985

Sensitivity on interest rate risk

Overall exposure to interest rate risk is monitored at the Group level through coordinated management of debt and available liquidity and of the relevant due dates. The Group’s principal sources of exposure to interest rate risk derive from short-term and the portion of long-term loans at variable rates. At December 31, 2020, the notional value of interest rate swap derivatives to hedge the risk of a potential increase in the cost of servicing of financial debt due to fluctuations in market rates was Euro 274,336 thousand (Euro 274,851 thousand at

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December 31, 2019) with a negative fair value of Euro 5,515 thousand (Euro 5,142 thousand at December 31, 2019). The short-term portion of bank debt, used mainly to finance working capital needs, is not covered by interest rate hedges. The cost of bank debt is equal to Euribor for the period plus a spread that depends on the type of credit facility used.

For the year ended December 31, 2020 a hypothetical 20% increase in short-term interest rates on such floating rate non-current financial liabilities, with all other variables held constant, would have resulted in an increase in financial expenses, on an annual basis, of approximately Euro 691 thousand (Euro 925 thousand for the year ended December 31, 2019). For the year ended December 31, 2020 a hypothetical 20% decrease in short-term interest rates on such floating rate non-current financial liabilities, with all other variables held constant, would have resulted in a decrease in financial expenses, on an annual basis, of approximately Euro 345 thousand (Euro 654 thousand for the year ended December 31, 2019).

The following table presents the sensitivity on floating rate borrowings not covered by interest rate swaps.

At December 31, 2020
Amount	Total interest rate (*)	Interest expense	-20%	Impact on profit before tax	+20%	Impact on profit before tax
Non-current
80,000	0.349%	279	0.259%	207	0.439%	351
10,000	0.195%	20	0.097%	10	0.293%	30
45,000	0.238%	107	0.136%	61	0.340%	153
31,250	0.300%	94	0.194%	60	0.406%	127
10,000	0.184%	18	0.069%	7	0.299%	30

176,250		518		345		691

Current
17,500	0.183%	32	0.074%	13	0.292%	51

17,500		32		13		51

*	The overall rate indicated is compounded of the fixed spread plus the variable rate (+-20% is on the variable rate).

At December 31, 2019
Amount	Total interest rate (*)	Interest expense	-20%	Impact on profit before tax	+20%	Impact on profit before tax
Non-current
80,000	0.361%	289	0.273%	219	0.449%	359
10,000	0.266%	27	0.182%	18	0.350%	35
35,000	0.725%	254	0.643%	225	0.807%	282
43,750	0.505%	221	0.440%	192	0.570%	249

168,750		791		654		925

*	The overall rate indicated is compounded of the fixed spread plus the variable rate (+-20% is on the variable rate).

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27.	Other current financial assets

The following table provides a breakdown for other current financial assets (see note 26 for a breakdown of other current financial assets by fair value level):

	At December 31, 2019	Investments	Disposals	Fair value adjustments	Realized gains/(losses)	Exchange rate gains/(losses)	At December 31, 2020
(Euro thousands)
FVPL
Directional hedge funds	12,195	14,180	(8,388)	(90)	390	(469)	17,818
Equity	15,261	27,834	(18,024)	(80)	(124)	(24)	24,843
Fixed income	122,070	38,580	(72,752)	920	(798)	(9)	88,011
Non directional hedge funds	38,276	6,018	(27,020)	510	909	—	18,693
Private debt	2,006	4,802	—	86	—	—	6,894
Private equity	8,256	2,845	(548)	201	—	(171)	10,583
Real estate funds	24,807	21,023	(15,788)	(884)	604	(689)	29,073
Insurance contracts	176,575	7,500	(78,897)	1,984	26	—	107,188
Money market funds	10,254	37,222	(28,253)	—	—	—	19,223

Total FVPL	409,700	160,004	(249,670)	2,647	1,007	(1,362)	322,326

FVOCI
Fixed income	5,326	167	(303)	(12)	(4)	—	5,174
Floating income	19,879	5,425	(2,938)	295	2	—	22,663

Total FVOCI	25,205	5,592	(3,241)	283	(2)	—	27,837

Total other current financial assets	434,905	165,596	(252,911)	2,930	1,005	(1,362)	350,163

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	At December 31, 2018	Investments	Disposals	Fair value adjustments	Realized gains/(losses)	Exchange rate gains/(losses)	At December 31, 2019
(Euro thousands)
FVPL
Commodities	5,835	—	(6,835)	—	859	141	—
Directional hedge funds	—	16,851	(4,525)	(48)	—	(83)	12,195
Equity	9,882	10,102	(6,144)	915	506	—	15,261
Fixed income	219,164	23,770	(125,446)	2,794	1,788	—	122,070
Non directional hedge funds	28,378	26,011	(16,876)	662	101	—	38,276
Private debt	—	1,902	—	104	—	—	2,006
Private equity	5,880	4,143	(2,186)	433	—	(14)	8,256
Real estate funds	15,382	15,822	(7,308)	647	86	178	24,807
Insurance contracts	253,618	15,000	(96,335)	4,273	19	—	176,575
Money market funds	11,079	43,862	(44,826)	—	—	139	10,254

Total FVPL	549,218	157,463	(310,481)	9,780	3,359	361	409,700

FVOCI
Fixed income	14,395	—	(10,538)	1,203	266	—	5,326
Floating income	15,480	10,316	(6,933)	731	285	—	19,879

Total FVOCI	29,875	10,316	(17,471)	1,934	551	—	25,205

Total other current financial assets	579,093	167,779	(327,952)	11,714	3,910	361	434,905

28.	Other current assets

Other current assets amount to Euro 66,718 thousand and Euro 92,230 thousand December 31, 2020 and 2019, respectively, and mainly relate to accrued income, deferred charges and indirect tax receivables.

29.	Cash and cash equivalents

The following table provides a breakdown for cash and cash equivalents:

(Euro thousands)	At December 31,
	2020	2019
Cash on hand	535	494
Bank balances	316,756	210,132

Total cash and cash equivalents	317,291	210,626

Cash and cash equivalents include cash on hand and bank balances.

The Group may be subject to restrictions which limit its ability to use cash. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2020 amounted to Euro 43,388 thousand (Euro 40,014 thousand at December 31, 2019). Certain restrictions over cash also exist in Argentina; however, such restrictions do not significantly impact the Group as cash held in Argentina amounted to Euro 265 thousand at December 31, 2020 (Euro 330 thousand at December 31, 2019).

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30.	Assets and liabilities held for sale

The following table provides a breakdown of assets and liabilities held for sale at December 31, 2020:

	At December 31, 2020
(Euro thousands)	Woman division	Korea	Total
Intangibles assets	614	42	656
Property plant and equipment	486	1,315	1,801
Right-of-use assets	83	—	83
Deferred tax assets	1,393	—	1,393
Inventories	2,259	4,820	7,079
Trade receivables	1,765	1,316	3,081
Tax receivables	88	367	455
Other financial assets	8	337	345
Other current assets	1,621	131	1,752
Cash and cash equivalents	4	576	580

Total assets	8,321	8,904	17,225
Employee benefits	63	1,067	1,130
Lease liabilities	83	—	83
Other current liabilities	4,176	5,209	9,385
Provision for risks and charges	664	841	1,505
Tax liabilities	715	466	1,181
Trade payables and customer advances	2,620	821	3,441

Total liabilities	8,321	8,404	16,725

Assets and liabilities held for sale	—	500	500

During 2020, the Group entered into two agreements to sell the Agnona business and the Group’s operations in Korea. As a result, the assets and liabilities of these operations were classified as held for sale and remeasured in accordance with IFRS 5, resulting in a write down of Euro 988 thousand that was recorded within write downs and other provisions in the statement of profit and loss. The total agreed consideration of Euro 500 thousand was collected in 2021 upon completion of the sales.

31.	Shareholder’ equity

Share capital

At December 31, 2020 and 2019 and at January 1, 2019 the fully paid up share capital of the Company was Euro 4,300 thousand, consisting of 4,299,080 ordinary shares and 920 special shares, all with a nominal value of Euro 1 (4,296,279 ordinary shares and 3,721 special shares at December 31, 2019 and 4,295,964 ordinary shares and 4,036 special shares at January 1, 2019).

Ordinary shares carry the following rights: the right to vote in ordinary and extraordinary shareholders meetings; the right to a share in profits (if distributed) in proportion to the share of capital held; the right to repayment of capital in the event of liquidation; pre-emptive right: in the event of a capital increase, it establishes the right to obtain new shares in proportion to those held.

Each special share, granted to specific persons, entitles the holder to participate in dividends, without providing any voting rights. Moreover, special shares are convertible in ordinary shares according to Company’s bylaw.

Retained earnings

Retained earnings include the Group’s accumulated earnings, less dividends paid to equity holders and other changes. Among other changes, retained earnings also include the first-time adoption reserve (IFRS), reflecting

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the combined effects of the equity adjustments, net of tax effects, arising from the transition to IFRS from previous local GAAP, which occurred on January 1, 2018.

Other reserves

Other reserves (including other comprehensive income) are detailed as follows:

	At December 31,
(Euro thousands)	2020	2019
Legal reserve	860	860
Reserve for treasury shares	(76,624)	(75,680)
Other comprehensive income reserve (OCI)	(25,901)	8,910
Non-controlling interests options reserve	(196,691)	(196,691)
Other reserves	2,584	2,584

Other reserves, including OCI	(295,772)	(260,017)

At December 31, 2020 and 2019, the legal reserve amounted to Euro 860 thousand.

At December 31, 2020, the reserve for treasury shares amounted to Euro 76,625 thousand (Euro 75,680 thousand at December 31, 2019) and 271,815 ordinary shares were held in treasury (269,014 ordinary shares at December 31, 2019). In 2020, the Company purchased 2,801 ordinary shares, increasing the reserve for treasury shares by Euro 944 thousand, while in 2019 the Company purchased 315 ordinary shares, increasing the reserve for equity shares by Euro 94 thousand. In 2018, the Company issued a net 14,168 ordinary shares from treasury, decreasing the reserve for treasury shares by Euro 2,449 thousand.

Other comprehensive income reserve includes the following:

•	a translation reserve for the translation differences arising from the consolidation of subsidiaries with a functional currency different from the Euro;

•

a cash flow hedge reserve for the changes in the fair value of derivative financial instruments held by the Group designated as a hedge of the exposure to variability in currency exchange rate and interest rate risk;

•	gains and losses on the remeasurement of defined benefit plans for actuarial gains and losses arising during the period which are offset against the related net defined benefit liabilities;

•

the financial assets at FVOCI reserve which arises from changes in the fair value of debt instruments held by the company under a hold to collect and sell business model, which will be reversed when the investment is derecognised or impaired.

The non-controlling interests options reserve includes a reduction of equity attributable to shareholders of the Company resulting from the initial recognition of the financial liabilities relating to the put option held by Dondi non-controlling interest shareholders for Euro 21,459 thousand in 2019, as well as on the put option held by Thom Browne non-controlling interest shareholders for Euro 162,066 thousand and on the put option held by Lanificio Ermenegildo Zegna e Figli non-controlling interest shareholders for Euro 13,166 thousand for 2018.

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32.	Non-controlling interests

The following table shows the financial information of consolidated companies not entirely controlled by the Group, as required by IFRS 12. The amounts disclosed for each subsidiary are before intercompany eliminations and at and for the year ended December 31, 2020.

(Functional currency thousands)	Group’s percentage interest	Non- controlling interest percentage	Functional currency	Total assets	Total equity	Net revenues	Net income / (loss)	Dividends paid to non- controlling shareholders
Company
Thom Browne Inc.	85%	15%	USD	157,679	105,890	203,859	24,275	—
Gruppo Dondi S.p.A.	65%	35%	EUR	24,590	21,321	27,199	1,147	(354)
Bonotto S.p.A.	60%	40%	EUR	22,345	7,143	20,526	(366)	(216)
Lanificio Ermenegildo Zegna e Figli S.p.A.	90%	10%	EUR	42,855	27,077	52,945	6,048	(1,116)
Ermenegildo Zegna Madrid S.A.	70%	30%	EUR	2,935	2,935	2,051	(29)	(45)
Zegna South Asia Private LTD	51%	49%	INR	654,611	103,020	216,675	(13,372)	—
Ermenegildo Zegna Vietnam LLC	77%	23%	VND	36,801,969	(61,223,291)	28,519,833	(2,520,357)	—
Zegna Gulf Trading LLC	49%	51%	AED	91,261	(29,810)	57,826	(9,600)	—
Achill Land Pty Ltd.	60%	40%	AUD	11,749	10,200	n.a.	n.a.	—

33.	Borrowings

The following table provides a breakdown for non-current and current borrowings:

	2020			2019
(Euro thousands)	Committed Loans	Other financial loans	Total borrowings	Committed Loans	Other financial loans	Total borrowings
At January 1,	619,308	984	620,292	762,660	143	762,803
Repayments	(221,029)	—	(221,029)	(272,851)	—	(272,851)
Proceeds	215,000	50,352	265,352	130,000	841	130,841
Other	136	—	136	(501)	—	(501)

At December 31,	613,415	51,336	664,751	619,308	984	620,292
Of which:
Non-current	557,386	1,336	558,722	513,279	984	514,263
Current	56,029	50,000	106,029	106,029	—	106,029

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The repayment schedule for borrowings is summarized below:

(Euro thousands)	At December 31, 2020	Year 1	Year 2	Year 3	Year 4	Year 5
Committed loans	613,415	56,029	107,500	281,250	130,000	38,636
Other financial liabilities	51,336	50,000	—	—	874	462

Total borrowings	664,751	106,029	107,500	281,250	130,874	39,098

(Euro thousands)	At December 31, 2019	Year 1	Year 2	Year 3	Year 4	Year 5
Committed loans	619,308	106,029	136,029	107,500	221,250	48,500
Other financial liabilities	984	—	—	—	—	984

Total borrowings	620,292	106,029	136,029	107,500	221,250	49,484

Some of the loans stipulated have a variable rate. The use of derivative financial instruments is reserved for management of exposure to fluctuations in interest rates associated with monetary flows and no speculative activities are carried out or permitted. The instruments used for this purpose are exclusively Interest Rate Swaps (IRS), The Group generally borrows at fixed interest rates and manages the risk of interest fluctuation of those loans at a variable interest rate through hedging arrangements (fully described in the “Information on financial risks” section within Note 26—Derivative financial instruments). The bullet loans are set forth hereunder by their portions with fixed and variable interest rates

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The main terms of the borrowings are detailed as follows.

				At December 31, 2020
Borrower	Interest rate	Terms	Expiry date	Of which current portion	Of which non- current portion
				(Euro thousands)
E.Z. Holditalia	Fixed	0.00%	April 2021	15,000
E.Z. Holditalia	Fixed	0.73%	October 2021	17,500
E.Z. Holditalia	Variable	Euribor 3m + 0.73%	October 2021	17,500
E.Z. Holditalia	Fixed	0.80%	December 2021	3,529
Co.Ti Service S.A.	Fixed	0.75%	February 2022		10,000
Co.Ti Service S.A.	Fixed	0.60%	March 2022		5,000
E.Z. Holditalia	Variable	Euribor 3m + 0.69%	September 2022		10,000
E.Z. Holditalia	Variable	Euribor 6m + 0.80%	September 2022	30,000	50,000
E.Z. Holditalia	Fixed	0.80%	December 2022		10,000
E.Z. Holditalia	Variable	IRS + 1.48%	January 2023		20,000
E.Z. Holditalia	Variable	IRS + 0.80%	February 2023		20,000
E.Z. Holditalia	Fixed	0.35%	March 2023		15,000
E.Z. Holditalia	Fixed	0.49%	April 2023		50,000
E.Z. Holditalia	Variable	Euribor 6m + 0.75%	May 2023		45,000
E.Z. Holditalia	Variable	Euribor 6m + 0.83%	June 2023	12,500	18,750
E.Z. Holditalia	Variable	IRS + 1.05%	August 2023		40,000
E.Z. Holditalia	fixed	0.90%	November 2023		20,000
E.Z. Holditalia	fixed	0.75%	November 2023		60,000
E.Z. Holditalia	Variable	IRS + 0.75%	November 2023	10,000	14,972
E.Z. Holditalia	Variable	IRS + 0.81%	April 2024		80,000
E.Z. Holditalia	Variable	IRS + 0.60%	December 2024		50,000
Co.Ti Service S.A.	fixed	0.75%	March 2025		20,000
Co.Ti Service S.A.	fixed	0.75%	April 2025		10,000
E.Z. Holditalia	Variable	Euribor 1m + 0.76%	May 2025		10,000

Total				106,029	558,722

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				At December 31, 2019
Borrower	Interest rate	Terms	Expiry date	Of which current portion	Of which non- current portion
				(Euro thousands)
Co.Ti Service S.A.	Fixed	0.85%	February 2020	30,000
E.Z. Holditalia	Fixed	0.30%	April 2020	50,000
E.Z. Holditalia	Variable	IRS + 0.81%	February 2021		80,000
E.Z. Holditalia	Fixed	0.80%	December 2021	3,529	3,013
Co.Ti Service S.A.	Fixed	0.75%	February 2022		10,000
Co.Ti Service S.A.	Fixed	0.60%	March 2022		5,000
E.Z. Holditalia	Variable	Euribor 3m + 0.69%	September 2022		10,000
E.Z. Holditalia	Variable	Euribor 6m + 0.80%	September 2022		80,000
E.Z. Holditalia	Fixed	0.80%%	December 2022		10,000
E.Z. Holditalia	Variable	IRS + 1.48%	January 2023		20,000
E.Z. Holditalia	Variable	Euribor 3m + 1.14%	January 2023		35,000
E.Z. Holditalia	Variable	IRS + 0.80%	February 2023		20,000
E.Z. Holditalia	Fixed	0.35%	March 2023		15,000
E.Z. Holditalia	Variable	Euribor 6m + 0.83%	June 2023	12,500	31,250
E.Z. Holditalia	Variable	IRS + 1.05%	August 2023		40,000
E.Z. Holditalia	Fixed	0.90%	November 2023		20,000
E.Z. Holditalia	Fixed	0.75%	November 2023		60,000
E.Z. Holditalia	Variable	IRS + 0.75%	November 2023	10,000	25,000
E.Z. Holditalia	Variable	IRS + 0.60%	December 2024		50,000

Total				106,029	514,263

34.	Other non-current financial liabilities

The following table provides a breakdown for other non-current financial liabilities.

	At December 31,
(Euro thousands)	2020	2019
Written put options on non-controlling interests	196,783	202,993
Cash-settled share-based payments	16,120	26,095
Bonds	4,287	4,287
Other	3,778	3,603

Other non-current financial liabilities	220,968	236,978

Written put options on non-controlling interests

Thom Browne

Ermenegildo Zegna Holditalia S.p.A. is subject to a put contract with Mr. Thom Browne in reference to the original investment of 85% in Thom Browne. In particular, Mr. Thom Browne has the right to exercise a sale option to Zegna on its 15% interest in Thom Browne, in three tranches, during 2023, 2028 and 2030. The exercise price of the option is established as the EBITDA of Thom Browne Group at the exercise date, multiplied by a given multiple (“TB Exercise Formula”). The financial liability arising from the obligation is measured at the present value of the expected exercise amount, calculated through the TB Exercise Formula as per projections contained in the 2019-2030 Business Plan approved on May 7, 2020 and April 6, 2021 by Zegna’s Valuation Committee. The remeasurement of the liability at each reporting date is recognized through profit or loss. The liability related to this written put option at 31 December 2020 amounted to Euro 169,055 thousand (Euro 167,688 thousand at 31 December 2019).

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Dondi Group

Ermenegildo Zegna Holditalia S.p.A. is subject to a put contract with Dondi Family in reference to the original investment of 65% in Gruppo Dondi S.p.A. In particular, Dondi Family has the right to exercise a sale option to Zegna on its 35% interest in Gruppo Dondi S.p.A., in two tranches, during 2029 and 2034. The exercise price of the option is established as the EBITDA of Dondi Group at the exercise date, less its net indebtedness, multiplied by a given multiple less a given discount (“Dondi Exercise Formula”). The financial liability arising from the obligation is measured at the present value of the expected exercise amount, calculated through the Dondi Exercise Formula as per projections contained in the 2020-2034 Business Plan approved on May 7, 2020 and April 6, 2021 by Zegna’s Valuation Committee. The remeasurement of the liability at each reporting date is recognized through profit or loss. The liability related to this written put option at 31 December 2020 amounted to Euro 21,650 thousand (Euro 21,459 thousand at 31 December 2019).

Lanificio Ermenegildo Zegna e Figli S.p.A.

Ermenegildo Zegna Holditalia S.p.A. is subject to a put contract with Lanificio Ermenegildo Zegna e Figli CEO in reference to the 10% non-controlling interests in Lanificio Ermenegildo Zegna e Figli S.p.A.. The exercise price of the option is established as the fair market value at the exercise date. The financial liability arising from the obligation is measured at the present value of the redemption amount measured with the discounted cash flow method. The remeasurement of the liability at each reporting date is recognized through profit or loss. The liability related to this written put option at December 31, 2020 amounted to Euro 6,078 thousand (Euro 13,846 thousand at December 31, 2019).

Cash-settled share-based payments

In February 2017 the Company reached an agreement with the Group CEO over certain cash-settled share-based payment schemes. Under these plans, the CEO was attributed:

a)

55,433 shares in the Company together with an option that entitles the CEO to sell back to the Company the same shares at their market price. For 25,988 shares there were no specific conditions to be satisfied for the sale right to be exercised; and

b)

The right to buy a maximum number of 15.832 shares in the Company at a price of Euro 186.5 per share and the right to convert part of his fixed remuneration in Company’s shares at the same price, together with the right to sell those shares back to the Company at their market price. Such rights vest immediately and can be exercised directly by the CEO in case of an Initial public offering of the Company’s shares, sale to third parties of whole or part of the Company’s shares or by the CEO’s heirs under the circumstances of either his death or medically ascertained mental or severe physical disablement.

As a result of entering into this agreement, the Company has incurred into a liability to transfer cash to the CEO for amounts that are based on the value of equity instruments of the Company and the liability has been considered in scope of IFRS 2—Share-based Payment (“IFRS 2”).

In accordance with IFRS 2, the Group measures the liability arising from cash-settled share-based payment transactions at the fair value at each reporting date and at the settlement date; the changes in the fair value of these liabilities are recognized in the statement of profit or loss for the period. At 31 December 2019 and 2020, the Group measured the fair value of the liabilities generated by these plans based on the following assumptions:

	At 31 December 2020	At 31 December 2019
Company share price	Euro 372	Euro 384
Discount rate	1.9%	1.9%

The Company share price has been estimated according to a market approach valuation model, using market multiples derived from a set of comparable transactions.

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The liability arising on these plans at 31 December 2020 amounted to Euro 16,120 thousand (Euro 26,095 thousand at 31 December 2019). During 2020, in the context of the COVID-19 pandemic, the plan described in point a) above has been renounced by the CEO. The change in the value of the overall liability has been recognized in the statement of profit and loss.

Bonds

Bond relates to non-convertible debenture loans for a principal amount of Euro 4,287 thousand, issued between 1984 and 1985. The due date is November 30, 2030. There has been no redemption of bonds during the years presented in these Consolidated Financial Statements.

Other

Other mainly includes a financing received from a non-controlling interest in a subsidiary amounting to Euro 3,594 thousand at December 2020 (Euro 3,272 thousand at December 2019).

35.	Lease liabilities

The following table provides a breakdown for lease liabilities.

(Euro thousands)	2020	2019
At January 1,	508,153	548,328
Interest expense	10,285	11,473
Repayment of lease liabilities (including interest expense)	(100,984)	(121,933)
IFRS 16 lease amendment: lease renegotiation	(24,931)	—
Additions due to new leases and store renewals	54,303	61,416
Decrease of lease liabilities due to store closures	(14,084)	—
Business combinations	—	272
Reclassifications to liabilities held for sale	(83)	—
Translation differences	(24,972)	8,597

At December 31,	407,687	508,153

Of which:
Non-current	314,845	405,637
Current	92,842	102,516

In certain countries, leases for stores entail the payment of both minimum amounts and variable amounts, especially for stores with lease payments indexed to revenue. As required by IFRS 16, only the minimum fixed lease payments are capitalized.

The following table summarizes the undiscounted contractual cash flows of lease liabilities by maturity date:

(Euro thousands)	Total contractual cash flows of lease liabilities	Year 1	Year 2	Year 3	Year 4	Beyond
At December 31, 2020	439,489	102,092	82,489	67,137	52,747	135,024
At December 31, 2019	552,229	112,324	92,827	79,217	68,340	199,521

36.	Provisions for risks and charges

The Provisions for risks and charges, which amount to Euro 48,281 thousand in 2020 (Euro 44,823 thousand in 2019) represent management’s best estimate of the amount of potential liabilities. In the Directors’ opinion, based on the information available to them, the total amount allocated for risks and charges at the reporting date is adequate in respect of the liabilities that could arise from the underlying circumstances.

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The following tables show the movement of the provision for risks and charges in 2020 and 2019:

(Euro thousands)	Legal and fiscal risks	Leased store restoration	Refund liability returns	Other provision	Total provisions
At January 1, 2019	17,770	14,083	7,463	9,411	48,727
Of which current	—	—	7,463	3,407	10,870
Of which non-current	17,770	14,083	—	6,004	37,857
Provisions	199	3,115	1,128	1,282	5,724
Releases	(708)	(1,541)	(1,172)	(905)	(4,326)
Utilizations	(5)	(1,593)	(675)	(3,029)	(5,302)

At December 31, 2019	17,256	14,064	6,744	6,759	44,823
Of which current	—	—	6,744	3,852	10,596
Of which non-current	17,256	14,064	—	2,907	34,227
Provisions	902	2,396	2,044	8,122	13,464
Releases	(1,752)	—	(2,062)	(1,559)	(5,373)
Utilizations	(30)	(2,581)	(694)	(1,328)	(4,633)

At December 31, 2020	16,376	13,879	6,032	11,994	48,281
Of which current	—	—	6,032	2,293	8,325
Of which non-current	16,376	13,879	—	9,701	39,956

The provision for fiscal and legal risks includes provisions for various litigated matters that have occurred in the ordinary course of business.

At December 31, 2020 other provisions include Euro 1,931 thousand for severance indemnity accrued in the year, Euro 1,000 thousand as agent termination indemnity.

The Group is a defendant in various other legal and fiscal lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Group’s consolidated financial position or results of operations.

37.	Employee benefits

The following table shows the different categories of employee benefits of the Group.

		At December 31,
Category of benefit	Type of benefit	2020	2019
Italian leaving indemnities (TFR)	Post-employment benefit	11,596	12,292
Severance pay	Post-employment benefit	15,706	15,387
Compensation for termination	Post-employment benefit	374	369
Leaving indemnities	Post-employment benefit	367	196
Non-compete agreements	Other long-term employee benefit	359	419
Gratuity payment	Post-employment benefit	316	271
Retention bonus	Post-employment benefit	249	54
Retention plans	Other long-term employee benefit	194	1,545
Long term incentive plan	Other long-term employee benefit	131	4,435
Previous pension plans	Post-employment benefit	25	25
Termination benefits	Post employment benefit	22	10
Anniversary	Other long-term employee benefit	8	5

Total		29,347	35,008

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Italian leaving indemnities relate to the Italian employee severance indemnity (TFR) obligation required under Italian Law. Severance pay primarily relates to leaving indemnities in Spain and China.

The following table shows changes in employee defined benefit liabilities.

(Euro thousands)	2020	2019
Employee benefits at January 1,	35,008	36,163
Changes through statement of profit and loss	(459)	(942)
- of which: Service cost	2,335	1,560
- of which: Financial charges	256	180
- of which: Release of provisions	(3,050)	(2,682)
Changes through statement of comprehensive income	(930)	490
- of which: Actuarial (gain) loss	(523)	513
- of which: Translation differences	(407)	(23)
Benefit paid	(3,614)	(1,716)
Change in scope of consolidation and reclassifications to assets held for sale	(658)	1,013

Employee benefits at December 31,	29,347	35,008

The following table summarizes the main financial assumptions used in determining the present value of employee severance indemnities.

	At December 31, 2020			At December 31, 2019
	Italy	Spain	China	Italy	Spain	China
Discount rate	-0.204% / 0.246%	-0.440 / 0.283%	3.05%	0.076% / 0.6%	0.226% / 0.744%	3.144% / 3.197%
Inflation rate	1.50%	0.80%	4.41%	1.50%	0.80%	4.41%
Salary increase rate	0.5% / 2.3%	0.80%	4.41%	0.5% / 2.3%	0.80%	4.41%

As regards the demographic assumptions used in determining defined benefit liabilities of the Group’s Italian companies, the figure used as a benchmark for the mortality rate is that for the Italian population recorded by ISTAT in 2019, 2018 and 2017 broken down by age and gender. As for the demographic assumptions used in measuring the defined benefit liabilities of the Group’s non-Italian companies, the figure used as a benchmark for the mortality rate is the standard one for each local population, broken down by age and gender, while for the staff turnover rate annual frequencies have been calculated based on the individual companies’ data.

Here below is reported a quantitative sensitivity analysis for the main assumptions concerning the main employee benefit obligations and service costs.

	At December 31, 2020				At December 31, 2019
	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
(Euro thousands)	Employee benefits		Service cost		Employee benefits		Service cost
Discount rate	(793)	850	(75)	79	(725)	777	(51)	55
Inflation rate	630	(598)	46	(43)	581	(554)	55	(52)
Turn-over rate	570	(1)	61	(109)	993	(1,644)	171	(306)

The average duration of the benefit obligations for the Italian leaving indemnities at the end of the reporting period is 9.2 years (2019: 8.7 years), for the China severance pay is 6.2 years (2019: 8.4 years) and for the Spain severance pay is 6.6 years (2019: 7.3 years).

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38.	Trade payables and customer advances

The following table provides a breakdown for trade payables and customer advances:

	At December 31,
(Euro thousands)	2020	2019
Trade payables	150,257	190,397
Customer advances	38,085	35,201
Total trade payables including customer advances	188,342	225,598

39.	Other current liabilities

The following table provides a breakdown for other current liabilities:

	At December 31,
(Euro thousands)	2020	2019
Due to employees	26,134	39,493
VAT and other taxes	19,993	29,589
Accrued expenses	19,739	32,439
Social security institutions	9,147	9,462
Deferred income	1,624	1,624

Total other current liabilities	76,637	112,607

Amounts due to employees primarily include deferred compensation, accrued and untaken leave and related contributions. Accrued expenses principally include payroll accruals and rental expenses.

40.	Related party transactions

Pursuant to IAS 24—Related Party Disclosures, the related parties of the Group are all entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. In addition, members of the Board of Directors and executives with strategic responsibilities and their families are also considered related parties. The following tables summarize remuneration of directors, key executives with strategic responsibilities:

	Key Management Personnel
	Compensation					Outstanding balance
(Euro thousands)	Short-term employee benefits (1)	Post- employment benefits	Share-based payments (2)	Dividends	Purchase of investments (3)	Employee benefits	Other non current financial liabilities	Other current liabilities
2020	9,414	736	(9,975)	1,116	—	538	198,046	991
2019	11,790	956	1,016	1,465	1,762	526	214,389	1,193
2018	10,010	905	108	1,348	15,897	789	207,071	2,429

(1)	includes corporate bodies fees, consultancy fees and personnel compensation
(2)	refers to a cash-settled share based payments granted to the CEO
(3)	relates to the acquisition of Thom Browne

During 2012 Zegna entered into an arrangement with DDS & Associates, represented by Mr. Domenico De Sole, in order for Mr. Domenico De Sole to provide consultancy services to the Group on a worldwide basis. The agreement stipulated that Mr. De Sole would be a member of the board of directors of the Company and would receive a yearly compensation of USD 400,000, later on reduced to USD 300,000 (the amount was then paid each year as consultancy fee (USD 252,000) and board membership fee (USD 48,000)).

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As part of the arrangement, Mr. De Sole was also granted a “virtual options” incentive program tied to the EBITDA improvement of the Zegna Group, under which the Group would pay, upon exercise, an amount corresponding to 0.4% of the difference between the initial (2004) reference EBITDA multiplied by 8.5 and the amount obtained by applying the same formula to the Zegna Group EBITDA of the fiscal year ended prior to the exercise of the virtual options (the “Option Price”). Whole or part of the “virtual options” could be exercised.

At one stage, it was agreed that the amount payable to DDS & Ass. was subject to a collar consisting of a floor equal to the higher of Euro 6 million or CHF 7,431,000 and a ceiling equal to the higher of Euro 10 million or CHF 12,362,000 and that the ceiling would not apply in case the Company goes public. In that case the “virtual options” not already exercised would become options to acquire Company shares at the Option Price and the floor and ceiling would not apply.

Management has considered that this instrument was not in the scope of IFRS 2 because a specified multiple of EBITDA would not necessarily reflect the fair value of the shares; historical earnings is only one of the factors used to determine the fair value of shares of an entity. The conditions of the arrangement may entitle the beneficiary to receive either cash or equity, but the choice as to which option occurs is outside the control of both the beneficiary and the entity. Consequently, the arrangement is accounted for in accordance with the expected form of settlement. If the expectation changes, the accounting will be trued-up to where it would have been if the revised form of settlement had always been expected.

In accordance with the sale and purchase agreement regarding the Thom Browne Group signed on August 25, 2018, the Company acquired 267.8 shares from Mr. Domenico De Sole. The price of these shares was paid to Thom Browne Inc., which then transferred it to Mr. Domenico De Sole, in two tranches amounting, respectively, to Euro 15,897 thousand in 2018 and Euro 1,762 thousand in 2019.

Transactions with related parties

The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

Transactions carried out by the Group with these related parties are of commercial and financial nature and, in particular, these transactions relate to:

•	the purchase of industrial services, in particular of fabrics’ finishing, from Finissaggio Ferraris;

•	the purchase of raw materials, in particular of wool, from Gruppo Schneider;

•	the purchase of industrial services from Pettinatura di Verrone;

•	transactions with PKB Bank AG relating to an interest-bearing loan amounting to Euro 5,000 thousand expiring in March 2022.

•

support to Fondazione Zegna activities, which is a charity characterized by a lean organization structure and a deep commitment to voluntary work on the part of the Zegna family and Group employees. Fondazione Zegna supports and funds projects in cooperation with non-profit organizations operating in various fields and different parts of the world.

•

transactions with Tom Ford International LLC (“Tom Ford”) related to (i) a licensing agreement for the production and worldwide distribution of luxury men’s ready to wear and made to measure clothing, footwear and accessories under the Tom Ford label, (ii) financial assets related to loans drawn down by Tom Ford between 2016 and 2020, and (iii) financial guarantees provided to Tom Ford in relation to its payment obligations under a bank loan for an amount of $7,500 thousand issued to Tom Ford in 2020 and maturing in March 2025.

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The following tables summarize transactions and balances with related parties for 2020, 2019 and 2018.

2020 (Euro thousands)	Revenues	Costs (1) (2)	Personnel costs	Financial income / (expenses)	Trade receivables	Other financial assets	Financial liabilities (3)	Other liabilities (4)
Tom Ford International LLC	25,088	7,673	—	471	23,453	1,198		136
Gruppo Schneider	217	6,683	—	—	18	—	—	323
PKB bank AG	—	1	—	(44)	—	—	5,000	—
Finissaggio Ferraris	13	245	—	—	2	—	—	50
Fondazione Zegna	—	200	—	—	—	—	—	—
Achill Station Pty Ltd.	—	—	—	—	—	94	—	—
Pelletteria Tizeta S.r.l.	4	2	—	—	—	—	—	—
Pettinatura di Verrone	—	4	—	—	—	—	—	1
Other related parties connected to directors and shareholders	—	33	860	—	—	—	2,146	61

Total	25,322	14,841	860	427	23,473	1,292	7,146	571

Total for Zegna Group	1,014,733	537,495	282,659	34,352	138,829	399,426	779,690	294,326

(1)	Costs with Tom Ford International LLC include royalties amounting to Euro 4,095 thousand
(2)	Includes cost for raw materials and consumables, purchased, outsourced and other costs
(3)	Includes non-current borrowings and other non-current financial liabilities
(4)	Includes trade payables and customer advances, employee benefits and other current liabilities

2019 (Euro thousands)	Revenues	Costs (1) (2)	Personnel costs	Financial income / (expenses)	Trade receivables	Other financial assets	Financial liabilities (3)	Other liabilities (4)
Tom Ford International LLC	29,499	8,958	—	1,847	18,392	41,225	—	150
Gruppo Schneider	10	9,815	—	—	10	—	—	1,104
PKB bank AG	—	—	—	(44)	—	—	5,000	—
Finissaggio Ferraris	11	345	—	—	16	—	—	119
Fondazione Zegna	—	999	—	—	—	—	—	—
Achill Station Pty Ltd.	—	—	—	—	—	94	—	—
Pettinatura di Verrone	—	20	—	—	—	—	—	19
Pelletteria Tizeta S.r.l.	4	2	—	—	—	—	—	—
Other related parties connected to directors and shareholders	—	39	1,014	—	—	—	2,146	220

Total	29,524	20,178	1,014	1,803	18,418	41,319	7,146	1,612

Total for Zegna Group	1,321,327	681,498	331,944	22,061	178,222	530,148	751,241	373,213

(1)	Costs with Tom Ford International LLC include royalties amounting to Euro 4,721 thousand
(2)	Includes cost for raw materials and consumables, purchased, outsourced and other costs
(3)	Includes non-current borrowings and other non-current financial liabilities
(4)	Includes trade payables and customer advances, employee benefits and other current liabilities

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2018 (Euro thousands)	Revenues	Costs (1) (2)	Personnel costs	Financial income / (expenses)	Trade receivables	Other financial assets	Financial liabilities (3)	Other liabilities (4)
Tom Ford International LLC	26,745	7,523	—	1,757	15,683	39,432	—	153
Gruppo Schneider	6	9,659	—	—	6	—	—	1,625
PKB bank AG	—	—	—	(42)	—	—	5,000	—
Pettinatura di Verrone	—	36	—	—	—	—	—	17
Finissaggio Ferraris	27	499	—	—	16	—	—	150
Fondazione Zegna	—	940	—	—	—	—	—	—
Other related parties connected to directors and shareholders	—	33	925	—	—	—	2,295	17

Total	26,778	18,690	925	1,715	15,705	39,432	7,295	1,962

Total for Zegna Group	1,182,563	576,001	320,662	23,220	161,708	161,708	827,706	265,129

(1)	Costs with Tom Ford International LLC include royalties amounting to Euro 3,769 thousand
(2)	Includes cost for raw materials and consumables, purchased, outsourced and other costs
(3)	Includes non-current borrowings and other non-current financial liabilities
(4)	Includes trade payables and customer advances, employee benefits and other current liabilities

41.	Notes to consolidated cash flow statement

Operating activities

Other non-cash expenses/(income), net for all years includes post-employment defined-benefit plans and for 2020 only includes the effects of rent concessions received as a result of the COVID-19 pandemic. The change in other operating assets and liabilities primarily relates to indirect taxes, accrued income and expenses, and deferred charges.

Investing activities

Business combinations, net of cash acquired relates to the net cash outflows of acquisitions made by the Group. Please refer to Note 5—Business Combinations for further details.

42.	Subsequent events

The Group has evaluated subsequent events through August 24, 2021 which is the date the Consolidated Financial Statements were authorized for issuance, and identified the following events, all of which are non-adjusting as defined in IAS 10:

•	On January 14, 2021, the Company sold 70% of its equity stake in Agnona S.r.l. to a related party and as a result Agnona was deconsolidated from the beginning of the year.

•

On February 23, 2021, the Group’s subsidiary Italco, which primarily manages a production plant in Spain, reached an agreement with its workers to initiate a collective dismissal procedure. No decisions have been made yet regarding either the definitive cessation of activity after the current year or its continuation with a reduced staff.

•

In May 2021 a project for the disposition of certain real estate properties and other assets was approved by the Board of Directors. During the third quarter of 2021, Zegna intends to complete the disposition of certain of its businesses, through the demerger to its existing shareholders of (i) its real estate business, consisting of the Company’s subsidiary E.Z. Real Estate S.r.l., which directly and indirectly

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holds substantially all of Zegna’s real estate assets, as well as certain properties owned by Lanificio Ermenegildo Zegna e Figli S.p.A., including part of Lanificio Ermenegildo Zegna e Figli S.p.A.’s industrial building located in Valdilana and hydroelectric plants, and (ii) its 10% equity interest in Elah Dufour S.p.A. and certain related contractual rights and obligations. Most of the real estate properties directly or indirectly owned by E.Z. Real Estate S.r.l. are, and will continue to be, leased to Zegna. Following the Demerger, Zegna will continue to pay rent to E.Z. Real Estate S.r.l. or its relevant subsidiaries under the relevant lease agreements. With respect to Lanificio’s industrial building located in Valdilana that will form part of the Demerger, new arrangements will be put in place following the Demerger to ensure the continued use by Zegna of such property. In addition, following the Demerger Zegna will enter into arrangements governing the continuing relationship with Oasi Zegna, which are expected to contemplate the payment of approximately €2 million per year by Zegna for licensing and other services.

•

In May 2021 the Group finalized an agreement for the purchase of a real estate property in London, England (previously 50% owned by the Group) for a total consideration of GBP 36,500 thousand (approximately Euro 42,000 thousand).

•

On June 1, 2021 the Group purchased an additional 5% of Thom Browne for a total consideration of USD 37,400 thousand (Euro 30,653 thousand), following which the Group owns 90% of the Thom Browne group.

•

On June 4, 2021 the Group purchased 60% of the shares of Tessitura Ubertino for consideration of Euro 5,880 thousand. Additional consideration of up to Euro 1,170 thousand is payable (50% in 2021 and 50% in 2022) subject to the results of the company.

•

On June 28, 2021 Adidas filed a lawsuit in the Southern District of New York for, inter alia, trademark infringement, unfair competition, dilution and various state claims, in connection with Thom Browne’s five color grosgrain ribbon and the four bands on sleeves and pants on its sporting goods, sportswear and athletic wear. Adidas claims these designs infringe the three stripe marks of adidas. The Group intends to vigorously defend against the claims.

•	On July 14, 2021 the Group purchased 40% of the shares of Filati Biagioli Modesto for consideration of Euro 282 thousand. The Group has de facto control of the company.

•

On July 15, 2021 a “Senior Executive Agreement” was signed between the CEO of the Company and the Company, and approved by the Board of Directors. Based on such agreement, the cash-settled share-based payment obligation due to the CEO by the Company, which was recorded in the statement of financial position at December 31, 2020 for an amount of Euro 16,120 thousand, was waived by the CEO. The impact of this agreement will be recognized in 2021.

•

On July 28, 2021, the Group purchased an additional 10% interest in Lanificio Ermenegildo Zegna e Figli S.p.A. for a total consideration of Euro 9,600 thousand to be paid by the end of 2021. Following such acquisition, the Group owns 100% of Lanificio Ermenegildo Zegna e Figli S.p.A.

43.	Restatement of previously reported financial statements

The consolidated financial statements at December 31, 2020 and 2019, at January 1, 2019 and for the years ended December 31, 2020, 2019 and 2018 included restatements with respect to classification and adjustments of certain items within the consolidated statement of profit and loss, consolidated statement of financial position and consolidated cash flow statement. The nature and impact of each restatement is described below.

A.

The Company identified misstatements in the purchase price allocation performed in relation to the acquisition of the Thom Browne Group in 2018, related to the fair value of the brand and its useful life and to the fair value of the inventory on hand. The adjustments resulted in an increase of intangible assets of Euro 35,742 thousand, mainly due to the increase in the brand value of Euro 112,055 thousand and a net decrease of goodwill of Euro 82,680 thousand, and an increase of inventories of

FIN-123

Euro 11,494 thousand related to the purchase price allocation adjustment at the acquisition date, November 30, 2018. The change in the useful life of the brand from definite to indefinite reduced amortization expense by Euro 1,930 thousand, Euro 1,930 thousand and Euro 161 thousand for the years ended December 31, 2020, 2019 and 2018, respectively. The increase in inventory resulted in an increase of cost of raw material and consumables of Euro 11,494 thousand for the year ended December 31, 2018. The reversal of the inventory fair value adjustment in purchase accounting amounted to Euro 8,228 thousand and Euro 3,343 thousand in the years ended December 31, 2019 and 2018, respectively (including related exchange rate effects). At December 31, 2020 and 2019 and at January 1, 2019 the adjustment on the brand value resulted in an increase of Euro 112,055 thousand, Euro 123,661 thousand and Euro 118,709 thousand (including related exchange rate effects), respectively and the adjustment on goodwill resulted in a decrease of Euro 77,280 thousand, Euro 84,495 thousand and Euro 82,967 thousand (including related exchange rate effects), respectively. Based on the above, the total effect on intangibles assets amounts to Euro 34,775 thousand, Euro 39,166 thousand and Euro 35,742 thousand at December 31, 2020 and 2019 and at January 1, 2019, respectively.

B.

The Company identified misstatements in the impairment of intangible assets, property, plant and equipment and right-of-use assets of certain CGUs corresponding to DOS stores, which was previously allocated only to property, plant and equipment. As such, the restated impairment loss amounted to Euro 19,725 thousand, Euro 7,980 thousand and Euro 2,352 thousand for the years ended December 31, 2020, 2019 and 2018, respectively, which has been reallocated as follows: an impairment loss of right of use assets for Euro 15,716 thousand, Euro 7,980 thousand and Euro 2,352 thousand for the years ended December 31, 2020, 2019 and 2018, respectively, and an impairment loss of property, plant and equipment for Euro 4,011 thousand, Euro 817 thousand and Euro 3,705 thousand for the years ended December 31, 2020, 2019 and 2018, respectively. In the statement of the financial position, the adjustments resulted in an increase of property, plant and equipment for of Euro 2,832 thousand, Euro 2,698 thousand and Euro 1,459 thousand at December 31, 2020 and 2019 and at January 1, 2019, respectively, and a decrease in value of right-of-use assets of Euro 12,716 thousand, Euro 12,616 thousand and Euro 6,419 thousand at December 31, 2020 and 2019 and at January 1, 2019. The adjustments resulted in a net increase in depreciation, amortization and impairment of assets in the statement of profit and loss of Euro 1,429 thousand and Euro 5,177 thousand for the years ended December 31, 2020 and 2019, respectively, and a net decrease of Euro 3,053 thousand for the year ended December 31, 2018.

C.

The Company identified misstatements in the fair value of the investment held in Elah Dufour S.p.A. and the Elah Dufour Option. The adjustments resulted in an increase of other non-current financial assets of Euro 2,284 thousand, Euro 3,631 thousand and Euro 2,540 thousand at December 31, 2020 and 2019 and at January 1, 2019, respectively, and an increase in derivative financial instruments of Euro 907 thousand, Euro 2,392 thousand and Euro 3,363 thousand at December 31, 2020 and 2019 and at January 1, 2019, respectively. The adjustments resulted in an increase of financial income of Euro 1,485 thousand, Euro 2,059 thousand and Euro 4,966 thousand for the years ended December 31, 2020, 2019 and 2018, respectively, and an increase in financial expenses of Euro 1,344 thousand for the year ended December 31, 2020.

D.

The Company identified misstatements in the classification of hedging costs that were previously recorded in exchange rate gains/(losses). The adjustment resulted in the reclassification to financial income of Euro 348 thousand, Euro 837 thousand and Euro 2,401 thousand and to financial expense of Euro 6,716 thousand, Euro 11,386 thousand and Euro 7,991 thousand for the years ended December 31, 2020, 2019 and 2018, respectively.

E.

The Company identified misstatements in the accounting of foreign exchange gains and losses on written put options that were previously recorded in shareholders’ equity instead of profit or loss in 2019. The adjustment resulted in the recognition of exchange losses of Euro 3,163 thousand for the year ended December 31, 2019.

FIN-124

F.	The Company identified misstatements in the classification of options, resulting in an increase of financial expenses and financial income of Euro 9,975 thousand for the year ended December 31, 2020.

G.

The Company identified misstatements in the presentation of cash and cash equivalents and current borrowings that were offset in the consolidated statement of financial position. The adjustments resulted in an increase of cash and cash equivalents and current borrowings of Euro 15,000 thousand at December 31, 2020. The Company identified misstatements in the classification as cash and cash equivalents and derivative financial instruments and certain securities at January 1, 2019. The reclassifications resulted in a decrease of cash and cash equivalents and derivative financial instruments of Euro 10,589 thousand and Euro 3,320 thousand respectively and an increase in other current financial assets of Euro 13,909 thousand at January 1, 2019.

H.

The Company identified misstatements in the deferred tax liabilities related to the withholding taxes on dividends. The adjustments resulted in an increase in deferred tax liabilities of Euro 6,221 thousand, Euro 5,366 thousand and Euro 4,959 thousand at December 31, 2020 and 2019 and at January 1, 2019, respectively and increase in income taxes of Euro 6,221 thousand, Euro 5,366 thousand and Euro 4,959 thousand for the years ended December 31, 2020, 2019 and 2018, respectively. The withholding taxes on dividends previously recorded in other operating costs of Euro 5,366 thousand, Euro 4,959 thousand and Euro 4,372 thousand at December 31, 2020 and 2019 and at January 1, 2019, respectively, were recorded against retained earnings.

I.

The Company identified misstatements in the contingent consideration of the Gruppo Dondi acquisition. The adjustment resulted in a decrease of other current liabilities and an increase of retained earnings of Euro 1,000 thousand at December 31, 2020. The Company identified that the cash-settled share-based payments liabilities were overstated on January 1, 2018 and were previously released to profit and loss in 2019, resulting in a decrease of other current liabilities of Euro 1,712 thousand against retained earnings, net of tax effect at January 1, 2019 and a reduction of other income and write downs and other provisions of Euro 1,388 thousand and Euro 324 thousand, respectively for the year ended December 31, 2019.

J.

The Company identified misstatements in the classification of indirect tax receivables and tax liabilities that were previously presented as tax receivables and tax liabilities. The reclassifications resulted in a decrease of tax receivables of Euro 43,222 thousand, Euro 61,991 thousand and Euro 60,567 thousand at December 31, 2020 and 2019 and at January 1, 2019, respectively, and tax liabilities of Euro 19,993 thousand, Euro 29,588 thousand and Euro 30,227 thousand at December 31, 2020 and 2019 and at January 1, 2019, respectively, and an increase of other current assets and other current liabilities for the same amounts.

K.	As a consequence of the above adjustments, the Company restated deferred tax assets and liabilities accordingly.

L.

The Company identified misstatements in the classification of the effects of exchange rate changes on cash and cash equivalents that were previously classified in cash flows from operating activities and in cash flows from /(used in) investing activities, amounting to a net exchange loss of Euro 7,761 thousand, a net exchange gain of Euro 1,698 thousand and a net exchange loss of Euro 362 thousand for the years ended December 31, 2020, 2019 and 2018, respectively.

M.

The Company identified misstatements in the classification of the interest paid related to the lease liabilities that were previously classified as cash flows (used in)/from financing activities instead of cash flows from operating activities, amounting to Euro 9,641 thousand, Euro 11,540 thousand and Euro 10,852 thousand for the years ended December 31, 2020, 2019 and 2018, respectively.

N.

The Company identified misstatements in the classification of repayment of the borrowings that were previously classified as cash flows from operating activities instead of cash flows (used in)/from financing activities, amounting to Euro 4,648 thousand and Euro 3,572 thousand for the years ended December 31, 2020 and 2019, respectively.

FIN-125

O.

The Company identified misstatements in the classification of fair value changes of financial assets that were previously classified as cash flows from/(used in) investing activities instead of cash flows from operating activities, amounting to Euro 1,011 thousand and Euro 14,687 thousand for the years ended December 31, 2020 and 2019, respectively.

P.

The Company identified misstatements in the classification of dividends paid to non-controlling interests that were previously classified as cash flows from operating activities instead of cash flows (used in)/from financing activities, amounting to Euro 1,731 thousand for the year ended December 31, 2020.

Q.

The Company identified other misstatements that are not significant in nature, amounting to a total of Euro 3,443 thousand, Euro 1,045 thousand and Euro 217 thousand for the years ended December 31, 2020, 2019 and 2018, respectively.

R.

The Company identified misstatements in the cash outflows related to the acquisition of the Gruppo Dondi in 2019 as it omitted the net cash acquired of Euro 3,572 thousand that was treated as cash flows from operating activities.

S.

The Company identified misstatements in the classification of releases of provisions, government subsidies, gains on disposals of assets and other items that were previously recorded in other income of Euro 17,990 thousand, Euro 20,729 thousand and Euro 24,074 thousand for the years ended December 31, 2020, 2019 and 2018, respectively. The reclassifications resulted in a decrease of i) cost of raw materials and consumables of Euro 319 thousand, Euro 494 thousand and Euro 613 thousand for the years ended December 31, 2020, 2019 and 2018, respectively, ii) purchased, outsourced and other costs of Euro 1,893 thousand, Euro 3,210 thousand and Euro 5,451 thousand for the years ended December 31, 2020, 2019 and 2018, respectively, iii) personnel costs of Euro 4,593 thousand, Euro 6,992 thousand and Euro 838 thousand for the years ended December 31, 2020, 2019 and 2018, respectively, iv) write downs and other provisions of Euro 3,906 thousand, Euro 3,121 thousand and Euro 1,475 thousand for the years ended December 31, 2020, 2019 and 2018, respectively, and v) other operating costs of Euro 7,279 thousand, Euro 5,526 thousand and Euro 15,697 thousand for the years ended December 31, 2020, 2019 and 2018, respectively.

T.

The Company identified misstatements in the classification of i) severance indemnities that were previously recorded in write downs and other provisions of Euro 1,931 thousand for the year ended December 31, 2020, ii) royalties charges that were previously recorded in other operating costs of Euro 5,982 thousand, Euro 4,880 thousand and Euro 4,876 thousand for the years ended December 31, 2020, 2019 and 2018, respectively, iii) travel expenses that were previously recorded in purchased, outsourced and other costs of Euro 5,886 thousand, Euro 17,117 thousand and Euro 14,014 thousand for the years ended December 31, 2020, 2019 and 2018, respectively, iv) bank fees that were previously recorded in purchased, outsourced and other costs of Euro 6,665 thousand, Euro 10,046 thousand and Euro 9,505 thousand for the years ended December 31, 2020, 2019 and 2018, respectively, and v) other misstatements that are not significant in nature, amounting to a total of Euro 1,780 thousand, Euro 2,362 thousand and Euro 1,171 thousand for the years ended December 31, 2020, 2019 and 2018, respectively. The reclassifications resulted in i) an increase in personnel costs of Euro 1,931 thousand for the year ended December 31, 2020, ii) a decrease in purchased, outsourced and other costs of Euro 4,789 thousand, Euro 19,921 thousand and Euro 17,742 thousand for the years ended December 31, 2020, 2019 and 2018, respectively, and iii) an increase in other operating costs of Euro 4,789 thousand, Euro 19,921 thousand and Euro 17,742 thousand for the years ended December 31, 2020, 2019 and 2018, respectively.

U.

The Company identified misstatements in the classification of current provisions for risks and charges that were previously recorded as non-current. The reclassifications resulted in a decrease in non-current provisions for risks and charges and an increase in current provisions for risks and charges of Euro 8,235 thousand, Euro 10,596 thousand and Euro 10,870 thousand at December 31, 2020 and 2019 and

FIN-126

at January 1, 2019, respectively. Additionally, the Company identified misstatements in the classification of a liability relating to long term incentive plans that was previously classified as non-current provisions for risks and charges. The reclassifications resulted in a decrease in non-current provisions for risks and charges and an increase in employee benefits of Euro 131 thousand, Euro 4,435 thousand and Euro 7,469 thousand at December 31, 2020 and 2019 and at January 1, 2019, respectively.

V.

The Company identified misstatements in the classification of leasehold improvements that were previously recorded as intangible assets. The reclassifications resulted in an increase of property, plant and equipment and decrease of intangible assets of Euro 900 thousand, Euro 3,900 thousand and Euro 5,828 thousand at December 31, 2020 and 2019 and at January 1, 2019, respectively.

FIN-127

Consolidated Statement of Financial Position

	At December 31, 2020				At December 31, 2019				At January 1, 2019
(Euro thousands)	As originally reported	Restatement	Ref	As restated	As originally reported	Restatement	Ref	As restated	As originally reported	Restatement	Ref	As restated
Assets
Non-current assets
Intangible assets	353,972	33,875	A-V	387,847	384,716	35,266	A-V	419,982	373,857	29,914	A-V	403,771
Investment property	49,754	—		49,754	55,162	—		55,162	54,717	—		54,717
Property plant and equipment	240,395	3,732	B-V	244,127	269,041	6,598	B-V	275,639	256,515	7,287	B-V	263,802
Right-of-use assets	364,362	(12,716)	B	351,646	471,957	(12,616)	B	459,341	514,480	(6,419)	B	508,061
Investments at equity method	21,360	—		21,360	27,794	—		27,794	29,906	—		29,906
Deferred tax assets	72,211	(310)	K	71,901	59,219	392	K	59,611	68,813	(648)	K	68,165
Other non-current financial assets	46,979	2,284	C	49,263	91,612	3,631	C	95,243	88,182	2,540	C	90,722

Total non-current assets	1,149,033	26,865		1,175,898	1,359,501	33,271		1,392,772	1,386,470	32,674		1,419,144
Current assets
Inventories	321,471	—		321,471	314,591	—		314,591	306,310	8,045	A	314,355
Trade receivables	138,829	—		138,829	178,222	—		178,222	161,708	—		161,708
Derivative financial instruments	11,848	—		11,848	6,468	—		6,468	4,650	(3,320)	G	1,330
Tax receivables	58,833	(43,222)	J	15,611	71,574	(61,991)	J	9,583	67,326	(60,567)	J	6,759
Other current financial assets	350,163	—		350,163	434,905	—		434,905	565,184	13,909	G	579,093
Other current assets	23,496	43,222	J	66,718	30,239	61,991	J	92,230	32,705	60,567	J	93,272
Cash and cash equivalents	302,291	15,000	G	317,291	210,626	—		210,626	228,920	(10,589)	G	218,331

	1,206,931	15,000		1,221,931	1,246,625	—		1,246,625	1,366,803	8,045		1,374,848
Assets held for sale	17,225	—		17,225	—	—		—	—	—		—

Total current assets	1,224,156	15,000		1,239,156	1,246,625	—		1,246,625	1,366,803	8,045		1,374,848
Total assets	2,373,189	41,865		2,415,054	2,606,126	33,271		2,639,397	2,753,273	40,719		2,793,992

FIN-128

	At December 31, 2020				At December 31, 2019				At January 1, 2019
(Euro thousands)	As originally reported	Restatement	Ref	As restated	As originally reported	Restatement	Ref	As restated	As originally reported	Restatement	Ref	As restated
Liabilities and Equity
Share capital	4,300	—		4,300	4,300	—		4,300	4,300	—		4,300
Retained earnings	606,608	286,628		893,236	609,567	334,922		944,489	605,571	330,984		936,555
Other reserves	11,737	(307,509)		(295,772)	93,832	(353,849)		(260,017)	93,442	(343,020)		(249,578)
Equity attributable to shareholders of the parent company	622,645	(20,881)		601,764	707,699	(18,927)		688,772	703,313	(12,036)		691,277
Equity attributable to non-controlling interest	29,890	13,380		43,270	27,705	13,277		40,982	20,006	14,204		34,210

Total equity	652,535	(7,501)		645,034	735,404	(5,650)		729,754	723,319	2,168		725,487
Non-current liabilities
Non-current borrowings	558,722	—		558,722	514,263	—		514,263	619,952	—		619,952
Other non-current financial liabilities	220,968	—		220,968	236,978	—		236,978	207,754	—		207,754
Non-current lease liabilities	314,845	—		314,845	405,637	—		405,637	443,073	—		443,073
Non-current provisions for risks and charges	48,412	(8,456)	U	39,956	49,258	(15,031)	U	34,227	56,196	(18,339)	U	37,857
Employee benefits	29,216	131	U	29,347	30,573	4,435	U	35,008	28,694	7,469	U	36,163
Deferred tax liabilities	36,269	34,459	K-H	70,728	39,623	36,529	K-H	76,152	38,273	36,900	K-H	75,173

Total non-current liabilities	1,208,432	26,134		1,234,566	1,276,332	25,933		1,302,265	1,393,942	26,030		1,419,972
Current liabilities
Current borrowings	91,029	15,000	G	106,029	106,029	—		106,029	142,851	—		142,851
Current lease liabilities	92,842	—		92,842	102,516	—		102,516	105,255	—		105,255
Derivative financial instruments	12,285	907	C	13,192	11,863	2,392	C	14,255	8,683	3,363	C	12,046
Current provisions for risks and charges	—	8,325	U	8,325	—	10,596	U	10,596	—	10,870	U	10,870
Trade payables and customer advances	188,342	—		188,342	225,598	—		225,598	228,966	—		228,966
Tax liabilities	53,355	(19,993)	J	33,362	65,365	(29,588)	J	35,777	61,850	(30,227)	J	31,623
Other current liabilities	57,644	18,993	J - I	76,637	83,019	29,588	J	112,607	88,407	28,515	J - I	116,922

	495,497	23,232		518,729	594,390	12,988		607,378	636,012	12,521		648,533
Liabilities held for sale	16,725	—		16,725	—	—		—	—	—		—

Total current liabilities	512,222	23,232		535,454	594,390	12,988		607,378	636,012	12,521		648,533
Total equity and liabilities	2,373,189	41,865		2,415,054	2,606,126	33,271		2,639,397	2,753,273	40,719		2,793,992

FIN-129

Consolidated Statement of Profit and Loss

	Year ended December 31, 2020				Year ended December 31, 2019				Year ended December 31, 2018
(Euro thousands)	As originally reported	Restatement	Ref	As restated	As originally reported	Restatement	Ref	As restated	As originally reported	Restatement	Ref	As restated
Revenues	1,014,733	—		1,014,733	1,321,327	—		1,321,327	1,182,563	—		1,182,563
Other income	23,363	(17,990)	S	5,373	28,602	(20,729)	I-S	7,873	30,466	(24,074)	S	6,392
Cost of raw materials and consumables	(250,888)	319	S	(250,569)	(302,067)	(7,734)	A-S	(309,801)	(206,392)	(2,730)	A-S	(209,122)
Purchased, outsourced and other costs	(293,608)	6,682	S-T	(286,926)	(394,828)	23,131	S-T	(371,697)	(389,802)	22,923	S-T	(366,879)
Personnel costs	(285,321)	2,662	S-T	(282,659)	(338,936)	6,992	S	(331,944)	(321,500)	838	S	(320,662)
Depreciation, amortization and impairment of assets	(186,431)	501	A-B	(185,930)	(173,821)	(3,247)	A-B	(177,068)	(163,802)	3,214	A-B	(160,588)
Write downs and other provisions	(12,015)	5,837	S-T	(6,178)	(3,814)	2,797	I-S	(1,017)	(750)	1,475	S	725
Other operating costs	(38,255)	7,856	H-S-T	(30,399)	(39,598)	(9,436)	H-S-T	(49,034)	(40,225)	2,597	H-S-T	(37,628)

Operating (Loss)/Profit	(28,422)	5,867		(22,555)	96,865	(8,226)		88,639	90,558	4,243		94,801
Financial income	22,544	11,808	C-D-F	34,352	19,165	2,896	C-D	22,061	15,853	7,367	C-D	23,220
Financial expenses	(30,037)	(18,035)	C-D-F	(48,072)	(26,106)	(11,386)	D	(37,492)	(37,205)	(7,991)	D	(45,196)
Exchange gains/(losses)	7,087	6,368	D	13,455	(9,827)	7,386	D-E	(2,441)	(4,550)	5,590	D	1,040
Result from investments accounted for using the equity method	(4,205)	—		(4,205)	(1,534)	—		(1,534)	(1,056)	—		(1,056)
Impairments of investments accounted for using the equity method	(4,532)	—		(4,532)	—	—		—	(2,900)	—		(2,900)

(Loss)/Profit before taxes	(37,565)	6,008		(31,557)	78,563	(9,330)		69,233	60,700	9,209		69,909
Income taxes	(7,592)	(7,391)	K-H	(14,983)	(41,059)	(2,735)	K-H	(43,794)	(25,022)	(4,373)	K-H	(29,395)

(Loss)/Profit for the year	(45,157)	(1,383)		(46,540)	37,504	(12,065)		25,439	35,678	4,836		40,514
Attributable to:
Shareholders of the parent company	(49,202)	(1,375)		(50,577)	32,893	(11,144)		21,749	32,503	5,211		37,714
Non-controlling interests	4,045	(8)		4,037	4,611	(921)		3,690	3,175	(375)		2,800

FIN-130

Consolidated Cash Flow Statement

	Year ended December 31, 2020
	As originally reported	Restatement
(Euro thousands)		G	L	M	N	O	P	Q	As restated
Net Cash flows from operating activities	70,250	—	8,372	(9,641)	4,648	(1,011)	1,731	(3,443)	70,906
Net Cash flows from/(used in) investing activities	88,729	—	(611)	—	—	1,011	—	3,443	92,572
Net Cash flows (used in)/from financing activities	(67,314)	15,000	—	9,641	(4,648)	—	(1,731)	—	(49,052)
Effects of exchange rate changes on cash and cash equivalents	—	—	(7,761)	—	—	—	—	—	(7,761)

Net increase/(decrease) in cash and cash equivalents	91,665	15,000	—	—	—	—	—	—	106,665

Cash and cash equivalents at the beginning of the year	210,626	—	—	—	—	—	—	—	210,626
Cash and cash equivalents at the end of the year	302,291	15,000	—	—	—	—	—	—	317,291

	Year ended December 31, 2019
	As originally reported	Restatement
(Euro thousands)		G	L	M	N	O	R	Q	As restated
Net Cash flows from operating activities	204,907	—	(3,701)	(11,540)	3,572	(14,687)	(3,572)	(1,045)	174,122
Net Cash flows from/(used in) investing activities	52,219	10,589	2,003	—	—	14,687	3,572	891	83,961
Net Cash flows (used in)/from financing activities	(275,420)	—	—	11,540	(3,572)	—	—	154	(267,486)
Effects of exchange rate changes on cash and cash equivalents	—	—	1,698	—	—	—	—	—	1,698

Net increase/(decrease) in cash and cash equivalents	(18,294)	10,589	—	—	—	—	—	—	(7,705)

Cash and cash equivalents at the beginning of the year	228,920	(10,589)	—	—	—	—	—	—	218,331
Cash and cash equivalents at the end of the year	210,626	—	—	—	—	—	—	—	210,626

	Year ended December 31, 2018
	As originally reported	Restatement
(Euro thousands)		G	L	M				Q	As restated
Net Cash flows from operating activities	203,472	—	362	(10,852)	—	—	—	(217)	192,765
Net Cash flows from/(used in) investing activities	(342,449)	7,769	—	—	—	—	—	134	(334,546)
Net Cash flows (used in)/from financing activities	120,933	—	—	10,852	—	—	—	83	131,868
Effects of exchange rate changes on cash and cash equivalents	—	—	(362)	—	—	—	—	—	(362)

Net increase/(decrease) in cash and cash equivalents	(18,044)	7,769	—	—	—	—	—	—	(10,275)

Cash and cash equivalents at the beginning of the year	246,964	(18,358)	—	—	—	—	—	—	228,606
Cash and cash equivalents at the end of the year	228,920	(10,589)	—	—	—	—	—	—	218,331

FIN-131

Annex A

Execution Version

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

ERMENEGILDO ZEGNA HOLDITALIA S.P.A.,

INVESTINDUSTRIAL ACQUISITION CORP.,

AND

EZ CAYMAN

DATED AS OF JULY 18, 2021

A-i

A-ii

ANNEXES AND EXHIBITS
Annex A	Pre-Closing Restructuring Transactions
Exhibit A	Form of PIPE Subscription Agreement
Exhibit B	Term Sheet for Registration Rights Agreement
Exhibit C	Term Sheet for Lock-Up Agreement
Exhibit D	Term Sheet for Warrant Assumption Agreement and Warrant Agreement Amendment
Exhibit E	Term Sheet for Post-Closing Corporate Governance
Exhibit F	Form of Company Support Agreement
Exhibit G	Form of Sponsor Letter Agreement

A-iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of July 18, 2021, is made by and among Ermenegildo Zegna Holditalia S.p.A., a joint stock company incorporated under Italian law, Investindustrial Acquisition Corp., a Cayman Islands exempted company (“IIAC”), and EZ Cayman, a Cayman Islands exempted company (“Merger Sub”). The Company (defined below), IIAC and the Merger Sub shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, (a) IIAC is a blank check company incorporated as a Cayman Islands exempted company on September 7, 2020 and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, and (b) Merger Sub is, as of the date hereof, a wholly owned Subsidiary of the Company that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;

WHEREAS, pursuant to the Governing Documents of IIAC, IIAC is required to provide an opportunity for its shareholders to have their outstanding IIAC Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the Required IIAC Shareholder Approval;

WHEREAS, (a) the Pre-Closing IIAC Holders that hold IIAC Class A Shares that do not redeem their IIAC Class A Shares for cash pursuant to the IIAC Shareholder Redemption will receive Company Ordinary Shares in respect of such IIAC Class A Shares, and (b) the Pre-Closing IIAC Holders that hold IIAC Class B Shares will receive Company Ordinary Shares in respect of such IIAC Class B Shares, in the case of each of clauses (a) and (b), in connection with the Merger and pursuant to the terms and subject to the conditions set forth herein;

WHEREAS, as of the date of this Agreement, Investindustrial Acquisition Corp. L.P., a limited partnership incorporated in England and Wales (the “Sponsor”), and the Other Class B Shareholders collectively own 10,062,500 IIAC Class B Shares, and the Sponsor owns 6,700,000 IIAC Warrants;

WHEREAS, concurrently with the execution of this Agreement, the Sponsor, the Other Class B Shareholders, IIAC and the Company are entering into the sponsor letter agreement (the “Sponsor Letter Agreement”), pursuant to which the Sponsor and each Other Class B Shareholder has agreed to (a) vote in favor of this Agreement and the Transactions (including the Merger) and (b) waive any adjustment to the conversion ratio set forth in the Governing Documents of IIAC or any other anti-dilution or similar protection with respect to the IIAC Class B Shares (whether resulting from the transactions contemplated by the PIPE Subscription Agreements, the Forward Purchase Agreement or otherwise), in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, in connection with the Transactions, Monterubello and Ermenegildo Zegna are entering into a company support agreement (the “Company Support Agreement”), with IIAC and the Company, pursuant to which such shareholders have agreed to vote in favor of this Agreement and the Transactions (including the Conversion) on the terms and subject to the conditions set forth in the Company Support Agreement;

WHEREAS, on the Closing Date, but prior to the effective time of the Forward Purchase, the Merger, the PIPE Financing, the Capital Distribution and the Share Repurchase, (a) the Company shall implement a cross-border conversion and transfer its legal seat from Italy to The Netherlands and be organized as a Dutch public limited liability company (naamloze vennootschap) in accordance with Section 25, paragraph 3 of Law no. 218/95 and Section 2369, paragraph 5, and Section 2437 of the Italian Civil Code (the “Conversion”), on the terms and subject to the conditions set forth in this Agreement, and (b) in connection with the Conversion, (i) the Company will undergo a share split, or other transaction or share reorganization with a similar effect, in order to ensure that, immediately following the Closing, the Zegna Shareholders will hold 155,400,000 Company

Ordinary Shares and (ii) the articles of association, substantially reflecting the relevant terms set forth in Exhibit E attached hereto (the “Company Articles of Association”), will become the articles of association of the Company;

WHEREAS, prior to the date hereof, IIAC entered into a forward purchase agreement with Strategic Holding Group S.à.r.l., an affiliate of the Sponsor (the “FPA Purchaser”), dated as of November 18, 2020 (as may be amended, supplemented or otherwise modified, including pursuant to Section 6.22, the “Forward Purchase Agreement”), which agreement is proposed to be amended in connection with the Merger such that, as amended, the FPA Purchaser will commit to purchase from IIAC 22,500,000 IIAC Class A Shares for an aggregate purchase price of €184,500,000, subject to adjustment in accordance with the terms of the Forward Purchase Agreement (the “Forward Purchase”), which Forward Purchase shall be consummated on the Closing Date, prior to the Merger, the PIPE Financing, the Capital Distribution and the Share Repurchase, and following the Conversion;

WHEREAS, on the Closing Date, immediately following the Forward Purchase and prior to the PIPE Financing, the Capital Distribution and the Share Repurchase, Merger Sub, pursuant to the Plan of Merger and section 233 of the Cayman Islands Act, will merge with and into IIAC, with IIAC as the surviving company in the merger (the “Merger”) and, after giving effect to the Merger and the related share exchange, IIAC will be a wholly owned Subsidiary of the Company, and each issued and outstanding IIAC Share will be exchanged as of the Effective Time into one Company Ordinary Share, each outstanding public IIAC Warrant will, by its terms, convert into a Company Warrant exercisable for one Company Ordinary Share, and each outstanding private IIAC Warrant will be exchanged for the issuance of a new Company Warrant exercisable for one Company Ordinary Share, in each case, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, each of the Company and IIAC are entering into subscription agreements (collectively, the “PIPE Subscription Agreements”) with certain investors (collectively, the “Investors”) pursuant to which, among other things, the Investors have agreed to subscribe for, and the Company has agreed to issue to the Investors, an aggregate number of Company Ordinary Shares set forth in the PIPE Subscription Agreements in exchange for an aggregate purchase price of $250,000,000 on the Closing Date, on the terms and subject to the conditions set forth therein (such aggregate purchase price, the “PIPE Financing Amount”, and such equity financing hereinafter referred to as the “PIPE Financing”), which PIPE Financing shall be consummated by the Company on the Closing Date, immediately following the Merger and prior to the Capital Distribution and the Share Repurchase;

WHEREAS, on the Closing Date, immediately following the PIPE Financing and prior to the Share Repurchase, IIAC will distribute an amount of cash to the Company by way of a return of capital distribution under Cayman Islands law (the “Capital Distribution”) equal to the Capital Distribution Amount;

WHEREAS, on the Closing Date, immediately following the Capital Distribution, the Company shall repurchase a number of Company Ordinary Shares from Monterubello s.s., an Italian società semplice (“Monterubello”) in exchange for the Cash Consideration (defined below) (the “Share Repurchase”);

WHEREAS, at the Closing, the Company, the Sponsor, Monterubello and Ermenegildo Zegna shall enter into (a) a shareholders agreement, substantially reflecting the relevant terms set forth in Exhibit E attached hereto (the “Shareholders Agreement”), pursuant to which, among other things, the Sponsor, Monterubello and Ermenegildo Zegna will be granted certain governance, director designation and nomination rights, and (b) a registration rights agreement, substantially reflecting the terms set forth in Exhibit B attached hereto (the “Registration Rights Agreement”), pursuant to which the Sponsor, the FPA Purchaser, the Other Class B Shareholders and the Zegna Shareholders will be granted certain registration rights with respect to their respective Equity Securities, in each case, on the terms and subject to the conditions therein;

WHEREAS, at the Closing, the Sponsor, the FPA Purchaser, the Other Class B Shareholders and the Zegna Shareholders will enter into lock-up agreements, substantially reflecting the relevant terms set forth in Exhibit C attached hereto (each a “Lock-Up Agreement”), pursuant to which, among other things, the Sponsor, the FPA

Purchaser, the Other Class B Shareholders and the Zegna Shareholders will agree not to effect any sale or distribution of any Equity Securities of the Company (including the Founder Escrowed Shares) issued pursuant to this Agreement or the PIPE Subscription Agreements and held by any of them during the lock-up period described therein other than pursuant to certain exceptions described therein;

WHEREAS, at the Closing, the Company shall adopt an equity incentive plan (the “Long-Term Incentive Plan”), pursuant to which the Company may grant cash and equity incentive awards and compensation to eligible employees and, at or promptly following the Closing, the Company shall grant an aggregate of 1.5 million Company Ordinary Shares to certain members of management of the Company;

WHEREAS, the board of directors of IIAC (the “IIAC Board”) has (a) approved this Agreement, the Ancillary Documents to which IIAC is or will be a party and the transactions contemplated hereby and thereby (including the Merger) and (b) recommended, among other things, approval of this Agreement and Plan of Merger and the transactions contemplated by this Agreement (including the Merger) by the holders of IIAC Shares entitled to vote thereon;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Conversion and the Merger) and (b) recommended, among other things, the approval of this Agreement and the transactions contemplated by this Agreement (including the Conversion and the Merger) by the holders of Company Ordinary Shares entitled to vote thereon; and

WHEREAS, (a) the board of directors of Merger Sub has approved this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger), and (b) the Company, as the sole shareholder of Merger Sub, has approved this Agreement and the Plan of Merger, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Mergers).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.1    Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto. For the avoidance of doubt, IIAC shall be an Affiliate of the Company following the Closing.

“Aggregate Company Transaction Proceeds” means an amount equal to the sum of (a) the cash proceeds available for release to the Company or any of its Affiliates (including, for the avoidance of doubt, IIAC) from the Trust Account in connection with the Transactions (which amount, for the avoidance of doubt and without duplication, shall be calculated after giving effect to the IIAC Shareholder Redemption (i.e., reduced by the aggregate amount payable with respect to all IIAC Shareholder Redemptions), notwithstanding that such amounts may not have been paid out of the Trust Account at such time), (b) the proceeds from the Forward Purchase and (c) the Aggregate PIPE Proceeds.

“Aggregate PIPE Proceeds” means the cash proceeds to be received by the Company or any of its Affiliates in respect of the PIPE Financing before paying any expenses.

“Ancillary Documents” means the PIPE Subscription Agreements, Shareholders Agreement, Registration Rights Agreement, Lock-Up Agreements, Warrant Agreement Amendment, Warrant Assumption Agreement, FPA Amendment, Company Articles of Association, Company Board Regulations, Terms and Conditions of the Special Voting Shares, Company Support Agreement, Long-Term Incentive Plan, Sponsor Letter Agreement and each other agreement, document, instrument or certificate executed, or contemplated to be executed, in connection with the Transactions.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA); (b) the UK Bribery Act 2010; and (c) any other anti-bribery or anti-corruption Laws or Orders related to combatting bribery, corruption and money laundering.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York, George Town, Cayman Islands, Amsterdam, Netherlands and Milan, Italy are open for the general transaction of business.

“Capital Distribution Amount” means an amount equal to (a) the sum of (i) the cash proceeds available for release to the Company or any of its Affiliates (including, for the avoidance of doubt, IIAC) from the Trust Account in connection with the Transactions (which amount, for the avoidance of doubt and without duplication, shall be calculated after giving effect to the IIAC Shareholder Redemption) and (ii) the proceeds from the Forward Purchase, minus (b) (i) the Transaction Expenses and (ii) any additional amounts to be retained by IIAC as may be agreed in writing by the Company and IIAC each acting in its sole discretion; provided, that IIAC may retain such amounts as may be required as a matter of Cayman Islands law.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the United States Internal Revenue Code of 1986.

“Company” means (a) prior to the consummation of the Conversion, Ermenegildo Zegna Holditalia S.p.A., a joint stock company incorporated under Italian law, with registered office in via Roma 99/100, 13835, Valdilana loc. Trivero, Italy, enrolled with the Companies’ Register of Biella under no. REA 00154990022 and (b) from and after the consummation of the Conversion, the Company, which is anticipated to be renamed as agreed by Ermenegildo Zegna and Monterubello, as organized under the laws of The Netherlands as a Dutch public limited liability company (naamloze vennootschap). Any reference to the Company in this Agreement or any Ancillary Document shall be deemed to refer to clauses (a) or (b), as the context may require.

“Company Acquisition Proposal” means (a) any direct or indirect acquisition (or other business combination), in one or a series of related transactions, (i) of the Equity Securities of the Company, in each case, that, if consummated, would result in a Person acquiring beneficial ownership of 15% or more of any class of outstanding voting Equity Securities of the Company or 15% or more of the outstanding voting Equity Securities of the Company (regardless of class) or (ii) of all or a portion of assets or businesses of the Group Companies which constitute 15% or more of the fair market value of the Group Companies, taken as a whole (in the case of each of clauses (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise), or (b) any direct or indirect acquisition, in one or a series of related transactions, of 15% or more of any class of outstanding voting Equity Securities of the Company or 15% or more of the outstanding voting Equity Securities of the Company (regardless of class) (in the case of each of clauses (a) and (b) other than pursuant to the exercise or conversion of Equity Awards of the Company in accordance with the terms of the underlying agreement). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or any transaction with IIAC shall constitute a Company Acquisition Proposal.

“Company Board Regulations” means the board regulations substantially reflecting the relevant terms set forth in Exhibit E attached hereto.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to IIAC by the Company on the date hereof.

“Company Expenses” means, as of any determination time, the aggregate amount, without duplication, of all fees, expenses, costs, disbursements, commissions or other amounts incurred by or on behalf of any Group Company or Merger Sub or that any Group Company or Merger Sub is obligated to pay, whether or not such amounts are due and payable, in connection with, or as a result of, the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants or other agents or service providers of any Group Company or Merger Sub; (b) fifty percent (50%) of (i) the fees paid to the SEC in connection with filing the Registration Statement / Proxy Statement, and any amendments and supplements thereto with the SEC; (ii) the fees and expenses incurred in relation to the printing and mailing of the Registration Statement / Proxy Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer; (iii) the fees and expenses paid or payable to the Exchange Agent pursuant to the engagement agreement with the Exchange Agent; and (iv) the fees and expenses incurred by IIAC’s transfer agent and a proxy solicitor selected by IIAC with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), in connection with the filing and distribution of the Registration Statement / Proxy Statement and any amendments and supplements thereto with the SEC; and (c) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company or Merger Sub pursuant to this Agreement or any Ancillary Document; provided, however, notwithstanding the foregoing or anything to the contrary herein, the Company Expenses shall not include any IIAC Expenses or any fees, expenses, commissions or other amounts that are expressly contemplated to be allocated to and paid by IIAC pursuant to this Agreement or any Ancillary Document.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a) (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.8(a) (No Company Material Adverse Effect), Section 3.17 (Brokers), Section 4.1 (Organization and Qualification), Section 4.2 (Authority) and Section 4.3 (Capitalization).

“Company IT Systems” means all computer systems, computer Software and hardware, communication systems, servers, network equipment and related documentation, in each case, owned, licensed or leased by a Group Company.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person other than a Group Company that is licensed to any Group Company.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, (a) has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) prevents, materially delays or materially impairs the ability of the Company to consummate the Transactions in accordance with the terms of this Agreement and the Ancillary Documents; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence from or related to (i) general business or economic conditions in or affecting Italy or the United States or any other country, or changes therein, or the global economy generally, including any changes in availability or price of commodities, raw materials or other inputs and energy, (ii) any national or international political, regulatory or social conditions, including the engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, and including any changes in tariffs, quotas or other trade restrictions or barriers, (iii) changes in conditions of the financial, banking, credit, capital or securities markets generally, or changes therein, including changes in interest rates in any country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws or in IFRS, including the repeal thereof, or in the authoritative interpretation thereof, in each case after the date of this Agreement, (v) any change, event, effect or occurrence that is generally applicable to the industries, markets or geographical areas in which any Group Company operates, (vi) the execution or public announcement of this Agreement, the pendency or consummation of the Transactions, or the identity of, or any actions taken by, IIAC, the Sponsor or any of their Affiliates (including any civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings with respect to this Agreement or the Transactions), including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, distributors, licensees, Governmental Entities, or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5 to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the Transactions or the condition set forth in Section 7.2(a) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events, or any escalation of the foregoing or (ix) any actions taken or failed to be taken by any Group Company that are required to be taken by this Agreement or are taken at IIAC’s written request or with IIAC’s consent; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has or would reasonably be likely to have a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“Company Ordinary Share” means (a) prior to the consummation of the Conversion, an ordinary share in the share capital of the Company as contemplated pursuant to the Company’s Governing Documents in effect as of the date hereof (as may be amended or modified pursuant to the terms of this Agreement prior to the consummation of the Conversion) and (b) from and after the Conversion, an ordinary share in the share capital of the Company as contemplated pursuant to the Company Articles of Association.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned, used, held for use or practiced by the Group Companies.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, and filed by or in the name of any Group Company.

“Company Shareholders” means the holders of Company Ordinary Shares as of any determination time.

“Company Warrants” means, from and after the Closing, each warrant to purchase one Company Ordinary Share at a price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement.

“Confidentiality Agreement” means that certain Confidential Disclosure Agreement, dated as of March 3, 2021, by and between the Company and IIAC.

“Consent” means any notice, authorization, qualification, registration, filing, notification, permit, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Contract” or “Contracts” means any agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, policy, guideline, recommendation, action or directive by any Governmental Entity in connection with or in response to COVID-19 or any other outbreak of contagious disease, epidemic or pandemic, including the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. No. 116-136), the Families First Coronavirus Response Act (Pub. L. No. 116-127), Consolidated Appropriations Act, 2021 (Pub. L. 116-260), the Presidential Memorandum on “Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster” dated August 8, 2020 and IRS Notice 2020-65, the Italian Law Decree no. 18/2020 (Decreto Cura Italia), along with all other Laws, Orders, actions and directives issued by the Republic of Italy or any other Governmental Entity in connection with or in response to COVID-19 or any other outbreak of contagious disease, epidemic or pandemic.

“DTC” means the Depository Trust Company.

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not such plan is subject to ERISA) and each other benefit or compensatory plan, program, policy or Contract that any Group Company maintains, sponsors or contributes to, or under or with respect to which any Group Company has any Liability, other than any plan or program sponsored or maintained by a Governmental Entity.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety.

“Equity Award” means, as of any determination time, each option (including virtual options) to purchase Company Ordinary Shares that is outstanding and unexercised or performance share evidencing the right to receive Company Ordinary Shares subject to the achievement of performance conditions and continuing employment.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” means Continental Stock Transfer & Trust Company.

“Excluded Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto that the Group Companies will transfer in connection with the Pre-Closing Restructuring Transactions.

“Expenses Cap” means, (a) with respect to IIAC Expenses, an aggregate amount equal to $50,000,000, and (b) with respect to Company Expenses, an aggregate amount equal to $25,000,000, in each case of clause (a) and (b), excluding value added and other Taxes, if applicable.

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Foreign Benefit Plan” means each Employee Benefit Plan maintained by any of the Group Companies for its current or former employees, officers, directors, consultants or other individual service providers located outside of the United States.

“GAAP” means United States generally accepted accounting principles.

“Governing Documents” means a Person’s (other than an individual) articles of association, certificate or articles of incorporation and by-laws or comparable governing documents.

“Governmental Entity” means any (a) international, national, federal, state, local, municipal or other government (including the European Commission and the other European government bodies), (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, including any arbitral tribunal of competent jurisdiction (public or private).

“Group Company” and “Group Companies” means, collectively, the Company and its Subsidiaries.

“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance or waste or other pollutant that is regulated by, or may give rise to standards of conduct or Liability pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances or radon.

“IFRS” means International Financial Reporting Standards as promulgated by the International Accounting Standards Board as in effect from time to time.

“IIAC Acquisition Proposal” means (a) any direct or indirect acquisition (or other business combination), in one or a series of related transactions under which IIAC or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets, Equity Securities or businesses of any other Persons(s) (in the case of each of clauses (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise), (b) any equity, debt or similar investment in IIAC or any of its controlled Affiliates or (c) any other “Business Combination” as defined in the Prospectus. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute an IIAC Acquisition Proposal.

“IIAC Class A Shares” means IIAC’s Class A ordinary shares.

“IIAC Class B Shares” means IIAC’s Class B ordinary shares.

“IIAC Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by IIAC on the date hereof.

“IIAC Expenses” means, as of any determination time, the aggregate amount, without duplication, of all fees, expenses, costs, disbursements, commissions or other amounts incurred by or on behalf of IIAC or that IIAC is obligated to pay, whether or not such amounts are due and payable, in connection with, or as a result of, the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, placement agents, investment bankers, consultants or other agents or service providers of IIAC; (b) fifty percent (50%) of (i) the fees paid to the SEC in connection with filing the Registration Statement / Proxy Statement, and any amendments and supplements thereto with the SEC; (ii) the fees and expenses incurred in relation to the printing and mailing of the Registration Statement / Proxy Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer; (iii) the fees and expenses paid or payable to the Exchange Agent pursuant to the engagement agreement with the Exchange Agent; and (iv) the fees and expenses incurred by IIAC’s transfer agent and a proxy solicitor selected by IIAC with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), in connection with the filing and distribution of the Registration Statement / Proxy Statement and any amendments and supplements thereto with the SEC; and (c) any other fees, expenses, commissions or other amounts that are expressly allocated to IIAC pursuant to this Agreement or any Ancillary Document; provided, however, notwithstanding the foregoing or anything to the contrary herein, the IIAC Expenses shall not include the Company Expenses or any fees, expenses, commissions or other amounts that are expressly contemplated to be allocated to and paid by the Company or any Company Shareholder pursuant to this Agreement or any Ancillary Document.

“IIAC Financial Statements” means all of the financial statements of IIAC included in the IIAC SEC Reports.

“IIAC Fundamental Representations” means the representations and warranties set forth in Section 5.1 (Organization and Qualification), Section 5.2 (Authority), Section 5.6 (Brokers) and Section 5.7(a) (Capitalization of IIAC).

“IIAC Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to prevent, materially delay or materially impair the ability of IIAC to consummate the Transactions in accordance with the terms of this Agreement and the Ancillary Documents.

“IIAC Shareholder Approval” means, collectively, the Required IIAC Shareholder Approval and the Other IIAC Shareholder Approval.

“IIAC Shareholder Redemption” means the right of the holders of IIAC Class A Shares to redeem all or a portion of their IIAC Class A Shares (in connection with the Transactions or otherwise) as set forth in Governing Documents of IIAC.

“IIAC Shares” means, collectively, the IIAC Class A Shares and the IIAC Class B Shares.

“IIAC Warrants” means each warrant to purchase one IIAC Class A Share at a price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP or IFRS, as applicable, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including without limitation all rights associated with the following – whether unregistered or registered (as applicable) along with relevant applications, including the right to file such applications, registrations and renewals in connection therewith – (a) patents and patent applications, utility models, industrial designs and design patent rights, designs and models, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, slogans, symbols, designs, trade names, service names, brand names, product names, slogans, trade dress rights, logos, Internet domain names, certification marks, symbols, corporate names and other source or business identifiers, assumed names, fictitious names, d/b/a’s and every other form of trade identity and other indicia of origin, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights, neighboring rights, sui generis rights and works of authorship (including Software), database and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) whether patentable or not, trade secrets, know-how, business and technical information being confidential or proprietary, pertaining to the activities carried out by the Group Companies – along with any documentation associated therewith – including without limitation with regard to inventions, technology, works of authorship, materials, data, information, databases and data collections, technical data, Software, designs, business plans, product roadmaps, production processes, formulas, recipes, lab notes, chemical routes or studies, experiments, plans, drawings, discoveries, technical-industrial experience, market research and strategies, commercial information on customers, partners and suppliers, as well as any other information and knowledge related thereto (collectively, “Trade Secrets” and (e) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Investment Company Act” means the Investment Company Act of 1940.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law and fiduciary duties), act, statute, ordinance, treaty, rule, code, regulation, Order or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or unaccrued, liquidated or unliquidated, fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Lien” means any mortgage, pledge, security interest, equitable right, other rights in rem or in personam, in rem obligation, encumbrance, easement, limitation of use, burden, lien (including Tax lien), license or sub-license, charge or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions) or any agreement, arrangement or obligation to create any of the same.

“Multiemployer Plan” has the meaning set forth in Section 3(37) or Section 4001(a)(3) of ERISA.

“NYSE” means the New York Stock Exchange.

“Off-the-Shelf Software” means any Software or other technology that is made generally available on a commercial basis (including technology offered on a SaaS, PaaS or IaaS or similar basis and Software available through retail stores, distribution networks or that is pre-installed as a standard part of hardware) and is licensed to or otherwise made available to any of the Group Companies on a non-exclusive basis under standard terms and conditions.

“Order” means any outstanding writ, order, judgment, injunction, settlement, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Other Class B Shareholders” means Sergio Ermotti, Dante Roscini and Tensie Whelan.

“Other IIAC Shareholder Approval” means the approval, at the IIAC Shareholders Meeting where a quorum is present, in the case of each Transaction Proposal (other than the Business Combination Proposal and the Merger Proposal), by an ordinary resolution in accordance with IIAC’s articles of association requiring the affirmative vote of at least a majority of the votes cast by the holders of the issued IIAC Shares entitled to vote thereon and who attend, in person or by proxy, at the IIAC Shareholders Meeting.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any of the Group Companies; provided, that Owned Real Property shall not include Excluded Real Property.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” means any approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Entity.

“Permitted Liens” means any (a) mechanic’s, materialmen’s, carriers’, warehousemen’s, workers’, landlords’ or repairmen’s liens or other similar common law, statutory or consensual Liens arising or incurred in the ordinary course of business for amounts not yet due and payable or that are being contested in good faith by appropriate proceedings (so long as reserves for such Liens being contested have been provided in conformity with applicable Law and IFRS or GAAP, as applicable), (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings (so long as reserves for such Taxes being contested have been provided in conformity with applicable Law and IFRS or GAAP, as applicable), (c) statutory limitations, conditions and exceptions (including easements, covenants, rights of way, restrictions or other similar charges) apparent in the records of a Governmental Entity maintaining such records, with respect to Owned Real Property, which are not violated by the present use, operation or occupancy of the Owned Real Property subject thereto and which does not and is not reasonably likely to materially impair the present use, operation, value, marketability or occupancy of, or the property and possession rights over, any Owned Real Property or the conduct of the business, (d) covenants, conditions, restrictions, agreements or easements specifically identified in the Financial Statements, (e) Liens in favor of banking or other financial institutions arising as a matter of Law encumbering deposits or other funds maintained with a financial institution and not incurred in connection with the borrowing of money by the Company or any of its Subsidiaries, (f) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws, or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (g) grants by any Group Company of non-exclusive rights in non-material Company Owned Intellectual Property in the ordinary course of business consistent with past practice, (h) Liens resulting from any acts or omissions of, or from facts or circumstances relating to, IIAC or any of its Affiliates, (i) other Liens that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Owned Real Property or other property to which they relate or the conduct of the business and (j) any Liens that will be terminated at or prior to Closing.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Personal Data” means any information that, alone or in combination with other information, identifies, relates to or could be reasonably used to identify (directly or indirectly) a natural person, household, computer or device, including any personally identifiable data (e.g., name, address, phone number, email address, financial account number, payment card data, government issued identifier, and health or medical information).

“Pre-Closing IIAC Holders” means the holders of IIAC Shares at any time prior to the Effective Time, as applicable and as the context requires.

“Privacy Laws” means Laws in any jurisdiction relating to the Processing or protection of Personal Data, including the European Union General Data Protection Regulation 2016/679, the e-Privacy Directive (2002/58/EC), the Italian Data Protection Code under the Legislative Decree 196/2003 as amended by Legislative Decree 101/2018, as well as any applicable provisions, decisions, guidelines and codes of conduct issued by the Italian supervisory authority (Autorità Garante per la protezione dei dati personali) or other supervisory authority of any relevant jurisdiction, as applicable to the Processing of Personal Data carried out by the Group Companies, and, more in general, to privacy matters, including any predecessor, successor or implementing legislation of the foregoing, and any amendments or re-enactments of the foregoing.

“Proceeding” means any lawsuit, litigation, action, audit, examination, opposition, claim, complaint, charge, proceeding, inquiry, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity and operation regarding data (whether electronically or in any other form or medium).

“Public Software” means any Software that contains, includes, incorporates or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including under any terms or conditions that impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such Public Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.

“Real Property Leases” means all leases, sub-leases, tenancies, licenses, concessions, right or grant of use or other agreements, in each case, pursuant to which any Group Company leases, sub-leases, uses or occupies any Leased Real Property (as defined in Section 3.18(b)) or sub-leases any real property.

“Registered Intellectual Property” means all issued Patents, pending applications for registration of Patents, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Registration Statement / Proxy Statement” means a registration statement on Form F-4 relating to the Transactions and the Ancillary Documents and containing a proxy statement of IIAC.

“Representatives” means, with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, officers, employees, members, owners, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required IIAC Shareholder Approval” means the approval, at the IIAC Shareholders Meeting where a quorum is present, (a) in the case of the Business Combination Proposal, by an ordinary resolution in accordance with IIAC’s articles of association requiring the affirmative vote of at least a majority of the votes cast by the holders of the issued IIAC Shares entitled to vote thereon and who attend, whether in person or by proxy, at the IIAC Shareholders Meeting (or any adjournment thereof), and (b) in the case of the Merger Proposal, by a special resolution in accordance with IIAC’s articles of association requiring the affirmative vote of at least two-thirds (2/3) majority of the votes cast by the holders of the issued IIAC Shares entitled to vote thereon and who attend, whether in person or by proxy, at the IIAC Shareholders Meeting (or any adjournment thereof).

“Sanctions and Export Control Laws” means any Law in any part of the world related to (a) import and export controls, including the U.S. Export Administration Regulations, or (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations and Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the IIAC Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in executable code, source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation related to any of the foregoing.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes required to be filed with any Governmental Entity.

“Transactions” means the transactions contemplated by this Agreement, including the Conversion, the Forward Purchase, the Merger, the PIPE Financing, the Capital Distribution and the Share Repurchase.

“Transaction Expenses” means collectively, the Company Expenses and the IIAC Expenses; provided, that the Parties shall use reasonable efforts to not exceed the Expenses Cap.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable foreign, state or local Laws.

“Warrant Agreement” means the Warrant Agreement, dated as of November 23, 2020, between IIAC and the Trustee (as amended).

“Zegna Shareholders” means, collectively, Monterubello, Ermenegildo Zegna and the other shareholders of the Company immediately prior to Closing.

Section 1.2    Certain Defined Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional Financial Statements	Section 6.24
Additional IIAC SEC Reports	Section 5.8
Agreement	Introduction
Business Combination Proposal	Section 6.9
Capital Distribution	Recitals
Cash Consideration	Section 2.1(f)
Cayman Islands Act	Section 2.1(c)(i)
Cayman Registrar	Section 2.1(c)(ii)
Change of Control	Section 2.8(e)(i)
Closing	Section 2.2
Closing Date	Section 2.2
Closing Filing	Section 6.6(b)
Closing Press Release	Section 6.6(b)
Closing Transactions	Section 7.1(a)
Company Articles of Association	Recitals
Company Board	Recitals
Company Long Term Incentive Plan	Section 6.12(a)
Company Related Party	Section 3.19
Company Related Party Transactions	Section 3.19
Company Required Shareholder Approval	Section 3.3
Company Shareholder Approval Deadline	Section 6.10
Company Support Agreement	Recitals
Conversion	Recitals
Converted Warrant	Section 2.4
Copyrights	Definition of “Intellectual Property Rights”
Creator	Section 3.13(d)
D&O Persons	Section 6.16(a)
Designated Material Contracts	Section 6.1(b)(viii)
Document	Section 9.8
Effective Time	Section 2.1(c)(ii)
Escrowed Shares Escrow Account	Section 2.8(b)(i)
Escrowed Shares Escrow Agent	Section 2.8(a)
Escrowed Shares Escrow Agreement	Section 2.8(b)(i)
Financial Statements	Section 3.4(a)
Founder Escrowed Shares	Section 2.8(a)
Founder Group	Section 2.8(e)(ii)
Forward Purchase	Recitals
Forward Purchase Agreement	Recitals
FPA Purchaser	Recitals
FPA Amendment	Section 6.22
IIAC	Introduction
IIAC Board	Recitals
IIAC D&O Tail Policy	Section 6.16(c)
IIAC Related Party	Section 5.11
IIAC Related Party Transactions	Section 5.11
IIAC SEC Reports	Section 5.8
IIAC Shareholders Meeting	Section 6.9
Investors	Recitals

Term	Section
Latest Balance Sheet	Section 3.4(a)
Latest IIAC Balance Sheet	Section 5.15
Leased Real Property	Section 3.18(b)
Listing Application	Section 6.13
Lock-Up Agreement	Recitals
Long-Term Incentive Plan	Recitals
Market Disruption Event	Section 2.8(e)(iii)
Marks	Definition of “Intellectual Property Rights”
Material Contracts	Section 3.7(a)
Material Permits	Section 3.6
Merger	Recitals
Merger Consideration	Section 2.1(c)(vii)
Merger Documents	Section 2.1(c)(ii)
Merger Proposal	Section 6.9
Merger Sub	Introduction
Monterubello	Recitals
Parties	Introduction
Patents	Definition of “Intellectual Property Rights”
PCAOB Company Audited Financial Statements	Section 6.15(a)
PIPE Financing	Recitals
PIPE Financing Amount	Recitals
PIPE Subscription Agreements	Recitals
Plan of Merger	Section 2.1(c)(ii)
Pre-Closing Restructuring Transactions	Section 6.20
Private Converted Warrant	Section 2.4
Pro Rata Basis	Section 2.8(e)(iv)
Prospectus	Section 9.18
Public Converted Warrant	Section 2.4
Public Shareholders	Section 9.18
Registration Rights Agreement	Recitals
Related Proceeding	Section 9.16
Release Notice	Section 2.8(b)(ii)
Required Company Shareholder Approval	Section 6.10
Rules	Section 9.16
Share Repurchase	Recitals
Shareholders Agreement	Recitals
Signing Filing	Section 6.6(b)
Signing Press Release	Section 6.6(b)
Sponsor	Recitals
Sponsor Letter Agreement	Recitals
Surviving Company	Section 2.1(c)(i)
Tax Treaty	Section 3.16(m)
Termination Date	Section 8.1(d)
Terms and Conditions of the Special Voting Shares	Section 6.17(a)
Trade Secrets	Definition of “Intellectual Property Rights”
Trading Day	Section 2.8(e)(v)
Transaction Proposals	Section 6.9
Transaction Litigation	Section 6.18
Trust Account	Section 9.18
Trust Account Released Claims	Section 9.18
Trust Agreement	Section 5.10

Term	Section
Trustee	Section 5.10
Volume Weighted Average Share Price	Section 2.8(e)(vi)
Waived 280G Benefits	Section 6.26
Warrant Agreement Amendment	Section 2.4
Warrant Assumption Agreement	Section 2.4

ARTICLE 2

CLOSING TRANSACTIONS

Section 2.1    Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a)    Conversion. On the Closing Date prior to the Effective Time, the Company shall cause the Conversion to occur in accordance with Section 25, paragraph 3 of Law no. 218/95 and Sections 2369, paragraph 5 and 2437 of the Italian Civil Code, European legislation and case law of the Court of Justice of the European Union, by means of the execution of a Dutch notarial deed of cross-border conversion and amendment of the articles of association of the Company. Upon execution of this deed, the Company shall make all filings required to be made with the Dutch Trade Register (Handelsregister) and the Italian competent Companies’ Register. In connection with the Conversion, the Company shall undergo a share split, or any other transaction or share reorganization with a similar effect, including a repurchase of outstanding shares or transfer of treasury shares to existing Zegna Shareholders, in order to ensure that, immediately following the Closing (for the avoidance of doubt including the Share Repurchase), the Zegna Shareholders will hold 155,400,000 Company Ordinary Shares, and as part of the Conversion, the Company shall cause (i) the Company Articles of Association to become the articles of association of the Company and (ii) the Company to be renamed as agreed by Ermenegildo Zegna and Monterubello. The Company shall cause the Conversion to be prepared and consummated in accordance with applicable Law, European legislation and case law of the Court of Justice of the European Union. The Company and its Representatives shall give IIAC and its pertinent Representatives a reasonable opportunity to review any applicable documents, certificates or filings in connection with the Conversion and will consider in good faith any comments thereto.

(b)    Forward Purchase. Following the Conversion on the Closing Date, the FPA Purchaser (or its permitted assignee) shall purchase from IIAC, and IIAC shall issue to the FPA Purchaser, 22,500,000 IIAC Class A Ordinary Shares for an aggregate purchase price of €184,500,000, subject to adjustment in accordance with the terms of the Forward Purchase Agreement.

(c)    The Merger.

(i)    Immediately following the consummation of the Forward Purchase pursuant to Section 2.1(b), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Act”), Merger Sub shall merge with and into IIAC at the Effective Time. Following the Effective Time, the separate existence of Merger Sub shall cease and IIAC shall continue as the surviving entity of the Merger (the “Surviving Company”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the Cayman Islands Act.

(ii)    On the Closing Date, IIAC and Merger Sub shall cause a plan of merger (the “Plan of Merger”), in a form reasonably satisfactory to the Company and IIAC (with such modifications, amendments or supplements thereto as may be required to comply with the Cayman Islands Act), along with all other documentation and declarations required under the Cayman Islands Act in connection with such merger, to be duly executed and properly filed with the Cayman Islands Registrar of Companies (the “Cayman Registrar”), in accordance with the relevant provisions of the Cayman Islands Act (together, the “Merger Documents”). The Merger shall become effective on the date and time at which the Merger Documents have been duly filed with the Cayman Registrar or on a subsequent date and time as is agreed by IIAC and the Company and specified in the Merger Documents in accordance with the Cayman Islands Act (the time the Merger becomes effective being referred to herein as the “Effective Time”).

(iii)    The Merger shall have the effects as provided in this Agreement, in the Merger Documents and in the applicable provisions of the Cayman Islands Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, immunities, powers and franchises of each of IIAC and Merger Sub shall vest in the Surviving Company and all debts, liabilities and duties of each of IIAC, and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Company.

(iv)    At the Effective Time, the Governing Documents of IIAC as amended pursuant to the Merger Documents shall be the Governing Documents of the Surviving Company, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(v)    At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Company, each to hold office in accordance with the Governing Documents of Surviving Company until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(vi)    At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share in the capital of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one ordinary share in the share capital of the Surviving Company.

(vii)    At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each IIAC Share (other than such shares cancelled pursuant to Section 2.1(c)(ix)) issued and outstanding as of immediately prior to the Effective Time shall remain outstanding as one ordinary share of the Surviving Company that is held in the accounts of the Exchange Agent, solely for the benefit of the Pre-Closing IIAC Holders, for further contribution immediately following the Effective Time as provided in Section 2.1(c)(viii) (the “Merger Consideration”). From and after the Effective Time, the holder(s) of certificates, if any, evidencing ownership of the IIAC Shares or IIAC Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or under applicable Law.

(viii)    Immediately following the Effective Time, and in accordance with the provisions of Section 2:94b of the Dutch Civil Code (Burgerlijk Wetboek), the Exchange Agent, acting solely for the account and benefit of the Pre-Closing IIAC Holders (other than the holders of IIAC Shares to be cancelled in accordance with pursuant to Section 2.1(c)(ix)), shall contribute, for the account and benefit of the Pre-Closing IIAC Holders (other than the holders of IIAC Shares to be cancelled pursuant to Section 2.1(c)(ix)), each of the issued and outstanding ordinary shares of the Surviving Company held in the accounts of the Exchange Agent solely for the benefit of the Pre-Closing IIAC Holders (other than the holders of IIAC Shares to be cancelled pursuant to Section 2.1(c)(ix)) to the Company, as a contribution in kind (inbreng op aandelen anders dan in geld) and, in consideration of this contribution in kind, the Company shall issue (uitgeven) to the Exchange Agent for the account and benefit of the Pre-Closing IIAC Holders (other than the holders of IIAC Shares to be cancelled pursuant to Section 2.1(c)(ix)) one Company Ordinary Share in respect of each ordinary share of the Surviving Company so contributed.

(ix)    At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each IIAC Share held immediately prior to the Effective Time by IIAC as treasury shares shall be cancelled and extinguished, and no consideration shall be paid with respect thereto. Immediately following the Effective Time, the Parties expect that the outstanding Equity Securities of the Company shall be as set forth on Section 2.1(c)(ix) of the Company Disclosure Schedules (subject to adjustment in accordance with Section 2.9).

(d)    PIPE Financing. Immediately following the Effective Time, the Company shall consummate the PIPE Financing pursuant to and in accordance with the terms of the applicable PIPE Subscription Agreements.

(e)    Capital Distribution. Promptly following the consummation of the PIPE Financing pursuant to Section 2.1(d), the Surviving Company shall distribute an amount of cash equal to the Capital Distribution Amount to the Company by way of a return of capital distribution under Cayman Islands law.

(f)    Share Repurchase. Promptly following the Capital Distribution pursuant to Section 2.1(e), the Company shall acquire 54,600,000 Company Ordinary Shares (subject to adjustment in accordance with Section 2.9) from Monterubello in exchange for €455,000,000 (the “Cash Consideration”). Following the Conversion, the Forward Purchase, the Merger, the PIPE Financing, the Capital Distribution and the Share Repurchase, the Parties expect that the outstanding Equity Securities of the Company shall be as set forth on Section 2.1(f) of the Company Disclosure Schedules (subject to adjustment in accordance with Section 2.9).

Section 2.2    Closing. The closing of the Forward Purchase, the closing of the Merger, the closing of the PIPE Financing, the closing of the Capital Distribution and the closing of the Share Repurchase (collectively, the “Closing”) shall take place by conference call and by exchange of signature pages by email or other electronic transmission at 9:00 a.m. Central European Time on (a) a date to be mutually agreed by IIAC and the Company but no later than the fifth (5th) Business Day following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the date upon which the Closing actually occurs is referred to herein as the “Closing Date”) or (b) at such other date and time as IIAC and the Company may mutually agree in writing. All Closing actions will be deemed to be one, single transaction. Accordingly, no action will be deemed to have been taken, no obligation will be deemed to have been performed and no instrument will be deemed to have been exchanged unless and until all other actions will have been taken, all other obligations will have been performed, and all other instruments will have been exchanged as set forth in this Article 2.

Section 2.3    Withholding. The Company and IIAC shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

Section 2.4    IIAC Warrants. As a result of the Merger and without any action of any Party or any other Person (but without limiting the obligations of the Company pursuant to the last sentence of this Section 2.4), (a) each public IIAC Warrant that is outstanding immediately prior to the Effective Time shall automatically cease to represent a right to acquire IIAC Class A Shares and shall automatically represent, immediately following the Effective Time, a right to acquire Company Ordinary Shares (a “Public Converted Warrant”) on the same contractual terms and conditions as were in effect immediately prior to the Effective Time under the terms of the Warrant Agreement and (b) each private IIAC Warrant that is outstanding immediately prior to the Effective Time shall be exchanged, immediately following the Effective Time, for the issuance of a new Company Warrant representing a right to acquire Company Ordinary Shares (a “Private Converted Warrant”; the Private Converted Warrants, together with the Public Converted Warrants, the “Converted Warrants”) on the same contractual terms and conditions of the private IIAC Warrants as were in effect immediately prior to the Effective Time; provided, that each Converted Warrant: (i) shall represent the right to acquire the number of Company Ordinary Shares equal to the number of IIAC Class A Shares subject to each such IIAC Warrant immediately prior to the Effective Time and (ii) shall have an exercise price of $11.50 per whole warrant required to purchase one Company Ordinary Share; and (iii) shall expire on the five (5) year anniversary of the Closing Date. The Company and IIAC shall, as of immediately prior the Effective Time, enter into and adopt the warrant assumption agreement, substantially reflecting the relevant terms set forth in Exhibit D attached hereto (the “Warrant Assumption Agreement”), pursuant to which the Company shall assume all applicable obligations of

IIAC under the Warrant Agreement and take such other action as is necessary to effectuate the conversion of the IIAC Warrants into Company Warrants as contemplated in this Section 2.4 (including, for the avoidance of doubt, amending the Warrant Agreement substantially in accordance with the relevant terms set forth in Exhibit D attached hereto (the “Warrant Agreement Amendment”)).

Section 2.5    Transaction Structure. Each Party shall, if requested by any other Party to implement any reorganization transactions or implement any changes to the structure of the Transactions, consider such reorganization transactions or transaction structure changes in good faith and cooperate with the other Party to the extent it determines in good faith that such reorganization transactions or transaction structure changes are advisable and will not (a) have an adverse impact on such Party or its direct or indirect Subsidiaries or equityholders, (b) alter or change the amount or kind of the consideration to be received or paid by any of its or any of its equityholders in connection with the Transactions, (c) have an adverse effect on the Tax consequences of the Transactions to it or its direct or indirect equityholders or (d) materially impede or delay consummation of the Transactions. Any such changes to the structure of the Transactions that are agreed upon by the Parties shall be set forth in writing in an amendment to this Agreement pursuant to the terms hereof.

Section 2.6    Use of Proceeds. The Parties intend that the proceeds from the Transactions shall be allocated in the manner set forth on Section 2.6 of the Company Disclosure Schedules.

Section 2.7    Payment of Expenses. On the Closing Date following the Closing, IIAC shall pay or cause to be paid by wire transfer of immediately available funds all the Transaction Expenses.

Section 2.8    Escrowed Shares.

(a)    Delivery of the Founder Escrowed Shares. Following the Effective Time and the contribution as provided in Section 2.1(c)(vii) and Section 2.1(c)(viii), the Founder Group shall deliver electronically through DTC, using DTC’s Deposit/Withdrawal At Custodian System to an escrow agent to be designated by the Parties in good faith prior to the Closing (the “Escrowed Shares Escrow Agent”), fifty percent (50%), rounded up to the nearest whole Company Ordinary Share, of the Company Ordinary Shares that shall have been issued to the members of the Founder Group in exchange for their respective IIAC Class B Shares (the “Founder Escrowed Shares”) to be held in escrow in accordance with this Section 2.8. The purpose of the escrow shall be to ensure the delivery of (the part of) the Founder Escrowed Shares in the event of an acquisition by the Company in accordance with this Section 2.8. For the avoidance of doubt, the other fifty percent (50%), rounded down to the nearest whole Company Ordinary Share, of the Company Ordinary Shares that shall have been issued to the members of the Founder Group in exchange for their respective IIAC Class B Shares shall be retained by such members and shall not be held in escrow. The last sentence of Section 2.3 shall apply mutatis mutandis to the selection of the Escrowed Shares Escrow Agent.

(b)    Procedures Applicable to the Escrow of the Founder Escrowed Shares.

(i)    Upon receipt of the Founder Escrowed Shares, the Escrowed Shares Escrow Agent shall place such Founder Escrowed Shares in an escrow account (the “Escrowed Shares Escrow Account”) established pursuant to an escrow agreement, in form and substance reasonably acceptable to the Company, the Escrowed Shares Escrow Agent and the members of the Founder Group, to be entered into at the Closing by the Company, the Escrowed Shares Escrow Agent and the members of the Founder Group (the “Escrowed Shares Escrow Agreement”).

(ii)    Promptly upon the occurrence of any triggering event described in Section 2.8(c) below, or as soon as practicable after the Company becomes aware of the occurrence of such triggering event or receives written notice of a triggering event from any member of the Founder Group, the Company shall prepare and deliver, or cause to be prepared and delivered, in consultation with the Founder Group, a mutually agreeable written notice to the Escrowed Shares Escrow Agent (a “Release Notice”), which Release Notice shall set forth in reasonable detail the triggering event giving rise to the requested release and the specific release instructions with respect thereto (including the number of Founder Escrowed Shares to be released and the identity of the person to whom they should be released). The Company shall negotiate in good faith with the Founder Group to resolve any disputes that may arise between any of them with respect to the determination of the occurrence of a triggering event and the preparation of the applicable Release Notice provided, that the resolution of any such dispute shall ultimately be made by the Company in good faith.

(iii)    The Founder Escrowed Shares that are to be released from the Escrowed Shares Escrow Account and distributed to the Founder Group shall be distributed to each member of the Founder Group on a Pro Rata Basis, where any fractional entitlements are settled among the Founder Group as determined by the Escrowed Shares Escrow Agent.

(iv)    Any dividends or other distributions attributable to the Founder Escrowed Shares (less any applicable Tax or similar charges levied upon or attributable thereto, including Tax levied by the jurisdiction of tax residency of each respective beneficial owner thereof (which such amounts shall be released to or on behalf of the applicable beneficial-owner member of the Founder Group)) shall be held in escrow in the Escrowed Shares Escrow Account by the Escrowed Shares Escrow Agent and released to the applicable member of the Founder Group if and when the corresponding Founder Escrowed Shares are released to such member; provided, that in case of acquisition of any Founder Escrowed Shares by the Company (as described in Section 2.8(b)(vii)), then such amounts (less any applicable Tax or similar charges levied upon or attributable thereto, including Tax levied by the jurisdiction of tax residency of each respective beneficial owner thereof) shall be first contributed by the Founder Group to the Company (either as a capital contribution on such Founder Escrowed Shares or in consideration of the issuance of new Company Ordinary Shares) and immediately thereafter such Founder Escrowed Shares (or new Company Ordinary Shares issued in respect of the aforementioned contribution) shall be so acquired by the Company for no consideration. The Founder Group (or their respective Affiliates) shall be the sole beneficiary(ies) of any escrow account in which the Founder Escrowed Shares and any cash or other property distributed thereon are held, and the Founder Group (or such successors and assigns, as applicable) shall be treated for Tax purposes as the “Tax owners” of each Escrowed Shares Escrow Account and the Founder Escrowed Shares, cash and other properties held therein (and the same shall be stipulated in any related escrow or account control agreement); provided, that the Founder Escrowed Shares and any cash or other property distributed thereon will be subject to the conditions on contribution and acquisition by the Company described herein. Any interest or similar amounts earned in any such Escrowed Shares Escrow Account shall be the exclusive property of the Founder Group as and when such amounts are received and shall not be subject to the conditions on contribution and acquisition by the Company described herein.

(v)    The price triggers for the lapse of the conditions on contribution and acquisition by the Company described herein and consequently the release of Founder Escrowed Shares described in Section 2.8(c) shall be subject to customary adjustments for any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination, exchange of shares, merger or any similar event.

(vi)    All Founder Escrowed Shares shall, upon issuance, be subject to the terms of the Shareholders Agreement, the Registration Rights Agreement and the Lock-Up Agreement, as may be applicable. Except as permitted in accordance with the Escrowed Shares Escrow Agreement, the Founder Group shall not, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, any of the Founder Escrowed Shares, until the earlier of: (1) the date on which the relevant release triggers have been satisfied as described in Section 2.8(c) below and such shares have been released to the members of the Founder Group entitled thereto; (2) a Change of Control; and (3) such date that is seven (7) years from the Closing.

(vii)    For the avoidance of doubt, except as provided by Section 2.8(b)(iv), no additional Company Ordinary Shares will be placed in the Escrowed Shares Escrow Account for release or issuance pursuant to this Section 2.8, and upon release of all of the Founder Escrowed Shares in the Escrowed Shares Escrow Account, the Escrowed Shares Escrow Agreement shall terminate pursuant to its terms and the provisions of this Section 2.8 shall no longer have any force or effect. Notwithstanding the foregoing, any

Founder Escrowed Shares not eligible to be released from the Escrowed Shares Escrow Account in accordance with the terms of Section 2.8(c) after the lapse of the seven (7)-year anniversary of the Closing Date shall thereafter be acquired by the Company for no consideration, and thereafter no member of the Founder Group shall have any rights with respect to such Founder Escrowed Shares.

(c)    Release of the Founder Escrowed Shares. The conditions on contribution and acquisition by the Company described herein shall cease to apply and consequently the Founder Escrowed Shares shall be released and transferred as follows:

(i)    seventy percent (70%), rounded up to the nearest whole number, of the Founder Escrowed Shares shall be released from the Escrowed Shares Escrow Account and transferred to the applicable Founder Group member on a Pro Rata Basis, where any fractional entitlements are settled among the Founder Group as determined by the Escrowed Shares Escrow Agent, in accordance with Section 2.8(b) upon receipt of the applicable Release Notice by the Escrowed Shares Escrow Agent if the Volume Weighted Average Share Price equals or exceeds $12.50 per share for any twenty (20) Trading Days within any consecutive thirty (30) Trading Day period commencing after the Closing (subject to adjustment pursuant to Section 2.8(b)(v));

(ii)    one hundred percent (100%) of the Founder Escrowed Shares that are at that time in the Escrowed Shares Escrow Account shall be released from the Escrowed Shares Escrow Account and transferred to the applicable Founder Group member on a Pro Rata Basis, where any fractional entitlements are settled among the Founder Group as determined by the Escrowed Shares Escrow Agent, in accordance with Section 2.8(b) upon receipt of the applicable Release Notice by the Escrowed Shares Escrow Agent if the Volume Weighted Average Share Price equals or exceeds $15.00 per share for any twenty (20) Trading Days within any consecutive thirty (30) Trading Day period commencing after the Closing (subject to adjustment pursuant to Section 2.8(b)(v)); or

(iii)    one hundred percent (100%) of the Founder Escrowed Shares that are at that time in the Escrowed Shares Escrow Account shall be released from the Escrowed Shares Escrow Account and transferred to the applicable Founder Group member on a Pro Rata Basis, where any fractional entitlements are settled among the Founder Group as determined by the Escrowed Shares Escrow Agent, in accordance with Section 2.8(b) upon receipt of the applicable Release Notice by the Escrowed Shares Escrow Agent if the Company consummates a transaction which results in a Change of Control of the Company or if the Company Ordinary Shares cease to be listed or traded on a U.S. national or regional securities exchange.

(d)    For the avoidance of doubt, if the condition for more than one triggering event is met pursuant to Section 2.8(c), then all of the Founder Escrowed Shares to be released and transferred in connection with each such triggering event shall be released and delivered to the applicable members of the Founder Group in accordance with this Section 2.8.

(e)    Definitions. For purposes of this Section 2.8:

(i)    “Change of Control” means (A) a merger, consolidation, reorganization or similar business combination transaction involving the Company in which the holders of the outstanding equity interests in the Company immediately prior to the consummation of such transaction do not collectively own a majority of the outstanding voting power of the surviving entity immediately upon the consummation of such transaction; (B) a transaction (or series of related transactions) in which a majority of the voting securities of the Company are transferred to any other unaffiliated person, entity or “group;” (C) the sale, in one transaction or series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole; or (D) the date on which a third party (which is not an Affiliate of Monterubello, Ermenegildo Zegna or the Sponsor) beneficially owns (x) at least thirty percent (30%) of the issued and outstanding Company Ordinary Shares and (y) voting securities with voting power in the Company that exceeds that of Monterubello and Ermenegildo Zegna as of such date.

(ii)    “Founder Group” means the Sponsor and the Other Class B Shareholders.

(iii)    “Market Disruption Event” means, with respect to any date, (A) the failure by NYSE or, if the Company Ordinary Shares are not then listed on the NYSE, the principal U.S. national or regional securities exchange on which the Company Ordinary Shares are then listed, or, if the Company Ordinary Shares are not then listed on a U.S. national or regional securities exchange, the principal other market on which the Company Ordinary Shares are then traded, to open for trading during its regular trading session on such date; or (B) the occurrence or existence, for more than two consecutive hours of trading or during the one-half hour period before the close of trading in that market, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in the Company Ordinary Shares or in any options contracts, warrants or futures contracts relating to the Company Ordinary Shares.

(iv)    “Pro Rata Basis” means, with respect to a member of the Founder Group, in accordance with the ratio calculated by dividing (A) the number of Company Ordinary Shares held by such member as of immediately following the Closing, by (B) the aggregate number of Company Ordinary Shares held by all of the members of the Founder Group as of immediately following the Closing.

(v)    “Trading Day” means a day on which (A) there is no Market Disruption Event; and (B) trading in the Company Ordinary Shares generally occurs on the NYSE or, if the Company Ordinary Shares are not then listed on the NYSE, the principal U.S. national or regional securities exchange on which the Company Ordinary Shares are then listed or, if the Company Ordinary Shares are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Company Ordinary Shares are then traded.

(vi)    “Volume Weighted Average Share Price” means, for any Trading Day, the per share volume-weighted average price of Company Ordinary Shares as displayed under the heading “Bloomberg VWAP” on the Company’s page on Bloomberg (or any successor service) in respect of the period from the scheduled open of trading until the schedule close of trading of the primary trading session on such Trading Day (or, if such volume-weighted average price is unavailable, the market value of one (1) Company Ordinary Share on such Trading Day, determined, using a volume-weighted average price method, by a nationally recognized independent investment banking firm the Company and the Founder Group mutually select). The Volume Weighted Average Share Price will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

Section 2.9    Equitable Adjustments. If, between the date of this Agreement and the Closing, the IIAC Shares or the Company Ordinary Shares shall have been changed into a different number of shares or a different class, by reason of any share or stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, or if there shall have been any breach by IIAC with respect to its IIAC Shares or rights to acquire IIAC Shares or any breach by the Company with respect to its Company Ordinary Shares or rights to acquire Company Ordinary Shares, then any number, value (including Dollar or Euro value) or amount contained herein which is based upon the number of IIAC Shares or Company Ordinary Shares will be appropriately adjusted to provide to the holders of Company Ordinary Shares and the holders of IIAC Shares, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 2.9 shall not (a) be construed to permit the Parties to take any action with respect to their respective securities that is otherwise prohibited by this Agreement or (b) apply to the Conversion (including the split referred to in Section 2.1(a)) or any other transactions expressly contemplated by this Agreement or any Transaction Agreement to the extent consummated in accordance with the terms contemplated by this Agreement or such Transaction Agreement, as applicable (including, for the avoidance of doubt, any transactions expressly contemplated in the Company Disclosure Schedules).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY AND ITS SUBSIDIARIES

Subject to Section 9.8, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to IIAC as follows:

Section 3.1    Organization and Qualification.

(a)    Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have a Company Material Adverse Effect.

(b)    True and complete copies of the Governing Documents of the Company have been made available to IIAC, in each case, as amended and in effect as of the date hereof. The Governing Documents of the Company are in full force and effect, and the Company is not in breach or violation of any provision set forth in its Governing Documents.

(c)    Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have a Company Material Adverse Effect. Without limiting the generality of the foregoing, the Company is not in a state of winding up or liquidation, insolvent, bankrupt or subject to any insolvency or pre-insolvency procedures under applicable Laws, unable to pay its debts as they fall due, or in any of the situations dealt with in Articles 2446 or 2447 of the Italian civil code nor it has proposed nor is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them.

Section 3.2    Capitalization of the Group Companies.

(a)    Except for any changes to the extent permitted by Section 6.1(b) or resulting from the issuance, grant, transfer or disposition of Equity Securities of the Company in accordance with this Agreement, Section 3.2(a) of the Company Disclosure Schedule sets forth (i) a true and complete statement of the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding as of the date hereof and prior to the consummation of the Conversion, (ii) the identity of the Persons that are the record owners thereof and (iii) a list of all Contracts relating to the grant and terms of any Equity Awards of the Company. All of the Equity Securities of the Company have been duly authorized and validly issued and are fully paid and non-assessable. The Equity Securities of the Company (A) were not issued in violation of the Governing Documents of the Company or any other Contract to which the Company is party or bound, (B) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, (C) have been offered, sold and issued in compliance in all material respects with applicable Law, including Securities Laws and (D) are free and clear of all Liens (other than Permitted Liens or pledges to financial institutions to secure bona fide financing arrangements). Except for the Equity Awards set forth on Section 3.2(a) of the Company Disclosure Schedule, the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Company’s Equity Securities.

(b)    Section 3.2(b) of the Company Disclosure Schedule sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the record owners thereof. All of the Equity Securities of each Subsidiary of the Company (x) are duly authorized, validly issued, fully paid and nonassessable, (y) have been issued in compliance in all material respects with applicable Law and (z) are free and clear of any Liens, other than Permitted Liens.

(c)    There are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which holders of Company Ordinary Shares may vote.

(d)    None of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person (other than publicly traded securities held in money market or similar accounts as a passive investment by the Group Companies in the ordinary course of business and consisting of less than five percent (5%) of such Person’s outstanding Equity Securities) or the right to acquire any such Equity Security, and none of the Group Companies is a partner or member of any partnership, limited liability company or joint venture.

Section 3.3    Authority. The Company has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party and (subject to the approval of the relevant terms of this Agreement by the Company extraordinary shareholders’ meeting in accordance with Articles 2368 and 2369 of the Italian Civil Code and any other related formalities and any other shareholder approval, which may be adopted in one more separate resolutions, required pursuant to the Company Articles of Incorporation or applicable Law, including, for the avoidance of doubt, Dutch Law as Dutch Law will apply to the Company after the Conversion (the “Company Required Shareholder Approval”)), to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party, the performance of the Company’s obligations hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized and approved by the Company Board and upon receipt of the Company Required Shareholder Approval, no other corporate action on the part of the Company will be necessary to authorize this Agreement or such Ancillary Documents, the Company’s performance of its obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby. This Agreement and each Ancillary Document to which the Company is contemplated hereby to be a party of the date hereof has been (and each Ancillary Document to which the Company is contemplated hereby to be a party following the execution of this Agreement, will be upon execution thereof), duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or is contemplated to be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with their respective terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 3.4    Financial Statements; Undisclosed Liabilities.

(a)    The Company has made available or otherwise provided to IIAC a true and complete copy of (i) the audited consolidated statements of financial position of the Group Companies (consolidated) as of December 31, 2018, December 31, 2019 and December 31, 2020 (the “Latest Balance Sheet”) and (ii) the audited consolidated statements of profit and cash flows of the Group Companies (consolidated) for the twelve (12) month periods then ended (the “Financial Statements”), which are attached as Section 3.4(a) of the Company Disclosure Schedule and contain an unqualified report of the Company’s auditors. Each of the Financial Statements (including the notes thereto) (A) was prepared in accordance with IFRS and with applicable Law applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (B) fairly present the financial position, results of operations and cash flows of the Group Companies (consolidated) as at the date thereof and for the period indicated therein.

(b)    Except (i) as reflected or reserved against in the Financial Statements or disclosed in the notes thereto, (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet, (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document to which it is or will be a party or the consummation of the transactions contemplated hereby or thereby (including, for the avoidance of doubt, the Company Expenses) or otherwise related to the Transactions, (iv) for executory obligations under Contracts and (v) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any Liabilities.

(c)    The Group Companies have established and maintain systems of internal accounting controls that are designed to provide reasonable assurances regarding the reliability of the financial reporting and the preparation of the Financial Statements in accordance with IFRS and other Laws as applicable to the Group Companies. The Group Companies maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies in compliance, in all material respects, with applicable Laws that accurately reflect, in all material respects, all transactions required to be recorded therein in accordance with such Laws.

(d)    Since January 1, 2018, to the Company’s knowledge, no Group Company has received any written complaint, allegation, assertion or claim that there is (A) a deficiency in the Group Companies’ internal accounting controls that were described in Section 3.4(c) or (B) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal accounting controls of the Group Companies.

Section 3.5    Consents and Requisite Governmental Approvals; No Violations.

(a)    No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated hereby or by the Ancillary Documents, except for (i) any filings with or approvals or clearances from any Governmental Entities that the Parties determine (acting reasonably) are required and advisable to consummate the transactions contemplated hereby or by the Ancillary Documents, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of NYSE to permit the Company Ordinary Shares to be issued in accordance with this Agreement to be listed on the NYSE, (iv) filing of the Merger Documents under the applicable Law of the Cayman Islands, (v) such filings and approvals required in connection with the Conversion, (vi) the Required Company Shareholder Approval, (vii) the approvals and consents to be obtained by Merger Sub pursuant to Section 6.11, or (viii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not reasonably be expected to have a Company Material Adverse Effect.

(b)    Neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated hereby and thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any Group Company Permits, (iii) violate, or constitute breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.6    Permits. Each of the Group Companies has all Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets (including with regard to all health- and safety-related matters) and to conduct its business as currently conducted, except where the failure to hold the same would not reasonably be expected to have a Company Material Adverse Effect. Except as is not and would not reasonably be expected to be material to the Group Companies, taken as a whole, (i) each Material Permit has been legitimately obtained, is valid, in full force and effect in accordance with its terms; (ii) to the knowledge of the Company, no written notice of revocation, cancellation, suspension or termination of any Material Permit has been received by any Group Company; and (iii) to the knowledge of the Company, there are no circumstances that could cause the suspension, annulment, cancellation, revocation, withdrawal, termination or repeal of the Material Permits.

Section 3.7    Material Contracts.

(a)    Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which a Group Company is, as of the date of this Agreement, a party and that are not expired or have not been terminated, excluding any Employee Benefit Plan (collectively, the “Material Contracts”):

(i)    any Contract relating to Indebtedness of any Group Company or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of any Group Company in each case for an amount in excess of €10,000,000, but excluding derivative, hedging, swap, foreign exchange or similar arrangements;

(ii)    any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed €2,000,000;

(iii)    any franchising, consignment or similar agreement under which the aggregate annual payments to or by Group Companies exceed €2,000,000;

(iv)    any license agreement, except for any click-wrap, shrink-wrap and Off-the-Shelf Software licenses, and any other non-exclusive Software licenses that are commercially available on reasonable terms to the public generally, with an annual or one-time royalty, license fee or similar payment in an amount in excess of €2,000,000;

(v)    any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed €2,000,000;

(vi)    any material joint venture, profit-sharing, partnership, research and development or other similar Contract;

(vii)    any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area, (B) contains any material exclusivity, “most favored nation” or similar provisions, obligations or restrictions on the Group Companies or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, in each case, in any material respect;

(viii)    any Contract governing the terms of, or otherwise related to, the employment, engagement or services of the current managers of the Group Companies who report directly to the Company’s Chief Executive Officer;

(ix)    any Contract for the purchase or sale of any business or an amount of stock or assets (whether by merger, sale of stock, sale of assets or otherwise) other than acquisitions or dispositions made in the ordinary course of business, at a purchase price in excess of €5,000,000, or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(x)    any settlement, conciliation or similar Contract (A) the performance of which would, or would be reasonably likely to, involve any payments after the date hereof in an amount in excess of €2,000,000, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on any Group Company in an amount in excess of €2,000,000; and

(xi)    other than any Contracts relating to any Company Related Party Transaction, any other Contract the performance of which requires either (A) annual payments to or from any Group Company in excess of €2,000,000 or (B) aggregate payments to or from any Group Company in excess of €2,000,000 over the life of the agreement and in each case that is not terminable by the applicable Group Company without penalty upon less than ninety (90) days’ prior written notice.

(b)    (i) Each Material Contract is effective, valid and binding on the applicable Group Company and, to the knowledge of the Company, the counterparty thereto, and is in full force and effect and enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, the counterparties thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), (ii) the applicable Group Company and, to the knowledge of the Company, the counterparties thereto are not in material breach of, or default under, any Material Contract and (iii) no event has occurred that (with or without due notice or lapse of time or both) would result in a material breach of, or default under, any Material Contract by the applicable Group Company or, to the Company’s knowledge, the counterparties thereto. The Company has made available or otherwise provided to IIAC true and complete copies or written descriptions of the terms of all Material Contracts in effect as of the date hereof (other than purchase orders, invoices and similar confirmatory or administrative documents that are ancillary to the main contractual relationship between the parties to a particular Contract or group of Contracts and that, in each case, do not contain any material terms, conditions, obligations or rights).

Section 3.8    Absence of Changes. During the period beginning on January 1, 2021 and ending on the date of this Agreement:

(a)    no Company Material Adverse Effect has occurred; and

(b)    except (i) for any COVID-19 Measures and (ii) as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby: (A) the Group Companies have conducted their businesses in the ordinary course in all material respects and (B) the Company has not taken any action that would require the consent of IIAC if taken during the period from the date of this Agreement until the Closing pursuant to Section 6.1(b)(i), Section 6.1(b)(ii), Section 6.1(b)(v), Section 6.1(b)(vi) or Section 6.1(b)(xix) (solely to the extent related to any of the foregoing).

Section 3.9    Litigation. There is (and since January 1, 2018 there has been) no Proceeding pending or, to the Company’s knowledge, threatened against or involving any Group Company or, to the Company’s knowledge, pending or threatened against or involving any Group Company’s managers, officers, directors or employees (in their capacity as such), except for Proceedings that, if adversely decided or resolved, would not or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by a Group Company pending against any other Person.

Section 3.10    Compliance with Applicable Law. Each Group Company (i) conducts (and since January 1, 2018 has conducted) its business in accordance with all Laws and Orders applicable to such Group Company and is not in violation of any such Law or Order and (ii) has not received any written communications or, to the Company’s knowledge, any other communications from a Governmental Entity that alleges that such Group Company is not in compliance with any such Law or Order, except in the case of each of clauses (i) and (ii), as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.11    Employee Plans.

(a)    With respect to each material Employee Benefit Plan, the Group Companies have provided IIAC with true and complete copies of the material documents pursuant to which the plan is maintained, funded and administered, or a written description of the terms thereof.

(b)    Each Employee Benefit Plan has been established, maintained, funded and administered in all material respects in compliance with its terms and applicable Laws. No Group Company has any Liability with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, in each case other than any plan or program sponsored or maintained by a Governmental Entity. No Group Company has any material Liabilities to provide any retiree or post-termination or post-ownership health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full premium cost of coverage. No Group Company has any material Liabilities by reason of at any relevant time being considered a single employer under Section 414 of the Code with any other Person (other than a Group Company).

(c)    Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service. None of the Group Companies has incurred (whether or not assessed) any material penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.

(d)    There are no pending or, to the Company’s knowledge, threatened claims or Proceedings with respect to any Employee Benefit Plan except for claims or Proceedings that would not reasonably be expected to have a Company Material Adverse Effect.

(e)    Neither the execution and delivery of this Agreement nor the consummation of the Transactions could (alone or in combination with any other event(s)) (i) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies,

(iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies or (iv) entitle any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies to any severance pay or any other payment.

(f)    No amount that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” of any of the Group Companies under any Employee Benefit Plan or otherwise as a result of the consummation of the Transactions could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code.

(g)    Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(h)    No member of the Group Companies have any obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999 or Section 409A of the Code or otherwise.

(i)    Each Foreign Benefit Plan that is required to be registered or intended to be tax exempt has been registered (and, where applicable, accepted for registration) and is tax exempt and has been maintained in good standing, to the extent applicable, with each Governmental Entity and in material compliance with the Law and with the collective and individual agreements. All material contributions required to have been made by or on behalf of the Group Companies with respect to plans or arrangements maintained or sponsored a Governmental Entity (including severance, termination indemnities or other similar benefits maintained for employees outside of the U.S.) have been correctly calculated timely made or fully and properly accrued, in material compliance with the Law and with the collective and individual agreements. At all relevant times, all benefit payments under Foreign Benefit Plans have been adjusted regularly and, where applicable, in accordance with contractual or other provisions, and no backlog adjustments must be made for periods up to the Closing Date.

(j)    Notwithstanding any other representation or warranty in this Article 3, the representations and warranties contained in this Section 3.11 constitute the sole representations and warranties of the Group Companies relating to Employee Benefits Plans.

Section 3.12    Environmental Matters.

(a)    None of the Group Companies have received any written communication or, to the Company’s knowledge, other communication from any Governmental Entity or any other Person regarding any actual, alleged or potential violation in any respect of, or a failure to comply in any material respect with, any Environmental Laws.

(b)    There is (and since January 1, 2018 there has been) no Proceeding pending or, to the Company’s knowledge, threatened against or involving any Group Company in respect to any Environmental Laws.

(c)    As of the date of this Agreement, to the Company’s knowledge, no property which has been owned or operated by the Group Companies at any time from January 1, 2018 to the date of this Agreement is contaminated with any Hazardous Substances under circumstances that are reasonably expected to require investigation or remediation by any Group Company.

(d)    Notwithstanding any other representation or warranty in this Article 3, the representations and warranties contained in this Section 3.12 constitute the sole representations and warranties of the Group Companies relating to Environmental Law.

Section 3.13    Intellectual Property.

(a)    Section 3.13(a) of the Company Disclosure Schedules sets forth an accurate and complete list of all (i) currently issued or pending Marks of the Group Companies (specifying for each item (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable), and (ii) third-party Marks licensed to the Group Companies, in each case, as of the date hereof.

(b)    As of the date of this Agreement, to the knowledge of the Company, all necessary fees and filings with respect to any Company Registered Intellectual Property have been timely and duly submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such Company Registered Intellectual Property in full force and effect. As of the date of this Agreement, to the knowledge of the Company, no issuance or registration obtained and no application filed by the Group Companies for any Company Registered Intellectual Property has been cancelled, abandoned, allowed to lapse or not renewed, except for those in respect of which such Group Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. As of the date of this Agreement, to the knowledge of the Company, there are no Proceedings, including litigations, interference, re-examination, reissue, opposition, nullity or cancellation proceedings pending, that relate to any of the Company Registered Intellectual Property and no such Proceedings are threatened by any Governmental Entity or any other Person, in each case that would reasonably be expected to have a Company Material Adverse Effect.

(c)    Each Group Company exclusively owns all right, title and interest in and to all Company Owned Intellectual Property, free and clear of all Liens or obligations to others (other than Permitted Liens). No Group Company has transferred ownership of, or granted any exclusive license with respect to, any Company Owned Intellectual Property to any other Person. The applicable Group Company has valid and enforceable rights under all of its Contracts for Company Licensed Intellectual Property to use, sell, license and otherwise exploit, as the case may be, all Company Licensed Intellectual Property licensed pursuant to such Contracts as the same is currently used, sold, licensed and otherwise exploited by such Group Company, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. The Company Owned Intellectual Property and the Company Licensed Intellectual Property constitute all of the intellectual property used or held for use by the Group Companies in the operation of their respective businesses, and all intellectual property necessary and sufficient to enable the Group Companies to conduct their respective businesses as currently conducted in all material respects. The Company Registered Intellectual Property and the Company Licensed Intellectual Property, is valid, subsisting and, to the knowledge of the Company, enforceable, and all of the Group Companies’ rights in and to the Company Registered Intellectual Property, all other Company Owned Intellectual Property and, to the knowledge of the Company, the Company Licensed Intellectual Property, are valid and enforceable, in each case except for any failure that would not reasonably be expected to have a Company Material Adverse Effect.

(d)    Each Group Company’s current and former employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any Company Owned Intellectual Property since January 1, 2018 (each such person, a “Creator”) have agreed to maintain and protect Trade Secrets and confidential information of all Group Companies. Each Group Company’s current and former employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company Owned Intellectual Property have irrevocably assigned or have agreed to a present irrevocable assignment to such Group Company all Intellectual Property Rights authored, invented, created, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with such Group Company, other than such Intellectual Property Rights that cannot be assigned under applicable Law. There are no current and former employees, consultants, advisors, independent contractors or Persons that could claim any rights whatsoever, including as to title-ownership or economic claims, in relation to such Intellectual Property Rights or to the performance of any related activity, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(e)    Each Group Company has not disclosed the Trade Secrets owned by or pertaining to each Group Company unless such disclosure was under an appropriate contractual, fiduciary or professional non-disclosure obligations, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. There has been no violation or unauthorized access to or disclosure of any Trade Secrets of or in the possession of each Group Company, or of any written obligations with respect to such, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(f)    None of the Company Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any material manner the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Owned Intellectual Property.

(g)    To the knowledge of the Company, neither the conduct of the business of the Group Companies nor any of the Group Company products offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Group Companies nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Group Company product infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any Intellectual Property Rights of any other Person, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(h)    Since January 1, 2018, there is no material Proceeding pending nor has any Group Company received any written communications or, to the Company’s knowledge, any other communications (i) alleging that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (iii) inviting any Group Company to take a license under any Patent or consider the applicability of any Patents to any products or services of the Group Companies or to the conduct of the business of the Group Companies, in each case except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(i)    Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, (i) to the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating any Company Owned Intellectual Property in any material respect, and (ii) since January 1, 2018, no Group Company has made any written claim that is still pending against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property in any material respect.

(j)    Each Group Company has obtained, possesses and is in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that it owns or leases or that is otherwise used by such Group Company or its employees in connection with the Group Company business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as whole.

(k)    Notwithstanding any other representation or warranty in this Article 3, the representations and warranties contained in this Section 3.13 constitute the sole representations and warranties of the Group Companies relating to intellectual property matters.

Section 3.14    Labor Matters.

(a)    Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, since January 1, 2018, (i) none of the Group Companies (A) has or has had any material Liability for any arrears of wages or other compensation for services (including salaries, direct and indirect and deferred salary items, supplementary monthly salaries, wage premiums, commissions, fees or bonuses) other than the payment of wages in arrears in the ordinary course of business, or any penalty, fines, interest or other sums for failure to pay or delinquency in paying such compensation, and (B) has or has had any Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, State-funded wage integration (including due to COVID-19), social security, social insurances or other benefits or obligations for any employees of or any other individual engaged by any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice and regularly and timely made); (ii) the Group Companies have withheld all amounts required by applicable Law or by rules set by the applicable national or company level collective agreements or by internal regulations, or by individual agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies; and (iii) the Group Companies have been in material compliance with all applicable Laws respecting labor, employment and employment practices.

(b)    The employees have been properly classified and enrolled pursuant to the applicable Laws, rules set by the applicable national or company level collective agreements and individual agreements according to their duties, tasks and responsibilities as provided for in their employment contracts or performed on a de facto basis and according to the limited duration or the employment, where applicable, and no employee is entitled to be reclassified in a different employment level and, as a result, be entitled to a higher salary/indemnity or any other benefits, in each case except as would not reasonably be expected to have a Company Material Adverse Effect. No individual other than the employees may validly claim for the status of employee.

(c)    Section 3.14(c) of the Company Disclosure Schedules sets forth each material labor agreement, union contract or collective bargaining agreement to which any Group Company is a party or by which any Group Company is bound as of the date hereof. Since January 1, 2018, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting any Group Company. To the Company’s knowledge, since January 1, 2018, there have been no labor organizing activities with respect to any employees of any Group Company. The Group Companies have effectively issued all the internal regulations, by-laws and policies required by the applicable Laws and the rules set by the applicable national or company level collective agreements and, at all times, have been in material compliance with all applicable Laws, rules set by the applicable national or company level collective agreements, individual agreements, internal regulations, by-laws and policies and terms and conditions of individual work agreements (including employment and self-employment), including any provisions relating to wages, variable remuneration, working hours, length of notice of termination, non-competition covenant, mandatory placement of disabled employees, fixed-term employment agreements, apprentice agreements, supply of manpower (somministrazione), health and safety at the workplace, social security contributions, contributions due to funds provided by the rules set by the applicable national or company level collective agreements, in each case except as would not reasonably be expected to have a Company Material Adverse Effect.

(d)    Each employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force or furlough carried out by the Group Companies since January 1, 2020 has been implemented in compliance with all applicable Laws, in each case except as would not reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, the Group Companies have been materially compliant with any regulation issued by any competent authority in relation to COVID-19 and have not otherwise experienced any material employment-related liability with respect to or arising out of COVID-19 or any Law, Order or directive by any Governmental Entity in connection with or in response to COVID-19.

(e)    There are no pending nor, to the Company’s knowledge, threatened labor-related or employment or social security litigation or proceedings of any kind whatsoever related to or involving the Group Companies on one side, and any individual currently or formerly engaged directly or indirectly under any labor law-related agreement (including employment, directorship, self-employment or service contracts) or any labor-related entity or institute (including State social security entity) on the other side, whether before any labor or ordinary courts or before administrative or other courts or before administrative bodies including labor inspectorates, health and safety and sanitary inspectorates and social insurance institutions, nor any Group Companies has experienced any inspections carried out by any competent authorities which detected material breaches of any applicable Laws, collective agreements or individual agreements (including in relation to health and safety at the workplace, injury at the workplace, professional illnesses and services agreements) and social security regulation, in each case except as would not reasonably be expected to have a Company Material Adverse Effect.

(f)    None of the Group Companies is required to make any material payment to any Governmental Entity in connection with any collective dismissal or redundancy procedure or unfair dismissal, which have all been carried out in compliance with the Law. None of the Group Companies is required to reinstate any employee or individual engaged by the Group Companies in its former conditions of work or remuneration.

(g)    Each of the Group Companies has paid, or has made specific provisions for the payment of, the severance payment of all employees and all labor-related liabilities of the same relating to benefits and other accrued outstanding payments and indemnities of any kind.

(h)    To the knowledge of the Company, no current or former employee or independent contractor of any Group Company is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation owed to any Group Company, in each case except as would not reasonably be expected to have a Company Material Adverse Effect.

(i)    As of the date hereof, to the knowledge of the Company, neither the Company’s Chief Executive Officer nor any current employee of any Group Company who reports directly to the Company’s Chief Executive Officer has provided written notice to the Company of an intention to terminate his or her employment prior to the one (1) year anniversary of the Closing.

(j)    None of the Group Companies reasonably expects any material Liability with respect to any allegations of sexual harassment, or other discrimination, retaliation or policy violation and, to the knowledge of the Company, there are no allegations relating to officers, directors, employees, contractors or agents or any individual engaged by the Group Companies, that would reasonably be expected to bring the Group Companies into disrepute or would result in material damages to the Group Companies.

(k)    Notwithstanding any other representation or warranty in this Article 3, the representations and warranties contained in this Section 3.14 constitute the sole representations and warranties of the Group Companies relating to labor matters.

Section 3.15    Insurance. Each Group Company is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the applicable Group Company believes to be prudent and customary in the businesses in which such Group Company is engaged.

Section 3.16    Tax Matters. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole:

(a)    Since the date of its respective incorporation or formation, as applicable, each Group Company has acted in compliance with any applicable Laws and Orders relating to Tax and is duly registered for Taxes wherever necessary.

(b)    Each Group Company has duly prepared and timely filed all Tax Returns required to have been filed by it, all such Tax Returns are true and complete and prepared in compliance with all applicable Laws and Orders, and each Group Company has completely and timely paid to the appropriate Tax Authority all Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return. All Taxes which are not yet due and payable, but which relate to periods ending on or before the Closing Date have been adequately provided for in all material respects in the books and records of each Group Company.

(c)    Each Group Company has deducted, withheld or collected all amounts required to be respectively deducted, withheld or collected by it for or on account of Taxes including all amounts required to be deducted, withheld or collected in respect of amounts deemed to be paid respectively by it, and has duly, completely and timely remitted all such amounts to the appropriate Tax Authority when required by Law to do so.

(d)    Each Group Company has not been served with any written notice of assessment or other written notices concerning the payment of Taxes which remains unresolved, and there are no audits, examinations, investigations, claims, disputes, litigations or other proceedings pending or threatened in writing with respect to any Taxes or Tax Return of the Company in any jurisdiction.

(e)    No Group Company has consented to extend or waive the time in which any Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(f)    No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.

(g)    No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state or local income Tax Law).

(h)    There are no Liens for Taxes on any assets of the Group Companies other than Permitted Liens.

(i)    During the two (2)-year period ending on the date of this Agreement, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(j)    No Group Company (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a Group Company or any of its current Affiliates) or (ii) has any Liability for the Taxes of any Person (other than a Group Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract the principal purpose of which does not relate to Taxes).

(k)    No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(l)    No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes).

(m)    The Company is not tax resident anywhere other than in its jurisdiction of incorporation, save that, following the Conversion the Company will be a Tax resident of the Netherlands on the basis of article 2, paragraph 4 of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969) and of Italy on the basis of article 73, paragraph 3 of the Italian Income Tax Code (DPR n.917/1986), and that the Company intends to be treated as exclusively Tax resident of Italy, for which it will need to rely on article 4, paragraph 3 of the Convention between the Kingdom of the Netherlands and the Republic of Italy for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the “Tax Treaty”) on the basis that its “place of effective management” is situated in Italy, it being understood that (x) the Company’s eligibility to the benefits of the Tax Treaty will depend on it not being considered to have executed the Transactions for the principal purpose or one of the principal purposes of obtaining the benefits of the Tax Treaty, having regard to all relevant facts and circumstances and (y) it cannot be excluded that the Netherlands Tax Authority will claim that the Company is exclusively Tax resident of the Netherlands, in the event of which the Company shall use its best efforts to resolve any dual Tax residency issue, for instance by seeking access to dispute resolution mechanisms under the EU Arbitration Directive or the Tax Treaty.

(n)    Notwithstanding any other representation or warranty in this Article 3, the representations and warranties contained in this Section 3.16 constitute the sole representations and warranties of the Group Companies relating to Tax matters.

Section 3.17    Brokers. Except as disclosed on Section 3.17 of the Company Disclosure Schedules and the fees of any broker, finder, investment banker or similar Person pursuant to any Contract entered into after the date hereof that is either expressly permitted pursuant to Section 6.1(b) or entered into in accordance with Section 6.1(b) (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 9.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation.

Section 3.18    Real and Personal Property.

(a)    Owned Real Property. Section 3.18(a) of the Company Disclosure Schedules sets forth a true and complete list of all Owned Real Property. With respect to each Owned Real Property: (i) the applicable Group Company party thereto has full, good and marketable ownership title (such as indefeasible fee simple title or similar full title under applicable Law) to such Owned Real Property, free and clear of all liens and encumbrances, except Permitted Liens; (ii) the applicable Group Company party thereto has not leased or otherwise granted to any Person (other than a Group Company) the right to use or occupy such Owned Real Property or any portion thereof; and (iii) other than the right of IIAC pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. No Group Company is a party to any agreement or option to purchase any real property or interest therein. There are no rights, events or circumstances which (with or without taking other action) would entitle any third party, other than the Group Company, to exercise a right of entry to, or take possession of, all or any part of any Owned Real Property, or which would, in any other way, affect or restrict the exclusive continued physical possession, free enjoyment or use of any Owned Real Property.

(b)    Leased Real Property. Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list of all real property leased, subleased, licensed, conceded or similarly used or occupied by any of the Group Companies (the “Leased Real Property”). Each Real Property Lease: (i) is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, (ii) is fully and unconditionally enforceable in accordance with its terms against such Group Company and each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity) and (iii) relates to a Leased Real Property used by the applicable Group Company party thereto in the performance and conduct of their respective businesses. There are no rights, events or circumstances which (with or without taking other action) would entitle any third party, other than the Group Company, to exercise a right of entry to, or take possession of, all or any part of any Leased Real Property, or which would, in any other way, affect or restrict the exclusive continued physical possession, free enjoyment or use of any Leased Real Property, other than as provided in the relevant Real Property Lease or under applicable Law. There is no breach or default by any Group Company or, to the Company’s knowledge, any third party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a breach or default under any Real Property Lease or would permit termination of, or a material modification or acceleration thereof by, any counterparty to any Real Property Leases, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies. The Group Companies’ possession and quiet enjoyment of the Leased Real Property under any Real Property Lease has not been materially disturbed, and to the Company’s knowledge, there are no disputes, claims or demands, either pending or threatened in writing, with respect to any Real Property Lease, as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies. True and complete copies of all such Real Property Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) under which the aggregate annual rental payments exceed €500,000 have been made available to IIAC. With respect to each of the Real Property Leases: (i) the applicable Group Company has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; and (ii) the applicable Group Company has not collaterally assigned or granted any other security interest in such Real Property Lease or any interest therein.

(c)    Personal Property. Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material tangible assets and properties of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies, except for assets disposed of in the ordinary course of business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies.

Section 3.19    Transactions with Affiliates. Section 3.19 of the Company Disclosure Schedules sets forth any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any family member of the foregoing Persons, or any entity controlled, directly or indirectly, by any of the foregoing Persons (collectively, “Company Related Parties”), that has a written Contract, arrangement, understanding or interest with or in any Group Company (each, a “Company Related Party Transaction”) and a description thereof; provided, that the definition of “Company Related Party Transaction” shall not include (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies, (ii) Contracts with respect to a Person’s status as a holder of Company Ordinary Shares, (iii) customary director and officer indemnification agreements and (iv) Contracts entered into after the date hereof that are either permitted pursuant to Section 6.1(b) or entered into in accordance with Section 6.1(b). As of the date hereof, to the Company’s knowledge, no Company Related Party (A) owns any interest in any material asset or property used in the business of the Group Companies, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, lender, partner, customer, lessor, lessee or other material business relation of any Group Company or (C) owes any material amount to, or is owed a material amount by, any Group Company (other than accrued compensation, employee benefits, employee or director expense reimbursements). All Company Related Party Transactions (i) are valid, binding, in full force and effect, (ii) have been performed in accordance with their terms and no party to such agreements is in breach or default thereunder and (iii) have been concluded on arm’s-length terms and conditions and at market rates.

Section 3.20    Data Privacy and Security.

(a)    There is (and since January 1, 2018 there has been) no material Proceedings pending or, to the Company’s knowledge, threatened against or involving any Group Company initiated by any Person (including (i) the United States Federal Trade Commission, any state attorney general or similar state official; (ii) any other Governmental Entity, foreign or domestic; or (iii) any supervisory authority or other regulatory or self-regulatory entity) alleging that any Processing of Personal Data by or on behalf of a Group Company is or was in violation of any applicable Privacy Laws.

(b)    Since January 1, 2018, (i) there has been no material loss, damage, or to the Company’s knowledge, unauthorized or unlawful access, use or disclosure of Personal Data in the possession or control of any Group Company and any of its contractors with regard to any Personal Data obtained from or on behalf of a Group Company and (ii) to the Company’s knowledge, there have been no material unauthorized intrusions or breaches of security into any Group Company systems, and (iii) none of the Group Companies has notified or been required to notify any Person of any (A) loss, theft or damage of, or (B) other unauthorized or unlawful access to, or use, disclosure or other Processing of, Personal Data.

(c)    Each Group Company owns or has a license or other right to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies. All Company IT Systems are (i) free from any defect, bug, virus or programming, design or documentation error and (ii) in sufficiently good working condition to effectively perform all information technology operations necessary for the operation of the business of the Group Companies (except for ordinary wear and tear), except in the case of each of clauses (i) and (ii), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Since January 1, 2018, there have not been any failures, breakdowns or continued substandard performance of any Company IT Systems that (i) have caused a material failure or disruption of the Company IT Systems other than routine failures or disruptions that have been remediated in the ordinary course of business, and (ii) have not caused any events of the type described in Section 3.20(b) or affected Personal Data or Trade Secrets owned by or pertaining to each Group Company.

Section 3.21    Compliance with International Trade & Anti-Corruption Laws.

(a)    Neither the Group Companies, nor, to the Company’s knowledge, any of their respective officers, directors or employees, agents or any other Persons acting for or on behalf of any of the Group Companies, is or has been, since January 1, 2018, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) an entity located, incorporated, organized or resident in any country or territory which is or has, since January 1, 2018, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria).

(b)     None of the Group Companies, nor, to the Company’s knowledge, any of their respective officers, directors or employees, agents or any other Persons acting for or on behalf of any of the foregoing, has (i) made, offered, promised, paid or received any bribes, kickbacks or other similar unlawful payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

Section 3.22    Investigation; No Other Representations.

(a)    The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of IIAC and (ii) it has been furnished with or given access to such documents and information about IIAC and its business and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)    In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 5 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of IIAC or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 5 and in the Ancillary Documents to which it is or will be a party, neither IIAC nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.23    EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO IIAC OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3 AND THE ANCILLARY DOCUMENTS, NEITHER THE COMPANY NOR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE COMPANY THAT HAVE BEEN MADE AVAILABLE TO IIAC OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE COMPANY BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY IIAC OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 3, ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF THE COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY IIAC OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES RELATING TO MERGER SUB

Subject to Section 9.8, except as set forth in the Company Disclosure Schedules, each of the Company and Merger Sub hereby represents and warrants to IIAC as follows:

Section 4.1    Organization and Qualification. Merger Sub is an exempted company duly incorporated, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of incorporation. The Governing Documents of Merger Sub are in full force and effect, and Merger Sub is not in breach or violation of any provision set forth in its Governing Documents.

Section 4.2    Authority. Merger Sub has the requisite exempted company power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the approvals and consents to be obtained by Merger Sub pursuant to Section 6.11, the execution and delivery of this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or in the case of any Ancillary Documents entered into after the date of this Agreement, will be upon execution thereof) duly authorized and approved by all necessary corporate action on the part of Merger Sub. This Agreement and each Ancillary Document to which Merger Sub is contemplated hereby to be a party as of the date hereof has been (and each Ancillary Document to which Merger Sub is contemplated hereby to be a party following the execution of this Agreement, will be upon execution thereof) duly and validly executed and delivered by Merger Sub and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of Merger Sub (assuming this Agreement has been and the Ancillary Documents to which Merger Sub is or is contemplated to be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto), enforceable against Merger Sub in accordance with their respective terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 4.3    Capitalization. The Equity Securities of Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract. All of the outstanding Equity Securities of Merger Sub are owned directly by the Company, free and clear of all Liens (other than transfer restrictions under applicable Securities Law). As of the date hereof, Merger Sub has no Subsidiaries and does not own, directly or indirectly, any Equity Securities in any Person.

Section 4.4    Consents and Requisite Governmental Approvals; No Violations.

(a)    No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of Merger Sub with respect to Merger Sub’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated hereby or by the Ancillary Documents, except for (i) any filings with or approvals or clearances from any Governmental Entities that the Parties determine (acting reasonably) are required and advisable to consummate the Transactions, (ii) filing of the Merger Documents under the applicable law of the Cayman Islands, (iii) the approvals and consents to be obtained by Merger Sub pursuant to Section 6.11, or (iv) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.

(b)    Neither the execution, delivery or performance by Merger Sub of this Agreement nor the Ancillary Documents to which it is or will be a party nor the consummation of the transactions contemplated hereby and thereby will, directly or indirectly (with or without due notice or lapse of time or both), (i) result in any breach of any provision of Merger Sub’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of, any Contract to which Merger Sub is a party, (iii) violate, or constitute breach under, any Order or applicable Law to which Merger Sub or any of their respective properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens), except, in the case of any of clauses (ii) through (iv) above, as would not have a Company Material Adverse Effect.

Section 4.5    Business Activities. Merger Sub was organized solely for the purpose of entering into this Agreement and the Ancillary Documents, and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its organization or formation, as applicable, or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.

Section 4.6    Investigation; No Other Representations.

(a)    Merger Sub, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of IIAC and (ii) it has been furnished with or given access to such documents and information about IIAC and its businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)    In entering into this Agreement and the Ancillary Documents to which it is a party, Merger Sub has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 5 and in the Ancillary Documents to which it is a party and no other representations or warranties of IIAC or any other Person, either express or implied, and Merger Sub, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 5 and in the Ancillary Documents to which it is a party, neither IIAC nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.7    EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO IIAC OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 AND THE ANCILLARY DOCUMENTS, NEITHER MERGER SUB NOR ANY OTHER PERSON MAKES, AND MERGER SUB EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF MERGER SUB THAT HAVE BEEN MADE AVAILABLE TO IIAC OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF MERGER SUB BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY IIAC OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3, THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF MERGER SUB ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF MERGER SUB, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY IIAC OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES RELATING TO IIAC

(a) Subject to Section 9.8, except as set forth on the IIAC Disclosure Schedules, or (b) except as set forth in any IIAC SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), IIAC represents and warrants to the Company and Merger Sub as follows:

Section 5.1    Organization and Qualification. IIAC is an exempted company duly incorporated, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of incorporation. IIAC has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have an IIAC Material Adverse Effect. The Governing Documents of IIAC are in full force and effect, and IIAC is not in breach or violation of any provision set forth in its Governing Documents.

Section 5.2    Authority. IIAC has the requisite exempted company power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which IIAC is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Ancillary Documents to which IIAC is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the IIAC Board and upon receipt of the Required IIAC Shareholder Approval, no other corporate or equivalent action or proceeds on the part of IIAC is necessary to authorize this Agreement or such Ancillary Documents or the performance of IIAC’s obligations hereunder or thereunder. This Agreement and each Ancillary Document to which IIAC is contemplated hereby to be a party as of the date hereof has been (and each Ancillary Document to which IIAC is contemplated hereby to be a party following the execution of this Agreement, will be upon execution thereof) duly and validly executed and delivered by IIAC and constitutes or will constitute, upon execution thereof, a valid, legal and binding agreement of IIAC (assuming this Agreement has been and the Ancillary Documents to which IIAC is or is contemplated to be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto), enforceable against IIAC in accordance with their respective terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 5.3    Consents and Requisite Government Approvals; No Violations.

(a)    No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of IIAC with respect to IIAC’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated hereby or by the Ancillary Documents, except for (i) any filings with or approvals or clearances from any Governmental Entities that the Parties determine (acting reasonably) are required and advisable to consummate the transactions contemplated hereby or by the Ancillary Documents, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of the NYSE to permit Company Ordinary Shares to be issued in accordance with this Agreement to be listed on the NYSE, (iv) filing of the Merger Documents under the applicable law of the Cayman Islands, (v) the Required IIAC Shareholder Approval or (vi) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have an IIAC Material Adverse Effect.

(b)    Neither the execution, delivery or performance by IIAC of this Agreement nor the Ancillary Documents to which IIAC is or will be a party nor the consummation by IIAC of the transactions contemplated hereby and thereby will (i) result in any breach of any provision of IIAC’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which IIAC is a party or by which IIAC or any of its properties or assets are bound, (iii) violate, or constitute a breach under, any Order or applicable Law to which IIAC or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of IIAC, except in the case of clauses (ii) and (iii) above, as would not have an IIAC Material Adverse Effect.

Section 5.4    Business Activities. Since its date of incorporation, IIAC has not carried on any business or conducted any operations other than (a) related to its initial public offering or directed towards the accomplishment of a business combination and (b) the execution of this Agreement and other Ancillary Documents to which it is or will be a party, the performance of its obligations hereunder and thereunder and matters ancillary thereto.

Section 5.5    Absence of Changes. Since the date of the Latest IIAC Balance Sheet there has been no change, occurrence or development in the financial condition, properties, assets, liabilities, business or results of operations or any other change, occurrence or development which has had, or would, individually or in the aggregate, reasonably be expected to have an IIAC Material Adverse Effect.

Section 5.6    Brokers. Except as disclosed on Section 5.6 of the IIAC Disclosure Schedules and the fees of any broker, finder, investment banker or similar Person pursuant to any Contract entered into after the date hereof that is either expressly permitted pursuant to Section 6.2 or entered into in accordance with Section 6.2 (which fees shall be the sole responsibility of IIAC, except as otherwise provided in Section 9.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of IIAC for which IIAC has any obligation.

Section 5.7    Capitalization of IIAC.

(a)    Section 5.7(a) of the IIAC Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding IIAC Shares and the IIAC Warrants. All outstanding Equity Securities of IIAC (except to the extent such concepts are not applicable under the applicable Law of IIAC’s jurisdiction of incorporation or other applicable Law) have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (i) were offered, sold and issued in compliance in all material respects with applicable Laws, including Securities Laws, (ii) were not issued in violation of the Governing Documents of IIAC, (iii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of IIAC) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person and (iv) in the case of IIAC Class B Shares, are free and clear of all Liens (other than Permitted Liens or pledges to financial institutions to secure bona fide financing arrangements). Except for this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, there are no outstanding (A) equity appreciation, phantom equity, profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require IIAC, and, except as expressly contemplated by this Agreement or the Ancillary Documents, there is no obligation of IIAC, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of IIAC. Except as disclosed in the IIAC SEC Reports, IIAC is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to Equity Securities of IIAC.

(b)    As of the date hereof, IIAC has no Subsidiaries and does not own, directly or indirectly, any Equity Securities in any Person.

Section 5.8    SEC Filings. IIAC has timely filed or furnished all statements, forms, certifications, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since November 23, 2020 (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “IIAC SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional IIAC SEC Reports”). Each of the IIAC SEC Reports, as of their respective dates of filing or being furnished, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional IIAC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the IIAC SEC Reports or the Additional IIAC SEC Reports (for purposes of the Additional IIAC SEC Reports, assuming that all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading). As of their respective dates of filing, the IIAC SEC Reports did not, and the Additional IIAC SEC Reports will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional IIAC SEC Reports, assuming that all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the IIAC SEC Reports. To IIAC’s knowledge, none of the IIAC SEC Reports is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.9    Investment Company Act; JOBS Act. IIAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a person subject to registration and regulation as an “investment company”, in each case, within the meaning of the Investment Company Act. IIAC constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.10    Trust Account. As of the date hereof, IIAC has an amount in cash or cash equivalents in the Trust Account equal to at least $402,500,000. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, that invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Account Agreement, dated November 23, 2020 (the “Trust Agreement”), between IIAC and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the IIAC SEC Reports to be inaccurate or that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) Pre-Closing IIAC Holders who shall have elected to redeem their IIAC Class A Shares pursuant to the Governing Documents of IIAC or (iii) if IIAC fails to complete a business combination within the allotted time period set forth in the

Governing Documents of IIAC and liquidates the Trust Account, subject to the terms of the Trust Agreement, IIAC (in limited amounts to permit IIAC to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of IIAC) and then the Pre-Closing IIAC Holders) or that otherwise relate to the Trust Account or the funds therein. Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of IIAC and the Trust Agreement. IIAC has performed all material obligations required to be performed by it to date under, and is not in breach or default, or delinquent in performance or any other respect (claimed or actual), in connection with the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Proceedings pending, or to IIAC’s knowledge, threatened with respect to the Trust Account. Since November 23, 2020, IIAC has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). As of the date of this Agreement, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, IIAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to IIAC on the Closing Date. Upon the consummation of the Transactions, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes, (B) to the Pre-Closing IIAC Holders who have elected to redeem their IIAC Class A Shares pursuant to the Governing Documents of IIAC and (C) to the Company pursuant to the Capital Distribution in accordance with Section 2.1(e), each in accordance with the terms of and as set forth in the Trust Agreement, IIAC shall have no further obligation under either the Trust Agreement or the Governing Documents of IIAC to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 5.11    Transactions with Affiliates. Section 5.11 of the IIAC Disclosure Schedules sets forth all written and non-written Contracts (each, an “IIAC Related Party Transaction”) between (a) IIAC, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including Sponsor) or Affiliate of either IIAC or Sponsor, on the other hand (the Persons identified in this clause (b), “IIAC Related Parties”); provided, that the definition of “IIAC Related Party Transaction” shall not include (i) Contracts with respect to an IIAC Related Party’s employment with, or the provision of services to, IIAC (including benefit plans, indemnification arrangements and other ordinary course compensation), (ii) Contracts entered into after the date hereof that are either permitted pursuant to Section 6.2 or entered into in accordance with Section 6.2, (iii) Contracts with respect to a Person’s status as a holder of IIAC Shares and (iv) customary director and officer indemnification agreements. As of the date hereof, to IIAC’s knowledge, no IIAC Related Party (A) owns any interest in any material asset used in the business of IIAC, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of IIAC or (C) owes any material amount to, or is owed a material amount by, IIAC (other than employee or director expense reimbursements). All IIAC Related Party Transactions (i) are valid, binding, in full force and effect, (ii) have been performed in accordance with their terms and no party to such agreements is in breach or default thereunder and (iii) have been concluded on arm’s-length terms and conditions and at market rates.

Section 5.12    Litigation. As of the date of this Agreement, there is (and since its incorporation there has been) no Proceeding pending or, to IIAC’s knowledge, threatened against or involving IIAC except as would not, individually or in the aggregate, reasonably be expected to have an IIAC Material Adverse Effect. Neither IIAC nor any of its respective properties or assets is a party to or subject to the provisions of any Order that restricts the manner in which IIAC conducts its business. As of the date of this Agreement, there are no Proceedings by IIAC pending against any other Person.

Section 5.13    Compliance with Applicable Law. Except where the failure to be, or to have been, in compliance with such Laws has not or would not, individually or in the aggregate, reasonably be expected to have an IIAC Material Adverse Effect, the business of IIAC is not, and has not been since its incorporation, conducted in violation of any applicable Laws. To IIAC’s knowledge, IIAC has not received any notice or communication of any material noncompliance with any Laws that has not been cured.

Section 5.14    Internal Controls; Listing; Financial Statements.

(a)    Except as is not required in reliance on exemptions from various reporting requirements by virtue of IIAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) IIAC has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of IIAC’s financial reporting and the preparation of IIAC’s financial statements for external purposes in accordance with GAAP and (ii) IIAC has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to IIAC required be disclosed by IIAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to IIAC’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting IIAC’s principal executive officer and principal financial officer to material information required to be included in IIAC’s periodic reports required under the Exchange Act.

(b)    There are no outstanding loans or other extensions of credit made by IIAC to any executive officer (as defined in rule 3b-7 under the Exchange Act) or director of IIAC. IIAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)    Since November 23, 2020, IIAC has complied in all material respects with all applicable listing and corporate governance rules and regulations of the NYSE. The classes of securities representing issued and outstanding IIAC Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE. There is no Proceeding pending or, to the knowledge of IIAC, threatened against IIAC by the NYSE or the SEC with respect to any intention by such entity to deregister IIAC Class A Shares or prohibit or terminate the listing of IIAC Class A Shares on the NYSE. IIAC has not taken any action that is designed to terminate the registration of IIAC Class A Shares under the Exchange Act.

(d)    The IIAC SEC Reports contain true and complete copies of the applicable IIAC Financial Statements. The IIAC Financial Statements (i) fairly present in all material respects the financial position of IIAC as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods indicated (except, in the case of any audited financial statements, as may be indicated in the notes thereto) and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto, (iii) in the case of the audited IIAC Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e)    IIAC has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for IIAC’s and its Subsidiaries’ assets. IIAC maintains and, for all periods covered by the IIAC Financial Statements, has maintained books and records of IIAC in the ordinary course of business that accurately and fairly reflect the revenues, expenses, assets and liabilities of IIAC in all material respects.

(f)    Neither IIAC (including any employee thereof) nor IIAC’s independent auditors have identified or been made aware of (i) any “significant deficiency” or “material weakness” in the system of internal accounting controls utilized by IIAC, (ii) any fraud, whether or not material, that involves IIAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by IIAC or (iii) any claim or allegation regarding any of the foregoing.

(g)    To IIAC’s knowledge, each director and executive officer of IIAC has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. IIAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

Section 5.15    No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 5.15 of the IIAC Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Document, the performance of its covenants and agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including, for the avoidance of doubt, the IIAC Expenses and any Liabilities arising out of, or related to, any Proceeding related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, including any shareholder demand or other shareholder Proceedings (including derivative claims), (c) set forth on (or in the notes to) the balance sheet of IIAC contained in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the SEC on June 1, 2021 (the “Latest IIAC Balance Sheet”), (d) that have arisen since the date of the Latest IIAC Balance Sheet in the ordinary course of business, (e) that have been discharged or paid in full in the ordinary course of business, as of the date hereof, (f) either permitted to be incurred pursuant to Section 6.2 or incurred in accordance with Section 6.2 or (g) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to IIAC, IIAC has no Liabilities.

Section 5.16    Tax Matters. Except as would not reasonably be expected to be, individually or in the aggregate, material to IIAC:

(a)    Since the date of its incorporation, IIAC has acted in compliance with any applicable Laws and Orders relating to Tax and is duly registered for Taxes wherever necessary.

(b)    IIAC has duly prepared and timely filed all Tax Returns required to have been filed by it, all such Tax Returns are true and complete and prepared in compliance with all applicable Laws and Orders, and IIAC has completely and timely paid to the appropriate Tax Authority all Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return. All Taxes which are not yet due and payable, but which relate to periods ending on or before the Closing Date have been adequately provided for in all material respects in the books and records of IIAC.

(c)    IIAC has deducted, withheld or collected all amounts required to be respectively deducted, withheld or collected by it for or on account of Taxes including all amounts required to be deducted, withheld or collected in respect of amounts deemed to be paid respectively by it, and has duly, completely and timely remitted all such amounts to the appropriate Tax Authority when required by Law to do so.

(d)    IIAC has not been served with any written notice of assessment or other written notice concerning the payment of Taxes which remains unresolved, and there are no audits, examinations, investigations, claims, disputes, litigations or other proceedings pending or threatened in writing with respect to any Taxes or Tax Return of the Company in any jurisdiction.

(e)    IIAC has not consented to extend or waive the time in which any Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(f)    No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to IIAC which agreement or ruling would be effective after the Closing Date.

(g)    IIAC is not and has not been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state or local income Tax Law).

(h)    IIAC is not tax resident anywhere other than in its jurisdiction of incorporation and the United Kingdom.

(i)    There are no Liens for Taxes on any assets of IIAC other than Permitted Liens.

(j)    Since the date of its incorporation, IIAC was not a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(k)    IIAC (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return and (ii) does not have any Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract the principal purpose of which does not relate to Taxes).

(l)    No written claims have ever been made by any Tax Authority in a jurisdiction where IIAC does not file Tax Returns that IIAC is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(m)    IIAC is not a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes).

(n)    Notwithstanding any other representation or warranty in this Article 5, the representations and warranties contained in this Section 5.16 constitute the sole representations and warranties of IIAC relating to Tax matters.

Section 5.17    Investigation; No Other Representations.

(a)    IIAC, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)    In entering into this Agreement and the Ancillary Documents to which it is or will be a party, IIAC has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3, Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company, Merger Sub or any other Person, either express or implied, and IIAC, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3, Article 4 and in the Ancillary Documents to which it is or will be a party, neither the Company, Merger Sub nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 5.18    Compliance with International Trade & Anti-Corruption Laws.

(a)    Neither IIAC, the Sponsor, nor, to IIAC’s knowledge, any of their respective officers, directors or employees, agents, or any other Persons acting for or on behalf of IIAC or the Sponsor, is or has been (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a

Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) an entity located, incorporated, organized or resident in any country or territory which is or has, since January 1, 2018, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria).

(b)    Neither IIAC, the Sponsor, nor, to IIAC’s knowledge, any of their respective officers, directors or employees, agents, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any bribes, kickbacks or other similar unlawful payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Law.

Section 5.19    EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY, MERGER SUB OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 5 AND THE ANCILLARY DOCUMENTS, NEITHER IIAC NOR ANY OTHER PERSON MAKES, AND IIAC EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF IIAC THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY, MERGER SUB OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF IIAC BY OR ON BEHALF OF THE MANAGEMENT OF IIAC OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY, MERGER SUB OR ANY OF THEIR RESPECTIVE REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 5 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF IIAC ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF IIAC, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY, MERGER SUB OR ANY OF THEIR RESPECTIVE REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 6

COVENANTS

Section 6.1    Conduct of Business of the Company.

(a)    From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 6.1(a) of the Company Disclosure Schedules, or as consented to in writing by IIAC (such consent not to be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course consistent with past practice in all material respects, (ii) use commercially reasonable efforts to maintain and preserve intact the current business organization, assets, properties and ongoing businesses of the Company and its Subsidiaries, and maintain the existing relations and goodwill of the Company and its Subsidiaries with customers, suppliers, joint venture partners, and creditors of the Company and its Subsidiaries and (iii) use commercially reasonable efforts to keep available the services of their present officers. Notwithstanding anything to the contrary contained herein, nothing herein shall prevent the Company or any of its Subsidiaries from taking or failing to take any action in anticipation of or response to the actual or anticipated effects on the Company or any of its Subsidiaries of COVID-19 or any other outbreak of contagious disease, epidemic or pandemic or any COVID-19 Measures, including the establishment of any policy, procedure or protocol, and (x) no such actions or failure to take such actions shall be deemed to violate or breach this Agreement in any way, (y) all such actions or failure to take such actions shall be deemed to constitute an action taken in the ordinary course of business, and (z) no such actions or failure to take such actions shall serve as a basis for IIAC to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied; provided that to the extent practicable, prior to taking any such material actions the Company shall use good faith efforts to provide written notice to IIAC and consult with IIAC on such actions or, if not practicable, shall provide written notice reasonably promptly thereafter.

(b)    Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document (including in connection with the implementation of the Pre-Closing Restructuring Transactions), as required by applicable Law or any Governmental Entity, as set forth on Section 6.1(b) of the Company Disclosure Schedules or as consented to in writing by IIAC (such consent, other than in the case of Section 6.1(b)(i), Section 6.1(b)(ii), Section 6.1(b)(v), Section 6.1(b)(vi) or Section 6.1(b)(xix) (solely to the extent related to any of the foregoing), not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(i)    declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase or redeem any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company;

(ii)    (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(iii)    adopt any amendments, supplements, restatements or modifications to the Company’s Governing Documents;

(iv)    (A) sell, assign, abandon, lease, license or otherwise dispose of any material assets or properties of the Group Companies, other than in the ordinary course of business, or (B) subject any material assets or properties of the Group Companies to any Lien (other than any Permitted Liens);

(v)    transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company to any Persons other than Group Companies, other than grants of Company Warrants to be issued to the persons and in the amounts listed on Section 6.1(b)(v) of the Company Disclosure Schedules;

(vi)    split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(vii)    incur, create or assume any Indebtedness other than (A) indebtedness for borrowed money incurred in the ordinary course of business in an aggregate amount not to exceed €20,000,000, (B) indebtedness in replacement of existing indebtedness for borrowed money in equal or lesser amounts and on terms substantially consistent with or more beneficial than the indebtedness being replaced (and which will not contain any change of control or consent requirements triggered by, or impose any fees or penalties in connection with, the consummation of the Transactions), (C) guarantees of indebtedness of wholly owned Subsidiaries of the Company incurred in compliance with this Section 6.1, or (D) interest rate or currency swaps or other derivatives on customary commercial terms consistent with past practice and in compliance with the Company’s or its Subsidiaries’ risk management policies in effect on the date hereof;

(viii)    (A) amend or modify, in either case in a manner materially adverse to the Company, or terminate any Material Contract of the type described in Section 3.7(a)(vi) or Section 3.7(a)(vii) (such types of Material Contracts, collectively, the “Designated Material Contracts”) (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any Designated Material Contract pursuant to its terms or entering into additional work or purchase orders pursuant to, and in accordance with the terms of, any Designated Material Contract), (B) waive any material benefit or right under any Designated Material Contract or (C) enter into any Contract that would constitute a Designated Material Contract;

(ix)    make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between the Company and any of its wholly owned Subsidiaries and (B) the reimbursement of expenses of employees in the ordinary course of business consistent with past practice;

(x)    except as required under the terms of any Employee Benefit Plan, (A) amend or modify or adopt or enter into or terminate any material Employee Benefit Plan or any material benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement, (B) increase or decrease the compensation or benefits payable to any current or former director, manager, officer, employee, independent contractor or other service provider of any Group Company with an annual base salary rate or annual fees in excess of €350,000, (C) take any action to accelerate any material payments (whether individually or in the aggregate), right to payment or benefit, or the funding of any payment or benefit, right to material payments (whether individually or in the aggregate), payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (D) grant, promise or pay any equity or equity-based award, bonus, incentive, severance, retention, change of control or any other similar payment or benefit to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (E) hire, engage, terminate (other than for cause), furlough, or temporarily lay off any employee or independent contractor with an annual base salary rate or annual fees in excess of €350,000, or (F) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company;

(xi)    make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(xii)    enter into any settlement, conciliation or similar Contract, the performance of which would involve the payment by the Group Companies in excess of €2,000,000 in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or IIAC or any of its Affiliates after the Closing);

(xiii)    authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;

(xiv)    change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards or otherwise in connection with the preparation of financial statements for inclusion in the Registration Statement / Proxy Statement;

(xv)    enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement or any Ancillary Document;

(xvi)    (A) (x) enter into or (y) amend or modify in any material respect or, any Company Related Party Transaction except for renewals on substantially the same terms as in force on the date hereof, or (B) waive, release or assign any material rights or claims under any such Company Related Party Transactions;

(xvii)    implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes that could implicate WARN or other such actions that could implicate WARN;

(xviii)    enter into, conduct, engage in or otherwise operate any new line of business, or discontinue or make any material change to the business of the Company; or

(xix)     enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 6.1.

Notwithstanding anything in this Section 6.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give IIAC, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing.

Section 6.2    Conduct of Business of IIAC. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, IIAC shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 6.2 of the IIAC Disclosure Schedules or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), do any of the following:

(a)    adopt any amendments, supplements, restatements or modifications to the Trust Agreement, Warrant Agreement or the Governing Documents of IIAC or any of its Subsidiaries;

(b)    make any other agreement related to the Trust Account or make any distribution of funds held in the Trust Account;

(c)    create or form any Subsidiary;

(d)    acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership or other business organization, or enter into any strategic joint ventures, partnerships or alliances with any other person, or make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person;

(e)    (i) declare, set aside, make or pay a dividend on, or make any other distribution or payment (whether in cash, stock or property) in respect of, its Equity Securities, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any of its outstanding Equity Securities, other than, for the avoidance of doubt, for the IIAC Shareholder Redemption or (ii) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving IIAC;

(f)    split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(g)    incur, create or assume any Indebtedness, except for Indebtedness for borrowed money in an amount not to exceed $2,000,000 in the aggregate;

(h)    make any loans or advances to, or capital contributions or investments in, any other Person, other than to, or in, IIAC or any of its Subsidiaries;

(i)    offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell any Equity Securities of IIAC or any of its Subsidiaries or any additional options, warrants or stock appreciation rights with respect to its Equity Securities;

(j)    (i) amend, modify or renew any IIAC Related Party Transaction or (ii) enter into any Contract that would constitute an IIAC Related Party Transaction, other than the entry into any IIAC Related Party Transaction with respect to the incurrence of Indebtedness permitted by Section 6.2(g);

(k)    engage in any activities or business, or incur any material Liabilities, other than any activities, businesses or Liabilities (i) in connection with or incidental or related to such Person’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, (ii) that are either expressly permitted under this Section 6.2 (including, for the avoidance of doubt, any activities, business or Liabilities contemplated by, incurred in connection with, or that are otherwise incidental or attendant to this Agreement or any Ancillary Document, the performance of any covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby) or in accordance with this Section 6.2) or (iii) that are administrative or ministerial;

(l)    make, change or revoke any material election concerning Taxes, other than in the ordinary course of business, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(m)    change IIAC’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(n)    enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions;

(o)    hire any consultants or advisors (other than advisors engaged as of the date of this Agreement or such consultants or advisors that are currently contemplated to be engaged as set forth on Section 6.2(o) of the IIAC Disclosure Schedules);

(p)    hire any employees or adopt, become obligated to contribute to, or enter into or incur liability (contingent or otherwise) or obligations under any benefit or compensatory plan, program, policy or Contract; or

(q)    enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 6.2.

Notwithstanding anything in this Section 6.2 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of IIAC and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, IIAC from using the funds held by IIAC outside the Trust Account to pay any IIAC Expenses or IIAC Liabilities or from otherwise distributing or paying over any funds held by IIAC outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing.

Section 6.3    Conduct of Business of Merger Sub. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Merger Sub shall not take any action, or engage in any activities or business, nor incur any liabilities or obligations, other than (a) those that are incident to its organization, (b) the execution of this Agreement or any Ancillary Document to which it is or will be a party, (c) those that are expressly contemplated by this Agreement or any Ancillary Document (including the enforcement of any of its rights or the performance of any of its obligations under this Agreement or any Ancillary Documents and the consummation of the transactions contemplated hereby or thereby) or (d) those that are consented to in writing by IIAC (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.4    Efforts to Consummate.

(a)    Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement or the Ancillary Documents (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 7 and, in the case of any Ancillary Document to which such Party is contemplated hereby to be a party after the date of this Agreement, the execution and delivery of such Ancillary Document, and (ii) using reasonable best efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the PIPE Subscription Agreements. Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to, and each of the Parties shall cause its Affiliates to, obtain, file with or deliver, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The Company shall bear the costs incurred in connection with obtaining such Consents; provided, however, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. IIAC shall promptly inform the Company of any communication between IIAC, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform IIAC of any communication between the Company or Merger Sub, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document.

(b)    From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, IIAC, on the one hand, and the Company and Merger Sub, on the other hand, shall give counsel for the Company (in the case of IIAC) or IIAC (in the case of the Company or Merger Sub) a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or any Ancillary Document. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by any means of telecommunication with any Governmental Entity in connection with the transactions contemplated by this Agreement or any Ancillary Document unless it consults with, in the case of IIAC, the Company, or, in the case of the Company or Merger Sub, IIAC in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of IIAC, the Company, or, in the case of the Company or Merger Sub, IIAC, the opportunity to attend and participate in such meeting or discussion.

(c)    Notwithstanding anything to the contrary in the Agreement, in the event that this Section 6.4 conflicts with any other covenant or agreement in this Article 6 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

Section 6.5    Confidentiality and Access to Information.

(a)    The terms of the Confidentiality Agreement are hereby incorporated by reference, mutatis mutandis, and, notwithstanding anything contained in the Confidentiality Agreements to the contrary, shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate.

Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 6.5(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained in this Agreement or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained in this Agreement or such Ancillary Document, as applicable, shall govern and control to the extent of such conflict.

(b)    From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to IIAC and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Group Companies and Merger Sub (in a manner so as to not interfere with the normal business operations of the Group Companies and Merger Sub). Notwithstanding the foregoing, none of the Group Companies and Merger Sub shall be required pursuant to this Section 6.5(b) to provide, or cause to be provided, to IIAC or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which the Company, any other Group Company or Merger Sub is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any agreement or obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company by any applicable legal privilege (provided that, in case of each of clauses (A) through (D), the Company shall use, and shall cause the other Group Companies or Merger Sub to use, reasonable best efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company or Merger Sub or any of their respective Affiliates or Representatives, on the one hand, and IIAC or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law.

(c)    From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, IIAC shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers and books and records of IIAC (in a manner so as to not interfere with the normal business operations of IIAC). Notwithstanding the foregoing, IIAC shall not be required pursuant to this Section 6.5(c) to provide, or cause to be provided, to the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which IIAC is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any agreement or obligation of IIAC with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to IIAC under any applicable legal privilege (provided that, in case of each of clauses (A) through (D), IIAC shall use reasonable best efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if IIAC, the Sponsor or any of their respective Affiliates or Representatives, on the one hand, and any Group Company, Merger Sub or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that IIAC shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law.

Section 6.6    Public Announcements.

(a)    Subject to Section 6.6(b), Section 6.8 and Section 6.9, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby or by any Ancillary Document without the prior written consent (e-mail being sufficient) of the Company and IIAC; provided, however, that each Party, the Sponsor and their respective Representatives may make any such announcement or other communication (i) if such press release, announcement or other communication is required by applicable Law, in which case the disclosing Person shall, to the extent permitted by such applicable Law, use reasonable best efforts to consult with the Company, if the disclosing Person is IIAC, the Sponsor or any of their respective Representatives, or IIAC, if the disclosing Person is the Company or any of its Representatives, and give the Company or IIAC, as applicable, the opportunity to review such announcement or communication and comment thereon and the disclosing Person shall consider such comments in good faith, (ii) to the extent such press release, announcement or other communication contains only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 6.6 or (iii) to Governmental Entities in connection with any Consents required to be obtained under this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby; provided, that the disclosing Person gives the Company or IIAC, as applicable, the opportunity to review such announcement or communication and comment thereon and the disclosing Person shall consider such comments in good faith. Notwithstanding anything to the contrary in this Section 6.6 or otherwise in this Agreement or the Confidentiality Agreement, the Parties agree that IIAC, the Sponsor and their respective Representatives may provide general information about the subject matter of this Agreement and the transactions contemplated hereby or any Ancillary Document to any direct or indirect current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities.

(b)    The initial press release concerning this Agreement and the transactions contemplated hereby or any Ancillary Document shall be a joint press release in the form agreed by the Company and IIAC prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement on the day thereof. Promptly after the execution of this Agreement (but in any event within the applicable filing deadline), IIAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and IIAC shall consider such comments in good faith. The Company, on the one hand, and IIAC, on the other hand, shall mutually agree upon (each acting reasonably) a press release announcing the consummation of the transactions contemplated by this Agreement and the Ancillary Documents (the “Closing Press Release”) prior to the Closing, and, on the Closing Date (or such other date as may be mutually agreed to in writing by IIAC and the Company prior to the Closing), the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within the applicable filing deadline), the Company shall file a current report on Form 6-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws, which Closing Filing shall be mutually agreed upon by the Company and IIAC (each acting reasonably) prior to the Closing. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 6.7    Exclusive Dealing.

(a)    From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause Merger Sub, the Group Companies and its and their respective officers and directors to not and shall use its reasonable best efforts to cause the other Representatives of Merger Sub and the Group Companies to not, directly or indirectly: (i) solicit, initiate, knowingly induce, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding (whether or not binding) regarding a Company Acquisition Proposal; (iv) make any filings or submissions with the SEC in connection with a public offering of any Equity

Securities, or other securities, of any Group Company; or (v) otherwise cooperate in any way with, or assist or participate in any negotiations or discussions with, any Person in connection with any Company Acquisition Proposal or a transaction of the type in clause (iv) (other than to inform such Person of the existence of the Company’s obligations under this Section 6.7(a)). The Company agrees to (i) notify IIAC promptly upon receipt of any Company Acquisition Proposal by the Company, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (ii) keep IIAC reasonably informed on a current basis of any material modifications to such offer or information (including if such offer is withdrawn).

(b)    From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, IIAC shall not, shall cause its officers and directors to not, shall cause the Sponsor and its controlled Affiliates to not, and shall use their reasonable best efforts to cause its and their Affiliates and the other Representatives of IIAC and the Sponsor and their controlled Affiliates to not, directly or indirectly: (i) solicit, initiate, knowingly induce, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or could reasonably be expected to lead to, an IIAC Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, an IIAC Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding (whether or not binding) regarding an IIAC Acquisition Proposal; (iv) make any filings or submissions with the SEC in connection with a public offering of any Equity Securities, or other securities, of IIAC, other than any such filings or submissions in connection with the transactions contemplated by this Agreement or the Ancillary Documents; or (v) otherwise cooperate in any way with, or assist or participate in any negotiations or discussions with, any Person in connection with any IIAC Acquisition Proposal or a transaction of the type in clause (iv) (other than to inform such Person of the existence of IIAC’s obligations under this Section 6.7(b)). IIAC agrees to (i) notify the Company promptly upon receipt of any IIAC Acquisition Proposal by IIAC, and to describe the material terms and conditions of any such IIAC Acquisition Proposal in reasonable detail (including the identity of the Persons making such IIAC Acquisition Proposal) and (ii) keep the Company reasonably informed on a current basis of any material modifications to such offer or information (including if such offer is withdrawn).

Section 6.8    Preparation of Registration Statement / Proxy Statement. As promptly as reasonably practicable following the date of this Agreement, IIAC and the Company shall prepare and mutually agree upon (each acting reasonably), and the Company shall file with the SEC (in any event following the delivery of the PCAOB Company Audited Financial Statements), the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement / prospectus of IIAC which will be included therein and which will be used for the IIAC Shareholders Meeting to adopt and approve the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by IIAC’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and NYSE). Each of IIAC and the Company shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the others of, reasonably cooperate with each other with respect to, mutually agree upon (each acting reasonably) and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement and the Ancillary Documents. IIAC, on the one hand, and the Company and Merger Sub, on the other hand, shall use reasonable best efforts to promptly furnish, or cause to be furnished, to the other all information concerning such Party and its Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 6.8 or for inclusion in any other statement, filing, notice or application made by or on behalf of IIAC or the Company to the

SEC or NYSE in connection with the transactions contemplated by this Agreement or the Ancillary Documents. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of IIAC, the Company, or, in the case of the Company or Merger Sub, IIAC thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of IIAC, the Company, or, in the case of the Company or Merger Sub, IIAC (each acting reasonably), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) the Company shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing IIAC Holders. The Company shall promptly advise IIAC of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Company Ordinary Shares for offering or sale in any jurisdiction, and each of IIAC and the Company shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 6.9    Required IIAC Shareholder Approval. As promptly as reasonably practicable after the Registration Statement / Proxy Statement is declared effective under the Securities Act and, in any event within twenty (20) Business Days of the effectiveness of the Registration Statement / Proxy Statement, IIAC shall duly convene and hold an extraordinary general meeting (the “IIAC Shareholders Meeting”) in accordance with the Governing Documents of IIAC, for the purposes of obtaining the Required IIAC Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect an IIAC Shareholder Redemption. Except as otherwise required by applicable Law, IIAC shall, through its board of directors, recommend to its shareholders each of the following: (i) adoption and approval of this Agreement and the Transactions (including the Merger) and include such recommendation in the Registration Statement / Proxy Statement (the “Business Combination Proposal”); (ii) adoption and approval of any other proposals as either the SEC or NYSE (or the respective staff members thereof) may indicate are necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto, and of any other proposals reasonably agreed by IIAC and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; (iii) adoption, authorization and approval of the Merger, along with the Plan of Merger and the Merger Documents and the transactions contemplated thereby (the “Merger Proposal”); and (iv) the adjournment of the IIAC Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in clauses (i) through (iv) together, the “Transaction Proposals”); provided, that IIAC may postpone or adjourn the IIAC Shareholders Meeting (A) to solicit additional proxies for the purpose of obtaining the IIAC Shareholder Approval, (B) for the absence of a quorum, (C) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that IIAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing IIAC Holders prior to the IIAC Shareholders Meeting or (D) if the holders of IIAC Class A Shares have elected to redeem a number of IIAC Class A Shares as of such time that would reasonably be expected to result in the condition set forth in Section 7.3(d) not being satisfied; provided that in no event shall IIAC adjourn the IIAC Shareholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date more than thirty (30) Business Days after the original date of the IIAC Shareholders Meeting or, without the consent of the Company, to a date that is beyond the Termination Date.

Section 6.10    Company Shareholder Approval. As promptly as reasonably practicable and in any event within ninety (90) days from the date of this Agreement (the “Company Shareholder Approval Deadline”), in accordance with the terms and subject to the conditions of the Governing Documents of the Company, the Company shall cause a shareholders’ meeting of the Company, duly convened or in totalitarian form (assemblea totalitaria), in accordance with Section 15 of the Company’s articles of association, to be validly held to adopt the shareholders’ resolutions required under applicable Law to approve the Conversion and the other Transactions, including the transfer of the Company Ordinary Shares, and any other proposals as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents (the “Required Company Shareholder Approval”). At all times from the date of this Agreement through the Closing, the Company shall, through the Company Board, recommend that the Company Shareholders approve all matters described in the prior sentence.

Section 6.11    Merger Sub Shareholder Approval. Concurrently with the execution of this Agreement, the Company, as the sole Member of Merger Sub, shall approve and adopt this Agreement and the Plan of Merger, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger).

Section 6.12    Company Long-Term Incentive Plan; Management Grants.

(a)    At or prior to the Closing, or as soon as reasonably practicable following the Closing, the board of directors and shareholder(s) of the Company shall, in consultation with IIAC (if prior to Closing) and a third party compensation consultant, approve and adopt an omnibus equity incentive plan (“Company Long Term Incentive Plan”), in the manner prescribed under applicable Laws, reserving for grant thereunder an initial number of Company Ordinary Shares equal, for the year ending December 31, 2022, to one percent (1%) of the number of Company Ordinary Shares that will be outstanding on a fully diluted basis immediately following the Closing and with such other terms and conditions that shall be determined by the Company or the appropriate committee of the Company Board.

(b)    As promptly as practicable after the date hereof (but in any event prior to the mailing of the Registration Statement / Proxy Statement with the SEC), the Company shall, in consultation with IIAC, determine the members of management of the Company who will receive grants of Company Ordinary Shares at or prior to the Closing and the allocation thereof among such management members in an aggregate amount of 1.5 million Company Ordinary Shares (assuming that Company Ordinary Shares outstanding immediately following the Closing and prior to such grants shall be consistent with the figures and assumptions set forth in Section 2.1(f) of the Company Disclosure Schedules) out of the Company Long Term Incentive Plan, and the Company shall consult and work in good faith with IIAC in order to determine the foregoing. The number of Company Ordinary Shares to be granted to such management members shall be equitably adjusted in the event that the number of Company Ordinary Shares outstanding immediately following the Closing and prior to such grants does not reflect such assumed number of Company Ordinary Shares.

Section 6.13    NYSE Listing. The Company shall use its reasonable best efforts to (a) cause the Company Ordinary Shares issuable in accordance with this Agreement, including the Conversion and the Merger, to be approved for listing on the NYSE, including by submitting an initial listing application with NYSE (the “Listing Application”) with respect to such shares, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time, subject to official notice of issuance thereof, and (b) satisfy any of the Company’s applicable initial and continuing listing requirements of NYSE. IIAC shall use reasonable best efforts to, and shall use reasonable best efforts to cause its Representatives to, cooperate with the Company and its Representatives in connection with the foregoing provisions of this Section 6.13 to (x) cause the Listing Application, when filed, to comply in all material respects with all legal requirements applicable thereto, (y) respond as promptly as reasonably practicable to and resolve all comments received from NYSE or its staff concerning the Listing Application and (z) have the Listing Application approved by NYSE as promptly as practicable after such filing, and as may otherwise be reasonably requested by the Company.

Section 6.14    Trust Account. Prior to the Closing, IIAC shall provide notice thereof to the Trustee in accordance with the Trust Agreement, and upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 7 and provision of such notice to the Trustee, (a) at the Closing, IIAC shall (i) cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) ake all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Shareholders of IIAC pursuant to the IIAC Shareholder Redemption, (B) pay the amounts due to the underwriters of IIAC’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to the Company in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 6.15    PCAOB Financials.

(a)    As soon as reasonably practicable, the Company shall deliver to IIAC the audited consolidated statements of financial position of the Group Companies as of December 31, 2020 and 2019, and the audited consolidated statements of profit and loss, of other comprehensive income and of cash flows of the Group Companies for the twelve (12) month periods ended December 31, 2020, 2019 and 2018 (the “PCAOB Company Audited Financial Statements”), audited in accordance with the standards of the PCAOB and containing an unqualified report of the Company’s auditors. The PCAOB Company Audited Financial Statements, as well as any interim semi-annual unaudited consolidated financial statements that will be included in the Registration Statement / Proxy Statement and any other filings to be made by the Company or IIAC with the SEC in connection with the Transactions, (A) will be prepared in accordance with IFRS applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (B) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as of the date thereof and for the period indicated therein, except as otherwise specifically noted therein.

(b)    The Company shall use its commercially reasonable efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the business of the Company or its relevant Subsidiaries in preparing (or causing to be prepared) in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by the Company with the SEC in connection with the Transactions and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law.

Section 6.16    Indemnification; Directors’ and Officers’ Insurance.

(a)    Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of IIAC and the members of IIAC’s advisory board, as provided in IIAC’s Governing Documents or otherwise in effect as of the date of this Agreement, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the consummation of the Transactions and shall continue in full force and effect from and after the Closing for a period of six (6) years and (ii) the Company will perform and discharge all obligations to provide such indemnity and exculpation during such six (6) year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, the Company shall advance expenses in connection with such indemnification as provided in IIAC’s Governing Documents or other applicable agreements. The indemnification and liability limitation or exculpation provisions of the IIAC Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were directors or officers of IIAC or members of IIAC’s advisory board (collectively, the “D&O Persons”) to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such D&O Person was a director or officer of any Group Company or a member of IIAC’s advisory board prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b)    The Company shall not have any obligation under this Section 6.16 to any D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)    The Company shall purchase, at or prior to the Closing, and maintain in effect for a period of six (6) years after the Closing Date, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of IIAC as of the date hereof with respect to matters occurring on or prior to the Closing (the “IIAC D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as the coverage provided under the IIAC’s directors’ and officers’ liability insurance policies as of the date hereof; provided that the Company shall not pay a premium for such “tail” policy in excess of 250% of the most recent total premium paid by IIAC prior to the date of this Agreement and, in such event, the Company shall purchase the maximum coverage available for 250% of the most recent total premium paid by IIAC prior to the date of this Agreement.

(d)    If the Company, any other Group Company or any of their respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of the Company or such Group Company shall assume all of the obligations set forth in this Section 6.16.

(e)    The D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 6.16 are intended to be third-party beneficiaries of this Section 6.16. This Section 6.16 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of the Company.

Section 6.17    Post-Closing Directors and Officers; Governance.

(a) The Company shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Closing, (i) the Company Board shall consist of eleven (11) directors; (ii) the Governing Documents of the Company shall be in a form that substantially reflects the relevant terms set forth in Exhibit E attached hereto and such other terms and conditions that may be mutually agreed and are reasonably satisfactory to the Company and IIAC; and (iii) the Terms and Conditions of the Special Voting Shares, substantially reflecting the relevant terms set forth in Exhibit E attached hereto (the “Terms and Conditions of the Special Voting Shares”), shall be adopted and implemented.

(b)    Prior to the mailing of the Registration Statement / Proxy Statement with the SEC, IIAC shall designate one (1) individual to serve as a director on the Company Board immediately after the Closing for a one (1) year term, who shall be Andrea C. Bonomi; provided, that in the event that Andrea C. Bonomi is unwilling or unable (whether due to death, disability or otherwise) to serve as a director, then, prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing IIAC Holders, the Sponsor may nominate a replacement for such individual to serve as such director, subject to the consent of the Company in its discretion.

(c)    Prior to the mailing of the Registration Statement / Proxy Statement with the SEC, the Company shall designate ten (10) individuals to serve as directors on the Company Board immediately after the Closing for a one year term, one of whom shall be Sergio Ermotti; provided, that in the event that Sergio Ermotti is unwilling or unable (whether due to death, disability or otherwise) to serve as a director, then, prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing IIAC Holders, the Company may replace such individual with another individual to serve as such director.

(d)    Following Closing, the officers of the Company shall consist of the existing officers of the Company as of immediately prior to the Closing Date.

Section 6.18    Transaction Litigation. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, IIAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of IIAC, IIAC or any of its Representatives (in their capacity as a Representative of IIAC) or, in the case of the Company, any other Group Company or any of their respective Representatives (in their capacity as a Representative of a Group Company). IIAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other with respect to any such Transaction Litigation. Subject to the Company’s compliance with, and the rights of IIAC set forth in, the immediately preceding sentence, the Company shall control the negotiation, defense and settlement of any such Transaction Litigation commenced against the Company, Merger Sub or any of their respective Representatives (in their capacity as a representative of the Company or Merger Sub, as applicable); provided, however, that in no event shall the Company or any of its Representatives settle or compromise any Transaction Litigation without the prior written consent of IIAC (not to be unreasonably withheld, conditioned or delayed). Subject to IIAC’s compliance with, and the rights of the Company set forth in, the second preceding sentence, IIAC shall control the negotiation, defense and settlement of any such Transaction Litigation commenced against IIAC or any of its Representatives (in their capacity as a representative of IIAC); provided, however, that in no event shall IIAC or any of its Representatives settle or compromise any Transaction Litigation without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), unless such settlement (other than immaterial, procedural or ministerial matters or matters ancillary to the following clauses (A) and (B)) is limited to (A) supplemental disclosures furnished to or filed with the SEC and related to the transactions contemplated by this Agreement or the Ancillary Documents or (B) monetary payments that are not materially in excess of the amounts otherwise covered under the insurance policies of IIAC (for this purpose ignoring any deductible, retention or similar amounts thereunder), in which case, the prior written consent of the Company shall not be required.

Section 6.19    PIPE Financing. From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement, each of the Company and IIAC shall take, or cause to be taken, all reasonable actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the PIPE Subscription Agreements, including maintaining in effect such PIPE Subscription Agreements and shall use its commercially reasonable efforts to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to such Party in such PIPE Subscription Agreements and otherwise comply with its obligations thereunder and (ii) in the event that all conditions in such PIPE Subscription Agreements (other than conditions that such Party or any of its Affiliates waive the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by such PIPE Subscription Agreements at or prior to Closing. Without limiting the generality of the foregoing, each of the Company and IIAC shall give the other prompt written notice: (A) of any breach or default by any party to any PIPE Subscription Agreement known to such Party; and (B) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any PIPE Subscription Agreement or any material provisions of any PIPE Subscription Agreement. Each of the Company and IIAC, as applicable, shall deliver all notices it is required to deliver under the PIPE Subscription Agreements on a timely basis in order to cause the Investors to consummate the transactions contemplated by the PIPE Subscription Agreements at or prior to the Closing.

Section 6.20    Pre-Closing Restructuring Transactions. As soon as practicable following the date hereof and in any event prior to the Closing Date, the Company shall undertake and consummate the transactions set forth on Annex A to this Agreement (the “Pre-Closing Restructuring Transactions”) in accordance with the terms set forth thereon and in accordance with applicable Law (subject to de minimis variations from such terms that, individually or in the aggregate, are not reasonably expected to impact the timing, structure or economic substance of the Transactions as contemplated by this Agreement or otherwise have an adverse impact on IIAC). The Company shall, and shall cause its applicable Subsidiaries and Representatives to, keep IIAC reasonably informed with respect to the status of the Pre-Closing Restructuring Transactions and cooperate in good faith in connection with IIAC’s reasonable requests for information related to the Pre-Closing Restructuring Transactions.

Section 6.21    Acquisition Transaction. Prior to the Closing Date, the Company shall consummate, or shall cause to be consummated, the transaction set forth in Section 6.21 of the Company Disclosure Schedules.

Section 6.22    Amendment of Forward Purchase Agreement. No later than fifteen (15) Business Days after the date hereof, the FPA Purchaser shall deliver to the Company an amendment to the Forward Purchase Agreement, which shall substantially reflect the terms set forth in Section 6.22 of the IIAC Disclosure Schedules (including, for the avoidance of doubt, the FPA Purchaser’s commitment to purchase from IIAC 22,500,000 IIAC Class A Shares for an aggregate purchase price of €184,500,000, subject to adjustment in accordance with the terms of the Forward Purchase Agreement), signed in writing by IIAC and the FPA Purchaser (“FPA Amendment”). IIAC and its Representatives shall give the Company and its pertinent Representatives a reasonable opportunity to review the amendment described in this Section 6.22 and will consider in good faith any comments thereto, and the execution of such amendment shall require the consent of the Company (not to be unreasonably withheld or delayed).

Section 6.23    Ancillary Documents. As promptly as reasonably practicable after the date hereof, and in any event prior to the time of effectiveness of the Registration Statement / Proxy Statement, the Parties shall negotiate, or shall cause their Affiliates to or shall direct their Representatives to negotiate in good faith and mutually agree upon forms of each of the Ancillary Documents, which each shall substantially reflect the terms set forth in Exhibits B, C, D and E, as the case may be. At the Closing, each of the Parties shall and shall cause each of its Affiliates that will be a party to an Ancillary Document to execute and deliver each such Ancillary Document it will be a party to and each party shall fully cooperate in causing any other Person that will be a party to an Ancillary Document to execute and deliver each such Ancillary Document.

Section 6.24    Additional Financial Statements. As soon as reasonably practicable, but in any event prior to September 30, 2021, the Company shall deliver to IIAC a true and complete copy of the unaudited consolidated statements of financial position of the Group Companies (consolidated) as of June 30, 2021 and the unaudited consolidated statements of profit and cash flows of the Group Companies (consolidated) for the six (6) month period then ended (the “Additional Financial Statements”). The Additional Financial Statements (including the notes thereto), when so delivered, (a) will be prepared in accordance with IFRS and with applicable Law applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (b) will fairly present the financial position, results of operations and cash flows of the Group Companies (consolidated) as at the date thereof and for the period indicated therein.

Section 6.25    Tax Matters. The Company shall cause IIAC to make available to Pre-Closing IIAC Holders information reasonably necessary to compute income of any such holder (or its direct or indirect owners) arising as a result of IIAC’s potential status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code for any period ending on or prior to the Closing, including timely providing a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such period.

Section 6.26    280G. Prior to the Closing, the Company shall (a) use commercially reasonable efforts to secure from each person who has a right to any payments and/or benefits as a result of or in connection with the transactions contemplated herein that would be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) a waiver of such person’s rights to some or all of such payments and/or benefits (the “Waived 280G Benefits”) applicable to such person so that all remaining payments and/or benefits applicable to such person shall not be deemed to be “excess parachute payments” that would not be deductible under Section 280G of the Code and (b) seek the approval of its stockholders who are entitled to vote in a manner that complies with Section 280G(b)(5)(B) of the Code and Treasury Regulation Section 1.280G-1, which shall include adequate written disclosure to all stockholders who are entitled to vote prior to such vote, of any such Waived 280G Benefits. Within ten (10) Business Days prior to the Closing, the Company shall forward to IIAC the parachute payment calculations prepared by the Company and/or its advisors. Additionally, at least five (5) Business Days prior to obtaining the Section 280G waivers, and prior to seeking such stockholder approval, the Company shall provide drafts of such waivers and such stockholder approval materials to IIAC for its review and comment and the Company shall consider IIAC’s comments thereon in good faith. Prior to the Closing, the Company shall deliver to IIAC evidence that a vote of the Company’s stockholders who are entitled to vote was solicited in accordance with the foregoing provisions of this Section 6.26. The Company shall not be required to fulfill the obligations of this Section 6.26 if, prior to the Closing, counsel for both the Company and IIAC agree and determine in writing that the Company obligations set forth in this Section 6.26 will not be required.

ARTICLE 7

CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS

Section 7.1    Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, written waiver by all of the Parties, of the following conditions:

(a)    no Order or Law issued by any court of competent jurisdiction or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition enjoining or prohibiting the consummation of any of the Conversion, the Forward Purchase, the Merger, the PIPE Financing, the Capital Distribution or the Share Repurchase (collectively, the “Closing Transactions”) shall be in effect;

(b)    the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(c)    the Required IIAC Shareholder Approval shall have been obtained;

(d)    the Required Company Shareholder Approval shall have been obtained;

(e)    the Company Ordinary Shares issuable in accordance with this Agreement, including the Merger and the PIPE Financing, shall have been approved for listing on the NYSE, subject only to official notice of issuance;

(f)    any waiting period or approval or Consent required to be obtained from any Governmental Entity for the consummation of the Transactions as set forth on Section 7.1(f) of the Company Disclosure Schedules and IIAC Disclosure Schedules shall have been expired or obtained, as applicable; and

(g)    after giving effect to the Conversion, the Forward Purchase and the Merger and prior to the PIPE Financing, Capital Distribution and Share Repurchase, IIAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

Section 7.2    Other Conditions to the Obligations of IIAC. The obligations of IIAC to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, written waiver by IIAC of the following further conditions:

(a)    (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 3.2(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.2(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), and (iii) the representations and warranties of the Company set forth in Article 3 and of Merger Sub in Article 4 (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not, or would not reasonably be likely to, cause a Company Material Adverse Effect;

(b)    the Company and Merger Sub shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by any of the Company and Merger Sub under this Agreement at or prior to the Closing;

(c)    since the date of this Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect;

(d)    the Conversion shall have been consummated and all matters contemplated pursuant to Section 2.1(a) shall have been completed;

(e)    the Pre-Closing Restructuring Transactions shall have been consummated in all material respects in accordance with the terms set forth on Annex A to this Agreement; and

(f)    at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to IIAC the following documents:

(i)    a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(c) are satisfied, in a form and substance reasonably satisfactory to IIAC; and

(ii)    the Shareholders Agreement, the Registration Rights Agreement and the applicable Lock-Up Agreement, in each case, duly executed by the Company and the applicable Zegna Shareholders.

Section 7.3    Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, written waiver by the Company of the following further conditions:

(a)    (i) the IIAC Fundamental Representations shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (ii) the representations and warranties of IIAC (other than the IIAC Fundamental Representations) contained in Article 5 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “IIAC Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not, or would not reasonably be likely to, cause an IIAC Material Adverse Effect;

(b)    IIAC shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;

(c)    the Aggregate Company Transaction Proceeds shall be equal to or greater than the sum of (i) €184,500,000 plus (ii) $400,000,000; and

(d)    at or prior to the Closing, IIAC shall have delivered, or caused to be delivered, the following documents to the Company:

(i)    a certificate duly executed by an authorized officer of IIAC, dated as of the Closing Date, to the effect that the conditions specified in Section 7.3(a) and Section 7.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company; and

(ii)    the Shareholders Agreement duly executed by the Sponsor and the Registration Rights Agreement and the applicable Lock-Up Agreement duly executed by the Sponsor, the FPA Purchaser (or its permitted assignee) and the Other Class B Shareholders.

Section 7.4    Frustration of Closing Conditions. Neither the Company nor Merger Sub may rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was proximately caused by the Company’s or Merger Sub’s breach of its obligations under this Agreement, including a breach of its obligations to use reasonable best efforts to cause the Closing to occur as required by Section 6.4. IIAC may not rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was proximately caused by IIAC’s breach of its obligations under this Agreement, including a breach of its obligations to use reasonable best efforts to cause the Closing to occur as required by Section 6.4.

ARTICLE 8

TERMINATION

Section 8.1    Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a)    by mutual written consent of IIAC and the Company;

(b)    by IIAC, if any of the representations or warranties set forth in Article 3 or Article 4 shall not be true and correct or if the Company or Merger Sub has failed to perform any covenant or agreement on the part of the Company or Merger Sub set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 7.2(a) or Section 7.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by IIAC, and (ii) the Termination Date; provided, however, that IIAC is not then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 7.3(a) or Section 7.3(b) from being satisfied;

(c)    by the Company, if any of the representations or warranties set forth in Article 5 shall not be true and correct or if IIAC has failed to perform any covenant or agreement on the part of IIAC set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 7.3(a) or Section 7.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to IIAC by the Company and (ii) the Termination Date; provided, however, that the Company or Merger Sub is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 7.2(a) or Section 7.2(b) from being satisfied;

(d)    by either IIAC or the Company, if the Transactions shall not have been consummated on or prior to April 18, 2022 (the “Termination Date”); provided, that (i) the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to IIAC if IIAC’s breach of any of its covenants or obligations under this Agreement or any Ancillary Document to which it is a party or the breach by any of IIAC’s Affiliates of any of such Person’s covenants or obligations under any Ancillary Document to which it is a party, in any case, shall have proximately caused (either individually or when taken together) the failure to consummate the Transactions on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to the Company if the Company’s or Merger Sub’s breach of any its covenants or obligations under this Agreement or any Ancillary Document to which it is a party or the breach by any of the Company’s Affiliates or any Company Shareholder of any of such Person’s covenants or obligations under any Ancillary Document to which such Person is a party, in any case, shall have proximately caused (either individually or when taken together) the failure to consummate the Transactions on or before the Termination Date;

(e)    by either IIAC or the Company, if any Governmental Entity shall have issued an Order permanently enjoining or prohibiting any of the Closing Transactions and such Order shall have become final and nonappealable;

(f)    by either IIAC or the Company, if the IIAC Shareholders Meeting has been held (including following any adjournment thereof), has concluded, IIAC’s shareholders have duly voted and the Required IIAC Shareholder Approval was not obtained; or

(g)    by IIAC, if the Required Company Shareholder Approval is not obtained in accordance with Section 6.10 on or prior to the Company Shareholder Approval Deadline.

Section 8.2    Effect of Termination. Except for a termination pursuant to Section 8.1(a), any termination of this Agreement pursuant to Section 8.1 will be effective (subject to the cure periods (if any) provided above) immediately upon the delivery of a valid written notice of the terminating Party to each of the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, (a) this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Representatives) with the exception of Section 6.5(a), this Section 8.2, Article 1 and Article 9 (to the extent, with respect to Article 1, related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 8.1 shall not affect (i) any Liability on the part of any Party for fraud or any willful and material breach of this Agreement or (ii) any Person’s Liability under any PIPE Subscription Agreement, the Confidentiality Agreement, Company Support Agreement, or the Sponsor Letter Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.

ARTICLE 9

MISCELLANEOUS

Section 9.1    Non-Survival. The representations, warranties, agreements and covenants in this Agreement shall terminate at the Effective Time, except for those covenants and agreements that, by their terms, contemplate performance after the Closing.

Section 9.2    Entire Agreement; Assignment. This Agreement (together with the Confidentiality Agreement and the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Parties. Any attempted assignment of this Agreement not in accordance with the terms of this Section 9.2 shall be void.

Section 9.3    Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by all of the Parties. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 9.3 shall be void, ab initio.

Section 9.4    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)	If to IIAC, to:

Investindustrial Acquisition Corp.

Suite 1, 3rd Floor, 11-12 St James’s Square

London SW1Y 4LB

United Kingdom

Attention:	Andrea Cicero
Alex Browning
E-mail:	[***]
[***]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:	Jonathan L. Davis, P.C.
David Perechocky
E-mail:	jonathan.davis@kirkland.com
david.perechocky@kirkland.com

and to:

Kirkland & Ellis International LLP

30 St. Mary Axe

London, EC3A 8AF

United Kingdom

Attention:	Cedric Van den Borren
E-mail:	cedric.vandenborren@kirkland.com

and to:

Chiomenti

Via Verdi, 2

20121 – Milano

Italia

Attention:	Carlo Croff
Luigi Vaccaro
E-mail:	carlo.croff@chiomenti.net
luigi.vaccaro@chiomenti.net

(b)	If to the Company to:

Ermenegildo Zegna Holditalia S.p.A.

Via Roma 99/100

Valdilana (Biella)

Italy

Attention:	Gianluca Ambrogio Tagliabue

with a copy (which shall not constitute notice) to:

Sullivan and Cromwell LLP

125 Broad Street

New York, NY 1004

Attention:	Scott D. Miller
E-mail:	millersc@sullcrom.com

or to such other address as the Party to whom notice is given may have furnished following the date of this Agreement and prior to such notice to the others in writing in the manner set forth above.

Section 9.5    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York (except that the Cayman Islands Act shall apply to the Merger, Italian and Dutch law shall apply to the Conversion, and Dutch law shall apply to the Share Repurchase, as applicable).

Section 9.6    Fees and Expenses. Except as otherwise set forth in this Agreement, the Transaction Expenses shall be paid as set forth in Section 2.7; provided, however, that if this Agreement is terminated in accordance with its terms, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.

Section 9.7    Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein”, “hereto”, “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$”

or “dollar” or “US$” shall be references to United States dollars and references to “€”, “EUR” or “euro” shall be references to European Union euros; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “made available” (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to IIAC, any documents or other materials posted to the electronic data room located at intralinks.com under the project name “Project Futuro” as of 5:00 p.m., Eastern Time, at least one (1) Business Day prior to the date of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement) and (n) the phrases “ordinary course of business”, “ordinary course of business consistent with past practices” or phrases of similar import shall mean the ordinary course of business, consistent with past practices, including recent past practices during calendar years 2020 and 2021 undertaken in good faith to respond to the actual or anticipated effects of COVID-19 or any other outbreak of contagious disease, epidemic or pandemic or any COVID-19 Measures. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 9.8    Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are incorporated into this Agreement and are a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in Sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the IIAC Disclosure Schedules corresponding to any Section or subsection of Article 3 or Article 4 (in the case of the Company Disclosure Schedules) or Article 5 (in the case of the IIAC Disclosure Schedules) shall be deemed to have been disclosed with respect to every other Section and subsection of Article 3 or Article 4 (in the case of the Company Disclosure Schedules) or Article 5 (in the case of the IIAC Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. In disclosing the information in the Schedules, each of the Company (in the case of the Company Disclosure Schedules) and IIAC (in the case of the IIAC Disclosure Schedules) expressly does not waive any applicable legal privilege with respect to any matter disclosed or discussed therein. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3, Article 4 or Article 5 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature. Reference to any document, contract or agreement, including the Agreement (each, a “Document”), in the Schedules is qualified in its entirety by the text of the Document, as amended, supplemented or modified, which is deemed to include any and all exhibits, schedules and annexes attached thereto, in each case to the extent provided or made available to IIAC or its Representatives prior to the date of this Agreement. The inclusion of any item in the Schedules is neither (a) an admission or determination that such item is material or has had or is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect nor (b) a basis for interpreting the terms “material” or “Company Material Adverse Effect.” Notwithstanding anything contained herein to the contrary, the information disclosed in the Company Disclosure Schedules is for the benefit only of the Parties. The inclusion of any item in the Company Disclosure Schedules shall not be deemed to be an admission or acknowledgement of any liability or obligation with respect to any third Person or that any violation or default has occurred or may occur with respect to any Law, agreement or obligation.

Section 9.9    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 6.16 (Indemnification; Directors’ and Officers’ Insurance), the last sentence of this Section 9.9 (Parties in Interest) and Section 9.13 (No Recourse), nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 9.10    Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

Section 9.11    Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 9.12    Knowledge of Company; Knowledge of IIAC. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 9.12(a) of the Company Disclosure Schedules. For all purposes of this Agreement, the phrase “to IIAC’s knowledge” and “to the knowledge of IIAC” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 9.12(b) of the IIAC Disclosure Schedules. For the avoidance of doubt, none of the individuals set forth on Section 9.12(a) of the Company Disclosure Schedules or Section 9.12(b) of the IIAC Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 9.13    No Recourse. Without limiting any rights of any party against any other party to an Ancillary Document to the extent on the terms and subject to the conditions thereunder or the Liabilities of any party to an Ancillary Document to the extent arising from a claim against such party by another party to such agreement on the terms and subject to the conditions thereunder, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought by and against, the Parties, and then only with respect to the specific covenants, agreements, obligations, representations and warranties set forth herein with respect to such Party. Without limiting any rights of any party against another party to an Ancillary Document to the extent on the terms and subject to the conditions thereunder or the Liabilities of any party to an Ancillary Document to the extent arising from a claim against such party by another party to such agreement on the terms and subject to the conditions thereunder, except for the Parties (and then only to the extent of the specific covenants, agreements, obligations, representations and warranties undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Merger Sub or IIAC under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions.

Section 9.14    Extension; Waiver. The Company may (on behalf of itself or Merger Sub) (a) extend the time for the performance of any of the obligations or other acts of IIAC set forth herein, (b) waive any inaccuracies in the representations and warranties of IIAC set forth herein or (c) waive compliance by IIAC with any of the agreements or conditions set forth herein. IIAC may prior to the Effective Time (i) extend the time for the performance of any of the obligations or other acts of the Company and Merger Sub set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company and Merger Sub set forth herein or (iii) waive compliance by the Company or Merger Sub with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 9.15    Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.15.

Section 9.16    Arbitration. Each of the Parties irrevocably and unconditionally agrees that any Proceeding based upon, arising out of or related to this Agreement, any Ancillary Document or any of the transactions contemplated hereby or thereby (each a “Related Proceeding”) shall be finally resolved by binding arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Centre (the “Rules”) in force on the date on which the Notice of Arbitration is submitted in accordance with those Rules. The arbitral tribunal shall be composed of three arbitrators, appointed in accordance with the Rules. The seat of the arbitration shall be in Geneva, Switzerland. Each arbitrator must be (a) an attorney with significant experience with complex cross-border commercial transactions with appropriate experience in New York contract law and (b) neutral and independent of each Party. The arbitrators may enter a default decision against any Party who fails to participate in the arbitration proceedings with respect to any Related Proceeding. The language of the proceeding shall be English. The decision of the arbitrators on the points in dispute will be final, unappealable and binding, and judgment on the award may be entered in any court having jurisdiction thereof. The Parties and the arbitrators will keep confidential, and will not disclose to any Person, except the Parties’ respective Representatives (who shall keep any such information confidential as provided in this sentence), or as may be required by applicable Law or any Order of a Governmental Entity of competent jurisdiction, the existence of any Related Proceeding under this Section 9.16, the referral of any such Related Proceeding to arbitration or the status or resolution thereof. The initiation of any Related Proceeding pursuant to this Section 9.16 will toll the applicable statute of limitations for the duration of any such Related Proceeding.

Section 9.17    Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 9.18    Trust Account Waiver. Reference is made to the final prospectus of IIAC, filed with the SEC (File No. 333-249462) on November 20, 2020 (the “Prospectus”). The Company and Merger Sub each acknowledges and agrees and understands that IIAC has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering and from certain private placements occurring simultaneously with its initial public offering (including interest accrued from time to time thereon) for the benefit of IIAC’s public shareholders (including overallotment shares acquired by IIAC’s underwriters, the “Public Shareholders”), and IIAC may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of IIAC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Merger Sub each hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, neither the Company nor Merger Sub or any of their respective Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between IIAC or its Representatives, on the one hand, and the Company or Merger Sub or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company and Merger Sub on its own behalf and on behalf of its Representatives hereby irrevocably waives any Trust Account Released Claims that the Company, Merger Sub or any of their respective Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with IIAC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with IIAC or its Affiliates).

Section 9.19    Further Assurances. Following the Closing, each Party shall, and shall cause its respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the Transactions.

*    *    *    *    *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

ERMENEGILDO ZEGNA HOLDITALIA S.P.A.

By:	/s/ Ermenegildo Zegna Di Monte Rubello

Name: Ermenegildo Zegna Di Monte Rubello
Title: Chief Executive Officer

INVESTINDUSTRIAL ACQUISITION CORP.

By:	/s/ Roberto Ardagna

Name: Roberto Ardagna
Title: Chief Executive Officer

EZ CAYMAN

By:	/s/ Sam Ellis

Name: Sam Ellis
Title: Director

EXHIBIT A

FORM OF PIPE SUBSCRIPTION AGREEMENT

[***]

EXHIBIT B

TERM SHEET FOR REGISTRATION RIGHTS AGREEMENTS

This Term Sheet summarizes certain principal terms relating to the Registration Rights Agreement to be entered into at the Closing. Unless specified otherwise or as the context may require, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in this Agreement.

Item	Terms
Parties

The Registration Rights Agreement will be entered into between the following parties and the Company:

i.   The Zegna Shareholders,

ii.  The Sponsor,

iii.   The FPA Purchaser, and

iv.   The Other Class B Shareholders,

     (each, a “Holder” and collectively, the “Holders”).

Following the Closing, no Company Shareholder other than the Holders shall have any registration rights; provided, however, that customary registration rights will be granted to Investors in connection with the PIPE Financing.

Registration Rights	Registration Statement on Form F-1/F-3 and Piggyback Registration.

Registrable Securities	“Registrable Security” shall mean (i) any issued and outstanding Company Ordinary Shares and any other Equity Securities (including the Company Warrants, and any Company Ordinary Shares issued or issuable upon the exercise of such Company Warrants or Equity Securities) of the Company held by a Holder immediately following the Closing, including the Founder Escrowed Shares and the Forward Purchase Shares; (ii) any Company Ordinary Shares or Company Warrants (including any Company Ordinary Shares issued or issuable upon the exercise of such Company Warrants) otherwise acquired or owned by a Holder following the Closing to the extent that such securities are “restricted securities” (as defined in Rule 144 promulgated under the Securities Act, or any successor rule promulgated thereafter by the SEC, “Rule 144”) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; and (iii) any other Equity Security of the Company issued or issuable with respect to the Company Ordinary Shares referred to in clauses (i) or (ii) by way of a share dividend, subdivision, reclassification, reorganization, recapitalization, split, combination, exchange of shares, merger or any similar event; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such registration statement; (B) such securities shall have been otherwise transferred, new certificates or book-entry positions for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent

Item	Terms
public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities could be sold without registration pursuant to Rule 144 (but with no volume or other restrictions or limitations); or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

Registration Statement

•  The Company shall, as soon as practicable, but in any event within forty-five (45) calendar days after the Closing Date, file a registration statement on Form F-1 (“Form F-1”) to permit the public resale of all Registrable Securities on a delayed or continuous basis and shall use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable after the filing thereof, but in any event no later than the earlier of (i) thirty (30) calendar days after the date on which the Form F-1 is filed (or ninety (90) calendar days if the SEC notifies the Company that it will “review” the Form F-1) and (ii) the tenth (10th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Form F-1 will not be “reviewed” or will not be subject to further review. The Company shall use commercially reasonable efforts to convert the Form F-1 (and any Subsequent Registration Statement) to a shelf registration statement on Form F-3 (a “Form F-3 Shelf”, and together with Form F-1, the “Resale Registration Statement”) as promptly as practicable after the Company is eligible to use a Form F-3 Shelf.

•  The Company shall use commercially reasonable efforts to cause a Resale Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Resale Registration Statement is continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities.

•  If any registration statement ceases to be effective for any reason at any time while Registrable Securities are still outstanding, the Company shall (subject to customary exceptions) use commercially reasonable efforts to as promptly as is reasonably practicable cause such registration statement to again become effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities (including obtaining the prompt withdrawal of any order suspending the effectiveness of such registration statement), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such registration statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such registration statement or file an additional registration statement (a “Subsequent Registration Statement”) registering the resale of all Registrable Securities.

Underwritten Offering

•  At any time and from time to time after the expiration of any lock-up to which a Holder’s shares are subject, if any, any Holder may request to sell all or a portion of its Registrable Securities in an underwritten

Item	Terms

offering (any such Holder a “Demanding Holder” and, collectively, the “Demanding Holders”) that is registered pursuant to a registration statement, (a “Shelf Underwritten Offering”), provided that such Holder(s) reasonably expects to sell Registrable Securities yielding aggregate gross proceeds in excess of $50 million from such Shelf Underwritten Offering.

•  Under no circumstances shall the Company be obligated to effect (i) more than three (3) Shelf Underwritten Offerings in respect of all Registrable Securities by the Zegna Shareholders or (ii) more than three (3) Shelf Underwritten Offerings in respect of all Registrable Securities by the Sponsor, the Other Class B Shareholders and the FPA purchaser, collectively.

•  The Company shall not be required to include any Registrable Securities in any Shelf Underwritten Offering unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriter and complete and execute all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting.

•  The selection of the managing underwriter(s) of any Shelf Underwritten Offering shall be made by the Company, subject to the reasonable approval by the Demanding Holders. If the managing underwriter(s) advises the Company and the selling Holders that marketing factors require a limitation on the number of underwritten Registrable Securities that can be sold at an acceptable price, the number of Registrable Securities of each Holder requesting registration shall be scaled back on a pro rata basis based on the aggregate number of Registrable Securities requested to be sold by the selling Holders; provided, however, that any Company Ordinary Shares or other Equity Securities proposed to be sold by the Company will be included in such registration statement in priority to any Registrable Securities proposed to be sold by a Holder if the Board determines that an offering by the Company is in the best interests of the Company.

Piggyback Registration

•  If at any time after the expiration of the any lock-up to which a Holder’s shares are subject, if any, the Company or any Holder proposes to conduct a registered offering of, or the Company proposes to file a registration statement with respect to the registration of, Equity Securities, or securities or other obligations exercisable or exchangeable for, or convertible into Equity Securities, for its own account or for the account of the Company Shareholders (or by the Company and the Company Shareholders including, without limitation, a Shelf Underwritten Offering), other than a registration statement (i) filed in connection with any employee share option or other benefit plan, (ii) for an offering in connection with a merger, consolidation or other acquisition, an exchange offer or offering of securities solely to the Company’s existing shareholders, (iii) for an offering of debt that is convertible into or exchangeable for Equity

Item	Terms

Securities of the Company, (iv) for a dividend reinvestment plan, (v) for a rights offering (including any rights offering with a backstop or standby commitment), (vi) a Block Trade (as defined below) or (vii) an Other Coordinated Offering (as defined below), then the Company shall offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request (such Registration a “Piggyback Registration”); provided, however, that customary cut-back provisions shall apply to underwritten offering that is to be a Piggyback Registration if the managing underwriter(s) advises the Company and the selling Holders that marketing factors require a limitation on the number of underwritten Registrable Securities that can be sold at an acceptable price; provided, further, that any Company Ordinary Shares or other Equity Securities proposed to be sold by the Company will be included in such registration statement in priority to any Registrable Securities proposed to be sold by a Holder if the Board determines that an offering by the Company is in the best interests of the Company.

•  Unlimited Piggyback Registration Rights: For the avoidance of doubt, any Piggyback Registration effected pursuant to the above shall not be counted as a demand for a Shelf Underwritten Offering.

Block Trades; Other Coordinated Offerings

•  At any time and from time to time when an effective registration statement is on file with the SEC, if a Holder wishes to engage in (a) a Block Trade or (b) Other Coordinated Offering, in each case with a total offering price reasonably expected to exceed, in the aggregate, $50 million and notifies the Company at least five (5) business days prior to the day such offering is to commence, then the Company shall use commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided, that the Holders wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any underwriters, brokers, sales agents or placement agents prior to making any such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

•  The Holders in a Block Trade or Other Coordinated Offering shall have the right to select the underwriters and any brokers, sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering, subject to the reasonable approval by the Company (in each case, which shall consist of one or more reputable nationally recognized investment banks). The Company shall not be required to include any Registrable Securities in a Block Trade or Other Coordinated Offering unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriter and complete and execute all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting.

Item	Terms

•  Under no circumstances shall the Company be obligated to effect more than two (2) Block Trades or Other Coordinated Offerings in any twelve (12) month period. Notwithstanding anything herein to the contrary, a Block Trade or Other Coordinated Offering shall not be counted as a Shelf Underwritten Offering.

For purposes of the foregoing:

“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) not involving a “roadshow” or other marketing efforts involving the Company prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction, but excluding a variable price reoffer.

“Other Coordinated Offering” shall mean an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal.

Withdrawal

The Registration Rights Agreement shall contain customary withdrawal rights for Holders to withdraw from a Shelf Underwritten Offering or a Piggyback Registration.

If withdrawn, a demand for a Shelf Underwritten Offering shall constitute a demand for a Shelf Underwritten Offering by the withdrawing Holder for purposes of the cap on the number of Shelf Underwritten Offerings that can be demanded, unless the Holder reimburses the Company for all registration expenses with respect to such withdrawn Shelf Underwritten Offering (or, if there is more than one Demanding Holder, a pro rata portion of such registration expenses based on the respective number of Registrable Securities that each Demanding Holder has requested to be included in such Shelf Underwritten Offering).

Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights

•  Upon receipt of written notice from the Company that a registration statement or prospectus may contain a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended prospectus correcting the Misstatement (it being understood that the Company covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the prospectus may be resumed (any such period, a “Suspension Period”).

•  If the filing, initial effectiveness or continued use of a registration statement in respect of any registration at any time would (a) require the Company to make an Adverse Disclosure (b) require the inclusion in such registration statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is in the Company’s best interest to defer such filing, initial effectiveness or continued use at such time, the Company may delay the filing or initial

Item	Terms

effectiveness of, or suspend use of, such registration statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose, but in no event more than sixty (60) consecutive calendar days; provided, however, that the Company may not invoke this right more than one hundred twenty (120) calendar days in the aggregate in any twelve (12)-month period (any such period, a “Blackout Period”). In the event the Company exercises its rights under the foregoing sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the prospectus relating to any registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under the foregoing.

•  During the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable registration statement, or (b) if Holders have requested a Shelf Underwritten Offering and the Company and such Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other Shelf Underwritten Offering. In such event, the Company shall have the right to defer such filing for a period of not more than ninety (90) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any twelve (12)-month period.

For purposes of the foregoing:

“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board, Chief Executive Officer of the Company or principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any registration statement or prospectus in order for the applicable registration statement or prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the registration statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Misstatement” means an untrue statement of a material fact or an omission to state a material fact required to be stated in a registration statement or prospectus or necessary to make the statements in a registration statement or prospectus (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Item	Terms

Registration Expenses	The registration expenses of all registrations shall be borne by the Company; provided, however, that Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as underwriters’ commissions and discounts, brokerage fees, underwriter marketing costs, and all reasonable fees and expenses of any legal counsel representing the Holders (other than the reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Holders initiating a Shelf Underwritten Offering, not to exceed $100,000); provided, further, however, that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company not known (and not reasonably available upon request from the Company or otherwise) to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information, then the Holders shall not be required to pay any of such expenses.

Company Procedures	The Registration Rights Agreement shall contain customary procedures applicable to registration of any Registrable Securities.

Indemnification and Contribution	The Registration Rights Agreement shall contain customary provisions regarding indemnification and contribution.

Termination	The Registration Rights Agreement shall terminate upon the earlier of (i) the date as of which no Registrable Securities remain outstanding; (ii) the dissolution, liquidation, or winding up of the Company; or (iii) upon the unanimous agreement of the Holders.

EXHIBIT C

TERM SHEET FOR LOCK-UP AGREEMENT

This Term Sheet summarizes certain principal terms relating to the Lock-Up Agreements to be entered into at the Closing. Unless specified otherwise or as the context may require, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in this Agreement.

Item	Terms
Parties

Each of the following Company Shareholders (collectively, the “Holders”) will enter into a Lock-Up Agreement with the Company:

i.   The Zegna Shareholders,

ii.  The Sponsor,

iii.   The FPA Purchaser, and

iv.   The Other Class B Shareholders (together with the Sponsor and the FPA Purchaser, the “IIAC Holders”).

Transfer	“Transfer” shall mean to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a Person or any interest (including a beneficial interest or an economic entitlement) in, or the ownership, control or possession of, any interest owned by a Person.

Zegna Lock-Up Shares	“Zegna Lock-Up Shares” means any Company Ordinary Shares (excluding any Company Ordinary Shares acquired by a Zegna Shareholder in the PIPE Financing) beneficially owned or held of record by a Zegna Shareholder at any time prior to the end of the Zegna Lock-up Period.

IIAC Lock-Up Shares	“IIAC Lock-Up Shares” means any Company Ordinary Shares (including the Founder Earnout Shares but excluding any Company Ordinary Shares acquired by an IIAC Holder in the PIPE Financing) or Company Warrants beneficially owned or held of record by an IIAC Holder at any time prior to the end of the IIAC Lock-up Period.

Lock-Up Shares	“Lock-Up Shares” means collectively, the Zegna Lock-Up Shares and the IIAC Lock-Up Shares.

Lock-Up Period for the Zegna Shareholders	Except as permitted pursuant to this Term Sheet, no Zegna Shareholder shall Transfer any Zegna Lock-Up Shares, or any economic entitlement therein, until the earlier of: (i) the date that is eighteen (18) months from the Closing Date; or (ii) the last Trading Day on which the Volume Weighted Average Share Price equals or exceeds $12.50 per share for at least twenty (20) Trading Days during any period of thirty (30) consecutive Trading Days, commencing not earlier than 180 days after the Closing Date (the “Zegna Lock-up Period”).

Item	Terms

Lock-Up Period for the IIAC Holders	Except as permitted pursuant to this Term Sheet, for a period of one hundred eighty (180) days following the Closing Date (the “IIAC Lock-up Period”), no IIAC Holder shall Transfer any IIAC Lock-Up Shares or any economic entitlement therein; provided, however, that the IIAC Lock-up Period shall terminate upon a Change of Control.

Expiration of Lock-Up Period

Following the expiration of the IIAC Lock-up Period or the Zegna Lock-up Period, as applicable, the relevant Lock-Up Shares (or any economic entitlement therein) may be Transferred without restriction; provided, however, that:

i.   the Sponsor shall maintain beneficial ownership of at least [21,975,00][1] Company Ordinary Shares (subject to appropriate adjustment for any stock split, stock dividend, reclassification, subdivision or reorganization, recapitalization or similar event) for a period of at least eighteen (18) months following the Closing Date; and

ii.  the Sponsor shall maintain beneficial ownership of at least [10,987,500][2] (subject to appropriate adjustment for any stock split, stock dividend, reclassification, subdivision or reorganization, recapitalization or similar event) for a period of at least thirty-six (36) months following the Closing Date.

In determining whether the Sponsor satisfies the beneficial ownership requirement in clause (i) and (ii) above, the beneficial ownership of the Sponsor will include Founder Earnout Shares, only to the extent such Founder Earnout Shares have been released to the Sponsor from the Earnout Escrow Account in accordance with Section 2.8 of this Agreement at the time of determination.

Zegna Shareholders, on the one hand, or IIAC Holders, on the other hand, may have some or all of their Lock-Up Shares released from the lock-up with the approval of a majority of the independent directors of the Company Board determining that such a release is in the best interests of the Company.

Permitted Transfer

i.   Transfers for Estate Planning. Any Holder who is a natural Person, so long as the applicable transferee executes a joinder to the Lock-Up Agreement agreeing to be bound by the terms of such agreement applicable to such Holder, shall be permitted to make the following Transfers:

•  any Transfer of its Lock-Up Shares by such Holder to its Family Group without consideration (it being understood that any such Transfer shall be conditioned on the receipt of an undertaking by such transferee to Transfer such Lock-Up Shares to the transferor

[1]

Note to Draft: To be 80% of Sponsor initial stake (excluding, for the avoidance of doubt, Company Ordinary Shares acquired in the PIPE Financing), to be updated as necessary based on actual share count at Closing.

[2]

Note to Draft: To be 40% of Sponsor initial stake (excluding, for the avoidance of doubt, Company Ordinary Shares acquired in the PIPE Financing), to be updated as necessary based on actual share count at Closing.

Item	Terms

if such transferee ceases to be a member of the transferor’s Family Group); provided, that no further Transfer by such member of such Holder’s Family Group may occur without compliance with the provisions of the Lock-Up Agreement or to a charitable organization; and

•  upon the death of such Holder, any distribution of its Lock-Up Shares by the will or other instrument taking effect at death of such Holder or by applicable Laws of descent and distribution to such Holder’s estate, executors, administrators and personal representatives, and then to such Holder’s heirs, legatees or distributees; provided, that a Transfer by such transferor pursuant to the foregoing shall only be permitted if a Transfer to such transferee would have been permitted if the original Holder had been the transferor.

ii.  Transfers to Affiliates. Each Holder shall be permitted to Transfer from time to time any or all of its Lock-Up Shares to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with such Holder (it being understood that any such Lock-Up Shares shall continue to be subject to the restrictions on Transfer set forth in this Term Sheet and the transferee shall agree in writing to be bound thereby).

iii.   Transfers to Secure Indebtedness. The Zegna Shareholders and the IIAC Holders shall be permitted to make Transfers in connection with bona fide pledges of Company Ordinary Shares as security or collateral in connection with any borrowing or the incurrence of any indebtedness by a Zegna Shareholder or an IIAC Holder, as the case may be.

iv.   Transfers for Hedging. The IIAC Holders shall be permitted to Transfer IIAC Lock-Up Shares in connection with entering into Hedged Positions; provided, however, that Transfers pursuant to the foregoing sentence shall only be permitted if the Volume Weighted Average Share Price exceeds $15.00 per share for at least twenty (20) out of thirty (30) consecutive Trading Days, commencing after the Closing Date.

For purposes of the foregoing:

“Family Group” means, with respect to a Person who is an individual, (i) such individual’s spouse and descendants (whether natural or adopted), parents and such parent’s descendants (whether natural or adopted) (collectively, for purposes of this definition, “relatives”), (ii) such individual’s executor or personal representative, (iii) any trust, the trustee of which is such individual or such individual’s executor or personal representative and which at all times is and remains solely for the benefit of such individual and/or such individual’s relatives or (iv) an endowed trust or other charitable foundation, but only if such individual or such individual’s executor or personal representative maintains control over all voting and disposition decisions; and

Item	Terms

“Hedged Positions” means the hedging positions and arrangements that effectively transfer an IIAC Holder’s economic interest in the Company to a third party (e.g., forward sale contracts); provided, that the definition of “Hedged Positions” shall not include hedging positions and arrangements (a) in which an IIAC Holder’s economic interest in the Company is retained (e.g., pledges, margin loans), (b) that minimize exposure to certain risks independent of the business operations of the Company (e.g., currency exchange swaps) or (c) that marginally cap or limit an IIAC’s Holders upside/downside risk while maintaining material economic exposure (e.g., puts, calls and collars). Treatment of hedging positions and arrangements (including puts, calls and collars) in which an IIAC Holder does not retain a material economic exposure shall be discussed in good faith between the Sponsor and the Company at such time.

Notice	At least three (3) Business Days of prior notice shall be given during the IIAC Lock-up Period or the Zegna Lock-up Period, as applicable, to the Company by the transferor of any permitted Transfer of Company Ordinary Shares or Company Warrants. Prior to consummation of any such Transfer during the IIAC Lock-up Period or the Zegna Lock-up Period, as applicable, or prior to any Transfer pursuant to which rights and obligations of the transferor under the Lock-Up Agreement are assigned in accordance with the terms of such agreement, the transferring Holder shall cause the transferee to execute and deliver to the Company a joinder agreement pursuant to which such transferee shall agree to be bound by the terms and conditions of the Lock-Up Agreement. Upon any Transfer by any Holder of any of its Company Ordinary Shares or Company Warrants, in accordance with the terms of the Lock-Up Agreement and which is made in conjunction with the assignment of such Holder’s rights and obligations hereunder, the transferee thereof shall be substituted for, and shall assume all the rights and obligations (as a Holder) under the Lock-Up Agreement, of the transferor thereof.

EXHIBIT D

TERM SHEET FOR WARRANT ASSUMPTION AGREEMENT AND WARRANT

AGREEMENT AMENDMENT

This Term Sheet summarizes certain principal terms relating to the Company’s assumption of IIAC’s liabilities and obligations under the Warrant Agreement to occur concurrently with the Closing and the Warrant Agreement Amendment. Unless specified otherwise or as the context may require, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in this Agreement.

Item	Terms
Public IIAC Warrants	Following the Merger, each outstanding public IIAC Warrant will be converted to and become a public Company Warrant giving the holder the right to purchase one Company Ordinary Share, subject to the same terms and conditions as the public IIAC Warrants.

Private IIAC Warrants

Following the Merger, holders of the private IIAC Warrants will exchange their private IIAC Warrants to the Company for the issuance by the Company of a corresponding number of private Company Warrants giving the holder the right to purchase one Company Ordinary Share, subject to the same terms and conditions as the private IIAC Warrants (the “Exchange”).

Following the Warrant Agreement Amendment (as detailed below) and in connection with the Closing, the Company shall exercise all of the private IIAC Warrants held by it following the Exchange and receive a corresponding number of IIAC Class A Shares. If the Parties mutually agree, the consideration payable by the Company for the exercise of the private IIAC Warrants may be offset against and reduce the amount of the Capital Distribution received by the Company at Closing.

Warrant Agreement Amendment	Effective immediately following the Exchange, IIAC shall execute an amendment to the Warrant Agreement (the “Warrant Agreement Amendment”) in accordance with the terms and conditions of Section 9.8 of the Warrant Agreement. Pursuant to the Warrant Agreement Amendment, the warrant exercise price of the private IIAC Warrants shall be amended to $0.01 and the duration of the exercise period of the private IIAC Warrants shall be extended by amendment so that the private IIAC Warrants will be exercisable by the Company in connection with the Closing.

Assumption of the Warrant Agreement	In connection with the Closing, IIAC will assign to the Company all right, title and interest in and to the Warrant Agreement, and the Company will assume, and agree to pay, perform, satisfy and discharge in full, all of IIAC’s liabilities and obligations under the Warrant Agreement (as amended) arising from and after the Effective Time.

Term Sheet Amendment	The Company, IIAC, and their respective advisors shall cooperate in good faith to amend the provisions of this Term Sheet, as necessary or reasonably advisable to effectuate the foregoing, prior to Closing.

EXHIBIT E

TERM SHEET FOR POST-CLOSING CORPORATE GOVERNANCE

This Term Sheet summarizes certain principal terms relating to the governance of the Company following the Closing. Unless specified otherwise or as the context may require, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in this Agreement.

Item	Terms
Board of Directors

The Company shall have a one-tier structure for the board of directors of the Company (the “Board”).

The number of members of the Board (each, a “Director”) shall be determined by the Board; provided, that, upon the Closing, the total number of Directors constituting the Board shall be eleven (11) Directors. The Board will be comprised of one (1) or more executive Directors and one (1) or more non-executive Directors; provided, that a majority of the Directors will be non-executive Directors.

Following the Closing, a majority of the Board will be comprised of independent Directors (each, an “Independent Director”), each of whom shall meet the independence requirements under the listing rules of NYSE and the Dutch Corporate Governance Code; provided, that, if one (1) individual nominated by Monterubello and Ermenegildo Zegna does not meet such criteria for independence, at least five (5) of the eleven (11) Directors shall meet such independence requirements, provided further, that it is agreed that the Sponsor Nominee will not be required to meet the independence requirements under the Dutch Corporate Governance Code.

Effective immediately after the Closing, the Board shall be comprised of:

i.   Ten (10) Directors (including the executive Director with the title Chief Executive Officer) nominated by Monterubello and Ermenegildo Zegna, one of whom shall be Mr. Sergio Ermotti, and

ii.  One (1) non-executive Director, nominated by the Sponsor, who shall be Andrea C. Bonomi,

collectively, the “Initial Directors”. Each Initial Director shall serve until the earlier of (A) his or her death, disability, retirement, resignation or removal from the Board and (B) the end of the first annual meeting of the Company Shareholders (the “General Meeting”) following the date of appointment of such Director.

The Board shall meet no less than four (4) times per year.

Chief Executive Officer; Chairman; Vice Chairman

Mr. Ermenegildo Zegna will serve as Chairman and Chief Executive Officer of the Company; provided, that the responsibilities of chair (Voorzitter) as referred to under Dutch Law will be performed by a non-executive Director (such Director, the “Lead Non-Executive Director”).

The Board may in its discretion grant one of the non-executive Directors the title Vice Chairman of the Board.

Item	Terms

Diversity	The Board will adopt policies to ensure gender representation and diversity on the Board in accordance with applicable Law and in pursuit of best market practices.

Meetings of the Board

Quorum

The Board may only adopt resolutions at a Board meeting if the majority of the Directors entitled to vote is present or represented at the meeting; provided, that the quorum requirement shall not apply (i) if there is an urgent situation, as determined by the Lead Non-Executive Director and the Chairman, that requires the Board’s immediate resolution, (ii) at least two (2) Directors entitled to vote are present or represented at the meeting including at least one (1) executive Director (if the executive Director is entitled to vote on matters being considered) and (iii) reasonable efforts have been made to involve the other Directors in the decision-making. It is understood and agreed that these quorum requirements and the exception thereto will in no way whatsoever affect the Sponsor’s Special Consent Rights (as referred to below).

Voting

All resolutions shall be adopted by the favorable vote of the majority of votes cast, unless provided otherwise in the regulations of the Board. Each Director shall have one (1) vote.

In the event of a tied vote, the applicable proposal shall be rejected, unless the Board Regulations provide otherwise.

Delegation

The Board may allocate its duties and powers among the executive and non-executive Directors and each of them individually and Board committees in accordance with the Board Regulations or otherwise in writing.

Location of Board meetings

A majority of the regularly scheduled meetings of the Board will be held in Italy with the majority of the Directors physically attending. No Board meetings will be held in the Netherlands.

The Company will use its best efforts to conduct its affairs (including through composition of the Board and Board committees, and the manner in which the Board and Board committees conduct their affairs) in a manner designed to preserve the exclusive tax residence of the Company in Italy.

Appointment, Term and Nomination of Directors

Directors will be appointed by the General Meeting on a binding nomination. Directors will be nominated by the Board; provided, that, if applicable as set out under “Nomination Right”, the Sponsor Nominee will be nominated by the Sponsor. Each Director is subject to annual re-election and will be appointed for a term ending at the close of the first annual General Meeting following his or her appointment.

In accordance with Dutch Law, only non-executive Directors will participate in preparing the nomination by the Board. The General Meeting may at all times overrule a binding nomination for the

Item	Terms
appointment of a Director by a simple majority of the votes cast at a General Meeting; provided, such majority represents more than one-third of the issued share capital of the Company. If a majority of the votes are cast in favor of overruling the binding nomination, but that majority does not represent more than one-third of the issued share capital, a new General Meeting may be convened at which the resolution to overrule the binding nomination may be adopted by a simple majority of the votes cast, regardless of the issued share capital represented by that majority. In the event the binding nomination for the appointment of any Director other than the Sponsor Nominee is overruled, the Board may make a new binding nomination to fill the vacancy. In the event the binding nomination for the appointment of the Sponsor Nominee is overruled, the Sponsor may make a new binding nomination to fill the vacancy; provided, that at the time of the notice to such General Meeting, the Sponsor Group satisfies the Minimum Holding Requirement (as defined below).

Suspension of Directors

Any Director may be suspended at any time by resolution of the General Meeting. A resolution of the General Meeting to suspend a Director will require a majority of at least two-thirds of the votes cast, with such two-thirds majority of the votes cast representing more than half of the issued and outstanding share capital of the Company or, in the case such resolution is adopted on the proposal of the Board, by a simple majority of the votes cast at the General Meeting; provided, such majority represents more than half of the issued share capital.

If the General Meeting has suspended a Director or the Board has suspended an executive Director, such suspension may be extended; provided, that the duration of a suspension shall not exceed a period of three (3) months.

For as long as the Sponsor Group satisfies the Minimum Holding Requirement (as defined below), the Parties shall exercise their rights and powers such that the Sponsor Nominee will only be suspended if so requested in writing by the Sponsor other than when not suspending the Sponsor Nominee would be in breach of the Board’s fiduciary duties to the Company. If the Sponsor requests the suspension of the Sponsor Nominee, the Parties will exercise their rights and powers to give effect to such request; provided, that at the time of such request the Sponsor Group satisfies the Minimum Holding Requirement (as defined below).

Dismissal of Directors

Any Director may be dismissed at any time by resolution of the General Meeting. A resolution of the General Meeting to dismiss a Director will require a majority of at least two-thirds of the votes cast, with such two-thirds majority of the votes cast representing more than half of the issued and outstanding share capital of the Company or, in the case that such resolution is adopted on the proposal of the Board, by a simple majority of the votes cast at the General Meeting; provided, such majority represents more than half of the issued share capital.

The Sponsor shall have the right to request in writing that the Board (and the Board will be required to do so accordingly) proposes the dismissal of the Sponsor Nominee at any time; provided, that the Sponsor Group satisfies the Minimum Holding Requirement (as defined below) at such time.

Item	Terms

For as long as the Sponsor Group satisfies the Minimum Holding Requirement (as defined below), the Parties shall exercise their rights and powers such that the Sponsor Nominee will only be dismissed if so requested in writing by the Sponsor or in the case of fraud or willful misconduct in the performance of the Sponsor Nominee’s office as Director. If the Sponsor requests the dismissal and/or replacement of the Sponsor Nominee, the Parties will exercise their rights and powers to give effect to such request; provided, that at the time of such request the Sponsor Group satisfies the Minimum Holding Requirement (as defined below).

Vacancy and Inability to Act; Temporary Directors

Subject to the Nomination Right granted to the Sponsor described in this Term Sheet, in case of any vacancy on the Board or the inability to act of a Director, a replacement Director may be appointed by the Board in respect of each such vacancy or Director that is unable to act. A temporary Director will hold office until the earlier of (i) his or her death, disability, retirement, resignation, disqualification or removal from the Board, (ii) the end of the next annual General Meeting (or such General Meeting convened earlier to fill the vacancy) and (iii) such time as the vacancy, or inability of the Director, in respect of which he or she was appointed is resolved.

In case a vacancy in the Board is the result of the Director serving as the Sponsor Nominee ceasing to be in office, or if the Director serving as the Sponsor Nominee is unable to act, then, provided that the Sponsor Group satisfies the Minimum Holding Requirement at such time, at the Sponsor’s request such Nominee Director shall be replaced by the Board by a replacement Director nominated in writing to the Board by the Sponsor, whose identity shall be subject to the Board’s approval in its discretion.

Nomination Right

At the first annual General Meeting following the Closing, at each annual General Meeting thereafter, and at each other General Meeting that is convened at a time when there is a vacancy in the position of the Sponsor Nominee, one (1) Director shall be appointed upon a binding nomination by the Sponsor (such Director, the “Sponsor Nominee”) if but only if at the time of the notice to such General Meeting the Sponsor beneficially owns, together with its Affiliates (collectively, the “Sponsor Group”), at least five percent (5%) of the issued and outstanding Company Ordinary Shares in the aggregate (the “Minimum Holding Requirement”) (such right, the “Nomination Right”); provided, however, that, if but only if the Sponsor Nominee is an individual who had not previously served as Director of the Company, the nomination of such individual shall be subject to the Board’s approval in its discretion. Notwithstanding the foregoing, the Sponsor Nominee for an Initial Director shall be Andrea C. Bonomi, in accordance with this Term Sheet under the section “Board of Directors”.

For the avoidance of doubt, the appointment of the Sponsor Nominee (including any replacement) shall be subject to such nominee’s satisfaction of all criteria and qualifications for service as a Director (but – also for the avoidance of doubt – not including independence or diversity criteria).

Item	Terms

Committees of the Board	The Board shall establish and maintain (in accordance with applicable Laws and NYSE rules) the following standing committees of the Board: (i) Audit Committee, (ii) Compensation Committee and (iii) Governance and Sustainability Committee. The Board may from time to time by resolution establish and maintain other committees of the Board (whether standing or ad hoc committees).

Committee Composition

Each standing committee will have at least three (3) Directors, a majority of whom are Independent Directors.

The Audit Committee and the Compensation Committee may not be chaired by the Chairman or a former executive Director. Members of the Audit Committee shall meet the independence requirements of Rule 10A-3 promulgated under the Exchange Act.

Subject to applicable Laws and NYSE rules, and subject to requisite independence requirements applicable to such committee, the Chief Executive Officer will propose to the Board to appoint the Sponsor Nominee to serve on the Audit Committee and the Compensation Committee; provided, that the Sponsor Group satisfies the Minimum Holding Requirement.

Minimum Holding Requirement

In determining whether the Sponsor Group satisfies the Minimum Holding Requirement, (i) the beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of the Sponsor Group will be calculated after giving effect to Hedged Positions (as defined below) and (ii) the beneficial ownership of the Sponsor Group will include Founder Escrow Shares; provided, that, solely for purposes of determining whether the Sponsor Group satisfies the ownership thresholds in the Minimum Holding Requirement, such Founder Escrow Shares have been released to the Sponsor Group from the Escrow Account in accordance with Section 2.8 of this Agreement.

“Hedged Positions” means the hedging positions and arrangements that effectively transfer Sponsor’s or its Affiliates’ economic interest in the Company to a third party (e.g., forward sale contracts); provided, that the definition of “Hedged Positions” shall not include hedging positions and arrangements (a) in which Sponsor’s and its Affiliates’ economic interest in the Company is retained (e.g., pledges, margin loans), (b) that minimize exposure to certain risks independent of the business operations of the Company (e.g., currency exchange swaps) or (c) that marginally cap or limit the Sponsor’s and its Affiliates’ upside/downside risk while maintaining material economic exposure (e.g., puts, calls and collars). Treatment of hedging positions and arrangements (including puts, calls and collars) in which the Sponsor or its affiliates do not retain a material economic exposure shall be discussed in good faith between the Sponsor and the Company at such time.

Opportunity to Cure	If the Sponsor Group fails to satisfy the Minimum Holding Requirement and such failure continues for a period of twenty (20) trading days from the date on which the Sponsor Group had knowledge of such failure, the Nomination Right shall terminate with immediate effect along with the rights set out in this Term Sheet under the sections “Appointment, Term and Nomination of Directors”, “Vacancy and Inability to Act;

Item	Terms

Temporary Directors”, “Committee Composition”, “Special Consent Rights”, “Consultation Rights”, “Access Rights” and “Right to Participate in Capital Raises”. For the avoidance of doubt, the twenty (20)-day cure period described in the foregoing sentence will only be available to the Sponsor Group if the failure of the Minimum Holding Requirement was not caused by a sale or transfer of Company Ordinary Shares by the Sponsor Group.

Upon the termination of the Nomination Right, the Sponsor Nominee (or any temporary Director replacing a Sponsor Nominee) shall resign from the Board with immediate effect at the request of the Company.

Remuneration

The Company will have a policy in respect of the remuneration of Directors (the “Remuneration Policy”), which will be adopted at a General Meeting by a simple majority of the votes cast upon the proposal of the Board.

The remuneration of the executive Directors will be determined by the Board and the remuneration of non-executive Directors will be determined by the non-executive Directors (acting together as corporate body), in each case in accordance with the Remuneration Policy.

The annual remuneration of the non-executive Directors may be payable 50% in cash and 50% in Company Ordinary Shares.

Dividends	The Board, or the General Meeting upon a proposal of the Board, may resolve to make one or more interim distributions from the Company’s share premium reserve or from any other reserve (other than the special capital reserve); provided, that the requirements of Dutch Law are duly observed. The Board, or the General Meeting upon a proposal of the Board, may resolve that distributions shall be made other than in cash, including in the form of Company Ordinary Shares or shares in another listed company.

Special Consent Rights

Effective as of the Closing, the Articles of Association will be amended to provide that none of the actions listed below may be taken by the Company (including through its Subsidiaries) without the prior approval of the Sponsor, for so long as the Sponsor Group satisfies the Minimum Holding Requirement:

i.   Amendment of the Articles of Association which adversely affects the rights of the Sponsor specifically (as opposed to its rights pro rata as a Company Shareholder);

ii.  Cessation or material alteration of the principal business of the Company, including a material change to its corporate purpose, or change of jurisdiction of incorporation;

iii.   Expansion of the Board to more than fifteen (15) members without granting the Sponsor the right to nominate an additional Director to preserve its proportional representation;

iv.   Dissolution or termination of any standing committee of the Board;

v.  Deregistration of the Company or delisting of the Company Ordinary Shares from NYSE; and

Item	Terms

vi.   A resolution of the Board to make a proposal to the General Meeting for the appointment or removal of the Company’s independent auditors, but only if the replacement is not from among Deloitte, Ernst & Young, KPMG or PricewaterhouseCoopers.

The Sponsor’s consent in connection with any of the above referenced matters may be provided (a) in a signed writing by the Sponsor or (b) with the affirmative vote of the Director serving as the Sponsor Nominee on the relevant Board resolution or with the affirmative vote of the Sponsor on the relevant resolution of the General Meeting, as applicable.

Consultation Rights

For as long as the Sponsor Group satisfies the Minimum Holding Requirement, the Company will consult with the Sponsor (subject to customary confidentiality undertakings) and solicit and consider its views in good faith before taking any of the actions listed below:

i.   Entering into any major, transformative acquisition involving a merger with a similarly situated fashion or luxury goods company; and

ii.  Determining to pay an extraordinary cash dividend (i.e., in addition to any dividend paid out of earnings).

Access Rights	For as long as the Sponsor Group satisfies the Minimum Holding Requirement, the Company shall provide access to senior representatives of the Sponsor to interact with (i) the Chief Financial Officer / Chief Operating Officer of the Company on at least a monthly basis, and (ii) the Chief Executive Officer of the Company on at least a quarterly basis, in each case to ask questions about the affairs of the Company provided that, in each case, neither the Company nor its senior representatives shall be under an obligation to disclose any confidential or non-public information.

Share Capital; Classes of Shares

The authorized share capital of the Company that the Company may issue without amending the Articles of Association shall be an amount equal to four and a half (4.5) times the then issued share capital of the Company as of the Closing.

The initial Equity Securities of the Company shall consist of Company Ordinary Shares and several classes of Special Voting Shares (as defined in this Term Sheet in the section “Loyalty Voting Program” below).

Loyalty Voting Program	In order to strengthen the stability of the Company and foster the development and the continuous involvement of a stable base of long-term shareholders, effective as of the Closing, the Company will adopt a loyalty program (the “Loyalty Voting Program”) pursuant to which Company Shareholders will have the option to have their Company Ordinary Shares registered in a special shareholder register (the “Loyalty Register”) and receive additional shares, for no additional consideration, representing incremental voting rights (such shares, the “Special Voting Shares”) in respect of Company Ordinary Shares held continuously in the Loyalty Register for a specified period of time. The holding period for the Founder Earnout Shares will commence as of the Closing.

Item	Terms

The Special Voting Shares and the terms and conditions for their allocation will be provided in and governed by (i) the Articles of Association and (ii) the Terms and Conditions of the Special Voting Shares (the “SVS Terms”). The SVS Terms will govern the issuance, allocation, acquisition, holding, repurchase and transfer of Special Voting Shares and certain aspects of qualifying common shares and Company Ordinary Shares which will be registered in the Loyalty Register.

In order to facilitate the Loyalty Voting Program, at the Closing the Company will form a Dutch foundation (stichting) (the “Foundation”) which will have the right to subscribe for a number of Special Voting Shares of each class up to the number of Special Voting Shares of each such class included in the Company’s authorized share capital from time to time, in accordance with the Articles of Association and the SVS Terms. An option right may be granted to the Foundation for an unlimited period, which will be intended to ensure that holders of each class of qualifying Company Ordinary Shares in the future will receive their Special Voting Shares without requiring a resolution from the General Meeting. Under the structure of the Foundation, once a Company Shareholder becomes entitled to receive one Special Voting Share of a certain class, the Company will issue such Special Voting Shares to the Foundation pursuant to the Foundation’s exercise of its option right and, thereafter, the Foundation will transfer the Special Voting Shares to such Company Shareholder.

Special Voting Shares

The main features of the Special Voting Shares will be as follows:

i.   Multiple voting rights: Special Voting Shares will provide for the following incremental voting rights based on how long the applicable shareholder has held the Company Ordinary Shares continuously in the Loyalty Register (in addition to the voting rights attached to the Company Ordinary Shares):

Holding Period (T)	# of Additional Votes	Total Effective Votes
0 < T < 2 years	None	1 vote
2 years ≤ T < 5 years	1 vote	2 votes
5 years ≤ T < 10 years	4 votes	5 votes
10 years ≤ T	9 votes	10 votes

ii.  Eligibility:

(a)   Any Company Shareholder will have the option to become eligible for Special Voting Shares by requesting the Company to register all or any portion of its Company Ordinary Shares in the Loyalty Register (a “Request”).

(b)   Upon such Request, the relevant eligible Company Ordinary Shares will be taken out of the relevant book-entry system and will be registered in the Loyalty Register in the name of the requesting Company Shareholder.

(c)   As of the date on which a Company Ordinary Share has been registered in the Loyalty Register in the name of one and the same Company Shareholder or its permitted transferee for an uninterrupted period of two (2) years, such Company Ordinary Share will become a “Qualifying Common Share A” and the holder thereof will become entitled to acquire one Special Voting Share A in respect of such Qualifying Common Share A. Each Special Voting Share A will confer the right to cast one vote.

(d)   As of the date on which a Qualifying Common Share A has been registered in the Loyalty Register in the name of one and the same Company Shareholder or its permitted transferee for an uninterrupted period of five (5) years, such Qualifying Common Share A will become a “Qualifying Common Share B” and the Special Voting A Share held by such Company Shareholder will be converted into a Special Voting Share B. Each Special Voting Share B will confer the right to cast four votes.

(e)   As of the date on which a Qualifying Common Share B has been registered in the Loyalty Register in the name of one and the same Company Shareholder or its permitted transferee for an uninterrupted period of ten (10) years, such Qualifying Common Share B will become a “Qualifying Common Share C” and the Special Voting Share B held by such Company Shareholder will be converted into a Special Voting Share C. Each Special Voting Share C will confer the right to cast nine votes.

iii.   Transferability: The Special Voting Shares will not be listed on any stock exchange and will be non-transferable except in certain limited cases (transfers to Affiliates or relatives through succession or donation) that will be specified in the Articles of Association and SVS Terms. The Articles of Association and SVS Terms will provide for certain permitted transfers, which will not result in the loss of Special Voting Shares nor in the interruption of the relevant holding period. Holding Special Voting Shares will not limit the transferability of the Company Ordinary Shares to which the Special Voting Shares are connected. However, in case of (i) any non-permitted transfer of the Special Voting Shares (or the connected Company Ordinary Shares); (ii) de-registration of the connected Company Ordinary Shares from the Loyalty Register; or (iii) upon the occurrence of a “change of control” (as such term will be defined in the Articles of Association and the SVS Terms) in respect of the relevant Company Shareholder, the incremental voting rights connected to the Special Voting Shares will be suspended with immediate effect and the Special Voting Shares will be transferred to the Company without payment of any consideration.

iv.   Economic rights: The Special Voting Shares will have immaterial economic entitlements (i.e., only such as are required for Dutch Law purposes).

Issuance of Shares	The Board will be irrevocably authorized for a period of five (5) years following the Closing Date to issue and/or subscribe for Equity Securities of the Company up to the authorized share capital in the aggregate (subject to the Right to Participate in Capital Raises below). The authorization may be extended from time to time by the General Meeting for periods not exceeding five (5) years from the date of such extension.

Share Repurchases	The Board will be irrevocably authorized for an initial period of eighteen (18) months following the Closing Date to repurchase Company Ordinary Shares representing up to ten percent (10%) of the issued share capital of the Company in the aggregate; provided, that the Board will be authorized to repurchase up to twenty percent (20%) of the issued share capital if the Company intends to cancel or reissue the repurchased shares within twelve (12) months from the date of such repurchase.

General Meetings

Shareholders solely or jointly representing at least ten percent (10%) of the issued share capital of the Company may request in writing, that the Board calls a General Meeting, stating the matters to be dealt with.

Shareholders solely or jointly representing at least three percent (3%) of the issued share capital of the Company may request the Board, in writing, to include proposed items in the agenda; provided, however, that the Board (i) shall be the competent body with respect to all matters relating to nomination of Directors, remuneration policy, payment of dividends and the corporate governance structure of the Company, and (ii) shall have the right not to place any proposals relating to the above referenced matters on the agenda if the Board judges them to be evidently not in the interest of the Company.

The Chairman, or in his or her absence, the Lead Non-Executive Director, will chair General Meetings.

Pre-Emptive Rights	Effective as of the Closing (and without prejudice to the Right to Participate in Capital Raises set out below), the Board will be irrevocably designated as the competent body to exclude or limit rights of pre-emption upon an issuance of Equity Securities of the Company (up to the authorized share capital) for an initial period of five (5) years, which designation may be extended by the General Meeting for additional periods up to a maximum of five (5) years per period.

Right to Participate in Capital Raises

So long as the Sponsor Group satisfies the Minimum Holding Requirement at such time, if the Company proposes to issue Equity Securities in the Company (the “Proposed Securities”), the Sponsor shall have the right to subscribe for and purchase a portion of the Proposed Securities equal to a percentage determined by dividing (A) the number of Company Ordinary Shares the Sponsor Group beneficially owns on an as converted basis, but excluding for this purpose any attribution of ownership of securities held by Persons who are not Affiliates of the Sponsor by (B) the total number of Company Ordinary Shares then outstanding on an as-converted basis (in each case, the as-converted basis shall be calculated using the maximum number of shares issuable under outstanding Equity Securities).

The rights referred to above shall not apply to any issuance of:

i.   Equity Securities (including upon exercise or settlement of Equity Securities) to Directors, officers, employees, consultants or other agents of the Company as approved by the Board, up to an amount equal to one percent (1%) of each class of Equity Securities that will be outstanding on a fully diluted basis immediately prior to the issuance of the new Equity Securities; or

ii.  Equity Securities pursuant to an employee stock option plan, management incentive plan, restricted stock plan, stock purchase plan or stock, ownership plan, dividend reinvestment plan, direct stock purchase plan or similar benefit plan, program or agreement as approved by the Board, up to an amount equal to one percent (1%) of each class of Equity Securities that will be outstanding on a fully diluted basis immediately prior to the issuance of the new Equity Securities.

Transfer of Company Ordinary Shares

The transfer of a Company Ordinary Share will require a deed executed for that purpose and, save in the event that the Company itself is a party to the transaction, written acknowledgement by the Company of the transfer.

For as long as Company Ordinary Shares are listed on a regulated foreign stock exchange, the Board may resolve, in accordance with applicable Dutch Laws, that the foregoing sentence shall not apply to the Company Ordinary Shares that are registered in the part of the shareholders register which is kept outside the Netherlands by a registrar appointed by the Board for the purpose of the listing on such foreign stock exchange and that the property law aspects of such Shares shall be governed by the law of the state of establishment of such stock exchange or by the law of the state in which deliveries and other legal acts under property law relating to the Company Ordinary Shares can or must be made with the consent of such stock exchange.

Long-form documents

To the extent permitted under Dutch law, the Parties agree to reflect in the Company Articles of Association, the Shareholders Agreement (to which the Company will be a party), the Company Board Regulations and the Terms and Conditions of the Special Voting Shares (the “Long-Form Documents”) all provisions included in this Term-Sheet.

The Long Form Documents will include specific provisions that the Parties shall, and shall cause their respective Affiliates to, use all rights and powers available to them to ensure that full effect will be given to the provisions of the Long Form Documents, including by exercising their voting rights (including without limitation by voting in favor of persons nominated for appointment by the Sponsor in accordance with the paragraph “Nomination Right” above), or executing and delivering such additional documents, instruments, conveyances and assurances, and taking such further actions as may be reasonably required to give full effect to and carry out the provisions of the Long-Form Documents.

The Long Form Documents will be governed by the Laws of the Netherlands.

EXHIBIT F

FORM OF COMPANY SUPPORT AGREEMENT

[***]

EXHIBIT G

FORM OF SPONSOR LETTER AGREEMENT

[***]

Annex B

The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on [insert date] between Investindustrial Acquisition Corp. (the “Surviving Company”) and EZ Cayman (the “Merging Company”).

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.

Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company upon the terms and subject to the conditions of the Business Combination Agreement dated July 18, 2021 and made between, amongst others, the Surviving Company and the Merging Company (the “Business Combination Agreement”) a copy of which is annexed at Annexure 1 hereto, and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Business Combination Agreement.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2	The surviving company (as defined in the Statute) is the Surviving Company.

3

The registered office of the Surviving Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the registered office of the Merging Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

4

Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$55,000 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, into 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and into 5,000,000 preference shares of a par value of US$0.0001 each and the Surviving Company will have 40,250,000 Class A ordinary shares, 10,062,500 Class B ordinary shares and no preference shares in issue.

5

Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$50,000 divided into 50,000 shares of a par value of US$1.00 each and the Merging Company will have one share in issue.

6

The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the “Effective Date”).

7

The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in the Business Combination Agreement in the form annexed at Annexure 1 hereto.

8

The rights and restrictions attaching to the shares in the Surviving Company are set out in the Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

B-1

9

The Memorandum and Articles of Association of the Surviving Company shall be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form annexed at Annexure 2 hereto on the Effective Date.

10	There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

11	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13	The names and addresses of each director of the surviving company (as defined in the Statute) are:

13.1	MaplesFS UK Corporate Director No. 2 Limited of 11th Floor, 200 Aldersgate Street, London EC1A4HD, United Kingdom; and

13.2	Sam Ellis of 11th Floor, 200 Aldersgate Street, London EC1A4HD, United Kingdom.

14	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

15

This Plan of Merger has been authorised by the shareholders of the Surviving Company and the Merging Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Surviving Company. This Plan of Merger has been authorised by the sole shareholder of the Merging Company pursuant to section 233(6) of the Statute.

16	At any time prior to the Effective Date, this Plan of Merger may be:

16.1	terminated by the board of directors of either the Surviving Company or the Merging Company;

16.2	amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)

effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

17	This Plan of Merger may be executed in counterparts.

18	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Investindustrial Acquisition Corp.	)

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
EZ Cayman	)

B-2

Annexure 1

Business Combination Agreement

Annexure 2

Amended and Restated Memorandum and Articles of Association of the Surviving Company

Annex C

COMPANY SUPPORT AGREEMENT

This COMPANY SUPPORT AGREEMENT (this “Agreement”), dated as of July 18, 2021, is entered into by and among Investindustrial Acquisition Corp., a Cayman Islands exempted company (“IIAC”), Ermenegildo Zegna Holditalia S.p.A, a joint stock company incorporated under Italian law (the “Company”), and the undersigned shareholders of the Company (such shareholders, the “Shareholders” and, together with IIAC and the Company, each a “Party” and collectively, the “Parties”). Unless specified otherwise or context requires, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Business Combination Agreement, dated as of July 18, 2021 (as amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, IIAC and EZ Cayman, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (“Merger Sub”).

RECITALS

WHEREAS, as of the date hereof, the Company, IIAC and Merger Sub have entered into the Business Combination Agreement, which provides for the merger of Merger Sub with and into IIAC (the “Merger”), with IIAC surviving the Merger as a wholly owned subsidiary of the Company;

WHEREAS, as of the date of this Agreement, each Shareholder is the sole record holder and beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act, which meaning shall apply for all purposes of this Agreement whenever the term “beneficial” or “beneficially” is used) of, and has full voting power over the number of Company Ordinary Shares set forth opposite such Shareholder’s name on Schedule 1 attached hereto (such shares, together with any additional Company Ordinary Shares (or any securities convertible into or exercisable or exchangeable for Company Ordinary Shares) of which such Shareholder acquires record or beneficial ownership after the date hereof, including by Transfer (as defined below), purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Subject Shares”); and

WHEREAS, as a material inducement to the Company and IIAC to enter into the Business Combination Agreement and consummate the Transactions, the Shareholders and the Company desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

ARTICLE 1

VOTING AND TRANSFER OF SHARES

Section 1.01. Voting.

(a) Each Shareholder, solely in his, her or its capacity as a shareholder of the Company and on behalf of himself, herself and itself and not the other Shareholder, irrevocably and unconditionally agrees, during the period beginning on the date of this Agreement and ending on the Expiration Date (the “Applicable Period”), at each meeting of the shareholders of the Company duly called and convened in accordance with the Governing Documents of the Company (a “Meeting”) and at each adjournment or postponement thereof, to cause to be present in person or represented by proxy and to vote or cause to be voted such Shareholder’s Subject Shares that are entitled to vote, in each case as follows:

(i) in favor of any proposal for shareholders of the Company to approve and adopt the Business Combination Agreement and the Transactions and any other matters necessary for consummation of the Conversion and the other Transactions, including, without limitation, in any circumstances upon which a consent or other approval is required under the Company’s Governing Documents, sought with respect to the adoption and approval of the Conversion, the transfer of the Company Ordinary Shares and the Pre-Closing Restructuring Transactions or otherwise sought with respect to the Business Combination Agreement or the Transactions;

(ii) in favor of any proposal to adjourn a Meeting at which there is a proposal for shareholders of the Company to adopt the Business Combination Agreement to a later date if there are not sufficient votes to adopt the Business Combination Agreement or if there are not sufficient Company Ordinary Shares present in person or represented by proxy at such Meeting to constitute a quorum;

(iii) against any proposal providing for a Company Acquisition Proposal or the adoption of an agreement to enter into a Company Acquisition Proposal; and

(iv) against any action, transaction or agreement that would, or would reasonably be expected to (A) result in a breach of any representation or warranty or covenant of the Company under the Business Combination Agreement or such Shareholder under this Agreement (or any other Ancillary Document) or any of the conditions to the consummation of the Transactions not being fulfilled in accordance with the Business Combination Agreement, this Agreement and the other Ancillary Documents, (B) prevent, delay or impair consummation of the Transactions, or (C) facilitate any proposal relating to a Company Acquisition Proposal or any agreement to enter into a Company Acquisition Proposal.

(b) Any vote required to be cast pursuant to this Section 1.01 shall be cast in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present (if applicable) and for purposes of recording the results of that vote. For the avoidance of doubt, nothing contained herein requires a Shareholder (or entitles any proxy of a Shareholder) to convert, exercise or exchange any options, warrants or convertible securities in order to obtain any Company Ordinary Shares.

(c) Subject to the last sentence of this Section 1.01(c), and solely in the event of a failure by a Shareholder to act in accordance with such Shareholder’s obligations as to voting all of its Company Ordinary Shares pursuant to Section 1.01(a) prior to the termination of this provision pursuant to Section 6.01, each Shareholder, with respect to the Subject Shares, hereby irrevocably appoints the chief executive officer of IIAC or any other officer of IIAC so designated by IIAC as such Shareholder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstitution), for and in the name, place and stead of such Shareholder, (i) to attend on behalf of such Shareholder any Meeting (including at any adjournment or postponement thereof) with respect to the matters described in Section 1.01(a), (ii) to include the Subject Shares in any computation for purposes of establishing a quorum at any such Meeting and (iii) to vote (or cause to be voted) with respect to, as applicable, the Subject Shares on the matters specified in, and in accordance and consistent with Section 1.01(a) in connection with any Meeting. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate at the Expiration Date.

(d) The proxy granted by each Shareholder pursuant to Section 1.01(c), if it becomes effective, is coupled with an interest sufficient in law to support an irrevocable proxy and is granted in consideration for the Company and IIAC entering into the Business Combination Agreement and agreeing to consummate the Transactions in accordance with and subject to the conditions set forth herein. The proxy granted by each Shareholder pursuant to Section 1.01(c), if it becomes effective, is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by each Shareholder to the maximum extent permitted by applicable Law and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The proxyholder may not exercise the proxy granted pursuant to Section 1.01(c), if it becomes effective, on any matter except for those matters described in Section 1.01(a).

(e) Each Shareholder agrees not to enter into any commitment, agreement, understanding or similar arrangement with any Person to vote or give voting instructions or express consent or dissent in writing with respect to any of such Shareholder’s Subject Shares in any manner inconsistent with the terms of this Section 1.01.

Section 1.02. No Transfers. During the Applicable Period, each Shareholder shall not, directly or indirectly: (a) sell, convey, assign, transfer (including by succession or otherwise by operation of Law), exchange, pledge, hypothecate or otherwise encumber or dispose of any Subject Shares (or any right, title or interest therein) or any rights to acquire any securities or equity interests of the Company; (b) deposit any Subject Shares or any rights to acquire any securities or equity interests of the Company into a voting trust or enter into a voting agreement or any other arrangement with respect to any Subject Shares or any rights to acquire any securities or equity interests of the Company or grant or purport to grant any proxy or power of attorney with respect thereto; (c) enter into any contract, option, call or other arrangement or undertaking, whether or not in writing, with respect to the sale, conveyance, assignment, transfer (including by succession or otherwise by operation of Law), exchange, pledge, hypothecation or other encumbrance or disposition, or limitation on the voting rights, of any Subject Shares (or any right, title or interest therein) or any rights to acquire any securities or equity interests of the Company; (d) otherwise grant, permit or suffer the creation of an Encumbrance on any Subject Shares (other than applicable restrictions on transfer under U.S. state or federal securities or “blue sky” Laws) or (e) commit or agree to take any of the foregoing actions or discuss, negotiate or make an offer or enter into a commitment, agreement, understanding or similar arrangement to take any of the foregoing actions (any action described in clauses (a), (b), (c), (d) and (e), a “Transfer”); provided, however, that the foregoing shall not prohibit Transfers (i) between a Shareholder and any Affiliate of such Shareholder, (ii) to a trust for the benefit of a Shareholder or to any member of a Shareholder’s immediate family or a trust for the benefit of such immediate family member or (iii) by will, other testamentary document or under the laws of intestacy upon the death of a Shareholder, in each case, so long as, prior to and as a condition to the effectiveness of any such Transfer, such Affiliate or transferee executes and delivers to the Company a joinder to this Agreement in the form attached hereto as Annex A. Any Transfer or action in violation of this Section 1.02 shall be void ab initio. If any involuntary Transfer of any Subject Shares occurs, the transferee (and all transferees and subsequent transferees of such transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect during the Applicable Period. For the avoidance of doubt, nothing in this Section 1.02 shall prevent entry into or performance of any obligations pursuant to any Ancillary Documents to which a Shareholder is or will be a party.

Section 1.03. Waiver of Appraisal Rights. Each Shareholder hereby agrees to irrevocably and unconditionally waive and not to assert any withdrawal rights or appraisal rights, including, without limitation, pursuant to Article 2437 and following of the Italian Civil Code, which they might become entitled to exercise under applicable Law or the organizational documents of the Company as a result of any resolutions adopted in accordance with the terms of Section 1.01 of this Agreement or otherwise in connection with the Business Combination Agreement and the Transactions.

Section 1.04. Agreement to Sell. Upon the terms and subject to the conditions of this Agreement and the Business Combination Agreement, promptly following the Capital Distribution provided for in the Business Combination Agreement, Monterubello società semplice (“Monterubello”) shall sell, assign, convey, transfer and deliver to the Company, and the Company shall purchase, acquire and accept from Monterubello, 54,600,000 Company Ordinary Shares, free and clear of all Encumbrances (other than Permitted Encumbrances), in exchange for the Cash Consideration accompanied by evidence of the transfer thereof in form and substance reasonably satisfactory to the Company and IIAC.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Each Shareholder hereby represents and warrants, solely with respect to himself, herself or itself and not any of the other Shareholders, to the Company and IIAC as follows:

Section 2.01. Organization; Authorization. In the event the Shareholder is an individual, such Shareholder has full power, right and legal capacity to execute and deliver this Agreement and to perform his or her obligations hereunder and to consummate the transactions contemplated by this Agreement. In the event the Shareholder is a legal entity, (a) such Shareholder is duly organized and validly existing under the Laws of its jurisdiction of its organization, (b) such Shareholder has all requisite corporate or similar power and authority and has taken all corporate or similar action necessary in order to execute and deliver this Agreement, to perform its obligations under this Agreement and consummate the transactions contemplated by this Agreement, and (c) the execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of such Shareholder. This Agreement has been duly executed and delivered by each Shareholder and this Agreement constitutes a valid and binding agreement of each Shareholder (assuming that this Agreement is duly authorized, executed and delivered by the other Parties hereto) enforceable against such Shareholder in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity (collectively, the “Bankruptcy and Equity Exception”)).

Section 2.02. Governmental Filings; No Violations; Certain Contracts.

(a) No filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by such Shareholder with, nor are any required to be made or obtained by such Shareholder with or from any Governmental Entity, in connection with the execution, delivery and performance of his, her or its covenants, agreements or obligations under this Agreement by such Shareholder and the consummation of the Transactions or the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of such Shareholder to perform its obligations under this Agreement or to consummate the Transactions or the transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement by such Shareholder does not, and the consummation of the Transactions or the transactions contemplated by this Agreement by such Shareholder shall not, constitute or result in (i) a breach or violation of, or a default under, the Governing Documents of such Shareholder, as applicable, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of any Encumbrance on any of the Subject Shares or any other assets of such Shareholder pursuant to, any Contract binding upon such Shareholder or under any Law to which such Shareholder is subject or (iii) any change in the rights or obligations of any party under any Contract binding upon such Shareholder, except, in each case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of such Shareholder to perform its obligations under this Agreement or consummate the Transactions or the transactions contemplated by this Agreement.

Section 2.03. Litigation. As of the date of this Agreement, there is no Proceeding pending against such Shareholder or, to the knowledge of such Shareholder, threatened in writing against or involving such Shareholder that challenges the beneficial or record ownership of such Shareholder’s Subject Shares or the validity of this Agreement, or challenges or seeks to prevent, enjoin or materially delay the performance by such Shareholder of its obligations under this Agreement.

Section 2.04. Ownership of Company Stock; Voting Power. Schedule 1 hereto correctly sets forth the number of each Shareholder’s Subject Shares as of the date of this Agreement, and, other than such Subject Shares, as of the date of this Agreement, there are no Equity Securities of the Company held of record or beneficially owned by such Shareholder or in respect of which such Shareholder has voting power. Such Shareholder is the holder of record and beneficial owner of, and has good and valid title to, all of its Subject Shares and has, and shall have throughout the Applicable Period, full voting power and power of disposition with respect to all such Subject Shares free and clear of any liens, claims, pledges, proxies, voting trusts or agreements, options or any other encumbrances or restrictions on title, transfer or exercise of any rights of a shareholder in respect of such Subject Shares (collectively, “Encumbrances”), except for any such Encumbrance that (a) may be imposed pursuant to (i) this Agreement, (ii) any applicable restrictions on transfer under U.S. state or federal securities or “blue sky” Laws, or (iii) the Company’s Governing Documents or the terms of any customary custody or similar agreement applicable to Subject Shares held in brokerage accounts as of the date hereof (collectively, the “Permitted Encumbrances”) or (b) would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of such Shareholder to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement). No Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Shareholders’ Subject Shares other than pursuant to the Business Combination Agreement.

Section 2.05. Reliance. Each Shareholder understands and acknowledges that each of the Company and IIAC is entering into the Business Combination Agreement in reliance upon such Shareholder’s execution, delivery and performance of this Agreement and upon the representations and warranties and covenants of such Shareholder contained in this Agreement and but for the Shareholder’s execution, delivery and performance of this Agreement and the representations and warranties and covenants of such Shareholder contained in this Agreement, the Company and IIAC would not have entered into or agreed to consummate the Transactions or the transactions contemplated by the Ancillary Documents.

Section 2.06. Finder’s Fees. No agent, broker, investment banker, finder or other intermediary is or shall be entitled to any fee or commission or reimbursement of expenses from IIAC or the Company or any of their respective Affiliates in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Shareholder.

Section 2.07. Registration Statement / Proxy Statement. None of the information supplied or to be supplied by such Shareholder for inclusion or incorporation by reference in the Registration Statement / Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the shareholders of IIAC and at the time of the IIAC Shareholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 2.08. Other Agreements. Such Shareholder has not taken or permitted any action that would or would reasonably be expected to (a) constitute or result in a breach hereof, (b) make any representation or warranty of such Shareholder set forth herein untrue or inaccurate or (c) otherwise restrict, limit or interfere with the performance of this Agreement, the Business Combination Agreement, the Transactions or the transactions contemplated by this Agreement.

Section 2.09. Shareholder Has Adequate Information. Such Shareholder acknowledges that he, she or it is a sophisticated investor with respect to its Subject Shares and has adequate information concerning the business and financial condition of IIAC and the Company to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon IIAC, the Company or any Affiliate of IIAC and the Company, and based on such information as such Shareholder has deemed appropriate, his, her or its own analysis and decision to enter into this Agreement. Each Shareholder acknowledges that he, she or it has had the opportunity to seek independent legal advice prior to executing this Agreement.

Section 2.10. No Other Representations or Warranties. Except for the representations and warranties made by each Shareholder in this Article 2, no Shareholder or any other Person makes any express or implied representation or warranty to the Company or IIAC in connection with this Agreement or the transactions contemplated by this Agreement, and each Shareholder expressly disclaims any such other representations or warranties.

ARTICLE 3

CERTAIN COVENANTS

Section 3.01. Public Announcements; Filings; Disclosures.

(a) Each Shareholder (and such Shareholder’s controlled Affiliates) shall not issue any press release or make any other public announcement or public statement (a “Public Communication”) with respect to this Agreement, the Business Combination Agreement, the Transactions or the transactions contemplated by this Agreement, except (i) as required by applicable Law or court process or (ii) with the prior written consent of

IIAC and the Company; provided, that the foregoing shall not apply to any disclosure required to be made by a Shareholder to a Governmental Entity so long as such disclosure is consistent with the terms of this Agreement and the Business Combination Agreement and the disclosures made by the Company and IIAC pursuant to the terms of the Business Combination Agreement. Notwithstanding anything to the contrary in this Section 3.01(a), if the Shareholder is a director or officer of the Company, in his or her capacity as a director or officer of the Company, he or she may make public statements in such capacity to the extent permitted under the Business Combination Agreement.

(b) Each Shareholder hereby consents to and authorizes the Company, Merger Sub and IIAC to publish and disclose in any Public Communication or in any disclosure required by the SEC and in the Registration Statement / Proxy Statement such Shareholder’s identity and ownership of Subject Shares and his, her or its obligations under this Agreement (the “Shareholder Information”), consents to and authorizes the filing of this Agreement to the extent required by applicable Law to be filed with the SEC or any regulatory authority relating to the Transactions, and agrees to cooperate with IIAC and the Company in connection with such filings, including providing Shareholder Information reasonably requested by the Company or IIAC. The Company and IIAC, as applicable, shall provide the Shareholders with a reasonable opportunity to review and comment on any Shareholder Information included in such disclosure in advance of its filing. As promptly as practicable, each Shareholder shall notify the Company or IIAC, as applicable, of any required corrections with respect to any Shareholder Information supplied by such Shareholder, if and to the extent such Shareholder becomes aware that any such Shareholder Information shall have become false or misleading in any material respect.

(c) Each Shareholder shall be bound by and subject to Section 6.5 (Confidentiality and Access to Information) of the Business Combination Agreement to the same extent as such provision applies to the Company, as if the Shareholder is directly party thereto.

Section 3.02. Non-Solicitation. Each Shareholder acknowledges that such Shareholder has read Section 6.7 (Exclusive Dealing) of the Business Combination Agreement. In addition, each Shareholder, solely in his, her or its capacity as a shareholder of the Company, agrees not to, directly or indirectly, take any action that would violate Section 6.7 of the Business Combination Agreement if such Shareholder were deemed a “Representative” of the Company for purposes of Section 6.7 of the Business Combination Agreement; provided, that the foregoing shall not serve to limit or restrict any actions taken by such Shareholder in any capacity other than as a shareholder of the Company, to the extent such actions are in compliance with or required under Section 6.7 of the Business Combination Agreement.

Section 3.03. No Agreement as Director or Officer. Each Shareholder is entering into this Agreement solely in such Shareholder’s capacity as record or beneficial owner of Subject Shares and, subject to compliance with terms and conditions of the Business Combination Agreement, nothing herein is intended to or shall limit or affect any actions taken by such Shareholder or any employee, officer, director (or person performing similar functions), partner or other Affiliate (including, for this purpose, any appointee or representative of such Shareholder to the Company Board) of such Shareholder, solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company) or other fiduciary capacity for the Company’s shareholders.

Section 3.04. Acquisition of Additional Shares. In the event (i) of a stock split, stock dividend or distribution, or any change in the Company Ordinary Shares by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of Company Ordinary Shares, including by the exercise of Equity Securities of the Company or otherwise, (ii) a Shareholder purchases or otherwise acquires beneficial ownership of any Company Ordinary Shares or (iii) the Shareholder acquires the right to vote or share in the voting of any Company Ordinary Shares, in each case during the Applicable Period, the term “Subject Shares” shall be deemed to refer to and include such Company Ordinary Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such Company Ordinary Shares may be changed or exchanged or which are received in such transaction.

Section 3.05. No Litigation.

(a) Each Shareholder hereby agrees not to commence, maintain or participate in, or facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, suit, proceeding or cause of action, in law or in equity, in any court or before any Governmental Entity (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement, the Business Combination Agreement or any of the Ancillary Documents (including any claim seeking to enjoin or delay the consummation of the Transactions), (b) alleging a breach of any fiduciary duty of any Person in connection with the Business Combination Agreement or the Transactions, or (c) otherwise relating to the Business Combination Agreement, this Agreement, any other Ancillary Document, the Transactions or the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit a Shareholder from enforcing such Shareholder’s rights under this Agreement or such Shareholder’s right to receive the Cash Consideration pursuant to the Business Combination Agreement in accordance with the terms thereof.

(b) Each Shareholder shall be bound by and subject to Section 9.18 (Trust Account Waiver) of the Business Combination Agreement to the same extent as such provision applies to the Company, as if the Shareholder is directly party thereto.

Section 3.06. No Adverse Action. Each Shareholder hereby agrees that, except as expressly provided or permitted by this Agreement, such Shareholder shall not, and shall cause its Affiliates not to, without the prior written consent of the Company (in the Company’s sole discretion), directly or indirectly, take or permit any action that would in any way (a) restrict, limit or interfere with the performance of such Shareholder’s obligations hereunder, (b) make any representation or warranty of such Shareholder herein untrue or inaccurate or (c) otherwise restrict, limit or interfere with the performance of this Agreement, the Business Combination Agreement, the Transactions or the transactions contemplated by this Agreement. Each Shareholder shall notify the Company in writing promptly of (i) any fact, event or circumstance that would cause, or would reasonably be expected to cause or constitute, an untruth or inaccuracy in the representations and warranties of such Shareholder herein and (ii) the receipt by such Shareholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; provided, however, that the delivery of any notice pursuant to this sentence shall not limit or otherwise affect the remedies available to any Party.

Section 3.07. Ancillary Agreements. Each Shareholder hereby agrees that it shall deliver, substantially simultaneously with the Closing, to the Company and IIAC a duly executed counterpart to any Ancillary Document to which he, she or it is or will be a party.

Section 3.08. Release. Subject to and upon the consummation of the Merger and the receipt of the consideration that is due to it in accordance with the Business Combination Agreement, and for other good and valuable consideration, the sufficiency of which such Shareholder hereby agrees and acknowledges, from and after (and effective upon) the Closing, such Shareholder, and, if the Shareholder is a legal entity, together with the Shareholder’s officers, directors, stockholders, Subsidiaries and Affiliates, and each of their respective heirs, Representatives, successors and assigns (such persons, the “Releasors”) hereby fully and unconditionally (subject to the receipt of the amounts specified in this paragraph) releases and forever discharges, to the maximum extent permitted by applicable Law, each of IIAC, the Company, Merger Sub, and each of their respective Subsidiaries and Affiliates, and each of their respective current, former or future Representatives, predecessors, successors and assigns (collectively, the “Released Parties”), from and against any and all liabilities, actions, causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever, whether known or unknown, asserted or unasserted, suspected or unsuspected, absolute or contingent, unmatured or inchoate, both at law and in equity, which such Shareholder or any of the Releasors ever had, now has or may hereafter have against any of the Released Parties, on or by reason of any matter, cause or thing whatsoever that arose prior to the Closing. Notwithstanding the foregoing or anything to the contrary contained herein, nothing in this Agreement will waive or preclude such Shareholder from exercising Shareholder’s rights, if any, (a) to receive and be paid the portion of the consideration (including the Cash Consideration) payable under, and subject to the terms and conditions set forth in, the Business Combination Agreement in respect of each Subject Share held by such Shareholder immediately prior to the Closing, (b) if such Shareholder is or was prior to the Closing, an officer or director of the Company, to indemnification, advancement of expenses or exculpation in accordance with the terms and conditions and other limitations set forth in Section 6.16 of the Business Combination Agreement, (c) to indemnification to which such Shareholder may be entitled pursuant to an indemnification agreement with the Company or the Governing Documents of the Company, (d) any employment compensation or benefits matter owed to Releasor in his or her capacity as a director, manager, officer or employee of the Company, its Affiliates or its Subsidiaries, and (e) any liabilities of a Released Party in connection with any future transactions between the parties that are not related to the Business Combination Agreement, the Transactions, the Ancillary Documents, or the transactions contemplated thereby. Such Shareholder understands and acknowledges on behalf of itself and the other Releasors that it is releasing potentially unknown claims, and that it may have limited knowledge with respect to some of the claims being released. Each Shareholder acknowledges that the Releasors may hereafter discover facts different from or in addition to the facts the Releasors now know or believe to be true with respect to the subject matter of this Agreement; however, the Releasors intend that the general releases herein given shall be and remain in full force and effect, notwithstanding the discovery or existence of any such different or additional facts. Without limiting the foregoing, by signing this Agreement, such Shareholder, on behalf of itself and the other Releasors, expressly waives and releases any provision of Law that purports to limit the scope of a general release.

Section 3.09. Further Assurances. Each Shareholder shall execute and deliver, or cause to be executed and delivered, such further certificates, instruments and other documents and to take such further actions as may be necessary, desirable or appropriate for the purpose of effectively carrying out the Transactions and the transactions contemplated by this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to each Shareholder and IIAC as follows:

Section 4.01. Organization. The Company is a legal entity duly organized, validly existing and in good standing under the Laws of Italy.

Section 4.02. Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Company Board and upon receipt of the Company Required Shareholder Approval, no other corporate or equivalent action or proceeds on the part of the Company is necessary to authorize this Agreement or the performance of the Company’s obligations hereunder. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03. No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article 4, neither the Company nor any other Person makes any express or implied representation or warranty to the Shareholders or IIAC in connection with this Agreement or the transactions contemplated by this Agreement, and the Company expressly disclaims any such other representations or warranties.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF IIAC

IIAC represents and warrants to each Shareholder and the Company as follows:

Section 5.01. Organization. IIAC is an exempted company duly incorporated, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of incorporation.

Section 5.02. Authorization. IIAC has all requisite exempted company power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the IIAC Board and upon receipt of the Required IIAC Shareholder Approval, no other corporate or equivalent action or proceeds on the part of IIAC is necessary to authorize this Agreement or the performance of IIAC’s obligations hereunder. This Agreement has been duly executed and delivered by IIAC and constitutes a valid and binding agreement of IIAC enforceable against IIAC in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 5.03. No Other Representations or Warranties. Except for the representations and warranties made by IIAC in this Article 5, neither IIAC nor any other Person makes any express or implied representation or warranty to the Shareholders or the Company in connection with this Agreement or the transactions contemplated by this Agreement, and IIAC expressly disclaims any such other representations or warranties.

ARTICLE 6

GENERAL PROVISIONS

Section 6.01. Termination. This Agreement, including the voting agreements contemplated by this Agreement, shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earliest of: (a) the Closing; (b) the termination of the Business Combination Agreement in accordance with its terms; and (c) the effective date of a written agreement duly executed and delivered by IIAC, the Company and each Shareholder terminating this Agreement (the date and time at which the earlier of clause (a), (b) and (c) occurs being, the “Expiration Date”); provided, however, that Section 3.01, Section 3.05, Section 3.08 and Article 6 of this Agreement shall survive termination of this Agreement. Nothing set forth in this Section 6.01 or elsewhere in this Agreement shall affect any Liability on the part of any Party for fraud or any willful and material breach of this Agreement.

Section 6.02. Non-Survival of Representations and Warranties. None of the representations or warranties contained in this Agreement or other writing delivered pursuant hereto shall survive the Closing.

Section 6.03. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given ) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

If to IIAC:

Investindustrial Acquisition Corp.

Suite 1, 3rd Floor, 11-12 St James’s Square

London SW1Y 4LB

United Kingdom

Attention:    Andrea Cicero

                    Alex Browning

E-mail:        [***]

                    [***]

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:     Jonathan L. Davis, P.C.; David Perechocky

E-mail: jonathan.davis@kirkland.com; david.perechocky@kirkland.com and to:

Kirkland & Ellis International LLP

30 St. Mary Axe

London, EC3A 8AF

United Kingdom

Attention:     Cedric Van den Borren

E-mail: cedric.vandenborren@kirkland.com

and to:

Chiomenti

Via Verdi, 2

20121 - Milano

Italia

Attention: Carlo Croff

Luigi Vaccaro

E-mail:     carlo.croff@chiomenti.net

                 luigi.vaccaro@chiomenti.net

if to the Company:

Ermenegildo Zegna Holditalia S.p.A.

Via Roma 99/100

Valdilana (Biella)

Italy

Attention: Gianluca Ambrogio Tagliabue

Email: [***]

with copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Scott D. Miller

Email: millersc@sullcrom.com

If to a Shareholder, to such Shareholder’s address set forth on Schedule 2 hereto.

Section 6.04. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in IIAC or the Company any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares of any Shareholder. All rights, ownership and economic benefits of and relating to the Subject Shares of the Shareholders shall remain vested in and belong to the Shareholders, and neither IIAC nor the Company shall have any authority to direct the Shareholders in the voting or disposition of any of a Shareholder’s Subject Shares, in each case, except as otherwise provided herein.

Section 6.05. Miscellaneous. Sections 9.2 (Entire Agreement; Assignment), 9.3 (Amendment), 9.5 (Governing Law), 9.7 (Construction; Interpretation), 9.9 (Parties in Interest), 9.10 (Severability), 9.11 (Counterparts; Electronic Signatures), 9.13 (No Recourse), 9.14 (Extension; Waiver), 9.15 (Waiver of Jury Trial), 9.16 (Arbitration) and 9.17 (Remedies) of the Business Combination Agreement shall be deemed incorporated into, made part of and shall apply mutatis mutandis to, this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

ERMENEGILDO ZEGNA HOLDITALIA S.P.A.

By:	/s/ Ermenegildo Zegna Di Monte Rubello
Name: Ermenegildo Zegna Di Monte Rubello
Title: Chief Executive Officer

INVESTINDUSTRIAL ACQUISITION CORP.

By:	/s/ Roberto Ardagna
Name: Roberto Ardagna
Title: Chief Executive Officer

MONTERUBELLO SOCIETÀ SEMPLICE

By:	/s/ Ermenegildo Zegna Di Monte Rubello
Name: Ermenegildo Zegna Di Monte Rubello
Title: Authorized Signatory

Ermenegildo Zegna Di Monte Rubello

/s/ Ermenegildo Zegna Di Monte Rubello

[Signature Page to Support Agreement]

SCHEDULE 1

Shareholder	Shares Owned Beneficially as of the date hereof	Shares Held of Record as of the date hereof	Shares Over Which the Shareholder has Full Voting Power as of the date hereof
Monterubello società semplice	3,956,000	3,956,000	3,956,000
Ermenegildo Zegna	93,449	93,449	93,449

SCHEDULE 2

Shareholder	Address
Monterubello società semplice	Via Trieste 13, Biella 13900, Italy

Ermenegildo Zegna	Via Roma 99/100, Valdilana (Biella) 13835, Italy

ANNEX A

FORM OF JOINDER

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Company Support Agreement, dated as of July 18, 2021 (the “Support Agreement”), by and among Investindustrial Acquisition Corp., a Cayman Islands exempted company, Ermenegildo Zegna Holditalia S.p.A, a joint stock company incorporated under Italian law (the “Company”) and the shareholders of the Company that are party thereto as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms. Unless specified otherwise or context requires, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Support Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and a “Shareholder” under, the Support Agreement as of the date hereof and shall have all of the rights and obligations of a Shareholder as if it had executed the Support Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Support Agreement.

IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.

Date: [●] [●], 20[●]

By:
Name:
Title:

Address for Notices:

With copies to:

Annex D

SPONSOR LETTER AGREEMENT

This SPONSOR LETTER AGREEMENT (this “Agreement”), dated as of July 18, 2021, is made by and among Investindustrial Acquisition Corp. L.P., a limited partnership incorporated in England and Wales (the “Sponsor”), the other holders of IIAC Class B Shares set forth on Schedule I hereto (the “Other Class B Holders”, and together with the Sponsor, collectively, the “Shareholders”), Investindustrial Acquisition Corp., a Cayman Islands exempted company (“IIAC”), and Ermenegildo Zegna Holditalia S.p.A., a joint stock company incorporated under Italian law (together with its successors, including from and after the Conversion (as such term is defined in the Business Combination Agreement), the “Company”). The Sponsor, the Other Class B Holders, IIAC and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, IIAC, the Company and EZ Cayman, a Cayman Islands exempted company (“Merger Sub”), entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”); and

WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, (a) the Shareholders agree that they will vote in favor of approval of the Business Combination Agreement and the transactions contemplated thereby (including the Merger) and (b) the Shareholders agree to waive any adjustment to the conversion ratio set forth in the Governing Documents of IIAC, including under Article 17.3 of the Amended and Restated Articles of Association of IIAC, or any other anti-dilution or similar protection with respect to all of the IIAC Class B Shares related to the Transactions.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1.    Agreement to Vote.

(a)    Each Shareholder (in his, her or its capacity as a shareholder of IIAC and on behalf of himself, herself and itself and not the other Shareholders) hereby irrevocably agrees, at any meeting of the shareholders of IIAC duly called and convened in accordance with the Governing Documents of IIAC, whether or not adjourned and however called, including at the IIAC Shareholders Meeting or otherwise, and in any action by written consent of the shareholders of IIAC, (i) to vote, or cause to be voted, or execute and return, or cause to be executed and returned, an action by written consent with respect to, as applicable, all of such Shareholder’s IIAC Class B Shares and IIAC Class A Shares (if any) held of record or beneficially by such Shareholder as of the date of this Agreement, or to which such Shareholder acquires record or beneficial ownership after the date hereof (including by Transfer (as defined below), purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities) and prior to the Closing (collectively and together with any securities convertible into or exercisable or exchangeable for such shares (to the extent so converted), the “Subject IIAC Equity Securities”) in favor of each of the Transaction Proposals, in each case, to the extent Subject IIAC Equity Securities are entitled to vote thereon or consent thereto and (ii) when such meeting is held, appear at such meeting or otherwise cause the Subject IIAC Equity Securities to be counted as present thereat for the purpose of establishing a quorum, and (iii) to vote, or cause to be voted against, against or withhold written consent, or cause written consent to be withheld, with respect to, as applicable, (A) any proposal providing for an IIAC Acquisition Proposal or the adoption of an agreement to enter into an IIAC Acquisition Proposal and (B) any action, transaction or agreement that would, or would reasonably be expected to (x) result in a breach of any representation or warranty or covenant of IIAC under the Business Combination Agreement or such Shareholder under this Agreement (or any other Ancillary Document) or any of the conditions to the consummation of the Transactions not being fulfilled in accordance with the Business Combination Agreement, this Agreement and the other Ancillary Documents,

(y) prevent, delay or impair consummation of the Transactions, or (z) facilitate any proposal relating to an IIAC Acquisition Proposal or any agreement to enter into an IIAC Acquisition Proposal. Any vote required to be cast pursuant to this Section 1(a) shall be cast in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present (if applicable) and for purposes of recording the results of that vote.

(b)    Subject to the last sentence of this Section 1(b), and solely in the event of a failure by a Shareholder to act in accordance with such Shareholder’s obligations as to voting all of its Subject IIAC Equity Securities pursuant to Section 1(a) prior to the termination of this provision pursuant to Section 7, each Shareholder hereby irrevocably appoints the chief executive officer of the Company or any other officer of the Company designated by the Company as each Shareholder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstitution), for and in the name, place and stead of each Shareholder, (i) to attend on behalf of each Shareholder any meeting of the IIAC Shareholders with respect to the matters described in Section 1(a), (ii) to include the Subject IIAC Equity Securities in any computation for purposes of establishing a quorum at any such meeting of the holders of IIAC Shares and (iii) to vote (or cause to be voted), or deliver a written consent (or withhold consent) with respect to, as applicable, the IIAC Equity Securities on the matters specified in, and in accordance and consistent with Section 1(a) in connection with any meeting of the holders of IIAC Shares or any action by written consent by the holders of IIAC Shares, in each case, in the event that any Shareholder fails to perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1(a). Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate on the date of a termination of this Agreement pursuant to Section 7.

(c)    The proxy granted by the Shareholder pursuant to Section 1(b) is coupled with an interest sufficient in law to support an irrevocable proxy and is granted in consideration for the Company entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby. The proxy granted by the Shareholder pursuant to Section 1(b) is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by the Shareholder and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject IIAC Equity Securities. The vote or consent of the proxyholder in accordance with Section 1(b) and with respect to the matters described in Section 1(a) shall control in the event of any conflict between such vote or consent by the proxyholder of the Subject IIAC Equity Securities and a vote or consent by the Shareholder of the Subject IIAC Equity Securities (or any other Person with the power to vote or provide consent with respect to the Subject IIAC Equity Securities) with respect to the matters described in Section 1(a). The proxyholder may not exercise the proxy granted pursuant to Section 1(b) on any matter except for those matters described in Section 1(a).

2.    Waiver of Anti-dilution Protection. Each Shareholder hereby irrevocably (a) waives, subject to, and conditioned upon, the occurrence of the Closing (for himself, herself or itself and for his, her or its, successors, heirs and assigns), and (b) agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate that the IIAC Class B Shares held by him, her or it convert into IIAC Class A Shares, including those set out in Article 17.3 of the Amended and Restated Articles of Association of IIAC, in connection with the Transactions or otherwise. IIAC hereby acknowledges and agrees to such waiver. Each Shareholder hereby acknowledges and agrees that following the Merger and the Contribution as provided in Section 2.1(a) and Section 2.1(c) of the Business Combination Agreement, each IIAC Class B Share shall remain outstanding as one Company Ordinary Share of the Company (“IIAC Common Stock”) and thereafter, no provision of the IIAC Governing Documents, including Article 17.3 of the Amended and Restated Articles of Association of IIAC, will be of any force or effect with respect to the shares of IIAC Common Stock.

3.    Transfer of Shares.

(a)    Except as expressly contemplated by the Business Combination Agreement or with the prior written consent of the Company, each Shareholder hereby agrees that he, she or it shall not (i) Transfer any of his, her or its Subject IIAC Equity Securities (or any right, title or interest therein) or any rights to acquire any securities or equity interests of IIAC, (ii) enter into any option, warrant, purchase right, or other Contract that could (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require such Shareholder to Transfer his, her or its Subject IIAC Equity Securities, (iii) deposit any Subject IIAC Equity Securities or any rights to acquire any securities or equity interests of IIAC into a voting trust or enter into a voting agreement or other arrangement with respect to the Subject IIAC Equity Securities or any rights to acquire any securities or equity interests of IIAC or grant or purport to grant any proxy or power of attorney with respect thereto, (iv) otherwise grant, permit or suffer the creation of a Lien on any Subject IIAC Equity Securities (other than applicable restrictions on transfer under U.S. state or federal securities or “blue sky” Laws) or (iv) commit or agree to take any of the foregoing actions or discuss, negotiate or make an offer or enter into a commitment, agreement, understanding or similar arrangement to take any of the foregoing actions set forth in clauses (i), (ii), (iii) or (iv); provided, however, that the foregoing shall not apply to any Transfer (1) to IIAC’s officers or directors, any members or partners of the Sponsor, any Affiliates of the Sponsor, or any employees of such Affiliate; (2) in the case of an individual, to a trust for the benefit of a Shareholder or to any member of a Shareholder’s immediate family or a trust for the benefit of such immediate family member; (3) in the case of an individual, by will, other testamentary document or under the laws of intestacy upon the death of a Shareholder; or (4) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; provided, that the transferring Shareholder shall, and shall cause any transferee of his, her or its Subject IIAC Securities of the type set forth in clauses (1) through (4) execute and deliver to the Company a joinder to this Agreement in the form attached hereto as Annex A prior and as a condition to the occurrence of such Transfer. For purposes of this Agreement, “Transfer” means any, direct or indirect, sale, conveyance, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest or encumbrance in or disposition of an interest (in each case whether with or without consideration, whether voluntarily or involuntarily or by succession, operation of law or otherwise).

(b)    In furtherance of the foregoing, IIAC hereby agrees to (i) place a revocable stop order on all Subject IIAC Equity Securities subject to Section 3(a), including those which may be covered by a registration statement, and (ii) notify IIAC’s transfer agent in writing of such stop order and the restrictions on such Subject IIAC Equity Securities under Section 3(a) and direct IIAC’s transfer agent not to process any attempts by any such Shareholder to Transfer any Subject IIAC Equity Securities except in compliance with Section 3(a); for the avoidance of doubt, the obligations of IIAC under this Section 3(b) shall be deemed to be satisfied by the existence of any similar stop order or restrictions currently existing on the Subject IIAC Equity Securities.

4.    Other Covenants.

(a)    Each Shareholder hereby agrees that he, she or it shall (i) be bound by and subject to Sections 2.8 (Earnout), 6.5(a) (Confidentiality and Access to Information) and 6.6(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Shareholder is directly a party thereto, and (ii) not, directly or indirectly, take any action that IIAC is prohibited from taking pursuant to Section 6.7(a) (Exclusive Dealing) of the Business Combination Agreement.

(b)    Each Shareholder acknowledges and agrees that each of IIAC and the Company is entering into the Business Combination Agreement in reliance upon each Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for each such Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement, IIAC the Company would not have entered into or agreed to consummate the transactions contemplated by the Business Combination Agreement or the Ancillary Documents.

(c)    Each Shareholder hereby agrees that it shall not exercise or submit a request to exercise the IIAC Shareholder Redemption with respect to any IIAC Class A Shares held by him, her or it.

(d)    Each Shareholder acknowledges and agrees that, upon the terms and subject to the conditions of this Agreement and the Business Combination Agreement, following the Merger and the Contribution as provided in Section 2.1(a) and Section 2.1(c) of the Business Combination Agreement, such Shareholder shall deliver electronically through DTC to the Earnout Escrow Agent fifty percent (50%) of the Company Ordinary Shares that shall have been issued to such Shareholder in exchange for its IIAC Class B Shares to be held in escrow in accordance with Section 2.8 of the Business Combination Agreement.

(e)    Upon the terms and subject to the conditions of this Agreement, the Warrant Agreement and the Business Combination Agreement (including Exhibit D thereof (as the same may be amended, supplemented or otherwise modified from time)), each Shareholder that holds a private IIAC Warrant that is outstanding immediately prior to the Effective Time shall Transfer to IIAC, immediately following the Effective Time, all such private IIAC Warrants in exchange for a new Company Warrant issued by the Company representing a right to acquire one Company Ordinary Share.

(f)    In the event (i) of a stock split, stock dividend or distribution, or any change in the IIAC Class A Shares or IIAC Class B Shares by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of IIAC Class A Shares or IIAC Class B Shares, (ii) a Shareholder purchases or otherwise acquires beneficial ownership of any IIAC Class A Shares or IIAC Class B Shares or (iii) the Shareholder acquires the right to vote or share in the voting of any IIAC Class A Shares or IIAC Class B Shares, in each case during the Applicable Period, the term “Subject IIAC Equity Securities” shall be deemed to refer to and include such any IIAC Class A Shares or IIAC Class B Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such any IIAC Class A Shares or IIAC Class B Shares may be changed or exchanged or which are received in such transaction.

(g)    Each Shareholder hereby agrees not to commence, maintain or participate in, or facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, suit, proceeding or cause of action, in law or in equity, in any court or before any Governmental Entity (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement, the Business Combination Agreement or any of the Ancillary Documents (including any claim seeking to enjoin or delay the consummation of the Transactions), (b) alleging a breach of any fiduciary duty of any Person in connection with the Business Combination Agreement or the Transactions, or (c) otherwise relating to the Business Combination Agreement, this Agreement, any other Ancillary Document, the Transactions or the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit a Shareholder from enforcing such Shareholder’s rights under this Agreement or such Shareholder’s right to receive Company Ordinary Shares or the Converted Warrants pursuant to the Business Combination Agreement in accordance with the terms thereof.

(h)    Each Shareholder hereby agrees that, except as expressly provided or permitted by this Agreement, such Shareholder shall not, and shall cause its Affiliates not to, without the prior written consent of IIAC (in IIAC’s sole discretion), directly or indirectly, take or permit any action that would in any way (a) restrict, limit or interfere with the performance of such Shareholder’s obligations hereunder, (b) make any representation or warranty of such Shareholder herein untrue or inaccurate or (c) otherwise restrict, limit or interfere with the performance of this Agreement, the Business Combination Agreement, the Transactions or the transactions contemplated by this Agreement. Each Shareholder shall notify IIAC in writing promptly of (i) any fact, event or circumstance that would cause, or would reasonably be expected to cause or constitute, an untruth or inaccuracy in the representations and warranties of such Shareholder herein and (ii) the receipt by such Shareholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; provided, however, that the delivery of any notice pursuant to this sentence shall not limit or otherwise affect the remedies available to any Party.

(i)    Each Shareholder hereby agrees that it shall deliver, substantially simultaneously with the Closing, to the Company and IIAC a duly executed counterpart to any Ancillary Document to which he, she or it is or will be a party.

(j)    Subject to and upon the consummation of the Merger and the receipt of the consideration that is due to it in accordance with the Business Combination Agreement, and for other good and valuable consideration, the sufficiency of which such Shareholder hereby agrees and acknowledges, from and after (and effective upon) the Closing, such Shareholder, and, if the Shareholder is a legal entity, together with the Shareholder’s officers, directors, stockholders, Subsidiaries and Affiliates, and each of their respective heirs, Representatives, successors and assigns (such persons, the “Releasors”) hereby fully and unconditionally (subject to the receipt of the amounts specified in this paragraph) releases and forever discharges, to the maximum extent permitted by applicable Law, each of IIAC, the Company, Merger Sub, and each of their respective Subsidiaries and Affiliates, and each of their respective current, former or future Representatives, predecessors, successors and assigns (collectively, the “Released Parties”), from and against any and all liabilities, actions, causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever, whether known or unknown, asserted or unasserted, suspected or unsuspected, absolute or contingent, unmatured or inchoate, both at law and in equity, which such Shareholder or any of the Releasors ever had, now has or may hereafter have against any of the Released Parties, on or by reason of any matter, cause or thing whatsoever that arose prior to the Closing. Notwithstanding the foregoing or anything to the contrary contained herein, nothing in this Agreement will waive or preclude such Shareholder from exercising Shareholder’s rights, if any, (a) to receive and be paid the portion of the consideration payable under, and subject to the terms and conditions set forth in, the Business Combination Agreement in respect of each Subject IIAC Equity Security held by such Shareholder immediately prior to the Closing, (b) if such Shareholder is or was prior to the Closing, an officer or director of IIAC, to indemnification, advancement of expenses or exculpation in accordance with the terms and conditions and other limitations set forth in Section 6.16 of the Business Combination Agreement, (c) to indemnification to which such Shareholder may be entitled pursuant to an indemnification agreement with IIAC or the Governing Documents of IIAC, (d) any employment compensation or benefits matter owed to any Releasor in his or her capacity as a director, manager, officer or employee of IIAC, its Affiliates or its Subsidiaries, and (e) any liabilities of a Released Party in connection with any future transactions between the parties that are not related to the Business Combination Agreement, the Transactions, the Ancillary Documents, or the transactions contemplated thereby. Such Shareholder understands and acknowledges on behalf of itself and the other Releasors that it is releasing potentially unknown claims, and that it may have limited knowledge with respect to some of the claims being released. Each Shareholder acknowledges that the Releasors may hereafter discover facts different from or in addition to the facts the Releasors now know or believe to be true with respect to the subject matter of this Agreement; however, the Releasors intend that the general releases herein given shall be and remain in full force and effect, notwithstanding the discovery or existence of any such different or additional facts. Without limiting the foregoing, by signing this Agreement, such Shareholder, on behalf of itself and the other Releasors, expressly waives and releases any provision of Law that purports to limit the scope of a general release.

(k)    Each Shareholder shall execute and deliver, or cause to be executed and delivered, such further certificates, instruments and other documents and to take such further actions as may be necessary, desirable or appropriate for the purpose of effectively carrying out the Transactions and the transactions contemplated by this Agreement.

(l)    Neither IIAC nor the Sponsor shall convert the Convertible Promissory Notes (as defined in the IIAC Disclosure Schedules) into IIAC Warrants without the consent of the Company.

5.    Termination of Lock-up Period. Each of the Shareholders hereby agrees that subject to, and conditioned upon the occurrence and effective as of, the Closing, Section 5 of that certain Letter Agreement, dated November 5, 2020 (the “Insider Letter Agreement”), by and among IIAC, the Shareholders and the other members of the IIAC Board, shall be amended and restated in its entirety as follows:

“5. Reserved.”

The amendment and restatement of the Insider Letter Agreement set forth in this Section 5 shall be void and of no force and effect if the Business Combination Agreement is terminated in accordance with its terms.

6.    Representations and Warranties. Each Shareholder represents and warrants, solely with respect to himself, herself or itself and not any of the other Shareholders, to the Company as follows:

(a)    If such Shareholder is an entity, such Shareholder is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable).

(b)    If such Shareholder is an entity, such Shareholder has the requisite corporate, limited liability company or other similar power and authority or, if such Shareholder is an individual, has full power, right and legal capacity to execute and deliver this Agreement, to perform his, her or its covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations hereunder that relate to the provisions of the Business Combination Agreement), and to consummate the transactions contemplated hereby. If such Shareholder is an entity, the execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of such Shareholder. This Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a valid, legal and binding agreement of such Shareholder (assuming that this Agreement is duly authorized, executed and delivered by the other Parties hereto), enforceable against such Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c)    No filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by such Shareholder with, nor are any required to be made or obtained by such Shareholder with or from any Governmental Entity in connection with such Shareholder’s execution, delivery or performance of his, her or its covenants, agreements or obligations under this Agreement and the consummation of the Transactions or the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of such Shareholder to perform its obligations under this Agreement or to consummate the Transactions or the transactions contemplated by this Agreement.

(d)    None of the execution or delivery of this Agreement by such Shareholder, the performance by such Shareholder of any of his, her or its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the Transactions or the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) if such Shareholder is an entity, result in any breach of any provision of such Shareholder’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which such Shareholder is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which such Shareholder or any of his, her or its properties or assets are bound or (iv) result in the creation of any Lien upon the Subject IIAC Equity Securities, except, in the case of any of clauses (ii) through (iv) above, as would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of such Shareholder to perform its obligations under this Agreement or consummate the Transactions or the transactions contemplated by this Agreement.

(e)    Schedule II hereto correctly sets forth the number of each Shareholder’s Subject IIAC Equity Securities as of the date of this Agreement. Such Shareholder is the record and/or beneficial owner, as applicable, of the Subject IIAC Equity Securities and has valid, good and marketable title to the Subject IIAC Equity Securities, free and clear of all Liens (other than transfer restrictions under applicable Securities Law, under the IIAC Governing Documents, under the Insider Letter Agreement or under the other Contracts set forth on Section 5.7(a) of the IIAC Disclosure Schedules). Except for the Equity Securities of IIAC set forth on

Schedule II hereto, together with any other Equity Securities of IIAC that such Shareholder acquires record or beneficial ownership after the date hereof that is either permitted pursuant to or acquired in accordance with Section 6.2(i) of the Business Combination Agreement, such Shareholder does not own, beneficially or of record, any Equity Securities of IIAC or have the right to acquire any Equity Securities of IIAC. Such Shareholder has the sole right to vote (and provide consent in respect of, as applicable) the Subject IIAC Equity Securities and, except for this Agreement, the Business Combination Agreement, the Governing Documents of IIAC, the Contracts set forth on Section 5.7(a) of the IIAC Disclosure Schedules, or any proxy given for purposes of voting in favor of the Transaction Proposals, such Shareholder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require such Shareholder to Transfer any of the Subject IIAC Equity Securities or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of the Subject IIAC Equity Securities in a manner inconsistent with the requirements of this Agreement. The Shareholders, collectively, hold 100% of the issued and outstanding IIAC Class B Shares as of the date hereof.

(f)    There is no Proceeding pending or, to such Shareholder’s knowledge, threatened in writing against or involving such Shareholder or any of his, her or its Affiliates that challenges the beneficial or record ownership of such Shareholder’s Subject IIAC Equity Securities or the validity of this Agreement, or challenges or seeks to prevent, enjoin or materially delay the performance by such Shareholder of its obligations under this Agreement.

(g)    Such Shareholder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that (i) he, she or it is a sophisticated investor with respect to its Subject IIAC Equity Securities, (ii) he, she or it has conducted his, her or its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Company and the transactions contemplated by this Agreement, the Business Combination Agreement and the other Ancillary Documents to which he, she or it is or will be a party and (iii) he, she or it has been furnished with or given access to such documents and information about the Company and their respective businesses and operations as he, she or it and his, her or its Representatives have deemed necessary to enable him, her or it to make an informed decision with respect to the execution, delivery and performance of this Agreement or the other Ancillary Documents to which he, she or it is or will be a party and the transactions contemplated hereby and thereby.

(h)    In entering into this Agreement and the other Ancillary Documents to which he, she or it is or will be a party, such Shareholder has relied solely on his, her or its own investigation and analysis and the representations and warranties expressly set forth in the Ancillary Documents to which he, she or it is or will be a party and no other representations or warranties of the Company (including, for the avoidance of doubt, none of the representations or warranties of the Company set forth in the Business Combination Agreement or any other Ancillary Document to which such Shareholder is not and will not be a party) or any other Person, either express or implied, and such Shareholder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in this Agreement or in the other Ancillary Documents to which he, she or it is or will be a party, none of the Company or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Business Combination Agreement or the other Ancillary Documents or the transactions contemplated hereby or thereby.

(i)    Such Shareholder hereby acknowledges and agrees that he, she, or it shall not receive (whether in his, her or its capacity as a shareholder of IIAC or otherwise) from IIAC any finder’s fee, reimbursement, consulting fee, monies in respect of any repayment of a loan or other compensation prior to, or in connection with any services rendered in order to effectuate the consummation of the transactions contemplated by the Business Combination Agreement, except as otherwise expressly contemplated by the Business Combination Agreement, and excluding, for the avoidance of doubt, his, her or its IIAC Shares.

(j)    Such Shareholder has not taken or permitted any action that would or would reasonably be expected to (a) constitute or result in a breach hereof, (b) make any representation or warranty of such Shareholder set forth herein untrue or inaccurate or (c) otherwise restrict, limit or interfere with the performance of this Agreement, the Business Combination Agreement, the Transactions or the transactions contemplated by this Agreement.

(k)    None of the information supplied or to be supplied by such Shareholder for inclusion or incorporation by reference in the Registration Statement / Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the shareholders of IIAC and at the time of the IIAC Shareholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

7.    Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Closing and (b) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement shall not affect any Liability on the part of any Party for fraud or any willful and material breach of this Agreement prior to such termination, (ii) Section 4(a), the representations and warranties set forth in Sections 6(g) and (h) and this Section 7 through Section 15 (to the extent related to any of the provisions that survive the termination of this Agreement) shall survive any termination of this Agreement.

8.    Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) each Shareholder makes no agreement or understanding herein in any capacity other than in such Shareholder’s capacity as a record holder and/or beneficial owner of the Subject IIAC Equity Securities, and not, in the case of each Other Class B Shareholder in such Other Class B Shareholder’s capacity as a director, officer or employee of any IIAC Party, and (b) nothing herein will be construed to limit or affect any action or inaction by each Other Class B Shareholder or any representative of the Sponsor serving as a member of the board of directors (or other similar governing body) of any IIAC Party or as an officer, employee or fiduciary of any IIAC Party, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such IIAC Party.

9.    No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

10.    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

If to any Shareholder, to:

c/o Investindustrial Acquisition Corp.
Suite 1, 3rd Floor, 11-12 St James’s Square
London SW1Y 4LB
United Kingdom
Attention:	Andrea Cicero
Alex Browning
E-mail:	[***]
[***]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:	Jonathan L. Davis, P.C.
David Perechocky
Email:	jonathan.davis@kirkland.com
david.perechocky@kirkland.com

and to:

Kirkland & Ellis International LLP 30 St. Mary Axe
London, EC3A 8AF
United Kingdom
Attention:	Cedric Van den Borren
E-mail: cedric.vandenborren@kirkland.com

and to:

Chiomenti
Via Verdi, 2 20121 - Milano, Italia
Attention:	Carlo Croff
Luigi Vaccaro
E-mail:	carlo.croff@chiomenti.net
luigi.vaccaro@chiomenti.net

If to the Company, to:

Ermenegildo Zegna Holditalia S.p.A.
Via Roma 99/100
Valdilana (Biella), Italy
Attention:	Gianluca Ambrogio Tagliabue
Email:	[***]

with a copy (which shall not constitute notice) to

Sullivan & Cromwell LLP 125 Broad Street
New York, NY 10004
Attention: Scott D. Miller
Email: millersc@sullcrom.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

11.    Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided, that, any such fees and expenses incurred by the Shareholders shall be deemed to be IIAC Expenses.

12.    Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that either Party does not perform his, her or its respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it shall not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

13.    No Ownership Interest.    Nothing contained in this Agreement will be deemed to vest in the Company any direct or indirect ownership or incidents of ownership of or with respect to the Subject IIAC Equity Securities. All rights, ownership and economic benefits of and relating to the Subject IIAC Equity Securities shall remain vested in and belong to the applicable Shareholder, and the Company shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of IIAC or exercise any power or authority to direct such Shareholder in the voting of any of the Subject IIAC Equity Securities, except as otherwise expressly provided herein with respect to the Subject IIAC Equity Securities. Except as otherwise expressly provided in Section 1, such Shareholder shall not be restricted from voting in favor of, against or abstaining with respect to or giving (or withholding) its written consent to any other matters presented to the shareholders of IIAC.

14.    Acknowledgements. Each Party acknowledges that (a) Kirkland & Ellis LLP, counsel for IIAC and Sponsor, is representing IIAC and Sponsor in connection with this Agreement, the Business Combination Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, (b) Sullivan & Cromwell LLP, counsel for the Company, is representing the Company in connection with this Agreement, the Business Combination Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, (c) none of the foregoing firms is representing the Other Class B Shareholders in connection with this Agreement, the Merger, the Business Combination Agreement, the Ancillary Documents or the transactions contemplated hereby, thereby or otherwise and (d) each Other Class B Shareholder acknowledges that he, she or it has had the opportunity to consult with its, his or her own counsel.

15.    Miscellaneous. Sections 9.2 (Entire Agreement; Assignment), 9.3 (Amendment), 9.5 (Governing Law), 9.7 (Construction; Interpretation), 9.9 (Parties in Interest), 9.10 (Severability), 9.11 (Counterparts; Electronic Signatures), 9.13 (No Recourse), 9.14 (Extension; Waiver), 9.15 (Waiver of Jury Trial), 9.16 (Arbitration) and 9.17 (Remedies) of the Business Combination Agreement shall be deemed incorporated into, made part of and shall apply mutatis mutandis to, this Agreement.

16.    Non-Survival. The representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Closing) in this Agreement shall terminate at the Closing. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Closing shall so survive the Closing in accordance with its terms.

[signature page follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

INVESTINDUSTRIAL ACQUISITION CORP. L.P.
By: INVESTINDUSTRIAL ACQUISITION CORP. GP

By:	/s/ Gayle Swanson

Name: Gayle Swanson
Title: Director

ERMENEGILDO ZEGNA HOLDITALIA S.P.A.

By:	/s/ Ermenegildo Zegna Di Monte Rubello

Name:	Ermenegildo Zegna Di Monte Rubello
Title:	Chief Executive Officer

INVESTINDUSTRIAL ACQUISITION CORP.

By:	/s/ Roberto Ardagna

Name:	Roberto Ardagna
Title:	Chief Executive Officer

[Signature Page to Sponsor Letter Agreement]

OTHER CLASS B SHAREHOLDERS

/s/ Sergio Ermotti
Sergio Ermotti

/s/ Dante Roscini
Dante Roscini

/s/ Tensie Whelan
Tensie Whelan

[Signature Page to Sponsor Letter Agreement]

SCHEDULE I

Other Class B Holders

1.	Sergio P. Ermotti

2.	Dante Roscini

3.	Tensie Whelan

SCHEDULE II

IIAC Equity Securities as of July 18, 2021

Shareholder	Number of IIAC Class A Shares	Number of IIAC Class B Shares
Sponsor	0	9,937,500
Sergio Ermotti	0	75,000
Dante Roscini	0	25,000
Tensie Whelan	0	25,000

ANNEX A

FORM OF JOINDER

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Sponsor Letter Agreement, dated as of July 18, 2021 (the “Sponsor Letter Agreement”), by and among Investindustrial Acquisition Corp. L.P., a limited partnership incorporated in England and Wales (the “Sponsor”), Investindustrial Acquisition Corp., a Cayman Islands exempted company (“IIAC”), Ermenegildo Zegna Holditalia S.p.A., a joint stock company incorporated under Italian law (together with its successors, including from and after the Conversion (as such term is defined in the Business Combination Agreement), the “Company”) and the shareholders of IIAC that are party thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms. Unless specified otherwise or context requires, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Sponsor Letter Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and a “Shareholder” under, the Sponsor Letter Agreement as of the date hereof and shall have all of the rights and obligations of a Shareholder as if it had executed the Sponsor Letter Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Sponsor Letter Agreement.

IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.

Date: [●] [●], 20[●]	By:

Name:

Title:

Address for Notices:

With copies to:

Annex E

AMENDMENT

TO

FORWARD PURCHASE AGREEMENT

This AMENDMENT (this “Amendment”) is made as of July 26, 2021 and amends that certain Forward Purchase Agreement (the “Agreement”), dated as of November 18, 2020, by and between Investindustrial Acquisition Corp., a Cayman Islands exempted company (the “Company”), and Strategic Holding Group S.à r.l., a private limited liability company under the laws of Luxembourg (the “Purchaser”). The Company and the Purchaser shall be referred to herein from time to time collectively as the “Parties” and each individually as a “Party”. Capitalized terms used but not defined in this Amendment shall have the meaning ascribed to such term in the Agreement.

RECITALS

WHEREAS, on July 18, 2021, the Company, Ermenegildo Zegna Holditalia S.p.A., a joint stock company incorporated under Italian law (“Zegna”), and EZ Cayman, a Cayman Islands exempted company (“Merger Sub”), entered into that certain Business Combination Agreement (the “BCA”), pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company as the surviving entity in the merger and, after giving effect to such merger, the Company will become a subsidiary of Zegna, on the terms and subject to the conditions therein (such transaction and the other transactions consummated pursuant to the BCA, the “Transaction”);

WHEREAS, in connection with the Transaction, and in accordance with Section 6.22 of the BCA, the Parties desire to amend the Agreement such that, as amended, the Purchaser will commit to purchase from the Company 22,500,000 Class A ordinary shares of IIAC for an aggregate purchase price of €184,500,000, subject to adjustment in accordance with the terms set forth in this Amendment, which purchase shall be consummated on the Closing Date;

WHEREAS, Section 8(l) of the Agreement provides that the Agreement may not be amended, modified or waived, except with the prior written consent of the Parties; and

WHEREAS, the Parties desire to modify and amend the Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

AMENDMENT

1. Section 1(a)(i) of the Agreement is hereby amended and restated in its entirety as follows:

The Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, 22,500,000 Forward Purchase Shares (the “Number of Forward Purchase Shares”) for an aggregate purchase price of €184,500,000 (the “FPS Purchase Price”).

2. The Agreement is hereby amended by adding the following as a new Section 1(a)(iv):

Notwithstanding Section 1(a)(i), if, at the FPS Closing, the effective issue price per Forward Purchase Share would be less than $9.65 (as determined in good faith by the Company’s Board of Directors by dividing the product of €184,500,000 multiplied by the Spot Conversion Rate (as defined herein) as of such date by 22,500,000 (the “Effective Share Issue Price”), then the FPS Purchase Price shall be increased to a Euro amount such that the Effective Share Issue Price is equal to at least $9.65. For purposes of this Agreement, the “Spot Conversion Rate” shall be, as of any date of determination, a fraction the numerator of which is the number of US Dollars that each Euro could be converted into at prevailing spot rates of exchange as of such date (calculated by reference to a generally elected pricing source selected by the Company’s Board of Directors in its good faith) and the denominator of which is 1 Euro.

3. The Agreement is hereby amended by deleted Section 4(c) in its entirety.

4. Solely in the event that the BCA is terminated in accordance with its terms, then the amendments contained in Sections 1, 2 and 3 of this Amendment shall be automatically deleted and reversed, and Section 1(a)(i) of the Agreement shall be amended and restated in its entirety as follows:

The Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, (1) the number of Forward Purchase Shares which is the quotient of (x) the amount of capital committed to the Purchaser and allocated to this Agreement as notified by the Purchaser to the Company as promptly as practicable after the date hereof and no later than five (5) Business Days prior to such time as any definitive agreement with respect to a Business Combination is executed by the Company (the “Allocation Notice”), which amount shall be no more than $250,000,000, and (y) $10.00 (the “Number of Forward Purchase Shares”), for an aggregate purchase price of $10.00 multiplied by the number of Forward Purchase Shares issued and sold hereunder (the “FPS Purchase Price”).

5. Except as specifically provided for in this Amendment, no changes, amendments or other modifications have been or are being made to the terms of the Agreement, which such terms are hereby ratified and confirmed and remain in full force and effect.

6. Whenever the Agreement is referred to in the Agreement or in any other agreement, document or instrument (including the terms “hereof,” “herein,” “hereunder,” “hereby” and “this Agreement” and terms of similar import), such reference shall be deemed to be to the Agreement as amended by this Amendment.

7. Sections 8(g), 8(i), 8(k) and 8(m) of the Agreement are hereby incorporated (mutatis mutandis) by reference in their entirety to this Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF the Parties have caused this Amendment to be executed as of the date first set forth above by their duly authorized representatives.

INVESTINDUSTRIAL ACQUISITION CORP.

By:	/s/ Andrea Cicero

Name:	Andrea Cicero

Title:	CFO

STRATEGIC HOLDING GROUP S.À R.L.

By:	/s/ Marvin Martins

Name:	Marvin Martins

Title:	Manager

[Signature Page to Amendment to Forward Purchase Agreement]

Annex F

SUBSCRIPTION AGREEMENT

Ermenegildo Zegna Holditalia S.p.A.

Via Roma 99/100

Valdilana (Biella)

Italy

Investindustrial Acquisition Corp.

Suite 1, 3rd Floor, 11-12 St James’s Square

London SW1Y 4LB

United Kingdom

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into as of the date set forth on the signature page hereto, by and among Investindustrial Acquisition Corp., a Cayman Islands exempted company (“IIAC”), Ermenegildo Zegna Holditalia S.p.A., a joint stock company incorporated under Italian law (“Company”) and the undersigned (“Subscriber”).

WHEREAS, concurrently with the execution and delivery of this Subscription Agreement, IIAC and the Company have entered into a Business Combination Agreement (as the same may be amended or supplemented from time to time, the “Business Combination Agreement”), by and among the Company, IIAC and EZ Cayman, a Cayman Islands exempted company (“Company Merger Sub”), pursuant to which, among other things, Company Merger Sub will merge with and into IIAC, with IIAC as the surviving company in the merger and, after giving effect to such merger, IIAC will become a subsidiary of the Company, on the terms and subject to the conditions therein (such transaction and the other transactions consummated pursuant to the Business Combination Agreement, the “Transaction”);

WHEREAS, in connection with the Transaction, on the terms and subject to the conditions set forth in this Subscription Agreement, Subscriber desires to subscribe for and purchase from the Company, simultaneous with the closing of the Transaction, the number of ordinary shares of the Company (the “Common Shares”) set forth on the signature page hereto (such Common Shares, the “Acquired Shares”) for a purchase price of $10.00 per share (the “Share Purchase Price”), or the aggregate purchase price set forth on the signature page hereto (the “Purchase Price”), and the Company desires to issue and sell the Acquired Shares to Subscriber in a private placement in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company at or prior to the Closing Date (as defined herein);

WHEREAS, in connection with the Transaction, certain other “accredited investors” (as such term is defined in Rule 501 under the Securities Act of 1933, as amended (the “Securities Act”), and collectively, such “accredited investors”, the “Other Subscribers” and together with the Subscriber, the “Subscribers”) that may include institutional investors, post-Closing directors of the Company, existing directors of Thom Browne, Inc. and/or their respective affiliates, have entered into subscription agreements with the Company substantially similar to this Subscription Agreement, pursuant to which such Other Subscribers have agreed to subscribe for and purchase, and the Company has agreed to issue and sell to such Other Subscribers, on the Closing Date, Common Shares at the Share Purchase Price (the “Other Subscription Agreements”); and

WHEREAS, the Subscribers have agreed to subscribe for and purchase, and the Company has agreed to issue and sell to such Subscribers, on the Closing Date, an aggregate amount of up to 25,000,000 Common Shares at the Share Purchase Price.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.    Subscription. The Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of Common Shares as is set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein. The Subscriber understands and agrees that the Company reserves the right to accept or reject the Subscriber’s subscription for the Common Shares for any reason or for no reason, in whole or in part, at any time prior to its acceptance by the Company, and the same shall be deemed to be accepted by the Company only when this Subscription Agreement is signed by a duly authorized person on behalf of the Company; the Company may do so in counterpart form. Notwithstanding the foregoing or anything to the contrary in Section 7 below, in the event that (i) the Company does not accept the subscription or (ii) the Closing Date shall not have occurred by April 18, 2022, this Subscription Agreement shall be void and of no further effect and any monies paid by the Subscriber to the Company in connection herewith shall immediately be returned to the Subscriber. The Subscriber understands that the subscribed Common Shares that will be issued pursuant to this Subscription Agreement will be ordinary shares of the Company, which will be converted to a Dutch public limited liability company (naamloze vennootschap) at or prior to Closing (as defined below).

2.    Closing.

(a)    Subject to the satisfaction or waiver (in writing) of the conditions set forth in Section 2(d), (e) and (f), the closing of the Subscription contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction and shall occur on the date of, and substantially concurrently with and conditioned upon the effectiveness of, the Transaction (such date, the “Closing Date”). Not less than five (5) business days prior to the date on which the Company reasonably expects the Closing to occur (the “Scheduled Closing Date”), the Company shall provide written notice (which may be via email) to Subscriber (the “Closing Notice”) of the Scheduled Closing Date, which Closing Notice shall contain the Company’s wire instructions for an escrow account established by the Company to the purpose of collecting funds in advance of the Closing.

(b)    At least three (3) business days prior to the Scheduled Closing Date, Subscriber shall deliver to the escrow account referenced above the Purchase Price for the Acquired Shares subscribed by wire transfer of United States dollars in immediately available funds. Upon the Closing, the Company shall provide instructions to the escrow agent for the escrow account to release the funds in the escrow account to the Company against delivery to Subscriber of the Acquired Shares, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), in book-entry form. If this Subscription Agreement is terminated prior to the Closing or the Closing does not occur within ten (10) business days following the Scheduled Closing Date and any funds have already been sent by Subscriber to the escrow account, then promptly (but in no event longer than one (1) business days thereafter) after such termination or failure of closing, the Company will instruct the escrow agent to promptly (but in no event longer than one (1) business days thereafter) return such funds to Subscriber. For purposes of this Subscription Agreement, “business day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

(c)    On the Closing Date, subject to the satisfaction or waiver (in writing) of the conditions set forth in Section 2(d), (e) and (f) (other than those conditions that by their nature are to be satisfied at or prior to Closing, but without affecting the requirement that such conditions be satisfied or waived at or prior to Closing), assuming that Subscriber shall have delivered to the Company on the Closing Date the Purchase Price for the Acquired Shares by wire transfer of U.S. dollars in immediately available funds to the escrow account specified by the Company in the Closing Notice, the Company shall deliver to Subscriber the Acquired Shares in book-entry form, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable. Each book entry for the Acquired Shares shall contain a notation, and each certificate (if any) evidencing the Acquired Shares shall be stamped or otherwise imprinted with a legend, in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE REOFFERED, SOLD, ASSIGNED, PLEDGED, ENCUMBERED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.

(d)    The Closing shall be subject to the satisfaction on the Closing Date, or the waiver (in writing) by each of the parties hereto, of each of the following conditions:

(i)    no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and

(ii)    (A) all conditions precedent to the closing of the Transaction contained in the Business Combination Agreement shall have been satisfied (as determined by the parties to the Business Combination Agreement and other than those conditions under the Business Combination Agreement which, by their nature, are to be fulfilled at the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Acquired Shares pursuant to this Subscription Agreement) or waived according to the terms of the Business Combination Agreement and (B) the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Closing.

(e)    The obligation of the Company to consummate the issuance and sale of the Acquired Shares pursuant to this Subscription Agreement shall be subject to the conditions that (i) all representations and warranties of the Subscriber contained in this Subscription Agreement are true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by the Subscriber of each of the representations and warranties of the Subscriber contained in this Subscription Agreement as of the Closing Date; and (ii) all obligations, covenants and agreements of the Subscriber required to be performed by it at or prior to the Closing Date shall have been performed in all material respects.

(f)    The obligation of the Subscriber to consummate the purchase of the Acquired Shares pursuant to this Subscription Agreement shall be subject to the conditions that (i) all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations and warranties of the Company contained in this Subscription Agreement as of the Closing Date and (ii) all obligations, covenants and agreements of the Company required by the Subscription Agreement to be performed by it at or prior to the Closing Date shall have been performed in all material respects.

3.    Company Representations and Warranties. The Company represents and warrants to the Subscriber that:

(a)    The Company has been duly incorporated and is validly existing as a corporation under the laws of Italy (and will be converted to a Dutch public limited liability company (naamloze vennootschap) prior to Closing), in good standing under its jurisdiction of incorporation (to the extent such concept exists in such jurisdiction), with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)    As of the Closing Date, the Acquired Shares will be duly authorized and, when issued and delivered to Subscriber against full payment for the Acquired Shares in accordance with the terms of this Subscription Agreement, the Acquired Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any statutory or contractual preemptive or similar rights.

(c)    This Subscription Agreement has been duly authorized, executed and delivered by the Company and, assuming that this Subscription Agreement constitutes the valid and binding agreement of Subscriber, this Subscription Agreement is enforceable against the Company in accordance with its respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

(d)    The issuance and sale of the Acquired Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject, which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, financial condition, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole (a “Company Material Adverse Effect”) or materially affect the validity of the Acquired Shares or the legal authority of the Company to timely comply in all material respects with the terms of this Subscription Agreement; (ii) result in a violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of the Company to comply in all material respects with this Subscription Agreement.

(e)    The Company is not in default or violation of any term, condition or provision of (i) the organizational documents of the Company, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company is now a party or by which the Company’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)    Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 5, no registration under the Securities Act is required for the offer and sale of the Acquired Shares by the Company to Subscriber hereunder. The Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(g)    As of the date hereof, the authorized share capital of the Company consists of 4,300,000 number of Common Shares, of which 4,049,449 are issued and outstanding.

4.    IIAC Representations and Warranties. IIAC represents and warrants to the Subscriber that:

(a)    IIAC has been duly incorporated and is validly existing as an exempted company under the laws of the Cayman Islands, in good standing under the laws of the Cayman Islands (to the extent such concept exists in such jurisdiction), with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)    This Subscription Agreement has been duly authorized, executed and delivered by IIAC and is enforceable against IIAC in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

(c)    As of the date hereof, the authorized capital stock of IIAC consists of (i) 500,000,000 of IIAC’s Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), (ii) 50,000,000 of IIAC’s Class B ordinary shares, par value $0.0001 per share (the “Class B Shares”), and (iii) 5,000,000 of IIAC’s preference shares, par value $0.0001 per share (the “Preference Shares”). As of the date hereof: (i) 40,250,000 Class A Shares are issued and outstanding, (ii) 10,062,500 Class B Shares are issued and outstanding, (iii) no Preference Shares are issued and outstanding, and (iv) 20,116,667 warrants, each entitling the holder thereof to purchase one Class A Share at an exercise price of $11.50 per share, are issued and outstanding. As of the date hereof and as of the Closing, IIAC had and will have no outstanding long-term indebtedness (other than deferred underwriting fees and expenses deferred from its initial public offering).

(d)    A copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document filed by IIAC on or prior to the Closing Date (the “IIAC SEC Documents”) is available to Subscriber (including via the SEC’s EDGAR system). As of their respective filing dates, to the best of IIAC’s knowledge, all IIAC SEC Documents complied in all material respects with the requirements of the Exchange Act applicable to the IIAC SEC Documents and the rules and regulations of the SEC promulgated thereunder applicable to the IIAC SEC Documents. None of the IIAC SEC Documents filed under the Exchange Act (except to the extent that information contained in any IIAC SEC Document has been superseded by a later timely filed IIAC SEC Document) contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no material outstanding or unresolved comments in comment letters from the staff of the SEC with respect to any of the IIAC SEC Documents. For the avoidance of doubt, any restatement of the financial statements of IIAC and any amendments to previously filed IIAC SEC Documents or delays in filing IIAC SEC Documents, in connection with any guidance from the SEC following the date of this Agreement, shall not be deemed to constitute a breach of this Section 4(d). Additionally, for avoidance of doubt, any amendment or modification of any IIAC SEC Document (or any agreement filed as an exhibit to any IIAC SEC Document) from its initial filing date in a subsequent filing shall not be deemed to constitute a breach of this Section 4(d).

5.    Subscriber Representations and Warranties. Subscriber represents and warrants to the Company and IIAC that:

(a)    Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with the requisite entity power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)    This Subscription Agreement has been duly authorized, executed and delivered by Subscriber. This Subscription Agreement is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

(c)    Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or

(13) of Regulation D under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Acquired Shares only for his, her or its own account and not for the account of others, or if Subscriber is subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” or “accredited investor” (each as defined above) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account and (iii) is not acquiring the Acquired Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. Subscriber has completed Schedule A following the signature page hereto and the information contained therein is accurate and complete. Subscriber is not an entity formed for the specific purpose of acquiring the Acquired Shares and is an “institutional account” as defined by FINRA Rule 4512(c).

(d)    Subscriber acknowledges and agrees that the Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Acquired Shares have not been registered under the Securities Act. The Subscriber acknowledges and agrees that the Acquired Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act except (i) to Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (ii) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates representing the Acquired Shares shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Acquired Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Acquired Shares and may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Acquired Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the Closing Date. Subscriber acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Acquired Shares.

(e)    Subscriber understands and agrees that Subscriber is purchasing the Acquired Shares directly from the Company. Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to Subscriber by or on behalf of the Company, IIAC or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement.

(f)    Subscriber’s acquisition and holding of the Acquired Shares will not constitute or result in a non-exempt prohibited transaction under section 406 of the Employee Retirement Income Security Act of 1974, as amended, section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

(g)    In making its decision to subscribe for and purchase the Acquired Shares, Subscriber represents that it has relied solely upon its own independent analysis and investigation. Without limiting the generality of the foregoing, Subscriber has not relied on any statements, representations, warranty or other information provided by IIAC, or Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities PLC and/or UBS Securities LLC (collectively, the “Placement Agents”) or any of their affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing concerning the Company or the Acquired Shares or the offer and sale of the Acquired Shares. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Acquired Shares, including with respect to the Company and the Transaction. Without limiting the generality of the foregoing, Subscriber acknowledges that he, she or it has reviewed IIAC’s filings with the SEC. Subscriber acknowledges and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Acquired Shares, including but not limited to access to marketing materials and a virtual data room containing information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient, in the Subscriber’s judgment, to enable the Subscriber to evaluate its investment. Subscriber acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber further acknowledges that he, she or it has reviewed all disclosure documents provided to such Subscriber in the offering of the Acquired Shares and no statement or printed material which is contrary to such disclosure documents has been made or given to the Subscriber by or on behalf of the Company or IIAC.

(h)    Subscriber became aware of this offering of the Acquired Shares solely by means of direct contact between Subscriber and the Company, IIAC, the Placement Agents or a representative of the Company, IIAC or the Placement Agents, and the Acquired Shares were offered to Subscriber solely by direct contact between Subscriber and the Company or the Placement Agents. Subscriber did not become aware of this offering of the Acquired Shares, nor were the Acquired Shares offered to Subscriber, by any other means and none of the Company, the Placement Agents, IIAC or their respective representatives or any person acting on behalf of any of them acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Company represents and warrants that the Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(i)    Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Acquired Shares, including but not limited to those set forth in the Company’s and IIAC’s filings with the SEC. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Acquired Shares, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber has made its own assessment and has satisfied itself concerning relevant tax and other economic considerations relative to its purchase of the Acquired Shares. Subscriber will not look to the Placement Agents or any of their affiliates or representatives for all or part of any such loss or losses Subscriber may suffer and is able to sustain a complete loss on its investment in the Acquired Shares.

(j)    Subscriber acknowledges and agrees that neither the Placement Agents nor any affiliate or representative of the Placement Agents has provided Subscriber with any information or advice with respect to the Acquired Shares nor is such information or advice necessary or desired. Subscriber acknowledges that the Placement Agents and their affiliates and representatives (i) have not made any representation as to the Company or the quality of the Acquired Shares, (ii) may have acquired non-public information with respect to the Company which Subscriber agrees need not be provided to it, (iii) have made no independent investigation with respect to the Company or the Acquired Shares or the accuracy, completeness or adequacy of any information supplied to Subscriber by the Company, (iv) have not acted as Subscriber’s financial advisor or fiduciary in connection with the issue and purchase of the Acquired Shares and (v) have not prepared a disclosure or offering document in connection with the offer and sale of the Acquired Shares. Subscriber further acknowledges that the Placement Agents may have existing or future business relationships with IIAC and the Company, including, but not limited to, acting as financial advisors for the Transaction.

(k)    Alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Acquired Shares and determined that the Acquired Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

(l)    Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Acquired Shares or made any findings or determination as to the fairness of an investment in the Acquired Shares.

(m)    Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) (collectively “OFAC Lists”), (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List, (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC Lists. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Acquired Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

(n)    Subscriber has or has commitments to have and, when required to deliver payment to the Company pursuant to Section 2 above, will have sufficient funds to pay the Purchase Price and consummate the purchase and sale of the Acquired Shares pursuant to this Subscription Agreement.

(o)    Subscriber understands that Deutsche Bank Securities Inc. and Goldman Sachs & Co. LLC will receive deferred underwriting commissions as disclosed in IIAC’s prospectus, dated November 18, 2020, upon consummation of the Transaction.

(p)    As of the date hereof, Subscriber does not have, and during the thirty (30) day period immediately prior to the date hereof Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of the Company.

(q)    Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

6.    Registration Rights.

(a)    In the event that the Acquired Shares are not registered in connection with the consummation of the Transaction, the Company agrees that, as soon as practicable (but in any case no later than forty-five (45) calendar days after the consummation of the Transaction) (the “Filing Deadline”), it will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Acquired Shares (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) ninety (90) calendar days after the filing thereof (or one hundred twenty (120) calendar days after the filing thereof if the SEC notifies the Company that it will “review” the Registration Statement) and (ii) ten (10) business days after the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (the “Effectiveness Deadline”). In connection with the foregoing, the Subscriber shall not be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Acquired Shares.

(b)    The Company agrees to cause such Registration Statement, or another shelf registration statement that includes the Acquired Shares to be sold pursuant to this Subscription Agreement, to remain effective until the earliest of (i) the third anniversary of the Closing, (ii) the date on which Subscriber ceases to hold any Acquired Shares issued pursuant to this Subscription Agreement, or (iii) on the first date on which Subscriber is able to sell all of its Acquired Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 within 90 days without the public information, volume or manner of sale limitations of such rule (such date, the “End Date”). Prior to the End Date, the Company will use commercially reasonable efforts to qualify the Acquired Shares for listing on the applicable stock exchange. Subscriber agrees to disclose its ownership to the Company upon request to assist it in making the determination with respect to Rule 144 described in clause (iii) above. The Company may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form F-3 at such time after the Company becomes eligible to use such Form F-3.

(c)    Notwithstanding anything to the contrary in this Subscription Agreement, Subscriber acknowledges and agrees that (i) the Company may suspend the use of any such Registration Statement if it determines that in order for such Registration Statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current or annual report under the Exchange Act; and (ii) the Company shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require any Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, (A) if any information (e.g., compensation data) is not readily available and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Company’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements, (B) at any time the Company is required to file a post-effective amendment to the Registration Statement and the SEC has not declared such amendment effective or (C) if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Company’s board of directors reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Company in the Registration Statement of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Company’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”) provided, that (I) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than ninety (90) consecutive days or more than a total of one hundred-twenty (120) calendar days in any three hundred sixty (360)-day period, (II) in case of clause (i) above, the Company shall have a bona fide business purpose for not making such information public and (III) the Company shall use commercially reasonable efforts to make such Registration Statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

(d)    The Company’s obligations to include the Acquired Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company such information regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of such Acquired Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by the Company to effect the registration of such Acquired Shares, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling shareholder in similar situations; provided, however, that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Acquired Shares.

7.    Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with the terms therein, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) April 18, 2022 if the Closing has not occurred by such date other than as a result of a breach of Subscriber’s obligations hereunder, or (d) if any of the conditions to Closing set forth in Section 2 of this Subscription Agreement are (i) not satisfied or waived prior to the Closing or (ii) not capable of being satisfied on the Closing and, in each case of (i) and (ii), as a result thereof, the transactions contemplated by this Subscription Agreement will not be and are not consummated at the Closing (the termination events described in clauses (a) – (d) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. The Company shall notify Subscriber in writing of the termination of the Business Combination Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by Subscriber to the Company in connection herewith shall promptly (and in any event within one (1) business day) following the Termination Event be returned to Subscriber.

8.    Trust Account Waiver. Subscriber acknowledges that IIAC is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets. Subscriber further acknowledges that, as described in IIAC’s prospectus relating to its initial public offering dated November 18, 2020 (the “Prospectus”), available at www.sec.gov, substantially all of IIAC’s assets consist of the cash proceeds of IIAC’s initial public offering and a private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of IIAC, its public shareholders and the underwriters of IIAC’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to IIAC to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of IIAC entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, Subscriber, on behalf of itself and its representatives, hereby irrevocable waives any and all right, title and interest, or any claim of any kind they have or may have in the future arising out of this Subscription Agreement, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 8 shall be deemed to limit any Subscriber’s right, title, interest or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of securities of IIAC acquired by any means other than pursuant to this Subscription Agreement, including but not limited to any redemption right with respect to any such securities of the Company.

9.    Miscellaneous.

(a)    Neither this Subscription Agreement nor any rights that may accrue to the parties hereunder (other than the Acquired Shares hereunder, if any) may be transferred or assigned without the prior written consent of each of the other parties hereto; provided that (i) this Subscription Agreement and any of Subscriber’s rights and obligations hereunder may be assigned to any fund or account managed by the same investment manager as Subscriber or by an affiliate (as defined in Rule 12b-2 of the Exchange Act) of such investment manager without the prior consent of the Company and IIAC and (ii) Subscriber’s rights under Section 6 may be assigned to an assignee or transferee of the Acquired Shares; provided further that prior to such assignment any such assignee shall agree in writing to be bound by the terms hereof; provided, that no assignment pursuant to clause (i) of this Section 9 shall relieve Subscriber of its obligations hereunder.

(b)    Subscriber acknowledges that the Company, IIAC, the Placement Agents (with the Placement Agents separately as express third-party beneficiaries to this Subscription Agreement, with a right to enforce Section 3, Section 4, Section 5, Section 9, Section 10 and Section 12) and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription

Agreement, including Schedule A hereto. Prior to the Closing, Subscriber agrees to promptly notify the Company, IIAC and the Placement Agents in writing (including, for the avoidance of doubt, by email) if any of the acknowledgments, understandings, agreements, representations and warranties made by Subscriber as set forth herein are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case Subscriber shall notify the Company, IIAC and the Placement Agents if they are no longer accurate in any respect). Subscriber acknowledges and agrees that each purchase by Subscriber of Acquired Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase.

(c)    The Company, IIAC and the Placement Agents (each as a third-party beneficiary with a right of enforcement) are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 9(c) shall not give the Company or the Placement Agents any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of IIAC set forth in this Subscription Agreement.

(d)    All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing until the expiration of any statute of limitations under applicable law.

(e)    The Company and IIAC may request from Subscriber such additional information as the Company and IIAC may reasonably deem necessary to register the resale of the Acquired Shares and evaluate the eligibility of Subscriber to acquire the Acquired Shares, and Subscriber shall provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that the Company and IIAC agree to keep any such information provided by Subscriber confidential except (i) as necessary to include in any registration statement the Company is required to file hereunder, (ii) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities or (iii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which the Company’s securities are listed for trading. Subscriber acknowledges and agrees that if it does not provide the Company with such requested information, the Company may not be able to register Subscriber’s Acquired Shares for resale pursuant to Section 6 hereof. Subscriber acknowledges that the Company and IIAC may file a copy of this Subscription Agreement (or a form of this Subscription Agreement) with the SEC as an exhibit to a periodic report or a registration statement of the Company or IIAC.

(f)    This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 7 above) except by an instrument in writing, signed by each of the parties hereto, provided, however, that no modification or waiver by the Company or IIAC of the provisions of this Subscription Agreement shall be effective without the prior written consent of the Company and IIAC (other than modifications or waivers that are solely ministerial in nature or otherwise immaterial and do not affect any economic or any other material term of this Subscription Agreement). No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties and third-party beneficiaries hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

(g)    This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(h)    Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(i)    If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(j)    This Subscription Agreement may be executed and delivered in one (1) or more counterparts (including by electronic means, such as facsimile, in .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(k)    Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(l)    At any time, the Company or IIAC may (a) extend the time for the performance of any obligation or other act of Subscriber, (b) waive any inaccuracy in the representations and warranties of Subscriber contained herein or in any document delivered by Subscriber pursuant hereto and (c) waive compliance with any agreement of Subscriber or any condition to its own obligations contained herein. At any time, Subscriber may (a) extend the time for the performance of any obligation or other act of the Company or IIAC, (b) waive any inaccuracy in the representations and warranties of the Company or IIAC contained herein or in any document delivered by the Company or IIAC pursuant hereto and (c) waive compliance with any agreement of the Company or IIAC or any condition to its own obligations contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

(m)    Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or telecopied, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (a) when so delivered personally, (b) upon receipt of an appropriate electronic answerback or confirmation when so delivered by telecopy (to such number specified below or another number or numbers as such person may subsequently designate by notice given hereunder), (c) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (d) three (3) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i)    if to Subscriber, to such address or addresses set forth on the signature page hereto;

(ii)    if to IIAC, to:

Investindustrial Acquisition Corp.

Suite 1, 3rd Floor, 11-12 St James’s Square

London SW1Y 4LB

United Kingdom

Attn: Roberto Ardagna

Chief Executive Officer

Email: [***]

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attn:     Christian O. Nagler

    Wayne Williams

Email:   cnagler@kirkland.com

    wwilliams@kirkland.com

and

Kirkland & Ellis LLP

30 St Mary Axe

London EC3A 8AF

United Kingdom

Attention: Cedric Van den Borren

Email:       cedric.vandenborren@kirkland.com

(iii)    if to the Company, to

Ermenegildo Zegna Holditalia S.p.A

Via Roma 99/100

Valdilana (Biella)

Italy

Attn: Gianluca Ambrogio Tagliabue

Email: [***]

with a required copy to (which copy shall not constitute notice):

Sullivan & Cromwell

125 Broad Street

New York, NY 10004

Attn: Scott D. Miller

Email: MILLERSC@sullcrom.com

(n)    This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, THE SUPREME COURT OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH

RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9(m) OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9(n).

10.    Non-Reliance and Exculpation. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of the Company and IIAC expressly contained in Section 3 and Section 4, respectively of this Subscription Agreement, in making its investment or decision to invest in the Company. Subscriber acknowledges and agrees that none of (i) any Other Subscriber pursuant to this Subscription Agreement or any Other Subscription Agreement related to the private placement of the Acquired Shares (including such Other Subscriber’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing) or (ii) the Placement Agents, their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, shall have any liability to Subscriber, or to any Other Subscriber, pursuant to, arising out of or relating to this Subscription Agreement or any Other Subscription Agreement related to the private placement of the Acquired Shares, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Acquired Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, IIAC, the Placement Agents or any Non-Party Affiliate concerning the Company, IIAC, the Placement Agents, any of their controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of the Company, IIAC, any Placement Agent or any of the Company’s, IIAC’s or any Placement Agent’s controlled affiliates or any family member of the foregoing.

11.     No Hedging. The Subscriber agrees that, from the date of this Subscription Agreement, none of the Subscriber or any person or entity acting on behalf of the Subscriber or pursuant to any understanding with the Subscriber will engage in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or similar instrument, including without limitation equity repurchase agreements and securities lending arrangements, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale, loan, pledge or other disposition or transfer (whether by the Subscriber or any other person) of any economic consequences of ownership (excluding, for the avoidance of doubt, any consequences resulting solely from foreign exchange fluctuations), in whole or in part, directly or indirectly, physically or synthetically, of any Acquired Shares, any securities of IIAC or any instrument exchangeable for or convertible into any securities of the Company prior to the Closing, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of securities of the Company, in cash or otherwise, or to publicly disclose the intention to undertake any of the foregoing; provided, however, that the provisions of this Section 11 shall not apply to long sales (including sales of securities held by the Subscriber prior to the date of this Subscription Agreement and securities purchased by the Subscriber in the open market after the date of this Subscription Agreement) other than those effectuated through derivative transactions and similar instruments. Notwithstanding the foregoing, nothing in this Section 11 (i) shall prohibit any entities under common management with the Subscriber that have no knowledge (constructive or otherwise) of this Subscription Agreement or of Subscriber’s participation in the transactions contemplated hereby from entering into any such transactions; and (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, this Section 11 shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Acquired Shares hereunder.

12.    Disclosure. IIAC shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that IIAC has provided to Subscriber at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the reasonable knowledge of IIAC, Subscriber shall not be in possession of any material, non-public information received from IIAC or any of its officers, directors, or employees or agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with IIAC or any of its affiliates, relating to the transactions contemplated by this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, IIAC shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of Subscriber, except (i) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities, (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which IIAC’s securities are listed for trading or (iii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 12.

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber:	State/Country of Formation or Domicile:

By:

Name:

Title:

Name in which Acquired Shares are to be registered (if different):	Date: , 2021

Subscriber’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:

Facsimile No.:	Facsimile No.:

Number of Shares subscribed for:	Price Per Share: $10.00

Purchase Price: $

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice.

Signature Page to

Subscription Agreement

IN WITNESS WHEREOF, each of the Company and IIAC has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

ERMENEGILDO ZEGNA HOLDITALIA S.p.A.

By:
Name: Ermenegildo Zegna Di Monte Rubello
Title: Chief Executive Officer

Date:                     , 2021

INVESTINDUSTRIAL ACQUISITION CORP.

By:
Name: Roberto Ardagna
Title: Chief Executive Officer

Date:                     , 2021

Signature Page to

Subscription Agreement

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Schedule must be completed by Subscriber and forms a part of the Subscription Agreement to which it is attached. Capitalized terms used and not otherwise defined in this Schedule have the meanings given to them in the Subscription Agreement. Subscriber must check the applicable box in either Part A or Part B, and Part C below.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

•	(Please check the applicable subparagraphs):

☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

** OR **

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

•	(Please check the applicable subparagraphs):

1. ☐

We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2. ☐	We are not a natural person.

** AND **

C.	AFFILIATE STATUS

(Please check the applicable box) SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

This page should be completed by Subscriber

and constitutes a part of the Subscription Agreement.

Rule 501(a), under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐

Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding sixty (60) days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status, such as a General Securities Representative license (Series 7), a Private Securities Offerings Representative license (Series 82) and an Investment Adviser Representative license (Series 65);

☐	Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐	Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

Signature Page to

Subscription Agreement

Annex G

PRIVILEGED AND STRICTLY CONFIDENTIAL

Milan, July 16, 2021

To:

Investindustrial Acquisition Corp.

Suite 1, 3rd Floor

11-12 St James’s Square

London SW1Y 4LB

United Kingdom

For the Board of Directors,

We understand that Investindustrial Acquisition Corp., a Cayman Islands exempted company (“IIAC”), intends to enter into a Business Combination Agreement (the “Agreement”) made by and among Ermenegildo Zegna Holditalia S.p.A., a joint stock company incorporated under Italian law (the “Company”), IIAC, and EZ Cayman, a Cayman Islands exempted company (“Merger Sub”) which contemplates, among other things, the following (collectively, the “Transaction”) (i) the Company will implement a cross-border conversion and transfer its legal seat from Italy to The Netherlands and be organized as a Dutch public limited liability company, (ii) the Company will undergo a share split, or any transaction or share reorganization with a similar effect, in order to ensure that the shareholders of the Company will hold 155,400,000 ordinary shares in the share capital of the Company (“Company Ordinary Shares”), (iii) pursuant to a forward purchase agreement, Strategic Holding Group S.à.r.l., an affiliate of the sponsor of IIAC, will purchase up to 22,500,000 of IIAC’s Class A ordinary shares for an aggregate purchase price of €184,500,000, (iv) Merger Sub will merge (the “Merger”) with and into IIAC, pursuant to which (A) IIAC will survive the Merger as a direct, wholly-owned subsidiary of the Company and (B) each issued and outstanding ordinary share of IIAC will be exchanged into one newly issued Company Ordinary Share, (v) pursuant to subscription agreements, certain investors will purchase Company Ordinary Shares at $10 per share for an aggregate purchase price of $250,000,000, (vi) after a distribution of cash by IIAC to the Company, the Company will repurchase 54,600,000 Company Ordinary Shares from Monterubello s.s., a shareholder of the Company, in exchange for €455,000,000 and (vii) the sponsor of the SPAC and the other holders of IIAC’s Class B ordinary shares will deliver 50% of the Company Ordinary Shares received thereby in exchange for their IIAC’s Class B ordinary shares to an escrow account and such Company Ordinary Shares will be released subject to, and in accordance with, the terms and conditions of the Agreement. After giving effect to the Transaction and assuming no stockholders redemptions, the Company existing shareholders will own approximately 62% of the share capital post Transaction.

The Board of Directors of IIAC (the “Board”) has requested that Mediobanca – Banca di Credito Finanziario S.p.A. (“Mediobanca”) render an opinion (this “Opinion”) to the Board in relation to the fairness, from a financial point of view, to the holders of the ordinary shares of IIAC of the consideration to be received by such holders in connection with the Transaction (the “Transaction Consideration”) (i.e. the post-money equity valuation implied by the number of shares in the post-Transaction public company received by the holders of the ordinary shares of IIAC).

In connection with this Opinion, we have made such analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

(i)	reviewed a draft, dated July 15, 2021, of the Agreement;

(ii)	reviewed the term sheet of the transaction structure for proposed business combination provided by IIAC;

(iii)	reviewed certain publicly available business and financial information relating to IIAC and the Company that we deemed to be relevant;

Mediobanca Banca di Credito Finanziario S.p.A.
Piazzetta Enrico Cuccia, 1	Mediobanca S.p.A. è iscritta all’albo delle Banche
20121 Milano, Italia	Mediobanca S.p.A. è capogruppo del Gruppo Bancario Mediobanca iscritto all’albo
Tel. +39 02 8829 1	dei Gruppi Bancari con numero di iscrizione nel Registro delle Imprese di Milano,
Fax +39 02 8829 637	Codice Fiscale e Partita IVA 00714490158. Capitale € 430.738.356
mediobanca.com

(iv)

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by IIAC, including financial projections for the period 2021-23 prepared by the management of the Company (the “Projections”);

(v)	reviewed the Ermenegildo Zegna –investor presentation provided by IIAC;

(vi)	reviewed a Q&A session held with the management of the Company about the financial performance, value chain, future outlook and strategy of the Company, provided to us by IIAC;

(vii)	reviewed the detailed bridge to equity as of 31/12/2020 included in the marketing presentation;

(viii)

spoken with certain members of the management of IIAC and certain of their representatives regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

(ix)	compared the financial and operating performance of the Company with that of companies with publicly traded equity securities that we deemed to be relevant;

(x)	reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; and

(xi)	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, we have assumed that the Projections have been reasonably prepared in good faith by the management of the Company and based upon assumptions which, in light of the circumstances under which they were made, were reasonable. We have assumed that the Projections provide a reasonable basis on which to evaluate the Company and the Transaction and we have used and relied upon the Projections for purposes of our analyses and this Opinion. We express no view or opinion with respect to the Projections or the assumptions on which they are based. For purposes of our financial analyses and this Opinion, with your consent, we (i) did not perform any financial analyses to evaluate the value of IIAC or to derive valuation references ranges for any shares of IIAC for purposes of comparison with the Transaction Consideration or otherwise, and (ii) have assumed that the value of each Company Ordinary Share is equal to $10.00 per share. We have relied upon, without independent verification, the assessment of IIAC and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. We have relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or IIAC since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts at your knowledge that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are substantially accurate, (ii) each party to the Agreement and such other related documents and instruments will perform all of the covenants and agreements required to be performed by such party substantially in accordance with the terms thereof, (iii) all conditions to the consummation of the Transaction will be satisfied without waiver thereof to the extent such waiver would be material to our analyses or this Opinion, and (iv) the Transaction will be consummated substantially in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto to the extent such amendment or modification would be material to our analyses or this Opinion. We have relied upon and assumed, without independent verification, that (a) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal, state and local statutes, rules and regulations, and (b) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained, in each case of (a) and (b) without any adverse effect on the Company or IIAC or any expected benefits of the Transaction that would be material to our analyses or this Opinion. We have also relied upon and assumed, without independent verification that any adjustments to the Transaction Consideration pursuant to the Agreement or otherwise will not be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement conform in all material respects to the draft of the Agreement identified above.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things:

(i)	the underlying business decision of the Board, IIAC, its security holders or any other party to proceed with or effect the Transaction;

(ii)

the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Transaction Consideration to the extent expressly specified herein);

(iii)

the fairness of any portion or aspect of the Transaction other than the Transaction Consideration to the holders of any class of securities, creditors or other constituencies of IIAC, or to any other party;

(iv)	the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for IIAC or any other party;

(v)

the fairness of any portion or aspect of the Transaction to any one class or group of IIAC’s or any other party’s security holders or other constituents vis-à-vis any other class or group of IIAC’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents);

(vi)

the solvency, creditworthiness or fair value of IIAC, the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; or

(vii)

the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of IIAC or the Company, or any class of such persons, relative to the Transaction Consideration or otherwise. Furthermore, we are not expressing any opinion, counsel or interpretation regarding any legal, regulatory, environmental, accounting, insurance or tax matters. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, IIAC, the Company and their respective advisors, as to legal, regulatory, environmental, accounting, insurance and tax matters with respect to IIAC, the Company and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any specific assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of IIAC, the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any specific entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, or possible unasserted claims, to which IIAC or the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims to which IIAC or the Company is or may be a party or is or may be subject.

This Opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

We have not been requested to, and did not, (i) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of IIAC, the Company or any other party, or any alternatives to the Transaction, (ii) negotiate the terms of the Transaction, (iii) advise the Board, IIAC or any other party with respect to alternatives to the Transaction, or (iv) identify, introduce to the Board, IIAC or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the Transaction. We are not expressing any opinion as to what the value of the Company Ordinary Shares actually will be when issued in connection with the Transaction pursuant to the Agreement or the prices at which IIAC’s Class A ordinary shares, IIAC’s Class B ordinary Shares, the Company Ordinary Shares or warrants, options or other securities convertible or exchangeable into any of the foregoing, may trade at any time.

The Opinion is addressed exclusively to the Board for purposes of its evaluation of the Transaction. Therefore, the Opinion: (i) should not be disclosed, in whole or in part, to third parties, nor used for purposes other than those specified herein, except in accordance with the engagement letter between Mediobanca and IIAC dated July 16, 2021 (the “Engagement Letter”) and (ii) is addressed exclusively to the Board and therefore does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Mediobanca’s express consent. In particular, the Opinion is not and should not be interpreted as a recommendation to the Board, IIAC, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Transaction or otherwise. This Opinion should not be construed as creating any fiduciary duty on the part of Mediobanca to any party.

Mediobanca acts as financial advisor and therefore it has not provided and will not provide any advisory services either related to legal, accounting, taxation, industrial, strategic, environmental and/or any other technical subject and/or related to the due diligence. Any power of a financial advisor to bind the Board in any way regarding decisions on the Transaction is expressly excluded and the Opinion is based on the assumption that the Transaction and its terms and conditions have been or will be evaluated by the members of the Board independently. Mediobanca: (i) under the terms of the Engagement Letter, will receive a fee for rendering this Opinion: a portion of the fee will become payable to us following the release of this Opinion, while a portion is contingent to the consummation of the Transaction, in accordance with the terms of the Engagement Letter. In addition, IIAC has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement; (ii) other than providing this Opinion, has not acted as a financial advisor to any party to the Transaction that is the subject of this Opinion; (iii) is part of a leading banking group that carries out, among other things, private and investment banking, asset management, financial advisory services, trading and lending activities for different types of institutions and clients; Mediobanca and its group companies are involved in a wide range of financial transactions, both as principal and as agent, and could in its normal course of business, provide to Investindustrial Holdings S.A., its affiliates, funds (managed or advised by it or by such affiliates) and or subsidiaries of such funds (“Investindustrial”), IIAC and/or the Company (or affiliates thereof) the aforementioned services and activities; (iii) in the context of its trading activities, could trade Investindustrial’s and/or IIAC’s and/or the Company’s financial securities both as principal and as agent. In the last two years Mediobanca has carried out (i) financial advisory services, (ii) lending and derivatives services and (iii) has structured different transactions and products (equity solutions), in the context of other transactions, for Investindustrial, in relation to which it received fees and commission. At the date of this letter, Mediobanca has a lending relationship with the Company, in relation to which it has received and will receive fees and commission.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Transaction Consideration is fair, from a financial point of view, to the holders of the ordinary shares of IIAC.

The issuance of this Opinion has been approved by a fairness opinion committee of Mediobanca.

M E D I O B A N C A

Signed /s/ Alessandro Leone	Signed /s/ Matteo Calegari

Name: Alessandro Leone	Name: Matteo Calegari
Position: Managing Director	Position: Head of Consumer & Luxury Goods
Date: July 16, 2021	Date: July 16, 2021

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The Registrant is an Italian joint stock company (società per azioni) that will be converted shortly prior to the consummation of the Business Combination into a Dutch public limited liability company (naamloze vennootschap) and its name will be changed to Ermenegildo Zegna N.V.

The Registrant’s Articles of Association will provide for certain indemnification rights for its (former) directors and other executive officers (each an “indemnified officer”), and the Registrant may enter into indemnification agreements with each of its indemnified officers providing for procedures for indemnification and advancements by the Registrant of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to us or, at the Registrant’s request, service to other entities, as indemnified officers to the maximum extent permitted by Dutch law or any other applicable laws.

Pursuant to the Zegna Articles of Association, the Registrant shall indemnify any and all of the Zegna Directors, officers, former Zegna Directors, former officers and any person who may have served at its request as a director or officer of a subsidiary of Zegna, who were or are made a party or are threatened to be made a party or are involved in a Proceeding, or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding against any and all liabilities, damages, documented expenses (including attorney’s fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Notwithstanding the above, no indemnification will be made in respect of any claim, issue or matter as to which any of the above-mentioned indemnified persons will be adjudged in a final and non-appealable decision to be liable for gross negligence or willful misconduct in the performance of such person’s duty to Zegna. This indemnification by Zegna will not be exclusive of any other rights to which those indemnified may be entitled otherwise.The Registrant may maintain an insurance policy which insures directors and officers against certain liabilities which might be incurred in connection with the performance of their duties. The description of indemnity herein is merely a summary of the provisions in the Zegna Articles of Association described above, and such description shall not limit or alter the mentioned provisions in the Zegna Articles of Association or other indemnification agreements.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibits

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form F-4, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

See page F-1 for an index of the financial statements included in this registration statement on Form F-4.

Item 22. Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period during which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which,

individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering.

(5)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

(6)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes as follows:

(1)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reoffering’s by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2)

That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e)

The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in clause (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved thereby, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description

2.1†	Business Combination Agreement, dated as of July 18, 2021, by and among Ermenegildo Zegna Holditalia S.p.A., Investindustrial Acquisition Corp. and EZ Cayman (included as Annex A to the proxy statement/prospectus forming part of this registration statement)

2.2	Form of Plan of Merger by and between Investindustrial Acquisition Corp. and EZ Cayman (included as Annex B to the proxy statement/prospectus forming part of this registration statement)

3.1	English translation of the Deed of Conversion of Lanificio Ermenegildo Zegna e Figli S.a.s. into Ermenegildo Zegna Holditalia S.p.A.

3.2	English translation of the Bylaws of Ermenegildo Zegna Holditalia S.p.A.

3.3*	English translation of the Form of Articles of Association of Ermenegildo Zegna N.V. to become effective at the time of the Conversion (included as Annex [●] to the proxy statement/prospectus forming part of this registration statement)

3.4*	Form of Regulations of the Board of Directors of Ermenegildo Zegna N.V. (included as Annex [●] to the proxy statement/prospectus forming part of this registration statement)

3.5*	Terms and Conditions of the Special Voting Shares of Ermenegildo Zegna N.V. (included as Annex [●] to the proxy statement/prospectus forming part of this registration statement)

4.1	Warrant Agreement, dated as of November 23, 2020, by and between Investindustrial Acquisition Corp. and Continental Stock Transfer & Trust Company

4.2*	Form of Warrant Assumption Agreement, by and between Investindustrial Acquisition Corp. and Ermenegildo Zegna Holditalia S.p.A. (included as Annex [●] to the proxy statement/prospectus forming part of this registration statement)

4.3*	Form of Warrant Agreement Amendment, by and between Investindustrial Acquisition Corp. and Continental Stock Transfer & Trust Company (included as Annex [●] to the proxy statement/prospectus forming part of this registration statement)

5.1*	Opinion of De Brauw Blackstone Westbroek N.V.

10.1	Forward Purchase Agreement, dated as of November 18, 2020, by and between Investindustrial Acquisition Corp. and Strategic Holding Group S.à.r.l.

10.2	Amendment to Forward Purchase Agreement, dated as of July 26, 2021, by and between Investindustrial Acquisition Corp. and Strategic Holding Group S.à.r.l. (included as Annex E to the proxy statement/prospectus forming part of this registration statement)

10.3	Form of PIPE Subscription Agreement (included as Annex F to the proxy statement/prospectus forming part of this registration statement)

10.4	Form of PIPE Subscription Agreement (Other)

10.5	Form of PIPE Subscription Agreement (Insider PIPE Subscribers)

10.6*	Form of Registration Rights Agreement (included as Annex [●] to the proxy statement/prospectus forming part of this registration statement)

10.7	Sponsor Letter Agreement, dated as of July 18, 2021, by and among Investindustrial Acquisition Corp. L.P., certain other holders set forth on Schedule I thereto, Investindustrial Acquisition Corp. and Ermenegildo Zegna Holditalia S.p.A. (included as Annex D to the proxy statement/prospectus forming part of this registration statement)

Exhibit No.	Description

10.8	Company Support Agreement, dated as of July 18, 2021, by and among Investindustrial Acquisition Corp., Ermenegildo Zegna Holditalia S.p.A. and the shareholders of Ermenegildo Zegna Holditalia S.p.A. party thereto (included as Annex C to the proxy statement/prospectus forming part of this registration statement)

10.9*	Form of Lock-up Agreement, by and among [●], [●] and [●] (included as Annex [●] to the proxy statement/prospectus forming part of this registration statement)

10.10*	Form of Shareholders Agreement, by and among [●], [●] and [●] (included as Annex [●] to the proxy statement/prospectus forming part of this registration statement)

10.11†	Put Agreement, dated August 25, 2018, by and between Ermenegildo Zegna Holditalia S.p.A. and Mr. Thom Browne

10.12	Amendment No. 1 to Put Agreement, dated May 13, 2021, by and between Ermenegildo Zegna Holditalia S.p.A. and Mr. Thom Browne

21	List of Subsidiaries

23.1	Consent of Deloitte & Touche S.p.A.

23.2	Consent of WithumSmith+Brown, PC

23.3*	Consent of De Brauw Blackstone Westbroek N.V. (included in Exhibit 5.1)

24	Power of Attorney (included on signature page to this registration statement)

99.1	Consent of Mediobanca – Banca di Credito Finanziario S.p.A.

99.2	Consent of Andrea C. Bonomi

99.3	Consent of Sergio P. Ermotti

99.4*	Form of Proxy for Extraordinary General Meeting

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Milan, Italy on August 27, 2021.

Ermenegildo Zegna Holditalia S.p.A.

By:	/s/ Ermenegildo Zegna di Monterubello
Name:	Ermenegildo Zegna di Monte Rubello
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below severally constitutes and appoints each of Ermenegildo Zegna di Monte Rubello and Gianluca Ambrogio Tagliabue (with full power to each of them to act alone), his or her true and lawful attorney-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Act, and any rules, regulations and requirements of the SEC in connection with the registration under the Securities Act of the securities and any blue sky laws or other securities laws of any of the states of the United States of America in order to effect the registration or qualification (or exemption therefrom) of the said securities for issue, offer, sale or trade under the blue sky laws or other securities laws of any of such states and in connection therewith to execute, acknowledge, verify, deliver, file and cause to be published applications, reports, consents to service of process, appointments of attorneys to receive service of process and other papers and instruments which may be required under such laws, including specifically, but without limiting the generality of the foregoing, the power and authority to sign his or her name in his or her capacity as an attorney-in-fact or in any other capacity with respect to this Registration Statement and any registration statement in respect of the securities that is to be effective upon filing pursuant to Rule 462(b) and/or such other form or forms as may be appropriate to be filed with the SEC or under or in connection with any blue sky laws or other securities laws of any state of the United States of America or with such other regulatory bodies and agencies as any of them may deem appropriate in respect of the securities, and with respect to any and all amendments, including post-effective amendments, to this Registration Statement and to any and all instruments and documents filed as part of or in connection with this Registration Statement.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on August 27, 2021:

Signature	Title

/s/ Ermenegildo Zegna di Monterubello
Ermenegildo Zegna di Monte Rubello	Principal Executive Officer and Director

/s/ Gianluca Ambrogio Tagliabue
Gianluca Ambrogio Tagliabue	Principal Financial Officer

/s/ Gian Franco Santhià
Gian Franco Santhià	Principal Accounting Officer

/s/ Paolo Zegna di Monte Rubello
Paolo Zegna di Monte Rubello	Chairman and Director

/s/ Domenico De Sole
Domenico De Sole	Director

/s/ Ronald B. Johnson
Ronald B. Johnson	Director

/s/ Michele Norsa
Michele Norsa	Director

/s/ Henry Peter
Henry Peter	Director

/s/ Anna Zegna di Monte Rubello
Anna Zegna di Monte Rubello	Director

/s/ Renata Zegna di Monte Rubello
Renata Zegna di Monte Rubello	Director

/s/ Vincenzo Roberto
Vincenzo Roberto	Authorized Representative in the United States